As confidentially submitted to the Securities and Exchange Commission on December 12, 2025.

This draft registration statement has not been publicly filed and all information herein remains strictly confidential

Registration No. 333

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AIR Holdings Limited*^

(Exact name of registrant as specified in its charter)

Jersey (State or other jurisdiction of incorporation or organization)	2100 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

Festival Office Tower

Dubai Festival City, 7th Floor

Dubai

United Arab Emirates

+971 4 292 3000

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

(Name, address, including ZIP code, and telephone number, including area code, of agent for service)

Copies to:

Jennifer M. Engelhardt, Esq. Latham & Watkins (London) LLP 99 Bishopsgate London EC2M 3XF United Kingdom +44 20 7710 1000	Ryan Maierson, Esq. Latham & Watkins 811 Main Street Suite 3700 Houston, TX 77002 United States (713) 546-5400	Stephen P. Alicanti, Esq. Sidney Burke, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020 United States (212) 335-4500

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and all other conditions to the proposed Business Combination described herein have been satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
*	For information regarding the Co-Registrant, see “Co-Registrant Table” on the following page.
^

We intend to change our name from AIR Holdings Limited, to AIR Global plc. In addition, prior to the consummation of the Business Combination, we intend to convert our legal form from a Jersey private company to a Jersey public limited company.

The Registrant and Co-Registrant hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant and Co-Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, pursuant to said Section 8(a), may determine.

CO-REGISTRANT TABLE

Exact Name of Co-Registrant as Specified in its Charter(1)(2)	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
AIR Limited	Jersey	2100	Not Applicable

(1)
The Co-Registrant has the following principal executive office:

Festival Office Tower

Dubai Festival City, 7th Floor

Dubai

United Arab Emirates

+971 4 292 3000

(2)
The agent for service for the Co-Registrant is:

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell or issue the securities described in this preliminary proxy statement/prospectus until the associated registration statement filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part, is declared effective. This preliminary proxy statement/prospectus is not an offer to sell any securities and it is not soliciting an offer to buy any securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated , 2026

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING

OF SHAREHOLDERS OF

CANTOR EQUITY PARTNERS III, INC.

and

PROSPECTUS FOR UP TO ORDINARY SHARES

OF

AIR HOLDINGS LIMITED

To the Shareholders of Cantor Equity Partners III, Inc. (“CAEP Shareholders”):

You are cordially invited to attend the extraordinary general meeting (the “Meeting”) of the shareholders of Cantor Equity Partners III, Inc., a Cayman Islands exempted company (“CAEP”), which will be held at , Eastern Time, on , 2026. The Meeting will be held at the offices of DLA Piper LLP (US) at 1251 Avenue of the Americas, New York, New York 10020 and virtually over the Internet by means of a live audio webcast. You or your proxyholder will be able to attend and vote at the Meeting in person or by visiting and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the Meeting, registered shareholders and beneficial owners (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus. This proxy statement/prospectus includes additional instructions on how to access the Meeting and how to listen, vote and submit questions from home or any remote location with Internet connectivity.

CAEP is a Cayman Islands exempted company incorporated as a blank check company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities, which we refer to as an “acquisition target.”

On November 7, 2025, CAEP, AIR Limited, a private limited company incorporated under the laws of Jersey ( “AIR”), AIR Holdings Limited, a private limited company incorporated under the laws of Jersey (“Pubco”), Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company (“Cayman Merger Sub”), and Genesis Jersey Merger Sub Limited, a private limited company incorporated under the laws of Jersey (“Jersey Merger Sub”), entered into a business combination agreement (the “Business Combination Agreement”).

Pursuant to the Business Combination Agreement, and subject to the terms and conditions set forth therein, upon the consummation of the Transactions (as defined below) contemplated thereby (the “Closing”), (i) Cayman Merger Sub will merge with and into CAEP, with CAEP continuing as the surviving entity, and as a result of which CAEP Shareholders will receive one ordinary share of Pubco (a “Pubco Ordinary Share”), for each CAEP Class A ordinary share, par value $0.0001 per share (a “CAEP Class A Ordinary Share”), including each CAEP Class B ordinary share, par value $0.0001 per share (a “CAEP Class B Ordinary Share” and together with the CAEP Class A Ordinary Shares, the “CAEP Ordinary Shares”) that will have automatically converted into CAEP Class A Ordinary Shares pursuant to the CAEP Memorandum and Articles (as defined below), held by such CAEP Shareholder other than any CAEP Class B Ordinary Shares surrendered by Cantor EP Holdings III, LLC (the “Sponsor”) and any CAEP Class A Ordinary Shares that have been validly redeemed (the “Cayman Merger”) and (ii) immediately following, Jersey Merger Sub will merge with and into AIR, with AIR continuing as the surviving entity, and as a result of which the shareholders of AIR (“AIR Shareholders”) will receive Pubco Ordinary Shares in exchange for their interests in AIR as described below (such merger, the “Jersey Merger,” the Jersey Merger together with the Cayman Merger, the “Mergers” and the Mergers together with the other Transactions contemplated by the Business Combination Agreement and the Ancillary Documents thereto, the “Transactions”). As a result of the Mergers, CAEP and AIR will become wholly owned subsidiaries of Pubco, and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with applicable law.

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The Pubco Ordinary Shares received by the AIR Shareholders will be locked-up and subject to transfer restrictions, with certain exceptions, until the earlier of (a) six months after the date of the Closing, and (b) the date on which Pubco consummates a merger, consolidation or reorganization with or into another person which results in the holders of Pubco Ordinary Shares having the right to receive cash or registered publicly listed securities with a per Pubco Ordinary Share consideration equal to or exceeding $12.50 per share, considering the fully diluted share count.

Concurrently with the execution of the Business Combination Agreement, CAEP, Pubco, AIR and certain AIR Shareholders representing greater than two-thirds of the outstanding AIR Ordinary Shares entitled to vote on the Transactions (the “Key AIR Shareholders”) entered into a shareholder support agreement (the “Shareholder Support Agreement”), pursuant to which the Key AIR Shareholders agreed, among other things, (a) to not transfer their AIR Ordinary Shares, (b) to not amend or revoke the special written resolutions of AIR Shareholders approving the Transactions and (c) to vote or execute a written resolution against (i) any Alternative Transactions (as defined below) and (ii) any other proposal, transaction, or agreement that would reasonably be expected to frustrate the purposes of or impede, prevent or delay the Jersey Merger or the other Transactions. AIR has agreed to use its reasonable best efforts to obtain executed Shareholder Support Agreements from any Key AIR Shareholders who have not executed the Shareholder Support Agreement as of the date of the Business Combination Agreement.

Concurrently with the execution of the Business Combination Agreement, CAEP, AIR and the Sponsor entered into a sponsor support agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor agreed (i) to vote its CAEP Ordinary Shares at the Meeting in favor of the Business Combination Agreement, the Transactions and related matters, (ii) to vote its CAEP Ordinary Shares against any Alternative Transactions, (iii) to comply with the restrictions imposed by the letter agreement, dated as of June 25, 2025, by and among CAEP, the Sponsor and the officers and directors of CAEP at the time of its initial public offering (the “Insider Letter”), including the restrictions on transfer and redeeming CAEP Ordinary Shares in connection with the Transactions, and (iv) subject to and conditioned upon the Closing, that any loans outstanding from the Sponsor to CAEP shall be repaid as follows: (a) with respect to the Promissory Note in the aggregate principal amount of up to $1,750,000 entered into by CAEP in favor of Sponsor on June 25, 2025 (the “Sponsor Loan”), the aggregate amount owed by CAEP, as set forth on the statement delivered by CAEP prior to the Cayman Closing pursuant to the Business Combination Agreement (the “SPAC Pre-Closing Statement”), shall be automatically converted, immediately prior to the Cayman Merger, into CAEP Class A Ordinary Shares at $10.00 per share, and (b) with respect to the Promissory Note in the aggregate principal amount of up to $4,140,000 entered into by CAEP in favor of Sponsor on June 25, 2025 (the “Sponsor Note”) evidencing loans the Sponsor may make to CAEP in connection with the consummation of a business combination, an extension of the Combination Period (as defined below) or CAEP’s liquidation (each, a “Redemption Event”), all amounts outstanding thereunder as of the Closing, as set forth on the SPAC Pre-Closing Statement, shall be repaid in cash at Closing.

In addition, pursuant to the Sponsor Support Agreement, the Sponsor agreed, solely in connection with and only for the purpose of the Transactions, to waive the anti-dilution protection applicable to the CAEP Class B Ordinary Shares under CAEP’s Amended and Restated Memorandum and Articles of Association (the “CAEP Memorandum and Articles”) so that the CAEP Class B Ordinary Shares will convert into CAEP Class A Ordinary Shares only upon the Initial Conversion Ratio (as defined in the CAEP Memorandum and Articles to be 1:1) in connection with the Transactions.

The Sponsor also agreed that, subject to the Closing, it will (a) surrender, for no consideration, 3,400,000 CAEP Class B Ordinary Shares to be cancelled by CAEP and (b) not transfer 1,500,000 of the Pubco Ordinary Shares that it will receive in exchange for its CAEP Class B Ordinary Shares (the “Sponsor Earnout Shares”) until the occurrence of certain release events. In the event that the release events do not occur on or prior to the five-year anniversary of the Closing (the “Earnout Period”), the Sponsor agreed that the Sponsor Earnout Shares will be redesignated and immediately redeemed and cancelled. The Sponsor Earnout Shares will be released upon the occurrence of the following release events: (a) 750,000 of the Sponsor Earnout Shares will be released and no longer be subject to redesignation, redemption and cancellation if the closing price of the Pubco Ordinary Shares is at or above $12.50 for 20 trading days over a consecutive 30-day period during the Earnout Period, and (b) the remaining 750,000 of the Sponsor Earnout Shares will be released and no longer be subject to redesignation, redemption and cancellation if the closing price of the Pubco Ordinary Shares is at or above $15.00 for 20 trading days over a consecutive 30-day period during the Earnout Period. In addition, the Sponsor Earnout Shares are subject to early release to the Sponsor for certain release events including a Pubco sale, change of control, going private transaction or delisting after the Closing, in each case, as set forth in the Sponsor Support Agreement.

Further, pursuant to the Sponsor Support Agreement, the parties agreed that at Closing, the transfer restrictions under the Insider Letter with respect to the CAEP Class B Ordinary Shares would be of no further force and effect and that Sponsor’s Pubco Ordinary Shares it receives in exchange for its CAEP Class B Ordinary Shares (the “Post-Combination Founder Shares”) would instead be subject to the lock-up arrangement provided for under the Sponsor Support Agreement such that Sponsor’s Post-Combination Founder Shares will be bound by transfer restrictions for six (6) months after the date of the Closing, subject to certain early release exceptions, including for Pubco’s consummation of a merger, consolidation or reorganization into another person, in each case, as set forth in the Sponsor Support Agreement. Notwithstanding the foregoing, the Sponsor may transfer its Post-Combination Founder Shares in certain situations.

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Concurrently with the Closing, CAEP, Pubco, the Sponsor and certain AIR Shareholders will amend and restate the registration rights agreement, dated as of June 25, 2025, between CAEP and the Sponsor (the “A&R Registration Rights Agreement”), pursuant to which Pubco (a) will be added as a party and (b) will provide registration rights with respect to the resale of Pubco Ordinary Shares held by the Sponsor and certain AIR Shareholders.

Upon the completion of the Business Combination, and assuming, among other things, that no Public Shareholders (as defined below) exercise redemption rights with respect to their Public Shares (as defined below) in connection with the Business Combination, all Sponsor Earnout Shares are released in accordance with their terms, all AIR Earnout Shares are released in accordance with their terms and that no Pubco Ordinary Shares are issued pursuant to the Pubco omnibus equity incentive plan, to be adopted prior to Closing, as amended from time to time (the “Incentive Plan”), (i) Public Shareholders, (ii) the Sponsor, (iii) the Kingsway Holders and (iv) the AIR Shareholders (excluding the Kingsway Holders), in each case, will own approximately %, %, %, and % of the issued and outstanding Pubco Ordinary Shares, respectively, subject to adjustments based on AIR Ordinary Shares outstanding immediately prior to the Jersey Closing and based on the assumptions set forth elsewhere in this proxy statement/prospectus.

The negotiated price per Pubco Ordinary Share is $10.00 per share for (i) Public Shareholders, (ii) the Sponsor, (iii) the directors and officers of CAEP, and (iv) the AIR Shareholders.

The total consideration that the Sponsor and its affiliates will receive at Closing, comprising Pubco Ordinary Shares at the negotiated price of $10.00 per share (in exchange for the CAEP Ordinary Shares held by the Sponsor after accounting for the surrender by the Sponsor and cancellation of 3,400,000 of the 6,900,000 CAEP Founder Shares (as defined below) it holds today immediately prior to, and subject to the consummation of, the Cayman Merger) and the cash fees to be paid to Cantor Fitzgerald & Co. (“CF&Co.”), an affiliate of the Sponsor, as further described herein, is $77,165,000, assuming, among other things, that the Sponsor Loan is fully drawn (for a maximum amount of $1,750,000), that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, no amount is drawn under the Sponsor Note, and the Sponsor Earnout Shares are released and not forfeited.

The total consideration that AIR Shareholders will receive at Closing, comprising Pubco Ordinary Shares at $10.00 per share (in exchange for the AIR Ordinary Shares held by the AIR Shareholders immediately prior to the Jersey Merger), and holders of certain AIR incentive awards will receive at Closing, is approximately $1,456 million, assuming AIR Earnout Shares are released and not forfeited and excluding any Pubco Ordinary Shares issuable on exercise of the Assumed Conditional Awards (as defined below) and the Incentive Plan (as defined below).

Proposals to approve the Business Combination Agreement and the other matters discussed in this proxy statement/prospectus will be presented at the Meeting scheduled to be held on , 2026.

The CAEP Class A Ordinary Shares are currently listed on the Nasdaq Global Market under the symbol “CAEP.” If Pubco’s application for listing is approved, Pubco Ordinary Shares are expected to be traded on the Nasdaq Global Market or another national securities exchange under the symbol “AIIR.” The CAEP Class A Ordinary Shares will not trade after the Closing.

Each of CAEP and Pubco is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to comply with certain reduced public company reporting requirements. Pubco also is, and will be, after the consummation of the Business Combination, considered a “controlled company” under Nasdaq rules, and may be exempt from certain corporate governance requirements thereunder.

Interests of the Sponsor and CAEP’s Directors and Executive Officers in the Business Combination

When holders (the “Public Shareholders”) of CAEP Class A Ordinary Shares issued in the initial public offering of CAEP (the “CAEP IPO” and such shares, the “Public Shares”) consider the recommendation of the board of directors of CAEP (the “CAEP Board”) in favor of approval of the Business Combination and the other proposals discussed in this proxy statement/prospectus (the “Proposals”), Public Shareholders should keep in mind that the Sponsor and CAEP’s directors and officers have interests in the Proposals that are different from, or in addition to (and which may conflict with), the interests of a Public Shareholder as a CAEP Shareholder. These interests include, among other things:

•
As of the date hereof, the Sponsor is the record holder of 6,900,000 CAEP Class B Ordinary Shares (the “CAEP Founder Shares”) it acquired for $25,000 and 580,000 CAEP Class A Ordinary Shares (the “CAEP Private Placement Shares”) it acquired in a private placement for $10.00 per share. The following persons have material interests in the Sponsor: Cantor Fitzgerald, L.P. (“Cantor”) is the sole member of the Sponsor; CF Group Management, Inc. (“CFGM”) is the managing general partner of Cantor; and Brandon G. Lutnick is the controlling trustee of the trusts owning all of the voting shares of CFGM and the Chairman and Chief Executive Officer of CFGM and Cantor. As of the date hereof, each of Cantor, CFGM and Brandon Lutnick may be deemed to have beneficial ownership of the CAEP Ordinary Shares held directly by the Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. Further, Brandon G. Lutnick is the Chairman and Chief Executive Officer of each of the Sponsor, Cantor and CFGM. As of the date hereof, other

4

than Brandon G. Lutnick (as described above) and Danny Salinas (who has a minority limited partnership interest in Cantor), none of CAEP’s other directors or executive officers has a direct or indirect ownership interest in the Sponsor and none of CAEP’s directors or executive officers has beneficial ownership of the CAEP Ordinary Shares held directly by the Sponsor;
•
The Sponsor paid $25,000, or approximately $0.004 per share, for the 6,900,000 CAEP Founder Shares, and $5,800,000, or $10.00 per share, for the 580,000 CAEP Private Placement Shares. Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to surrender, for no consideration, which CAEP will cancel, 3,400,000 CAEP Founder Shares immediately prior to, and subject to the consummation of, the Cayman Merger, resulting in the Sponsor owning 3,500,000 CAEP Founder Shares immediately after such surrender. As of November 7, 2025, the aggregate value of such shares is estimated to be approximately $41.7 million, assuming the per share value of the shares is the same as the $10.23 closing price of the CAEP Class A Ordinary Shares on Nasdaq on November 7, 2025 (the date the proposed Business Combination was announced). As a result, the Sponsor may be able to recover its investment in CAEP and realize a profit, even if the value of Pubco Ordinary Shares declines following Closing;
•
The 6,900,000 CAEP Founder Shares and 580,000 CAEP Private Placement Shares held by the Sponsor and purchased by the Sponsor for $5,825,000 will be worthless if a business combination is not consummated by CAEP by the end of the Combination Period;
•
Pursuant to the Insider Letter, the Sponsor agreed that, subject to limited exceptions, the 580,000 CAEP Private Placement Shares it holds will not be sold or transferred until 30 days after CAEP has completed a business combination and that the 6,900,000 CAEP Founder Shares it holds will not be sold or transferred until the earlier of (a) the one-year anniversary of CAEP’s initial business combination, (b) subsequent to CAEP’s initial business combination, (x) if the last reported sale price of the CAEP Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after CAEP’s initial business combination, and (c) the date on which CAEP completes certain material transactions that result in all of its shareholders having the right to exchange their shares for cash, securities or other property. The Sponsor Support Agreement supersedes the lock-up provided for in the Insider Letter and provides that the lock-up will apply to the Post-Combination Founder Shares until the earlier of (i) six months after the Closing and (ii) an early release event as set forth in the Sponsor Support Agreement;
•
Pursuant to the Sponsor Support Agreement, the Sponsor has agreed that 1,500,000 of the Post-Combination Founder Shares will be subject to the Sponsor Earnout Conditions;
•
CF&Co., an affiliate of the Sponsor and Cantor, is a party to that certain letter agreement, dated October 23, 2025, between CF&Co. and CAEP, pursuant to which CAEP has engaged CF&Co. as its exclusive financial advisor in connection with the Transactions. For the services provided thereto, CF&Co. will receive a cash fee at Closing equal to approximately $24.235 million, being equal to 1.5% of the enterprise value of AIR less $2 million, which fee will be reduced by an amount equal to the lesser of (i) $1.98 million and (ii) the product of: (x) 5.5%, (y) $10.00 and (z) the number of Public Shares redeemed in connection with the Transactions. In addition, CF&Co. previously entered into a Business Combination Marketing Agreement with CAEP on June 25, 2025 (the “Business Combination Marketing Agreement”), pursuant to which CF&Co. will receive a $10.38 million cash fee at Closing. Payment of the foregoing fees are contingent on Closing;
•
The Sponsor and CAEP’s officers and directors have agreed not to redeem any CAEP Ordinary Shares held by them in connection with a shareholder vote to approve a proposed business combination, including the Business Combination;
•
The CAEP Memorandum and Articles provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as CAEP; and (ii) CAEP renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and CAEP, on the other. In the course of their other business activities, CAEP’s officers and directors may have, or may become aware of, other investment and business opportunities which may be appropriate for presentation to CAEP as well as the other entities with which they are affiliated. CAEP’s management has pre-existing fiduciary duties and contractual obligations and if there is a conflict of interest in determining to which entity a particular business combination opportunity should be presented, any pre-existing fiduciary obligation will be presented the business combination opportunity before CAEP is presented with it. CAEP does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target;
•
CAEP has until June 27, 2027 (24 months from the consummation of the CAEP IPO), or until such earlier liquidation date as the CAEP Board may approve or such later date as the CAEP Shareholders may approve pursuant to the CAEP Memorandum and Articles, to consummate a business combination (the “Combination Period”). If the Business Combination with Pubco and AIR is not consummated and CAEP does not consummate another business combination by the end of the Combination Period, CAEP will cease all operations except for the purpose of winding up, redeeming 100% of the issued and outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and the CAEP Board, dissolving and liquidating, subject in each case above to CAEP’s obligations under Cayman

5

Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the 6,900,000 CAEP Founder Shares and 580,000 CAEP Private Placement Shares held by the Sponsor would be worthless because the Sponsor has waived its right to participate in any redemption or distribution with respect to such CAEP Ordinary Shares, and CF&Co. will not receive any of the fees described above;
•
CAEP has issued the Sponsor Loan to the Sponsor in respect of the up to $1,750,000 in loans the Sponsor has made, and will make, to CAEP to fund CAEP’s expenses relating to investigating and selecting an acquisition target and other working capital requirements. The Sponsor Loan does not bear interest and is repayable by CAEP to the Sponsor upon consummation of a business combination; provided that, at the Sponsor’s option, at any time on or prior to the consummation of the Business Combination, all or any portion of the amount outstanding under the Sponsor Loan may be converted into CAEP Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Loan would be repaid only out of funds held outside of CAEP’s trust account (the “Trust Account”). As of September 30, 2025, CAEP had approximately $12,000 outstanding under the Sponsor Loan. If the Business Combination or another business combination is not consummated by the end of the Combination Period, the Sponsor Loan may not be repaid to the Sponsor, in whole or in part. Pursuant to the Sponsor Support Agreement, the Sponsor has agreed that upon consummation of the Business Combination, all the amounts owed by CAEP to it under the Sponsor Loan will be repaid in the form of newly issued CAEP Class A Ordinary Shares, rather than in cash, at $10.00 per share;
•
CAEP has also issued the Sponsor Note to the Sponsor in connection with up to $4,140,000 in loans the Sponsor may make to CAEP in connection with each Redemption Event, such that an amount equal to $0.15 per redeemed Public Share in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed Public Shares on such Redemption Event. The Sponsor Note does not bear interest and is repayable by CAEP to the Sponsor upon consummation of a business combination; provided that, at the Sponsor’s option, at any time on or prior to the consummation of the Business Combination, all or any portion of the amount outstanding under the Sponsor Note may be converted into CAEP Class A Ordinary Shares at a conversion price of $10.00 per share. If CAEP is unable to consummate the Business Combination, the Sponsor Note would be repaid only out of funds held outside of the Trust Account. As of September 30, 2025, CAEP had $0 outstanding under the Sponsor Note.
•
If CAEP is unable to complete a business combination by the end of the Combination Period, and to the extent there are claims by a third party for services rendered or products sold to CAEP or by a prospective acquisition target with which CAEP has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, in each case, reduce the amount of redemption amount to below the lesser of (i) the sum of (A) $10.00 per Public Share and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event and (ii) the sum of (A) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less interest released to pay taxes, and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event, then the Sponsor may be liable to CAEP pursuant to the Insider Letter, provided that such liability will not apply to any claims by a third party or prospective acquisition target who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under CAEP’s indemnity of the underwriters of the CAEP IPO against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and CAEP’s public auditor;
•
The Sponsor, CAEP’s officers and directors and their affiliates are entitled to reimbursement for any out-of-pocket expenses incurred by them in connection with certain activities on CAEP’s behalf, such as identifying, investigating, negotiating and completing a business combination. If CAEP does not complete a business combination by the end of the Combination Period, CAEP may not have the cash necessary to reimburse these expenses. As of the date of this proxy statement/prospectus, none of the Sponsor, CAEP’s officers and directors or their affiliates has incurred any such expenses which would be reimbursed at Closing; and
•
CAEP’s officers and directors will be eligible for continued indemnification and continued coverage under a tail policy for CAEP’s directors’ and officers’ liability insurance policy for up to a six-year period from and after Closing for events occurring prior to Closing, which tail policy is to be paid for by Pubco at Closing pursuant to the Business Combination Agreement. If the Business Combination does not close, CAEP’s officers and directors may not receive this tail insurance coverage.

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Consideration to be Received by, and Securities to be Issued to, the Sponsor and its Affiliates

Set forth below is a summary of the terms and amount of the consideration received or to be received by the Sponsor and its affiliates in connection with the Business Combination, the amount of securities issued or to be issued by Pubco to the Sponsor and the price paid or to be paid or consideration provided for such securities or any related financing transaction.

Entity	Interest in Securities/Other Consideration to be Received	Price Paid or to be Paid or Consideration Provided
Sponsor
•
The Sponsor will receive 3,500,000 Pubco Ordinary Shares in exchange for its 3,500,000 CAEP Founder Shares (after accounting for the surrender by the Sponsor and cancellation of 3,400,000 of the 6,900,000 CAEP Founder Shares it holds today immediately prior to, and subject to the consummation of, the Cayman Merger); provided that 1,500,000 of such Pubco Ordinary Shares will be subject to release upon the Sponsor Earnout Conditions.
•
The Sponsor will receive 580,000 Pubco Ordinary Shares in exchange for its 580,000 CAEP Private Placement Shares
•
Additional Pubco Ordinary Shares in exchange for CAEP Class A Ordinary Shares and/or cash

•
$25,000 paid to purchase the 6,900,000 CAEP Founder Shares
•
$5,800,000 paid to purchase the 580,000 CAEP Private Placement Shares
•
Amounts outstanding at Closing under (a) the Sponsor Loan will be repaid by the issuance of CAEP Class A Ordinary Shares at $10.00 per share and (b) all other outstanding loans provided by the Sponsor to CAEP (other than the Sponsor Loan) will be repaid in cash

CF&Co.
•
$10,380,000 in cash
•
Approximately $24.235 million in cash, being equal to 1.5% of the enterprise value of AIR less $2 million, which fee will be reduced by an amount equal to the lesser of (i) $1.98 million and (ii) the product of: (x) 5.5%, (y) $10.00 and (z) the number of Public Shares redeemed in connection with the Transactions.
• Services pursuant to the Business Combination Marketing Agreement • Services pursuant to the CF&Co. M&A Engagement Letter

Because the Sponsor acquired the 3,500,000 CAEP Founder Shares (after accounting for the surrender by the Sponsor and cancellation of 3,400,000 CAEP Founder Shares immediately prior to the Cayman Merger) at a nominal price, Public Shareholders will incur substantial and immediate dilution upon the Closing of the Business Combination. See the sections titled “Summary of the Proxy Statement/Prospectus — The Business Combination Agreement — Ownership of Pubco Following the Business Combination,” “Risk Factors — Risks Related to the Business Combination — The value of the CAEP Founder Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of Pubco Ordinary Shares at such time is substantially less than $10.00 per share, which may create an economic incentive for the CAEP management team to pursue and consummate the Business Combination which differs from Public Shareholders” and “Risk Factors — Risks Related to the Business Combination — Public Shareholders who do not redeem their Public Shares will experience substantial and immediate dilution upon Closing of the Business Combination as a result of the CAEP Class B Ordinary Shares held by the Sponsor, since the value of the CAEP Class B Ordinary Shares is likely to be substantially higher than the nominal price paid for them, as well as a result of the issuance of Pubco Ordinary Shares in the Business Combination.”

After careful consideration, the CAEP Board has unanimously approved the Business Combination Agreement and the other Proposals described in the accompanying proxy statement/prospectus and the CAEP Board has determined that it is advisable to consummate the Business Combination. The CAEP Board did not obtain a fairness opinion (or any similar report or appraisal) in connection with its determination to approve the Business Combination. However, CAEP’s management, the members of the CAEP Board and the other representatives of CAEP have reviewed certain financial information of AIR and other relevant financial information selected based on the experience and the professional judgment of CAEP’s management team. Accordingly, investors will be relying solely on the judgment of the CAEP Board in valuing AIR’s business and accordingly, investors assume the risk that the CAEP Board may not have properly valued such business. For more information, see Risk Factors — Risks Related to the Business Combination — Neither the CAEP Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the Business Combination. Consequently, CAEP Shareholders have no assurance from an independent source that the number of Pubco Ordinary Shares to be issued to the Sellers and CAEP Shareholders in the Business Combination is fair to CAEP — and, by extension, CAEP Shareholders — from a financial point of view.” The CAEP Board recommends that Public Shareholders vote “FOR” the Proposals described in the accompanying proxy statement/prospectus (including each of the sub-proposals).

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This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the Meeting. CAEP encourages you to carefully read this entire document and the documents incorporated by reference. You should also carefully consider the risk factors described in “Risk Factors” on page 45 of this proxy statement/prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated , 2026, and is first being mailed to CAEP Shareholders on or about , 2026.

Sincerely,

Brandon Lutnick
, 2026	Chairman and Chief Executive Officer

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ADDITIONAL INFORMATION

No person is authorized to give any information or to make any representation with respect to the matters that the accompanying proxy statement/prospectus describes other than those contained in the accompanying proxy statement/prospectus, and, if given or made, the information or representation must not be relied upon as having been authorized by Pubco, CAEP or AIR. The accompanying proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of the accompanying proxy statement/prospectus nor any distribution of securities made under the accompanying proxy statement/prospectus will, under any circumstances, create an implication that there has been no change in the affairs of Pubco, CAEP or AIR since the date of the accompanying proxy statement/prospectus or that any information contained therein is correct as of any time subsequent to such date.

This document describes important business and financial information about CAEP, Pubco and AIR filed with the Securities and Exchange Commission (the “SEC”) that is not included in or delivered with this document. You can obtain any of the documents filed with the SEC by CAEP at no cost from the SEC’s website at www.sec.gov. You may also request copies of these documents, including documents incorporated by reference into this document, at no cost, by contacting CAEP. Please see “Where You Can Find More Information” for more details. In order to receive timely delivery of the documents, you must request this information no later than five business days in advance of the Meeting with your request made to:

Cantor Equity Partners III, Inc.

110 East 59th Street

New York, New York 10022

Email: CantorEquityPartners@cantor.com

or

Sodali & Co

430 Park Avenue, 14th Floor

New York, NY 10022

Telephone: (800) 662-5200

Bank and Brokers can call at (203) 658-9400

Email: CAEP.info@investor.sodali.com

9

CANTOR EQUITY PARTNERS III, INC.
110 East 59th Street
New York, New York 10022

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON , 2026

TO THE SHAREHOLDERS OF CANTOR EQUITY PARTNERS III, INC. (“CAEP SHAREHOLDERS”):

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “Meeting”) of the shareholders of Cantor Equity Partners III, Inc., a Cayman Islands exempted company (“CAEP”), will be at Eastern Time, on , 2026. The Meeting will be held at the offices of DLA Piper LLP (US) at 1251 Avenue of the Americas, New York, New York 10020 and virtually over the Internet by means of a live audio webcast. You can participate in the Meeting, vote and submit questions via live webcast by visiting and using a control number assigned by Continental Stock Transfer & Trust Company. You will not be required to attend the Meeting in person in order to vote, and CAEP encourages virtual participation. You are cordially invited to attend the Meeting in person at the location noted above or via the live webcast noted above, and will be asked to consider and vote upon the following proposals (the “Proposals”):

(1)
The Business Combination Proposal — to approve and adopt, by ordinary resolution, the Business Combination Agreement (as amended, restated or otherwise modified from time to time, the “Business Combination Agreement”), dated as of November 7, 2025, by and among CAEP, AIR Limited, a private limited company incorporated under the laws of Jersey (“AIR”), AIR Holdings Limited, a private limited company incorporated under the laws of Jersey (“Pubco”), Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company (“Cayman Merger Sub”), and Genesis Jersey Merger Sub Limited, a private limited company incorporated under the laws of Jersey (“Jersey Merger Sub”), pursuant to which (a) Cayman Merger Sub will merge with and into CAEP, with CAEP continuing as the surviving entity, and as a result of which CAEP Shareholders will receive one ordinary share of Pubco (a “Pubco Ordinary Share”) for each CAEP Class A ordinary share, par value $0.0001 per share (a “CAEP Class A Ordinary Share”), including each CAEP Class B ordinary share, par value $0.0001 per share (a “CAEP Class B Ordinary Share and together, with the CAEP Class A Ordinary Shares, the “CAEP Ordinary Shares”) that will have automatically converted into CAEP Class A Ordinary Shares pursuant to the CAEP Memorandum and Articles, held by such CAEP Shareholder other than any CAEP Class B Ordinary Shares surrendered by Cantor EP Holdings III, LLC (the “Sponsor”) and any CAEP Class A Ordinary Shares that have been validly redeemed (the “Cayman Merger”) and (b) immediately following, Jersey Merger Sub will merge with and into AIR, with AIR continuing as the surviving entity, and as a result of which the shareholders of AIR (the “AIR Shareholders”) will receive Pubco Ordinary Shares in exchange for their interests in AIR as described below (such merger, the “Jersey Merger,” the Jersey Merger together with the Cayman Merger, the “Mergers” and the Mergers together with the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents thereto, the “Transactions”). We refer to this proposal as the “Business Combination Proposal.” The Business Combination Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Business Combination Proposal,” and a copy of the Business Combination Agreement and the amendment thereto is attached to the accompanying proxy statement/prospectus as Annex A.
(2)
The Merger Proposal — to approve and authorize, by special resolution, (a) the Cayman Merger and the plan of merger for the Cayman Merger to be entered into by Cayman Merger Sub, CAEP and Pubco (the “Cayman Plan of Merger”), (b) the amendment and restatement of the memorandum and articles of association of CAEP by the deletion in their entirety and the substitution in their place of the memorandum and articles of association of Cayman Merger Sub as in effect immediately prior to the Cayman Effective Time and (c) the amendment of the authorized share capital of CAEP from $55,500 divided into 500,000,000 Class A ordinary shares of a par value of $0.0001 each, 50,000,000 Class B ordinary shares of a par value of $0.0001 each and 5,000,000 preference shares of a par value of $0.0001 each to $55,000 divided into 555,000,000 shares of a nominal or par value of $0.0001 each.

We refer to this proposal as the “Merger Proposal.” The Merger Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Merger Proposal” and a copy of the Cayman Plan of Merger is attached to the accompanying proxy statement/prospectus as Annex E.

(3)
The Organizational Documents Proposals — to consider and vote, on a non-binding advisory basis, upon separate proposals to approve the material differences between CAEP’s Amended and Restated Memorandum and Articles of Association (the “CAEP Memorandum and Articles”) and the amended and restated memorandum and articles of association of Pubco (the “A&R Pubco Articles”), substantially in the form attached to this proxy statement/prospectus as Annex F specifically to approve (collectively, the “Organizational Documents Proposals”):
•
Proposal A: changes to the size and composition of the board of directors;
•
Proposal B: the change from a classified board of directors to an unclassified board;

10

•
Proposal C: the change that the board of directors is elected by a simple majority of the votes cast by holders of Pubco Ordinary Shares;
•
Proposal D: changes related to the parties that may call a special meeting of shareholders;
•
Proposal E: the changes to the quorum of the board of directors;
•
Proposal F: the changes to the notice of shareholder actions and meetings; and
•
Proposal G: the changes to the exclusive forum provision.

The Organizational Documents Proposals are described in more detail in the accompanying proxy statement/prospectus under the heading “The Organizational Documents Proposals.”

(4)
The Nasdaq Proposal — to approve, by ordinary resolution, a proposal for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance of (i) Pubco Ordinary Shares in connection with the Business Combination, (ii) the CAEP Class A Ordinary Shares issuable in repayment of the promissory note in the aggregate principal amount of up to $1,750,000 entered into by CAEP in favor of the Sponsor on June 25, 2025 (the “Sponsor Loan”), and (iii) additional Pubco Ordinary Shares that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan (as defined below), to the extent such issuances would require shareholder approval under Nasdaq Rule 5635. We refer to this proposal as the “Nasdaq Proposal.” The Nasdaq Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Nasdaq Proposal.”
(5)
The Adjournment Proposal — to approve, by ordinary resolution, a proposal to adjourn the Meeting to a later date or dates, if it is determined by CAEP that additional time is necessary or appropriate to complete the Business Combination or for any other reason. We refer to this proposal as the “Adjournment Proposal.” The Adjournment Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Adjournment Proposal.”

Only holders of record of CAEP Ordinary Shares at the close of business on , 2026 (the “Record Date”) are entitled to notice of the Meeting and to vote and have their votes counted at the Meeting and any adjournments of the Meeting.

After careful consideration, the board of directors of CAEP (the “CAEP Board”) has determined that the Business Combination Proposal, the Merger Proposal, the Organizational Documents Proposals, the Nasdaq Proposal and the Adjournment Proposal are in the commercial interests of CAEP and the CAEP Shareholders and unanimously recommends that Public Shareholders vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” each of the Organizational Documents Proposals, “FOR” the Nasdaq Proposal and “FOR” the Adjournment Proposal, if presented. When Public Shareholders consider the CAEP Board’s recommendation of the Proposals, Public Shareholders should keep in mind that the directors and officers of CAEP and Pubco have interests in the Business Combination that may conflict with the interests of a Public Shareholder as a CAEP Shareholder. For a more complete descriptions of these interests, see the sections entitled “Proposal No. 1 -The Business Combination Proposal — Interests of the Sponsor and CAEP’s Directors and Executive Officers in the Business Combination.”

The CAEP Board has already approved the Business Combination. The CAEP Board did not obtain a fairness opinion (or any similar report or appraisal) in connection with its determination to approve the Business Combination. However, CAEP’s management, the members of the CAEP Board and the other representatives of CAEP have reviewed certain financial information of AIR and other relevant financial information selected based on the experience and the professional judgment of CAEP’s management team. Accordingly, investors will be relying solely on the judgment of the CAEP Board in valuing AIR’s business and accordingly, investors assume the risk that the CAEP Board may not have properly valued such business. For more information, see the risk factor entitled “Risk Factors — Risks Related to the Business Combination — Neither the CAEP Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the Business Combination. Consequently, CAEP Shareholders have no assurance from an independent source that the number of Pubco Ordinary Shares to be issued to the Sellers and CAEP Shareholders in the Business Combination is fair to CAEP — and, by extension, CAEP Shareholders — from a financial point of view.”

To pass, each of the Business Combination Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution of CAEP Shareholders, which requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the CAEP Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). To pass, the Merger Proposal requires a special resolution of CAEP Shareholders, which requires the affirmative vote of at least two-thirds of the votes cast by, or on behalf of, the CAEP Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). CAEP Shareholders are also being asked to approve, on a non-binding advisory basis, each of the Organizational Documents Proposals. Although the CAEP Board is asking CAEP Shareholders to approve each of the Organizational Documents Proposals on the non-binding advisory basis, regardless of the outcome of the non-binding advisory vote on each of the Organizational Documents Proposals, the A&R Pubco Articles will take effect upon the Closing if the Business Combination Proposal and the Merger Proposal are approved.

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Under the Business Combination Agreement, the approval by CAEP Shareholders of the Business Combination Proposal and the Merger Proposal are conditions to the consummation of the Business Combination. If any of those Proposals are not approved by CAEP Shareholders, the Business Combination will not be consummated, unless waived by the parties. The Merger Proposal is conditioned upon the approval of the Business Combination Proposal. The Organizational Documents Proposals and the Nasdaq Proposal are conditioned upon the approval of the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal.

The Sponsor currently holds 580,000 CAEP Class A Ordinary Shares and 6,900,000 CAEP Class B Ordinary Shares. The Sponsor has agreed to vote its 7,480,000 CAEP Ordinary Shares, representing approximately 21.3% of the issued and outstanding CAEP Ordinary Shares, in favor of each of the Proposals. As a result, with respect to each Proposal that requires approval of CAEP Shareholders by an ordinary resolution, in addition to the Sponsor’s CAEP Ordinary Shares, CAEP would need only 10,060,001, or approximately 36.4%, of the 27,600,000 Public Shares (assuming all issued and outstanding CAEP Ordinary Shares are voted at the Meeting), and only 1,290,001, or approximately 4.7%, of the 27,600,000 Public Shares (assuming only a majority of the issued and outstanding CAEP Ordinary Shares are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved. With respect to each Proposal that requires approval of CAEP Shareholders by a special resolution, in addition to the Sponsor’s CAEP Ordinary Shares, CAEP would need only 15,906,667, or approximately 57.6%, of the 27,600,000 Public Shares (assuming all issued and outstanding CAEP Ordinary Shares are voted at the Meeting), and only 4,213,334, or approximately 15.3%, of the 27,600,000 Public Shares (assuming only a majority of the issued and outstanding CAEP Ordinary Shares are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved.

Upon the completion of the Business Combination, and assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares in connection with the Business Combination, all Sponsor Earnout Shares are released in accordance with their terms, all AIR Earnout Shares are released in accordance with their terms and that no Pubco Ordinary Shares are issued pursuant to the Incentive Plan, to be adopted prior to Closing, as amended from time to time, (i) Public Shareholders, (ii) the Sponsor, (iii) the Kingsway Holders (as defined below) and (iv) the AIR Shareholders (excluding the Kingsway Holders), in each case, will own approximately %, %, %, and % of the issued and outstanding Pubco Ordinary Shares, respectively, subject to adjustments based on AIR Ordinary Shares outstanding immediately prior to the Jersey Closing and based on the assumptions set forth elsewhere in this proxy statement/prospectus.

The negotiated price per Pubco Ordinary Share is $10.00 per share for (i) Public Shareholders, (ii) the Sponsor and its affiliates, (iii) the directors and officers of CAEP, and (iv) the AIR Shareholders.

The total consideration that the Sponsor and its affiliates will receive at Closing, comprising Pubco Ordinary Shares at the negotiated price of $10.00 per share (in exchange for the CAEP Ordinary Shares held by the Sponsor after accounting for the surrender by the Sponsor and cancellation of 3,400,000 of the 6,900,000 CAEP Founder Shares it holds today immediately prior to, and subject to the consummation of, the Cayman Merger) and the cash fees to be paid to CF&Co., an affiliate of the Sponsor, as further described herein, is $77,165,000, assuming, among other things, that the Sponsor Loan is fully drawn (for a maximum amount of $1,750,000), that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, no amount is drawn under the Sponsor Note, and the Sponsor Earnout Shares are released and not forfeited.

The total consideration that AIR Shareholders will receive at Closing, comprising Pubco Ordinary Shares at the negotiated price of $10.00 per share (in exchange for the AIR Ordinary Shares held by the AIR Shareholders immediately prior to the Jersey Merger), and holders of certain AIR incentive awards will receive, is approximately $1,456 million, assuming AIR Earnout Shares are released and not forfeited and excluding any Pubco Ordinary Shares issuable on exercise of the Assumed Conditional Awards (as defined below) and the Incentive Plan (as defined below).

Pursuant to the CAEP Memorandum and Articles, CAEP is providing Public Shareholders with the opportunity to redeem, upon the Closing, Public Shares then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two (2) business days prior to the Closing) in CAEP’s trust account (the “Trust Account”) that holds the proceeds (including interest but less taxes payable) of CAEP IPO. For illustrative purposes, based on funds in the Trust Account of approximately $279.1 million as of September 30, 2025, the estimated per share redemption price would have been approximately $10.26 per share (inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note and which amount takes into account CAEP’s estimate of the amount that may be withdrawn to pay applicable taxes). CAEP Shareholders are not required to affirmatively vote for or against the Business Combination in order to redeem their Public Shares for cash. This means that CAEP Shareholders who hold Public Shares on or before , 2026 (two (2) business days before the Meeting) will be eligible to elect to have their Public Shares redeemed for cash in connection with the Meeting, whether or not they are holders as of the Record Date, and whether or not such Public Shares are voted at the Meeting.

The Sponsor and CAEP’s executive officers and directors have agreed to waive their redemption rights with respect to any CAEP Ordinary Shares they may hold in connection with the consummation of the Business Combination, and such shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

12

All CAEP Shareholders are cordially invited to attend the Meeting. Your vote is important regardless of the number of shares you own. Whether you plan to attend the Meeting or not, to ensure your representation at the Meeting, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a holder of record of CAEP Ordinary Shares, you may also cast your vote via Internet or telephone or in person. If your CAEP Ordinary Shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Meeting and vote yourself, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, it will have no effect on the approval or rejection of any of the Proposals.

Your attention is directed to the proxy statement accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related Transactions and each of the Proposals. We encourage you to read this proxy statement carefully. If you have any questions or need assistance voting your shares, you may call Sodali & Co, CAEP’s proxy solicitor, at (203) 658-9400 (banks and brokers) or email at CAEP.info@investor.sodali.com.

By Order of the CAEP Board

Brandon Lutnick

Chairman and Chief Executive Officer

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST, NO LATER THAN 5:00 P.M. EASTERN TIME ON , 2026 (TWO BUSINESS DAYS PRIOR TO THE MEETING), DEMAND THAT CAEP REDEEM YOUR PUBLIC SHARES FOR CASH BY (A) DELIVERING A NOTICE TO CAEP’S TRANSFER AGENT AND (B) TENDERING YOUR PUBLIC SHARES TO CAEP’S TRANSFER AGENT. YOU MAY TENDER YOUR PUBLIC SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR PUBLIC SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. WHETHER OR NOT, OR HOW, YOU VOTE ON ANY PROPOSAL WILL NOT AFFECT YOUR ELIGIBILITY FOR EXERCISING REDEMPTION RIGHTS. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN YOUR PUBLIC SHARES WILL NOT BE CONVERTED INTO CASH AT THIS TIME IN CONNECTION WITH THE BUSINESS COMBINATION. IF YOU HOLD YOUR PUBLIC SHARES IN “STREET NAME,” YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE PUBLIC SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “EXTRAORDINARY GENERAL MEETING OF CAEP SHAREHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

13

Table of Contents

(continued)

Page

ANNEXES

ANNEX A	BUSINESS COMBINATION AGREEMENT	A-1
ANNEX B	SPONSOR SUPPORT AGREEMENT	B-1
ANNEX C	SHAREHOLDER SUPPORT AGREEMENT	C-1
ANNEX D	FORM OF A&R REGISTRATION RIGHTS AGREEMENT	D-1
ANNEX E	FORM OF CAYMAN PLAN OF MERGER (INCLUDING AS AN ANNEXURE THE AMENDED AND
RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF CAEP)
ANNEX F	FORM OF A&R PUBCO ARTICLES
ANNEX G	SECTIONS 238 AND 239 OF THE CAYMAN ISANDS COMPANIES ACT
PART II INFORMATION NOT REQUIRED IN PROSPECTUS		II-1

FREQUENTLY USED TERMS

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires:

“2024 SPAC Rules” means the rules and regulations for SPACs adopted by the SEC on January 24, 2024, and which became effective on July 1, 2024.

“50% Redemptions Scenario” means a scenario whereby 50%, or 13,800,000, of the Public Shares are redeemed by Public Shareholders.

“100% Redemptions Scenario” means a scenario whereby 100%, or 27,600,000, of the Public Shares are redeemed by Public Shareholders.

“A&R Pubco Articles” means the Amended and Restated Memorandum and Articles of Association of Pubco to be adopted prior to consummation of the Business Combination in the form attached hereto as Annex F.

“A&R Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement, to be entered into by no later than the Cayman Closing Date by Pubco, CAEP, the Sponsor and certain AIR Shareholders, in the form attached hereto as Annex D.

“Acquisition Proposal” means, as to AIR, Pubco, Cayman Merger Sub, Jersey Merger Sub or CAEP, other than the Transactions and other than the acquisition or disposition of equipment or other tangible personal property in the ordinary course, any offer or proposal relating to: (a) any acquisition or purchase, directly or indirectly, of (i) 15% or more of the consolidated assets of such person and its subsidiaries or (ii) 15% or more of any class of equity or voting securities of (x) such person or (y) one or more subsidiaries of such person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such person and its subsidiaries; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of any class of equity or voting securities of (i) such person or (ii) one or more subsidiaries of such person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such person and its subsidiaries; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving (i) such person or (ii) one or more subsidiaries of such person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such person and its subsidiaries.

“Adjournment Proposal” means a proposal to adjourn the Meeting to a later date or dates, if it is determined by CAEP that additional time is necessary or appropriate to complete the Business Combination or for any other reason.

“Affiliate” means, with respect to any specified person, any person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

“AIR” means AIR Limited, a private limited company organized under the laws of Jersey, and its subsidiaries.

“AIR Earnout Conditions” means the earlier occurrence of one of the following early release events pursuant to which the AIR Earnout Shares will vest and no longer be subject to redesignation, redemption and cancellation prior to the end of the Earnout Period: (i) the closing price of the Pubco Ordinary Shares is at or above $12.50 for 20 trading days over a consecutive 30-day period during the Earnout Period, and (ii) upon the occurrence of certain early release events, including a Pubco merger, consolidation or reorganization after the Closing in which the Pubco Ordinary Shares are converted or exchanged for the right to receive cash or registered publicly listed securities equal to or exceeding $12.50 per Pubco Ordinary Share.

“AIR Earnout Shares” means the Pubco Ordinary Shares issued at the Jersey Closing to the AIR Shareholders, which will be subject to restrictions and will be subject to forfeiture until Pubco satisfies the AIR Earnout Conditions.

“AIR Ordinary Shares” means AIR’s ordinary shares, par value $19.7456 per share.

“AIR Shareholders” means the shareholders of AIR.

“Alternative Transaction” means, (i) as to AIR, Pubco, Cayman Merger Sub and Jersey Merger Sub, a transaction except for (x) the Transactions, (y) issuances, settlements, repurchases or other actions in respect of awards under AIR’s employee equity incentive award plans in the ordinary course and in accordance with their terms and the terms of the Business Combination Agreement, and (z) granting the options permitted to be granted under the Business Combination Agreement concerning the sale or transfer of (a) all or any material part of the business or assets of AIR or its Affiliates, taken as a whole, or (b) any of the AIR

i

Ordinary Shares or other equity interests (including any phantom or synthetic equity) of AIR or its Affiliates, whether newly issued or already outstanding, in any case, whether such transaction takes the form of a sale or issuance of shares or other equity interests, assets, merger, consolidation, issuance of debt securities or convertible securities, warrants, management contract, joint venture or partnership, or otherwise, and (ii) as to CAEP, a transaction (other than the Transactions or any issuance of additional CAEP Class A Ordinary Shares to the extent permitted pursuant to the Business Combination Agreement) that would reasonably be expected to result in a business combination between CAEP and any person other than AIR or which otherwise involves the sale or transfer of CAEP Ordinary Shares, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, business combination, issuance of debt securities or convertible securities, warrants, management contract, joint venture or partnership, or otherwise.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties in connection with or pursuant to this Agreement or the Transactions, including the Sponsor Support Agreement, the Shareholder Support Agreement, the A&R Registration Rights Agreement, and the A&R Pubco Articles.

“Assumed Conditional Awards” means the AIR equity awards, consisting of restricted share unit award or any other conditional right to receive AIR Ordinary Shares subject to time-based, performance, or other vesting restrictions, that is outstanding immediately prior to the Jersey Closing and will be assumed by Pubco and converted into a conditional award denominated in Pubco Ordinary Shares.

“Broker non-vote” means the failure of a CAEP Shareholder who holds his, her or its shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee.

“Business Combination” or “Transactions” means, collectively, the Cayman Merger, the Jersey Merger and the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents.

“Business Combination Agreement” means the Business Combination Agreement, dated as of November 7, 2025, as may be amended, by and among CAEP, Pubco, AIR, Cayman Merger Sub, Jersey Merger Sub, and attached hereto as Annex A.

“Business Combination Marketing Agreement” means the letter agreement, dated June 25, 2025, by and between CF&Co. and CAEP.

“Business Combination Proposal” means a proposal to approve the Business Combination Agreement and the Business Combination.

“CAEP” means Cantor Equity Partners III, Inc., a Cayman Islands exempted company.

“CAEP Audit Committee” means the audit committee of the CAEP Board.

“CAEP Board” means the board of directors of CAEP.

“CAEP Class A Ordinary Shares” means class A ordinary shares, par value $0.0001 per share, of CAEP.

“CAEP Class B Ordinary Shares” means class B ordinary shares, par value $0.0001 per share, of CAEP.

“CAEP Compensation Committee” means the compensation committee of the CAEP Board.

“CAEP Dissenting Shares” means the CAEP Ordinary Shares of CAEP Shareholders who have properly demanded dissenters’ rights for their CAEP Ordinary Shares in accordance with the section 238 of the Companies Act (and not waived, withdrawn or otherwise lost such rights).

“CAEP Founder Shares” means the 6,900,000 CAEP Class B Ordinary Shares purchased by the Sponsor for $25,000 in a private placement prior to the CAEP IPO.

“CAEP IPO” means the initial public offering of CAEP Class A Ordinary Shares, consummated on June 27, 2025.

“CAEP Memorandum and Articles” means the Amended and Restated Memorandum and Articles of Association of CAEP as of the date hereof, as amended and in effect under the Companies Act.

“CAEP Ordinary Shares” means, collectively, the CAEP Class A Ordinary Shares and the CAEP Class B Ordinary Shares.

“CAEP Private Placement” means the sale of the 580,000 CAEP Class A Ordinary Shares to the Sponsor that occurred concurrently with the CAEP IPO.

“CAEP Private Placement Shares” means the 580,000 CAEP Class A Ordinary Shares purchased by the Sponsor in the CAEP Private Placement.

“CAEP Redeeming Shares” means the CAEP Class A Ordinary Shares in respect of which the applicable holders thereof have validly exercised their redemption right (and not waived, withdrawn or otherwise lost such rights in accordance with the terms of the CAEP Memorandum and Articles and applicable law).

“CAEP Shareholders” means the shareholders of CAEP.

“CAEP Shareholder Approval Matters” means the Business Combination Proposal and the Merger Proposal.

“CAGR” means the compound annual growth rate, calculated as the constant annual rate at which a figure, such as revenue, would have grown from the beginning to the end of a specified period, assuming the value compounds annually over that period.

“Cayman Effective Time” means the time the Cayman Merger becomes effective under the Companies Act upon registration of the Cayman Plan of Merger by the Cayman Registrar, or at such later time permitted by the Companies Act and agreed and specified by the parties to the Cayman Merger.

“Cayman Closing” means the closing of the Cayman Merger.

“Cayman Closing Date” means the date of the Cayman Closing.

“Cayman Plan of Merger” means the plan of merger to be entered into by Cayman Merger Sub, CAEP and Pubco, in the form attached hereto as Annex E.

“Cayman Merger” means the merger of Cayman Merger Sub with and into CAEP, with CAEP surviving such merger.

“Cayman Merger Filing Documents” means the Cayman Plan of Merger (and its annexures) together with such other documents as may be required in accordance with the applicable provisions of the Companies Act or by any other Law to make the Cayman Merger effective.

“Cayman Merger Sub” means Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company and a wholly owned subsidiary of Pubco.

“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.

“Cantor” means Cantor Fitzgerald, L.P., a Delaware limited partnership, an affiliate of the Sponsor and CF&Co. and, prior to the Closing, CAEP.

“CF&Co.” means Cantor Fitzgerald & Co., a New York general partnership, the representative of the underwriters in the CAEP IPO and an affiliate of the Sponsor, Cantor and, prior to the Closing, CAEP.

“CF&Co. M&A Engagement Letter” means that certain letter agreement, dated October 23, 2025, between CF&Co. and CAEP, pursuant to which CAEP has engaged CF&Co. as its exclusive financial advisor in connection with the Transactions.

“CFGM” means CF Group Management, Inc., a New York corporation, the managing general partner of Cantor.

“Closing” means the closing of the Business Combination.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combination Period” means the 24-month period that CAEP has to consummate an initial business combination from the closing of the CAEP IPO to June 27, 2027, or such earlier date as determined by the CAEP Board, or as such date may be extended pursuant to the CAEP Memorandum and Articles.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Core Business” means, collectively, the Core – Americas, Core – Europe and Core – MEAA business segments of AIR.

“CST” means Continental Stock Transfer & Trust Company, transfer agent of CAEP and trustee of the Trust Account.

“Company ESP” means the AIR Employee Share Plan 2021 and any schedules thereto, in each case, as amended.

“Company MIP” means the AIR Management Incentive Plan adopted May 2024, as amended on April 10, 2025 and on September 29, 2025, and any schedules thereto, in each case, as further amended from time to time.

“DTC” means the Depository Trust Company.

“DWAC” means DTC’s Deposit Withdrawal at Custodian service.

“Earnout Period” means the period commencing on the Closing Date and ending on the five year anniversary of the Closing Date.

“EU” means the European Union.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded CAEP Shares” means CAEP Class A Ordinary Shares and CAEP Class B Ordinary Shares held in the name of CAEP as treasury shares, if any.

“FDA” means the U.S. Food and Drug Administration.

“Focus Markets” means AIR’s priority markets comprising the United States, KSA, Germany and Spain.

“GCC” means the Gulf Cooperation Council.

“HoReCa” means the hospitality and food service sector including hotels, restaurants and cafés.

“IASB” refers to the International Accounting Standards Board.

“IFRS” refers to IFRS Accounting Standards as issued by the IASB.

“Incentive Plan” means the Pubco omnibus incentive plan to be approved and adopted by Pubco prior to the Cayman Closing Date.

“Insider Letter” means the letter agreement, dated as of June 25, 2025, by and among CAEP, the Sponsor and the other parties thereto.

“Interim Period” means the period from the date of the Business Combination Agreement and continuing until the earlier of the termination of the Business Combination Agreement or the Jersey Closing.

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended.

“IRS” means the U.S. Internal Revenue Service.

“Jersey Closing” means closing of the Jersey Merger.

“Jersey Effective Time” means the time the Jersey Merger becomes effective under the Jersey Companies Law upon registration of the Jersey Merger by the Jersey Registrar of Companies.

“Jersey Merger” means the merger of Jersey Merger Sub with and into AIR, with AIR surviving such merger.

“Jersey Merger Sub” means Genesis Jersey Merger Sub Limited, a private limited company incorporated under the laws of Jersey and a wholly owned subsidiary of Pubco.

“Jersey Companies Law” means the Companies (Jersey) Law 1991, as amended.

“JOBS Act” means the Jumpstart Our Business Startups Act.

“Kingsway” means Kingsway Capital Partners Limited, on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by it or its affiliates.

“Kingsway Holders” means, collectively, those AIR Shareholders that are funds managed and controlled by Kingsway.

“KSA” means the Kingdom of Saudi Arabia.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under IFRS or other applicable accounting standards), including Tax liabilities due or to become due.

“MEAA” means the Middle East, Africa and Asia.

“Meeting” means the extraordinary general meeting of CAEP Shareholders, to be held on , 2026 at Eastern time.

“Mergers” means the Cayman Merger and the Jersey Merger.

“Merger Proposal” means the proposal to approve and authorize, by special resolution of the CAEP Shareholders, (a) the Cayman Merger and the Cayman Plan of Merger, (b) the amendment and restatement of the memorandum and articles of association of CAEP by the deletion in their entirety and the substitution in their place of the memorandum and articles of association of Cayman Merger Sub as in effect immediately prior to the Cayman Effective Time and (c) the amendment of the authorized share capital of CAEP from $55,500 divided into 500,000,000 Class A ordinary shares of a par value of $0.0001 each, 50,000,000 Class B ordinary shares of a par value of $0.0001 each and 5,000,000 preference shares of a par value of $0.0001 each to $55,000 divided into 555,000,000 shares of a nominal or par value of $0.0001 each, by: (i) re-designating all issued and unissued Class A ordinary shares of a par value of $0.0001 each as shares of $0.0001 par value each; (ii) re-designating all issued and unissued Class B ordinary shares of a par value of $0.0001 each as shares of $0.0001 par value each; and (iii) re-designating all issued and unissued preference shares of a par value of $0.0001 each as shares of $0.0001 par value each.

“Nasdaq” means the Nasdaq Stock Market LLC.

“Nasdaq Proposal” means the proposal for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance of (i) Pubco Ordinary Shares in connection with the Business Combination, (ii) the CAEP Class A Ordinary Shares issuable in repayment of the Sponsor Loan and (iii) the additional Pubco Ordinary Shares that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan, to the extent such issuances would require shareholder approval under Nasdaq Rule 5635.

“NGCs” means the New Growth Categories business segment of AIR.

“No Redemptions Scenario” means a scenario whereby none of the Public Shareholders redeem their Public Shares.

“NTBV” means net tangible book value.

“Organizational Documents Proposals” means each of the proposals to consider and vote, on a non-binding advisory basis, upon the material differences between the CAEP Memorandum and Articles and A&R Pubco Articles to be effective upon the completion of the Business Combination, specifically to approve:

•
Proposal A: changes to the size and composition of the board of directors;
•
Proposal B: the change from a classified board of directors to an unclassified board;
•
Proposal C: the change that the board of directors is elected by a simple majority of the votes cast by holders of Pubco Ordinary Shares;
•
Proposal D: changes related to the parties that may call a special meeting of shareholders;
•
Proposal E: the changes to the quorum of the board of directors;
•
Proposal F: the changes to the notice of shareholder actions and meetings; and
•
Proposal G: the changes to the exclusive forum provision.

“Parties” means the parties to the Business Combination Agreement, being CAEP, Pubco, AIR, Cayman Merger Sub and Jersey Merger Sub.

“PCAOB” means the Public Company Accounting Oversight Board.

“PFIC” means passive foreign investment company.

v

“Post-Combination Founder Shares” means the 3,500,000 Pubco Ordinary Shares to be received by the Sponsor in connection with the Cayman Merger (after giving effect to the surrender by the Sponsor and cancellation of 3,400,000 CAEP Founder Shares pursuant to the Sponsor Support Agreement and the conversion of such remaining shares into CAEP Class A Ordinary Shares immediately prior to the Cayman Merger), including the Sponsor Earnout Shares.

“Proposals” means collectively, the Business Combination Proposal, the Merger Proposal, each of the Organizational Documents Proposals, the Nasdaq Proposal and the Adjournment Proposal.

“proxy statement/prospectus” means the proxy statement/prospectus included in this Registration Statement.

“Pubco” means AIR Holdings Limited, a private limited company incorporated under the laws of Jersey.

“Pubco Board” means the board of directors of Pubco. “Pubco Ordinary Shares” means the ordinary shares, par value US$0.01 per share, of Pubco.

“Public Shareholders” means the holders of Public Shares.

“Public Shares” means the 27,600,000 CAEP Class A Ordinary Shares issued in the CAEP IPO.

“Record Date” means , 2026, the record date for the Meeting.

“Redemption Event” means, with respect to CAEP, (i) the consummation of the business combination, (ii) an extension of time for CAEP to consummate the business combination in accordance with the CAEP Memorandum and Articles, or (iii) CAEP’s liquidation.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Shareholder Support Agreement” means the Shareholder Support Agreement, dated November 7, 2025, by and among Pubco, CAEP, AIR and the AIR Shareholders party thereto.

“SPAC” means a special purpose acquisition company.

“SPAC Guidance” means the guidance issued by the SEC to the 2024 SPAC Rules.

“Sponsor” means Cantor EP Holdings III, LLC, a Delaware limited liability company and a wholly owned subsidiary of Cantor.

“Sponsor Earnout Conditions” means the following release events pursuant to which the Sponsor Earnout Shares will vest and no longer be subject to redesignation, redemption and cancellation prior to the end of the Earnout Period: (i) 750,000 of the Sponsor Earnout Shares will be released and no longer be subject to redesignation, redemption and cancellation if the closing price of the Pubco Ordinary Shares is at or above $12.50 for 20 trading days over a consecutive 30-day period during the Earnout Period, (ii) the remaining 750,000 of the Sponsor Earnout Shares will be released and no longer be subject to redesignation, redemption and cancellation if the closing price of the Pubco Ordinary Shares is at or above $15.00 for 20 trading days over a consecutive 30-day period during the Earnout Period, and (iii) upon the occurrence of certain early release events, including a Pubco sale, change of control, going private transaction or delisting after the Closing, any then unvested Earnout Shares will immediately vest and no longer be subject to redesignation, redemption and cancellation.

“Sponsor Earnout Shares” means 1,500,000 of the Post-Combination Founder Shares issued at the Cayman Closing to the Sponsor, which will be subject to restrictions and will be subject to forfeiture until satisfaction of the Sponsor Earnout Conditions.

“Sponsor Loan” means the promissory note entered into by CAEP in favor of the Sponsor on June 25, 2025 in the aggregate principal amount of up to $1,750,000 in loans Sponsor has made, or may make, to CAEP to fund CAEP’s expenses after the CAEP IPO and prior to a business combination relating to investigating and selecting a target business and other working capital requirements.

“Sponsor Note” means the promissory note entered into by CAEP in favor of the Sponsor on June 25, 2025 in the aggregate principal amount of up to $4,140,000 evidencing the loan the Sponsor will make to CAEP in connection with each Redemption Event, such that an amount equal to $0.15 per Public Share being redeemed in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed Public Shares.

“Sponsor Support Agreement” means the Sponsor Support Agreement, dated November 7, 2025, by and among Pubco, CAEP and the Sponsor.

“Surviving Cayman Company” means CAEP, the surviving company after the Cayman Merger.

“Surviving Jersey Company” means AIR, the surviving company after the Jersey Merger.

“Trust Account” means the trust account of CAEP that holds the net proceeds of the CAEP IPO and the CAEP Private Placement.

“Trust Agreement” means the Investment Management Trust Agreement, dated as of June 25, 2025, by and between CAEP and CST.

“UAE” means the United Arab Emirates.

“U.S.” or “United States” means the United States of America.

“U.S. GAAP” means the accounting principles generally accepted in the United States of America.

“Withum” means Withum Smith+Brown, PC.

“Working Capital Loans” means the funds that the Sponsor or an affiliate of the Sponsor, or certain of CAEP’s officers and directors may, but are not obligated to, loan CAEP as may be required if the Sponsor Loan is insufficient to cover the working capital requirements of CAEP.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and other documents incorporated by reference into this proxy statement/prospectus include or may include “forward-looking statements” within the meaning of the federal securities laws. This proxy statement/prospectus includes statements that express CAEP’s, Pubco’s, AIR’s and their respective management teams’ opinions, expectations, beliefs, plans, objectives, assumptions, guidance or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, “forward looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this proxy statement/prospectus and include statements regarding CAEP’s, Pubco’s and AIR’s intentions, beliefs or current expectations concerning, among other things, the Business Combination, the benefits and synergies of the Business Combination, including results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, the markets in which AIR operates as well as any information concerning possible or assumed future results of operations of the combined company after giving effect to the Business Combination. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting CAEP, Pubco and AIR. Factors that may impact such forward-looking statements include:

(i)
the parties’ ability to consummate the Business Combination, including being able to receive all required regulatory, third-party and shareholder approvals for the Business Combination;
(ii)
the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement;
(iii)
the amount of any redemptions by Public Shareholders being greater than expected, which may reduce the cash in the Trust Account available upon Closing;
(iv)
the outcome of any legal proceedings that may be instituted against AIR, CAEP or Pubco following announcement of the Business Combination;
(v)
the ability to recognize the anticipated benefits of the Business Combination;
(vi)
the anticipated timing of the Business Combination;
(vii)
the risk that the announcement and consummation of the Business Combination disrupts AIR’s current plans;
(viii)
the satisfaction of closing conditions to the Transactions;
(ix)
the expectation that Pubco Ordinary Shares will be accepted for listing on Nasdaq following the completion of the Business Combination;
(x)
AIR’s management of its business strategy and plans;
(xi)
changes in applicable laws or regulations;
(xii)
general economic conditions;
(xiii)
factors relating to the business, operations and financial performance of AIR, including:
•
risks related to consumer preferences and demand for our products;
•
risks related to product health perceptions and liability;
•
risks related to our supply chain and operations;
•
risks related to competition and strategy execution;
•
risks related to macroeconomic and geopolitical conditions;
•
risks related to credit risk with respect to our customers;
•
risks related to entering new product segments including continued integration of previously acquired businesses and risks related to acquiring new businesses; risks related to labor and human capital;
•
risks related to disruption to our production;
•
risks related to data, technology and cybersecurity;
•
risks related to ESG and climate;
•
risks related to trade and taxation;
•
risks related to regulation and compliance, including our customers’ compliance with applicable regulations;

•
risks related to litigation;
•
risks related to indebtedness and liquidity;
•
risks related to the Business Combination;
•
risks related to redemptions, dilution and the Trust Account;
•
risks related to governance and approvals;
•
risks related to Pubco’s capital markets profile and shareholder rights;
•
risks related to ownership, control and investor status;
•
risks related to issuer status and public company requirements; and
•
risks related to internal controls, reporting and market perceptions.

The forward-looking statements contained in this proxy statement/prospectus are based on CAEP’s, Pubco’s, AIR’s and their respective management teams’ current expectations and beliefs concerning future developments and their potential effects on the Business Combination. There can be no assurance that future developments affecting CAEP, Pubco and/or AIR will be those that CAEP, Pubco and AIR have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond CAEP’s, Pubco’s and AIR’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. CAEP, Pubco and AIR will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. None of CAEP, Pubco or AIR or any of their respective Affiliates, directors, officers, advisors or other representatives has made or makes any representation to any shareholder or any other person regarding ultimate performance compared to the information contained in the estimates, prospective financial information or that financial and operating results will be achieved.

Jersey Regulatory Matters

Before a shareholder grants its proxy or instructs how its vote should be cast or vote on the Proposals, it should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect CAEP, Pubco and AIR.

The JFSC has given, and not withdrawn, its consent under Article 2 of the Control of Borrowing (Jersey) Order 1958 to the issue of the Pubco Ordinary Shares. The JFSC is protected by the Control of Borrowing (Jersey) Law 1947 against any liability arising from the discharge of its functions under that law.

A copy of this prospectus has been delivered to the Jersey Registrar of Companies in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002 and the Jersey Registrar of Companies has given, and has not withdrawn, consent to its circulation.

It must be distinctly understood that, in giving these consents, neither the Jersey Registrar of Companies nor the JFSC takes any responsibility for the financial soundness of Pubco or for the correctness of any statements made, or opinions expressed, with regard to it. If you are in any doubt about the contents of this prospectus, you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser.

The price of securities and the income from them can go down as well as up.

The directors of Pubco have taken all reasonable care to ensure that the facts stated in this prospectus are true and accurate in all material respects, and that there are no other facts the omission of which would make misleading any statement in this prospectus, whether of facts or opinion. All the directors of Pubco accept responsibility accordingly.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (“SEC”), by AIR Holdings Limited (“Pubco”), a private limited company incorporated under the laws of Jersey (which will be converted to a public limited company incorporated under the laws of Jersey prior to consummation of the Business Combination) and AIR Limited (the “Co-Registrant” or “AIR”), a private limited company incorporated under the laws of Jersey (File No. 333- ), constitutes a prospectus of Pubco under Section 5 of the Securities Act, with respect to the Pubco Ordinary Shares to be issued to CAEP Shareholders and AIR Shareholders if the Business Combination is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act with respect to the Meeting at which CAEP Shareholders will be asked to consider and vote upon proposals to adopt and approve the Business Combination Agreement and the Transactions contemplated thereby, including the proposals as described below:

(1)
The Business Combination Proposal — to approve and adopt, by ordinary resolution, the Business Combination Agreement and the Business Combination. See the section entitled “The Business Combination Proposal.”
(2)
The Merger Proposal — to approve and authorize, by special resolution, (a) the Cayman Merger and the Cayman Plan of Merger, (b) the amendment and restatement of the memorandum and articles of association of CAEP by the deletion in their entirety and the substitution in their place of the memorandum and articles of association of Cayman Merger Sub as in effect immediately prior to the Cayman Effective Time and (c) the amendment of the authorized share capital of CAEP from US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of $0.0001 each, 50,000,000 Class B ordinary shares of a par value of $0.0001 each and 5,000,000 preference shares of a par value of $0.0001 each to $55,000 divided into 555,000,000 shares of a nominal or par value of $0.0001 each. See the section entitled “The Merger Proposal.”
(3)
The Organizational Documents Proposals — to consider and vote, on a non-binding advisory basis, upon separate proposals to approve the material differences between the CAEP Memorandum and Articles and the A&R Pubco Articles, specifically to approve:
•
Proposal A: changes to the size and composition of the board of directors;
•
Proposal B: the change from a classified board of directors to an unclassified board;
•
Proposal C: the change that the board of directors is elected by a simple majority of the votes cast by holders of Pubco Ordinary Shares;
•
Proposal D: changes related to the parties that may call a special meeting of shareholders;
•
Proposal E: the changes to the quorum of the board of directors;
•
Proposal F: the changes to the notice of shareholder actions and meetings; and
•
Proposal G: the changes to the exclusive forum provision.

See the section entitled “The Organizational Documents Proposals.”

(4)
The Nasdaq Proposal — to approve, by ordinary resolution, a proposal for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance of (i) Pubco Ordinary Shares in connection with the Business Combination, (ii) the CAEP Class A Ordinary Shares issuable in repayment of the Sponsor Loan, and (iii) additional Pubco Ordinary Shares that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan, to the extent such issuances would require shareholder approval under Nasdaq Rule 5635. See the section entitled the “The Nasdaq Proposal.”
(5)
The Adjournment Proposal — to approve, by ordinary resolution, a proposal to adjourn the Meeting to a later date or dates, if it is determined by CAEP that additional time is necessary or appropriate to complete the Business Combination or for any other reason. See the section entitled “The Adjournment Proposal.”

This document does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction in which, or to any person to whom, it would be unlawful to make such offer.

No person is authorized to give any information or to make any representation with respect to the matters that this proxy statement/prospectus describes other than those contained in this proxy statement/prospectus. Neither CAEP nor Pubco takes any responsibility for, and can provide no assurances as to the proxy statement/prospectus nor any distribution of securities under this proxy statement/prospectus will, under any circumstances, create an implication that there has been no change in the affairs of CAEP, Pubco or AIR since the date of this proxy statement/prospectus or that any information contained herein is correct as of any time subsequent to such date.

CONVENTIONS WHICH APPLY TO THIS PROXY STATEMENT/PROSPECTUS

In this proxy statement/prospectus, unless otherwise specified or the context otherwise requires:

•
“$,” “USD” and “U.S. dollar” each refers to the United States dollar; and
•
“AED” and “UAE dirhams” each refers to the lawful currency of the United Arab Emirates.

IMPORTANT INFORMATION ABOUT IFRS AND NON-IFRS FINANCIAL MEASURES

CAEP’s financial statements included in this proxy statement/prospectus have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for financial information and pursuant to the rules and regulations of the SEC. AIR’s financial statements included in this proxy statement/prospectus have been prepared in accordance with IFRS Accounting Standards as issued by the IASB (“IFRS”). This proxy statement/prospectus includes certain references to financial measures that were not prepared in accordance with IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin and Net Operating Cash Conversion. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for AIR’s consolidated financial results prepared in accordance with IFRS.

TRADEMARKS AND TRADE NAMES

The Pubco name, logo and other trademarks of Pubco appearing in this proxy statement/prospectus are the property of Pubco. The AIR name, logo and other trademarks of AIR appearing in this proxy statement/prospectus are the property of AIR. In addition, CAEP and its Affiliates own or have rights to trademarks, trade names and service marks that they use in connection with the operation of their businesses. Solely for convenience, some of the trademarks, logos and trade names referred to in this proxy statement/prospectus are presented without the ® and ™ symbols, but such references are not intended to indicate, in any way, that CAEP, AIR or Pubco will not assert, to the fullest extent under applicable law, their rights or the rights of the applicable licensors to these trademarks and trade names. This proxy statement/prospectus contains additional trademarks and trade names of others. All trademarks and trade names appearing in this proxy statement/prospectus are, to our knowledge, the property of their respective owners. We do not intend for our use or display of other companies’ trademarks copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other company.

INDUSTRY AND MARKET DATA

This proxy statement/prospectus contains estimates, projections and other information concerning AIR’s industry, including market size and growth of the market in which it participates, that are based on industry publications and reports and forecasts prepared by its management. AIR believes it is important to maintain as broad and independent a perspective on developments in its industry as possible. To that end, AIR has retained third‑party consultants to prepare general industry and market studies for AIR, including a report prepared by Arthur D. Little called “Market Assessment Report – AIR,” concerning AIR's target sectors and Focus Markets (the “2025 Market Assessment Report”). Certain information from this report is included in this prospectus in reliance on Arthur D. Little’s authority as market advisors in such matters. See “Experts.”

The scope of Arthur D. Little’s work included an assessment, on a best efforts basis, of the structure, macroeconomic factors, market size and growth estimates and high-level competitive and regulatory landscape of the relevant market in AIR's Focus Markets. In connection with the preparation of this report, AIR furnished Arthur D. Little with certain historical information regarding its business and operations, its previously commissioned surveys and trade reports, publicly available information as well as the management inputs concerning the market and competitive environment. Arthur D. Little conducted independent research in preparing its analysis, including a review of third‑party market reports, association and trade publications, regulatory and policy materials, and other secondary and limited primary sources it considered appropriate. AIR uses the data and insights contained in the 2025 Market Assessment Report to assist in describing the nature of its industry, the market opportunity and AIR's position within it.

Given the evolving nature of the flavored shisha and social inhalation industry, and the fragmented and developing data collection practices across markets and channels, AIR believes it is difficult for any market participant and industry analysts or experts, including AIR and Arthur D. Little, to present precise measurements of market size, penetration or share. Nevertheless, AIR believes the industry and market data presented in this proxy statement/prospectus represent reasonable estimates and reflect AIR's and Arthur D. Little’s good faith judgment as to the market and AIR's position within it. Industry publications and forecasts that AIR or Arthur D. Little may have relied upon generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts, market opportunity estimates, total addressable market analyses and other forward‑looking information derived from these sources are subject to the same qualifications and uncertainties as other forward‑looking statements in this proxy statement/prospectus. Actual outcomes may differ materially from the estimates and projections presented herein.

AIR also supplements this analysis with other third‑party industry sources and publicly available data where appropriate. Unless otherwise indicated, references to third‑party industry data in this prospectus are to such sources. In some cases, AIR does not expressly refer to the sources from which these estimates and information are derived. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. AIR has not independently verified the accuracy or completeness of the data contained in these industry publications and reports.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE CAEP EXTRAORDINARY GENERAL MEETING

The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the Meeting and the Proposals. The following questions and answers do not include all the information that is important to CAEP Shareholders. CAEP Shareholders are urged to carefully read this entire proxy statement/prospectus, including the annexes and the other documents referred to herein, to fully understand the proposed Business Combination and the voting procedures for the Meeting.

Q: Why am I receiving this proxy statement/prospectus?

A: On November 7, 2025, CAEP, Pubco, AIR, Cayman Merger Sub and Jersey Merger Sub entered into the Business Combination Agreement pursuant to which they agreed to effect the Business Combination on the terms set forth therein and as is described in this proxy statement/prospectus. CAEP Shareholders are being asked to vote to approve the Business Combination Agreement and the Business Combination. The Business Combination Agreement provides that, among other things: (i) Cayman Merger Sub will merge with and into CAEP, with CAEP continuing as the surviving entity in the Cayman Merger, as a result of which CAEP Shareholders will receive one Pubco Ordinary Share for each CAEP Ordinary Share held by such CAEP Shareholder (other than any CAEP Class B Ordinary Shares surrendered by the Sponsor and any CAEP Class A Ordinary Shares that have been validly redeemed) and (ii) immediately following the Cayman Merger, Jersey Merger Sub will merge with and into AIR, with AIR continuing as the surviving entity in the Jersey Merger, and with AIR Shareholders receiving Pubco Ordinary Shares in exchange for their AIR Ordinary Shares as described in the Business Combination Agreement.

For more information about the other arrangements contemplated by the Business Combination Agreement, please see the section entitled “The Business Combination Agreement and Ancillary Documents.”

This proxy statement/prospectus and its Annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Meeting. You should read this proxy statement/prospectus and its Annexes carefully and in their entirety.

Q: What is being voted on at the Meeting?

A: CAEP Shareholders are being asked to vote to approve the following Proposals:

(1)
The Business Combination Proposal — to approve and adopt, by ordinary resolution, the Business Combination Agreement and the Business Combination. See the section entitled “The Business Combination Proposal.”
(2)
The Merger Proposal — to approve and authorize, by special resolution, (a) the Cayman Merger and the Cayman Plan of Merger, (b) the amendment and restatement of the memorandum and articles of association of CAEP by the deletion in their entirety and the substitution in their place of the memorandum and articles of association of Cayman Merger Sub as in effect immediately prior to the Cayman Effective Time and (c) the amendment of the authorized share capital of CAEP from US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of $0.0001 each, 50,000,000 Class B ordinary shares of a par value of $0.0001 each and 5,000,000 preference shares of a par value of $0.0001 each to $55,000 divided into 555,000,000 shares of a nominal or par value of $0.0001 each. See the section entitled “The Merger Proposal.”
(3)
The Organizational Documents Proposals — to consider and vote, on a non-binding advisory basis, upon separate proposals to approve the material differences between the CAEP Memorandum and Articles and the A&R Pubco Articles, specifically to approve:
•
Proposal A: changes to the size and composition of the board of directors;
•
Proposal B: the change from a classified board of directors to an unclassified board;
•
Proposal C: the change that the board of directors is elected by a simple majority of the votes cast by holders of Pubco Ordinary Shares;
•
Proposal D: changes related to the parties that may call a special meeting of shareholders;
•
Proposal E: the changes to the quorum of the board of directors;
•
Proposal F: the changes to the notice of shareholder actions and meetings; and
•
Proposal G: the changes to the exclusive forum provision.

See the section entitled “The Organizational Documents Proposals.”

(4)
The Nasdaq Proposal — to approve, by ordinary resolution, a proposal for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance of (i) Pubco Ordinary Shares in connection with the Business Combination, (ii) the CAEP Class A Ordinary Shares issuable in repayment of the Sponsor Loan, and (iii) additional Pubco Ordinary Shares that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan, to the extent such issuances would require shareholder approval under Nasdaq Rule 5635. See the section entitled “The Nasdaq Proposal.”
(5)
The Adjournment Proposal — to approve, by ordinary resolution, a proposal to adjourn the Meeting to a later date or dates, if it is determined by CAEP additional time is necessary or appropriate to complete the Business Combination or for any other reason. See the section entitled “The Adjournment Proposal.”

CAEP will hold the Meeting to consider and vote upon these Proposals. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Meeting. CAEP Shareholders should read it carefully.

The vote of CAEP Shareholders is important. CAEP Shareholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Q: What will happen to the CAEP Class A Ordinary Shares in connection with the Closing?

A: CAEP Class A Ordinary Shares are currently listed on the Nasdaq Global Market under the symbol “CAEP.” In connection with the Closing, holders of CAEP Class A Ordinary Shares will receive one Pubco Ordinary Share for each CAEP Class A Ordinary Share such CAEP Shareholder holds at Closing (other than any Public Shares which are the subject of valid redemption requests). If Pubco’s application for listing is approved, Pubco Ordinary Shares are expected to be traded on Nasdaq or another national securities exchange under the symbol “AIIR.”

Q: What equity stake will current Public Shareholders, the Sponsor, the Kingsway Holders and the other AIR Shareholders hold in Pubco immediately after the completion of the Business Combination?

A: Upon the completion of the Business Combination, and assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares in connection with the Business Combination, all Sponsor Earnout Shares are released in accordance with their terms, all AIR Earnout Shares are released in accordance with their terms and that no Pubco Ordinary Shares are issued pursuant to the Incentive Plan, (i) Public Shareholders, (ii) the Sponsor, (iii) the Kingsway Holders and (iv) the AIR Shareholders (excluding the Kingsway Holders), in each case, will own approximately %, %, %, and % of the issued and outstanding Pubco Ordinary Shares, respectively, subject to adjustments based on AIR Ordinary Shares outstanding immediately prior to the Jersey Closing and based on the assumptions set forth elsewhere in this proxy statement/prospectus.

If any of the Public Shareholders exercise their redemption rights, the percentage of the issued and outstanding Pubco Ordinary Shares held by Public Shareholders will decrease and the percentages of issued and outstanding Pubco Ordinary Shares held by the Sponsor, the Kingsway Holders and the other AIR Shareholders will each increase, in each case relative to the percentage held if none of the Public Shares are redeemed. Public Shareholders that do not redeem their Public Shares in connection with the Business Combination will experience dilution upon the issuance of any Pubco Ordinary Shares pursuant to the Incentive Plan and other future equity issuances by Pubco that are unanticipated as of the date of this proxy statement/prospectus.

As of September 30, 2025, there are 35,080,000 CAEP Ordinary Shares issued and outstanding, including (i) 27,600,000 Public Shares, which may be redeemed in connection with the Meeting by Public Shareholders, (ii) 580,000 CAEP Private Placement Shares held by the Sponsor and (iii) 6,900,000 CAEP Founder Shares held by the Sponsor.

CAEP cannot predict how many Public Shares will be redeemed. As a result, the parties are presenting three different redemption scenarios with respect to the Public Shares, each of which presents a different allocation of total Pubco Ordinary Shares issued and outstanding following the Closing. To illustrate potential dilution in each such scenario, the tables below present the post-Closing share ownership of Pubco under each of: (1) the No Redemptions Scenario; (2) the 50% Redemptions Scenario; and (3) the 100% Redemptions Scenario.

The following table summarizes the pro forma ownership of Pubco immediately following the Business Combination under: (1) the No Redemptions Scenario; (2) the 50% Redemptions Scenario; and (3) the 100% Redemptions Scenario, in each case, including the Sponsor Earnout Shares and the AIR Earnout Shares and excluding any Pubco Ordinary Shares issuable on exercise of the Assumed Conditional Awards and the Incentive Plan.

	No Redemptions Scenario		50% Redemptions Scenario		100% Redemptions Scenario
	Shares	%	Shares	%	Shares	%
Public Shareholders	27,600,000	15.1%	13,800,000	8.2%	—	—
Sponsor(1)	4,081,200	2.2%	4,081,200	2.4%	4,081,200	2.6%

AIR Shareholders (excluding the Kingsway Holders)(2)	53,885,896	29.4%	53,885,896	31.8%	53,885,896	34.7%
Kingsway Holders(3)	97,537,913	53.3%	97,537,913	57.6%	97,537,913	62.7%
Total	183,105,009	100.0%	169,305,009	100.0%	155,505,009	100.0%

(1)
Includes 580,000 Pubco Ordinary Shares received in exchange for the CAEP Private Placement Shares, up to 3,500,000 Post-Combination Founder Shares after accounting for the surrender by the Sponsor and cancellation of 3,400,000 CAEP Founder Shares at Closing pursuant to the Sponsor Support Agreement and approximately 1,200 Pubco Ordinary Shares received in exchange for 1,200 CAEP Class A Ordinary Shares issued to the Sponsor in repayment of the Sponsor Loan (based on the approximate outstanding balance of the Sponsor Loan as of September 30, 2025). 1,500,000 of the Post-Combination Founder Shares are subject to the Sponsor Earnout Conditions, as further described herein. To the extent some or all of such targets are not achieved, some or all of the Sponsor Earnout Shares will be forfeited by the Sponsor and cancelled for no consideration. Such shares are reflected as being owned in each presentation because, as of the consummation of the Business Combination, they will be issued and outstanding.
(2)
Includes 2,565,995 AIR Earnout Shares that are subject to AIR Earnout Conditions. The AIR Earnout Shares will be released upon the earlier occurrence of (i) the closing price of the Pubco Ordinary Shares being at or above $12.50 for 20 trading days over a consecutive 30-day period during the Earnout Period, and (ii) upon the occurrence of certain early release events, including a Pubco merger, consolidation or reorganization after the Closing in which the Pubco Ordinary Shares are converted or exchanged for the right to receive cash or registered publicly listed securities equal to or exceeding$12.50 per Pubco Ordinary Share. To the extent such targets are not achieved, or such early release event does not occur during the five (5) year period from the Jersey Closing, the AIR Earnout Shares will be forfeited by the AIR Shareholders and cancelled for no consideration. Such shares are reflected as being owned in each presentation because, as of the consummation of the Business Combination, they will be issued and outstanding.
(3)
Includes 4,644,662 AIR Earnout Shares that are subject to AIR Earnout Conditions. The AIR Earnout Shares will be released upon the earlier occurrence of (i) the closing price of the Pubco Ordinary Shares being at or above $12.50 for 20 trading days over a consecutive 30-day period during the Earnout Period, and (ii) upon the occurrence of certain early release events, including a Pubco merger, consolidation or reorganization after the Closing in which the Pubco Ordinary Shares are converted or exchanged for the right to receive cash or registered publicly listed securities equal to or exceeding $12.50 per Pubco Ordinary Share. To the extent such targets are not achieved, or such early release event does not occur during the five (5) year period from the Jersey Closing, the AIR Earnout Shares will be forfeited by the AIR Shareholders and cancelled for no consideration. Such shares are reflected as being owned in each presentation because, as of the consummation of the Business Combination, they will be issued and outstanding.

The following table illustrates the NTBV per share and the change in NTBV per share, as adjusted, following the Closing but excluding the other effects of the Business Combination, while giving effect to probable or consummated transactions that are material and other material effects on NTBV per share. These are presented in relation to the offering price per Public Share in the CAEP IPO as set forth as follows under the three redemption scenarios:

If you acquired Public Shares in the CAEP IPO, your ownership interest will be immediately diluted to the extent of the difference between the $10.00 price per share sold in the CAEP IPO and the NTBV per share, as adjusted, of the Pubco Ordinary Shares immediately after consummation of the Business Combination.

The following table presents the NTBV per share under each of: (1) the No Redemptions Scenario; (2) the 50% Redemptions Scenario; and (3) the 100% Redemptions Scenario assuming various sources of material probable dilution (but excluding the direct effects of the Business Combination transaction itself).

	Assuming No Redemptions Scenario	Assuming 50% Redemptions Scenario	Assuming 100% Redemptions Scenario
Public Shareholders
Sponsor
Total CAEP Ordinary Shares as of December 31, 2025

Adjusted for:
CAEP Class A Ordinary Shares to be issued in repayment of the Sponsor Loan
Total CAEP Ordinary Shares outstanding as of December 31, 2025, as adjusted
NTBV as of December 31, 2025 (1)	$	$	$
Adjusted for(2):
Reclassification of CAEP Class A Ordinary Shares subject to redemption to equity
Reversal of accrual of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note
Transaction expenses to be paid by CAEP
Repayment of the Sponsor Loan in CAEP Class A Ordinary Shares
NTBV as of December 31, 2025, as adjusted	$	$	$

NTBV per share as of December 31, 2025, as adjusted	$	$	$
Dilution(3)	$	$	$

(1)
NTBV is calculated as total assets minus total liabilities and CAEP Class A Ordinary Shares subject to redemption as of December 31, 2025.
(2)
NTBV is adjusted for (i) payments from the Trust Account at different levels of redemptions to Public Shareholders at the $10.26 per share redemption price as of December 31, 2025 (which is inclusive of the $0.15 per Public Share funded by the Sponsor Note and paid by CAEP in connection with the applicable Redemption Event); (ii) transaction costs that have not been recorded on CAEP’s financial statements as of December 31, 2025, which will have an impact on the calculation of NTBV upon the Closing; and (iii) repayment of the approximately $12,000 outstanding under the Sponsor Loan as of December 31, 2025, by issuing CAEP Class A Ordinary Shares at $10.00 per share.
(3)
Dilution is calculated by subtracting the NTBV per share as of December 31, 2025, as adjusted, from the $10.00 CAEP IPO per share price for the Public Shares.

CAEP issued the Public Shares in the CAEP IPO at $10.00 per share. After giving effect to the issuance of the 27,600,000 Public Shares in the CAEP IPO and the 580,000 CAEP Private Placement Shares to the Sponsor in the CAEP Private Placement, there were 35,080,000 CAEP Ordinary Shares issued and outstanding. In connection with the Business Combination, assuming its consummation in accordance with the Business Combination Agreement and no Public Shareholders exercise their redemption rights with respect to their Public Shares, immediately after the Closing, Pubco is expected to have outstanding 183,105,009 Pubco Ordinary Shares, including (i) 151,423,809 Pubco Ordinary Shares issued to the AIR Shareholders in the Jersey Merger, (ii) 27,600,000 Pubco Ordinary Shares issued to Public Shareholders, and (iii) 4,081,200 Pubco Ordinary Shares issued to the Sponsor in exchange for 4,081,200 CAEP Shares held by the Sponsor as of Closing (after accounting for the surrender by the Sponsor and cancellation of 3,400,000 CAEP Founder Shares and the receipt by the Sponsor of 1,200 CAEP Class A Ordinary Shares as repayment of the approximately $12,000 outstanding under the Sponsor Loan as of September 30, 2025). These shares outstanding include the Sponsor Earnout Shares that are subject to the Sponsor Earnout Conditions and AIR Earnout Shares that are subject to the AIR Earnout Conditions, both of which will be issued and outstanding immediately after Closing but some or all may be forfeited and cancelled for no consideration to the extent some or all of the specified targets are not met. These shares outstanding exclude Pubco Ordinary Shares issuable on exercise of the Assumed Conditional Awards and the Incentive Plan. The tabular disclosure includes presentations of information at various illustrative redemption levels consistent with the “No Redemptions,” “50% Redemptions,” and “100% Redemptions” scenarios further described in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

CAEP issued shares in the CAEP IPO at $10.00 per share (the “CAEP IPO Price”). Based on AIR’s and CAEP’s current capitalization, the anticipated total maximum number of Pubco Ordinary Shares outstanding or issuable immediately following the Closing in the No Redemptions Scenario will be approximately 183,105,008 Pubco Ordinary Shares (excluding any Pubco Ordinary Shares issuable on exercise of the Assumed Conditional Awards and the Incentive Plan). In the No Redemptions Scenario, Pubco’s valuation following the Closing is based on the CAEP IPO Price and is therefore calculated as: $10.00 times 183,105,008 Pubco Ordinary Shares, or $1,831 million. The following table illustrates the valuation of Pubco at the offering price of the securities at the CAEP IPO Price for each redemption scenario:

	No Redemptions Scenario	50% Redemptions Scenario	100% Redemptions Scenario
Public Shares outstanding post-Business Combination	27,600,000	13,800,000	—
Valuation of shares held by Public Shareholders based on the CAEP IPO Price	$276,000,000	$138,000,000	$—
Sponsor shares outstanding post-Business Combination(1)	4,081,200	4,081,200	4,081,200
Valuation of shares held by the Sponsor based on the CAEP IPO Price	$40,812,000	$40,812,000	$40,812,000
The Kingsway Holders’ shares outstanding post-Business Combination(2)	97,537,913	97,537,913	97,537,913
Valuation of shares held by the Kingsway Holders’ based on the CAEP IPO Price	$975,379,130	$975,379,130	$975,379,130
Other AIR Shareholders’ shares outstanding post- Business Combination(3)	53,885,896	53,885,896	53,885,896
Valuation of other AIR Shareholders based on the CAEP IPO Price	$538,858,960	$538,858,960	$538,858,960
Total shares outstanding post-Business Combination	183,105,008	169,305,008	155,505,008
Total valuation based on the CAEP IPO Price	$1,831,050,080	$1,693,050,080	$1,555,050,080

(1)
Includes 580,000 Pubco Ordinary Shares received in exchange for the CAEP Private Placement Shares, up to 3,500,000 Post-Combination Founder Shares after accounting for the surrender by the Sponsor and cancellation of 3,400,000 CAEP Founder Shares at Closing pursuant to the Sponsor Support Agreement and 1,200 Pubco Ordinary Shares received in exchange for 1,200 CAEP Class A Ordinary Shares issued to the Sponsor in repayment of the Sponsor Loan (based on the approximate outstanding balance of the Sponsor Loan as of September 30, 2025). 1,500,000 of the Post-Combination Founder Shares are subject to the Sponsor Earnout Conditions, The Sponsor Earnout Shares will be released upon the occurrence of the following release events: (i) 750,000 of the Sponsor Earnout Shares will be released and no longer be subject to redesignation, redemption and cancellation if the closing price of the Pubco Ordinary Shares is at or above $12.50 for 20 trading days over a consecutive 30-day period during the Earnout Period, (ii) the remaining 750,000 of the Sponsor Earnout Shares will be released and no longer be subject to redesignation, redemption and cancellation if the closing price of the Pubco Ordinary Shares is at or above $15.00 for 20 trading days over a consecutive 30-day period during the Earnout Period and (iii) upon the occurrence of certain early release events, including a Pubco merger, consolidation or reorganization after Closing in which the Pubco Ordinary Shares are converted or exchanged for the right to receive cash or registered publicly listed securities equal to or exceeding $12.50 per Pubco Ordinary Share. To the extent some or all of such targets are not achieved or the early released events do not occur during the five (5) year period following the Jersey Closing, some or all of the Sponsor Earnout Shares will be forfeited by the Sponsor and cancelled for no consideration. Such shares are reflected as being owned in each presentation because, as of the consummation of the Business Combination, they will be issued and outstanding.
(2)
Includes 2,565,995 AIR Earnout Shares that are subject to AIR Earnout Conditions. The AIR Earnout Shares will be released upon the earlier occurrence of (i) the closing price of the Pubco Ordinary Shares being at or above $12.50 for 20 trading days over a consecutive 30-day period during the Earnout Period, and (ii) upon the occurrence of certain early release events, including a Pubco merger, consolidation or reorganization after the Closing in which the Pubco Ordinary Shares are converted or exchanged for the right to receive cash or registered publicly listed securities equal to or exceeding $12.50 per Pubco Ordinary Share. To the extent such targets are not achieved, or such early release event does not occur during the five (5) year period from the Jersey Closing, the AIR Earnout Shares will be forfeited by the AIR Shareholders and cancelled for no consideration. Such shares are reflected as being owned in each presentation because, as of the consummation of the Business Combination, they will be issued and outstanding.
(3)
Includes 4,644,662 AIR Earnout Shares that are subject to AIR Earnout Conditions and excludes any Pubco Ordinary Shares issuable on exercise of the Assumed Conditional Awards and the Incentive Plan. The AIR Earnout Shares will be released upon the earlier occurrence of (i) the closing price of the Pubco Ordinary Shares being at or above $12.50 for 20 trading days over a consecutive 30-day period during the Earnout Period, and (ii) upon the occurrence of certain early release events, including a Pubco merger, consolidation or reorganization after the Closing in which the Pubco Ordinary Shares are converted or exchanged for the right to receive cash or registered publicly listed securities equal to or exceeding $12.50 per Pubco Ordinary Share. To the extent such targets are not achieved, or such early release event does not occur during the five (5) year period from the Jersey Closing, the AIR Earnout Shares will be forfeited by the AIR Shareholders and cancelled for no consideration. Such shares are reflected as being owned in each presentation because, as of the consummation of the Business Combination, they will be issued and outstanding.

The foregoing required disclosure is not a guarantee that the trading price of Pubco Ordinary Shares will not be below the offering price in the CAEP IPO, nor is the required disclosure a guarantee that Pubco will attain any of the levels of valuation presented.

The above discussion and table are based on 35,080,000 CAEP Ordinary Shares outstanding on September 30, 2025. The above discussion and table exclude potential dilutive effects associated with future issuances or grants of equity or equity-linked securities by Pubco pursuant to the Incentive Plan and the Assumed Conditional Awards.

The aforementioned equity issuances are not the only sources of potential dilution to the relative ownership percentage associated with Pubco Ordinary Shares held by non-redeeming Public Shareholders after the Closing; any additional equity and equity-linked issuances by Pubco may result in additional dilution to Public Shareholders’ percentage ownership in Pubco, potentially significantly, and may have other effects, as described above and as further described in the “Risk Factors” section of this proxy statement/prospectus.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “Summary of the Proxy Statement/Prospectus — The Business Combination Agreement — Ownership of Pubco Following the Business Combination” as described above. Should one or more of the assumptions prove incorrect, actual ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Q: What conditions must be satisfied or waived to complete the Business Combination?

A: There are a number of closing conditions to the Business Combination in the Business Combination Agreement, including, but not limited to, the following: (i) approval of each of the CAEP Shareholder Approval Matters; (ii) the consummation of the Transactions not being prohibited by applicable law; (iii) effectiveness of the Registration Statement; and (iv) the Pubco Ordinary Shares having been approved for listing on Nasdaq or another national securities exchange.

For a summary of all of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the section entitled “Summary of the Proxy Statement/Prospectus — The Business Combination Agreement” and “Summary of the Proxy Statement/Prospectus — Related Agreements.”

Q: Why is CAEP providing CAEP Shareholders with the opportunity to vote on the Business Combination?

A: Under the CAEP Memorandum and Articles, CAEP must provide all Public Shareholders with the opportunity to have their Public Shares redeemed upon the consummation of CAEP’s initial business combination either in conjunction with a tender offer or in conjunction with a shareholder vote. For business reasons and pursuant to Cayman Islands law requirements, CAEP has elected to structure the Business Combination in such a way as to provide Public Shareholders with the opportunity to have their Public Shares redeemed in connection with a shareholder vote rather than a tender offer. Therefore, CAEP is seeking to obtain the approval of the CAEP Shareholders of the Business Combination Proposal, among the other Proposals, in order to allow Public Shareholders to effectuate redemptions of their Public Shares in connection with the consummation of the Business Combination.

Q: Are the Proposals conditioned on one another?

A: Under the Business Combination Agreement, the approval by CAEP Shareholders of the Business Combination Proposal and the Merger Proposal are conditions to the consummation of the Business Combination. If any of those Proposals is not approved by CAEP Shareholders, the Business Combination will not be consummated, unless waived by the parties. The Merger Proposal is conditioned upon the approval of the Business Combination Proposal. The Organizational Documents Proposals and the Nasdaq Proposal are conditioned upon the approval of the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal.

Q: What constitutes a quorum at the Meeting?

A: A quorum of CAEP Shareholders is necessary to hold a valid meeting. A quorum for the Meeting consists of the holders of a majority of the then issued and outstanding CAEP Ordinary Shares (whether in person (including via the virtual meeting platform) or by proxy). As of the Record Date, the presence, in person or by proxy, of CAEP Shareholders holding 17,540,001 CAEP Ordinary Shares would be required to achieve a quorum at the Meeting. In addition to the CAEP Ordinary Shares held by the Sponsor, which represent approximately 21.3% of the issued and outstanding CAEP Ordinary Shares and which will count towards this quorum, CAEP will need one or more CAEP Shareholders holding 10,060,001 CAEP Ordinary Shares, representing approximately 36.4% of the 27,600,000 Public Shares, present in person (including via the virtual meeting platform) or by proxy at the Meeting to have a valid quorum.

Q: How many votes do I have at the Meeting?

A: CAEP Shareholders are entitled to one vote at the Meeting for each CAEP Ordinary Share held of record as of , 2026, the Record Date for the Meeting. As of the close of business on the Record Date, there were 35,080,000 CAEP Ordinary Shares issued and outstanding.

Q: What vote is required to approve the Proposals presented at the Meeting?

A: To pass each of the Business Combination Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution of CAEP Shareholders, which requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the CAEP Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). To pass the Merger Proposal requires a special resolution of CAEP Shareholders, which requires the affirmative vote of at least two-thirds of the votes cast by, or on behalf of, the CAEP Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). CAEP Shareholders are also being asked to approve, on a non-binding advisory basis, each of the Organizational Documents Proposals. Although the CAEP Board is asking CAEP Shareholders to approve each of the Organizational Documents Proposals on the non-binding advisory basis, regardless of the outcome of the non-binding advisory vote on each of the Organizational Documents Proposals, the A&R Pubco Articles will take effect upon the Closing if the Business Combination Proposal and the Merger Proposal are approved.

Assuming a quorum is established, a CAEP Shareholder’s failure to vote by proxy or to vote at the Meeting will have no effect on the approval or rejection of the Proposals. Abstentions and Broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on the approval or rejection of any of the Proposals.

The Sponsor has agreed to vote its 7,480,000 CAEP Ordinary Shares, representing approximately 21.3% of the issued and outstanding CAEP Ordinary Shares, in favor of each of the Proposals. As a result, with respect to each Proposal that requires approval of CAEP Shareholders by an ordinary resolution, in addition to the Sponsor’s CAEP Ordinary Shares, CAEP would need only 10,060,001, or approximately 36.4%, of the 27,600,000 Public Shares (assuming all issued and outstanding CAEP Ordinary Shares are voted at the Meeting), and only 1,290,001, or approximately 4.7%, of the 27,600,000 Public Shares (assuming only a majority of the issued and outstanding CAEP Ordinary Shares are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved. With respect to each Proposal that requires approval of CAEP Shareholders by a special resolution, in addition to the Sponsor’s CAEP Ordinary Shares, CAEP would need only 15,906,667, or approximately 57.6%, of the 27,600,000 Public Shares (assuming all issued and outstanding CAEP Ordinary Shares are voted at the Meeting), and only 4,213,334, or approximately 15.3%, of the 27,600,000 Public Shares (assuming only a majority of the issued and outstanding CAEP Ordinary Shares are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved.

Q: How will the Sponsor and CAEP’s directors and officers vote?

A: The Sponsor has agreed to vote its 7,480,000 CAEP Ordinary Shares, representing approximately 21.3% of the issued and outstanding CAEP Ordinary Shares, in favor of each of the Proposals. While none of CAEP’s executive officers or directors directly own any CAEP Ordinary Shares, pursuant to the Insider Letter, each of CAEP’s executive officers and directors have agreed to vote any CAEP Ordinary Shares held by them in favor of an initial business combination, including the Business Combination. Accordingly, it is more likely that the necessary shareholder approval will be received than would be the case if the Sponsor and CAEP’s officers and directors had agreed to vote their CAEP Ordinary Shares in accordance with the majority of the votes cast by Public Shareholders.

As a result, with respect to each Proposal that requires approval of CAEP Shareholders by an ordinary resolution, in addition to the Sponsor’s CAEP Ordinary Shares, CAEP would need only 10,060,001, or approximately 36.4%, of the 27,600,000 Public Shares (assuming all issued and outstanding CAEP Ordinary Shares are voted at the Meeting), and only 1,290,001, or approximately 4.7%, of the 27,600,000 Public Shares (assuming only a majority of the issued and outstanding CAEP Ordinary Shares are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved. With respect to each Proposal that requires approval of CAEP Shareholders by a special resolution, in addition to the Sponsor’s CAEP Ordinary Shares, CAEP would need only 15,906,667, or approximately 57.6%, of the 27,600,000 Public Shares (assuming all issued and outstanding CAEP Ordinary Shares are voted at the Meeting), and only 4,213,334, or approximately 15.3%, of the 27,600,000 Public Shares (assuming only a majority of the issued and outstanding CAEP Ordinary Shares are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved.

Q: What interests do the Sponsor, CAEP’s directors and executive officers and their Affiliates have in the Business Combination?

A: When Public Shareholders consider the recommendation of the CAEP Board in favor of approval of the Business Combination and other Proposals, Public Shareholders should keep in mind that the Sponsor and CAEP’s directors and officers have interests in the Proposals that are different from or in addition to (and which may conflict with), the interests of a Public Shareholder as a CAEP Shareholder. These interests include, among other things:

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As of the date hereof, the Sponsor is the record holder of 6,900,000 CAEP Founder Shares and 580,000 CAEP Private Placement Shares. The following persons have material interests in the Sponsor: Cantor is the sole member of the Sponsor; CFGM is the managing general partner of Cantor; and Brandon G. Lutnick is the controlling trustee of the trusts owning all of the voting shares of CFGM and the Chairman and Chief Executive Officer of CFGM and Cantor. As of the date hereof, each of Cantor, CFGM and Brandon G. Lutnick may be deemed to have beneficial ownership of the CAEP Ordinary Shares held directly by the Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. As of the date hereof, other than Brandon G. Lutnick (as described above) and Danny Salinas (who has a minority limited partnership interest in Cantor), none of CAEP’s other directors or executive officers has a direct or indirect ownership interest in the Sponsor and none of CAEP’s directors or executive officers has beneficial ownership of the CAEP Ordinary Shares held directly by the Sponsor;
•
The Sponsor paid $25,000, or approximately $0.004 per share, for the 6,900,000 CAEP Founder Shares, and $5,800,000, or $10.00 per share, for the 580,000 CAEP Private Placement Shares. Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to surrender, for no consideration, which CAEP will cancel, 3,400,000 CAEP Founder Shares immediately prior to, and subject to the consummation of, the Cayman Merger, resulting in the Sponsor owning 3,500,000 CAEP Founder Shares immediately after such surrender. As of November 7, 2025, the aggregate value of such shares is estimated to be approximately $41.7 million, assuming the per share value of the shares is the same as the $10.23 closing price of the CAEP Class A Ordinary Shares on Nasdaq on November 7, 2025 (the date the proposed Business Combination was announced). As a result, the Sponsor may be able to recover its investment in CAEP and realize a profit even if the value of Pubco Ordinary Shares declines following Closing;
•
The 6,900,000 CAEP Founder Shares and 580,000 CAEP Private Placement Shares held by the Sponsor and purchased by the Sponsor for $5,825,000 will be worthless if a business combination is not consummated by CAEP by the end of the Combination Period;
•
Pursuant to the Insider Letter, the Sponsor agreed that, subject to limited exceptions, the 580,000 CAEP Private Placement Shares it holds will not be sold or transferred until 30 days after CAEP has completed a business combination and that the 6,900,000 CAEP Founder Shares it holds will not be sold or transferred until the earlier of (a) the one-year anniversary of CAEP’s initial business combination, (b) subsequent to CAEP’s initial business combination, (i) if the last reported sale price of the CAEP Class A Ordinary Shares equals or (ii) exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after CAEP’s initial business combination, and (c) the date on which CAEP completes certain material transactions that result in all of its shareholders having the right to exchange their shares for cash, securities or other property. The Sponsor Support Agreement supersedes the lock-up provided for in the Insider Letter and provides that the lock-up will apply to the Post-Combination Founder Shares until the earlier of (x) six months after the Cayman Closing Date and (y) an early release event as set forth in the Sponsor Support Agreement;
•
Pursuant to the Sponsor Support Agreement, the Sponsor has agreed that 1,500,000 of the Post-Combination Founder Shares will be subject to the Sponsor Earnout Conditions;
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CF&Co., an affiliate of the Sponsor and Cantor, is a party to the CF&Co. M&A Engagement Letter, pursuant to which CAEP has engaged CF&Co. as its exclusive financial advisor in connection with the Transactions. For the services provided thereto, CF&Co. will receive a cash fee at Closing equal to approximately $24.235 million, being equal to 1.5% of the enterprise value of AIR less $2 million, which fee will be reduced by an amount equal to the lesser of (a) $1.98 million and (b) the product of: (i) 5.5%, (ii) $10.00 and (iii) the number of Public Shares redeemed in connection with the Transactions. In addition, CF&Co. previously entered into the Business Combination Marketing Agreement, pursuant to which CF&Co. will receive a $10.38 million cash fee at Closing. Payment of the foregoing fees are contingent on Closing;
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The Sponsor and CAEP’s officers and directors have agreed not to redeem any CAEP Ordinary Shares held by them in connection with a shareholder vote to approve a proposed business combination, including the Business Combination;
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The CAEP Memorandum and Articles provide that, to the fullest extent permitted by applicable law: (a) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as CAEP; and (b) CAEP renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and CAEP, on the other. In the course of their other business activities, CAEP’s officers and directors may have, or may become aware of, other investment and business opportunities which may be appropriate for presentation to CAEP as well as the other entities with which they are affiliated. CAEP’s management has pre-existing fiduciary duties and contractual obligations and if there is a conflict of interest in determining to which entity a particular business combination opportunity should be presented, any pre-existing fiduciary obligation will be presented the business combination opportunity before CAEP is presented with it. CAEP does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target;
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CAEP has until the end of the Combination Period to consummate a business combination. If the Business Combination with Pubco and AIR is not consummated and CAEP does not consummate another business combination by the end of the Combination Period, CAEP will cease all operations except for the purpose of winding up, redeeming 100% of the issued and outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and the CAEP Board, dissolving and liquidating, subject in each case above to CAEP’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the 6,900,000 CAEP Founder Shares and 580,000 CAEP Private Placement Shares held by the Sponsor would be worthless because the Sponsor has waived its right to participate in any redemption or distribution with respect to such CAEP Ordinary Shares, and CF&Co. will not receive any of the fees described above;
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CAEP has issued the Sponsor Loan to the Sponsor in respect of the up to $1,750,000, in loans the Sponsor has made, and will make, to CAEP to fund CAEP’s expenses relating to investigating and selecting an acquisition target and other working capital requirements. The Sponsor Loan does not bear interest and is repayable by CAEP to the Sponsor upon consummation of a business combination; provided that, at the Sponsor’s option, at any time on or prior to the consummation of the Business Combination, all or any portion of the amount outstanding under the Sponsor Loan may be converted into CAEP Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Loan would be repaid only out of funds held outside of the Trust Account. As of September 30, 2025, CAEP had approximately $12,000 outstanding under the Sponsor Loan. If the Business Combination or another business combination is not consummated by the end of the Combination Period, the Sponsor Loan may not be repaid to the Sponsor, in whole or in part. Pursuant to the Sponsor Support Agreement, the Sponsor has agreed that upon consummation of the Business Combination, all the amounts owed by CAEP to it under the Sponsor Loan will be repaid in the form of newly issued CAEP Class A Ordinary Shares, rather than in cash, at $10.00 per share;
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CAEP has also issued the Sponsor Note to the Sponsor in respect of the up to $4,140,000 in loans that the Sponsor may make to CAEP in connection with each Redemption Event, such that an amount equal to $0.15 redeemed per Public Share in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed Public Shares on such Redemption Event. The Sponsor Note does not bear interest and is repayable by CAEP to the Sponsor; provided that, at the Sponsor’s option, at any time on or prior to the consummation of the Business Combination, all or any portion of the amount outstanding under the Sponsor Note may be converted into CAEP Class A Ordinary Shares at a conversion price of $10.00 per share. If CAEP is unable to consummate the Business Combination, the Sponsor Note would be repaid only out of funds held outside of the Trust Account. As of September 30, 2025, CAEP had $0 outstanding under the Sponsor Note.
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If CAEP is unable to complete a business combination by the end of the Combination Period and to the extent there are claims by a third party for services rendered or products sold to CAEP or by a prospective acquisition target with which CAEP has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, in each case, reduce the amount of redemption amount to below the lesser of (a) the sum of (i) $10.00 per Public Share and (ii) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event, and (b) the sum of (i) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less interest released to pay taxes, and (ii) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event, then the Sponsor may be liable to CAEP pursuant to the Insider Letter, provided that such liability will not apply to any claims by a third party or prospective acquisition target who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under CAEP’s indemnity of the underwriters of the CAEP IPO against certain liabilities, including liabilities under the Securities Act not to claims brought by CAEP’s public auditor;
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The Sponsor, CAEP’s officers and directors and their Affiliates are entitled to reimbursement for any out-of-pocket expenses incurred by them in connection with certain activities on CAEP’s behalf, such as identifying, investigating, negotiating and completing a business combination. If CAEP does not complete a business combination by the end of the Combination Period, CAEP may not have the cash necessary to reimburse these expenses. As of the date of this proxy statement/prospectus, none of the Sponsor, CAEP’s officers and directors or their Affiliates has incurred any such expenses which would be reimbursed at Closing; and

•
CAEP’s officers and directors will be eligible for continued indemnification and continued coverage under a tail policy for CAEP’s directors’ and officers’ liability insurance policy for up to a six-year period from and after Closing for events occurring prior to Closing, which tail policy is to be paid for by Pubco at Closing pursuant to the Business Combination Agreement. If the Business Combination does not close, CAEP’s officers and directors may not receive this tail insurance coverage.

For more information, see “Certain Relationships and Related Party Transactions — CAEP Related Party Transactions” and see the risk factor entitled “Risk Factors — Risks Related to the Business Combination — Since the Sponsor and CAEP’s directors and officers have interests that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders, a conflict of interest may have existed in determining whether the Business Combination with Pubco and AIR is appropriate as CAEP’s initial business combination. Such interests include that the Sponsor will lose its entire investment in CAEP if the Business Combination is not completed or any other business combination is not completed.”

CAEP’s management determined that, in light of the potential conflicting interests described above with respect to the Sponsor and its Affiliates, the CAEP Audit Committee should separately review and consider the potential conflicts of interest with respect to the Sponsor and its Affiliates arising out of the proposed Business Combination and the proposed terms in respect thereof. Accordingly, the CAEP Audit Committee reviewed and considered such interests and, after taking into account the factors they deemed applicable (including the potential conflicting interests), unanimously approved the Business Combination Agreement and the transactions contemplated therein.

Q: What is CF&Co.’s history with CAEP and Pubco?

A: CF&Co.’s history with CAEP and Pubco can be summarized as follows:

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CF&Co. served as underwriter for the CAEP IPO. Pursuant to an underwriting agreement, dated June 25, 2025, between CAEP, on the one hand, and CF&Co. and Odeon Capital Group (“Odeon”), on the other hand, CAEP paid a total of $4,800,000 in underwriting discounts and commissions for CF&Co.’s services as the representative of the underwriters in the CAEP IPO.
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Pursuant to the Business Combination Marketing Agreement, CAEP engaged CF&Co. as an advisor in connection with CAEP’s initial business combination to assist CAEP in arranging meetings with CAEP Shareholders to discuss any potential business combination and an acquisition target’s attributes, introducing CAEP to potential investors that are interested in purchasing CAEP’s securities and assisting CAEP with its press releases and public filings in connection with any business combination. Pursuant to the Business Combination Marketing Agreement, CAEP agreed to pay CF&Co. a cash fee for such services upon the consummation of its business combination in an amount equal to $10,380,000.
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Pursuant to the CF&Co. M&A Engagement Letter, for the services provided thereto, CF&Co. will receive a cash fee at Closing equal to approximately $24.235 million, being equal to 1.5% of the enterprise value of AIR less $2 million, which fee will be reduced by an amount equal to the lesser of (i) $1.98 million and (ii) the product of: (x) 5.5%, (y) $10.00 and (z) the number of Public Shares redeemed in connection with the Transactions.

Q: When will the Sponsor and AIR Shareholders be entitled to transfer their respective Pubco Ordinary Shares?

A: The Sponsor and the AIR Shareholders are subject to restrictions on their ability to transfer, assign or sell their Pubco Ordinary Shares, as summarized in the table below. Such transfer restrictions will apply until the applicable expiration date, unless earlier waived by the contracting parties.

Subject Securities	Persons Subject to Restrictions	Expiration Date	Exceptions to Transfer Restrictions
CAEP Founder Shares (and the Pubco Ordinary Shares received by the Sponsor in exchange therefore in the Cayman Merger)	Sponsor

The earlier of (a) six (6) months after the Cayman Closing Date; and (b) the date on which (i) Pubco consummates a liquidation, merger, share exchange, reorganization or other similar transaction after the Closing which results in all of Pubco’s shareholders having the right to exchange their Pubco Ordinary Shares for cash, securities or other property, (ii) Pubco sells, leases, assigns, transfers, licenses or otherwise disposes of substantially all of its assets, (iii) a Schedule 13D or Schedule 13G report is filed disclosing that any person or group has become the beneficial owner of the outstanding Public Shares representing

Transfers permitted (a) to CAEP’s officers or directors, any current or future affiliates or family members of any of such officers or directors, any current or future affiliate of the Sponsor or to any member(s), officers, directors or employees of the Sponsor of any of its current or future affiliates, or as a gift to a charitable organization, (b) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, any current or future affiliate of such individual; (c) to a charitable organization; (d) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d)

50% or more of the voting power of Pubco, (iv) Pubco engages in a “going private” transaction, or (v) Pubco Ordinary Shares are no longer listed on a national securities exchange (each, an “Early Release Event”).

in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of an initial Business Combination at prices no greater than the price at which the shares were originally purchased; (f) in the event of CAEP’s liquidation prior to the completion of an initial Business Combination; or (g) by virtue of the laws of Delaware or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor; provided, however, that these permitted transferees must enter into a written agreement agreeing to be bound by these same transfer restrictions (each of (a) through (g) is a “Permitted Transferee”). In addition, the Sponsor, its Affiliates and their Permitted Transferees are permitted to grant liens over such Pubco Ordinary Shares to secure obligations arising under or in connection with bona fide financial facilities entered into by Sponsor, its Affiliates or any Permitted Transferee.

Sponsor Earnout Shares	Sponsor	Same as clause (a) above, but also subject to the earlier of the date on which (i) the Earnout Conditions are satisfied and (ii) an Early Release Event occurs.	Same as above.
CAEP Private Placement Shares (and the Pubco Ordinary Shares received in exchange therefore in the Cayman Merger)	Sponsor	None.	Not applicable.
AIR Ordinary Shares (and the Pubco Ordinary Shares received in exchange therefore in the Jersey Merger)	AIR Shareholders

The earlier of (a) six (6) months from the date of the Jersey Closing and (b) the date on which Pubco consummates a merger, consolidation or reorganization with or into another person which results in the holders of Pubco Ordinary Shares having the right to receive cash or registered publicly listed securities with a per Pubco Ordinary Share consideration equal to or exceeding $12.50 per share.

Transfers permitted (a) to Pubco’s officers or directors; (b) to any Affiliate or family member of the relevant AIR Shareholder; (c) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, any current or future affiliate of such individual; (d) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (e) in the case of an individual, pursuant to a qualified domestic relations order; or (f) in the event of Pubco’s liquidation; provided, however, that these permitted transferees must enter into a written agreement agreeing to be bound by these same transfer restrictions. In addition, Transfers are permitted to grant liens over such Pubco Ordinary Shares to secure obligations arising under or in connection with financial facilities entered into by the relevant AIR Shareholder, its Affiliates or any transferee permitted in (a) through (f) above.

Q: Did the CAEP Board obtain a fairness opinion (or any similar report or appraisal) in determining whether or not to proceed with the Business Combination?

A: No. The CAEP Board did not obtain a fairness opinion (or any similar report or appraisal) in connection with its determination to approve the Business Combination. However, CAEP’s management, the members of the CAEP Board and the other representatives of CAEP have reviewed certain financial information of AIR and other relevant financial information selected based on the experience and the professional judgment of CAEP’s management team. Accordingly, investors will be relying solely on the judgment of the CAEP Board in valuing AIR’s business and accordingly, investors assume the risk that the CAEP Board may not have properly valued such business. For more information, see the risk factor entitled “Risk Factors — Risks Related to the Business Combination — Neither the CAEP Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the Business Combination. Consequently, CAEP Shareholders have no assurance from an independent source that the number of Pubco Ordinary Shares to be issued to the AIR Shareholders and CAEP Shareholders in the Business Combination is fair to CAEP — and, by extension, CAEP Shareholders — from a financial point of view.”

Q: What factors did the CAEP Board consider in connection with its decision to recommend voting in favor of the Business Combination?

A: The CAEP Board considered a variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the CAEP Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the CAEP Board may have given different weight to different factors. Certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Neither the CAEP Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether to pursue the terms of the Business Combination (including the consideration to be received by CAEP Shareholders and AIR Shareholders). Before reaching its decision, the CAEP Board reviewed the information provided to it by its management, representatives of the Sponsor and CAEP’s legal and financial advisors, including the analyses prepared by CF&Co., in its capacity as financial advisor to CAEP, as further described in the section entitled “The Business Combination Proposal — The CAEP Board’s Reasons for Approval of the Business Combination — Comparable Company Analysis” below.

The CAEP Board determined that pursuing a potential business combination with Pubco and AIR would be an attractive opportunity for CAEP and the CAEP Shareholders, which determination was based on a number of factors. See the section titled “The Business Combination Proposal — The CAEP Board’s Reasons for Approval of the Business Combination.”

Q: How will the Business Combination affect my CAEP Class A Ordinary Shares?

A: Pursuant to the Business Combination Agreement, upon the Closing, CAEP will merge with and into Cayman Merger Sub, with CAEP continuing as the surviving entity, as a result of which CAEP Shareholders will receive one Pubco Ordinary Share for each CAEP Ordinary Share held by such CAEP Shareholder (other than any CAEP Class B Ordinary Shares surrendered by the Sponsor and any CAEP Class A Ordinary Shares that have been validly redeemed). For more information on the rights of Pubco Ordinary Shares, see “Description of Pubco Securities.”

Q: How many votes per share is each Pubco Ordinary Share entitled?

A: Upon Closing, each holder of Pubco Ordinary Shares will be entitled to one vote for each Pubco Ordinary Share held of record by such holder on all matters on which shareholders are generally entitled to vote.

Q: What are the risks associated with Pubco’s concentrated ownership after Closing?

A: Pubco will be a controlled company under Nasdaq listing standards after Closing, with many significant decisions of Pubco being controlled by the Kingsway Holders. Accordingly, Public Shareholders will be subject to the decisions of Pubco’s controlling shareholders and if they are unhappy with any decisions made, may only be able to sell their Pubco Ordinary Shares, potentially at a loss. At Closing, the Kingsway Holders will be the beneficial owners of approximately Pubco Ordinary Shares, representing % of the expected issued and outstanding Pubco Ordinary Shares, subject to adjustments based on AIR Limited shares outstanding immediately prior to the Jersey Closing and based on the assumptions set forth elsewhere in this proxy statement/prospectus.

This concentrated control could delay, defer or prevent a change of control, merger, consolidation or sale of all or substantially all of Pubco’s assets. See “Risk Factors” for a more detailed discussion of these risks.

Q: Why is CAEP proposing the Nasdaq Proposal?

A: Under Nasdaq Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of ordinary shares (or securities convertible into or exercisable for ordinary shares); or (ii) the number of ordinary shares to be issued is or will be equal to or in excess of 20% of the number of ordinary shares outstanding before the issuance of the share or securities.

Under Nasdaq Rule 5635(b), shareholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the ordinary shares (or securities convertible into or exercisable for ordinary shares) or voting power of an issuer could constitute a change of control.

Under Nasdaq Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of ordinary shares (or securities convertible into or exercisable for ordinary shares) at a price that is less than the lower of (the “Minimum Price”): (i) the Nasdaq official closing price immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq official closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Additionally, upon the consummation of the Business Combination and based on the assumptions described elsewhere in this proxy statement/prospectus, Pubco expects to issue, in the aggregate, up to an estimated Pubco Ordinary Shares in connection with the Business Combination, plus up to additional Pubco Ordinary Shares that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan. For further details, see “The Business Combination Agreement and Ancillary Documents” and “Management of Pubco After the Business Combination — Incentive Compensation Plans.” Accordingly, the aggregate number of Pubco Ordinary Shares that Pubco will issue in connection with the Business Combination will, in the aggregate, exceed 20% of both the voting power and the number of CAEP Ordinary Shares outstanding before such issuance and will result in a change of control of CAEP. For these reasons, CAEP is seeking the approval of CAEP Shareholders for the issuance of the Pubco Ordinary Shares in connection with the Business Combination pursuant to Nasdaq Rules 5635(a), (b) and (d).

For further details, see “The Nasdaq Proposal.”

Q: What happens if I sell my Public Shares before the Meeting?

A: The Record Date is earlier than the date of the Meeting. If you transfer your Public Shares after the Record Date but before the date of the Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Meeting. However, you will not be able to seek redemption of your Public Shares because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination in accordance with the provisions described herein. If you transfer your Public Shares prior to the Record Date, you will have no right to vote those shares at the Meeting.

Q: What happens if CAEP Shareholders vote against the Business Combination Proposal?

A: Pursuant to the CAEP Memorandum and Articles, if the Business Combination Proposal is not approved and CAEP does not otherwise consummate an alternative business combination by the end of the Combination Period, CAEP will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in the Trust Account, including interest (net of taxes payable), to Public Shareholders in accordance with the CAEP Memorandum and Articles.

Q: Do I have redemption rights?

A: Pursuant to the CAEP Memorandum and Articles, holders of Public Shares may elect to have their Public Shares redeemed for cash at the then-applicable redemption price calculated as of two (2) business days prior to the Closing. As of the date of this proxy statement/prospectus, based on funds in the Trust Account of approximately $279.1 million as of September 30, 2025, this would have amounted to approximately $10.26 per share (inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note and which amount takes into account CAEP’s estimate of the amount that may be withdrawn to pay applicable taxes). If a holder exercises its redemption rights, then such holder will be exchanging its Public Shares for cash. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to CST prior to the Meeting. See the section titled “Extraordinary General Meeting of CAEP Shareholders — Redemption Rights” for the procedures to be followed if you wish to redeem your Public Shares for cash. In connection with the CAEP IPO, the Sponsor and CAEP’s executive officers and directors agreed to waive any redemption rights with respect to any CAEP Ordinary Shares held by them in connection with the completion of the Business Combination. Such waivers are standard in transactions of this type and the Sponsor and CAEP’s executive officers and directors did not receive separate consideration for the waiver.

Q: Will how I vote affect my ability to exercise redemption rights?

A: No. You may exercise your redemption rights whether or not you are a holder of Public Shares on the Record Date (so long as you are a holder at the time of exercise), or whether or not you are a holder and vote your Public Shares on the Business Combination Proposal (for or against) or any other Proposal. As a result, the Business Combination Agreement can be approved by Public Shareholders who will redeem their Public Shares, leaving Public Shareholders who choose not to redeem their Public Shares holding shares in a company with a potentially less liquid trading market, fewer shareholders, potentially less cash and the potential inability to meet the listing standards of Nasdaq or another national securities exchange.

Q: How do I exercise my redemption rights?

A: In order to exercise your redemption rights, you must, prior to 5:00 p.m., Eastern Time, on , 2026 (two (2) business days before the Meeting), tender your Public Shares physically or electronically and submit a request in writing that CAEP redeem your Public Shares for cash to CST, CAEP’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attn: SPAC Redemption Team
Email: spacredemptions@continentalstock.com

If you hold Public Shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DTC’s DWAC system.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with CAEP’s consent, until the consummation of the Business Combination. If you delivered your Public Shares for redemption to CST and decide within the required timeframe not to exercise your redemption rights, you may request that CST return the shares (physically or electronically). You may make such request by contacting CST at the phone number or address listed under the question “Who can help answer my questions?” below.

Any holder of Public Shares (whether or not they are a holder on the Record Date) will be entitled to demand that their Public Shares be redeemed for a pro rata portion of the amount then in the Trust Account (which was approximately $279.1 million as of September 30, 2025, or approximately $10.26 per share (inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note and which amount takes into account CAEP’s estimate of the amount that may be withdrawn to pay applicable taxes), as of the Record Date). Such amount, less any owed but unpaid taxes on the funds in the Trust Account, will be paid promptly upon consummation of the Business Combination. Your vote on any Proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

If a holder of Public Shares properly makes a demand for redemption as described above, then, if the Business Combination is consummated, CAEP will convert these shares into a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your Public Shares for cash and will not be entitled to Pubco Ordinary Shares upon consummation of the Business Combination. If the Business Combination is not approved or completed for any reason, then holders of Public Shares who elected to exercise their redemption rights would not be entitled to convert their Public Shares for the applicable pro rata share of the Trust Account. In such case, CAEP will promptly return any Public Shares delivered by Public Shareholders and such holders may only share in the assets of the Trust Account upon the consummation of another business combination or the liquidation of CAEP. This may result in holders receiving less than they would have received if the Business Combination was completed and they exercised redemption rights in connection therewith.

Notwithstanding the foregoing, the CAEP Memorandum and Articles provides that a Public Shareholder, together with any Affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than 15% of the Public Shares in the aggregate, without the prior consent of CAEP.

Q: What are the U.S. federal income tax consequences of exercising my redemption rights?

A: The U.S. federal income tax consequences of a holder of Public Shares exercising redemption rights depends on the particular facts and circumstances. Because the Cayman Merger will occur after the redemption of U.S. Holders that exercise redemption rights, U.S. Holders exercising redemption rights should not be subject to the potential tax consequences as a result of the Cayman Merger as described in “Certain Tax Considerations — Material U.S. Federal Income Tax Considerations — U.S. Holders — Tax Consequences of the Cayman Merger and the Jersey Merger to U.S. Holders,” but will be subject to the potential tax consequences of CAEP being treated as a passive foreign investment company. Please see the section entitled “Certain Tax Considerations — Material U.S. Federal Income Tax Considerations — U.S. Holders — Tax Consequences to U.S. Holders That Elect to Have Their Public Shares Redeemed for Cash.” If you are a U.S. Holder of Public Shares contemplating exercising your redemption rights, you are urged to consult your tax advisor to determine the tax consequences thereof.

Q: Do I have appraisal rights if I object to the proposed Business Combination?

A: No appraisal or dissenters’ rights are available to CAEP Shareholders in connection with the ordinary resolution to approve the Business Combination Proposal. However, in respect of the special resolution to approve the Merger Proposal, under the Companies Act, shareholders have a right to dissent to a merger and if they so dissent, they are entitled to be paid the fair value of their shares, which if necessary, may ultimately be determined by the court. Therefore, holders of record of CAEP Class A Ordinary Shares (“CAEP Class A Record Holders”) have a right to dissent from the Cayman Merger. Please see the section titled “The Merger Proposal — Appraisal or Dissenters’ Rights” for additional information.

In addition, Public Shareholders are still entitled to exercise the rights of redemption as detailed in this proxy statement/prospectus and the redemption proceeds payable to Public Shareholders who exercise such redemption rights will represent the fair value of those shares. For a discussion about Public Shareholders’ redemption rights, please see “Extraordinary General Meeting of CAEP Shareholders — Redemption Rights.”

Q: What happens to the funds deposited in the Trust Account after the consummation of the Business Combination?

A: If the Business Combination is consummated, the funds held in the Trust Account will be used to pay CAEP Shareholders who properly exercise their redemption rights. The remaining amount will be released to CAEP and used to:

•
pay certain fees, costs and expenses (including taxes, regulatory fees, legal fees, accounting fees, printer fees and other professional fees) that were incurred by CAEP, AIR and Pubco in connection with the Transactions contemplated by the Business Combination and pursuant to the terms of the Business Combination Agreement; and
•
provide for general corporate purposes of Pubco, including, but not limited to, working capital.

Q: What happens if a substantial number of Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A: Unlike some other blank check companies which require Public Shareholders to vote against a business combination in order to exercise their redemption rights, Public Shareholders may vote in favor of the Business Combination and exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are substantially reduced as a result of redemption by Public Shareholders. With fewer Public Shares and Public Shareholders, the trading market for Pubco Ordinary Shares may be less liquid than the market for Public Shares was prior to the Business Combination, and Pubco may not be able to meet the listing standards for Nasdaq or another national securities exchange. In addition, with less funds available from the Trust Account, the working capital infusion from the Trust Account into Pubco’s business will be reduced.

In the event of significant redemptions, with fewer Public Shares and Public Shareholders, the trading market for Pubco Ordinary Shares may be less liquid than the market of CAEP Class A Ordinary Shares was prior to the Business Combination, and Pubco may not be able to meet the listing standards for a stock exchange.

Q: What happens if the Business Combination is not consummated?

A: If CAEP does not complete the Business Combination with AIR or another business combination by the end of the Combination Period, CAEP must: (i) redeem 100% of the issued and outstanding Public Shares, at a per-share price, payable in cash, equal to the amount then held in the Trust Account (which was approximately $279.1 million as of September 30, 2025, or approximately $10.26 per share (inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note and which amount takes into account CAEP’s estimate of the amount that may be withdrawn to pay applicable taxes)) divided by the number of Public Shares then outstanding, (ii) cease all operations except for the purpose of winding up, and (iii) subject to the approval of its remaining shareholders and its board of directors, dissolve and liquidate. For more information about the liquidation process, see “Information Related to CAEP — Redemption Rights for Public Shareholders upon Completion of the Business Combination — Redemption of Public Shares and Liquidation if no Initial Business Combination.”

Q: When do you expect the Business Combination to be completed?

A: It is currently anticipated that the Business Combination will be consummated promptly following the Meeting, which is set for , 2026. However, the Meeting could be postponed by the directors of CAEP in their absolute discretion pursuant to the CAEP Memorandum and Articles, or adjourned, as described above. In addition, the Business Combination Agreement may be terminated by the parties upon the occurrence of certain events. For a description of the conditions for the completion of the Business Combination, see the section entitled “Summary of the Proxy Statement/Prospectus — The Business Combination Agreement — Conditions to the Closing.”

Q: When and where is the Meeting?

A: The Meeting will be held on , 2026 at , Eastern Time, at the offices of DLA Piper LLP (US) at 1251 Avenue of the Americas, New York, New York 10020 and virtually via live webcast on the Internet at . You will be able to attend, vote your shares and submit questions during the Meeting via a live audio webcast available at .

Q: Can I attend the Meeting in person?

A: Yes. CAEP Shareholders will be able to attend the Meeting in person at the offices of DLA Piper LLP (US) at 1251 Avenue of the Americas, New York, New York 10020 or virtually. You will not be required to attend the Meeting in person in order to vote, and CAEP encourages virtual participation.

Q: How can I attend the Meeting virtually?

A: CAEP is pleased to provide access to the Meeting virtually via the Internet through a live webcast and online shareholder tools. CAEP believes a virtual format facilitates shareholder attendance and participation by leveraging technology to allow CAEP to communicate more effectively and efficiently with its shareholders. This format empowers CAEP Shareholders around the world to participate at no cost. CAEP will use the virtual format to enhance shareholder access and participation and protect shareholder rights.

You or your proxyholder will be able to attend and vote at the Meeting by visiting and using a control number assigned by CST. To register and receive access to the Meeting, registered shareholders and beneficial owners (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus. You will need the voter control number included on your proxy card in order to be able to vote your shares or submit questions during the Meeting. If you do not have a voter control number, you will be able to listen to the Meeting only and you will not be able to vote or submit questions during the Meeting.

Q: What do I need to do now?

A: CAEP urges you to carefully read and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a CAEP Shareholder. CAEP Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your Public Shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q: How do I vote?

A: If you are a holder of record of CAEP Ordinary Shares on the Record Date, you may vote by submitting your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. In addition, you may be able to vote in person, over the Internet by visiting with the voter control number included on your proxy card or over the phone by dialing a toll-free number at in the United States and Canada or (toll rates apply) from outside the United States and Canada. The passcode for telephone access is . If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Meeting and vote, obtain a proxy from your broker, bank or nominee.

Q: If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A: As disclosed in this proxy statement/prospectus, your broker, bank or nominee cannot vote your shares on the Proposals unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. However, broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on the approval or rejection of any of the Proposals.

Q: May I change my vote after I have mailed my signed proxy card?

A: Yes. CAEP Shareholders may (i) enter a new vote in person, by Internet or telephone, (ii) send a later dated, signed proxy card to CAEP’s secretary at the address set forth below so that it is received by CAEP prior to the vote at the Meeting or (iii) attend the Meeting in person or via live webcast and vote at such Meeting. CAEP Shareholders also may revoke their proxy by sending a notice of revocation to CAEP’s Secretary at 110 East 59th Street, New York, New York 10022, which notice must be received by CAEP prior to the vote at the Meeting.

Q: What will happen if I abstain from voting or fail to vote at the Meeting?

A: Abstentions and broker-non votes will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the approval or rejection of any of the Proposals.

Q: What will happen if I sign and return my proxy card without indicating how I wish to vote?

A: Signed and dated proxies received by CAEP without an indication of how the CAEP Shareholder intends to vote on a proposal will be voted “FOR” each Proposal presented to the CAEP Shareholders at the Meeting. The proxyholders may use their discretion to vote on any other matters which properly come before the Meeting.

Q: If I am not going to attend the Meeting, should I return my proxy card instead?

A: Yes. Whether you plan to attend the Meeting or not, please read the enclosed proxy statement carefully and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q: What happens if I fail to take any action with respect to the Meeting?

A: If you fail to take any action with respect to the Meeting and the Business Combination is approved by CAEP Shareholders and consummated, you will become a shareholder of Pubco. If you fail to take any action with respect to the Meeting and the Business Combination is not approved, you will continue to be a shareholder of CAEP.

Q: What should I do if I receive more than one set of voting materials?

A: CAEP Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your Public Shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Public Shares

Q: Who will solicit and pay the cost of soliciting proxies?

A: CAEP will pay the cost of soliciting proxies for the Meeting. CAEP has engaged Sodali & Co to assist in the solicitation of proxies for the Meeting. CAEP has agreed to pay a fee of $25,000, plus disbursements. CAEP will reimburse Sodali & Co for reasonable out-of-pocket expenses and will indemnify Sodali & Co and its Affiliates against certain claims, liabilities, losses, damages and expenses. CAEP will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Public Shares for their expenses in forwarding soliciting materials to beneficial owners of Public Shares and in obtaining voting instructions from those owners. CAEP’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q: Who can help answer my questions?

A: If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:

Cantor Equity Partners III, Inc.

110 East 59th Street

New York, New York 10022

Email: Cantor EquityPartners@cantor.com

or

Sodali & Co

430 Park Avenue, 14th Floor

New York, NY 10022

Telephone: (800) 662-5200

Bank and Brokers can call at (203) 658-9400

Email: CAEP.info@investor.sodali.com

You may also obtain additional information about CAEP from documents filed with the SEC by following the instructions in the section of this proxy statement/prospectus entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption of your shares, you will need to deliver your shares (either physically or electronically) to CST at the address below at least two (2) business days prior to the Meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004

Attn: SPAC Redemption Team

Email: spacredemptions@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information contained in this proxy statement/prospectus and does not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus, including the Annexes and accompanying financial statements of Pubco, CAEP and AIR, to fully understand the proposed Business Combination (as described below) before voting on the Proposals to be considered at the Meeting (as described below). Please see the section entitled “Where You Can Find More Information.”

Parties to the Business Combination

CAEP

CAEP is a blank check company incorporated in the Cayman Islands on November 11, 2020 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination, involving one or more businesses or assets.

CAEP Class A Ordinary Shares are currently listed on the Nasdaq Global Market under the ticker symbol “CAEP.” Upon the Closing, CAEP Class A Ordinary Shares will be delisted from Nasdaq.

CAEP completed the CAEP IPO of 27,600,000 CAEP Class A Ordinary Shares on June 27, 2025, generating gross proceeds to CAEP of $276,000,000. Simultaneously with the closing of the CAEP IPO, CAEP completed the sale to the Sponsor of 580,000 CAEP Private Placement Shares at a purchase price of $10.00 per CAEP Private Placement Share, generating gross proceeds to CAEP of $5,800,000. Following the closing of the CAEP IPO and the CAEP Private Placement, a total of $276,000,000, comprised of the net proceeds from the CAEP IPO and the CAEP Private Placement, was placed in the Trust Account. As of September 30, 2025, the Trust Account balance was approximately $279.1 million. Since the CAEP IPO, CAEP’s activity has been limited to efforts toward locating and completing a suitable business combination.

The mailing address of CAEP’s principal executive office is 110 East 59th Street, New York, New York 10022, and its telephone number is (212) 938-5000. As part of the Business Combination, Cayman Merger Sub will merge with and into CAEP, with CAEP continuing as the surviving entity and a direct, wholly owned subsidiary of Pubco.

AIR

AIR is a private limited company incorporated under the laws of Jersey on September 20, 2019. AIR is a leading global producer of branded flavored molasses by sales volume and market share. For the year ended December 31, 2024, AIR has an estimated global market share of approximately 36% to 44% based on sales volume in the markets in which it operates (excluding Russia and Turkey) as of December 31, 2024, according to the 2025 Market Assessment Report. AIR considers itself to be the only global player, with its sales volume surpassing the combined share of its next four competitors, who remain regional or local, as of December 31, 2024, according to AIR’s internal estimates. AIR produces and sells branded flavored molasses through direct-to-consumer, distributor and licensed retail channels in more than 90 markets, serving both at-home consumers and HoReCa channels, including lounges and other hospitality venues. AIR’s portfolio includes established flavored molasses brands such as Al Fakher, Shisha Kartel, Zødiac, NameLess and a newer brand called Kloud King. AIR’s portfolio also includes innovation-led inhalation devices, such as OOKA and VANT, and a collaboration between Snoop Dogg and Al Fakher. During the years ended December 31, 2024 and 2023, AIR generated revenue of $376.6 million and $364.0 million, respectively, operating profit of $91.0 million and $76.0 million, respectively, and Adjusted EBITDA of $129.5 million and $117.7 million, respectively.

The mailing address of AIR’s principal executive office is Festival Office Tower, Dubai Festival City, 7th Floor, Dubai, United Arab Emirates.

Pubco

Pubco is a private limited company incorporated under the laws of Jersey on October 28, 2025. Pubco will be converted to a public limited company incorporated under the laws of Jersey prior to consummation of the Business Combination. To date, Pubco has not conducted any material activities other than those incidental to its formation, the incorporation of the Cayman Merger Sub and Jersey Merger Sub and the pending Business Combination and only has nominal assets consisting of cash and cash equivalents.

Pubco intends to apply to list the Pubco Ordinary Shares on Nasdaq under the symbol “AIIR,” upon the Closing.

The mailing address of Pubco’s registered office is 15 Esplanade, St. Helier, JE1 1RB, Jersey. After the consummation of the Business Combination, Pubco’s principal executive office will be that of AIR, located at Festival Office Tower, Dubai Festival City, 7th Floor, Dubai, United Arab Emirates.

Cayman Merger Sub

Cayman Merger Sub is an exempted company incorporated with limited liability in the Cayman Islands and wholly owned subsidiary of Pubco that was incorporated on October 29, 2025 to facilitate the consummation of the Business Combination. Cayman Merger Sub will be directly owned by Pubco prior to and on the Closing Date. As part of the Business Combination, Cayman Merger Sub will merge with and into CAEP, with CAEP continuing as the surviving entity and a direct, wholly owned subsidiary of Pubco.

The mailing address of Cayman Merger Sub’s registered office is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

Jersey Merger Sub

Jersey Merger Sub is a private limited company incorporated under the laws of Jersey and wholly owned subsidiary of Pubco that was incorporated on October 28, 2025 to facilitate the consummation of the Business Combination. Jersey Merger Sub will be directly owned by Pubco prior to and on the Closing Date. As part of the Business Combination, Jersey Merger Sub will merge with and into AIR, with AIR continuing as the surviving entity and a direct, wholly owned subsidiary of Pubco.

The mailing address of Jersey Merger Sub’s registered office is 15 Esplanade, St. Helier, JE1 1RB, Jersey.

The Business Combination Agreement

Overview

On November 7, 2025, CAEP, AIR, Pubco, Cayman Merger Sub and Jersey Merger Sub entered into the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions and other terms relating to the Transactions.

In accordance with the terms and subject to the conditions of the Business Combination Agreement, the parties to the Business Combination Agreement have agreed that, in connection with the Closing, Cayman Merger Sub will merge with and into CAEP, with CAEP continuing as the surviving company and a wholly owned direct subsidiary of Pubco, and, separately and immediately following the Cayman Effective Time, Jersey Merger Sub will merge with and into AIR, with AIR continuing as the surviving company and a wholly owned direct subsidiary of Pubco.

For more information about the Transactions contemplated in the Business Combination Agreement, please see the section entitled “The Business Combination Agreement and Ancillary Documents.” The Business Combination Agreement is incorporated by reference into this proxy statement/prospectus, a copy of which is attached to this proxy statement/prospectus as Annex A.

Effects of the Merger

At the Cayman Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of CAEP and Cayman Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Cayman Company (including all rights and obligations with respect to the Trust Account), which shall include the assumption by the Surviving Cayman Company of any and all agreements, covenants, duties and obligations of CAEP and Cayman Merger Sub set forth in the Business Combination Agreement to be performed after the Cayman Effective Time.

At the Jersey Effective Time, (i) all property and rights to which each of AIR and Jersey Merger Sub are entitled immediately before the Jersey Merger is completed become the property and rights of the Surviving Jersey Company, (ii) the Surviving Jersey Company becomes subject to all criminal and civil liabilities, and all contracts, debts and other obligations, to which each of AIR and Jersey Merger Sub were subject immediately before the Jersey Merger is completed and (iii) all actions and other legal proceedings, which, immediately before the Jersey Merger is completed, are pending by or against any of AIR and Jersey Merger Sub may be continued by or against the Surviving Jersey Company, which shall include the assumption by the Surviving Jersey Company of any and all agreements, covenants, duties and obligations of AIR and Jersey Merger Sub set forth in the Business Combination Agreement to be performed after the Jersey Effective Time.

Conditions to the Closing

Under the Business Combination Agreement, the Closing is subject to customary and other conditions (subject to the parties’ ability to waive such conditions as permitted by the Business Combination Agreement), including, among other things (for the purposes of this section, defined terms have the meanings given to such terms in the Business Combination Agreement):

•
the Company Closing Approval remaining in effect;
•
there are no outstanding AIR Shareholder objections;

•
the Required Shareholder Approval shall have been obtained at the Meeting;
•
there are no outstanding objections from the creditors of AIR or of Jersey Merger Sub;
•
there are no Legal Restraints in effect that have the effect of making the Transactions illegal or otherwise prohibiting the consummation of the Transactions;
•
the satisfaction of Regulatory Approvals and all applicable waiting periods shall have expired or been terminated;
•
Pubco Ordinary Shares are approved for listing on Nasdaq, subject only to official notice of issuance thereof;
•
the proxy/registration statement becomes effective in accordance with provisions of the Securities Act, and no proceeding seeking a stop order shall have been threatened or initiated by the SEC and not withdrawn; and
•
the amendment and restatement of the memorandum of association and articles of association of Pubco are in a form as is agreed in writing between CAEP and AIR (each acting reasonably and in good faith).

The obligations of the parties to the Business Combination Agreement to consummate the Business Combination are subject to additional conditions, as described more fully below in the section entitled “The Business Combination Agreement and Ancillary Documents — The Business Combination Agreement — Conditions to Complete the Business Combination.”

Related Agreements

A&R Registration Rights Agreement

The Business Combination Agreement contemplates that, at Closing, Pubco will enter into the A&R Registration Rights Agreement with the Sponsor and certain AIR Shareholders, substantially in the form attached to this proxy statement/prospectus as Annex D, which supersedes and replaces the registration rights agreement that was entered into by CAEP and the Sponsor in connection with the CAEP IPO, pursuant to which Pubco will agree to register for resale the Pubco Ordinary Shares that are held by the Sponsor and the AIR Shareholders at Closing pursuant to a shelf registration statement to be filed with the SEC no later than ninety (90) days following the date of Closing. Pursuant to the A&R Registration Rights Agreement, the Sponsor and certain AIR Shareholders will also have certain other registration rights, including unlimited demand and piggy-back rights, subject to cooperation and cut back provisions with respect to Pubco Ordinary Shares held by such parties at Closing.

The A&R Registration Rights Agreement amends and restates the registration rights agreement that was entered into by CAEP and the Sponsor in connection with the CAEP IPO.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, CAEP, the Sponsor, Pubco and AIR entered into the Sponsor Support Agreement, pursuant to which, among other things, the Sponsor agreed (a) to vote its Pubco Ordinary Shares in favor of the Proposals, (b) vote its Pubco Ordinary Shares against any Acquisition Proposal or Alternative Transaction, (c) to comply with the restrictions imposed by the Insider Letter and (d) to waive the anti-dilution rights of the issued and outstanding CAEP Class B Ordinary Shares set forth in the CAEP Memorandum and Articles. The Sponsor also agreed that, subject to the Closing, it will (x) surrender, for no consideration, 3,400,000 CAEP Class B Ordinary Shares to be cancelled by CAEP and (y) not transfer 1,500,000 of the Pubco Ordinary Shares that it will receive in exchange for its CAEP Founder Shares until the occurrence of certain release events.

Shareholder Support Agreement

In connection with the execution of the Business Combination Agreement, certain Key AIR Shareholders entered into the Shareholder Support Agreement with CAEP, Pubco and AIR, which includes covenants to approve the Business Combination Agreement, the Jersey Merger and related transactions by special written resolution, to refrain from transferring AIR Ordinary Shares prior to Closing (subject to limited exceptions), and not to amend or revoke the approving special written resolution, together with other customary support and cooperation undertakings.

Date, Time and Place of the Extraordinary General Meeting of CAEP

The Meeting will be held on , 2026, at , Eastern Time, at the offices of DLA Piper LLP (US) at 1251 Avenue of the Americas, New York, New York 10020 and virtually via live audio webcast on the Internet at . You will be able to attend, vote your shares and submit questions during the Meeting via a live webcast available at .

You or your proxyholder will be able to attend and vote at the Meeting by visiting and using a control number assigned by CST. To register and receive access to the Meeting, registered shareholders and beneficial owners (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus. You will need the voter control number included on your proxy card in order to be able to vote your shares or submit questions during the Meeting. If you do not have a voter control number, you will be able to listen to the Meeting only and you will not be able to vote or submit questions during the Meeting.

Voting Power; Record Date

CAEP Shareholders will be entitled to vote or direct votes to be cast at the Meeting if they owned CAEP Ordinary Shares at the close of business on , 2026, which is the Record Date for the Meeting. CAEP Shareholders are entitled to one vote at the Meeting for each CAEP Ordinary Share held as of the Record Date. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Meeting and vote, obtain a proxy from your broker, bank or nominee.

As of the close of business on the Record Date, there were 35,080,000 CAEP Ordinary Shares issued and outstanding, consisting of 28,180,000 CAEP Class A Ordinary Shares and 6,900,000 CAEP Class B Ordinary Shares. Of these shares, 27,600,000 were Public Shares, with the rest being held by the Sponsor.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. CAEP has engaged as the proxy solicitor to assist in the solicitation of proxies. If a CAEP Shareholder grants a proxy, it may still vote its shares itself if it revokes its proxy before the Meeting. A CAEP Shareholder may also change its vote by entering a new vote by Internet or telephone, submitting a later-dated proxy or attending and voting, virtually via the live webcast or in person, during the Meeting as described in the section of this proxy statement/prospectus entitled “Extraordinary General Meeting of CAEP Shareholders — Revoking Your Proxy.”

Quorum and Required Vote of CAEP Shareholders for Proposals at the Meeting

A quorum of CAEP Shareholders is necessary to hold a valid meeting. A quorum for the Meeting consists of the holders of a majority of the then issued and outstanding CAEP Ordinary Shares (whether in person or by proxy). As of the Record Date, the presence, in person or by proxy, of CAEP Shareholders holding 17,540,001 CAEP Ordinary Shares would be required to achieve a quorum at the Meeting. In addition to the CAEP Ordinary Shares held by the Sponsor, which represent approximately 21.3% of the issued and outstanding CAEP Ordinary Shares and which will count towards this quorum, CAEP will need only CAEP Shareholders holding 10,060,001 CAEP Ordinary Shares, or 36.4%, of the 27,600,000 Public Shares represented in person or by proxy at the Meeting to have a valid quorum.

To pass, each of the Business Combination Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution of CAEP Shareholders, which requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the CAEP Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). To pass, the Merger Proposal requires a special resolution of CAEP Shareholders, which requires the affirmative vote of at least two-thirds of the votes cast by, or on behalf of, the CAEP Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). CAEP Shareholders are also being asked to approve, on a non-binding advisory basis, each of the Organizational Documents Proposals. Although the CAEP Board is asking CAEP Shareholders to approve each of the Organizational Documents Proposals on the non-binding advisory basis, regardless of the outcome of the non-binding advisory vote on each of the Organizational Documents Proposals, the A&R Pubco Articles will take effect upon the Closing if the Business Combination Proposal and the Merger Proposal are approved.

Assuming a quorum is established, a CAEP Shareholder’s failure to vote by proxy or to vote at the Meeting will have no effect on the Proposals. Abstentions and Broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on the approval or rejection of any of the Proposals.

The Sponsor has agreed to vote its 7,480,000 CAEP Ordinary Shares, representing approximately 21.3% of the issued and outstanding CAEP Ordinary Shares, in favor of each of the Proposals. As a result, with respect to each Proposal that requires approval of CAEP Shareholders by an ordinary resolution, in addition to the Sponsor’s CAEP Ordinary Shares, CAEP would need only 10,060,001, or approximately 36.4%, of the 27,600,000 Public Shares (assuming all issued and outstanding CAEP Ordinary Shares are voted at the Meeting), and only 1,290,001, or approximately 4.7%, of the 27,600,000 Public Shares (assuming only a majority of the issued and outstanding CAEP Ordinary Shares are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved. With respect to each Proposal that requires approval of CAEP Shareholders by a special resolution, in addition to the Sponsor’s CAEP Ordinary Shares, CAEP would need only 15,906,667, or approximately 57.6%, of the 27,600,000 Public Shares (assuming all issued and outstanding CAEP Ordinary Shares are voted at the Meeting), and only 4,213,334, or approximately 15.3%, of the 27,600,000 Public Shares (assuming only a majority of the issued and outstanding CAEP Ordinary Shares are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved.

Redemption Rights

Pursuant to the CAEP Memorandum and Articles, Public Shareholders may elect to have their Public Shares redeemed for cash at the applicable redemption price per share equal to the sum of (a) quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two (2) business days prior to the Closing, including interest (net of taxes payable), by (ii) the total number of the then issued and outstanding Public Shares, plus (b) $0.15 per redeemed Public Share, which CAEP has agreed to pay, from funds provided by the Sponsor pursuant to the Sponsor Note, in respect of each redeemed Public Share. As of the date of this proxy statement/prospectus, based on funds in the Trust Account of approximately $279.1 million as of September 30, 2025, this would have amounted to approximately $10.26 per share (inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note and which amount takes into account CAEP’s estimate of the amount that may be withdrawn to pay applicable taxes). Public Shareholders may exercise redemption rights whether or not they are holders as of the Record Date and whether or not such shares are voted at the Meeting and whether they vote for or against the Business Combination Proposal. Notwithstanding the foregoing, the CAEP Memorandum and Articles provides that a Public Shareholder, together with any Affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than 15% of the Public Shares in the aggregate, without the prior consent of CAEP.

If a Public Shareholder exercises its redemption rights, then such Public Shareholder will be exchanging its Public Shares for cash and will not hold Pubco Ordinary Shares upon consummation of the Business Combination. Such a Public Shareholder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to CST in accordance with the procedures described herein. See the section titled “Extraordinary General Meeting of CAEP Shareholders — Redemption Rights” for the procedures to be followed if you wish to redeem your Public Shares for cash.

In connection with the CAEP IPO, the Sponsor and CAEP’s executive officers and directors agreed to waive any redemption rights with respect to any CAEP Ordinary Shares held by them in connection with the completion of the Business Combination. Such waivers are standard in transactions of this type and the Sponsor and CAEP’s executive officers and directors did not receive separate consideration for the waiver.

Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to CAEP Shareholders in connection with the ordinary resolution to approve the Business Combination Proposal. However, in respect of the special resolution to approve the Merger Proposal, under Section 238 of the Companies Act, shareholders of a Cayman Islands exempted company ordinarily have a right to dissent to a statutory merger and if they so dissent, they are entitled to be paid the fair value of their shares, which if necessary, may ultimately be determined by the court. Therefore, CAEP Class A Record Holders have a right to dissent to the Cayman Merger. Please see the section titled “The Merger Proposal — Appraisal or Dissenters’ Rights” for additional information.

In addition, Public Shareholders are still entitled to exercise the rights of redemption as detailed in this proxy statement/prospectus and the redemption proceeds payable to Public Shareholders who exercise such redemption rights will represent the fair value of those shares. For a discussion about Public Shareholders’ redemption rights, please see “Extraordinary General Meeting of CAEP Shareholders — Redemption Rights.”

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. CAEP has engaged Sodali & Co as the proxy solicitor to assist in the solicitation of proxies. If a CAEP Shareholder grants a proxy, it may still vote its shares if it revokes its proxy before the Meeting. A CAEP Shareholder may also change its vote by entering a new vote by Internet or telephone, submitting a later-dated proxy or attending and voting, virtually via the live webcast or in person, during the Meeting as described in the section of this proxy statement/prospectus entitled “Extraordinary General Meeting of CAEP Shareholders — Revoking Your Proxy.”

Ownership of Pubco following the Business Combination

The following table The following table summarizes the pro forma ownership of Pubco immediately following the Business Combination under: (1) the No Redemptions Scenario; (2) the 50% Redemptions Scenario; and (3) the 100% Redemptions Scenario, in each case, including the Sponsor Earnout Shares and the AIR Earnout Shares and excluding any Pubco Ordinary Shares issuable on exercise of the Assumed Conditional Awards and the Incentive Plan.

	No Redemptions Scenario		50% Redemptions Scenario		100% Redemptions Scenario
	Shares	%	Shares	%	Shares	%
Public Shareholders	27,600,000	15.1%	13,800,000	8.2%	—	—
Sponsor(1)	4,081,200	2.2%	4,081,200	2.4%	4,081,200	2.6%

AIR Shareholders (excluding the Kingsway Holders)(2)	53,885,896	29.4%	53,885,896	31.8%	53,885,896	34.7%
Kingsway Holders(3)	97,537,913	53.3%	97,537,913	57.6%	97,537,913	62.7%
Total	183,105,009	100.0%	169,305,009	100.0%	155,505,009	100.0%

(1)
Includes 580,000 Pubco Ordinary Shares received in exchange for the CAEP Private Placement Shares, up to 3,500,000 Post-Combination Founder Shares after accounting for the surrender by the Sponsor and cancellation of 3,400,000 CAEP Founder Shares at Closing pursuant to the Sponsor Support Agreement and approximately 1,200 Pubco Ordinary Shares received in exchange for 1,200 CAEP Class A Ordinary Shares issued to the Sponsor in repayment of the Sponsor Loan (based on the approximate outstanding balance of the Sponsor Loan as of September 30, 2025). 1,500,000 of the Post-Combination Founder Shares are subject to the Sponsor Earnout Conditions, as further described herein. To the extent some or all of such targets are not achieved, some or all of the Sponsor Earnout Shares will be forfeited by the Sponsor and cancelled for no consideration. Such shares are reflected as being owned in each presentation because, as of the consummation of the Business Combination, they will be issued and outstanding.
(2)
Includes 2,565,995 AIR Earnout Shares that are subject to AIR Earnout Conditions. The AIR Earnout Shares will be released upon the earlier occurrence of (i) the closing price of the Pubco Ordinary Shares being at or above $12.50 for 20 trading days over a consecutive 30-day period during the Earnout Period, and (ii) upon the occurrence of certain early release events, including a Pubco merger, consolidation or reorganization after the Closing in which the Pubco Ordinary Shares are converted or exchanged for the right to receive cash or registered publicly listed securities equal to or exceeding $12.50 per Pubco Ordinary Share. To the extent such targets are not achieved, or such early release event does not occur during the five (5) year period from the Jersey Closing, AIR Earnout Shares will be forfeited by the AIR Shareholders and cancelled for no consideration. Such shares are reflected as being owned in each presentation because, as of the consummation of the Business Combination, they will be issued and outstanding.
(3)
Includes 4,644,662 AIR Earnout Shares that are subject to AIR Earnout Conditions. The AIR Earnout Shares will be released upon the earlier occurrence of (i) the closing price of the Pubco Ordinary Shares being at or above $12.50 for 20 trading days over a consecutive 30-day period during the Earnout Period, and (ii) upon the occurrence of certain early release events, including a Pubco merger, consolidation or reorganization after the Closing in which the Pubco Ordinary Shares are converted or exchanged for the right to receive cash or registered publicly listed securities equal to or exceeding $12.50 per Pubco Ordinary Share. To the extent such targets are not achieved, or such early release event does not occur during the five (5) year period from the Jersey Closing, AIR Earnout Shares will be forfeited by the AIR Shareholders and cancelled for no consideration. Such shares are reflected as being owned in each presentation because, as of the consummation of the Business Combination, they will be issued and outstanding.

Organizational Structure

Prior to the Business Combination

The following diagram depicts the organizational structure of AIR and its principal and certain other subsidiaries, before the Business Combination.

Following the Business Combination

The following diagram depicts the organizational structure of Pubco and its principal and certain other subsidiaries following the Business Combination.

Board of Directors of Pubco following the Business Combination.

At the consummation of the Business Combination, the directors of Pubco will be Stuart Brazier, Tamir Saeed, Manuel Stotz,           and           . Stuart Brazier is expected to serve as Chief Executive Officer, and Bassem Lotfy is expected to serve as Chief Financial Officer of Pubco. Please see “Management of Pubco After the Business Combination” for more information.

Recommendation to CAEP Shareholders

The CAEP Board has determined that the Business Combination Proposal and each of the other Proposals are in the commercial interests of CAEP and the CAEP Shareholders and unanimously recommends that CAEP Shareholders vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” each of the Organizational Documents Proposals, “FOR” the Nasdaq Proposal and “FOR” the Adjournment Proposal, if presented.

For more information about the CAEP Board’s recommendation and the Proposals, see the sections titled “Extraordinary General Meeting of CAEP Shareholders — Recommendation of the CAEP Board” and “The Business Combination Proposal — The CAEP Board’s Reasons for Approval of the Business Combination.”

The CAEP Board’s Reasons for the Approval of the Business Combination

The CAEP Board considered a variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the CAEP Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the CAEP Board may have given different weight to different factors. Certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Neither the CAEP Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether to pursue the terms of the Business Combination (including the consideration to be received by CAEP Shareholders and AIR Shareholders). The independent directors of the CAEP Board did not retain an unaffiliated representative to act solely on behalf of the unaffiliated CAEP Shareholders to negotiate the terms of the Business Combination and/or prepare a report concerning the approval of the Business Combination.

Before reaching its decision, the CAEP Board was provided information regarding the findings from the due diligence conducted by its advisors, reviewed the analyses conducted by its management, representatives of the Sponsor and CAEP’s legal and financial advisors, and discussed the diligence findings at the November 5, 2025 special meeting. The due diligence conducted by CAEP’s management, CAEP’s legal and financial advisors and representatives of the Sponsor included:

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financial and valuation analyses of AIR and the Business Combination utilizing information provided by AIR and publicly available information presented by CF&Co. to the CAEP Board in CF&Co.’s capacity as financial advisor to CAEP;
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review of historical financial performance of AIR;
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financial, tax, legal, intellectual property, manufacturing, regulatory, insurance, accounting, operational, business, management, employment and other due diligence, including a review of material contracts and other material matters;
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meetings and calls with the management team and employees of AIR regarding, among other things, operations, plans, customers, targeted products and services; and
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consultation with CAEP management and its legal and financial advisors.

The CAEP Board determined that pursuing a potential business combination with AIR would be an attractive opportunity for CAEP and CAEP Shareholders, which determination was based on a number of factors including, but not limited to, the following material factors:

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AIR’s Market Position. AIR is a leading manufacturer and marketer of flavored molasses and related products sold for use in HoReCa and in the home.
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AIR’s Financial Performance. AIR’s Core Business has consistently generated significant EBITDA and cash flow. See “Comparable Company Analysis.”
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AIR’s Established and Evolving Brands. AIR’s Al Fakher brand is recognized as a leader in branded flavored molasses. Based on internal estimates for the year ended December 31, 2024, three of the five best-selling flavors globally belong to the Al Fakher brand. AIR’s Shisha Kartel brand is also growing in certain Focus Markets with a focus on targeting non-traditional hookah customers.
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AIR’s Partnerships. AIR is pursuing partnerships with third-party brands, celebrities and HoReCa associated with hookah. In 2025, AIR partnered with Snoop Dogg to launch a premium collection of exclusive, co-branded hookah flavors, available for purchase in the United States and Germany.
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AIR’s Manufacturing Capacity. AIR manufactures its products directly at three facilities in the UAE and European Union and utilizes third-party manufacturers at five facilities.
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OOKA Product Development. AIR launched OOKA in 2023, which is an innovative, charcoal-free, electrically heated hookah designed to eliminate the need for extensive set-up and cleaning requirements and has already been launched in three key markets: the UAE, Germany and the United States.
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AIR’s Proprietary Technology and Intellectual Property. AIR has prioritized control over its proprietary technology and trade secrets, including approximately 150 registered and pending patents as of June 2025. AIR’s flavor mixing recipes are also maintained in centralized quality control databases and production teams have limited access to the inputs of the recipes.

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Continued Ownership by AIR Shareholders. The CAEP Board considered that (a) AIR is, and Pubco initially will be, majority owned by the Kingsway Holders, (b) AIR Shareholders are converting all of their equity into Pubco Ordinary Shares, (c) AIR Shareholders will be significant shareholders of Pubco after Closing, and (d) all of Pubco Ordinary Shares received by AIR Shareholders will be subject to a lock-up.
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Pubco Management. Following completion of the Business Combination, Pubco will be led by the same management team that led AIR prior to the Business Combination. AIR’s management team has years of experience in consumer products.
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AIR Being an Attractive Target. The CAEP Board considered the fact that AIR (i) provides products that currently have an attractive base of customers, (ii) is focused on new product development that is intended to expand its markets, (iii) has strong Adjusted EBITDA and cash flow generation in its Core Business and (iv) might benefit from the consummation of the Business Combination by becoming a public company.
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Terms and Conditions of the Business Combination Agreement. The terms and conditions of the Business Combination Agreement and the Business Combination were, in the opinion of the CAEP Board, the product of arm’s-length negotiations between the parties.
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No Minimum Cash Condition. The Business Combination Agreement does not include any closing conditions relating to a minimum amount of cash, which provides more certainty for Closing.
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Redemption Option. The right of CAEP Shareholders to redeem their Public Shares in connection with the Closing as further described herein.

In the course of its deliberations, in addition to the various other risks associated with the business of AIR, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus, the CAEP Board also considered a variety of uncertainties, risks and other potentially negative factors relevant to the Business Combination, including the following:

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Macroeconomic Risks Generally. Macroeconomic uncertainty, including the potential impact of the potential tariffs to be instituted by the United States government, and the effects that could have on Pubco’s revenue and financial performance.
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Competition. AIR has multiple local or regional competitors that market flavored molasses in one or more of the markets in which AIR operates. Additionally, the tobacco business has numerous multi-national companies that produce numerous tobacco products (cigarettes, vapes, smokeless tobacco, cigars) that also compete with AIR’s products.
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Customer Preferences. Pubco’s success will depend on its ability to anticipate and respond to changes in customer preferences. For example, there is a growing demand for products perceived as healthier or more natural. Rapid shifts in customer preferences may require Pubco to quickly adapt its product mix, designs and manufacturing schedules.
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AIR’s Recent Performance. Recent revenue performance declined (-1.0% CAGR) between 2022 and 2024 as AIR’s management focused on repositioning key markets in the business and integrating recent acquisitions. While revenue has increased since then, there is no guarantee that such growth will extend in future periods.
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Restructuring Charges. Partially as a result of the integration of various acquisitions, restructuring charges have averaged over $5.5 million per year from 2021 to 2024. To the extent AIR continues to pursue acquisitions and/or reengineer its business, restructuring charges may continue to impact financial performance.
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AIR’s New Product Introduction. AIR has significantly invested in developing OOKA, its newly developed product that has a limited sales history. Future adoption of OOKA by HoReCa and individuals is uncertain, and there is no guarantee AIR will recoup that investment and significantly enhance its revenues as a result of OOKA.
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AIR’s Related Party Transactions. Entities controlled by Khaleel Mamoori, a current director of AIR who was the beneficial owner of approximately 10% of AIR’s outstanding share capital for the years ended December 31, 2024 and December 31, 2023, are third-party manufacturers and distributors of AIR products. Sales to entities controlled by Mr. Mamoori, including royalties, constituted approximately $83.0 million of AIR’s revenue for the year ended December 31, 2024 (or 22.1% of total revenue for the same period). Any disputes with this shareholder could have a negative impact on AIR’s business.
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AIR’s Lack of Projections. AIR declined to provide CAEP with forecasts for Q4 2025, 2026 or any subsequent years, and therefore, CAEP was unable to analyze such projections as part of its due diligence.
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Product Liability. Most of AIR’s products contain nicotine. Additionally, AIR’s traditional flavored molasses products involve by-products produced while heating shisha with charcoal, such as carbon monoxide, which have been identified as harmful to human health. Currently, there is no way of knowing whether these products are safe for their intended use. While AIR has not yet encountered claims related to the health consequences of its products, Pubco may face such claims in the future, similar to other manufacturers of tobacco-inclusive products, which could impact the demand for shisha and the value of Pubco.

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Global Operations and Compliance Considerations. Due to the global nature of AIR’s business, Pubco will be exposed to the risk of non-compliance with U.S., EU and U.K. sanctions and of the other economic, financial and trade sanctions laws and regulations of the various jurisdictions in which AIR operates (collectively, “Sanctions”). While AIR believes that it has complied with applicable Sanctions and has expressed its intent to continue to do so, AIR has in the past operated in several jurisdictions that are currently (or were previously) the subject of comprehensive or targeted Sanctions and has since exited those jurisdictions, including Iran, Russia, Sudan and Syria. AIR continues to operate in Afghanistan, the Democratic Republic of Congo, Iraq, Lebanon, Libya, Mali, Sudan, Venezuela and Yemen, all of which are subject to targeted Sanctions.
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Regulatory Risks With Respect to Tobacco- or Nicotine-Inclusive Inhalation Products. Governmental actions, combined with the diminishing social acceptance of smoking tobacco-inclusive products, have resulted in reduced tobacco industry sales volumes. It is anticipated that significant regulatory developments will continue to take place over the next few years in most of the markets Pubco will be operating in and AIR’s products will continue to be regulated globally by regulators with jurisdictions over countries, states and local areas. Additional regulation could impact the demand for flavored molasses and the value of Pubco.
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Employee Equity. Pubco will have available a significant number of shares that can be issued to employees of Pubco and its subsidiaries, which could significantly dilute Public Shareholders.
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Absence of Fairness Opinion. CAEP did not obtain a fairness opinion (or any similar report or appraisal) in connection with the Business Combination.
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Shares Available for Sale/Lock-Ups. The Pubco Ordinary Shares to be issued to AIR Shareholders in exchange for their AIR Ordinary Shares and the Sponsor in exchange for its CAEP Ordinary Shares are subject to a six-month lock-up, subject to the exceptions described in this proxy statement/prospectus. Pubco is required to file a resale shelf registration statement within 90 days after Closing in order for such shares to be registered and will also provide additional demand and piggyback registration rights with respect to such shares. Upon the registration of such Pubco Ordinary Shares and upon the expiration of any applicable lock-up, a substantial number of Pubco Ordinary Shares will become available for sale, which could have a negative impact on Pubco’s share price.
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Liquidation. The risks and costs to CAEP if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in CAEP being unable to effect a business combination prior to the Combination Deadline, which would require CAEP to liquidate.
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Closing Conditions. Completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within CAEP’s control.
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CAEP Shareholders Holding a Minority Position in Pubco. CAEP Shareholders will hold a minority ownership position in Pubco following completion of the Business Combination, with existing Public Shareholders owning up to approximately 15.6% of the Pubco Ordinary Shares to be issued and outstanding after Closing, assuming, among other things, that no AIR Earnout Shares are released in accordance with their terms, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination and that no Pubco Ordinary Shares are issued pursuant to the Incentive Plan.
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Control of Pubco by the Kingsway Holders. Upon completion of the Business Combination, the Kingsway Holders will beneficially own at least approximately 52.3% of the Pubco Ordinary Shares to be issued and outstanding after Closing and will exercise majority voting control over Pubco, assuming, among other things, that no AIR Earnout Shares are released in accordance with their terms, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination and that no Pubco Ordinary Shares are issued upon exercise of the Assumed Conditional Awards or pursuant to the Incentive Plan. As a result, Pubco will be a “controlled company” within the meaning of the rules of Nasdaq after Closing, with many significant decisions of Pubco being controlled or requiring approval by the Kingsway Holders. Accordingly, Public Shareholders will have a limited right to participate in the decision making of Pubco after Closing and will be subject to the decisions of Pubco’s controlling shareholders. If Public Shareholders are unhappy with any decisions made, they may only be able to sell their Pubco Ordinary Shares, potentially at a loss.
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Sponsor Incentives. The Sponsor and its affiliates may be incentivized to complete the Business Combination, or an alternative initial business combination with a less favorable company or on terms less favorable to CAEP Shareholders, rather than to liquidate (in which case the Sponsor would lose its entire investment in CAEP). In addition, as described elsewhere in this proxy statement/prospectus, CF&Co. is entitled to fees that will only be received if the Business Combination is completed. As a result, the Sponsor and directors on the CAEP Board affiliated with the Sponsor may have a conflict of interest in determining whether the Business Combination is an appropriate transaction to be consummated by CAEP and/or in evaluating the terms of the Business Combination.

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Litigation/CAEP Shareholder Actions. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination, including that CAEP Shareholders may object to and challenge the Business Combination and take action that may prevent or delay the Closing.
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Fees and Expenses. The fees and expenses associated with completing the Business Combination.
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Redemptions. The risk that a significant number of holders of Public Shares would exercise their redemption rights, thereby depleting the amount of cash available in the Trust Account to fund Pubco’s business after the Business Combination and reducing Pubco’s public “float” and the liquidity of the trading market for Pubco Ordinary Shares upon and after Closing.
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Exchange Listing. The potential inability to maintain the listing of Pubco Ordinary Shares on Nasdaq or another national securities exchange immediately following the Closing including, as an example, the ability to maintain a sufficient number of round lot holders in the event of excessive redemptions by the holders of Public Shares.
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Valuation. The risk that the CAEP Board may not have properly valued AIR’s business.
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Distraction to Operations. The risk that the potential diversion of AIR’s management and employee attention as a result of the Business Combination may adversely affect AIR’s operations.

In addition to considering the factors described above, the CAEP Board also considered that:

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Interests of Certain Persons. The Sponsor, its affiliates and certain executive officers and directors of CAEP, as individuals, may have interests in the Business Combination that are in addition to, and that may be different from and may conflict with, the interests of CAEP Shareholders (see the section entitled “The Business Combination Proposal — Interests of the Sponsor and CAEP’s Directors and Executive Officers in the Business Combination”). CAEP’s independent directors on the CAEP Audit Committee reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the CAEP Audit Committee, the Business Combination Agreement and the Transactions.
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Differing Returns. The Sponsor paid $25,000, or approximately $0.004 per share, for the CAEP Founder Shares (of which it currently holds 6,900,000, 3,400,000 of which the Sponsor has agreed to surrender, for no consideration, immediately prior to, and subject to the consummation of, the Cayman Merger), which such CAEP Founder Shares (after accounting for the share surrender and assuming the vesting of all Sponsor Earnout Shares), if unrestricted and freely tradeable, would be valued at approximately $35.8 million, based on the closing price of CAEP Class A Ordinary Shares of $10.23 on November 7, 2025, the date CAEP announced the Business Combination. As a result, the Sponsor may be able to recover its investment in CAEP and realize a profit even if the value of Pubco Ordinary Shares declines following Closing. After considering the foregoing, the CAEP Board concluded, in its business judgment, that the potential benefits to CAEP and the CAEP Shareholders relating to the Business Combination outweighed the potentially negative factors and risks relating to the Business Combination.

Interests of CAEP Directors and Officers in the Business Combination

When Public Shareholders consider the recommendation of the CAEP Board in favor of approval of the Business Combination and other Proposals, Public Shareholders should keep in mind that the Sponsor and CEPT’s directors and officers have interests in the Proposals that are different from or in addition to (and which may conflict with), the interests of a Public Shareholder as a CAEP Shareholder. These interests include, among other things:

•
As of the date hereof, the Sponsor is the record holder of 6,900,000 CAEP Founder Shares and 580,000 CAEP Private Placement Shares. The following persons have material interests in the Sponsor: Cantor is the sole member of the Sponsor; CFGM is the managing general partner of Cantor; and Brandon G. Lutnick is the controlling trustee of the trusts owning all of the voting shares of CFGM and the Chairman and Chief Executive Officer of CFGM and Cantor. As of the date hereof, each of Cantor, CFGM and Brandon G. Lutnick may be deemed to have beneficial ownership of the CAEP Ordinary Shares held directly by the Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. As of the date hereof, other than Brandon G. Lutnick (as described above) and Danny Salinas (who has a minority limited partnership interest in Cantor), none of CAEP’s other directors or executive officers has a direct or indirect ownership interest in the Sponsor and none of CAEP’s directors or executive officers has beneficial ownership of the CAEP Ordinary Shares held directly by the Sponsor;
•
The Sponsor paid $25,000, or approximately $0.004 per share, for the 6,900,000 CAEP Founder Shares, and $5,800,000, or $10.00 per share, for the 580,000 CAEP Private Placement Shares. Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to surrender, for no consideration, which CAEP will cancel, 3,400,000 CAEP Founder Shares immediately prior to, and subject to the consummation of, the Cayman Merger, resulting in the Sponsor owning 3,500,000 CAEP Founder Shares immediately after such surrender. As of November 7, 2025, the aggregate value of such shares is estimated to be approximately $41.7 million, assuming the per share value of the shares is the same as the $10.23 closing price of the CAEP Class A Ordinary Shares on Nasdaq on November 7, 2025 (the date the proposed Business Combination was announced). As a result, the Sponsor may be able to recover its investment in CAEP and realize a profit even if the value of Pubco Ordinary Shares declines following Closing.
•
The 6,900,000 CAEP Founder Shares and 580,000 CAEP Private Placement Shares held by the Sponsor and purchased by the Sponsor for $5,825,000 will be worthless if a business combination is not consummated by CAEP by the end of the Combination Period;
•
Pursuant to the Insider Letter, the Sponsor agreed that, subject to limited exceptions, the 580,000 CAEP Private Placement Shares it holds will not be sold or transferred until 30 days after CAEP has completed a business combination and that the 6,900,000 CAEP Founder Shares it holds will not be sold or transferred until the earlier of (a) the one-year anniversary of CAEP’s initial business combination, (b) subsequent to CAEP’s initial business combination, (i) if the last reported sale price of the CAEP Class A Ordinary Shares equals or (ii) exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after CAEP’s initial business combination, and (c) the date on which CAEP completes certain material transactions that result in all of its shareholders having the right to exchange their shares for cash, securities or other property. The Sponsor Support Agreement supersedes the lock-up provided for in the Insider Letter and provides that the lock-up will apply to the Post-Combination Founder Shares until the earlier of (x) six months after the Cayman Closing Date and (y) an early release event as set forth in the Sponsor Support Agreement;
•
Pursuant to the Sponsor Support Agreement, the Sponsor has agreed that 1,500,000 of the Post-Combination Founder Shares will be subject to the Sponsor Earnout Conditions;
•
CF&Co., an affiliate of the Sponsor and Cantor, is a party to the CF&Co. M&A Engagement Letter, pursuant to which CAEP has engaged CF&Co. as its exclusive financial advisor in connection with the Transactions. For the services provided thereto, CF&Co. will receive a cash fee at Closing equal to approximately $24.235 million, being equal to 1.5% of the enterprise value of AIR less $2 million, which fee will be reduced by an amount equal to the lesser of (i) $1.98 million and (ii) the product of: (x) 5.5%, (y) $10.00 and (z) the number of Public Shares redeemed in connection with the Transactions. In addition, CF&Co. previously entered into the Business Combination Marketing Agreement, pursuant to which CF&Co. will receive a $10.38 million cash fee at Closing. Payment of the foregoing fees are contingent on Closing;
•
The Sponsor and CAEP’s officers and directors have agreed not to redeem any CAEP Ordinary Shares held by them in connection with a shareholder vote to approve a proposed business combination, including the Business Combination;
•
The CAEP Memorandum and Articles provide that, to the fullest extent permitted by applicable law: (a) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as CAEP; and (b) CAEP renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and CAEP, on the other. In the course of their other business activities, CAEP’s officers and directors may have, or may become aware of, other investment and business opportunities which may be appropriate for presentation to CAEP as well as the other entities with which they are affiliated. CAEP’s management has pre-existing fiduciary duties and contractual obligations and if there is a conflict of interest in determining to which entity a particular business combination opportunity should be presented, any pre-existing fiduciary obligation will be presented the business combination opportunity before CAEP is presented with it. CAEP does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target;
•
CAEP has until the end of the Combination Period to consummate a business combination. If the Business Combination with Pubco and AIR is not consummated and CAEP does not consummate another business combination by the end of the Combination Period, CAEP will cease all operations except for the purpose of winding up, redeeming 100% of the issued and outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and the CAEP Board, dissolving and liquidating, subject in each case above to CAEP’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the 6,900,000 CAEP Founder Shares and 580,000 CAEP Private Placement Shares held by the Sponsor would be worthless because the Sponsor has waived its right to participate in any redemption or distribution with respect to such CAEP Ordinary Shares, and CF&Co. will not receive any of the fees described above;
•
CAEP has issued the Sponsor Loan to the Sponsor in respect of the up to $1,750,000 in loans the Sponsor has made, and will make, to CAEP to fund CAEP’s expenses relating to investigating and selecting an acquisition target and other working capital requirements. The Sponsor Loan does not bear interest and is repayable by CAEP to the Sponsor upon consummation of a business combination; provided that, at the Sponsor’s option, at any time on or prior to the consummation of the Business Combination, all or any portion of the amount outstanding under the Sponsor Loan may be converted into CAEP Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Loan would be repaid only out of funds held outside of the Trust Account. As of September 30, 2025, CAEP had approximately $12,000 outstanding under the Sponsor Loan. If the Business Combination or another business combination is not consummated by the end of the Combination Period, the Sponsor Loan may not be repaid to the Sponsor, in whole or in part. Pursuant to the Sponsor Support Agreement, the Sponsor has agreed that upon consummation of the Business Combination, all the amounts owed by CAEP to it under the Sponsor Loan will be repaid in the form of newly issued CAEP Class A Ordinary Shares, rather than in cash, at $10.00 per share;
•
CAEP has also issued the Sponsor Note to the Sponsor in respect of the up to $4,140,000 in loans that the Sponsor may make to CAEP in connection with each Redemption Event, such that an amount equal to $0.15 per redeemed Public Share in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed Public Shares on such Redemption Event. The Sponsor Note does not bear interest and is repayable by CAEP to the Sponsor; provided that, at the Sponsor’s option, at any time on or prior to the consummation of the Business Combination, all or any portion of the amount outstanding under the Sponsor Note may be converted into CAEP Class A Ordinary Shares at a conversion price of $10.00 per share. If CAEP is unable to consummate the Business Combination, the Sponsor Note would be repaid only out of funds held outside of the Trust Account. As of September 30, 2025, CAEP had $0 outstanding under the Sponsor Note;
•
If CAEP is unable to complete a business combination by the end of the Combination Period, and to the extent there are any claims by a third party for services rendered or products sold to CAEP or by a prospective acquisition target with which CAEP has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, in each case, reduce the amount of redemption amount to below the lesser of (i) the sum of (A) $10.00 per Public Share and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event and (ii) the sum of (A) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less interest released to pay taxes, and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event, then the Sponsor may be liable to CAEP pursuant to the Insider Letter, provided that such liability will not apply to any claims by a third party or prospective acquisition target who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under CAEP’s indemnity of the underwriters of the CAEP IPO against certain liabilities, including liabilities under the Securities Act not to claims brought by CAEP’s public auditor;
•
The Sponsor, CAEP’s officers and directors and their Affiliates are entitled to reimbursement for any out-of-pocket expenses incurred by them in connection with certain activities on CAEP’s behalf, such as identifying, investigating, negotiating and completing a business combination. If CAEP does not complete a business combination by the end of the Combination Period, CAEP may not have the cash necessary to reimburse these expenses. As of the date of this proxy statement/prospectus, none of the Sponsor, CAEP’s officers and directors or their Affiliates has incurred any such expenses which would be reimbursed at Closing; and
•
CAEP’s officers and directors will be eligible for continued indemnification and continued coverage under a tail policy for CAEP’s directors’ and officers’ liability insurance policy for up to a six-year period from and after Closing for events occurring prior to Closing, which tail policy is to be paid for by Pubco at Closing pursuant to the Business Combination Agreement. If the Business Combination does not close, CAEP’s officers and directors may not receive this tail insurance coverage.

Anticipated Accounting Treatment of the Business Combination

The Business Combination will be accounted for as .

Please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information—Accounting for the Business Combination” elsewhere in this proxy statement/prospectus for additional information.

Regulatory Approvals

The Transactions are subject to the expiration or earlier termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (the “HSR Act”), under which the Transactions may not be completed until notification and report forms have been filed with the Federal Trade Commission (“FTC”) and the Antitrust Division of the Department of Justice, and the applicable waiting period has expired or been terminated. A transaction requiring notification under the HSR Act may not be completed until the expiration of a 30-day waiting period following the parties’ filing of their respective HSR notifications or the early termination of that waiting period.

The Business Combination is not subject to any additional federal or state regulatory requirement or approval, except for filings in Jersey and the Cayman Islands necessary to effectuate the Business Combination.

Description of Pubco Securities

If the Business Combination is successfully completed, AIR Shareholders and CAEP Shareholders will become Pubco shareholders, and their rights as Pubco shareholders will be governed by the A&R Pubco Articles and Jersey law. Please see the section entitled “Description of Pubco Securities” elsewhere in this proxy statement/prospectus for additional information.

Comparison of Shareholder Rights

There are certain differences in the rights of CAEP Shareholders prior to the Business Combination and the rights of Pubco shareholders after the Business Combination. Please see the section entitled “Comparison of Shareholder Rights” elsewhere in this proxy statement/prospectus for additional information.

Certain Information Relating to Pubco

Listing of Pubco Ordinary Shares on Nasdaq

Upon Closing, the Public Shares will be delisted from Nasdaq. Pubco intends to apply to list the Pubco Ordinary Shares on Nasdaq under the symbol “AIIR” upon Closing. Neither Pubco nor CAEP can assure you that the Pubco Ordinary Shares will be approved for listing on Nasdaq.

Emerging Growth Company; Foreign Private Issuer; Controlled Company

Following the Business Combination, Pubco will be an “emerging growth company” as defined in the JOBS Act. Pubco will remain an “emerging growth company” until the earliest to occur of (a) the last day of the fiscal year (i) following the fifth anniversary of the effective date of the registration statement of which this proxy statement/prospectus is a part, (ii) in which Pubco has total annual gross revenue of at least $1.235 billion or (iii) in which Pubco is deemed to be a large accelerated filer, which means the market value of Pubco Ordinary Shares held by non-affiliates exceeds $700 million as of the last business day of Pubco’s prior second fiscal quarter; and (b) the date on which Pubco issued more than $1.0 billion in non-convertible debt during the prior three-year period. Pubco intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that Pubco’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting.

As a “foreign private issuer,” Pubco will be subject to different U.S. securities law rules than domestic U.S. issuers. The rules governing the information that Pubco must disclose differ from those governing U.S. corporations pursuant to the Exchange Act. For example, Pubco will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. In addition, as a “foreign private issuer,” Pubco’s officers and directors and holders of more than 10% of the issued and outstanding Pubco Ordinary Shares, will be exempt from the rules under the Exchange Act requiring insiders to report purchases and sales of ordinary shares as well as from Section 16 short swing profit reporting and liability.

After the Closing, the Kingsway Holders will own approximately % of the equity interests of Pubco. As a result, Pubco will be a “controlled company” within the meaning of the rules of Nasdaq. Under Nasdaq corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that Pubco has a compensation committee that is composed entirely of independent directors and (iii) the requirement that Pubco’s director nominations be made, or recommended to the full Pubco Board, by the Pubco independent directors or by a nomination committee that consists entirely of independent directors and that Pubco adopt a written charter or board resolution addressing the nominations process. Pubco intends to take advantage of the foregoing exemptions, and, as a result, Pubco shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements. In the event that Pubco ceases to be a “controlled company,” it will be required to comply with these provisions within the transition periods specified in Nasdaq corporate governance rules. See “Risk Factors— Risks Related to Being a Public Company— As a ‘controlled company’ within the meaning of the rules of Nasdaq, we will qualify for certain exemptions from Nasdaq corporate governance requirements” for additional information.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the Business Combination. Where actual amounts are not known or knowable, the figures below represent the Pubco’s and CAEP’s good faith estimate of such amounts assuming a Closing as of , 2026.

	Assuming No Redemptions Scenario	Assuming 50% Redemptions Scenario	Assuming 100% Redemptions Scenario
(in $ millions)
Sources
Proceeds from Trust Account(1)

Uses
Estimated fees and expenses(2)
Redemptions
Cash to Balance Sheet

(1) As based on Trust account balance as of .

(2) Includes .

Summary of Risk Factors

AIR’s business and any investment are subject to numerous risks and uncertainties. In evaluating the Proposals, you should carefully read this proxy statement/prospectus, including the financial statements and annexes attached hereto, and especially consider the factors discussed in the section entitled “Risk Factors.” Some of these risks include:

•
risks related to consumer preferences and demand for our products, including the risk that we fail to anticipate evolving customer tastes; slower‑than‑expected uptake of shisha consumption and adoption of innovative inhalation devices; adverse changes in brand reputation; and competition from illicit or unregulated sources;
•
risks related to product health perceptions and liability, including potential claims regarding health consequences of shisha and heat‑not‑burn nicotine products; limits on the availability or scope of insurance coverage; and increased scrutiny of tobacco‑ or nicotine‑containing products;
•
risks related to our supply chain and operations, including reliance on sole or effectively exclusive distributors; dependence on specific third‑party suppliers and manufacturers for flavoring ingredients and technology components; securing adequate supplies of tobacco leaf and other raw materials amid price or availability volatility; reliance on third‑party transportation and logistics; prolonged disruption to our or third‑party production and storage facilities; and exposure to customer credit risk;
•
risks related to competition and strategy execution, including intense competition; the unpredictability of financial and business performance of novel inhalation devices and smoke‑free products relative to traditional flavored molasses; and the possibility that strategies to enter new segments or markets and to acquire businesses may underperform or fail;
•
risks related to macroeconomic and geopolitical conditions, including decreases in consumer disposable income; foreign exchange rate fluctuations; continued instability and unrest in the Middle East and Africa or escalation of armed conflict; terrorist attacks and political instability; heightened sovereign risk; operating in regions with elevated corruption risk; and economic, regulatory and political developments, natural disasters and conflicts across the countries where we operate;
•
risks related to labor and human capital, including work stoppages, workplace injuries and other labor matters; reliance on a limited number of key executives and employees and challenges attracting and retaining qualified personnel; and mobilization or other extraordinary labor measures in certain jurisdictions;
•
risks related to data, technology and cybersecurity, including failures by us or our third‑party service providers to protect confidential information; security incidents or unauthorized access to our IT systems or data (including customer, partner or other personal data); and legal, regulatory, IP or privacy risks arising from our use of social media, cookies and other tracking technologies, emails, push notifications and text messages;
•
risks related to ESG and climate, including inability to develop, execute and communicate an effective ESG strategy in line with stakeholder expectations; physical and transition risks associated with climate change; and expanding climate‑related disclosure regimes that may increase compliance costs;

•
risks related to trade and taxation, including increases in trade barriers, tariffs and trade tensions; increases in excise taxes or fees on tobacco‑ or nicotine‑containing products; adverse outcomes in tax audits or disputes; enactment of future tax legislation impacting our current or future tax structure and effective tax rates; and changes in accounting judgments, estimates and assumptions, including potential impairment of indefinite‑lived intangible assets or goodwill;
•
risks related to regulation and compliance including our customers’ compliance with applicable regulations; significant global action and scrutiny aimed at reducing or preventing use of tobacco‑ or nicotine‑containing products; FDA regulation of our U.S. activities; lack of FDA premarket authorization for certain tobacco products and the risk of enforcement; rapidly evolving regulations relating to CBD and hemp‑derived products; maintenance and enforcement of our intellectual property and third‑party IP claims; failure to obtain, maintain, renew, or comply with governmental licenses; exposure to economic, financial and trade sanctions laws; exposure to anti‑corruption and antibribery laws; data privacy, security, personal information processing and cross‑border data transfer restrictions; environmental, health and safety compliance; and the risk of litigation, including product liability claims;
•
risks related to indebtedness and liquidity, including our substantial debt and related service obligations; secured senior credit facilities that place certain assets at enforcement risk in an acceleration scenario; restrictive debt covenants that may limit our ability to finance operations or growth or to pay dividends; exposure to floating interest rates on borrowings; potential future debt incurrence; our status as a holding company dependent on subsidiaries for cash; and the need for significant cash to service debt and sustain operations;
•
risks related to the Business Combination, including that consummation is subject to conditions that, if not satisfied or waived, could result in termination of the Business Combination Agreement; restrictions on CAEP’s ability to pursue Alternative Transactions during the Combination Period; absence of indemnification, escrow, price adjustment or other post‑closing purchase price protections in the Cayman Merger; differing interests of the Sponsor and CAEP’s directors and officers (including potential loss of the Sponsor’s investment if no business combination is completed); and the possibility that one or more conditions to the Business Combination or related Transactions may be waived;
•
risks related to redemptions, dilution and the Trust Account, including that “net cash” per Public Share not redeemed will be less than the redemption price; substantial and immediate dilution to non‑redeeming Public Shareholders at Closing, including from CAEP Class B Ordinary Shares and the issuance of Pubco Ordinary Shares; potential applicability of SEC “penny stock” rules; failure to properly exercise redemption rights resulting in loss of redemption; limited rights or interests of Public Shareholders in Trust Account funds prior to consummation except in limited circumstances; the adverse effects of high redemption levels on proceeds available to Pubco, public float and liquidity, and listing or trading on Nasdaq or another exchange; third‑party claims against CAEP that could reduce Trust Account proceeds and the per‑share redemption amount; potential liability of CAEP Shareholders to third parties to the extent of distributions received; decisions by CAEP’s directors not to enforce Sponsor indemnification obligations; and the possibility that CAEP may not have sufficient funds to satisfy indemnification claims of its directors and officers;
•
risks related to governance and approvals, including that CAEP’s directors and officers have discretion to agree to changes or waivers under the Business Combination Agreement that may conflict with CAEP Shareholders’ interests; that neither the CAEP Board nor any committee obtained a fairness opinion; that the Sponsor and CAEP’s directors and officers are obligated by letter agreements and the Sponsor Support Agreement to vote in favor of the Business Combination; potential purchases of Public Shares by the Sponsor, directors, officers and affiliates in connection with seeking shareholder approval; and that following the Business Combination, Pubco’s activities may be subject to review or approval by U.S. or foreign authorities under applicable laws and regulations;
•
risks related to Pubco’s capital markets profile and shareholder rights, including that the market price of Pubco Ordinary Shares may be volatile and could decline; the absence of a current public market for Pubco Ordinary Shares and uncertainty about the development or maintenance of an active trading market or continued listing on Nasdaq or another exchange; dilution from future issuances of equity securities, including in connection with financings, acquisitions, investments or equity plans (including AIR incentive awards), and increased shares eligible for resale; future resales of Pubco Ordinary Shares that could depress the market price; differences between the rights of Pubco shareholders and those typically afforded to shareholders of a U.S. corporation; and anti‑takeover provisions in the A&R Pubco articles that could delay, discourage or prevent a takeover and adversely affect the market price of Pubco Ordinary Shares;
•
risks related to ownership, control and investor status, including that certain AIR shareholders (and, following consummation, the Kingsway Holders) may control or significantly influence Pubco and their interests may conflict with Pubco’s or yours; that U.S. shareholders may face challenges obtaining judgments or enforcing civil liabilities against Pubco, its executive officers or board; and U.S. federal tax consequences if CAEP and/or Pubco are PFICs (as defined therein) or if a U.S. person is treated as owning at least 10% of Pubco;
•
risks related to issuer status and public company requirements, including that Pubco will be an “emerging growth company” with reduced reporting and disclosure requirements; that Pubco will be a foreign private issuer and, as a result, will not be subject to U.S. proxy rules and will have Exchange Act reporting obligations that are more limited and less frequent than those of a U.S. domestic issuer; that Pubco may lose foreign private issuer status in the future; that Pubco may be a “controlled company” under Nasdaq rules and rely on related corporate governance exemptions; and that, as a public company, Pubco will incur increased costs and face additional regulatory and compliance obligations; and

•
risks related to internal controls, reporting and market perceptions, including failure to maintain an effective system of internal controls and compliance; previously identified or potential future material weaknesses in internal control over financial reporting; and the potential for adverse equity research coverage, unfavorable commentary or downgrades to negatively impact the price of Pubco Ordinary Shares, as well as the general risk that securities of companies formed through SPAC mergers may experience price declines relative to pre‑merger share prices.

SUMMARY HISTORICAL FINANCIAL INFORMATION OF AIR

Unless the context otherwise requires, all references in this section to the “Company,” “AIR,” “we,” “us” or “our” refer to the business of AIR Limited and its subsidiaries prior to the consummation of the Business Combination.

The following table shows summary historical financial information and other data of AIR for the years and as of the dates indicated. We present our consolidated financial statements in accordance with IFRS. The consolidated statements of income and cash flows for the years ended December 31, 2024 and 2023 and consolidated statement of financial position as of December 31, 2024 and 2023 have been derived from AIR’s audited consolidated financial statements, included elsewhere in this proxy statement/prospectus.

The following summary historical financial information should be read together with the financial statements and accompanying notes and “AIR’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this proxy statement/prospectus. The summary historical financial information in this section is not intended to replace our financial statements and the related notes. Our historical results are not indicative of the combined company’s future results.

As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to AIR, prior to and without giving pro forma effect to the impact of the Business Combination and, as a result, the results reflected in this section may not be indicative of the results of the combined entity following the Business Combination. See the section “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/prospectus.

Selected Consolidated Statement of Income Data

	For the year ended December 31,
	2024	2023
	(in $ thousands)
Revenue	376,638	364,029
Cost of sales	(159,009)	(163,558)
Gross profit	217,629	200,471
Distribution expenses	(52,567)	(53,005)
Administrative expenses	(71,429)	(57,696)
Impairment loss on trade and other receivables	(1,188)	(9,530)
Impairment losses property, plant and equipment	—	(1,177)
Impairment losses on intangible assets	(881)	—
Other operating income	515	866
Other losses	(1,051)	(3,898)
Operating profit	91,028	76,031
Finance income	4,315	4,377
Finance costs	(38,333)	(52,841)
Profit before taxation	57,010	27,567
Taxation	(22,924)	26,733
Profit for the year	34,086	54,300

Selected Consolidated Statement of Financial Position Data

	As of December 31,
	2024	2023
	(in $ thousands)
Cash and cash equivalents	71,702	51,158
Total assets	656,017	680,712
Total liabilities	503,738	555,090
Equity attributable to the equity holder of the Company	152,279	117,861

Selected Consolidated Statement of Cash Flows Data

	For the year ended December 31,
	2024	2023
	(in $ thousands)
Net cash generated from operating activities	150,865	64,979
Net cash used in investing activities	(26,177)	(16,557)
Net cash used in financing activities	(104,144)	(94,691)

Non-IFRS Financial Measures

	For the year ended December 31,
	2024	2023
	(in $ thousands, except percentages)
Adjusted EBITDA(1)	129,548	117,691
Adjusted EBITDA Margin(1)	34.4%	32.3%
Net Operating Cash Conversion(2)	116.5%	55.2%

(1)
Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, further adjusted to exclude items such as non-recurring expenses, share-based compensation and other non-operational items. Adjusted EBITDA is an important measure used by our management to assess the underlying performance of our business, evaluate operating results and make strategic decisions, as it provides a normalized view of profitability excluding the impact of non-operational or non-cash items. The most directly comparable IFRS measure is profit for the year. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue. The most directly comparable IFRS measure is profit for the year divided by revenue.

The following table reconciles Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS measures, which are profit for the years ended December 31, 2024 and 2023, and profit for the year divided by revenue, respectively.

	For the year ended December 31,
	2024	2023
	($ thousands)
Profit for the year	34,086	54,300
Add / (subtract)
Taxation	22,924	(26,733)
Finance costs	38,333	52,841
Finance income	(4,315)	(4,377)
Depreciation – property, plant and equipment	5,015	7,005
Depreciation – right-of-use assets	3,386	3,024
Amortization	9,247	6,339
Share based compensations (A)	6,344	5,189
Corporate restructuring (B)	6,305	8,443
Significant provisions, write offs and associated legal costs (C)	3,372	8,497
Impairment of intangible asset associated with discontinued operations (D)	881	—
Expenses of discontinued entities (E)	633	—
Inventory charge driven by exceptional regulatory change (F)	1,305	—
Public company readiness cost (G)	1,624	3,163
Extra-ordinary supply chain costs (H)	408	—
Adjusted EBITDA	129,548	117,691
Revenue	376,638	364,029
Adjusted EBITDA Margin	34.4%	32.3%

(A)
During the period, we recognized expenses related to the Company MIP, an equity-settled share-based compensation arrangement established for senior executives in connection with a listing event. Although the Company MIP is a one-time program linked to the completion of an exit event or other form of business combination and will not recur in future periods, the related share-based charges will continue to be recognized in the financial statements over the remaining vesting period in accordance with IFRS 2 “Share based payments.”
(B)
As part of our preparation for a potential initial public offering, in the historical period, we undertook a comprehensive program of corporate restructuring initiatives across key markets, including KSA, the UAE and the United States. These actions included restructuring key operating units, realigning reporting lines, simplifying the organizational structure and strengthening the overall control environment. The program also involved severance and exit costs associated with staffing changes, as well as legal and administrative efforts to streamline and optimize our legal entity structure and governance model. In addition, the one-off restructuring costs included fees charged by external consultants engaged to advise on EU restructuring matters, including planning and execution. We also incurred costs related to consolidating multiple premises in the United States into a single central location as part of a broader operational efficiency initiative. These activities were carried out specifically to support public company readiness and to establish a more efficient and controlled operating framework. All related expenditures are one-off in nature and would not otherwise have been incurred in the normal course of operations.
(C)
In the fiscal year ended December 31, 2024, we recognized several non-recurring charges that do not reflect ongoing operating performance. These included a one-time value-added tax (“VAT”) expense of $1.1 million in the UAE relating to historical input VAT that was deemed non-recoverable following a review of these subsidiary balance sheet positions. The fiscal year ended December 31, 2024 and December 31, 2023 also includes a write-off of a dividend receivable of $1.6 million in each year from a subsidiary when control was relinquished over it during 2023. The comparative period also included a number of one-off provisions of customer receivables across the United States and the KSA, driven by a strategic shift undertaken during the year. Owing to a transformational one-off realignment of distribution model in key markets like United States and the KSA whereby multiple distributors were consolidated into one, certain amounts receivable from the disputing distributors were provided for under a conservative approach amounting to $4.7 million and $1.5 million in United States and KSA, respectively. Given this was a transformational change, it is considered to be one-off with benefits to be realized in the future. Across both periods, these charges are linked to specific transitional and one-off events and are not expected to recur in the ordinary course of business.

(D)
We recorded a reversal of the Medwakh brand related intangible asset that originated from a prior acquisition. In the year ended December 31, 2022, we had recorded $0.9 million as intangible assets concerning, among other items, intellectual property, trademarks and domain names. As part of the annual assessment of future economic benefits and fair value, these intangibles were determined to be no longer recoverable as we strategically decided not to build or pursue Medwakh as a brand and to pursue the further development and growth of legacy brands instead. The write-down reflects updated expectations of the economic value associated with the acquired assets. This item is non-recurring in nature as impairment of intangible of assets is an infrequent occurrence for we evidenced by the fact that the last impairment of intangible assets prior to the one mentioned above took place in 2021.
(E)
We incurred one-off costs in connection with certain entities in Jordan, Turkey and the United States, which were subsequently divested. These exits formed part of a broader effort to streamline our operating footprint, eliminate non-core activities and align the organization with the strategic structure required for future growth. The affected entities had historically operated under business models or commercial arrangements that no longer supported our long-term strategy and objectives. The exit process involved a structured wind-down of operations, settlement of contractual obligations and closure-related administrative and legal activities. Costs recognized during the period included staff-related exit payments, contract termination fees and professional fees associated with regulatory notifications, deregistration processes and compliance requirements in the respective jurisdictions.
(F)
In the fiscal year ended December 31, 2024, we incurred a one-off write-down of packaging material in Germany following reversal of a regulation passed during 2022, which restricted the packaging size to 25g. During 2022, AIR recalibrated the packaging size in order to comply with the rules and avoid any disruption in the market supply. Subsequently, this regulation was reversed in 2024 with nine days’ notice to the industry, owing to which a large proportion of the customers shifted back to large packaging driven by cost advantage. This led to a one-off write down in our inventory associated with the 25g packaging in the subject matter. The legislation to restrict large packs was the biggest regulatory impact in the German market since the EU Tobacco Products Directive negative list implementation in May 2020. Given that such regulatory changes are non-recurring and one-off in nature, the expenses associated to the same are excluded to enable a fair comparison across years.
(G)
We incurred a series of non-recurring costs directly related to public company readiness activities. These expenditures were incurred to assess our readiness to operate as a public listed company, other professional fees related to legal, tax and corporate restructuring advice. Additionally, we performed an assessment over our internal controls over financial reporting to ensure compliance with regulatory and reporting requirements.
(H)
During the fiscal year ended December 31, 2024, we incurred a series of one-off logistics and transportation costs arising from temporary supply chain adjustments driven by the shift from Jeddah port to Dammam port in response to the deteriorating geopolitical situation with respect to Red Sea impacting the logistics. Alongside route changes, additional warehouse space was provided to ensure continuation of supply resulting in additional one-off costs. Such geopolitical situations are non-recurring in nature and have therefore been excluded.
(4)
Net Operating Cash Conversion represents net cash generated from operating activities divided by Adjusted EBITDA. We use Net Operating Cash Conversion, a non-IFRS financial measure, to evaluate the efficiency with which we convert our adjusted earnings into cash generated from operations. It provides insight into the quality of earnings and our ability to fund growth, repay debt or return capital to shareholders. The most directly comparable IFRS Accounting Standards measure is net cash generated from operating activities divided by operating profit.

The following table reconciles Net Operating Cash Conversion to the most directly comparable IFRS measure, which is net cash generated from operating activities ended December 31, 2024 and 2023.

	For the year ended December 31,
	2024	2023
	($ thousands)
Net cash generated from operating activities	150,865	64,979
Divided by
Adjusted EBITDA	129,548	117,691
Net operating cash conversion	116.5%	55.2%

SUMMARY HISTORICAL FINANCIAL INFORMATION OF CAEP

The following table sets forth selected historical financial information derived from CAEP’s audited financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024 and 2023, included elsewhere in this proxy statement. You should read the following selected financial data in conjunction with “CAEP’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

Selected Balance Sheet Data

	As of December 31, 2024	As of December 31, 2023
Cash	$—	$—
Total Current Assets	$—	$—
Available-for-sale debt securities held in Trust Account, at fair value	$—	$—
Total Assets	$105,806	$2,740
Notes payable – related party	$70,540	$—
Total Liabilities	$164,192	$—
Class A ordinary shares subject to possible redemption	$—	$—
Total Shareholders’ Equity (Deficit)	$(58,386)	$2,740

Selected Statements of Operations Data

	For the Years Ended December 31,
	2024	2023
Loss from operations	$(61,126)	$(3,472)
Interest income on investments held in the Trust Account	$—	$—
Net loss	$(61,126)	$(3,472)

Weighted average number of ordinary shares outstanding:
Class A – Public shares	—	—
Class A – Private placement	—	—
Class B – Ordinary shares	6,000,000	6,000,000

Basic and diluted net income (loss) per share:
Class A – Public shares	$—	$—
Class A – Private placement	$—	$—
Class B – Ordinary shares	$(0.01)	$(0.00)

Selected Statement of Cash Flows Data

	For the Years Ended December 31,
	2024	2023
Net cash used in operating activities	$(70,540)	$—
Net cash used in investing activities	$—	$—
Net cash provided by financing activities	$70,540	$—

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The following summary unaudited pro forma condensed combined financial information gives effect to the Business Combination as further described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The unaudited pro forma condensed combined statement of financial position as of combines the historical condensed consolidated statement of financial position of AIR and the historical condensed balance sheet of CAEP on a pro forma basis as if the Business Combination and related Transactions had been consummated on . The unaudited pro forma condensed combined statement of operations and other comprehensive income for the ended combines the historical consolidated statement of operations and other comprehensive income of AIR and condensed statements of operations and comprehensive income of CAEP for such period on a pro forma basis as if the Business Combination and related Transactions had been consummated on , the beginning of the earliest period presented.

The Business Combination will be accounted for as .

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes and does not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Transactions occurred on the dates indicated, nor does it intend to represent, predict, or estimate the results of operations for any future period or financial position at any future date. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

This information should be read together with AIR’s consolidated financial statements and related notes thereto, included elsewhere in this proxy statement/prospectus, and CAEP’s financial statements and related notes thereto, included elsewhere in this proxy statement/prospectus, the sections titled “AIR’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “CAEP’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information has been prepared assuming three alternative levels of cash redemptions:

•
Assuming No Redemptions: This scenario assumes that no Public Shareholders exercise their redemption rights with respect to their Public Shares.
•
Assuming 50% Redemptions: This scenario assumes that 50%, or 13,800,000 Public Shares are redeemed in connection with the Business Combination, for an aggregate redemption payment of approximately $ million (based on the Trust Account balance as of (inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note in the applicable Redemption Event).
•
Assuming 100% Redemptions: This scenario assumes that all 27,600,000 Public Shares are redeemed in connection with the Business Combination, for an aggregate redemption payment of approximately $ million (based on the Trust Account balance as of (inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note in the applicable Redemption Event)).

The following summarizes the number of Pubco Ordinary Shares outstanding under the three redemption scenarios:

	Assuming No Redemptions Scenario		Assuming 50% Redemptions Scenario		Assuming 100% Redemptions Scenario
	Ownership in shares	Equity and Voting %	Ownership in shares	Equity and Voting %	Ownership in shares	Equity and Voting %
Shareholders
Public Shareholders	27,600,000	15.1%	13,800,000	8.2%	—	—%
Sponsor(1)	4,081,200	2.2%	4,081,200	2.4%	4,081,200	2.6%

AIR Shareholders (excluding the Kingsway Holders)(2)(4)	53,885,896	29.4%	53,885,896	31.8%	53,885,896	34.7%
The Kingsway Holders(3)	97,537,913	53.3%	97,537,913	57.6%	97,537,913	62.7%
Total	183,105,009	100.0%	169,305,009	100.0%	155,505,009	100.0%

(1)
Includes 580,000 Pubco Ordinary Shares received in exchange for the CAEP Private Placement Shares, up to 3,500,000 Post-Combination Founder Shares after accounting for the surrender by the Sponsor and cancellation of 3,400,000 CAEP Founder Shares at Closing pursuant to the Sponsor Support Agreement and approximately 1,200 Pubco Ordinary Shares received in exchange for 1,200 CAEP Class A Ordinary Shares issued to the Sponsor in repayment of the Sponsor Loan (based on the approximate outstanding balance of the Sponsor Loan as of September 30, 2025). 1,500,000 of the Post-Combination Founder

Shares are subject to the Sponsor Earnout Conditions, as further described herein. To the extent some or all of such targets are not achieved, some or all of the Sponsor Earnout Shares will be forfeited by the Sponsor and cancelled for no consideration. Such shares are reflected as being owned in each presentation because, as of the consummation of the Business Combination, they will be issued and outstanding.
(2)
Includes 2,565,995 AIR Earnout Shares that are subject to AIR Earnout Conditions. The AIR Earnout Shares will be released upon the earlier occurrence of (i) the closing price of the Pubco Ordinary Shares being at or above $12.50 for 20 trading days over a consecutive 30-day period during the Earnout Period, and (ii) upon the occurrence of certain early release events, including a Pubco merger, consolidation or reorganization after the Closing in which the Pubco Ordinary Shares are converted or exchanged for the right to receive cash or registered publicly listed securities equal to or exceeding $12.50 per Pubco Ordinary Share. To the extent such targets are not achieved, or such early release event does not occur during the five (5) year period from the Jersey Closing, the AIR Earnout Shares will be forfeited by the AIR Shareholders and cancelled for no consideration. Such shares are reflected as being owned in each presentation because, as of the consummation of the Business Combination, they will be issued and outstanding.
(3)
Includes 4,644,662 AIR Earnout Shares that are subject to AIR Earnout Conditions. The AIR Earnout Shares will be released upon the earlier occurrence of (i) the closing price of the Pubco Ordinary Shares being at or above $12.50 for 20 trading days over a consecutive 30-day period during the Earnout Period, and (ii) upon the occurrence of certain early release events, including a Pubco merger, consolidation or reorganization after the Closing in which the Pubco Ordinary Shares are converted or exchanged for the right to receive cash or registered publicly listed securities equal to or exceeding $12.50 per Pubco Ordinary Share. To the extent such targets are not achieved, or such early release event does not occur during the five (5) year period from the Jersey Closing, the AIR Earnout Shares will be forfeited by the AIR Shareholders and cancelled for no consideration. Such shares are reflected as being owned in each presentation because, as of the consummation of the Business Combination, they will be issued and outstanding.
(4)
Excludes Pubco Ordinary Shares issuable on exercise of the Assumed Conditional Awards and the Incentive Plan.

Refer to the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

RISK FACTORS

If the Business Combination is completed, Pubco will operate in a market environment that is difficult to predict and that involves significant risks, many of which will be beyond its control. You should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, including matters addressed in the “Cautionary Note Regarding Forward-Looking Statements” before you decide whether to vote or instruct your vote to be cast to approve the Proposals.

The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, financial condition, results of operations, prospects and trading price of Pubco Ordinary Shares following the Business Combination. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by CAEP, AIR and Pubco, which may later prove to be incorrect or incomplete. CAEP and AIR may face additional risks and uncertainties that are not presently known to them, or that are currently deemed immaterial, but which may also ultimately have an adverse effect on any such party or on the Business Combination. If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, Pubco’s business, financial condition or results of operations could be materially and adversely affected. If that occurs, the trading price of Pubco Ordinary Shares—or, if the Business Combination is not consummated, the Public Shares—could decline, and you may lose part or all of the value of any Pubco Ordinary Shares or the Public Shares that you hold.

The following discussion should be read in conjunction with the sections entitled “AIR Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “CAEP Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements of AIR, the financial statements of CAEP and accompanying notes thereto included in this proxy statement/prospectus.

Risks Related to AIR’s Business and Industry

Unless the context otherwise requires, all references in this subsection to “AIR,” “we,” “us” or “our” refer to AIR Limited and its subsidiaries.

Customer preferences are constantly evolving, and we may fail to develop new products that meet these changing preferences or fail to anticipate shifts in demand.

Our success depends on our ability to anticipate and respond to changes in customer preferences. The factors influencing consumer preferences are numerous and complex, ranging from demographic shifts and changing lifestyles to increased health consciousness and the influence of global trends. We must identify and meet shifting consumer trends in shisha and the broader inhalation sector, including changes in flavors, ingredients and methods of consumption. For example, there is a growing demand for products perceived as healthier or more natural, as well as for innovative delivery systems and unique flavor profiles. Customers of our flavored molasses products and our inhalation devices, including OOKA and VANT, may be drawn to alternative inhalation or new emerging technologies that may be perceived as more convenient, modern or socially acceptable.

Rapid shifts in customer preferences may require us to quickly adapt our product mix, designs and manufacturing schedules. This can present significant operational challenges, such as adjusting production lines, sourcing new ingredients or developing new packaging, and may require substantial time and investment. If we are unable to adjust production, supply chains or inventories in a timely or cost-effective manner, we could experience stock-outs, excess or obsolete inventory, operational inefficiencies or increased costs. Managing inventory levels becomes particularly complex when demand is volatile or unpredictable, increasing the risk of shortages and overstock.

Local economic conditions may drive consumers to “down-trade” to lower-priced brands, especially during periods of economic uncertainty or reduced consumer spending power. Regulations that limit branding, communications, flavors or product differentiation may reinforce these trends by making it more difficult to distinguish our products in the marketplace or to communicate our products’ unique attributes to consumers. We may shift toward lower-priced or lower-margin products in response to such changes in demand. Conversely, some consumers may favor higher-priced local or niche brands that are able to respond more quickly to local customer preferences, leveraging their agility and closer connection to specific communities or cultural trends.

Our efforts to improve our products’ competitiveness may require substantial investment in product innovation, pricing, and marketing, all of which carry execution and financial risks. We may allocate significant resources to research and development and related marketing that fail to achieve commercial acceptance or adequate returns. Product development and launches are inherently uncertain, as consumer preferences may not align with our innovations, and our marketing efforts may not generate sufficient demand.

In the long term, failure to keep pace with evolving consumer preferences could undermine our competitive position and limit our ability to achieve sustainable growth. Any of these factors could reduce our sales volumes, market share in the markets in which we operate, margins and cash flows and could have a material adverse effect on our business, financial condition and results of operations.

Our future success relies on widespread uptake of shisha consumption and the market adoption of our innovative inhalation devices, which can be influenced by factors beyond our control.

Our business operations and future growth prospects depend in large part on the continuing adoption and popularity of shisha consumption, leading to increased consumer demand, which can be influenced by various factors beyond our control, including social trends, economic conditions and regulatory environments. A decline in the popularity of shisha products, whether due to cultural shifts, health concerns or competing alternative leisure activities, could adversely affect our sales and market position. Additionally, the failure of our key products to gain traction in the market or ineffective or non-compliant influencer partnerships could impede our growth objectives. Social media platforms and third-party influencers play a significant role in shaping perception of shisha consumption and demand for our products, and we engage in collaborations with third-party brands and celebrities to enhance our market presence. However, these channels are volatile and subject to changing algorithms and policies, including restrictions on tobacco-related content, which may expose us to reputational, compliance, and contractual risks. Additionally, social media trends evolve rapidly and unpredictably, with new trends constantly emerging, making it challenging to maintain consistent engagement. As we leverage these platforms to market our products, including through sponsorships with influencers, there is a risk that such efforts may not gain the desired market traction or could inadvertently harm our brand reputation.

In addition, our flavored molasses offerings are generally positioned as premium products, with pricing reflecting such products’ premium quality and consumer experience. The total cost of shisha consumption—both for home use and in lounge environments, including equipment, accessories and consumables—may be relatively high in certain jurisdictions compared to other recreational options, such as dining or alcohol consumption. This higher cost may limit our potential customer base, particularly in price-sensitive or economically challenged markets. Our efforts to maintain and improve the competitiveness of our products to a more mass-market audience may also require significant investment in product innovation, pricing strategies and marketing campaigns, all of which carry execution and financial risks. While we aim to develop more affordable options of flavored molasses to appeal to a broader demographic, such efforts could dilute our brand’s premium positioning or lead to reduced margins. Additionally, the adoption of shisha may be constrained by external factors, such as rising inflation, increased costs of raw materials, supply chain disruptions, trade sanctions, tariffs and evolving consumer spending patterns, particularly in discretionary categories. If demand declines in the markets in which we operate, our financial condition, operational results and ability to execute our growth strategy could be materially and adversely affected.

In addition to our core offerings of flavored molasses products, the future success of our business also relies on the successful introduction and acceptance of new products in our portfolio, such as our inhalation devices, including OOKA, VANT and Crown vapes. As these products are still in the early stages of market adoption, their success hinges on consumer acceptance of such new concepts or formats of social inhalation, which is influenced by factors such as cultural trends, economic conditions and individual preferences. As our inhalation devices are generally positioned as premium products, their higher costs may also pose barriers to widespread adoption. We have made, and expect to continue to make, significant investments in product innovation, such as in OOKA, utilize pricing strategies and employ marketing campaigns for these inhalation devices and other new products. These actions may be unsuccessful and could materially and adversely affect our business, financial condition, and operational results.

Our brands are key assets of our business, and adverse changes in brand reputation could have a material adverse effect on our business.

Our revenue and profitability depend heavily on the strength, perception and differentiation of our brands. Our most important brand is our flagship Al Fakher brand, under which we sell the vast majority of our flavored molasses products. In addition, we have introduced alternative brands for flavored molasses products, such as Shisha Kartel, Zødiac, Kloud King, Pacific Realms, NameLess and Al Aseel, as well as a number of brands for inhalation devices, including OOKA, VANT and Crown vapes. Accordingly, brand reputation is important for sustaining and growing our revenue and profitability, which are shaped by various factors, such as our product offerings, the quality of our products and the presentation of our products, including packaging designs, distributors’ sales and marketing activities and public perceptions of our brand, all of which may be outside of our control. Negative publicity—whether actual, perceived or unfounded—regarding our products, ingredients, business practices (including marketing practices), supply chain and environmental or labor standards can negatively impact our brand reputation, erode consumer trust, reduce demand and impair our ability to attract and retain customers.

In particular, counterfeit and illicit trade pose the most significant reputational risk to our brands. Counterfeit or look‑alike products can be of inferior or unsafe quality, are outside our quality controls and regulatory compliance systems and may be sold through unauthorized channels, leading to consumer confusion and misattribution of negative experiences to our brands. The existence, growth or publicity of counterfeits can undermine consumer trust, dilute brand equity, disrupt distributor relationships and require significant monitoring, enforcement and remediation costs. Even where we take timely enforcement action, we may be unable to prevent continued counterfeit activity, and consumer perceptions of authenticity and quality may nevertheless be adversely affected.

Further, strict and evolving restrictions on the advertising, promotion and sponsorship of tobacco- and nicotine-inclusive products in many of our markets may limit our ability to build and sustain brand awareness. Enhanced public scrutiny of e-cigarettes/vapes and modern oral nicotine pouches—particularly around youth access, flavors and marketing—may intensify reputational risks to our brands. Failure to comply with applicable marketing, labeling and disclosure rules could result in fines, forced changes to packaging or messaging, removal of content or bans, all of which could damage our brand equity. Any platform takedowns and enforcement actions as a result of alleged or actual non-compliance with applicable marketing, labeling and disclosure rules may also affect our brands’ reputation. Because certain of our products sold only in the United States, including our Pacific Realms and Cookies pods for OOKA and Zen pod for VANT, contain cannabidiol (“CBD”), a non-intoxicating compound derived from hemp, negative press associated with participation in the hemp space—including confusion with federally illegal marijuana in the United States—could adversely affect consumer perception, partner relationships and our ability to market and sell our products, and could have a material adverse effect on our business, financial condition and results of operations.

Further, the reputation of our brands is particularly dependent on consistent product quality and safety. For example, our products may become contaminated as a result of an accident during the production process or deliberate malicious intent. Our products may otherwise fail to comply with our quality standards during the manufacturing process or at different points in the supply chain, whether as a result of failure in quality control by us or by one of our suppliers or distributors. In these instances, whether due to suspected, confirmed, deliberate or unintentional product contamination or other product adulteration, misbranding or tampering, significant costs may be incurred in recalling products from the market and consumers may lose confidence in the product or products affected by the contamination, resulting in a loss of sales volume. High-profile recalls or media campaigns regarding hookah or other inhalation products, even if not attributable to our brands, can lower demand, prompt scrutiny by regulators, and increase litigation risks. Recovery of lost sales and market share may be prolonged or may not fully materialize. We may also be subject to legal action because of a contamination incident, which could result in legal damages, penalties, negative publicity or adverse effects on our sales (even if such claims are unsuccessful or without merit). In addition, if another company recalls or experiences negative publicity related to a product in a category in which we compete, our consumers may reduce their overall consumption of products in the category.

We also rely on third parties for sourcing raw materials, manufacturing components or finished goods, testing, warehousing and distribution. Our reputation can also be harmed by the conduct of third parties. Breaches of labor, human rights, environmental, anti‑corruption, sanctions or other laws and involvement in practices perceived as unethical in our key markets by suppliers, co‑manufacturers, distributors or other partners, may attract adverse publicity. We cannot guarantee that we will be able to identify instances in which our third-party suppliers or distributors fail to comply with our standards or applicable laws. If partners fail to adhere to applicable regulations, quality standards or contractual obligations, we may face enforcement actions, product defects or supply interruptions. Replacing key suppliers or contract manufacturers can be challenging due to licensing, qualification and regulatory review requirements. Third-party laboratory errors or inconsistent analytical testing methods can contribute to adverse outcomes, even when our internal processes are followed. Concentrations of supply, single-source components and cross-border logistics increase the risk of disruption, cost escalation and delays.

Failure to manage any of the above factors could adversely affect the value and perception of our products and our ability to maintain existing customers and attract new consumers. As a result, this could have a material adverse effect on our business, financial condition and results of operations.

Competition from illicit sources may reduce our total sales and lower our margins, restricting the ability to increase selling prices and damaging our brands.

Competition from illicit sources, including counterfeit, smuggled and duty-not-paid (“DNP”) shisha products on which applicable taxes are evaded, poses a significant threat to our business. Illicit trade can take many forms, including:

•
The sale of counterfeit tobacco products;
•
The sale of tobacco products that do not comply with relevant regulations for a given jurisdiction, such as the Family Smoking Prevention and Tobacco Control Act (“TCA”) and Food and Drug Administration (“FDA”) regulations and requirements in the United States;
•
The sale of tobacco products within a certain jurisdiction that are intended for sale outside the jurisdiction;

•
The sale of smuggled DNP products or untaxed tobacco products over the Internet and by other means designed to avoid the collection of applicable taxes; and
•
The diversion into one taxing jurisdiction of tobacco products intended for sale in another jurisdiction.

Illicit trade adversely affects our overall sales volume, restricts our ability to increase selling prices, damages our brand reputation, and may lead to commoditization of our products. Large quantities of illicit shisha products are sold globally each year, representing a significant share of the global shisha market. These products compete with legitimate offerings and skew market pricing, as they are often sold without accounting for taxation. Factors such as increasing tax regimes, regulatory restrictions and compliance requirements increase demand for illegal, cheaper shisha products and provide greater incentives for smugglers. Incentives for illicit trading in tobacco-inclusive products, including shisha, are particularly notable in parts of Europe and UAE. Illicit trade also harms law-abiding wholesalers and retailers by depriving them of lawful sales and undermines their significant investment in legitimate distribution channels. In many instances, our duty-paid products compete with products smuggled from a lower excise tax jurisdiction (for which duty in the country of sale has not been paid). As our margins are typically higher in jurisdictions with higher excise taxes, this substitution puts downward pressure on our margins.

Due to our strong global market position, we are a target for counterfeit activity. We have previously identified and reported counterfeiters of our branded products to national and international authorities. We regularly engage a network of specialist anti-counterfeiting investigators world-wide – including in KSA, the UAE and across Europe – leading to successful police and customs raids, and we maintain a vetted network that can be rapidly mobilized in response to any increases in counterfeiting. However, there is no assurance that we will be able to detect or stop sales of illicit products. Any failure to track and prevent illicit trades, or a rise in such activities, could have a material adverse effect on our business, results of operations and financial condition.

The long-term health effects of shisha, as well as newer heat-not-burn nicotine inhalation products, remain largely unstudied by the scientific community. Consequently, we may face potential claims regarding the health consequences associated with the use of these products, and insurance for such claims is unavailable or limited.

Most of our products contain nicotine, a chemical compound that has been proven to be highly addictive. In addition, consumption of our traditional flavored molasses products involves by-products produced during shisha through charcoal, such as carbon monoxide, which have been identified as harmful to human health. We have conducted independent scientific research, which suggests that consumption of our traditional flavored molasses products results in significantly fewer amounts of harmful toxicants than those commonly found in other tobacco inhalation products, but there is a lack of comprehensive scientific studies on the long-term health effects of shisha and novel heat-not-burn products, such as electronic cigarettes, vaporizers and modern oral pouch products. Currently, there is no way of knowing whether these products are safe for their intended use when used long-term. By contrast, there are extensive studies conducted on the harmful toxicants that result from the use of cigarettes. If the scientific community were to determine conclusively that use of any or all of these products poses long-term health risks, market demand for these products and their use could materially decline. Such a determination could also lead to litigation and significant regulation.

Historically, tobacco companies have faced litigation and claims for damages from both smokers and governmental authorities. While we have not yet encountered claims related to the health consequences of our products, we may face such claims in the future, similar to other manufacturers of tobacco-inclusive products. The insurance industry generally does not insure against such claims, and we do not have any insurance to potentially offset some or all of the costs of defending such claims or any resulting judgments. In addition to product liability, tobacco companies may face consumer fraud and failure-to-warn claims, for which insurance coverage may be unavailable. Should such claims arise, they could lead to costly litigation, demand significant management attention and result in substantial liabilities in the event of an adverse outcome or settlement. Beyond health-related cases, we may also face litigation related to product quality issues, potentially leading to product liability claims. These scenarios could materially and adversely affect our business, financial condition and operational results.

Our product distribution in certain jurisdictions depends on sole distributor arrangements that are exclusive in practice, and the loss of these arrangements could have a material adverse effect on our business.

In certain jurisdictions, including Egypt, Iraq, Jordan, Lebanon, UAE, KSA, Libya, Djibouti, Somalia, Ethiopia, Malaysia, Kuwait, Bahrain, India, Serbia and Nigeria, we rely on sole-distributor arrangements with local distributors. These distributors possess significant local knowledge and are our primary point of contact for retailers and on-premises channels. In certain other markets, we believe our distribution is effectively exclusive due to dominant tobacco-distribution platforms serving as the distributor of our products, such as Logista’s tobacco-inclusive product distribution in Spain. Our continued success and future growth depend in part on maintaining these relationships, some of which are not governed by binding, enforceable contracts. For example, a sole distributor may terminate, not renew or fail to perform under its arrangement, and the pool of alternative distributors in any given market may be limited, especially in markets with dominant distribution systems, such as Spain. It could be difficult for us to replace these relationships on commercially reasonable terms, or at all, and seeking alternate relationships could be time consuming and result in interruptions to our business. For example, Khaleel Mamoori is affiliated with our sole distributor in Egypt, Iraq and Libya. There can be no assurance that this arrangement or other similar distribution arrangements will continue on current terms or that a replacement could be secured without disruption to our business.

In addition, in certain jurisdictions, such as Kuwait, local commercial agency or other similar laws may restrict our ability to terminate, not renew or materially modify the terms of existing distribution arrangement with local distributors, making it difficult and costly to modify existing distributor arrangement. Such laws may limit our strategic flexibility, prolong underperformance in affected markets, expose us to disputes and potential damages, delay onboarding of alternative distributors and contribute to inventory build‑ups, revenue shortfalls and loss of market share.

Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

The financial and business performance of our novel inhalation devices and smoke-free products are less predictable than our traditional flavored molasses.

Novel nicotine products have been introduced to the market over the past fifteen years, are at a relatively early stage of development and commercialization compared to “traditional” tobacco products and represent the core components of a market that is evolving rapidly, highly regulated and characterized by a number of market participants. Novel nicotine products include smoke-free products (such as our Al Fakher branded nicotine pouches), e-cigarettes/vapes and other new inhalation devices (such as OOKA, VANT and Crown vapes) and products containing CBD, other types of cannabinoids and herbal/botanical ingredients. Rapid growth in the use of, and the interest in, these products is recent and may not continue on a lasting basis. The long-term demand trends and market acceptance for these products are subject to a high level of uncertainty. Therefore, we are subject to all of the business risks associated with a new enterprise in an evolving market. The pace at which adult smokers adopt them may vary, depending on the competitive, regulatory, fiscal and cultural environment, and other factors in a specific market. There may be periods of accelerated growth and periods of slower growth for these products, the timing and drivers of which may be more difficult for us to predict versus our mature traditional flavored molasses business. The impact of this lower predictability on our projected results for a specific period may be significant, due to geopolitical or macroeconomic events that negatively impact novel product availability or adoption, which in turn may have a material adverse effect on our results of operations. Continued evolution, uncertainty and the resulting increased risk of failure of our new and existing product offerings in the novel nicotine product space could have a material adverse effect on our ability to build and maintain market share and on our business, results of operations and financial condition. Further, there can be no assurance that we will be able to continue to effectively compete in the novel nicotine and cannabinoid products marketplace.

We face intense competition, and our failure to compete effectively could have a material adverse effect on our profitability and results of operations.

We operate in highly competitive markets, and our failure to compete effectively could materially and adversely affect our profitability and operational results. Our competitors include regional flavored molasses producers as well as a number of smaller, local producers. In the broader nicotine industry in general, some of our competitors and potential competitors benefit from significantly greater financial resources, enabling them to potentially outperform us in innovation and business investments. Furthermore, consolidation in our industry through mergers and acquisitions could alter market dynamics and shift competitive power in ways that disadvantage us.

We face indirect competition from other heat-not-burn or nicotine-inclusive inhalation products, which are also supported by resource-rich companies. In addition, certain of our target customers are also pursued by producers of other inhalation products, including e-cigarettes/vapes and nicotine pouches, which creates competition that may lead customers to substitute our key products with alternative inhalation products from competitors. Furthermore, if our competitors develop products, without infringing on our intellectual property, that are less expensive, safer or otherwise more appealing than our offerings or that reach the market before ours, we may not achieve continued commercial success. Our competitors may render our technologies obsolete by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages that we believe we derive from our research approach and proprietary technologies.

As an operator of shisha‑focused e‑commerce websites, we also compete with other online retailers offering flavored molasses, hookah devices and heat‑not‑burn or nicotine‑inclusive inhalation products, as well as with traditional offline retail channels. Competitive pressures in both online and offline distribution may limit our ability to grow, compress margins and increase customer acquisition costs.

We believe our principal competitive strengths in the shisha market include brand reputation, product quality and consistency, a diverse product range across traditional and modern flavors and scale benefits from our size and geographic reach. However, we may not be able to maintain a competitive edge on all these fronts against current or future competitors. To remain competitive and retain consumer loyalty, we must effectively market and competitively price our flavored molasses products. We face potential downward pricing pressures, increased marketing expenditures and the risk of losing market share, all while navigating rapidly changing customer preferences. See also “—Customer preferences are constantly evolving, and we may fail to develop new products that meet these changing preferences or fail to anticipate shifts in demand.” In this competitive landscape, we may also be compelled to raise prices due to increased costs of goods sold, such as tobacco and other raw materials, direct labor costs or other uncontrollable factors. Such price increases could lead to reduced sales volumes or a shift in sales to lower-margin products, either of which could materially and adversely affect our business, financial condition and operational results.

Our ability to compete effectively also depends on our capacity to innovate through research and development and to respond in an efficient and timely manner to technological changes and evolving industry standards. Rapid change in our industry places significant demands on our product development capabilities, and there is no assurance that we will continue to adapt successfully. Newly developed products, brands or flavors may compete directly with our existing portfolio rather than creating incremental demand. Our R&D priorities are based on our current views of future technological trends, regulatory developments and consumer preferences, which may prove inaccurate. Even if we implement our R&D plans as intended, they may not yield the expected results or benefits. Failure to achieve the desired outcomes from our R&D efforts or to respond effectively to technological changes and evolving industry standards could materially and adversely affect our business, financial condition, profitability and results of operations.

We rely on specific third-party suppliers and manufacturers for our flavoring ingredients and technology components.

We rely on specific third-party manufacturers to produce flavoring ingredients, which we further process to develop our proprietary shisha flavors. As flavoring ingredients can vary significantly among manufacturers, any disruptions in our relationships with these flavoring manufacturers, failures to renew manufacturing agreements, inability or unwillingness by any supplier to produce sufficient quantities of flavoring ingredients in a timely manner or in compliance with current or new regulatory requirements could significantly impact our ability to maintain our product volume and quality

In addition, we also rely on third-party manufacturers to produce the individual components of our devices, including OOKA, VANT and our vapes. Due to the manufacturers’ specialized knowledge of our processes and specifications, replacing them or transitioning to new manufacturers would be difficult and time-consuming. While we have entered into long-term supply contracts with these third-party manufacturers, there is no guarantee that we will be able to renew these contracts on the same terms, if at all, or that the manufacturers won’t seek to terminate the supply contracts in place. For example, under the OOKA supply agreement, either party may terminate the agreement with twelve months’ written notice to the other party. Any disruptions in our relationships with these third-party manufacturers could hinder our ability to grow OOKA sales volumes.

To continue selling our products in the event of a disruption to our supply of flavoring ingredients or device components, we would need to identify new suppliers or producers that meet our stringent flavor and product requirements while also complying with applicable regulatory requirements. However, only a limited number of suppliers may be capable of producing our products at the necessary specifications and volumes. Locating and approving such alternative sources could be costly and time-consuming. Additionally, we may not be able to negotiate pricing or other terms with new suppliers as favorably as with our existing ones, or possibly at all. Furthermore, there is no assurance that a new third-party supplier could accurately replicate the production process and taste profile of the flavoring ingredients we currently use.

In addition, many of our existing and potential third-party suppliers and manufacturers also supply similar flavor ingredients to other companies, including our competitors. To protect our flavors, our supply agreements with flavor ingredient suppliers include exclusivity provisions that prohibit those suppliers from selling to third parties the specific combinations of flavor ingredients developed for and supplied to us. However, these provisions do not eliminate the risk that suppliers may prioritize or favor our competitors, allocate capacity away from us, delay our orders or disclose or misuse our proprietary information despite contractual exclusivity obligations. If any of our flavor ingredient suppliers do not comply with our exclusivity requirements or otherwise favor our competitors, our ability to source ingredients at required quality, volumes and cost could be impaired.

Any of the foregoing could materially and adversely affect our business, results of operations and financial condition.

We may encounter significant challenges in securing adequate supplies of tobacco leaf and other raw materials due to fluctuations in availability or prices, which could have a material adverse effect on our business, financial condition and results of operations.

The availability and pricing of key raw materials in our products, including tobacco leaf, fructose, glycerin (which contains palm oil) and flavor ingredients are subject to fluctuations influenced by various external factors, including the limited number of geographies in which tobacco leaf can be produced, climate and weather-related events such as droughts and floods, natural disasters, increasing demand for land and natural resources, rural poverty, social inequality, aging farmer populations, currency fluctuations, supplier capacity constraints, competitive demand from other industries, the availability of complementary and substitute materials, regulatory restrictions and other general economic conditions. These factors pose risks to our supply chain, potentially restricting the availability and increasing the cost of materials for our products.

There can be no assurance that the essential raw materials we require to manufacture our products will remain available at commercially reasonable rates in the future. If raw material prices increase, we may be unable to pass these additional costs to our customers in a timely manner, or at all, as we do not have a contractual right to do so. Failure to mitigate increased costs could result in lower margins, customer loss and revenue reductions.

In particular, tobacco leaf constitutes a substantial portion of our raw material costs, and we purchase significant volumes of packed leaf each year from Europe and India. For the year ended December 31, 2024 and 2023, tobacco leaf constituted 32% and 25% of our total raw material costs, respectively. Tobacco production in certain regions, including Europe, where we have historically concentrated our sourcing, is subject to stringent farming and production regulations and increasing competition for arable land from other agricultural commodities. These controls and competition can further constrain tobacco leaf production, raising prices and reducing supply, which may make it harder for us to meet our volume, quality and ESG compliance requirements.

This restricted availability of tobacco leaf may also impact the quality of our flavored molasses and our ability to meet consumer needs. Our commitment to ESG priorities may limit our sourcing options, creating supply-demand imbalances and potentially increasing tobacco prices. Additionally, tobacco leaf prices tend to be cyclical, influenced by supply and demand in growing regions in addition to weather patterns. Weather variations can also affect crop quality and supply, leading to price changes. These price fluctuations could have a material adverse effect on our business, financial condition and results of operations.

Our results of operations can be adversely affected by a decrease in consumer disposable income, which is subject to general economic conditions.

Consumer purchasing habits for inhalation products are historically affected by general economic conditions, such as changes in employment, salary and wage levels, the level of consumer confidence in prevailing and future economic conditions and tax regimes. Our products are considered elastic goods, similar to other premium goods, meaning reduced disposable income can lead to a relative reduction in demand. This is particularly relevant as a significant percentage of our consumers purchase our products through on-premises channels, which typically experience decreased demand during periods of macroeconomic stress. Consequently, our results are closely tied to general economic conditions and could be adversely affected by any deterioration in the economic environment of our markets.

Despite recent improvements in global economic conditions, the outlook for the global economy remains uncertain, with certain markets potentially not achieving forecasted growth. This uncertainty is exacerbated by increased global tariffs and ongoing geopolitical conflicts, such as the Russia-Ukraine conflict and conflict in the Middle East, which led to severe political, social and economic consequences. These tensions have contributed to surges in energy and transportation prices, driving inflationary pressures and increasing our input costs, while simultaneously limiting our customers’ disposable income. As a result, our customers may change their purchasing habits, spend less on non-essential goods or substitute our products with cheaper alternatives, adversely affecting our operational results.

Continued instability and unrest in the Middle East and Africa, or the escalation of armed conflict, may materially and adversely affect our business, financial condition, results of operations and prospects.

We have extensive operations in the MEAA and have generated 67.4% and 64.6% of our revenue for the years ended December 31, 2024 and 2023, respectively, in the region.

The Middle East and Africa have experienced, and continue to experience, political unrest, armed conflict and civil disturbances in several countries, including Egypt, Iraq, Libya, Syria, Tunisia and Yemen. This unrest has ranged from public demonstrations to armed conflict and civil war and has given rise to several regime changes, sanctions impositions and increased political uncertainty across the region. It is not possible to predict the occurrence of events or circumstances such as civil unrest, war or other hostilities or sanctions or the impact that such events or occurrences might have on the region. The Middle East is currently affected by numerous armed conflicts including those in Yemen, Syria, Lebanon, Iraq and Israel/Gaza, as well as conflicts with militants associated with the Islamic State. From late 2023 until the recent ceasefire in October 2025, the Israel-Gaza conflict resulted in ongoing hostilities that also involved Lebanon and Iran. During this time, the Yemeni Houthi militia intensified attacks on commercial vessels in the Red Sea and Gulf of Aden. These attacks have disrupted global shipping, with many vessels rerouting around the Cape of Good Hope, significantly increasing transit times and costs. Although there is currently a ceasefire in place, there can be no assurance that this ceasefire will continue. The ongoing instability has also contributed to surging insurance premiums, persistent supply chain disruptions and heightened risks of regional escalation. The risk of further escalation or spread of conflict within the region remains significant.

Political developments and instability in the Middle East may adversely affect our operations, supply chains and the broader economic environment in which we operate. For example, during the aforementioned Houthi attacks in the Red Sea, we were caused to reroute our KSA shipments from the Port of Jeddah to the Port of Dammam. In addition, investor sentiment toward companies with significant operations in the Middle East may be negatively impacted by geopolitical events, regardless of whether our business is directly affected.

Although the UAE, where we are headquartered, has generally maintained domestic stability and positive international relations, there can be no assurance that the UAE will not be impacted by regional instability, armed conflict or terrorist activity. Any escalation of conflict or terrorist incidents in or affecting the UAE, or increased regional geopolitical instability, could adversely affect the UAE’s economy, its attractiveness for foreign investment, its ability to engage in international trade and its tourism industry. These factors could, in turn, have a material adverse effect on our business, financial condition, results of operations and prospects.

Furthermore, the UAE is dependent on expatriate labor, including both unskilled laborers as well as highly skilled professionals in a range of industry sectors, and has made significant efforts in recent years to attract high volumes of foreign businesses and tourists. Increased regional instability or security threats could make the UAE more vulnerable to economic and operational disruptions and could negatively impact our ability to attract and retain talent, conduct business and achieve our strategic objectives.

Our business operations could be adversely affected by terrorist attacks and political instability, and other events beyond our control.

Ongoing armed conflict, insurgency, and political instability in parts of the Middle East and North Africa (“MENA”), including Syria and Iraq, continue to depress consumer sentiment and disrupt normal commercial activity. Designated foreign terrorist organizations and affiliates, including ISIS (also known as ISIL or Da’esh) and al‑Qaeda, have claimed responsibility for attacks in several MENA countries and beyond. While some groups have lost territory or capacity, the risk of renewed attacks, cross‑border incidents, and related security disruptions remains elevated and unpredictable. The region has also experienced domestic unrest, including protests, factional violence and separatist or militia activity, which can escalate and spread.

Our business, financial condition, results of operations or liquidity could be adversely affected if such terrorist activity heightens and spreads into cities and countries where we operate. Changes in sanctions, counter‑terrorism, anti‑money‑laundering, export‑control, or financial‑institution de‑risking practices could further limit transactions in affected markets and increase compliance costs.

We do business in locations where we are exposed to a greater-than-average risk of adverse sovereign action.

We do business in locations where we are exposed to a greater-than-average risk of adverse sovereign action, including overt or effective expropriation or nationalization of property. Furthermore, relatively high commodity prices and other factors in recent years have resulted in increased resource nationalization in some countries, with governments repudiating or renegotiating contracts with, and expropriating assets from, companies that are producing in such countries. Governments in these countries may decide not to recognize previous arrangements if they regard them as no longer being in the national interest. Governments may also implement export controls on commodities regarded by them as strategic or place restrictions on foreign ownership or operation of strategic assets. Governments of the countries in which we operate may adopt nationalization, expropriation, or export control policies going forward. Expropriation of assets, renegotiation or nullification of existing agreements, leases or permits by the governments of countries in which we operate, could each have a material adverse effect on our business, results of operations, financial condition and/or prospects.

Additionally, although not direct sovereign actions, certain countries have passed laws to favor their own economic growth. For instance, since 2023, KSA no longer signs contracts with foreign companies that do not have regional headquarters in the kingdom. If the governments of countries in which we operate create similar requirements, we could be required to expend additional resources to meet such requirements. This could adversely affect our business, results of operations, and financial condition.

We operate in regions where corrupt behavior exists that could impair our ability to do business in the future or result in significant fines or penalties.

We do business, and may continue to do business in the future, in countries and regions where governmental corruption has been known to exist, and where we may face, directly or indirectly, corrupt demands by officials, or the risk of unauthorized payments or offers of payments by one of our employees, consultants, sponsors or agents. Our existing anti-corruption safeguards and policies and any future improvements thereon may prove to be not fully effective in preventing such unauthorized payments, and our employees and consultants may engage in conduct for which we might be held responsible. While we are committed to conducting business in a legal and ethical manner, there is a risk of violating applicable anti-corruption regulations that generally prohibit the making of improper payments to foreign officials for the purpose of obtaining or keeping business. Violation of these laws may result in severe criminal or civil sanctions or other liabilities that could materially damage our reputation and, therefore, our business, results of operations and financial condition.

Because we have operations and sales in numerous countries, we may be impacted by economic, regulatory and political developments, natural disasters and conflicts.

We have production and storage facilities across North America, Europe and the Middle East, and sell our products in over 90 markets worldwide. Our operations are therefore subject to many of the risks inherent in international business activities, including, among others:

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Generally adverse economic conditions, including macroeconomic weakness, recessions, inflation, higher interest rates and reduced consumer confidence;
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Compliance with a complex variety of legal and regulatory requirements at national, federal, state and local levels, including labeling or health warnings, use restrictions, premises licensing, occupational health and safety, product stewardship and packaging rules;
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Multiple taxation regimes, including customs duties, excise tax, import tariffs, value-added taxes, environmental levies, transfer pricing challenges, withholding taxes, retroactive audits and tariff or classification disputes;
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Fluctuations in currency exchange rates and limited availability or effectiveness of hedging;
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Variance in pricing restrictions, including retail caps, minimum pricing and margin controls;
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Political instability, including sanctions and export‑control regimes, regime change, civil unrest or conflict, supply‑chain and logistics disruption, travel or tourism weakness, market‑access limits, expropriation risk and safety concerns;
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Natural disasters and climate‑driven extreme weather (earthquakes, floods, wildfires, storms), resulting in facility damage, utility outages, transportation delays and inventory loss;
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Foreign exchange controls and restrictions on dividend remittances and intercompany settlements;
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Import and export restrictions and non‑tariff barriers, including quotas, local‑content rules, product registrations, pre‑shipment inspections, customs/port delays and tightened enforcement;
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Supply chain and commodity risks, including availability and cost of key ingredients and limited qualified local substitutes;
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Data, privacy and cybersecurity obligations, including data‑localization, licensing/approvals for IT systems and heightened risk of cyberattacks affecting operations and customer data;
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Labor, mobility and immigration constraints, including work‑permit limitations, wage/benefit mandates and skills or staffing shortages; and
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Public‑health measures affecting indoor air or air‑inhalation rituals, including temporary closures, capacity limits and emergency orders that restrict operating hours or on‑premise consumption.

Any of the above risks could result in a material adverse effect on our business, financial condition and results of operations.

We are subject to credit risk with respect to our customers.

Our business is subject to the risks of non-payment and non-performance by our customers. As of December 31, 2024 and 2023, we had provided a total of $79.1 million and $109.6 million, respectively, of credit to counterparties on standard terms, including $17.6 million of which is subject to litigation. We manage our exposure to credit risk by limiting our trade credit to creditworthy counterparties, counterparties, which are assessed based on certain criteria by our Treasury and Credit Risk Committee (comprised of senior management within our business). However, we cannot fully eliminate customer credit risk, and to the extent that our policies and procedures prove to be inadequate, this could negatively affect our financial condition and results of operations. In addition, some of our customers, particularly in emerging markets, may be subject to their own operating and regulatory risks and, even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with such parties. We maintain credit insurance only in certain markets, depending on availability. In cases where credit insurance is not available, we request upfront payment when possible. If our customers fail to fulfill their contractual obligations, our business, financial condition and results of operation may be materially adversely affected.

We rely on third parties for transportation of our supplies and finished products, and any disruption in their services or increase in costs could adversely affect our business, results of operations, financial condition and/or prospects.

Our business requires significant movement of raw materials, packaging materials and finished products by ground and sea transportation. We contract with third-party contractors for the transportation and delivery of most of our products, and such contractors operate beyond our direct control. Any delays in delivery or poor handling by distributors and/or third-party transport operators of our raw materials, packaging materials or finished products may affect our sales or damage our reputation. Interruptions in the supply chain, the distribution of raw materials or packaging materials to us or the delivery of finished products to customers

—and poor handling of materials or products in transit—could interrupt our business, delay shipments to customers, cause losses, damage our reputation and have a material adverse effect on our results of operations, financial condition and/or prospects. While we believe we are adequately insured and would attempt to transport our products by alternative means if we were to experience a disruption, including due to a strike, natural disaster or otherwise, we cannot guarantee that we would be able to do so, or succeed in doing so in a timely and cost-effective manner.

Our strategy to enter new product segments or markets and/or acquire new businesses, including our ability to successfully integrate newly acquired businesses, may fail or may be less successful than anticipated.

As part of our growth strategy, we pursue opportunities to enter new product segments and acquire, invest or partner via joint venture or alliance in complementary businesses that may increase our margins, improve our distribution capabilities or expand our product offering. For example, we launched OOKA, our charcoal-free, electrically heated hookah device in 2023, and recently introduced VANT in selected markets in November 2025. In July 2025, we introduced Al Fakher x Cookies, our first lifestyle collaboration launched in the United States. Additionally, in November 2025, we announced the collaboration between Al Fakher and Snoop Dogg and the launch of Crown Switch in Germany, which is our next‑generation, pod‑based rechargeable platform positioned as a higher‑caliber device offering enhanced performance and user control. In December 2025, we announced the acquisition of NameLess, one of Germany’s most recognized and trusted brands for premium flavored molasses products. In 2022, we acquired two e-commerce businesses focused on shisha consumption to expand our distribution channels. We have also partnered with Fox Electronics LLC (“Fox Electronics”) for the development of our series of Crown vapes generally and Greentank Technologies for the development of Crown Switch vapes in addition to VANT. There can also be no assurance that our collaborations will be successful; that we will be successful in completing business acquisitions or that we will succeed in integrating acquired companies. Some historical acquisitions have proven challenging to integrate into our business, and we have incurred write-downs and restructuring charges in connection with certain of our past acquisitions.

Our ability to successfully identify and complete further acquisitions will depend on many factors, including:

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the availability of suitable acquisition opportunities;
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our ability to obtain any required financing on acceptable terms;
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the level of competition from other companies, some of which may have greater financial resources;
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our ability to value potential acquisition opportunities accurately and negotiate acceptable terms; and
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our ability to obtain approvals and licenses from the relevant governmental authorities and comply with applicable laws and regulations without incurring undue costs and delays.

In addition, our debt burden may increase if we borrow funds to finance any future acquisition, which could have a negative impact on our cash flows and our ability to finance our overall operations. Acquisitions may also divert significant management time and attention from the ongoing development and operation of our business. Even if completed, acquisitions may be difficult to integrate, may involve unforeseen risks and liabilities, and may fail to deliver expected benefits. Any of these factors could adversely affect our ability to identify and complete further acquisitions on favorable terms or at all. If we negotiate acquisitions that are not ultimately consummated, such negotiations could divert management time from central business activities and result in significant out-of-pocket costs.

We may pursue the development of new products or acquisition targets based on market research and assumptions that may prove inaccurate. The success of future acquisitions, new product launches or market expansions may be affected if we fail to adequately assess the legal risks or commercial aspects of an acquisition target or new opportunity, including with respect to revenue projections, competitor dynamics, regulatory constraints, liabilities, including tax liabilities and margin analyses. For example, demand for OOKA, VANT or other new offerings may be lower than expected, pricing, margin and competitive dynamics may differ and our new products may cannibalize existing offerings. Although we conduct due diligence investigations and market research prior to each acquisition or launch, there can be no guarantee that we will discover all operational deficiencies or material liabilities of an acquired business for which we may be responsible as a successor owner or operator, or that our market research will be accurate or complete. In addition we have found the integration of some historical acquisitions to be challenging, in part, due to the maturity of our capabilities at the time, and while we have invested considerably in building and improving in-house capabilities in the past five years, it cannot be guaranteed that future acquisition targets will be integrated successfully or efficiently, or that there are no legacy liabilities outstanding for previously acquired businesses. We have in the past and may in the future be required to take write-downs and restructuring charges in connection with acquisitions that we have made or may make in the future. Actual developments may differ significantly from our expectations, particularly in areas where data are limited or evolving. As a result, our investments in new products, markets or acquisitions may not yield anticipated returns, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our results of operations may be affected by foreign exchange rate fluctuations.

We currently conduct our business across multiple jurisdictions, including the Americas, Europe and the Middle East. Our businesses are therefore subject to risks normally associated with international operations, including currency fluctuation risks.

Our transactional exposure to foreign exchange risk relates mainly to sales denominated in currencies other than the U.S. dollar and other currencies pegged to the U.S. dollar. For the year ended December 31, 2024, 98.5% of our revenue was denominated in hard currencies, principally USD, EUR and USD‑pegged currencies. Furthermore, currency fluctuation could increase the prices for our products in certain geographies in which we operate, which could negatively impact sales in these markets and harm our financial condition and operating results. For example, a strengthening of the U.S. dollar could lead to pressure on African markets due to potential price increases.

In addition, we evaluate exchange rate risks from time to time and hedge our risks by entering into financing agreements in the currency to which we are exposed and by using financial exchange rate derivative instruments, particularly in relation to the euro. Our foreign currency hedging strategies may not adequately protect our results of operations or balance sheet position from the effects of exchange rate fluctuations, which may result in losses or may limit any benefit that we might otherwise receive from favorable movements in exchange rates. Any significant adverse fluctuations in currency exchange rates could have a material adverse effect on our business, financial condition and results of operations.

Work stoppages, workplace injuries and other labor matters could have a material adverse effect on our business, financial condition and results of operations.

While we strive to maintain good relationships with our employees and their unions, such relationships may not continue to be amicable and we may be affected by unionization efforts, strikes, plant closings or other types of conflicts with labor unions or employees. Currently, our employees are not members of unions or similar labor organizations, except for those in Spain and anticipated to also be in Germany. Any increase in union representation, collective bargaining activity or other forms of employee representation could increase our labor costs, reduce operational flexibility and impose additional procedural requirements that delay or constrain business initiatives.

In Germany, certain employees have initiated a works council (Betriebsrat) election administered by an elected electoral board. Once constituted, a works council would have statutory information and consultation rights on workplace matters. Compliance with these obligations may require significant management time, add administrative steps and costs and increase the complexity and duration of initiatives involving our German workforce. These processes could delay or limit strategic actions, including reorganizations, workforce reductions, changes to working conditions and the implementation of new technologies, policies or shift patterns. Engagement with the works council may also lead to prolonged consultations or disputes and reduce managerial flexibility, any of which could adversely affect our operations and financial results.

In Spain, our employees are subject to the 2024 Advertising Agreement (Convenio Colectivo de Publicidad 2024) and applicable provisions of the Workers’ Statute. Spanish collective bargaining agreements establish mandatory minimum terms deemed incorporated into individual employment contracts and often regulate wages, working time, overtime, paid leave, job classifications and notice periods, among other conditions. Where no company-level agreement exists, an industry or regional agreement typically applies by default. Spanish law also imposes specific procedures and thresholds for collective dismissals and requires consultations with employee representatives, which can be lengthy and uncertain and may result in severance costs, reinstatement risks, or litigation exposure. Individual dismissals also carry potential severance liabilities and challenges for cause that can result in additional costs if deemed unfair. Renewals of, or changes to, collective bargaining agreements, or changes in their interpretation or scope, could further increase labor costs, constrain efficiency initiatives and limit our ability to adapt staffing or shift patterns to operational needs.

Labor actions by the employees of third parties could also adversely affect us. Work stoppages or slowdowns experienced by customers, suppliers or distributors could result in lower demand for our products or a lack of supplies and, therefore, slowdowns or closures of our production facilities and/or inability to supply our markets. If we, or one or more of our customers, suppliers or distributors were to experience a work stoppage, it could have a material adverse effect on our business, financial condition and results of operations.

We operate facilities which require the use of heavy machinery and other forms of industrial equipment that increase health and safety risks, including risks of personal injury or death. There could be future accidents or incidents suffered by our employees, contractors or other third parties at our facilities. In turn, these incidents could result in legal disputes or government investigations, which could further lead to fines, penalties, criminal sanctions and other damages, and cause harm to our reputation and brand image. Such events could have a material adverse effect on our business, operations, prospects, financial condition and results of operations.

A prolonged disruption to our production and storage facilities as well as third-party manufacturing facilities could have a material adverse effect on our business, financial condition and results of operations.

A prolonged disruption or shut‑down at one or more of the facilities where our products are produced or stored—whether operated by us or by third parties—could limit our ability to meet customer demand and adversely affect our operating performance. Our production sites, warehouses and key third‑party manufacturing and logistics facilities are vulnerable to events beyond our control, including natural or man‑made disasters, equipment malfunction or mechanical failure, widespread outbreaks of acute illness, contamination or other quality incidents, extended or extraordinary maintenance, supply chain constraints, acts of terrorism or organized crime, windstorms or other severe weather and directives or restrictions from government agencies. Any such event could disrupt operations, reduce production capacity, delay production and shipments, and require significant expense to repair or replace affected facilities. As a result, we could forgo revenue opportunities, lose customers or market share, suffer damage to our reputation and experience a material adverse effect on our business, financial condition and results of operations.

We seek to mitigate business interruption risk through a diversified production and supply base, safety stocks of key raw materials and maintaining production expansion capabilities across our facilities. However, these measures may be insufficient or ineffective, our disaster recovery planning may not prevent business disruption, and reconstruction of damaged facilities could require significant time and cost. Although we carry insurance to cover losses at production sites and business interruption, there can be no assurance that such losses will be fully covered under our policies or that insurance proceeds will be timely received. See also “—Our insurance coverage or other liability protections may be unavailable or inadequate to cover all of our significant risks or our insurers may deny coverage of or be unable to pay for material damage we incur.”

Additionally, because we lease a number of our production facilities and storage warehouses, we are exposed to lease renewal and cost risks. There is no guarantee that we will be able to secure future leases on favorable terms. In certain jurisdictions, such as the Ajman Free Zone in the UAE, leases are limited to one‑year terms and require annual renewal. Although we have successfully renewed such leases in the past, failure to renew, or renewal on unfavorable terms, could necessitate relocations, cause downtime, increase rents and capital expenditures and require new permits or approvals, any of which could materially and adversely affect our business, financial condition, results of operations and cash flows.

We have in the past and may in the future enter into transactions with related parties.

From time to time, following disclosure in line with internal governance policies and the requisite board approvals, we have entered and may enter into arm’s length transactions with affiliates that may be considered related party transactions. For example, we have in the past entered, and may in the future continue to enter, into transactions with entities controlled by Khaleel Mamoori, a current director of AIR, who was the beneficial owner of approximately 10% of AIR’s outstanding share capital for the years ended December 31, 2024 and December 31, 2023. Sales to entities controlled by Mr. Mamoori, such as certain third-party manufacturers and distributors of our products in Egypt, Iraq and Libya, including royalties, constituted $83.0 million of AIR’s revenue for the year ended December 31, 2024 (or 22.1% of total revenue for the same period). We also partner with his affiliates for our vape products. Any disputes with this shareholder could have an adverse impact on our business. See also “—Our product distribution in certain jurisdictions depends on sole distributor arrangements that are exclusive in practice, and the loss of these arrangements could have a material adverse effect on our business.”

We disclose all material related party transactions in our financial statements and require board approval to enter into such related party transactions. See Note 35 to the financial statements of AIR Limited as of and for the year ended December 31, 2024 for further disclosure on our related party transactions. See also “Certain Relationships and Related Party Transactions -- AIR Related Party Transactions.” In addition, we maintain robust internal governance procedures whereby we screen every agreement we enter into to determine if it is an affiliate transaction by cross-checking the party to our list of affiliates. In the event a counterparty is an affiliate, we work closely with our controllership and corporate governance teams to ensure that transactions are conducted at arm’s length. Although our corporate governance guidelines require that we engage in any related party transactions on an arm’s length basis, there can be no assurance that the terms of any such transactions will be as favorable to us as would be the case had they not been with related parties. The appearance of conflicts, even if such conflicts do not materialize, might adversely affect the public’s perception of us, as well as our relationship with other companies and our ability to enter into new relationships in the future, including with competitors of such related parties, which could harm our business and results of operations.

Our insurance coverage or other liability protections may be unavailable or inadequate to cover all of our significant risks or our insurers may deny coverage of or be unable to pay for material damage we incur.

We maintain insurance policies with respect to certain operating risks, including damage to property (such as buildings, plants, machinery and stock, including as a result of catastrophic events like fire, flood, storms and earthquakes), industrial accidents and directors’ and officers’ liability. There can be no assurance that the level of insurance we maintain is appropriate for the risks to our business or adequate to cover all potential claims. Certain types of losses may not be covered by our insurance policies and may be either completely or partially uninsurable or not insurable on commercially reasonable terms.

We may face claims regarding the health consequences associated with the use of tobacco-inclusive products that may not be covered by insurance. See also “—The long-term health effects of shisha, as well as newer heat-not-burn nicotine inhalation products, remain largely unstudied by the scientific community. Consequently, we may face potential claims regarding the health consequences associated with the use of these products, and insurance for such claims is unavailable or limited.” Further, we may not be able to obtain future insurance coverage at current levels or at all, and our premiums may increase significantly on the coverage that we maintain or obtain in the future.

In some circumstances we may be entitled to certain legal protections or indemnifications from our customers through contractual provisions, laws, regulations or otherwise. However, these protections are not always available, are typically subject to certain terms or limitations and may not be sufficient to cover all losses or liabilities incurred. If insurance coverage, customer indemnifications and/or other legal protections are not available or are not sufficient to cover our risks or losses, it could have a material adverse effect on our financial position, results of operations and cash flows.

If we or our third party service providers fail to protect Confidential Information (as defined below) or experience a security incident, or if unauthorized parties otherwise gain access to our Confidential Information or IT Systems (as defined below), including our customers’ data, partners’ data or other personal data, our reputation may be harmed, demand for services may be reduced and we may incur significant liabilities which would materially and adversely affect our business, results of operations and financial condition.

We rely on computer systems, telecommunications services, hardware, software, technology infrastructure and online sites and networks for both internal and external operations (collectively, “IT Systems”) that are important to the operation of our business, some of which are managed by third parties. These third parties are typically under no obligation to renew agreements and there is no guarantee that we will be able to renew these agreements on commercially reasonable terms, or at all. These IT Systems are used to process, transmit and store electronic information related to our business operations, including confidential information such as trade secrets as well as Personal Information and other data about customers, employees, business partners and others (collectively, “Confidential Information”).

We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and Confidential Information. Any security incident, including those resulting from a cybersecurity attack, phishing or other social engineering attack or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss or destruction of, unavailability of, or unauthorized access to, or use, alteration, disclosure or acquisition of, Confidential Information, resulting in damage to our reputation, litigation (including class actions), regulatory investigations or other liabilities. Cybersecurity attacks are expected to accelerate on a global basis in frequency and magnitude, and the techniques and tools (including artificial intelligence) used to breach security safeguards, circumvent security controls, evade detection and remove forensic evidence are evolving rapidly. Additionally such attacks are increasingly sophisticated and are carried out by groups and individuals with a wide range of motives and expertise, including organized criminal groups, hackers, “hacktivists” and state-sponsored organizations, as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, malicious file attacks, viruses, worms, cross-site scripting, credential abuse, network penetration, denial of service attacks, and as a result of bugs, misconfigurations or other exploited vulnerabilities in software or hardware. In particular, ransomware attacks, including those from organized criminal threat actors, nation-states and nation-state supported actors, are becoming increasingly sophisticated, prevalent and severe, and can lead to significant interruptions in our operations, loss of data and income, reputational loss and diversion of funds, and may result in fines, litigation, investigations and unfavorable media attention. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Moreover, any failures in our IT Systems could generally affect our ability to conduct our business activities.

In addition, we engage third party service providers to store and otherwise process some of our data, including Confidential Information. Our service providers may also be the targets of cybersecurity attacks, malicious software, phishing schemes and fraud. Our ability to impose contractual data security obligations on or monitor our vendors’ and service providers’ data security is limited, and, in any event, third parties may be able to circumvent those security measures, resulting in the unauthorized access to, misuse, acquisition, disclosure, loss, alteration, destruction of or unavailability of our data, including our Confidential Information. Moreover, because we make extensive use of third-party suppliers and service providers, successful cybersecurity attacks that disrupt or result in unauthorized access to third party IT Systems can materially impact our operations and financial results. As a result, we may not be able to address these threats proactively or implement adequate preventative measures, and we may be unable to promptly detect and address any such disruption or security incident, if at all. Additionally, remote and hybrid working arrangements at our company (and at many third party providers) also increase cybersecurity risks due to the challenges associated with managing remote computing assets and the security vulnerabilities in many non-corporate and home networks. Further, any integration of artificial intelligence in our or any third party’s operations, products or services is expected to pose new or unknown cybersecurity risks and challenges. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information. As cybersecurity threats continue to evolve and increase in sophistication, we may be required to make additional investments to safeguard our data and infrastructure. There can be no assurance that such investments will be successful, and any failure to effectively address these risks could have a material adverse effect on our financial position and results of operations. Additionally, our insurance coverage may not be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of our systems.

We rely on a limited number of key executives and employees and may experience difficulty in attracting and hiring qualified new personnel.

Our future performance depends to a significant degree upon the continued contributions of our senior management team, a concentrated group of highly experienced individuals, including managing directors of our operating companies. The loss of any member of our senior management team could harm our ability to operate effectively. To the extent that the services of members of our senior management team are unavailable for any reason, we would be required to hire other personnel to manage and operate our business. There can be no assurance that we would be able to locate or employ such senior personnel with the requisite level of experience on acceptable terms or on a timely basis.

Our future success also depends on our ability to identify, attract, develop and retain qualified employees, including those with long-standing relationships with our suppliers and customers and those with relevant technical expertise. We compete with other companies to recruit and hire from a limited pool of potential employees who have the required skill set and/or industry experience. In addition, training new employees requires a large amount of our time and resources.

We maintain non-compete agreements with certain key personnel. Though our business has not been materially impacted by such personnel resignations in the past, the loss of other such personnel or the loss of such personnel to a competitor, and any resulting loss of operating capability, could harm our business. Our failure to maintain competitive compensation packages may also be disruptive to our business. In addition, we may be unable to prevent the disclosure or use of our technical knowledge, practices or procedures by departed personnel. If we cannot attract, train and retain qualified personnel or retain our senior management, this could have a material adverse effect on our business, financial condition and results of operations.

Our inability to develop, execute and communicate an effective ESG strategy in line with stakeholder expectations may have an adverse effect on us or our reputation, revenue, costs, profits, business, financial condition, results or prospects.

As focus on ESG-related matters from investors, customers, consumers and other stakeholders develops, expectations of our ESG performance continue to evolve in a variety of ways, with stakeholders displaying a range of views on ESG matters. We may face heightened ESG-related reporting requirements, including for our carbon footprint and environmental and climate-related risks, the parameters of which are consistently developing. Alternatively, we may face scrutiny from stakeholders who view our ESG activities do not provide sufficient economic benefit and therefore seek to reduce the resources and efforts we place on such matters. We may fail to implement and maintain internal standards, controls, strategic plans, governance or monitoring and reporting mechanisms required to meet either relevant regulatory requirements or the varied market or stakeholder expectations in this area.

Failure to align the development, execution and communication of our ESG strategy with market and stakeholder expectations could adversely impact our business or reputation and adversely affect investor and stakeholder confidence.

In addition, failure to comply with key ESG-related regulation, including environmental and human rights legislation, could lead to, among other consequences, financial penalties and reputational damage. Laws and regulations requiring human rights and environmental due diligence across supply chains continue to develop in a number of jurisdictions and could apply to us directly or indirectly (e.g. through customer requirements). Even allegations—whether substantiated or not—of non-compliance with ESG-related laws and regulations may adversely affect our reputation. Transitional risks impact us through both increased reporting requirements and the achievement of strategic climate-related objectives. Failure to manage these risks and expectations of wider stakeholder groups could impact our reputation with key stakeholders, including but not limited to, customers, suppliers, investors and financial institutions.

We recognize that the risks associated with the purchase of raw tobacco may also impact our business. We purchase tobacco leaf that is cultivated in countries with high levels of poverty and less advanced agricultural practices. There is a heightened risk of human rights violations and child labor in such countries, particularly where farmers rely on temporary or casual workers or family labor. Our supply chain may therefore present heightened risks of human rights violations, including child labor, forced labor, poor working conditions, and environmental harms, including deforestation and biodiversity impacts, particularly in any higher-risk jurisdictions. Portions of our supply chain may be vulnerable to disruption and leaf prices may increase as a result of efforts to minimize these risks.

Further, employee engagement may also be adversely affected if we fail to uphold appropriate ESG management standards or if such a failure is perceived to have occurred. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Climate change-related physical and transition risks, as well as expanding climate disclosure regimes, may increase our costs, disrupt operations and expose us to enforcement risks.

Changes in weather patterns and an increased frequency, intensity and duration of extreme weather conditions in the areas in which our raw material suppliers, production facilities, customers, distributors and headquarters are located could, among other things, disrupt the operation of our supply chain, increase our product costs and negatively impact consumer spending and/or demand for our products.

These climate and weather events, which may increasingly become more frequent or severe due to the effects of climate change, could result in changes in regulations or consumer preferences, which could in turn affect our business, financial condition and results of operations. In many of the countries in which we operate, governmental bodies are increasingly enacting legislation and regulations in response to the potential impacts of climate change, which may be mandatory obligations and/or have the potential to impact our operations directly or indirectly as a result of required compliance by us, as well as by our raw material suppliers and distributors. In addition, our manufacturing processes may be affected by new regulations in response to climate change. If we are perceived as not taking appropriate steps to mitigate our impact on the environment, this could result in damage to our image and brand, especially in light of the expected increase in climate-related reporting requirements across jurisdictions.

Any of these events could have a material adverse effect on our business, financial condition and results of operations.

An increase in trade barriers, tariffs and trade tensions may adversely affect our operations.

The global policy and trade environment remains fluid and subject to frequent change. Our business is exposed to various trade and regulatory actions that could increase costs, disrupt supply chains, constrain market access, or require changes to our product, pricing or distribution strategies. Antidumping or countervailing duties, customs rulings (including changes to rules of origin), sanctions, export controls or other trade restrictions affecting the UAE or our product categories, along with any retaliatory measures by other countries, could delay or restrict our imports, disrupt logistics, increase working capital needs (including bonding and cash deposit requirements) and necessitate costly supply-chain reconfiguration or duplication of capacity. We cannot predict whether current measures will remain, increase, or be broadened, or whether exemptions or exclusions will be available or sustained. Any of the foregoing could materially and adversely affect our ability to serve U.S. customers, our competitive position, revenues, margins, cash flows, financial condition and results of operations.

Risks Related to Regulatory, Legal and Taxation Matters

Unless the context otherwise requires, all references in this subsection to “AIR,” “we,” “us” or “our” refer to AIR Limited and its subsidiaries.

Our industry faces significant global action by regulatory authorities and scrutiny aimed at reducing or preventing the use of tobacco- or nicotine-inclusive inhalation products, which affects, and in the future may increasingly affect, our product offerings.

Governmental actions, combined with the diminishing social acceptance of smoking certain tobacco-inclusive products, have resulted in reduced tobacco industry sales volumes. We expect significant regulatory developments will continue to take place over the next few years in most of our markets, driven by FDA policies, the European Tobacco Products Directive as well as the World Health Organization’s Framework Convention on Tobacco Control (“FCTC”), an international public health treaty on tobacco with the aim to establish a global regulatory agenda for tobacco. Since it came into force in 2005, the FCTC has led to increased efforts by tobacco control advocates and public health organizations to promote increasingly restrictive regulatory measures on the marketing and sale of tobacco-inclusive products to adult smokers. These restrictive regulations include advertising and marketing bans, disclosure of health risks, restrictions on sale, and encouragement of litigation against tobacco companies and companies producing heat-not-burn and nicotine-inclusive products. Relatedly, tobacco-inclusive products, as well as nicotine-based products, are subject to extensive tax regimes in several jurisdictions, including excise taxes, sales taxes, value-added tax and import duties. Although these regimes most heavily impact cigarettes, there is no guarantee that shisha will not be subject to similar or more extensive tax regimes in the future.

There is no guarantee that the stricter regulation imposed on other segments of the tobacco industry, particularly in relation to bans on flavored tobacco-inclusive products, will not be applied to the manufacture and consumption of flavored molasses products in the future. For example, we are subject to “plain packaging” regulation in certain markets, such as KSA and certain European markets, mandating compliance with government-designed packaging aimed at restricting advertising ability and increasing awareness of health risks. Further, new regulations in the markets in which we operate may limit the sales of our inhalation products or require us to undertake costly changes to the composition of our products and packaging.

In addition, there has been significant global regulatory scrutiny over novel nicotine delivery products, such as nicotine pouches and e‑cigarettes/vapes, since their mainstream adoption. Much of this scrutiny is a result of the levels of youth adoption of flavored e-cigarette/vape products, as measured by the influential National Youth Tobacco Survey in the United States. Nicotine pouches and e‑cigarettes/vapes face rapidly evolving measures around the world, including flavor restrictions or bans, disposable prohibitions, nicotine caps, expanded health warnings and plain packaging, retail licensing, cross‑border advertising limits, age‑verification mandates and shipping restrictions; such measures may require reformulation, limit distribution or necessitate product withdrawals and could indirectly impact our royalty‑based e-cigarette/vape revenues.

Regulators around the world have also proposed significant regulations concerning flavored tobacco‑ and nicotine‑inclusive products, and the WHO continues to call on countries to ban or regulate novel products that contain nicotine from any source. For example, in April 2022, the United States Congress amended the Federal Food, Drug, and Cosmetic Act to clarify that the FDA has the authority to regulate products containing nicotine from any source, which includes synthetic nicotine. A number of states in the United States have also enacted, or are considering enacting, outright bans on flavored tobacco- and nicotine-inclusive products. Though flavored molasses have often been exempted from certain state-wide and/or municipal level bans of flavored tobacco‑ and nicotine‑inclusive products in the United States, such as in California (under the Senate Bill No. 793, which was signed into law on August 28, 2020, and which exempts premium cigars, hookah and loose leaf tobacco from the general prohibition of flavored tobacco products and the flavored liquids (e-liquids) used for vaping), and in the EU (via an exemption provided for in Commission Delegated Directive (EU) 2022/2100 which passed on October 29, 2022), there can be no guarantee that such exemptions will be maintained or that new regulatory actions will not affect our ability to market and sell our product offering.

We also operate a portfolio of e-commerce platforms, including OOKA.com, Hookah.com, Shisha World.com and Shisha.com, which are focused on the marketing and sale of flavored molasses and hookah products and subject to additional regulations.

We are subject to risks associated with international markets, and compliance with existing laws and regulations or changes in any such laws and regulations in the markets where we operate could affect our business.

As we currently market, sell and manufacture our products to more than 90 markets, we face a variety of risks generally associated with doing business in international markets and importing merchandise from these regions, including, among others, changes in the rate of economic growth, political instability resulting in the disruption of trade, trade disputes, expropriation or other governmental action, quotas and other trade regulations, export license requirements, delays associated with customs procedures, including increased security requirements applicable to foreign goods and measures related to global pandemics, social unrest, war, terrorist activities or other armed conflict, imposition of confiscatory taxation or adverse taxes, other charges and restrictions on imports, currency and exchange rate risks, changes in double tax treaties, risks related to labor practices increasing minimum wages and inflationary pressures, national and regional labor strikes, bribery and corruption, environmental matters or other issues in the foreign countries or factories in which our products are manufactured, risk of loss at sea or other delays in the delivery of products caused by transportation problems and increased costs of transportation.

We are also subject to extensive regulatory requirements across the countries in which we operate, covering areas such as production, product liability, distribution, importation, marketing, promotion, labeling, packaging and advertising. Despite our diligent efforts to comply with all applicable regulations, the regulatory landscape, particularly concerning tobacco products, is often complex and open to interpretation. We closely monitor market practices, enforcement trends, and public statements from regulators in our operating markets to guide our compliance efforts. However, there remains a risk that we may inadvertently make errors in compliance or misjudge regulators’ enforcement practices and priorities, potentially resulting in fines and other penalties, especially if regulatory authorities or courts reinterpret existing laws and adjust their enforcement practices. For example, a regulator might challenge or alter the customs classification of our products, causing them to be subject to tobacco-related excise taxes instead of the lower taxes associated with shisha products. Such changes could materially affect our financial condition and operational results.

Governmental bodies in the countries where we operate may impose new regulations affecting packaging, labeling, product information, and production requirements. These regulations could include limitations on the sale, advertising or promotional activities for tobacco-inclusive products, restrictions on retail outlets, and other constraints on marketing, promotion, and distribution. Additionally, there may be restrictions on the locations, times or occasions where tobacco-inclusive products can be sold or consumed, which could directly or indirectly limit our product sales. For instance, in KSA, there is a legal requirement that flavored molasses must be sold in packaging sizes of 250g or larger. Such regulatory measures could impact our ability to market and distribute our products effectively, potentially affecting our sales volumes and financial performance.

We also sell our products and have operations in emerging markets, including, but not limited to, certain countries in the Middle East, Africa and South and Southeast Asia. Our operations in countries with less developed or less predictable legal systems present several risks, including legal uncertainty, bribery and corruption, civil disturbances, economic and governmental instability, differing business and operating practices, differing consumer behaviors and preferences and the imposition of exchange controls. The uncertainty of the legal environment in these countries, in particular with respect to the enforcement of intellectual property rights, could limit our ability to enforce our rights and grow our business. In addition, we or any of our distributors may be subject to legal proceedings regarding bribery and corruption in these countries, and we are unable to monitor the conduct of our distributors’ operations.

Any of these risks could have a material adverse effect on our business, financial condition and results of operations.

Our products are regulated by the FDA, which has broad regulatory powers.

The vast majority of our sales in the United States have been from products that are currently regulated by the FDA. The TCA granted the FDA regulatory authority over tobacco products. The TCA established specific requirements for cigarettes, cigarette tobacco, roll-your-own tobacco and smokeless tobacco and authorized the FDA to deem other products made or derived from tobacco to be subject to the TCA. In 2016, the FDA finalized a rule deeming all products made or derived from tobacco, including shisha, as well as their components (for example, batteries) to be subject to the FDA’s regulatory framework for tobacco products. The FDA now regulates the manufacture, import, packaging, labeling, advertising, promotion, sale, premarket authorization, post-authorization monitoring and post-authorization reporting of shisha. As a result, our current and future product portfolio may be subject to extensive and evolving federal requirements and enforcement priorities that we do not control.

Among the regulatory powers conferred on the FDA under the TCA is the authority to impose tobacco product standards that are appropriate for the protection of the public health, require manufacturers to obtain FDA review and authorization for the marketing of new or modified tobacco products and impose various additional restrictions. Such restrictions may include requiring reduction or elimination of the use of particular constituents or components of our products, requiring product testing or addressing other aspects of tobacco product construction, constituents, properties or labeling.

Specifically, the TCA (i) increases the number of health warnings required on tobacco products, increases the size of warnings on packaging and in advertising, requires the FDA to develop graphic warnings for cigarette packages, and grants the FDA authority to require new warnings, (ii) imposes restrictions on the sale and distribution of tobacco products, including significant restrictions on tobacco product advertising and promotion as well as the use of brand and trade names, (iii) bans the use of “light,” “mild,” “low” or similar descriptors on tobacco products, (iv) bans the use of “characterizing flavors” in cigarettes other than tobacco or menthol, (v) requires manufacturers to report ingredients and harmful constituents and requires the FDA to disclose certain constituent information to the public, (vi) authorizes the FDA to require the reduction of nicotine and the potential reduction or elimination of other constituents or additives, including menthol, (vii) establishes resource-intensive pre-market and “substantial equivalence” review pathways for tobacco products that are considered new, (viii) gives the FDA broad authority to deny product applications thereby preventing the sale or distribution of the product subject to the application (and requiring such product to be removed from the market, if applicable), and (ix) requires tobacco product manufacturers (and certain other entities) to register with the FDA and list their tobacco products in commercial distribution.

The FDA charges user fees based on the USDA unit calculations pro-rated to the annual FDA congressionally allocated budget. These fees only apply to certain products currently regulated by the FDA, which include some of our products, but we may in the future be required to pay such fees on more of our products, and we cannot accurately predict which additional products may be subject to such fees or the magnitude of such fees, which could become significant. A change in which products are subject to these fees may also impact the amount of fees we need to pay or are subject to because of the reallocation of fees across new product categories.

Any such actions by the FDA could require us to reformulate products, change manufacturing processes and supply chains, revise packaging and marketing materials, limit the claims we make about our products or cease sales of certain products entirely, any of which could be costly and disruptive and could materially adversely affect our results of operations. Any enforcement action involving our products, our third-party manufacturers, suppliers, or distributors, or our retail partners could result in fines, product holds or removals, reputational harm, and the loss of distribution channels.

Some of our tobacco products have not obtained premarket authorization from the FDA, and FDA has the authority to take enforcement action at any time against products marketed without premarket authorization.

The TCA subjects “new” (products not marketed in the United States before February 15, 2007) tobacco products to a premarket authorization process. There are various pathways to obtain authorization of a new tobacco products. One such pathway is through the submission of a premarket tobacco product application (“PMTA”). A PMTA is required for new tobacco products that are not substantially equivalent to a legally marketed tobacco product (that is, a product that was commercially marketed as of February 15, 2007; determined to be substantially equivalent to a product commercially marketed as of February 15, 2007; or determined to be exempt from the requirement to show substantial equivalence to a product commercially marketed as of February 15, 2007). A PMTA requires, among other things, full reports of investigations assessing the health risks of the product, information about the product’s components and additives, a description of the process by which it is manufactured, and any proposed labeling. The FDA must deny a PMTA unless the applicant demonstrates that authorizing the marketing of the tobacco product would be “appropriate for the protection of the public health.” In that case, the FDA issues the applicant a Marketing Granted Order (“MGO”). As a result, our current and future product portfolio is subject to extensive and evolving federal requirements and enforcement priorities that we do not control.

Another pathway to premarket authorization of a new tobacco product is through a Substantial Equivalence (“SE”) Report. SE Reports require manufacturers to demonstrate that a new tobacco product is “substantially equivalent” to a predicate product, or a product commercially marketed as of February 15, 2007. Products commercially marketed in the United States as of February 15, 2007 are known as “pre-existing tobacco products,” previously referred to as “grandfathered tobacco products,” and do not require premarket authorization to be legally marketed. Manufacturers may also submit an Exemption Request (“EX REQ”) to the FDA requesting that the FDA exempt a new tobacco product from the requirements of substantial equivalence. A new tobacco product may be considered for an exemption from substantial equivalence if the FDA determines that: (i) the new tobacco product is modified by adding or deleting a tobacco additive or increasing or decreasing the quantity of an existing tobacco additive; (ii) the proposed modification is minor and to a legally marketed tobacco product; (iii) an SE Report is not necessary; and (iv) an exemption is otherwise appropriate.

Given the lengthy delays in the FDA’s premarket review process, some tobacco product manufacturers choose to market new tobacco products in the United States before receiving formal FDA premarket authorization, relying on the submission of an application and FDA’s attendant exercise of enforcement discretion as a basis for continued sales during the review period. Similarly, under certain circumstances, we follow the “file-and-launch” approach other manufacturers have taken given the FDA’s enforcement priorities and the subsequent lack of clear enforcement against such products. There can be no assurance that the FDA will continue with its current posture toward shisha-related products, and we could be exposed to increased regulatory and legal risks, including the possibility of enforcement actions, product seizures, or civil monetary penalties.

We have taken the file-and-launch approach for certain of our products submitted via the SE Report (including, for example, the OOKA Sense Station and Two Apples OOKA tobacco pod) and EX REQ (including, for example, new flavors under the Shisha Kartel brand which is in turn the basis for several flavors sold under the Snoop Dogg and Cookies collaborations) pathways for which we are awaiting formal premarket authorization. We market certain of our other products on the basis that they are pre-existing tobacco products (i.e., tobacco products that were commercially marketed in the United States as of February 15, 2007) and therefore do not require premarket authorization. We have received formal confirmation from FDA that many of these products qualify as pre-existing tobacco products. For those products for which we have not sought confirmation of pre-existing tobacco product status, there can be no assurance that the FDA will not dispute our pre-existing tobacco product determinations or take enforcement action against any of those products that lack premarket authorization, including warning letters, import holds, civil money penalties, seizures, injunctions, and orders requiring product removal from the market. Any such action could materially and adversely affect our business, financial condition, and results of operation. Further, there can be no assurance that we will receive the necessary authorizations from the FDA once the agency makes its decisions on pending applications. Such adverse decisions could significantly impact our ability to market and sell our products in the United States, and may adversely affect our business, financial condition, and results of operations.

Regulations relating to CBD and hemp-derived products are rapidly evolving, and changes may not develop in the timeframe or manner most favorable to our business objectives.

Certain of our products that are available exclusively in the United States, including certain of our Pacific Realms pods for OOKA, certain Cookies pods for OOKA and Zen pod for Vant, contain CBD. Any participation in the market in the United States for products containing CBD and hemp-derived, non-THC cannabinoids may require us to employ novel approaches to existing regulatory pathways. The regulation of hemp and non-THC cannabinoids in the United States and other countries is constantly evolving, with frequent changes in laws and regulations. Unforeseen regulatory obstacles or compliance costs may hinder our ability to successfully compete in the market for such products.

For example, although the Agricultural Improvement Act of 2018 legalized the cultivation of hemp—defined as the plant Cannabis sativa L. and any part of that plant with a delta-9 tetrahydrocannabinol concentration of not more than 0.3 percent on a dry weight basis—Congress recently enacted legislation that narrows this definition in several ways. Hemp is now defined as “any part of the Cannabis sativa L. plant with total tetrahydrocannabinols concentration (including tetrahydrocannabinolic acid) of not more than 0.3 percent on a dry weight basis.” Excluded from the definition are intermediate hemp-derived products—those not yet in the final form in which they are marketed or intended to be used—and final hemp-derived cannabinoid products containing the following: (i) cannabinoids that are not capable of being naturally produced by a Cannabis sativa L. plant, or (ii) cannabinoids that are capable of being naturally produced by a Cannabis sativa L. plant but were synthesized or manufactured outside the plant. Intermediate hemp-derived products may also not contain more than 0.3% combined total of total tetrahydrocannabinols (including tetrahydrocannabinolic acid) and any other cannabinoids that have similar effects, while final hemp-derived products may not contain greater than 0.4 milligrams combined total per container of these compounds.

These provisions are scheduled to take effect on November 12, 2026. Once implemented, various types of hemp-derived products will fall under the definition of “marijuana” in the Controlled Substances Act and thus be prohibited under federal law. Hemp-derived products that contain synthetic or non-natural cannabinoids, for example, will be excluded from the definition of hemp. Any intermediate hemp-derived cannabinoid product that contains more than 0.3 percent combined total of total tetrahydrocannabinols or any other cannabinoids with similar effect will be prohibited, even if the finished product does not exceed this threshold amount. Similarly, the containers of final hemp-derived products—the innermost wrapping, packaging, or vessel in direct contact with a final hemp-derived cannabinoid product in which the product is enclosed for retail sale—may not contain more than 0.4 milligrams of total THC or any other cannabinoid with similar effects. These provisions materially alter the federal framework for hemp-derived cannabinoid products and may require us to reformulate or discontinue our CBD-containing products.

Within 90 days of November 12, 2025, the FDA is required to consult with other agencies and publish a list of a) all cannabinoids that, to its knowledge, can be naturally produced by a Cannabis sativa L. plant, as reflected in peer-reviewed literature, and a list of all tetrahydrocannabinol class cannabinoids that naturally occur in the plant; and b) a list of all other known cannabinoids with similar effects to, or marketed to have similar effects to, tetrahydrocannabinol class cannabinoids. Congress also directed the FDA to offer additional information and specificity about the term “container” for final hemp-derived products.

More generally, the FDA takes the position that it is prohibited to market a food, beverage, or dietary supplement containing THC or CBD. While the FDA has not issued regulations regarding hemp and hemp-derived products containing CBD and other cannabinoids, the FDA has issued warning letters against multiple companies for marketing these products. The FDA has historically focused enforcement on CBD-containing products that put the health and safety of consumers at risk, such as those claiming to prevent, diagnose, mitigate, treat, or cure diseases in the absence of requisite approvals, although it has not operated under any formal policy of enforcement discretion. The FDA’s enforcement priorities could change, however, particularly in light of the new definition of hemp. Additionally, the lists the FDA that publishes on cannabinoids and the guidance it offers on “container” could similarly restrict opportunities to market hemp-derived products containing CBD in the United States. Such regulatory actions and associated compliance costs may hinder our ability to successfully compete in the U.S. market.

In addition, any CBD-inclusive products may be subject to regulation at the state or local levels in the United States or other countries in which we operate and plan to introduce CBD-inclusive products. State and local authorities in the United States have issued, and may continue to issue, their own restrictions on the cultivation or sale of hemp or hemp-derived products containing cannabinoids, which can evolve and diverge from federal policy. This includes laws that ban the cultivation or possession of hemp or any other plant of the cannabis genus and derivatives thereof, such as CBD. State regulators may take enforcement actions pertaining to products that contain hemp or hemp-derived cannabinoids or enact new laws or regulations that prohibit or limit the sale of such products. If our CBD products are found to be non-compliant with federal or state law, we could face product seizures, recalls, fines, injunctions or criminal penalties. The constant evolution of laws and regulations may require us to incur substantial costs associated with legal and compliance fees and ultimately require us to alter our current business plan for products containing CBD.

Our inability to maintain, protect and enforce our intellectual property rights could harm our competitive position and our business.

Our success is dependent, in part, upon protecting and enforcing our intellectual property rights, including those in our brands and technology. We own a portfolio of United States and international intellectual property rights for our brands and certain of our products, and we generally seek to register and protect our brands as trademarks in the markets in which our products are sold. Patent, trademark and other intellectual property laws vary significantly throughout the world. Several foreign countries do not protect intellectual property rights to the same extent as they are protected in the United States. Therefore, our intellectual property rights may not be as broad or enforceable outside of the United States.

We rely on a combination of trademark, patent, trade secret and other intellectual property laws as well as licenses and other contractual arrangements to establish and protect our intellectual property rights. While it is our general policy to protect and defend our rights to our intellectual property, we cannot predict whether the measures that we take will be adequate to prevent infringement, misappropriation, dilution or other violations of our intellectual property rights, or that we will be able to successfully enforce our rights. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could result in an adverse effect on our business, financial condition and results of operations.

We rely on patent protection for certain aspects of our technology. For example, as of December 31, 2025, we have patent cases in patent families related to OOKA, including granted and pending patents, to protect aspects of the OOKA technology. While we seek patent protection for our technology, we cannot assure you that the patent applications we file will issue as patents, or that we will file patent applications in all of the jurisdictions where it would ultimately be desirable to obtain patent protection. If we fail to timely file a patent application in a jurisdiction, we may be precluded from doing so at a later date. When we do obtain patents, the patents could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Failure to obtain patent rights or finding that our patent rights are invalid, unenforceable, or circumvented could force us to, among other things, re-design our corresponding products. In countries where we have not applied for patent protection or where effective patent protection is not available to the same extent as in the United States, we may be at greater risk that our proprietary rights will be infringed or otherwise violated, or that our competitors will be able to commercialize technology that is similar to our own without infringement. Even in jurisdictions where we own patents, we cannot assure you that competitors will not infringe them, that we will detect any infringement, or that we will have adequate resources to enforce such patents against any such infringement.

We rely on our trademarks and trade names to distinguish our products from those of our competitors, and we have registered or applied to register our key trademarks. We cannot be sure that our existing trademarks will be maintained or new applications will be approved. In addition, effective trademark protection may be unavailable or limited for some of our trademarks in some of the foreign countries in which we operate. Third parties may also oppose our trademark applications or otherwise challenge our use of the trademarks. If our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, we cannot be sure that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks. For example, we are aware of incidents of, and are from time to time subject to, counterfeiting activity in relation to our branded products. Though we have in the past successfully reported counterfeiters to national and international police authorities, and pursue internal policies aimed at combating counterfeit manufacturing, no assurance can be given that we will be able to detect or stop the infringement of our intellectual property or be successful in any legal claims against infringers. See also “—Risks Related to AIR’s Business and Industry—Competition from illicit sources may reduce our total sales volume and lower our margins, restricting the ability to increase selling prices and damaging our brands.”

We license our trademarks to third parties as part of our product strategy. Such licensing agreements include our agreement with Fox Electronics for the sale of our vapes, Greentank Technologies for the production of VANT and Crown vapes and with the ZeroSmoke JV for sale of our Al Fakher branded nicotine pouches. Under the Fox Electronics agreement, we grant Fox Electronics an exclusive license to sell its vape products bearing our Crown Bar trademark worldwide. Failure to renew or replace this agreement with Fox Electronics or any alternative vape manufacturer on favorable terms could materially impact our business, operations and financial conditions. As part of the distribution strategy of our products, we also grant licenses to local manufacturers and distributors, such as in Iraq, Egypt, Jordan and Lebanon. Although our distribution agreements require that the use of our trademarks and designs is subject to our control and approval, any breach of these provisions, or any other action by any of our licensing partners that is harmful to our brands, goodwill and overall image, could have a material adverse impact on our business. We also license certain trademarks from third parties, such as in our collaboration with Cookies. If we breach the corresponding agreements, we may be subject to liability and the agreements could be terminated. Termination of the agreements would result in us losing the rights granted under them and force us to cease selling products bearing the licensed trademarks. We would then have to rebrand the products and could lose customers as a result, and any of the foregoing could result in substantial harm to our business.

We also rely upon unregistered intellectual property, including trade secrets, to develop and maintain our competitive position. Our trade secrets include the product mix ratios and lists of specific flavoring ingredients we use to create proprietary flavors, and also relate to raw material handling, manufacturing, packaging, and product stabilization. We attempt to protect our trade secrets and proprietary technologies by taking various measures. The measures include implementing physical and digital access controls, segmenting employee access, and entering into confidentiality agreements with our employees, consultants and others who have access to such technologies and information, and by including confidentiality and exclusivity terms in our agreements with flavoring suppliers. We also require other third parties who may have access to our proprietary technologies and information to enter into non-disclosure agreements or to be bound by professional, fiduciary, or other contractual obligations requiring the applicable third party to protect our trade secrets, know-how and other confidential information. These measures only provide limited protection, however, and we cannot guarantee that our confidentiality and non-disclosure agreements will prevent unauthorized disclosure or use of our confidential information, especially after our employees or third parties end their employment or engagement with us. We cannot guarantee that we have entered into adequate agreements with each employee and third party that has or may have had access to our confidential information or technology, and where we have agreements, they may be breached, and we cannot guarantee that we will have sufficient remedies if the agreements are breached. Furthermore, trade secret laws do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to ours. Accordingly, despite our efforts to maintain our trade secrets, we cannot guarantee that others will not independently develop similar products, flavors, or technologies to our own, which we rely on to conduct our business and differentiate ourselves from our competitors.

Policing unauthorized use of our know-how, technology and intellectual property is difficult, costly, time-consuming and may not be effective. In addition, trade secrets and know-how can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. Third parties may knowingly or unknowingly infringe upon or otherwise violate our proprietary rights, and we may be required to spend significant resources to monitor and enforce our intellectual property rights. Any litigation could be expensive, time consuming, divert management’s attention and may not ultimately be resolved in our favor. Furthermore, if we bring a claim to enforce our intellectual property rights against an alleged infringer, the alleged infringer may bring counterclaims challenging the validity, enforceability or scope of our intellectual property rights, and if any such counterclaims are successful, we could lose valuable intellectual property rights. Any of these events could seriously harm our business.

If third parties claim that we infringe upon or otherwise violate their intellectual property rights, our operations could be adversely affected.

As we face increasing competition and gain an increasingly high profile, we may become subject to claims that we infringe, misappropriate or otherwise violate the intellectual property rights of others. Even if these claims are without merit, any claim of infringement, misappropriation or other violation could be time consuming and expensive to settle or litigate, cause us to incur substantial costs settling or defending against the claim, hurt goodwill associated with our brands and business generally, disrupt our relationships with our distributors and discourage third parties from doing business with us, and could distract management and other personnel from other business responsibilities. We may not prevail in such proceedings given the complex design, technical issues and inherent uncertainties in intellectual property litigation. If we are found to have infringed, misappropriated or otherwise violated intellectual property rights of third parties, we could be required to pay substantial damages, obtain licenses (which may not be available on commercially reasonable terms or at all), or cease making or selling certain products. Additionally, we may be required to redesign, reengineer or rebrand our products or packaging, resulting in a potential loss of competitive advantage, goodwill and brand recognition. In the event of a successful claim of infringement against us, our business, financial condition and results of operations could be materially adversely affected.

The failure to obtain, suspension of, or revocation of any governmental licenses required for our operations would substantially harm our business.

We operate in a highly regulated industry with extensive regulations at different governmental levels that may require us to obtain licenses or permits to conduct operations. We hold a TTB Importer License and state distributor licenses for tobacco products in various U.S. states, as well as manufacturing licenses in the UAE. These licenses are necessary for us to conduct our business in the United States and the UAE respectively, including to further develop our potential products. If we misinterpret whether a particular jurisdiction’s licensing requirement is applicable to our business, the failure to obtain requisite license or permits may result in adverse outcomes that can be disruptive to our business. Similarly, the inadvertent supply of products to an unlicensed distributor in U.S. states could have a material adverse effect on our business, operations and/or financial conditions.

We are required to comply with all laws, rules, regulations and directives of governmental authorities and agencies related to our licenses including filing various monthly or bi-monthly activity reports with federal and state authorities to maintain these licenses. Failure to file any of these reports in a timely manner or changes in existing laws, rules, regulations or directives related to these licenses could result in a suspension or revocation of one or more of these licenses which would have a significant negative impact on our business.

Our activities are subject to various economic, financial and trade sanctions laws and regulations and our governance and compliance processes may not be effective in preventing and detecting violations of such laws and regulations.

The U.S. Department of the Treasury’s Office of Foreign Assets Control enforces certain laws and regulations (“U.S. Sanctions”) that impose prohibitions or restrictions on U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, with respect to activities or transactions with or involving certain countries, governments, entities and individuals that are the subject of U.S. Sanctions, including countries and territories subject to a comprehensive embargo (currently Cuba, Iran, North Korea, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic), as well as parties that are subject to, or majority owned by one or more parties subject to, so-called blocking sanctions. U.S. persons are also generally prohibited from facilitating such activities or transactions. Similarly, the EU enforces certain laws and regulations (“EU Sanctions”) that impose restrictions on nationals of EU member states, persons located within EU member states, entities incorporated or constituted under the law of an EU member state, or business conducted in whole or in part in EU member states with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of EU Sanctions. EU persons are also generally prohibited from activities that promote such activities or transactions. The United Kingdom also enforces certain laws and regulations (“U.K. Sanctions”) that impose restrictions upon U.K. persons with respect to activities or transactions with parties that are the subject of U.K. Sanctions. In light of recent international developments, particularly the ongoing war in Ukraine, the United States, European Union, United Kingdom and other jurisdictions have imposed enhanced sanctions targeting Russia.

We are exposed to the risk of non-compliance with Sanctions due to the global nature of our business operations. We have in the past operated in several jurisdictions that are currently (or were previously) the subject of comprehensive or targeted Sanctions and have since exited these jurisdictions, including Iran, Russia, Sudan and Syria. Should we decide to recommence sales into any of these jurisdictions, for example, Syria, which is no longer the subject of comprehensive Sanctions, we will only do so after having received legal advice in order to ensure compliance with applicable Sanctions. Although we have exited Iran and do not conduct business there, the region remains subject to comprehensive U.S., EU and U.K. sanctions, including expansive secondary sanctions and facilitation prohibitions and persistent banking de‑risking. We therefore may face residual risk from inadvertent dealings with designated parties, re‑exports or transshipments by counterparties or related payment flows, any of which could trigger investigations, penalties or require us to terminate relationships, with a material adverse effect on our business, financial condition and results of operations. Furthermore, we continue to supply to customers in Afghanistan, the Democratic Republic of Congo, Iraq, Lebanon, Libya, Mali, Sudan, Venezuela and Yemen, all of which are subject to Sanctions; however, we endeavor to comply with all applicable Sanctions, but Sanctions are complex and can change suddenly in response to shifts in the geopolitical environment.

Implementation of new or modified Sanctions by the U.S. government, other national governments or supranational organizations, such as the EU, could deprive us of access to, or limit our involvement in, jurisdictions where we operate, or could require us to stop, limit or reconfigure our business in the markets affected by such new or modified Sanctions, some of which may be economically significant for our business.

Any investigation, enforcement action and/or judgment relating to a violation of Sanctions could result in severe financial and reputational costs, including harsh criminal or civil sanctions, penalties and fines, Sanctions-related designations, loss of authorizations needed to conduct aspects of our international business, denial of export privileges, restricted or prohibited access to U.S. financial markets and limitations on our ability to enter into contracts with our customers who have contracts with the United States and other governments. This could have a material adverse effect on our cash flows, financial condition and results of operations. There is also a risk that our governance and compliance processes may not effectively prevent and detect violations of Sanctions by our directors, officers, employees and agents, which could lead to severe fines, compliance costs, reputational harm and direct or indirect losses (for example, costs associated with recalling products). If any of the risks above materialize, they could have a material adverse effect on our business, financial condition and results of operations.

Our activities are subject to anti-corruption and antibribery laws and regulations, the violation of which could have a material adverse effect on our business, financial condition and results of operations.

We operate and sell products in, and source materials from, a number of countries throughout the world, including countries known to have a reputation for corruption. We are subject to the risk that we, our affiliated entities or our or their respective officers, managers, directors, employees and agents may take actions deemed to violate anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010 and others (the “Anti-Corruption Laws”). In some of the countries in which we operate, bribery may be customary or expected, and our competitors may undertake such practices, increasing the pressure on us and our employees.

Governments in industrialized countries have increasingly introduced comprehensive Anti-Corruption Laws to combat unsound international business practices. Despite our ethical standards and compliance procedures aimed at preventing and detecting violations of applicable Anti-Corruption Laws, we may not always be able to detect or prevent all violations of Anti-Corruption Laws by our directors, officers, employees, agents, suppliers or customers, for which we could be held liable, given the breadth and scope of our international operations. As a result, we could become subject to investigations, enforcement actions and/or judgments relating to violations of Anti-Corruption Laws by our directors, officers, employees and agents, which could lead to criminal and civil sanctions, financial penalties, collateral litigation, increased compliance costs and reputational damage. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and difficult, particularly in countries in which corruption is a recognized problem. The occurrence of any of the risks outlined above could have a material adverse effect on our business, financial condition and results of operations. In addition, actual or alleged violations could damage our reputation and ability to do business.

Any actual or perceived failure to comply with laws, regulations and other requirements relating to data privacy, security, the processing of Personal Information and cross-border data transfer restrictions could adversely affect our business, including through increased costs, legal claims, fines or reputational damage.

As part of our operations, we receive, store, handle, transmit, use and otherwise process information that identifies or relates to individuals and/or constitutes “personal data,” “personal information,” “personally identifiable information” or similar terms under applicable data privacy laws (“Personal Information”). We also depend on a number of third-party vendors in relation to the operation of our business, a number of whom process data, including Personal Information, on our behalf. We and our vendors are subject to a variety of data processing, protection and privacy laws, rules, regulations, industry standards and other requirements. These privacy rules, and their application and interpretation are constantly developing and may require us to incur significant costs, implement new processes or change our handling of Personal Information and business operations. Our and our third-party vendors’ failure to maintain the confidentiality of information or comply with the applicable privacy rules could impact our ability to trade effectively and result in significant financial losses, litigation by our clients or other counterparties and regulatory sanctions as well as adverse reputational effects.

For example, we are subject to the EU General Data Protection Regulation (EU) 2016/679 (the “EU GDPR”) and to the U.K. General Data Protection Regulation and the U.K. Data Protection Act 2018 (collectively, the “U.K. GDPR”, and the EU GDPR and U.K. GDPR collectively referred to as the “GDPR”). The GDPR imposes comprehensive data privacy compliance obligations in relation to the processing, protection and privacy of Personal Information, including a principle of accountability and the obligation to demonstrate compliance such as through records of processing, policies, procedures, training and audits as well as obligations in relation to international transfers of Personal Information and allowing such individuals to exercise certain prescribed rights.

In relation to cross-border transfers of Personal Information, we expect the existing legal complexity and uncertainty to continue, and international transfers to or from the United States, China, and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As the regulatory guidance and enforcement landscape in relation to international transfers of Personal Information continue to develop, we could suffer additional costs, complaints and/or regulatory investigations, sanctions and/or fines; we may have to stop using certain tools and vendors and make other operational changes; we may have to or elect to implement revised international Personal Information transfer mechanisms for intragroup, customer and vendor arrangements within required time frames; and such developments could otherwise affect the manner in which we sell our products, and could adversely affect our business, operations and financial condition.

We are also subject to current and evolving EU and U.K. laws in relation to the use of cookies and other tracking technologies and e-marketing practices. In the EU and U.K., informed consent is required for the placement of certain cookies on an individual’s device and for direct electronic marketing. Recent European court and regulator decisions are driving increased attention to cookies and other tracking technologies. If the trend of increasing enforcement by regulators including in relation to the strict approach to opt-in consent for all but essential use cases, as seen in recent guidance and decisions, continues, this could lead to additional costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, and subject us to additional liabilities.

In the United States, there are numerous federal and state laws and regulations on privacy, data protection and cybersecurity that govern the processing of Personal Information and other information. The scope of these laws and regulations is expanding and evolving and may be subject to differing interpretations. Many states have adopted new or modified privacy and security laws and regulations that may apply to our business. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act, (collectively, the “CCPA”) imposes obligations on certain businesses that process Personal Information of California residents. Among other things, the CCPA requires covered businesses that process the Personal Information of California residents to: (i) provide certain disclosures to such residents about the data collection, use and disclosure practices of covered businesses; (ii) receive and respond to requests from California residents to access, delete, and correct their Personal Information, or to opt out of certain disclosures of their Personal Information; and (iii) enter into specific contractual provisions with service providers that process California resident Personal Information on the business’s behalf. Similar laws have been passed in other states, and are continuing to be proposed at the state and federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. Furthermore, the Federal Trade Commission (“FTC”) and many state Attorneys General continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination and security practices that appear to be unfair or deceptive.

We cannot predict how future privacy rules, or future interpretations of current privacy rules will affect our business and the cost of compliance. Any failure or perceived failure to comply with privacy rules could expose us to legal proceedings, orders to cease or change our data processing activities, enforcement notices, civil claims (including class actions), material monetary damages, fines and penalties and could result in reputational damage, loss of customers or higher operating costs, which may materially adversely affect our business, financial condition, results of operations and prospects. In the case of the EU GDPR and U.K. GDPR, penalties for breach (in the worst case) are up to the greater of €20 million / £17.5 million (as applicable) or 4% of our global annual turnover.

We are required to comply with certain environmental, health and safety regulations, and failure to comply could adversely affect our business.

We are required to obtain and comply with numerous permits, approvals, licenses and certificates from the respective government authorities of each jurisdiction in which we operate, particularly in relation to health, safety (including the security of our facilities) and environmental regulations. The process of obtaining and renewing necessary permits can be lengthy and complex. In addition, such permits or approvals may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of permits or approvals, or failure to comply with applicable environmental laws or regulations, may result in the delay or temporary suspension of our operations and sales and may subject us to penalties and other sanctions, all of which may have a material adverse effect on our business, financial condition and results of operations.

The environmental, health, hygiene and safety regulations with which we must comply relate primarily to industrial safety, plastics, carbon and other emissions, and discharge of chemicals or dangerous substances; their use, production, traceability, handling, transport, storage and elimination or exposure to such substances; and the remediation of industrial sites and environmental clean-up.

Legislation in these areas typically has become broader and stricter over time, and enforcement has tended to increase (also resulting in contractual obligations and responsibilities in these areas being imposed on our business). In addition, new environmental legislation or regulations, if enacted, or changed interpretations of existing laws may elicit claims that historical routine modification activities at our facilities violated applicable laws and regulations. Complying with these regulations may require us to incur significant expenses, especially concerning spillages of dyes and other chemicals.

In addition, governments around the world have increasingly proposed or implemented bans on plastic packaging, which has led to increased scrutiny on the use of such products or packaging. Increased regulation, or prohibition, of the use of plastics could increase the costs incurred by our customers to use our products or otherwise limit their use. In this regard, we are already subject to the Producer Pays laws in Europe as well as the plastic ban in India. We cannot predict the amount of any increase in capital expenditure or operating expenses that we may incur to comply with applicable environmental or other regulatory requirements, or whether we will be able to pass on these costs to our customers through price increases. Additionally, the tightening of regulations applicable to certain substances that we use could force us to use more expensive substances, change our formulations and decrease the profitability of our products.

It is difficult to anticipate changes to the foregoing laws and regulations or to their interpretation, which could lead to significant expense or investment. If we are unable to obtain or comply with required permits and approvals for our operations, or if fines are imposed or capital investments are required in the aforementioned cases, this could have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to the risk of litigation.

In the ordinary course of our business, we are, or may from time to time become, involved in various litigation matters and governmental or regulatory investigations, prosecutions or similar matters arising from our current, historical or future business, including personal injury, wrongful death claims, property damages, product safety, stewardship and liability claims, warranty obligations claims, alleged violations of environmental, health and safety laws, criminal proceedings, labor law related claims by employees, temporary workers or other external workers and claims by distributors, advisors and others. In addition, third-party litigation, including, but not limited to, litigation related to competition law, antitrust law, tax law, distribution law, intellectual property law and consumer protection and marketing laws, could have a materially adverse impact on us and the market environment in which we operate. When we determine that a significant risk of a future claim against us exists, we record provisions in an amount equal to our estimated liability. Our insurance, indemnities or provisions may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. There can be no assurance that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws or that product specific provisions will be sufficient to cover litigation costs.

We are currently involved in disputes with former U.S. distributors alleging, among other claims, breaches of exclusivity provisions and engaging in fraudulent pricing practices, to which we have asserted counterclaims, and with our former sponsor in Ajman, UAE, involving civil proceedings against us and related criminal proceedings against certain former employees. While certain claims have been dismissed at first instance and are on appeal, and our subsidiary has been removed as a defendant from the related criminal matter in the former sponsor dispute, these proceedings remain ongoing and outcomes are uncertain. Adverse developments or outcomes, including damages awards, injunctive relief, or unfavorable precedent, could disrupt aspects of our U.S. distribution and Middle East operations, divert management attention and resources, increase legal and compliance costs, and negatively affect our reputation and relationships with business partners. We have recorded provisions in connection with these matters; however, such provisions, insurance, or indemnities may be insufficient to cover all potential losses or defense costs. See “Business of AIR and Certain Information about AIR—Legal Proceedings.”

Additionally, in the United States, where tobacco and health-related litigation is most prevalent, claims can be brought in various courts by individuals, class actions, regulators, and others. These claims could involve a wide range of damages, including individual damages and healthcare costs, subject to certain provisions in settlements with U.S. states. For example, there has been an increase in litigation related to the aggressive marketing practices previously employed by competitors in the vape market. The outcomes of this litigation could set precedents that increase the number of claims against vape product manufacturers, including us. Even if these claims do not lead to prosecution, managing and defending such matters can incur significant costs.

We purchase tobacco leaf that is cultivated in countries with high levels of poverty and heightened risks of human rights violations and child labor, particularly where farmers rely on temporary or casual workers or family labor and as a result, may be involved in litigation in these markets. The outcome of legal proceedings in these jurisdictions can be particularly uncertain due to unpredictable legal, administrative, and judicial systems.

An unfavorable outcome or settlement of any pending or future tobacco, health-related or other litigation (whether involving us or other tobacco companies) may increase the likelihood of new actions, adversely affecting our ability to prevail in similar or related litigation. Additionally, reputational damage from investigations or allegations of non-compliance with regulations could materially impact our relationships with external stakeholders. Furthermore, if future claimants obtain legal aid or funding to finance litigation against us, or if such actions become easier to pursue, this may increase the number of claims and the likelihood of claimants prevailing.

A significant increase in the number of pending legal claims could substantially raise the costs and management time required to defend such claims. There can be no assurance that any future litigation against us, if successful, would not adversely affect our revenue, costs, profits, business, financial condition, results or prospects. Additionally, even if we are not directly involved in litigation, any adverse judgment against a tobacco manufacturer or relating to the tobacco market could impact market conditions, potentially affecting our revenue, costs, profits, business, financial condition, results or prospects.

We could be subject to significant product liability litigation.

The tobacco industry has experienced, and continues to experience, significant product liability litigation. Most tobacco liability lawsuits have been brought against manufacturers and sellers of tobacco-inclusive products by individual plaintiffs, often participating on a class-action basis, for injuries allegedly caused by tobacco smoking or by exposure to tobacco smoke. However, several lawsuits have also been brought against manufacturers and sellers of smokeless products for injuries to health allegedly caused by use of smokeless products. Litigation is subject to significant uncertainty, and there could be adverse developments in pending or future cases. An unfavorable outcome or settlement of pending litigation could encourage the commencement of additional litigation. In addition to the risks to our business, results of operations and financial condition resulting from adverse results in any such action, ongoing litigation may divert management’s attention and resources, which could have an impact on our business and operations. There can be no assurance that we will not sustain losses in connection with such lawsuits and that such losses will not have a material adverse effect on our business, financial position, results of operations and cash flows. As a result of their relative novelty, e-cigarette or vape product manufacturers and sellers have only recently become subject to litigation. We may see increasing litigation over our inhalation products or the regulation of our products, as the regulatory regimes surrounding these products develop. As a result, we may face substantial costs due to increased product liability litigation relating to new regulations or other potential defects associated with the products we ship, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

Use of social media, cookies and other tracking technologies, emails, push notifications and text messages in ways that do not comply with applicable laws and regulations, or that lead to the loss or infringement of IP or result in unintended disclosure, may harm our reputation or subject us to fines, lawsuits or other penalties.

We use social media, cookies and other tracking technologies, emails and text messages as part of our marketing strategy for our e-commerce distribution channel. As laws and regulations evolve to govern the use of these channels, our failure, or failure by our employees or third parties acting at our direction, to comply with applicable laws and regulations in the use of these channels, could adversely affect our reputation or subject us to fines, lawsuits (including class action) or other penalties. Any changes to marketing or electronic or telephonic communications laws and regulations, their interpretation or enforcement by the government or private parties, that further restrict the way we contact and communicate with our customers or potential customers, could adversely affect our ability to attract customers and could harm our business, financial condition and results of operations. In addition, our employees or third parties acting at our direction may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of IP, as well as the public disclosure of proprietary, confidential or sensitive personal information of our business, employees, learners, partners or others. Information concerning us or our customers, whether accurate or not, may be posted on social media platforms or other online channels at any time and may have an adverse impact on our brand, reputation or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our reputation, business, financial condition and results of operations.

Tobacco- or nicotine-inclusive inhalation products are subject to substantial taxation, and any increases in related taxes or fees could have a material adverse impact on sales of our products.

Tobacco- or nicotine-inclusive inhalation products are subject to substantial taxation, including excise taxes, value-added tax, sales taxes and import duties. There is no guarantee that shisha will not be subject to similar or more extensive tax regimes in the future, nor that non‑tobacco or non‑nicotine products used for inhalation will remain outside excise frameworks. Tax increases and structural changes are expected to adversely affect consumer demand for our products through reduced consumption, trading down from premium to value segments, substitution to lower‑taxed or untaxed alternatives, increased cross‑border purchasing and growth in counterfeit and contraband products.

In many jurisdictions, substantial excise taxes on tobacco- or nicotine-inclusive products can be imposed with limited notice, which may significantly affect our operations. For example, Germany’s Tobacco Duty Modernisation Act introduced staged duty increases through 2026, added a specific duty on waterpipe tobacco and created a new excise for “substitutes for tobacco products” that applies to e‑liquids whether or not they contain nicotine. Even where products do not contain nicotine, authorities may opt to subject such products to excise.

Such taxes may increase consumer costs and contribute to the emergence of a “duty-not-paid” market, where smuggled or counterfeit tobacco is sold without the required duties or excise tax, distorting market prices. See also “—Risks Related to AIR’s Business and Industry—Competition from illicit sources may reduce our total sales and lower our margins, restricting the ability to increase selling prices and damaging our brands.” These regulatory measures can cause market disruptions that are challenging to predict or mitigate, potentially impacting our business, financial condition and operational results.

We are exposed to significant tax-related risks that could adversely affect our business, financial condition, and results of operations, including as a result of tax audits or past measures.

As a global business, we are subject to income, sales, value-added, withholding, and other taxes in multiple jurisdictions, many of which have complex, evolving and inconsistently enforced tax laws and regulations. Significant judgment is required to determine our tax provisions and positions, including the recognition and measurement of uncertain tax positions, and we rely on generally available interpretations of applicable tax laws and regulations that may differ from the views of relevant tax authorities.

We regularly make estimates where the ultimate tax determination is uncertain, and the final resolution of any tax audit, appeal, litigation or similar proceeding may be materially different from that reflected in our historical financial statements. Our effective tax rate and overall tax exposure may be affected by changes in the composition of our earnings across jurisdictions with differing tax rates; our ability to utilize tax losses and tax credits; changes to rules on interest deductibility and other material changes in tax laws or their interpretation and enforcement (including with retroactive effect); and the issuance of tax rulings, arrangements, or other administrative guidance by competent authorities. In some jurisdictions, we are at a potential risk of a tax liability in circumstances where our customers fail to comply with their tobacco tax or related licensure obligations, and our processes may fail to identify and remediate such cases. There can be no assurance that any future tax audits, disputes or changes in tax law will not adversely affect our revenue, costs, profits, business, financial condition and results of operations.

In addition, we leverage our international network and centralize certain strategic functions, conduct intercompany transactions, and operate under a transfer pricing framework for goods and services provided within our corporate group, including a model for the billing of intercompany services. Tax authorities may assess transfer prices differently from our model and challenge our transfer pricing policies and outcomes, and our transfer pricing arrangements may not be accepted by all relevant authorities, potentially resulting in double taxation, penalties, interest, and retroactive assessments or retroactive tax claims against our subsidiaries. Our transfer pricing model has not been agreed between the competent authorities, and there can be no assurance that it will be accepted by all relevant authorities. We also face increasingly burdensome compliance and reporting requirements associated with global tax reforms and transparency initiatives, which could increase our costs of operations. Any of these matters could require us to pay additional taxes (including taxes we do not currently collect or remit), limit the availability of tax attributes, increase compliance costs (including the costs of tracking and collecting such taxes), constrain operational flexibility, reduce revenue or profits, increase our costs, negatively impact our reputation and could have a material adverse effect on our business, financial condition, and results of operations.

Tax legislation may be enacted in the future that could negatively impact our current or future tax structure and effective tax rates.

Long-standing international tax initiatives that determine each country’s jurisdiction to tax cross-border international trade and profits are evolving as a result of, among other things, initiatives such as the Anti-Tax Avoidance Directives, as well as the Base Erosion and Profit Shifting reporting requirements, mandated and/or recommended by the EU, G8, G20 and Organization for Economic Cooperation and Development, including the imposition of a minimum global effective tax rate for multinational businesses regardless of the jurisdiction of operation and where profits are generated (Pillar Two). As these and other tax laws and related regulations change (including changes in the interpretation, approach and guidance of tax authorities), our financial results could be materially impacted. Given the unpredictability of these possible changes and their potential interdependence, it is difficult to assess whether the overall effect of such potential tax changes would be cumulatively positive or negative for our earnings and cash flow, but such changes could adversely affect our financial results.

Risks Related to Financial Position and Capital Requirements of AIR

Unless the context otherwise requires, all references in this subsection to “AIR,” “we,” “us” or “our” refer to AIR Limited and its subsidiaries.

Changes in judgments, estimates and assumptions made by management in the application of our accounting policies may result in significant changes to our reported financial condition and results of operations.

Accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. In the application of our accounting policies, management must make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.

These judgments, estimates and assumptions are based on historical experience and other factors that are considered relevant. Judgments, estimates and assumptions are reviewed on an ongoing basis and revisions to accounting estimates are recognized in the accounting period in which an estimate is revised. Actual results may differ from these estimates, and revisions to estimates can result in significant changes to the carrying value of assets and liabilities.

Because of the uncertainty surrounding management’s judgments and related estimates, we may make changes in accounting judgments or estimates that have a significant effect on the reported value of our assets and liabilities and our reported results of operations and financial position.

Any recognition of impairment of our indefinite‑lived intangible assets or goodwill may adversely affect our business, financial position and results of operations and preclude us from satisfying our debt obligations.

We carry a significant amount of intangible assets on our balance sheet, including goodwill and certain trademarks and other identifiable intangibles, some of which are classified as having an indefinite useful life and are therefore not amortized. Indefinite‑lived intangible assets and goodwill are subject to impairment testing at least annually, or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Such triggering events could include, among others, deterioration in macroeconomic conditions, increases in discount rates, adverse changes in our regulatory or competitive environment, sustained declines in forecasted cash flows for specific cash‑generating units or brands (including newly launched or developing products), underperformance of recent acquisitions, negative changes in consumer demand, brand or product rationalization or other factors outside our control. The determination of the recoverable amount of these assets involves significant judgment and is sensitive to changes in key assumptions, including projected revenues and margins, terminal growth rates and discount rates. If the carrying amount of any of our indefinite‑lived intangible assets or goodwill exceeds its recoverable amount, we would be required to recognize a non‑cash impairment charge in the period in which such determination is made. Any impairment could be material and could adversely affect our results of operations, financial condition and ability to comply with financial covenants under our debt arrangements. In addition, impairment charges may increase earnings volatility, reduce retained earnings and shareholders’ equity, and negatively impact our ability to access financing on acceptable terms.

We have a substantial amount of debt, and our substantial leverage and debt service obligations could materially adversely affect our business, financial position and results of operations and preclude us from satisfying our debt obligations.

As of December 31, 2024, we had total indebtedness in the amount of $387.0 million, primarily comprised of the Term Loan Facility and the Revolving Credit Facility. For additional information on our current credit facilities, see “AIR’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.” We anticipate that this leverage will continue, and our substantial indebtedness may:

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make it more difficult for us to satisfy our debt obligations and liabilities we may incur;
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increase our vulnerability to, and reduce our flexibility to respond to, general adverse economic and industry conditions;
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require the dedication of a substantial portion of our cash flow from operations to the payment of the principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, acquisitions, joint ventures, product research and development or for other general corporate purposes;
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restrict us from pursuing acquisitions or exploiting business opportunities;
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limit our flexibility in planning for, or reacting to, changes in our business and the competitive environment and industry in which we operate; negatively impact credit terms with our suppliers and other creditors;
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increase our exposure to interest rate increases because some of our indebtedness bears a floating rate of interest;
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place us at a competitive disadvantage compared to our competitors that are not as highly leveraged;
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limit our ability to obtain additional financing to fund future operations, capital expenditures, business opportunities, acquisitions and other general corporate purposes and increase the cost of any future borrowings; and
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limit our ability to obtain additional capacity for issuance of bid, advance payment, performance and warranty guarantees for operative business purposes and increase the cost of any future guarantee issuances.

Any of these or other consequences or events could have a material adverse effect on our business, financial condition and results of operations.

The senior credit facilities are secured and place certain assets under an enforcement risk in an acceleration scenario.

Subject to the terms of the Senior Facilities Agreement and the related security documents, the Senior Facilities are secured by the following: (i) the issued share capital of our group entities incorporated in England and Wales, the Ajman Free Zone, the United States, Germany, Dubai International Financial Centre and KSA; (ii) material bank accounts of our group entities incorporated in Jersey, the United States, KSA, the Ajman Free Zone, England and Wales, Germany and the Dubai International Financial Centre, (iii) material intercompany receivables owed to our group entities incorporated in the United States, KSA, the Ajman Free Zone, England and Wales, Germany and the Dubai International Financial Centre; (iv) security over the material moveable assets (including trade receivables) of our group entity incorporated in the Ajman Free Zone; and (v) where customary, a floating charge (or equivalent) over all of the existing and future assets of AIR entities incorporated in England and Wales and the United States (together, the “Collateral”). The Collateral has been pledged and/or charged on a first-priority basis under the security documents in favor of one or both security agents, for the benefit of the lenders under the Senior Facilities and other secured parties. If an event of default or enforcement event occurs, the agent under the Senior Facilities Agreement may, and shall if so directed by the requisite lender majority, enforce, or direct a security agent to enforce its security interests over the Collateral, which could adversely affect our business, financial condition, and results of operations.

For these purposes, acceleration or enforcement events include, among others, non-payment, breach of financial covenants, breaches of other material undertakings not remedied within applicable cure periods, cross-default to other material indebtedness, insolvency or insolvency proceedings, cessation of business, unlawfulness or invalidity of finance documents or security, misrepresentation, breach of priority agreements, audit qualification, litigation, arbitration or regulatory action that has, or is reasonably likely to have, a material adverse effect, events or circumstances that have, or are reasonably likely to have, a material adverse effect and repudiation of obligations. Upon the occurrence of such events, the agent may, and shall if so directed by the requisite lender majority, cancel any unutilized commitments and declare some or all amounts under the Senior Facilities immediately due and payable, and/or instruct the security agent to enforce the security (including exercising control over pledged accounts (including blocking or sweeping cash), enforcing share pledges and security over receivables and other assets, and otherwise realizing the Collateral). These actions could materially disrupt our operations, restrict our access to liquidity required for working capital and capital expenditures, result in a loss of control over key subsidiaries and assets, impair our ability to meet obligations to employees, suppliers and customers, and, in severe cases, lead to insolvency proceedings, any of which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to restrictive debt covenants that may limit our ability to finance our future operations and capital needs to pursue business opportunities and activities or to pay dividends.

The Senior Facilities Agreement contain covenants that limit our ability to incur and assume debt and require us to maintain a certain leverage ratio. Furthermore, the Senior Facilities Agreement limits, among other things, our ability to incur debt, pay dividends, acquire or sell certain assets, to undergo certain corporate actions (such as mergers and de‑mergers) or to create security over our assets. All of these limitations are subject to significant exceptions and qualifications. These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue acquisitions and other business activities that may be in our interest.

If we fail to comply with any of these covenants, we will be in default under the Senior Facilities Agreement, and the agent could, and shall if so directed by the requisite lender majority, declare applicable amounts immediately due and payable, after any applicable cure period. In addition, any such default could lead to an event of default and acceleration under other debt instruments existing at the time of such event of default if such other debt instruments contain cross‑default or cross‑acceleration provisions. These restrictions could materially adversely affect our ability to finance future operations or capital needs or engage in other business activities that may be in our best interest.

Amounts outstanding under the Senior Facilities bear interest at floating rates that could rise significantly, increasing our costs and reducing our cash flow.

Amounts outstanding under the Senior Facilities, and future indebtedness that we may incur, bear interest utilizing, among other components, floating rates of interest, such as SOFR. These interest rates could rise significantly in the future. Although we may enter into certain hedging arrangements designed to fix a portion of these rates, there can be no assurance that hedging will be available or continue to be available on commercially reasonable terms. To the extent that interest rates or any drawings were to increase significantly, our interest expense would correspondingly increase, reducing our cash flow.

We may incur more debt in the future, which may make it difficult for us to service our debt and impair our ability to operate our businesses.

Despite our current leverage, we may incur additional debt in the future. Although the Senior Facilities Agreement contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. If new debt is added to our existing debt levels, the related risks that we now face would increase. In addition, the Senior Facilities Agreement does not prevent us from incurring obligations that do not constitute indebtedness under those agreements. Our inability to service our debt could have a material adverse effect on our business, financial condition and results of operations.

We are a holding company and depend upon our subsidiaries for our cash flows.

We are a holding company. All of our operations are conducted, and almost all of our assets are owned, by our subsidiaries. Consequently, our cash flows and our ability to meet our obligations depend upon the cash flows of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends, distributions or otherwise. The ability of our subsidiaries to make any payments to us depends on their earnings and the terms of their indebtedness, if any, including the terms of any credit facilities and legal restrictions. Any failure to receive dividends or distributions from our subsidiaries when needed could have a material adverse effect on our business, financial condition and results of operations.

We require a significant amount of cash to service our debt and sustain our operations, which we may not be able to generate or raise.

Our ability to make principal or interest payments when due on our indebtedness and to fund our ongoing operations and future capital expenditures depends on our future performance and ability to generate cash, which, to a certain extent, is subject to the success of our business strategy as well as general economic, financial, competitive, legislative, legal, regulatory and other factors, as well as other factors discussed in these “Risk Factors,” many of which are beyond our control.

We cannot assure you that our business will generate sufficient cash flows from operations, that currently anticipated growth, cost savings or efficiencies will be realized or that future debt financing will be available to us in an amount sufficient to enable us to pay our debts when due or to fund our other liquidity needs including the repayment of our debt at maturity. At the respective maturities of the Senior Facilities, the Notes or any other debt that we may incur, if we do not have sufficient cash flows from operations and other capital resources to pay our debt obligations, or to fund our other liquidity needs, we may be required to refinance or restructure our indebtedness.

If our future cash flows from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to sell assets, obtain additional debt or equity capital or restructure or refinance all or a portion of our debt on or before maturity.

The type, timing and terms of any future financing, restructuring, asset sales or other capital raising transactions will depend on our cash needs and the prevailing conditions in the financial markets. We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In such an event, we may not have sufficient assets to repay any portion or all of our debt.

Risks Related to the Business Combination

The market price of Pubco Ordinary Shares after the Business Combination will be affected by factors different from those currently affecting the market price of CAEP Class A Ordinary Shares.

The market price of Pubco Ordinary Shares after the Business Combination will be influenced by various factors, distinct from those affecting the market price of CAEP Class A Ordinary Shares before the Business Combination. These include the financial performance of Pubco, economic conditions, market trends, investor psychology, relative governance rights and political and social factors.

The market price of Pubco Ordinary Shares may change significantly following the Business Combination. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. Public Shareholders may not be able to resell their Pubco Ordinary Shares at an attractive price due to a number of factors such as those listed in “Risks Related to AIR’s Business and Industry,” “Risks Related to Being a Public Company” and the following:

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results of operations that vary from the expectations of securities analysts and investors;
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results of operations that vary from those of Pubco’s competitors;
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changes in expectations as to Pubco’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;
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declines in the market prices of stocks generally;
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strategic actions by Pubco or its competitors;
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announcements by Pubco or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;
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any significant change in Pubco’s management;
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changes in general economic or market conditions or trends in Pubco’s industry or markets;
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changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to Pubco’s business;
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future sales by Pubco of Pubco Ordinary Shares or other securities;
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investor perceptions of the investment opportunity associated with Pubco Ordinary Shares relative to other investment alternatives;
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the public’s response to press releases or other public announcements by Pubco or third parties, including Pubco’s filings with the SEC;

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litigation involving Pubco, Pubco’s industry, or both, or investigations by regulators into the Pubco Board, Pubco’s operations or those of Pubco’s competitors;
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guidance, if any, that Pubco provides to the public, any changes in this guidance or Pubco’s failure to meet this guidance;
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the development and sustainability of an active trading market for Pubco Ordinary Shares;
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actions by institutional or activist shareholders;
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changes in accounting standards, policies, guidelines, interpretations or principles; and
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other events or factors, including those resulting from pandemics, natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of Pubco Ordinary Shares, regardless of Pubco’s actual operating performance. In addition, price volatility may be greater if the public float and trading volume of Pubco Ordinary Shares is low.

In the past, following periods of market volatility, shareholders have instituted securities class action litigation. If Pubco was involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from Pubco’s business regardless of the outcome of such litigation.

The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

The Business Combination Agreement is subject to a number of conditions which must be satisfied or waived in order to complete the Business Combination. Those conditions include, among other things: approval of the CAEP Shareholder Approval Matters by CAEP Shareholders; absence of laws or orders prohibiting completion of the Business Combination; effectiveness of this proxy statement/prospectus; the Pubco Ordinary Shares having been approved for listing on Nasdaq or another national securities exchange; the accuracy of the representations and warranties by the Parties (subject to the materiality standards set forth in the Business Combination Agreement); the performance in all material respects by the parties of their covenants and agreements related to the Business Combination; and no occurrence of a material adverse effect on CAEP, Pubco, Cayman Merger Sub, Jersey Merger Sub or AIR. These conditions to Closing may not be satisfied or waived in a timely manner or at all, and, accordingly, the Business Combination may not be completed.

In addition, the parties can mutually decide to terminate the Business Combination Agreement at any time, before or after CAEP Shareholder approval of the CAEP Shareholder Approval Matters, or Pubco, AIR or CAEP may elect to terminate the Business Combination Agreement in certain other circumstances. For more information, see the section entitled “Questions and Answers About the Business Combination and the CAEP Extraordinary General Meeting — Q: What conditions must be satisfied or waived to complete the Business Combination?”

The Business Combination Agreement contains provisions that limit CAEP from seeking an alternative business combination. If the Business Combination is not completed, those restrictions may make it harder for CAEP to complete an alternative business combination before the end of the Combination Period.

While the Business Combination Agreement is in effect, CAEP may not solicit, assist, facilitate the making, submission or announcement of, or intentionally encourage any Alternative Transaction or Acquisition Proposal, such as a merger, material sale of assets or equity interests or other business combination, with any third party, even though any such Alternative Transaction or Acquisition Proposal could be more favorable to CAEP Shareholders than the Business Combination. Further, if CAEP holds and concludes the Meeting but the approval of the CAEP Shareholder Approval Matters is not obtained, either CAEP or AIR may terminate the Business Combination Agreement. If the Business Combination Agreement is terminated and the CAEP Board seeks another business combination, these provisions will make it more difficult for CAEP to complete an alternative business combination by the end of the Combination Period following the termination of the Business Combination Agreement due to the passage of time during which these provisions have remained in effect. There can be no assurance that CAEP will be able to find another acquisition target that would consummate a business combination or that such other business combination will be completed prior to the end of the Combination Period. For more information, see the sections entitled “The Business Combination Agreement and Ancillary Documents—The Business Combination Agreement—Termination of the Business Combination Agreement” and “The Business Combination Agreement and Ancillary Documents—The Business Combination Agreement—Effect of Termination.”

Neither CAEP nor the CAEP Shareholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total consideration for the Cayman Merger in the event that any of the representations and warranties in the Business Combination Agreement made by Pubco or AIR or any other party thereto ultimately proves to be inaccurate or incorrect.

The representations and warranties made by CAEP, Pubco, AIR, Cayman Merger Sub, and Jersey Merger Sub to each other in the Business Combination Agreement will not survive Closing. As a result, CAEP and the CAEP Shareholders will not have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total consideration for the Cayman Merger if any representation or warranty in the Business Combination Agreement made by Pubco or AIR proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, CAEP and the CAEP Shareholders would have no indemnification claim with respect thereto and its financial condition or results of operations could be adversely affected.

The value of the CAEP Founder Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of Pubco Ordinary Shares at such time is substantially less the negotiated price of than $10.00 per share, which may create an economic incentive for the CAEP management team to pursue and consummate the Business Combination which differs from Public Shareholders.

The Sponsor currently owns 7,480,000 CAEP Ordinary Shares, including 6,900,000 CAEP Founder Shares and 580,000 CAEP Private Placement Shares, which it purchased for $5,825,000 in the aggregate, comprised of the $25,000 purchase price for the CAEP Founder Shares (or approximately $0.004 per share) and the $5,800,000 purchase price for the CAEP Private Placement Shares (or $10.00 per share). Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to surrender, for no consideration, which CAEP will cancel, 3,400,000 CAEP Founder Shares immediately prior to, and subject to the consummation of, the Cayman Merger, resulting in the Sponsor owning 3,500,000 CAEP Founder Shares immediately after such surrender, and the Sponsor has agreed to subject 1,500,000 of the Post-Combination Founder Shares to vesting and forfeiture in an earnout. Assuming a trading price of $10.00 per share upon consummation of the Business Combination, the 3,500,000 Post-Combination Founder Shares (assuming vesting of all Sponsor Earnout Shares) would have an aggregate implied value of $35,000,000 and the 580,000 CAEP Private Placement Shares would have an aggregate implied value of $5,800,000. Even if the trading price after Closing of Pubco Ordinary Shares were to be as low as $1.43 per share, the value of the Post-Combination Founder Shares and CAEP Private Placement Shares would be approximately equal to the Sponsor’s initial investment in CAEP of $5,825,000. As a result, the Sponsor may be able to recover its investment in CAEP and realize a profit even if the value of Pubco Ordinary Shares declines following Closing. Accordingly, the Sponsor, and CAEP’s directors and officers who have an economic interest in the Sponsor, may have an economic incentive that differs from that of Public Shareholders to pursue and consummate an initial business combination, including the Business Combination, rather than to liquidate and to return all of the cash in the Trust Account to Public Shareholders, even if that business combination were with a riskier or less-established target business. This may have influenced the CAEP management team’s motivation in identifying and selecting AIR as CAEP’s acquisition target and seeking to consummate the Business Combination. For the foregoing reasons, Public Shareholders should consider the CAEP management team’s financial incentive to complete the Business Combination when evaluating whether to redeem their Public Shares in connection with the consummation of the Business Combination. See also “Since the Sponsor and CAEP’s directors and officers have interests that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders, a conflict of interest may have existed in determining whether the Business Combination with Pubco and AIR is appropriate as CAEP’s initial business combination. Such interests include that the Sponsor will lose its entire investment in CAEP if the Business Combination is not completed or any other business combination is not completed.”

The “net cash” per Public Share not being redeemed will be less than the redemption price.

Each Public Share not being redeemed will represent a “net cash” per share contribution equal to its pro rata share of the Trust Account by that Public Shareholder to Pubco (which, as of September 30, 2025, was approximately $10.26 which is the approximate redemption amount per Public Share based on the Trust Account balance as of September 30, 2025, and inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note in the applicable Redemption Event). This represents a higher contribution of net cash per share to Pubco than (i) the Merger Consideration Shares, which are being issued at $10.00 per share, (ii) the $25,000 that was contributed by the Sponsor to CAEP in exchange for 6,900,000 CAEP Founder Shares (equal to approximately $0.004 per share), and (iii) the shares being issued to the Sponsor as repayment for the Sponsor Loan (which are being issued at a price of $10.00 per share). Accordingly, assuming that the “net cash” per Public Share being contributed to Pubco reflects the cash being contributed at Closing by CAEP to Pubco (i.e., the Trust Account balance net of redemptions and any cash balances of CAEP outside of the Trust Account), the redemption price is expected to be greater than the net cash per share contributed by CAEP to Pubco.

Public Shareholders who do not redeem their Public Shares will experience substantial and immediate dilution upon Closing of the Business Combination as a result of the CAEP Class B Ordinary Shares held by the Sponsor, since the value of the CAEP Class B Ordinary Shares is likely to be substantially higher than the nominal price paid for them, as well as a result of the issuance of Pubco Ordinary Shares in the Business Combination.

The issuance of a significant number of Pubco Ordinary Shares in the Business Combination will dilute the equity interests of Public Shareholders in Pubco following the Business Combination and may adversely affect prevailing market prices for Pubco Ordinary Shares.

In addition, the Sponsor acquired CAEP Founder Shares at a nominal price, also significantly contributing to this dilution.

Upon the completion of the Business Combination, and assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares in connection with the Business Combination, all Sponsor Earnout Shares have vested, all AIR Earnout Shares have vested and no Pubco Ordinary Shares are issued pursuant to the Incentive Plan, (i) Public Shareholders, (ii) the Sponsor, (iii) the Kingsway Holders and (iv) the AIR Shareholders (excluding the Kingsway Holders), in each case, will own approximately %, %, %, and % of the issued and outstanding Pubco Ordinary Shares, respectively.

These ownership percentages assume a $10.00 share price, and other assumptions set forth in the section entitled “Summary of the Proxy Statement/Prospectus — Ownership of Pubco Following the Business Combination” in this proxy statement/prospectus. As such, Public Shareholders who do not redeem their Public Shares will experience substantial and immediate dilution upon Closing. For more information, see the section entitled “Questions and Answers about the Business Combination and the CAEP Extraordinary General Meeting— Dilution.”

Additionally, future issuances of Pubco Ordinary Shares, including pursuant to the Incentive Plan, may significantly dilute the equity interests of Public Shareholders who do not redeem their Public Shares and may adversely affect prevailing market prices for Pubco Ordinary Shares.

Further, Pubco may also, from time to time in the future, issue additional Pubco Ordinary Shares or securities convertible into Pubco Ordinary Shares pursuant to a variety of transactions, including acquisitions or other capital markets transactions. Issuing additional shares of its capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of Public Shareholders, reduce the market price of Pubco Ordinary Shares, or both. Preference shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit Pubco’s ability to pay dividends to the holders of Pubco Ordinary Shares. Pubco’s decision to issue securities in any future offering will depend on market conditions and other factors beyond its control, which may adversely affect the amount, timing or nature of its future offerings. As a result, holders of Pubco Ordinary Shares upon Closing, including Public Shareholders who do not redeem their Public Shares, will bear the risk that future offerings may reduce the market price of Pubco Ordinary Shares and dilute their percentage ownership further.

It is possible that CAEP Class A Ordinary Shares or Pubco Ordinary Shares could become subject to the “penny stock” rules of the SEC. Shares subject to the “penny stock” rules would require brokers to provide additional disclosures to investors. In addition, shares that are deemed to be “penny stock” may be subject to delisting from Nasdaq or another national securities exchange.

If CAEP or Pubco securities are delisted or otherwise fail to meet listing standards, the “penny stock” rules could apply and brokers trading in CAEP or Pubco securities would be required to adhere to more stringent rules, including but not limited to enhanced disclosure and sales requirements. The “penny stock” rules are burdensome and may have the effect of reducing purchases in offerings and reducing trading activity in the secondary market for the securities. If CAEP Class A Ordinary Shares or Pubco Ordinary Shares are subject to the “penny stock” rules, Public Shareholders and Pubco shareholders may find it more difficult to sell their shares and, therefore, may be required to hold some or all of their shares for an indefinite period of time. The price of such securities may be volatile, and there can be no assurance that shareholders will be able to dispose of their securities at favorable prices, or at all.

For more information relating to the risks of Pubco maintaining an exchange listing, see the risk factor entitled “Risk Factors — Risks Related to Ownership of Pubco Ordinary Shares Following the Business Combination — Currently, there is no public market for Pubco Ordinary Shares. Public Shareholders cannot be sure whether the Pubco Ordinary Shares will develop an active trading market or whether Pubco will be able to maintain the listing of Pubco Ordinary Shares in the future even if Pubco is successful in listing Pubco Ordinary Shares on Nasdaq or another national securities exchange, which could limit investors’ ability to make transactions in Pubco Ordinary Shares and subject Pubco to additional trading restrictions.”

If Public Shareholders who wish to exercise their redemption rights in connection with the Business Combination fail to properly demand such redemption rights, they will not be entitled to redeem their Public Shares for a pro rata portion of the Trust Account and will instead become shareholders of Pubco.

In connection with the Business Combination, Public Shareholders may demand that CAEP redeem their Public Shares at Closing in return for a pro rata portion of the funds available in the Trust Account, calculated as of two business days prior to the Closing Date. Public Shareholders who seek to exercise this redemption right must deliver their Public Shares (either physically or electronically) to CST prior to the vote at the Meeting. Any Public Shareholder who fails to properly demand redemption rights will not be entitled to redeem their Public Shares and receive a pro rata portion of the funds available in the Trust Account and will instead exchange their Public Shares for Pubco Ordinary Shares and become shareholders of Pubco. See the section of this proxy statement/prospectus entitled “Extraordinary General Meeting of CAEP Shareholders — Redemption Rights” for the procedures to be followed.

Public Shareholders will not have any rights or interests in funds from the Trust Account except under certain limited circumstances, which includes in connection with the consummation of the Business Combination. Therefore, for a Public Shareholder to liquidate their investment in CAEP prior to such times, a Public Shareholder may be forced to sell their Public Shares in the open market, potentially at a loss.

Public Shareholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) CAEP’s completion of the Business Combination or another business combination if the Business Combination is not consummated, and then only in connection with those Public Shares that Public Shareholders have properly elected to redeem, subject to the limitations described herein, (ii) the redemption of Public Shares if CAEP is unable to complete a business combination by the end of the Combination Period, subject to applicable law and as further described herein, or (iii) in connection with an extension of the Combination Period. In no other circumstances will a Public Shareholder have any right or interest of any kind in the Trust Account. Accordingly, for a Public Shareholder to liquidate their investment in CAEP prior to such times, a Public Shareholder may be forced to sell their Public Shares in the open market, potentially at a loss.

The ability of Public Shareholders to exercise redemption rights with respect to a large number of Public Shares may reduce proceeds available to Pubco after Closing, reduce the public “float” of Pubco Ordinary Shares after Closing, reduce the liquidity of the trading market for Pubco Ordinary Shares after Closing, or make it difficult to obtain or maintain the quotation, listing or trading Pubco Ordinary Shares on Nasdaq or another national securities exchange, and consequently may not allow the parties to complete the Business Combination, or optimize Pubco’s capital structure following the Business Combination.

Public Shareholders may vote in favor of the Business Combination and still elect to redeem their Public Shares. We do not know how many Public Shareholders may exercise their redemption rights in connection with the Business Combination. If a larger number of Public Shares are submitted for redemption than we initially expected, we may need to arrange for additional debt or equity financing to provide working capital to Pubco following Closing. There can be no assurance that such debt or equity financing will be available to us if we need it or, if available, the terms will be satisfactory to us. Raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels and may increase the probability that the Business Combination will be unsuccessful.

In such event, if adequate third-party financing is unavailable or only available on unreasonable terms, Pubco may not be able to maintain the listing of its securities on Nasdaq or another national securities exchange for lack of liquidity and may not have sufficient cash and liquidity to finance its operations as currently contemplated following the Business Combination.

Since the Sponsor and CAEP’s directors and officers have interests that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders, a conflict of interest may have existed in determining whether the Business Combination with Pubco and AIR is appropriate as CAEP’s initial business combination. Such interests include that the Sponsor will lose its entire investment in CAEP if the Business Combination is not completed or any other business combination is not completed.

When Public Shareholders consider the recommendation of the CAEP Board to vote in favor of each of the Proposals, including the Business Combination Proposal, they should consider that the Sponsor and CAEP’s directors and officers have interests in the Proposals that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders. The CAEP Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and transaction agreements and in recommending to CAEP Shareholders that they vote in favor of the Proposals presented at the Meeting, including the Business Combination Proposal. CAEP Shareholders should take these interests into account in deciding whether to approve the Proposals. These interests include, among other things, the following:

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As of the date hereof, the Sponsor is the record holder of 6,900,000 CAEP Founder Shares and 580,000 CAEP Private Placement Shares. The following persons have material interests in the Sponsor: Cantor is the sole member of the Sponsor; CFGM is the managing general partner of Cantor; and Brandon G. Lutnick is the controlling trustee of the trusts owning all of the voting shares of CFGM and the Chairman and Chief Executive Officer of CFGM and Cantor. As of the date hereof, each of Cantor, CFGM and Brandon G. Lutnick may be deemed to have beneficial ownership of the CAEP Ordinary Shares held directly by the Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. As of the date hereof, other than Brandon G. Lutnick (as described above) and Danny Salinas (who has a minority limited partnership interest in Cantor), none of CAEP’s other directors or executive officers has a direct or indirect ownership interest in the Sponsor and none of CAEP’s directors or executive officers has beneficial ownership of the CAEP Ordinary Shares held directly by the Sponsor;
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The Sponsor paid $25,000, or approximately $0.004 per share, for the 6,900,000 CAEP Founder Shares, and $5,800,000, or $10.00 per share, for the 580,000 CAEP Private Placement Shares. Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to surrender, for no consideration, which CAEP will cancel, 3,400,000 CAEP Founder Shares immediately prior to, and subject to the consummation of, the Cayman Merger, resulting in the Sponsor owning 3,500,000 CAEP Founder Shares immediately after such surrender. As of November 7, 2025, the aggregate value of such shares is estimated to be approximately $41.7 million, assuming the per share value of the shares is the same as the $10.23 closing price of the CAEP Class A Ordinary Shares on Nasdaq on November 7, 2025 (the date the proposed Business Combination was announced). As a result, the Sponsor may be able to recover its investment in CAEP and realize a profit even if the value of Pubco Ordinary Shares declines following Closing;
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The 6,900,000 CAEP Founder Shares and 580,000 CAEP Private Placement Shares held by the Sponsor and purchased by the Sponsor for $5,825,000 will be worthless if a business combination is not consummated by CAEP by the end of the Combination Period;
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Pursuant to the Insider Letter, the Sponsor agreed that, subject to limited exceptions, the 580,000 CAEP Private Placement Shares it holds will not be sold or transferred until 30 days after CAEP has completed a business combination and that the 6,900,000 CAEP Founder Shares it holds will not be sold or transferred until the earlier of (a) the one-year anniversary of CAEP’s initial business combination, (b) subsequent to CAEP’s initial business combination, (x) if the last reported sale price of the CAEP Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after CAEP’s initial business combination, and (c) the date on which CAEP completes certain material transactions that result in all of its shareholders having the right to exchange their shares for cash, securities or other property. The Sponsor Support Agreement supersedes the lock-up provided for in the Insider Letter and provides that the lock-up will apply to the Post-Combination Founder Shares until the earlier of (i) six months after the Cayman Closing Date and (ii) an early release event as set forth in the Sponsor Support Agreement;
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Pursuant to the Sponsor Support Agreement, the Sponsor has agreed that 1,500,000 of the Post-Combination Founder Shares will be subject to the Sponsor Earnout Conditions;
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CF&Co., an affiliate of the Sponsor and Cantor, is a party to the CF&Co. M&A Engagement Letter, pursuant to which CAEP has engaged CF&Co. as its exclusive financial advisor in connection with the Transactions. For the services provided thereto, CF&Co. will receive a cash fee at Closing equal to approximately $24.235 million, being equal to 1.5% of the enterprise value of AIR less $2 million, which fee will be reduced by an amount equal to the lesser of (i) $1.98 million and (ii) the product of: (x) 5.5%, (y) $10.00 and (z) the number of Public Shares redeemed in connection with the Transactions. In addition, CF&Co. previously entered into the Business Combination Marketing Agreement, pursuant to which CF&Co. will receive a $10.38 million cash fee at Closing. Payment of the foregoing fees are contingent on Closing;
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The Sponsor and CAEP’s officers and directors have agreed not to redeem any CAEP Ordinary Shares held by them in connection with a shareholder vote to approve a proposed business combination, including the Business Combination;
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The CAEP Memorandum and Articles provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as CAEP; and (ii) CAEP renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and CAEP, on the other. In the course of their other business activities, CAEP’s officers and directors may have, or may become aware of, other investment and business opportunities which may be appropriate for presentation to CAEP as well as the other entities with which they are affiliated. CAEP’s management has pre-existing fiduciary duties and contractual obligations and if there is a conflict of interest in determining to which entity a particular business combination opportunity should be presented, any pre-existing fiduciary obligation will be presented the business combination opportunity before CAEP is presented with it. CAEP does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target;
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CAEP has until the end of the Combination Period to consummate a business combination. If the Business Combination with Pubco and AIR is not consummated and CAEP does not consummate another business combination by the end of the Combination Period, CAEP will cease all operations except for the purpose of winding up, redeeming 100% of the issued and outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and the CAEP Board, dissolving and liquidating, subject in each case above to CAEP’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the 6,900,000 CAEP Founder Shares and 580,000 CAEP Private Placement Shares held by the Sponsor would be worthless because the Sponsor has waived its right to participate in any redemption or distribution with respect to such CAEP Ordinary Shares, and CF&Co. will not receive any of the fees described above;
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CAEP has issued the Sponsor Loan to the Sponsor in respect of the up to $1,750,000 in loans the Sponsor has made, and will make, to CAEP to fund CAEP’s expenses relating to investigating and selecting an acquisition target and other working capital requirements. The Sponsor Loan does not bear interest and is repayable by CAEP to the Sponsor upon consummation of a business combination; provided that, at the Sponsor’s option, at any time on or prior to the consummation of the Business Combination, all or any portion of the amount outstanding under the Sponsor Loan may be converted into CAEP Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Loan would be repaid only out of funds held outside of the Trust Account. As of September 30, 2025, CAEP had approximately $12,000 outstanding under the Sponsor Loan. If the Business Combination or another business combination is not consummated by the end of the Combination Period, the Sponsor Loan may not be repaid to the Sponsor, in whole or in part. Pursuant to the Sponsor Support Agreement, the Sponsor has agreed that upon consummation of the Business Combination, all the amounts owed by CAEP to it under the Sponsor Loan will be repaid in the form of newly issued CAEP Class A Ordinary Shares, rather than in cash, at $10.00 per share;
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CAEP has also issued the Sponsor Note to the Sponsor in respect of the up to $4,140,000 in loans that the Sponsor may make to CAEP in connection with each Redemption Event, such that an amount equal to $0.15 per redeemed Public Share in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed Public Shares on such Redemption Event. The Sponsor Note does not bear interest and is repayable by CAEP to the Sponsor; provided that, at the Sponsor’s option, at any time on or prior to the consummation of the Business Combination, all or any portion of the amount outstanding under the Sponsor Note may be converted into CAEP Class A Ordinary Shares at a conversion price of $10.00 per share. If CAEP is unable to consummate the Business Combination, the Sponsor Note would be repaid only out of funds held outside of the Trust Account. As of September 30, 2025, CAEP had $0 outstanding under the Sponsor Note.
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If CAEP is unable to complete a business combination by the end of the Combination Period, and to the extent there are any claims by a third party for services rendered or products sold to CAEP or by a prospective acquisition target with which CAEP has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, in each case, reduce the amount of redemption amount to below the lesser of (i) the sum of (A) $10.00 per Public Share and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event and (ii) the sum of (A) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less interest released to pay taxes, and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event, then the Sponsor may be liable to CAEP pursuant to the Insider Letter, provided that such liability will not apply to any claims by a third party or prospective acquisition target who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under CAEP’s indemnity of the underwriters of the CAEP IPO against certain liabilities, including liabilities under the Securities Act not to claims brought by CAEP’s public auditor;
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The Sponsor, CAEP’s officers and directors and their Affiliates are entitled to reimbursement for any out-of-pocket expenses incurred by them in connection with certain activities on CAEP’s behalf, such as identifying, investigating, negotiating and completing a business combination. If CAEP does not complete a business combination by the end of the Combination Period, CAEP may not have the cash necessary to reimburse these expenses. As of the date of this proxy statement/prospectus, none of the Sponsor, CAEP’s officers and directors or their Affiliates has incurred any such expenses which would be reimbursed at Closing; and
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CAEP’s officers and directors will be eligible for continued indemnification and continued coverage under a tail policy for CAEP’s directors’ and officers’ liability insurance policy for up to a six-year period from and after Closing for events occurring prior to Closing, which tail policy is to be paid for by Pubco at Closing pursuant to the Business Combination Agreement. If the Business Combination does not close, CAEP’s officers and directors may not receive this tail insurance coverage.

For additional information, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of the Sponsor and CAEP’s Directors and Executive Officers in the Business Combination.”

The existence of personal and financial interests of one or more of CAEP’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the commercial interests of CAEP and Public Shareholders and what he or she may believe is best for himself, herself or themselves in determining to recommend that Public Shareholders vote for the Proposals. The personal and financial interests of the Sponsor and CAEP’s directors and officers may have influenced their motivation in identifying and selecting AIR as an acquisition target and completing the Business Combination. The absence of a fairness opinion (or any similar report or appraisal) exacerbates the possibility that these risks may have impacted the terms of the Business Combination Agreement.

CAEP’s management determined that, in light of the potential conflicting interests described above with respect to the Sponsor and its Affiliates, the independent director of CAEP should separately review and consider the potential conflicts of interest with respect to the Sponsor and its Affiliates arising out of the Business Combination and the proposed terms thereof. Accordingly, the CAEP Audit Committee reviewed and considered such interests and, after taking into account the factors they deemed applicable (including the potential conflicting interests), both the CAEP Audit Committee and the CAEP Board unanimously approved the Business Combination Agreement and the Transactions contemplated therein.

Nonetheless, in considering the recommendations of the CAEP Board to vote for each of the Proposals, Public Shareholders should consider these interests. For additional information on the interests and relationships of the Sponsor and CAEP’s directors and officers in the Business Combination, see “The Business Combination Proposal — Interests of the Sponsor and CAEP’s Directors and Executive Officers in the Business Combination.” See also “— The value of the CAEP Founder Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of Pubco Ordinary Shares at such time is substantially less than the negotiated price of $10.00 per share, which may create an economic incentive for the CAEP management team to pursue and consummate the Business Combination which differs from that of the Public Shareholders.”

Neither the CAEP Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the Business Combination. Consequently, CAEP Shareholders have no assurance from an independent source that the number of Pubco Ordinary Shares to be issued to the AIR Shareholders and CAEP Shareholders in the Business Combination is fair to CAEP — and, by extension, CAEP Shareholders — from a financial point of view.

In considering the Business Combination, neither the CAEP Board nor any committee thereof obtained a fairness opinion from an independent investment banking firm or another independent firm that commonly renders opinions that the terms of the Business Combination are fair to CAEP Shareholders from a financial point of view. In analyzing the Business Combination, the CAEP Board reviewed summaries of financial analyses prepared by CF&Co., CAEP’s financial advisor, and CAEP management. The CAEP Board also consulted with its financial and legal advisors and with CAEP management and considered a number of factors, uncertainties and risks, including, but not limited to, those discussed under “The Business Combination Proposal — The CAEP Board’s Reasons for Approval of the Business Combination,” and concluded that the Business Combination was in the commercial interests of CAEP and the CAEP Shareholders. The CAEP Board believes that because of the professional experience and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to CAEP Shareholders and that the fair market value of the business or assets to be acquired in the Business Combination was at least 80% of the value of the Trust Account as of the day before execution of the Business Combination Agreement (excluding taxes payable on the income earned on the Trust Account). Accordingly, investors will be relying solely on the judgment of the CAEP Board in valuing AIR, and the CAEP Board may not have properly valued such businesses. As a result, the terms may not be fair from a financial point of view to CAEP Shareholders. The lack of a fairness opinion (or any similar report or appraisal) may also lead to an increased number of Public Shareholders to vote against the Business Combination or demand redemption of their Public Shares, which could potentially impact CAEP’s ability to consummate the Business Combination. For information about the standards used by the CAEP Board in evaluating the Business Combination, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Background of the Business Combination.”

The parties to the Business Combination Agreement may waive one or more of the conditions to the Business Combination or certain of the other Transactions contemplated by the Business Combination Agreement.

The parties to the Business Combination Agreement may agree to waive, in whole or in part, some of the conditions to the obligations to consummate the Business Combination or certain of the other Transactions contemplated by the Business Combination Agreement, to the extent permitted by the CAEP Memorandum and Articles, and applicable laws. For example, it is a condition to CAEP’s obligations to consummate the Business Combination that certain of Pubco’s, Cayman Merger Sub’s, Jersey Merger Sub’s and AIR’s representations and warranties are true and correct in all respects as of Closing, subject to the materiality exceptions set forth in the Business Combination Agreement. However, if the CAEP Board determines that it is in the best interest of CAEP to waive any such breach, then the CAEP Board may elect to waive that condition and consummate the Business Combination; provided that no party is able to waive the condition that CAEP Shareholders approve the Business Combination Proposal.

CAEP’s directors and officers will have discretion on whether to agree to changes or waivers in the terms of the Business Combination Agreement, and their interests in exercising that discretion may conflict with those of the CAEP Shareholders.

In the period leading up to Closing, events may occur that, pursuant to the Business Combination Agreement, would require CAEP to agree to amend the Business Combination Agreement, to consent to certain actions taken by Pubco or AIR or to waive or exercise rights that CAEP is entitled to under the Business Combination Agreement. Such events could arise because of a request by Pubco or AIR to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on Pubco’s expected business strategy and would entitle

CAEP to terminate the Business Combination Agreement. In any such circumstances, it would be at CAEP’s discretion, acting through the CAEP Board, to grant its consent or waive those rights.

The existence of the financial and personal interests of one or more of the directors of CAEP described in the preceding risk factors (and as described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of one or more of the directors between such director’s potential beliefs in what is best for CAEP and such director’s potential beliefs in what is best for himself or herself in determining whether or not to take the requested action.

In the event that CAEP, Pubco, AIR and the other parties to the Business Combination Agreement authorize an amendment to the Business Combination Agreement that does not require further approval by CAEP Shareholders, CAEP will inform CAEP Shareholders of such amendment by press release and other public communications. In the event that CAEP, Pubco, AIR and the other parties to the Business Combination Agreement authorize an amendment to the Business Combination Agreement that requires further approval by CAEP Shareholders, to the extent this proxy statement/prospectus has been mailed to CAEP Shareholders, a proxy supplement or an amended proxy statement/prospectus would be delivered to CAEP Shareholders, and proxies would be re-solicited for approval of such amendment.

CAEP Shareholders who are not affiliated with the Sponsor may be exposed to greater risk as a result of becoming shareholders of Pubco through the Business Combination rather than acquiring Pubco Ordinary Shares directly in an underwritten public offering as a result of the differences between the two transaction structures, including that the Business Combination did not involve an underwriter and that the Sponsor has conflicts of interest in connection with the Business Combination.

There is no independent third-party underwriter involved in the Business Combination or the issuance of Pubco Ordinary Shares in connection therewith. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. As there is no underwriter in connection with the Business Combination and the issuance of Pubco Ordinary Shares in connection therewith, CAEP Shareholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public security offering.

If Pubco became a public company through an underwritten public offering, the underwriters would be subject to liability under Section 11 of the Securities Act for material misstatements and omissions in the initial public offering registration statement. In general, an underwriter is able to avoid liability under Section 11 if it can prove that, it “had, after reasonable investigation, reasonable ground to believe and did believe, at the time the registration statement became effective, that the statements therein (other than the audited financial statements) were true and that there was no omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.”

In addition, the amount of due diligence conducted by CAEP in connection with the Business Combination may not be as great as would have been undertaken by an underwriter in connection with an initial public offering of Pubco. Accordingly, it is possible that defects in AIR’s business or problems with AIR’s management that would have been discovered if Pubco conducted an underwritten public offering will not be discovered in connection with the Business Combination, which could adversely affect the market price of Pubco Ordinary Shares.

Unlike an underwritten initial public offering, the initial trading of Pubco Ordinary Shares will not benefit from the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed shares and underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing. The lack of such a process in connection with the listing of Pubco Ordinary Shares on applicable national securities exchange could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for Pubco Ordinary Shares during the period immediately following the listing.

Furthermore, the Sponsor and CAEP’s and AIR’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders. Such interests may have influenced the CAEP Board in making their recommendation that CAEP Shareholders vote in favor of the Business Combination Proposal and the other Proposals. In addition, in the event the Business Combination is completed, the value of the CAEP Founder Shares will be significantly greater than the amount the Sponsor paid to purchase such shares, even if after consummation of the Business Combination the trading price of Pubco Ordinary Shares materially declines. See “— Since the Sponsor and CAEP’s directors and officers have interests that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders, a conflict of interest may have existed in determining whether the Business Combination with Pubco and AIR is appropriate as CAEP’s initial business combination. Such interests include that the Sponsor will lose its entire investment in CAEP if the Business Combination is not completed or any other business combination is not completed” and the sections of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of the Sponsor and CAEP’s Directors and Executive Officers in the Business Combination.” See also “The value of the CAEP Founder Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of Pubco Ordinary

Shares at such time is substantially less than the negotiated price of $10.00 per share, which may create an economic incentive for the CAEP management team to pursue and consummate the Business Combination which differs from Public Shareholders.”

If CAEP is deemed to be an investment company under the Investment Company Act, CAEP may be required to institute burdensome compliance requirements and its activities may be restricted, which may make it difficult for CAEP to complete the Business Combination.

The SEC’s adopting release with respect to the 2024 SPAC Rules provided guidance relating to the potential status of SPACs as investment companies subject to regulation under the Investment Company Act and the regulations thereunder. Whether a SPAC is an investment company is dependent on specific facts and circumstances and CAEP can give no assurance that a claim will not be made that CAEP has been operating as an unregistered investment company.

If CAEP is deemed to be an investment company under the Investment Company Act, CAEP’s activities may be restricted, including (i) restrictions on the nature of its investments; and (ii) restrictions on the issuance of securities, each of which may make it difficult for CAEP to complete the Business Combination. In addition, CAEP may have to impose burdensome requirements, including: (i) registration as an investment company; (ii) adoption of a specific form of corporate structure; and (iii) reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless CAEP can qualify for an exclusion, CAEP must ensure that it is engaged primarily in a business other than investing, reinvesting or trading in securities and that its activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. CAEP is mindful of the SEC’s investment company definition and guidance and does not intend to complete an initial business combination with an investment company, or to acquire minority interests in other businesses or “investment securities” exceeding the permitted threshold.

To mitigate the risk that its business activities will subject CAEP to the Investment Company Act, CAEP’s proceeds held in the Trust Account have only been invested in U.S. government treasury obligations with a maturity of 185 days or less or in any open-end investment company that holds itself out as money market funds selected by CAEP meeting certain conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 under the Investment Company Act, which invests only in direct U.S. government treasury obligations. The holding of the assets in the Trust Account in this form is intended to be temporary and for the sole purpose of facilitating the Business Combination or another business combination. To mitigate the risk that CAEP might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that CAEP holds investments in the Trust Account, CAEP may, at any time, instruct CST, as trustee of the Trust Account, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash or in an interest bearing demand deposit account at a bank. CAEP’s cash if held in these accounts may exceed any applicable FDIC insurance limits. Should events, including limited liquidity, defaults, non-performance or other adverse developments occur with respect to the banks or other financial institutions that hold CAEP’s funds, or that affect financial institutions or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, the value of the assets in the Trust Account could be impaired, which could have a material impact on CAEP’s operating results, liquidity, financial condition and prospects. For example, on March 10, 2023, the FDIC announced that Silicon Valley Bank had been closed by the California Department of Financial Protection and Innovation. CAEP cannot guarantee that the banks or other financial institutions that will hold CAEP’s funds will not experience similar issues in the future.

Pursuant to the Trust Agreement, CST is not permitted to invest in securities or assets other than as described above. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), CAEP intends to avoid being deemed an “investment company” within the meaning of the Investment Company Act. The CAEP IPO was not intended for persons seeking a return on investments in government securities or investment securities. The Trust Account is intended solely as a temporary depository for funds pending the earliest to occur of: (i) the completion of the Business Combination or another business combination; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the CAEP Memorandum and Articles (x) in a manner that would affect the substance or timing of its obligation to redeem 100% of the Public Shares if CAEP does not complete the Business Combination or another business combination by the end of the Combination Period; or (y) with respect to any other provision relating to the rights of Public Shareholders or pre-business combination activity; or (iii) absent the consummation of a business combination by the end of the Combination Period, return of the funds held in the Trust Account to Public Shareholders as part of CAEP’s redemption of the Public Shares.

CAEP is aware of litigation claiming that certain SPACs should be considered to be investment companies. Although CAEP believes that these claims are without merit, CAEP cannot guarantee that it will not be deemed to be an investment company and thus subject to the Investment Company Act. Notwithstanding CAEP’s investment activities or the mitigation measures included herein, CAEP could still be deemed to be or have been an investment company at any time since the CAEP IPO.

If CAEP were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which CAEP has not allotted funds and may hinder its ability to complete the Business Combination or may result in its liquidation. If CAEP is unable to complete the Business Combination or any other business combination, Public Shareholders may only receive approximately $10.26 per share on the liquidation of the Trust Account (which is the approximate amount per Public Share based on the Trust Account balance as of September 30, 2025, and inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note in the applicable Redemption Event), and Public Shareholders would also lose the possibility of an investment opportunity in Pubco or another potential business combination.

CAEP has engaged CF&Co., who is an affiliate of the Sponsor, to act as its financial advisor in connection with the Business Combination. CAEP also previously engaged CF&Co. in connection with the CAEP IPO pursuant to the Business Combination Marketing Agreement. The Sponsor may therefore have additional financial interests in the completion of the Business Combination.

CAEP has engaged CF&Co., who is an affiliate of the Sponsor, to act as its financial advisor in connection with the Business Combination pursuant to the CF&Co. M&A Engagement Letter and also previously engaged CF&Co. pursuant to the Business Combination Marketing Agreement in connection with the CAEP IPO. For the services provided pursuant to the CF&Co. M&A Engagement Letter, CF&Co. will receive a cash fee at Closing equal to approximately $24.235 million, being equal to 1.5% of the enterprise value of AIR less $2 million, which fee will be reduced by an amount equal to the lesser of (i) $1.98 million and (ii) the product of: (x) 5.5%, (y) $10.00 and (z) the number of Public Shares redeemed in connection with the Transactions. Pursuant to the Business Combination Marketing Agreement, CF&Co. will receive a $10.38 million cash fee at Closing. Payment of the foregoing fees are contingent on Closing. For more information, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Consideration to be Received by, and Securities to be Issued to, the Sponsor and its Affiliates.”

Therefore, the Sponsor may have additional financial interests in the completion of the Business Combination. These financial interests tied to the consummation of the Business Combination may have given rise to potential or actual conflicts of interest and may have influenced the advice that CF&Co. provided to CAEP as its financial advisor, which advice could contribute to CAEP’s decision in connection with the sourcing and consummation of an initial business combination.

Members of CAEP’s management team and the CAEP Board have significant experience as founders, board members, officers, executives or employees of other companies. Certain of those persons, as well as CAEP’s Affiliates, have been, may be, or may become, involved in litigation, investigations or other proceedings, including related to those companies or otherwise. The defense or prosecution of these matters could be time-consuming and could divert CAEP management’s attention, and may have an adverse effect on CAEP, which may impede CAEP’s ability to consummate the Business Combination.

During the course of their careers, members of CAEP’s management team and the CAEP Board have had significant experience as founders, board members, officers, executives or employees of other companies. As a result of their involvement and positions in these companies, certain of those persons, as well as certain of CAEP’s Affiliates, have been, may be or may in the future become involved in litigation, investigations or other proceedings, including relating to the business affairs of such companies, transactions entered into by such companies, or otherwise. Individual members of CAEP’s management team and the CAEP Board also may become involved in litigation, investigations or other proceedings involving claims or allegations related to or as a result of their personal conduct, either in their capacity as a corporate officer or director or otherwise, and may be personally named in such actions and potentially subject to personal liability. For example, the directors of CFAC II, a SPAC sponsored by an Affiliate of Cantor, (i) were named as defendants in a class action filed in the Northern District of California alleging violation of federal securities laws in connection with disclosures related to the March 2021 business combination between CFAC II and View, Inc. (“View”), which case has settled in principle and the settlement has been submitted for court approval, and (ii) were named as defendants in a class action filed in the Delaware Court of Chancery alleging breach of fiduciary duty in connection with the business combination between CFAC II and View which was settled and dismissed by the court in December 2024. Further, in December 2024, Cantor, without admitting or denying the underlying allegations, settled with payment of a $6.75 million penalty a matter with the SEC whereby the SEC alleged that the initial public offering and business combination registration statements and proxy statements of each of CFAC II and CFAC V, a SPAC sponsored by an Affiliate of Cantor, contained misstatements regarding whether the respective SPACs had engaged in “substantive discussions” with potential targets prior to the date of their respective initial public offerings, which statements the SEC staff alleged Cantor caused the issuers to make. Any liability from such proceedings may or may not be covered by insurance and/or indemnification, depending on the facts and circumstances. The defense or prosecution of these matters could be time-consuming. Any litigation, investigations or other proceedings and the potential outcomes of such actions may divert the attention and resources of CAEP’s management team and the CAEP Board away from the Business Combination and may negatively affect CAEP’s reputation.

Changes in laws or regulations (including the adoption of policies by governing administrations), or a failure to comply with any laws and regulations, may adversely affect CAEP’s business, including CAEP’s ability to complete the Business Combination.

CAEP is subject to laws and regulations enacted by national, regional and local governments. These governing bodies may seek to change laws and regulations, as well as adopt new policies, including tariffs and other economic policies, that could negatively impact CAEP or Pubco. CAEP is also required to comply with certain SEC and other legal requirements and numerous complex tax laws. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time-consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on CAEP’s business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on CAEP’s business.

On January 24, 2024, the SEC adopted the 2024 SPAC Rules which became effective on July 1, 2024, requiring, among other items, (i) additional disclosures relating to SPAC sponsors and related persons; (ii) additional disclosures relating to SPAC business combination transactions; (iii) additional disclosures relating to dilution and to conflicts of interest involving sponsors and their Affiliates in both SPAC initial public offerings and business combination transactions; (iv) additional disclosures regarding projections included in SEC filings in connection with proposed business combination transactions; and (v) the requirement that both the SPAC and its acquisition target be co-registrants for business combination registration statements.

In addition, the SEC’s adopting release provided the SPAC Guidance describing circumstances in which a SPAC could become subject to regulation under the Investment Company Act, including its duration, asset composition, business purpose and the activities of the SPAC and its management team in furtherance of such goals.

Compliance with the 2024 SPAC Rules and the SPAC Guidance may increase the costs of, and the time needed to complete, the Business Combination.

If the Business Combination is not approved and CAEP does not consummate another initial business combination by the end of the Combination Period, then the Sponsor’s CAEP Ordinary Shares will become worthless and the expenses it has incurred will not be reimbursed. These interests may have influenced its decision to approve the Business Combination.

The Sponsor beneficially owns the CAEP Founder Shares and CAEP Private Placement Shares that it purchased for an aggregate of $5,825,000 prior to, or simultaneously with, the CAEP IPO, and the Sponsor has no redemption rights with respect to these CAEP Ordinary Shares. Additionally, CAEP has issued the Sponsor Loan for up to an aggregate of $1,750,000 in borrowings, of which approximately $12,000 was outstanding as of September 30, 2025, and may borrow up to an additional $4,140,000 from Sponsor under the Sponsor Note in connection with certain loans the Sponsor will make to CAEP in connection with a Redemption Event. If the Business Combination with Pubco and AIR or another business combination is not completed by the end of the Combination Period, these securities will be worthless, and CAEP would be unlikely to be able to repay any such borrowings. Certain directors and executive officers of CAEP have indirect economic interests in the Sponsor and accordingly, they may have an incentive to pursue and consummate an initial business combination, even if that business combination were with an acquisition target or on terms less favorable to Public Shareholders than liquidation. See also “The value of the CAEP Founder Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of Pubco Ordinary Shares at such time is substantially less than the negotiated price of $10.00 per share, which may create an economic incentive for the CAEP management team to pursue and consummate the Business Combination which differs from Public Shareholders.”

In addition, CAEP’s officers and directors and their Affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on CAEP’s behalf, such as identifying and investigating possible acquisition targets and business combinations. These expenses will be repaid upon completion of the Business Combination with Pubco and AIR. However, if CAEP fails to consummate the Business Combination or another initial business combination, they will not have any claim against the Trust Account for repayment or reimbursement. Accordingly, CAEP may not be able to repay or reimburse these amounts if the Business Combination is not completed. As of September 30, 2025, no such amounts had been incurred by any of CAEP’s officers, directors or their Affiliates.

For additional information, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of the Sponsor and CAEP’s Directors and Executive Officers in the Business Combination.”

These financial interests may have influenced the decision of CAEP’s directors to approve the Business Combination with Pubco and AIR and to continue to pursue such Business Combination. In considering the recommendations of the CAEP Board to vote for each of the Proposals, CAEP Shareholders should consider these interests.

If third parties bring claims against CAEP, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by Public Shareholders could be less than $10.26 per share (based on the Trust Account balance as of September 30, 2025, and inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note in the applicable Redemption Event).

CAEP’s placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although CAEP will seek to have all vendors, service providers, prospective acquisition targets and other entities with which CAEP does business execute agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against CAEP’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, CAEP’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to CAEP than any alternative. Withum Smith+Brown, PC, CAEP’s independent registered public accounting firm and the underwriters in the CAEP IPO have not executed and will not execute an agreement with CAEP waiving such claims to the monies held in the Trust Account.

Examples of possible instances where CAEP may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by CAEP’s management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where CAEP’s management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with CAEP and will not seek recourse against the Trust Account for any reason. Upon redemption of the Public Shares, if CAEP is unable to complete the Business Combination or another business combination by the end of the Combination Period, or upon the exercise of a redemption right in connection with the Business Combination or another business combination, CAEP will be required to provide for payment of claims of creditors that were not waived that may be brought against CAEP within the 10 years following redemption. Accordingly, the per-share redemption amount received by public shareholders could be less than the $10.26 redemption price as of September 30, 2025, due to claims of such creditors.

If to the extent any claims by a third party (other than CAEP’s independent registered public accounting firm and the underwriters in the CAEP IPO) for services rendered or products sold to CAEP, or a prospective acquisition target with which CAEP has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the redemption amount to below the lesser of (i) the sum of (A) $10.00 per Public Share and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event and (ii) the sum of (A) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the assets in the Trust Account, less interest released to pay taxes, and (B) $0.15 per redeemed Public Share pursuant to the Sponsor Note, then the Sponsor may be liable to CAEP pursuant to the Insider Letter, provided that such liability will not apply to any claims by a third party or prospective acquisition target who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under CAEP’s indemnity of its underwriters in connection with the CAEP IPO against certain liabilities, including liabilities under the Securities Act. However, CAEP has not asked the Sponsor to reserve for such indemnification obligations, nor has CAEP independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are CAEP Ordinary Shares. Therefore, CAEP cannot assure Public Shares that the Sponsor would be able to satisfy those obligations. None of CAEP’s officers or directors will indemnify CAEP for claims by third parties including, without limitation, claims by vendors and prospective acquisition targets.

Additionally, if CAEP is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, or if CAEP otherwise enters compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of Public Shareholders. To the extent any bankruptcy claims deplete the Trust Account, CAEP may not be able to return to its Public Shareholders $10.26 per share (which is the approximate amount per Public Share based on the Trust Account balance as of September 30, 2025, and inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note in the applicable Redemption Event).

CAEP Shareholders may be held liable for claims by third parties against CAEP to the extent of distributions received by them.

If CAEP is unable to complete the Business Combination with Pubco and AIR or another business combination by the end of the Combination Period, CAEP will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, but not more than ten (10) business days thereafter, redeem 100% of the issued and outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to CAEP to pay its taxes, divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of CAEP’s remaining shareholders and the CAEP Board, dissolve and liquidate, subject in each case, to its obligations under Cayman Islands laws to provide for claims of creditors and the requirements of other applicable law. CAEP cannot assure Public Shareholders that it will properly assess all claims that may be potentially brought against CAEP.

If CAEP is forced to enter into an insolvent liquidation, any distributions received by CAEP Shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, CAEP’s liabilities exceeded its assets, or it was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by CAEP Shareholders. Furthermore, CAEP’s directors may be viewed as having breached their fiduciary duties to CAEP or CAEP’s creditors and/or may have acted in bad faith, thereby exposing themselves and CAEP to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. There is no assurance that claims will not be brought against CAEP for these reasons. CAEP and its directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of the Trust Account while CAEP was unable to pay its debts as they fall due in the ordinary course of business would be guilty of an offense and may be liable to a fine of $18,292.68 and to imprisonment for five years in the Cayman Islands.

CAEP’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the assets in the Trust Account, in each case net of the interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, CAEP’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations.

While CAEP currently expects that its independent director would take legal action on CAEP’s behalf against the Sponsor to enforce its indemnification obligations to CAEP, it is possible that CAEP’s independent director in exercising his business judgment and subject to his fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent director to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If CAEP’s independent director chose not to enforce these indemnification obligations, the amount of funds in the Trust Account and the amount funded pursuant to the Sponsor Note available for distribution to Public Shareholders may be reduced below $10.26 per share (which is the approximate amount per Public Share based on the Trust Account balance as of September 30, 2025, and inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note in the applicable Redemption Event).

CAEP may not have sufficient funds to satisfy indemnification claims of its directors and officers.

CAEP has agreed to indemnify its officers and directors to the fullest extent permitted by law. However, its officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by CAEP only if (i) CAEP has sufficient funds outside of the Trust Account or (ii) CAEP consummates the Business Combination or another business combination. CAEP’s obligation to indemnify its officers and directors may discourage CAEP Shareholders from bringing a lawsuit against its officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against its officers and directors, even though such an action, if successful, might otherwise benefit CAEP and the CAEP Shareholders. Furthermore, a CAEP Shareholder’s investment may be adversely affected to the extent CAEP pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

Following the Business Combination, Pubco’s business activities may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations.

Certain business activities are subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations. In the event that such regulatory approval or clearance is not obtained, or such approval or clearance are subject to conditions that are not acceptable to us, we may not be able to engage in such activities.

Among other things, the offering of certain financial products may be subject to state, federal or foreign laws or regulations. U.S. or foreign laws or regulations may also affect our ability to acquire interests in other businesses. In the United States, certain mergers that may affect competition may require filings and review by the Department of Justice and the Federal Trade Commission, and investments or acquisitions that may affect national security are subject to review by the Committee on Foreign Investment in the United States (“CFIUS”). CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States.

The Sponsor and CAEP’s directors and officers have entered into letter agreements with CAEP, and the Sponsor has entered into the Sponsor Support Agreement with CAEP, AIR and Pubco, in each case, which requires them to vote in favor of the Business Combination, regardless of how Public Shareholders vote.

The Sponsor and CAEP’s directors and officers have entered into letter agreements with CAEP, including the Insider Letter, and the Sponsor has entered into the Sponsor Support Agreement with CAEP and Pubco, pursuant to which, among other things, they have agreed to vote all of their CAEP Ordinary Shares in favor of any proposed business combination, except that any Public Shares that they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act would not be voted in favor of approving the Business Combination. As of the date of this proxy statement/prospectus, the Sponsor owns approximately 21.3% of the issued and outstanding CAEP Ordinary Shares.

To pass, each of the Business Combination Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution of CAEP Shareholders, which requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the CAEP Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). To pass, the Merger Proposal requires a special resolution of CAEP Shareholders, which requires the affirmative vote of at least two-thirds of the votes cast by, or on behalf of, the CAEP Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). CAEP Shareholders are also being asked to approve, on a non-binding advisory basis, each of the Organizational Documents Proposals. Although the CAEP Board is asking CAEP Shareholders to approve each of the Organizational Documents Proposals on the non-binding advisory basis, regardless of the outcome of the non-binding advisory vote on each of the Organizational Documents Proposals, the A&R Pubco Articles will take effect upon Closing if the Business Combination Proposal and the Merger Proposal are approved.

As a result, with respect to each Proposal that requires approval of CAEP Shareholders by an ordinary resolution, in addition to the Sponsor’s CAEP Ordinary Shares, CAEP would need only 10,060,001, or approximately 36.4%, of the 27,600,000 Public Shares (assuming all issued and outstanding CAEP Ordinary Shares are voted at the Meeting), and only 1,290,001, or approximately 4.7%, of the 27,600,000 Public Shares (assuming only a majority of the issued and outstanding CAEP Ordinary Shares are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved.

With respect to each Proposals that require approval of CAEP Shareholders by a special resolution, in addition to the Sponsor’s CAEP Ordinary Shares, CAEP would need only 15,906,667, or approximately 57.6%, of the 27,600,000 Public Shares (assuming all issued and outstanding CAEP Ordinary Shares are voted at the Meeting), and only 4,213,334, or approximately 15.3%, of the 27,600,000 Public Shares (assuming only a majority of the issued and outstanding CAEP Ordinary Shares are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved.

Accordingly, the agreement by the Sponsor to vote its CAEP Ordinary Shares in favor of the Business Combination increases the likelihood that CAEP will receive the requisite CAEP Shareholder approval for the Business Combination.

Because CAEP is seeking to obtain shareholder approval of the Business Combination, the Sponsor and CAEP’s directors and officers and their respective Affiliates may elect to purchase Public Shares from Public Shareholders, subject to any limitations under Rule 14e-5 under the Exchange Act, which may influence the vote on the Business Combination and reduce the public “float” of CAEP Class A Ordinary Shares.

CAEP is seeking to obtain shareholder approval of the Business Combination. Subject to compliance with applicable securities laws, including Rule 14e-5 under the Exchange Act, the Sponsor, CAEP’s directors and officers and their Affiliates may purchase Public Shares in privately negotiated transactions or in the open market prior to the record date of the Meeting, although they are under no obligation or duty to do so.

Any such purchases shall be effected at a price per share no higher than the amount per share a Public Shareholder would receive if it elected to have its Public Shares redeemed in connection with the Business Combination. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. Such a purchase may include a contractual acknowledgment that such shareholder, although still the record holder of Public Shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, CAEP’s directors and officers or any of their Affiliates purchase Public Shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their Public Shares. It is intended that, if Rule 10b-18 under the Exchange Act would apply to such purchases, then such purchases will comply with Rule 10b-18 under the Exchange Act, to the extent it applies, which provides a safe harbor for purchases made under certain conditions, including with respect to timing, pricing and volume of purchases. Any such purchases, together with the CAEP Ordinary Shares currently owned by the Sponsor, could influence the vote on the Business Combination or otherwise result in the completion of the Business Combination that may not otherwise have been possible.

Additionally, at any time at or prior to the consummation of the Business Combination, subject to applicable securities laws (including with respect to material non-public information), the Sponsor, CAEP’s directors and officers and their Affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares or not to elect to have their Public Shares redeemed. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase public shares in such transactions.

If such purchases are made, the public “float” of CAEP Class A Ordinary Shares may be reduced and the number of beneficial holders of CAEP Class A Ordinary Shares may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of Public Shares on Nasdaq or another securities exchange. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

Additionally, in the event the Sponsor, CAEP’s directors and officers or their Affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act to the extent such rule is applicable including, in pertinent part, through adherence to the following:

•
CAEP would disclose in this proxy statement/prospectus the possibility that the Sponsor, CAEP’s directors and officers or their Affiliates may Public Shares from Public Shareholders outside the redemption process, along with the purpose of such purchases;
•
if the Sponsor, CAEP’s directors and officers or their Affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the price offered through the redemption process;
•
CAEP would include in this proxy statement/prospectus a representation that any of the Public Shares purchased by the Sponsor, CAEP’s directors and officers or their Affiliates would not be voted in favor of approving the Business Combination;
•
the Sponsor, CAEP’s directors and officers or their Affiliates would either not possess any redemption rights with respect to such Public Shares or they would waive such rights; and
•
CAEP would disclose in a Form 8-K filed prior to the Meeting, the following items, to the extent material:
o
the amount of Public Shares purchased outside of the redemption offer by the Sponsor, CAEP’s directors and officers or their Affiliates, along with the average purchase price;
o
the purpose of the purchases by the Sponsor, CAEP’s directors and officers or their Affiliates;
o
the impact, if any, of the purchases by the Sponsor, CAEP’s directors and officers or their Affiliates on the likelihood that the Business Combination will be approved at the Meeting;
o
the identities of the CAEP Shareholders who sold Public Shares to the Sponsor, CAEP’s directors and officers or their Affiliates (if not purchased in the open market) or the nature of the CAEP Shareholders (e.g., 5% shareholders) who sold Public Shares to the Sponsor, CAEP’s directors and officers or their Affiliates; and
o
the number of Public Shares for which CAEP has received redemption requests pursuant to its redemption offer as of a date shortly prior to the filing date of the Form 8-K.

CAEP, Pubco and AIR will incur transaction costs in connection with the Business Combination.

Each of the parties to the Business Combination Agreement has incurred and expects that it will incur significant, non-recurring costs in connection with the consummation of the Business Combination. Pubco may also incur additional costs to retain key employees. CAEP, Pubco and AIR will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the Business Combination. CAEP, AIR and Pubco estimate that they will incur approximately $ million in aggregate transaction costs. As preliminary estimates, CAEP expects to incur approximately $ million in transaction costs (assuming that no Public Shareholders exercise redemption rights with respect to their Public Shares in connection with the Business Combination); and AIR and Pubco expect to incur approximately $ million of estimated transaction costs for placement agent, legal, accounting, and advisory fees incurred as part of the Business Combination. Some of these costs are payable regardless of whether the Business Combination is completed.

Risks Related to Ownership of Pubco Ordinary Shares

Unless the context otherwise requires, all references in this subsection to “we,” “us” or “our” refer to Pubco and its subsidiaries.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under Jersey law. The rights of holders of Pubco Ordinary Shares are governed by Jersey law, including the Jersey Companies Law, and by the A&R Pubco Articles. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations.

Jersey is a British crown dependency and an island located off the coast of Normandy, France. Jersey is not a member of the EU. Jersey legislation regarding companies is largely based on English corporate law principles. However, there can be no assurance that Jersey law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against us or our executive officers or our board of directors.

We are a corporation organized and incorporated under the laws of Jersey with our registered office and domicile in Jersey and the majority of our assets are located outside of the United States. Moreover, the majority of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, investors may not be able to effect service of process within the United States upon AIR or upon such persons, or to enforce judgments obtained against AIR or such persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. It is uncertain as to whether the courts of Jersey would entertain original actions based on U.S. federal or state securities laws, or enforce judgments from U.S. courts against us or our officers and directors which originated from actions alleging civil liability under U.S. federal or state securities laws.

The United States and Jersey do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, may not be enforceable in Jersey, as applicable. See “Enforcement of Civil Liabilities.”

Upon completion of the Business Combination, we will be a holding company with no operations of our own and, as such, will depend on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any.

Upon consummation of the Business Combination, we will be a holding company and our principal source of cash flow will be distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiaries and intermediate holding companies are separate legal entities, and although they are directly or indirectly wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. Further, because of our holding company structure, claims of the creditors of our subsidiaries, including trade creditors, banks and other lenders, effectively have priority over any claims that we may have with respect to the assets of these entities. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

We do not have any current plans to pay dividends, but management will continue to assess in the foreseeable future. Various factors may limit our ability to declare and pay dividends.

Following completion of the Business Combination, our board of directors will have discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by the board of directors. Accordingly, investors may need to rely on sales of Pubco Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on an investment. There is no guarantee that the Pubco Ordinary Shares will appreciate in value after the Business Combination or that the market price of the Pubco Ordinary Shares will not decline.

Following the consummation of the Business Combination, the Kingsway Holders may have the ability to exert significant influence in matters requiring a shareholder vote and could delay, deter or prevent a change in control of Pubco.

Upon completion of the Business Combination, the Kingsway Holders will beneficially own approximately % of Pubco Ordinary Shares and will exercise majority voting control over us, which may limit the ability of other shareholders to influence corporate matters and could delay or prevent a change in corporate control.

The Kingsway Holders may have the ability to exercise control in determining the outcome of corporate transactions or other matters, including (i) making amendments to our business that are put to a shareholder vote; (ii) certain issuances of additional Ordinary Shares or raising any other equity or debt financings; (iii) election of directors; and (iv) any merger, consolidation or significant corporate transactions. The interests of the Kingsway Holders may not always be aligned with our interests or the interests of our other shareholders. The Kingsway Holders may from time to time make strategic decisions that they believe are in the best interests of our business as a whole, and these decisions may be different from the decisions that we would have made on our own. Furthermore, the Kingsway Holders’ decisions with respect to us or our business may be resolved in ways that favor the Kingsway Holders and, therefore, the Kingsway Holders’ own stakeholders, which may not be in our best interests or the best interest of our other shareholders.

In addition, this concentration of ownership may harm the value of Pubco Ordinary Shares by, among other things, delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination or causing us to enter into transactions or agreements that are not in the best interests of all of our shareholders.

The PFIC status of CAEP and/or Pubco could result in adverse U.S. federal income tax consequences to U.S. Holders.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Cash and cash equivalents generally are passive assets. For purposes of the PFIC rules, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

Because CAEP is a blank check company with no current active business (as determined for purposes of the PFIC rules), CAEP believes that it is likely a PFIC for its current taxable year. The rules dealing with mergers of PFICs are complex and subject to potentially adverse U.S. federal income tax consequences. All U.S. Holders are urged to consult their tax advisors concerning the consequences to them of the PFIC rules in the context of the Business Combination. See “Certain Tax Considerations—Material U.S. Federal Income Tax Considerations” for more detail regarding the U.S. federal income tax consequences related to the application of the PFIC rules to the Business Combination.

Following the Business Combination, the annual PFIC income and asset tests in respect of Pubco will be applied based on the assets and activities of the combined business. Based on the expected composition of Pubco’s gross assets and income and the manner in which Pubco expects to operate its business in future years, Pubco does not expect to be classified as a PFIC for U.S. federal income tax purposes for Pubco’s current taxable year or in the foreseeable future. However, changes in the composition of Pubco’s income or composition of Pubco’s assets may cause Pubco to be or become a PFIC for the current or subsequent taxable years. Whether Pubco is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. If Pubco is treated as a PFIC for any taxable year, or portion thereof, that is included in the holding period of a U.S. Holder, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. For a further discussion, see “Certain Tax Considerations —Material U.S. Federal Income Tax Considerations.” U.S. Holders of Pubco Ordinary Shares are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of Pubco Ordinary Shares.

If a U.S. person is treated as owning at least 10% of the stock of Pubco, such person may be subject to adverse U.S. federal income tax consequences.

A United States person that owns (directly, indirectly or constructively) at least 10% of the total combined voting power or value of all classes of stock of a non-U.S. corporation that is a controlled foreign corporation for U.S. federal income tax purposes (a “United States shareholder”) may be required to report annually and include in its U.S. taxable income as ordinary income its pro rata share of the controlled foreign corporation’s “Subpart F income,” “global intangible low-taxed income” (renamed “net CFC tested income” for taxable years beginning after December 31, 2025, pursuant to the One Big Beautiful Bill Act of 2025 (the “OBBBA”)), and investments in U.S. property by the controlled foreign corporation regardless of whether such controlled foreign corporation or Pubco makes any distributions. A foreign corporation for U.S. federal income tax purposes generally is considered a controlled foreign corporation if United States shareholders own (directly, indirectly or constructively), in the aggregate, more than 50% of the total combined voting power of all classes of voting stock of that foreign corporation or more than 50% of the total value of all stock of that foreign corporation. Regardless of whether Pubco is treated as a controlled foreign corporation, for taxable years beginning before January 1, 2026, certain of Pubco’s non-U.S. subsidiaries may be treated as controlled foreign corporations because Pubco’s U.S. subsidiaries are treated as constructively owning the stock of Pubco’s non-U.S. subsidiaries (so-called “downward attribution”), and a U.S. Holder owning (directly, indirectly or constructively) at least 10% of the value or voting power of Pubco Ordinary Shares may be treated as a United States shareholder with respect to such non-U.S. subsidiaries that are treated as controlled foreign corporations. A failure by a United States shareholder to comply with its reporting obligations may subject the United States shareholder to significant monetary penalties and other adverse tax consequences and may extend the statute of limitations with respect to the United States shareholder’s U.S. federal income tax return for the year for which such reporting was due. Pubco cannot provide any assurances that it will assist investors in determining whether Pubco or any of its non-U.S. subsidiaries are treated as controlled foreign corporations or whether any investor is a United States shareholder with respect to any such controlled foreign corporation. Pubco also cannot guarantee that it will furnish to any United States shareholders information that may be necessary for them to comply with the aforementioned obligations. However, for taxable years beginning after December 31, 2025, as a result of the restoration of Section 958(b)(4) of the Internal Revenue Code by the OBBBA, thereby adding a limitation on certain downward attribution, Pubco’s non-U.S. subsidiaries generally will not be treated as controlled foreign corporations and no U.S. Holder will be treated as a United States shareholder with respect to such non-U.S. subsidiaries solely by reason of the inclusion of one or more U.S. subsidiaries within the Pubco group.

If Pubco or its non-U.S. subsidiaries are treated as controlled foreign corporations and PFICs (as defined above) under the Code, Pubco or its non-U.S. subsidiaries shall not be treated with respect to a shareholder as PFICs during the portion of such shareholder's holding period with respect to stock in AIR during which the shareholder is a United States shareholder under section 951(b) of the Code. The interaction between the rules governing PFICs and controlled foreign corporations are complex, and U.S. Holders of Pubco Ordinary Shares are strongly encouraged to consult their own tax advisors regarding the potential application of these rules to Pubco and the ownership of Pubco Ordinary Shares for taxable years beginning before January 1, 2026 and with respect to the potential effect of any changes pursuant to the OBBBA for the taxable years beginning after December 31, 2025.

Risks Related to Being a Public Company

Unless the context otherwise requires, all references in this subsection to “we,” “us” or “our” refer to Pubco and its subsidiaries.

The price of Pubco Ordinary Shares may be volatile, and the value of Pubco Ordinary Shares may decline.

We cannot predict the prices at which Pubco Ordinary Shares will trade. The price of Pubco Ordinary Shares may not bear any relationship to the market price at which Pubco Ordinary Shares will trade after the consummation of the Business Combination or to any other established criteria of the value of our business and prospects, and the market price of Pubco Ordinary Shares following the Business Combination may fluctuate substantially and may be lower than the price agreed by CAEP with AIR and its shareholders in connection with the Business Combination. In addition, the trading price of Pubco Ordinary Shares following the Business Combination is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause investors to lose all or part of their investment in Pubco Ordinary Shares. Factors that could cause fluctuations in the trading price of Pubco Ordinary Shares include the following:

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Actual or anticipated fluctuations in our financial condition or results of operations;
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Variance in our financial performance from expectations of securities analysts;
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Changes in our projected operating and financial results;
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Changes in laws and regulations affecting our business, our customers or our industries;
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Announcements of new offerings and expansions by us or our competitors;
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Our ability to continue to innovate and bring new offerings to market in a timely manner;
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Our involvement in actual or potential litigation or regulatory investigations;
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Negative publicity about us, our offerings or our industries;
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Changes in our senior management or key personnel;
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Announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
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Sales of our securities by us, our shareholders as well as anticipation of lock-up releases;
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General economic, political, regulatory, industry and market conditions;
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Natural disasters or major catastrophic events; and
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Other events or factors, including those resulting from war, incidents of terrorism, natural disasters, pandemics or responses to these events.

These and other factors may cause the market price and demand for Pubco Ordinary Shares to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise negatively affect the liquidity of Pubco Ordinary Shares. Fluctuations may be even more pronounced in the trading market for Pubco Ordinary Shares shortly following the Business Combination. Following periods of such volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of Pubco Ordinary Shares, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

Volatility in Pubco’s share price could subject Pubco to securities class action litigation.

The market price of the Pubco Ordinary Shares may be volatile and, in the past, companies that experienced volatility in the market price of their shares have been subject to securities class action litigation. Pubco may be the target of this type of litigation and investigations. Securities litigation against Pubco could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm Pubco’s business.

Currently, there is no public market for the Pubco Ordinary Shares. Public Shareholders cannot be sure about whether the Pubco Ordinary Shares will develop an active trading market or whether Pubco is able to maintain the listing of Pubco Ordinary Shares in the future even if Pubco is successful in listing Pubco Ordinary Shares on Nasdaq or any other national securities exchange, which could limit investors’ ability to make transactions in Pubco Ordinary Shares and subject Pubco to additional trading restrictions.

As part of the Business Combination, each outstanding CAEP Class A Ordinary Share and CAEP Class B Ordinary Share will be converted automatically into one Pubco Ordinary Share. Pubco is a newly formed entity and prior to this transaction it has not issued any securities in the U.S. markets or elsewhere nor has there been extensive information about it, its businesses or its operations publicly available. CAEP and Pubco have agreed to cause the Pubco Ordinary Shares to be issued in the Business Combination to be approved for listing on Nasdaq or any other national securities exchange, prior to the effective time of the Business Combination. CAEP cannot assure Public Shareholders that Pubco will be able to meet the initial listing requirements. However, Pubco may be unsuccessful in listing Pubco Ordinary Shares on Nasdaq or any other national securities exchange, and even if successful, Pubco may be unable to maintain the listing of Pubco Ordinary Shares in the future. A successful listing also does not ensure that a market for the Pubco Ordinary Shares will develop or the price at which the shares will trade. No assurance can be provided as to the demand for or trading price of the Pubco Ordinary Shares following the Closing and the Pubco Ordinary Shares may trade at a price less than the current market price of the CAEP Class A Ordinary Shares.

If Pubco fails to meet the initial listing requirements and Nasdaq or another national securities exchange does not list its Pubco Ordinary Shares on its exchange, none of the parties to the Business Combination Agreement would be required to consummate the Business Combination. In the event that all such parties elected to waive this condition, and the Business Combination were consummated without Pubco Ordinary Shares being listed on Nasdaq or on another national securities exchange, Pubco could face significant material adverse consequences, including:

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a limited availability of market quotations for Pubco Ordinary Shares;
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reduced liquidity for Pubco Ordinary Shares;
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to the extent that Pubco does not qualify for any of the other penny stock exemptions from under the applicable provisions of Rule 3a51-1 under the Exchange Act, a determination that Pubco Ordinary Shares are “penny stocks” which will require brokers trading in Pubco Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for Pubco Ordinary Shares;
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a limited amount of news and analyst coverage; and
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a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If Pubco Ordinary Shares are not listed on Nasdaq or another national securities exchange, such shares would not qualify as covered securities and Pubco would be subject to regulation in each state in which Pubco offers its Pubco Ordinary Shares because states are not preempted from regulating the sale of securities that are not covered securities.

Even if Pubco is successful in listing Pubco Ordinary Shares and developing a public market, there may not be enough liquidity in such market to enable Pubco shareholders to sell their Pubco Ordinary Shares. If a public market for the Pubco Ordinary Shares does not develop, investors may not be able to re-sell their Pubco Ordinary Shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment. Pubco cannot predict the extent to which investor interest in Pubco will lead to the development of an active, liquid trading market. The trading price of and demand for the Pubco Ordinary Shares following completion of the Business Combination and the development and continued existence of a market and favorable price for the Pubco Ordinary Shares will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, the businesses, operations, results and prospects of Pubco, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for Pubco Ordinary Shares to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise affect negatively the price and liquidity of the Pubco Ordinary Shares. Many of these factors and conditions are beyond the control of Pubco or shareholders of Pubco.

A market for Pubco Ordinary Shares may not develop, which could adversely affect the liquidity and price of its shares.

The price of Pubco Ordinary Shares may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for Pubco Ordinary Shares may never develop or, if developed, may not be sustained. In addition, the price of Pubco Ordinary Shares can vary due to general economic conditions and forecasts, our general business conditions and the release of our financial reports. Additionally, if Pubco Ordinary Shares are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if they were quoted or listed on Nasdaq or another national securities exchange. Investors may be unable to sell their Ordinary Shares unless a market can be established or sustained.

Our issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise, including in connection with AIR’s incentive awards will dilute existing shareholders and may increase the number of Pubco Ordinary Shares eligible for resale, which could depress the market price of our shares.

We expect to issue additional share capital that will result in dilution to all other shareholders. Upon expiration of the lock-up period relating to the consummation of the Business Combination, Pubco will issue Pubco Ordinary Shares to satisfy the vested and outstanding AIR’s incentive awards granted to employees and other service providers of AIR, and Pubco will adopt the Pubco Incentive Plan, the total size of which will equal % of Pubco’s outstanding issued shares as of immediately after the Closing. To the extent awards are made under the Pubco Incentive Plan, including without limitation the Top Up Awards, Retention Awards and Earnout RSU Awards, additional Pubco Ordinary Shares will be issued, which will result in dilution to Pubco’s shareholders and increase the number of Pubco Ordinary Shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such securities may be exercised could adversely affect the market price of the Pubco Ordinary Shares.

We may seek additional capital through a combination of public and private equity offerings, debt financings and strategic partnerships and alliances. As part of our business strategy, we may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. To the extent that we raise additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, your ownership interest will be diluted, the per share value of Pubco Ordinary Shares may decline and the terms of the securities may include liquidation or other preferences that may be senior to your rights as a holder of Pubco Ordinary Shares. Any indebtedness we incur would result in increased payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. Any debt or additional equity financing that we raise may contain terms that are not favorable to us and holders of Pubco Ordinary Shares.

We cannot predict the size of future issuances of Pubco Ordinary Shares or securities convertible into Pubco Ordinary Shares or the effect, if any, that future issuances and sales of Pubco Ordinary Shares will have on the market price of Pubco Ordinary Shares. Sales of substantial amounts of Pubco Ordinary Shares (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of Pubco Ordinary Shares.

Future resales of Pubco Ordinary Shares after the consummation of the Business Combination may cause the market price of Pubco Ordinary Shares to drop significantly, even if our business is doing well.

Pursuant to the lock-up agreements described in the section “The Business Combination Agreement and Ancillary Documents,” after the consummation of the Business Combination and subject to certain exceptions, the Sponsor and the AIR Shareholders will be contractually restricted from selling or transferring any of their respective Pubco Ordinary Shares. Such restrictions begin at Closing and end on the date that is 180 days after Closing, except to a Permitted Transferee, as defined and expressly permitted by the Business Combination Agreement or Sponsor Support Agreement. See “The Business Combination Agreement and Ancillary Documents.”

However, following the expiration of such lock-up agreements, the Sponsor and the AIR Shareholders will not be restricted from selling Pubco Ordinary Shares held by them, other than by applicable securities laws. Upon completion of the Business Combination, the Sponsor and the AIR Shareholders will collectively beneficially own approximately % of the outstanding Pubco Ordinary Shares at Closing.

The Pubco Ordinary Shares held by the Sponsor and the AIR Shareholders may be sold after the expiration of the lock-up period under both the Business Combination Agreement and the Sponsor Support Agreement, subject to applicable securities laws. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in the market price of Pubco Ordinary Shares, and the market price of Pubco Ordinary Shares could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Certain AIR Shareholders will control Pubco following the Business Combination, and their interests may conflict with Pubco’s or yours in the future.

Immediately following the consummation of the Business Combination, the AIR Shareholders will beneficially own approximately 82.7% of the outstanding Pubco Ordinary Shares, assuming that none of the Public Shareholders exercise their redemption rights (including the AIR Earnout Shares and excluding Pubco Ordinary Shares issuable on exercise of the Assumed Conditional Awards and the Incentive Plan). Even if and when these shareholders cease to own a majority of the outstanding Pubco Ordinary Shares, for so long as they continue to own a significant percentage of Pubco Ordinary Shares, these shareholders will still be able to significantly influence or effectively control the composition of the Pubco Board and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, these shareholders may have significant influence with respect to Pubco’s management, business plans and policies, including the appointment and removal of Pubco’s officers. In particular, for so long as these shareholders continue to own a significant percentage of the outstanding Pubco Ordinary Shares, these shareholders may be able to cause or prevent a change of control of Pubco or a change in the composition of Pubco’s board of directors and could preclude any unsolicited acquisition of Pubco. The concentration of ownership could deprive you of an opportunity to receive a premium for your Pubco Ordinary Shares as part of a sale of Pubco and ultimately might affect the market price of the Pubco Ordinary Shares.

The grant and future exercise of registration rights may adversely affect the market price of Pubco Ordinary Shares upon consummation of the Business Combination.

Pursuant to the A&R Registration Rights Agreement to be entered into in connection with the Business Combination and which is described elsewhere in this proxy statement/prospectus, Pubco will register the Pubco Ordinary Shares received by the Sponsor and AIR Shareholders upon consummation of the Business Combination pursuant to a shelf registration statement to be filed with the SEC no later than ninety (90) days following the date of Closing, and the Sponsor and certain AIR Shareholders will also have certain other registration rights, including unlimited demand and piggyback registration rights for these securities. Pubco will bear the cost of registering these securities. The registration of these securities will permit the public sale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of Pubco Ordinary Shares following the consummation of the Business Combination.

We will be an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make Pubco Ordinary Shares less attractive to investors.

Upon consummation of the Business Combination, we will be an “emerging growth company” as defined in the JOBS Act. While we remain an “emerging growth company,” we are permitted to, and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to “non-emerging growth companies,” but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an “emerging growth company,” can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after we no longer qualify as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies.

We will remain an “emerging growth company” until the earlier of (i) the last day of the fiscal year (1) following the fifth anniversary of the consummation of the Business Combination, (2) in which we have total annual gross revenue of at least $1.235 billion, or (3) in which we are deemed to be a large accelerated filer, which means the market value of Pubco Ordinary Shares that is held by non-affiliates equaled or exceeded $700 million as of the end of that year’s second fiscal quarter, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We cannot predict if investors will find Pubco Ordinary Shares less attractive if we choose to rely on these exemptions. If some investors find Pubco Ordinary Shares less attractive as a result, there may be a less active trading market for Pubco Ordinary Shares, and our share price may be more volatile.

We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon the consummation of the Business Combination, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year.

As a result of all of the above, investors may receive less or different information about us than would be received about a U.S. domestic public company and may not have the same protections as shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we could lose our foreign private issuer status under current SEC rules and regulations if more than 50% of our outstanding voting securities are owned by U.S. residents and one of the following is true: (i) a majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States, or (iii) our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also be required to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent board members; regularly scheduled executive sessions with only independent directors each year; independent director oversight of executive compensation, nomination of directors and corporate governance matters; and the audit committee is required to have at least three members. Additionally, Nasdaq’s rules require that a listed company obtain, in specified circumstances, shareholder approval to adopt and materially revise equity compensation plans, as well as shareholder approval prior to an issuance (a) of more than 1% of its ordinary shares (including derivative securities thereof) in either number or voting power to related parties, (b) of more than 20% of its outstanding ordinary shares (including derivative securities thereof) in either number or voting power or (c) that would result in a change of control. As a foreign private issuer, we are permitted, and we intend, to follow certain home country corporate governance practices in lieu of the foregoing Nasdaq requirements, provided that we disclose the requirements we are not following and describe the corporate governance practices of Jersey that we are following.

We intend to follow home country practice in lieu of the following Nasdaq requirements: . We cannot give any assurances that we will follow these or other Nasdaq corporate governance requirements in the future and may therefore rely instead on additional available Nasdaq exemptions that would allow us to follow our home country practice. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements. For additional information, see the section of this proxy statement/prospectus entitled “Management of Pubco After the Business Combination — Foreign Private Issuer Exemption.”

As a “controlled company” within the meaning of the rules of Nasdaq, we will qualify for certain exemptions from Nasdaq corporate governance requirements.

In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under Nasdaq corporate governance rules. A “controlled company” under Nasdaq corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Following the Business Combination, our principal shareholder will control a majority of the voting power of our outstanding ordinary shares, making us a “controlled company” within the meaning of Nasdaq corporate governance rules. As a “controlled company,” we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, intend to, elect not to comply with certain Nasdaq corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our compensation committee and our nominating and corporate governance committee consist entirely of independent directors. See also “Management of Pubco after the Business Combination.”

Accordingly, our shareholders may not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

We will incur increased costs and obligations as a result of being a public company.

As a privately held business, we have not been required to comply with certain corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, we will incur significant legal, accounting and other expenses that we were not required to incur in the recent past. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes-Oxley Act, the JOBS Act and the rules and regulations of the SEC and national securities exchanges have created uncertainty for public companies and increased the costs and the time that our board of directors and management must devote to complying with these rules and regulations. Our management expects these rules and regulations to increase our legal and financial compliance costs and lead to a diversion of management time and attention from revenue-generating activities.

Furthermore, the need to establish and further develop the corporate infrastructure demanded of a public company may divert management’s attention from its focus on our business strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a publicly traded company. However, the measures we take may not be sufficient to satisfy our obligations as a publicly traded company.

If we are unable to maintain an effective system of internal controls and compliance, our business and reputation could be adversely affected.

While we manage regulatory compliance by monitoring and evaluating our internal controls to ensure that we are in compliance with all relevant statutory and regulatory requirements, there can be no assurance that deficiencies in our internal controls and compliance will not arise, or that we will be able to implement, and continue to maintain, adequate measures to rectify or mitigate any such deficiencies in a timely manner or at all. There are inherent limitations to the effectiveness of any system of controls and procedures, including the possibility of human error, the circumvention or overriding of the controls and procedures and reasonable resource constraints. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies and procedures may deteriorate. As we continue to grow, there can be no assurance that there will be no instances of non-compliance with statutory requirements, which may subject us to regulatory action, including monetary penalties, which may in turn adversely affect our business and reputation.

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

Prior to the consummation of the Business Combination, we have been a private company. As a private company, we were not required to have designed or maintained an effective control environment as that of a public company under the rules and regulations of the SEC. Although we are not yet subject to the certification or attestation requirements of Section 404 (“Section 404”) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), we have identified material weaknesses in our internal control over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

In the course of the preparation of our financial statements for the year ended December 31, 2024, we identified certain control deficiencies in the design and operation of our internal control over financial reporting that constituted material weaknesses. The material weaknesses are:

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We did not design and maintain an effective control environment as we lacked a sufficient complement of personnel with an appropriate level of internal controls and IFRS accounting knowledge, training and experience commensurate with our financial reporting requirements.
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We did not design and maintain effective controls in response to the risks of material misstatement as changes to existing controls or the implementation of new controls were not sufficient to respond to the risks of material misstatement to financial reporting.
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We did not design and maintain effective monitoring controls to ascertain whether the components of internal control are present and functioning.

These material weaknesses contributed to the following additional material weaknesses:

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We did not design and maintain effective controls over the period-end financial reporting process to achieve complete, accurate, and timely financial accounting, reporting and disclosures, including controls over the preparation and review of account reconciliation and journal entries.
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We did not design and maintain effective controls over the order-to-cash business process. Specifically, we lacked internal controls to ensure revenue is recognized in the correct accounting period. Additionally, our U.S. region did not formally contract with our customers and as such, transfer of control could not be timely evidenced as it was not contractually defined and certain product returns did not have an appropriate return accrual provisions as we did not have contract return clauses.
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We did not design and maintain effective controls over certain information technology (“IT”) general controls for IT systems that are relevant to the preparation of the financial statements. Specifically, we lacked controls over user access, program change management, computer operations, segregation of duties, testing and approval for program development and controls over service organization management. These IT deficiencies did not result in a misstatement to the consolidated financial statements, however, the deficiencies, when aggregated, could result in misstatements potentially impacting the consolidated financial statement accounts and disclosures that would not be prevented or detected. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.

We have begun implementation of a plan to remediate the material weaknesses described above. These remediation measures are ongoing and include, among other things, hiring and training additional accounting and finance personnel with expertise in IFRS accounting, SEC reporting and internal controls over financial reporting; updating and formalizing policies and procedures to require and maintain adequate evidence of review for key business process controls; enhancing the precision and documentation of management review controls (including those over account reconciliations and journal entries) with a focus on segregation of duties and pre‑posting approval workflows; improving controls in the order‑to‑cash process to align revenue recognition with global policy and ensure appropriate contractual evidence and return accruals; designing and implementing ITGCs to manage system access, program change controls and periodic user access reviews; further developing and enforcing comprehensive IT policies and procedures, including change management, backup and recovery, computer operations, program development and segregation of duties; establishing change‑management procedures and IT operations controls to monitor and address system issues that could affect financial reporting; and providing training to finance, accounting and IT personnel on SOX compliance requirements, documentation standards and control‑performance evidence expectations. We cannot assure you that these measures will improve or remediate the material weaknesses described above. The implementation of these remediation measures is in the early stages and will require validation and testing of the design and operating effectiveness of internal control over financial reporting over a sustained period of financial reporting. As a result, the timing of when we will be able to remediate the material weaknesses is uncertain, and we may not remediate these material weaknesses during the year ended December 31, 2025 or any subsequent periods thereafter.

If we are unable to successfully remediate the existing material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting and the price of Pubco Ordinary Shares may be adversely affected, and we may be unable to maintain compliance with the applicable stock exchange listing requirements. Implementing any appropriate changes to our internal control over financial reporting may divert the attention of our management and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal control over financial reporting, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business.

Upon consummation of the Business Combination, we will be subject to Section 404, which requires that we include a report of management on, among other things, the effectiveness of our internal control over financial reporting in our second annual report on Form 20-F. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.” If we identify any additional material weaknesses in our internal control over financial reporting in the future, or if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could result in the restatement of our financial statements and cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.

If we do not meet the expectations of equity research analysts, if they do not publish research or reports about our business or if they issue unfavorable commentary or downgrade Pubco Ordinary Shares, the price of Pubco Ordinary Shares could decline.

The trading market for Pubco Ordinary Shares will rely in part on the research and reports that equity research analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If our results of operations are below the estimates or expectations of public market analysts and investors, the price of Pubco Ordinary Shares could decline. Moreover, the price of Pubco Ordinary Shares could decline if one or more securities analysts downgrade Pubco Ordinary Shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Securities of companies formed through mergers with SPACs such as Pubco may experience a material decline in price relative to the share price of the SPACs prior to such merger.

CAEP issued CAEP Class A Ordinary Shares for $10.00 per share upon the closing of the CAEP IPO. As with other SPACs, each Public Share issued in the CAEP IPO carries a right to redeem such share for a pro rata portion of the proceeds held in the Trust Account prior to the Cayman Closing. As of September 30, 2025, the redemption price per Public Share was approximately $10.26, which is the approximate redemption amount per Public Share based on the Trust Account balance as of September 30, 2025, and inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note in the applicable Redemption Event. Following the Cayman Closing, the shares of Pubco Ordinary Shares outstanding will no longer have any such redemption right and may be dependent upon the fundamental value of Pubco, as well as other relevant factors such as market conditions and trading multiples, and the securities of other companies formed through mergers with SPACs in recent years, and may be significantly less than $10.00 per share.

EXTRAORDINARY GENERAL MEETING OF CAEP SHAREHOLDERS

General

CAEP is furnishing this proxy statement/prospectus to CAEP Shareholders as part of the solicitation of proxies by the CAEP Board for use at the Meeting to be held on , 2026, and at any postponement or adjournment thereof. This proxy statement/prospectus provides CAEP Shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Meeting.

Date, Time and Place

The Meeting will be held on , 2026, at , Eastern Time. The Meeting will be held at the offices of DLA Piper LLP (US) at 1251 Avenue of the Americas, New York, New York 10020 and virtually over the Internet by means of a live audio webcast. You will be able to attend, vote your shares and submit questions during the Meeting via a live webcast available at .

Purpose of the Extraordinary General Meeting of CAEP Shareholders

At the Meeting, CAEP is asking CAEP Shareholders to:

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consider and vote upon the Business Combination Proposal. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A;
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consider and vote upon the Merger Proposal;
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consider and vote upon each of the Organizational Documents Proposals;
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consider and vote upon the Nasdaq Proposal; and
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consider and vote upon the Adjournment Proposal to adjourn the Meeting to a later date or dates, if it is determined by CAEP that additional time is necessary or appropriate to complete the Business Combination or for any other reason.

Recommendation of the CAEP Board

The CAEP Board has unanimously determined that the Business Combination Proposal is in the commercial interests of CAEP and the CAEP Shareholders; has unanimously approved the Business Combination Proposal; and unanimously recommends that shareholders vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” each of the Organizational Documents Proposals, “FOR” the Nasdaq Proposal and “FOR” the Adjournment Proposal, if presented.

Record Date; Issued and Outstanding Shares; CAEP Shareholders Entitled to Vote

CAEP Shareholders will be entitled to vote or direct votes to be cast at the Meeting if they owned CAEP Ordinary Shares at the close of business on , 2026, which is the Record Date for the Meeting. CAEP Shareholders are entitled to one vote at the Meeting for each CAEP Ordinary Share held as of the Record Date. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Meeting and vote, obtain a proxy from your broker, bank or nominee.

As of the close of business on the Record Date, there were 35,080,000 CAEP Ordinary Shares issued and outstanding, consisting of 28,180,000 CAEP Class A Ordinary Shares and 6,900,000 CAEP Class B Ordinary Shares. Of these shares, 27,600,000 were Public Shares, with the rest being held by the Sponsor.

Quorum and Vote of CAEP Shareholders

A quorum of CAEP Shareholders is necessary to hold a valid meeting. A quorum for the Meeting consists of the holders of a majority of the then issued and outstanding CAEP Ordinary Shares (whether in person or by proxy). As of the Record Date, the presence, in person or by proxy, of CAEP Shareholders holding 17,540,001 CAEP Ordinary Shares would be required to achieve a quorum at the Meeting. In addition to the CAEP Ordinary Shares held by the Sponsor, which represent approximately 21.3% of the issued and outstanding CAEP Ordinary Shares and which will count towards this quorum, CAEP will need only CAEP Shareholders holding 10,060,001 CAEP Ordinary Shares, or approximately 36.4%, of the 27,600,000 Public Shares represented in person or by proxy at the Meeting to have a valid quorum.

To pass, each of the Business Combination Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution of CAEP Shareholders, which requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the CAEP Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). To pass, the Merger Proposal requires a special resolution of CAEP Shareholders, which requires the affirmative vote of at least two-thirds of the votes cast by, or on behalf of, the CAEP Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). CAEP Shareholders are also being asked to approve, on a non-binding advisory basis, the Organizational Documents Proposals. Although the CAEP Board is asking CAEP Shareholders to approve the Organizational Documents Proposals on the non-binding advisory basis, regardless of the outcome of the non-binding advisory vote on each of the Organizational Documents Proposals, the A&R Pubco Articles will take effect upon the Closing if the Business Combination Proposal and the Merger Proposal are approved.

Assuming a quorum is established, a CAEP Shareholder’s failure to vote by proxy or to vote at the Meeting will have no effect on the Proposals. Abstentions and Broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on the approval or rejection of any of the Proposals.

The Sponsor has agreed to vote its 7,480,000 CAEP Ordinary Shares, representing approximately 21.3% of the issued and outstanding CAEP Ordinary Shares, in favor of each of the Proposals. As a result, with respect to each Proposal that requires approval of CAEP Shareholders by an ordinary resolution, in addition to the Sponsor’s CAEP Ordinary Shares, CAEP would need only 10,060,001, or approximately 36.4%, of the 27,600,000 Public Shares (assuming all issued and outstanding CAEP Ordinary Shares are voted at the Meeting), and only 1,290,001, or approximately 4.7%, of the 27,600,000 Public Shares assuming only a majority of the issued and outstanding CAEP Ordinary Shares are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved. With respect to each Proposal that requires approval of CAEP Shareholders by a special resolution, in addition to the Sponsor’s CAEP Ordinary Shares, CAEP would need only 15,906,667, or approximately 57.6%, of the 27,600,000 Public Shares (assuming all issued and outstanding CAEP Ordinary Shares are voted at the Meeting), and only 4,213,334, or approximately 15.3%, of the 27,600,000 Public Shares (assuming only a majority of the issued and outstanding CAEP Ordinary Shares are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved.

Voting Your CAEP Ordinary Shares

Each CAEP Ordinary Share that you own in your name entitles you to one vote. Your proxy card shows the number of CAEP Ordinary Shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the CAEP Ordinary Shares you beneficially own are properly counted.

Voting Your CAEP Ordinary Shares — Shareholders of Record

There are three ways to vote your CAEP Ordinary Shares at the Meeting:

You Can Vote By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your CAEP Ordinary Shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your CAEP Ordinary Shares will be voted as recommended by the CAEP Board “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” each of the Organizational Documents Proposals, “FOR” the Nasdaq Proposal and “FOR” the Adjournment Proposal, if presented. Votes received after a matter has been voted upon at the Meeting will not be counted.

You Can Vote By Internet. CAEP Shareholders who have received a copy of the proxy card by mail may be able to vote over the Internet by visiting and entering the voter control number included on your proxy card. You may vote by Internet until the polls are closed on the date of the Meeting.

You Can Attend Meeting and Vote. If you attend the Meeting, you may submit your vote at the Meeting, in which case any proxy that you have given will be revoked and only the vote you cast at the Meeting will be counted.

Voting Your CAEP Ordinary Shares — Beneficial Owners

If your CAEP Ordinary Shares are registered in the name of your broker, bank or other agent, you are the “beneficial owner” of those CAEP Ordinary Shares and those CAEP Ordinary Shares are considered as held in “street name.” If you are a beneficial owner of CAEP Ordinary Shares registered in the name of your broker, bank or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than directly from CAEP. Simply complete and mail the proxy card to ensure that your vote is counted. You may be eligible to vote your CAEP Ordinary Shares electronically over the Internet or by telephone. A large number of banks and brokerage firms offer Internet and telephone voting. If your bank or brokerage firm does not offer Internet or telephone voting information, please complete and return your proxy card in the self-addressed, postage-paid envelope provided. To vote yourself at the Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form.

After obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit proof of your legal proxy reflecting the number of your CAEP Ordinary Shares along with your name and email address to CST. Requests for registration should be directed via e-mail to proxy@continentalstock.com or via telephone to (917) 262-2373. Written requests can be mailed to:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004

Attn: Proxy Department

Email: proxy@continentalstock.com

Requests for registration must be labelled as “Legal Proxy” and be received no later than 10:00 a.m., Eastern Time, on , 2026.

You will receive a confirmation of your registration by email after CAEP receives your registration materials. You may attend the Meeting by visiting . You will also need a voter control number included on your proxy card in order to be able to vote your CAEP Ordinary Shares or submit questions during the Meeting. Follow the instructions provided to vote. CAEP encourages you to access the Meeting prior to the start time leaving ample time for the check in.

Share Ownership of and Voting by the Sponsor and CAEP’s Directors and Officers

The Sponsor has agreed to vote its 7,480,000 CAEP Ordinary Shares, representing approximately 21.3% of the issued and outstanding CAEP Ordinary Shares, in favor of each of the Proposals. As a result, with respect to each Proposal that requires approval of CAEP Shareholders by an ordinary resolution, in addition to the Sponsor’s CAEP Ordinary Shares, CAEP would need only 10,060,001, or approximately 36.4%, of the 27,600,000 Public Shares (assuming all issued and outstanding CAEP Ordinary Shares are voted at the Meeting), and only 1,290,001, or approximately 4.7%, of the 27,600,000 Public Shares (assuming only a majority of the issued and outstanding CAEP Ordinary Shares are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved. With respect to each Proposal that requires approval of CAEP Shareholders by a special resolution, in addition to the Sponsor’s CAEP Ordinary Shares, CAEP would need only 15,906,667, or approximately 57.6%, of the 27,600,000 Public Shares (assuming all issued and outstanding CAEP Ordinary Shares are voted at the Meeting), and only 4,213,334, or approximately 15.3%, of the 27,600,000 Public Shares (assuming only a majority of the issued and outstanding CAEP Ordinary Shares are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved.

Attending the Meeting

The Meeting will be held on , 2026 at , Eastern Time. The Meeting will be held at the offices of DLA Piper LLP (US) at 1251 Avenue of the Americas, New York, New York 10020 and virtually over the Internet by means of a live audio webcast. You will be able to attend, vote your shares and submit questions during the Meeting via a live webcast available at . You or your proxyholder will be able to attend and vote at the Meeting by visiting and using a control number assigned by . To register and receive access to the Meeting, registered shareholders and beneficial owners (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus. You will need the voter control number included on your proxy card in order to be able to vote your shares or submit questions during the Meeting. If you do not have a voter control number, you will be able to listen to the Meeting only and you will not be able to vote or submit questions during the Meeting.

Revoking Your Proxy

If you are a CAEP Shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

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you may enter a new vote by Internet or telephone;
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you may send a later-dated, signed proxy card to CAEP, 110 East 59th Street, New York, New York 10022, Attn: Secretary, so that it is received by CAEP’s Secretary on or before the Meeting; or
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you may attend the Meeting via the live webcast noted above, revoke your proxy, and vote virtually, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a CAEP Shareholder and have any questions about how to vote or direct a vote in respect of your CAEP Ordinary Shares, you may call CAEP’s proxy solicitor, Sodali & Co., at (800) 662-5200 or banks and brokers can call at (203) 658-9400 .

Redemption Rights

Pursuant to the CAEP Memorandum and Articles, any holders of Public Shares may demand that such Public Shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account (less taxes payable), calculated as of two (2) business days prior to the Closing. If a demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of the CAEP IPO (calculated as of two (2) business days prior to the Closing, including interest earned on the funds held in the Trust Account and not previously released to CAEP to pay its taxes). For illustrative purposes, based on funds in the Trust Account of approximately $279.1 million as of September 30, 2025, the estimated per share redemption price would have been approximately $10.26 (inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note and which amount takes into account CAEP’s estimate of the amount that may be withdrawn to pay applicable taxes).

In order to exercise your redemption rights, you must:

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prior to 5:00 p.m., Eastern Time, on , 2026 (two (2) business days before the Meeting), tender your Public Shares physically or electronically and submit a request in writing that CAEP redeem your Public Shares for cash to CST, CAEP’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attn: SPAC Redemption Team

Email: spacredemptions@continentalstock.com

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In your request to CST for redemption, you must also affirmatively certify if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other Public Shareholder; and
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deliver your Public Shares either physically or electronically through DTC to CST at least two (2) business days before the Meeting. Public Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from CST and time to effect delivery. It is CAEP’s understanding that Public Shareholders should generally allot at least two weeks to obtain physical certificates from CST. However, CAEP does not have any control over this process and it may take longer than two weeks. Public Shareholders who hold their Public Shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your Public Shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to CST) and thereafter, with CAEP’s consent, until the consummation of the Business Combination. If you delivered your Public Shares for redemption to CST and decide within the required timeframe not to exercise your redemption rights, you may request that CST return your Public Shares (physically or electronically). You may make such request by contacting CST at the phone number or address listed above.

Prior to exercising redemption rights, Public Shareholders should verify the market price of CAEP Class A Ordinary Shares, as they may receive greater proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the per share redemption price. There can be no assurances that you will be able to sell your Public Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in CAEP Class A Ordinary Shares when you wish to sell your Public Shares.

If you exercise your redemption rights, your Public Shares will cease to be outstanding immediately prior to the consummation of the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of Pubco, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

Notwithstanding the foregoing, the CAEP Memorandum and Articles provides that a Public Shareholder, together with any Affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than 15% of the Public Shares in the aggregate, without the prior consent of CAEP.

In connection with the CAEP IPO, the Sponsor and CAEP’s officers and directors agreed to waive any redemption rights with respect to any CAEP Ordinary Shares held by them in connection with the completion of the Business Combination. Such waivers are standard in transactions of this type and the Sponsor and CAEP’s officers and directors did not receive separate consideration for the waiver.

Appraisal Rights

No appraisal or dissenters’ rights are available to CAEP Shareholders in connection with the ordinary resolution to approve the Business Combination Proposal. However, in respect of the special resolution to approve the Merger Proposal, under Section 238 of the Companies Act, shareholders of a Cayman Islands exempted company ordinarily have a right to dissent to a statutory merger and if they so dissent, they are entitled to be paid the fair value of their shares, which if necessary, may ultimately be determined by the court. Therefore, CAEP Class A Record Holders have a right to dissent to the Cayman Merger. Please see the section titled “The Merger Proposal — Appraisal or Dissenters’ Rights” for additional information.

In addition, Public Shareholders are still entitled to exercise the rights of redemption as detailed in this proxy statement/prospectus and the redemption proceeds payable to Public Shareholders who exercise such redemption rights will represent the fair value of those shares. For a discussion about Public Shareholders’ redemption rights, please see “Extraordinary General Meeting of CAEP Shareholders — Redemption Rights.”

Proxy Solicitation Costs

CAEP is soliciting proxies on behalf of the CAEP Board. This solicitation is being made by mail but also may be made by telephone, on the Internet or in person. CAEP and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. CAEP will file with the SEC all scripts and other electronic communications as proxy soliciting materials. CAEP will bear the cost of the solicitation.

CAEP has hired Sodali & Co to assist in the proxy solicitation process. CAEP will pay Sodali & Co a fee of $25,000, plus disbursements of its expenses in connection with services relating to the Meeting.

CAEP will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. CAEP will reimburse them for their reasonable expenses.

THE BUSINESS COMBINATION AGREEMENT AND ANCILLARY DOCUMENTS

On November 7, 2025, CAEP, AIR, Pubco, Cayman Merger Sub and Jersey Merger Sub entered into the Business Combination Agreement. The subsections that follow describe the material provisions of the Business Combination Agreement, but do not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. CAEP Shareholders and other interested parties are urged to read the Business Combination Agreement carefully and in its entirety (and, if appropriate, with the advice of financial, tax and legal counsel) because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other dates as specified therein. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the disclosure letters referred to therein which are not filed publicly. The disclosure letters were used for the purpose of allocating risk among the parties rather than establishing matters as facts. The disclosure letters do not contain information that is material to an investment decision that has not otherwise been disclosed in this proxy statement/prospectus. Moreover, certain representations and warranties in the Business Combination Agreement may, may not have been or may not be, as applicable, accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about CAEP, AIR, Pubco, Cayman Merger Sub and Jersey Merger Sub or any other matter.

Capitalized terms in this section not otherwise defined in this proxy statement/prospectus will have the meanings ascribed to them in the Business Combination Agreement.

The Business Combination Agreement

General Description of the Business Combination

In accordance with the terms and subject to the conditions of the Business Combination Agreement, the parties to the Business Combination Agreement have agreed that, in connection with the Closing, Cayman Merger Sub will merge with and into CAEP, with CAEP continuing as the surviving company and a wholly owned direct subsidiary of Pubco, and, separately and immediately following the Cayman Effective Time, Jersey Merger Sub will merge with and into AIR, with AIR continuing as the surviving company and a wholly owned direct subsidiary of Pubco.

The Mergers

In accordance with the Business Combination Agreement, the Cayman Plan of Merger and the Companies Act, CAEP and Cayman Merger Sub shall consummate the Cayman Merger, pursuant to which Cayman Merger Sub shall be merged with and into CAEP with CAEP being the surviving entity and a wholly owned direct subsidiary of Pubco. Following the Cayman Merger, the separate corporate existence of Cayman Merger Sub shall cease. CAEP, as the surviving company after the Cayman Merger, is hereinafter referred to as the “Surviving Cayman Company.”

At the Jersey Effective Time, which shall be immediately following the Cayman Effective Time, in accordance with the Business Combination Agreement and the applicable provisions of the Jersey Companies Law, AIR and Jersey Merger Sub shall consummate the Jersey Merger, pursuant to which Jersey Merger Sub shall be merged with and into AIR with AIR being the surviving entity for the purpose of the Jersey Companies Law and a wholly owned direct subsidiary of Pubco. Following the Jersey Merger, the separate corporate existence of Jersey Merger Sub shall cease. AIR, as the surviving company after the Jersey Merger, is hereinafter referred to as the “Surviving Jersey Company,” and together with the Surviving Cayman Company, the “Surviving Companies.”

Following completion of the Mergers, each of the Surviving Companies shall be wholly owned subsidiaries of Pubco. As part of the Mergers, the CAEP Shareholders and AIR Shareholders shall receive Pubco Ordinary Shares as further described below.

Pre-Business Combination Structure

The following diagram depicts the simplified organizational structure of AIR and its principal and certain other subsidiaries immediately before the Business Combination.

Post-Business Combination Structure

The following diagram depicts the simplified organizational structure of Pubco and its principal and certain other subsidiaries immediately after the consummation of the Business Combination.

Effective Times of the Mergers and Closing of the Business Combination

CAEP and Cayman Merger Sub shall cause the Cayman Merger to be consummated by filing the Cayman Plan of Merger and the Plan of Cayman Merger together with such other documents as may be required in accordance with the applicable provisions of the Cayman Companies Act or by any other Law to make the Cayman Merger effective (the “Cayman Merger Filing Documents”) with the Cayman Registrar. The Cayman Merger shall become effective at the Cayman Effective Time.

AIR and Jersey Merger Sub shall cause the Jersey Merger to be consummated by filing the Jersey Merger Filing Documents with the Jersey Registrar of Companies. The Jersey Merger shall become effective at the time on the Jersey Closing Date when the Jersey Merger Filing Documents are registered by the Jersey Registrar of Companies in accordance with Article 127FM(2)(b) of the Jersey Companies Law (the “Jersey Effective Time”).

Consideration to be Received in the Business Combination

CAEP Consideration

Immediately prior to the Cayman Merger, (i) the Sponsor will surrender 3,400,000 CAEP Class B Ordinary Shares in accordance with the Sponsor Support Agreement, and (ii) all remaining CAEP Class B Ordinary Shares will automatically convert into CAEP Class A Ordinary Shares on a one‑for‑one basis in accordance with the CAEP Memorandum and Articles and the Sponsor Support Agreement and will thereupon be treated the same as other CAEP Class A Ordinary Shares for purposes of receiving the Per Share Cayman Merger Consideration (as defined below). At the Cayman Effective Time, each CAEP Class A Ordinary Share issued and outstanding immediately prior to the Cayman Effective Time (other than CAEP Redeeming Shares and CAEP Dissenting Shares) will be automatically cancelled and converted into the right to receive one Pubco Ordinary Share (the “Per Share Cayman Merger Consideration”), subject to adjustment for share splits, subdivisions, consolidations, share dividends, recapitalizations and similar events as provided in the Business Combination Agreement.

Excluded CAEP Shares outstanding immediately prior to the Cayman Effective Time will be cancelled without consideration. Each CAEP Redeeming Share will be cancelled at the Cayman Effective Time and the holder thereof will be entitled only to receive its pro rata portion of the cash held in the Trust Account (including the $0.15 per redeemed Public Share to be funded pursuant to the Sponsors Note) in accordance with the CAEP Memorandum and Articles and the CAEP IPO Prospectus (and not any Pubco Ordinary Shares). Each CAEP Dissenting Share will be cancelled at the Cayman Effective Time and the holder thereof will be entitled only to the rights provided under Section 238 of the Companies Act, and will not receive the Per Share Cayman Merger Consideration unless such dissenters’ rights are withdrawn or lost, in which case such share will thereupon be entitled to receive the Per Share Cayman Merger Consideration as of the Cayman Effective Time.

1,500,000 of the Pubco Ordinary Shares that the Sponsor will receive in exchange for its CAEP Class B Ordinary Shares will be designated as “Sponsor Earnout Shares” and will be subject to vesting/redesignation mechanics as described in the Sponsor Support Agreement and the A&R Pubco Articles. The Sponsor Earnout Shares will be released upon the occurrence of the following release events: (a) 750,000 of the Sponsor Earnout Shares will be released and no longer be subject to redesignation, redemption and cancellation if the closing price of the Pubco Ordinary Shares is at or above $12.50 for 20 trading days over a consecutive 30-day period during the Earnout Period, and (b) the remaining 750,000 of the Sponsor Earnout Shares will be released and no longer be subject to redesignation, redemption and cancellation if the closing price of the Pubco Ordinary Shares is at or above $15.00 for 20 trading days over a consecutive 30-day period during the Earnout Period. In addition, the Sponsor Earnout Shares are subject to early release to the Sponsor for certain release events including a Pubco sale, change of control, going private transaction or delisting after the Closing, in each case, as set forth in the Sponsor Support Agreement. If the Sponsor Earnout Shares do not vest within five years after the Closing, they will be redesignated as redeemable deferred shares and immediately redeemed and cancelled in accordance with the A&R Pubco Articles and Jersey law.

The Pubco Ordinary Shares issuable as the Per Share Cayman Merger Consideration will be issued in uncertificated book‑entry form through DTC and a transfer agent appointed by Pubco in accordance with customary exchange procedures, and no action by CAEP Shareholders (other than delivery of any required tax forms) will be required to receive such shares.

AIR Consideration

At the Jersey Effective Time, each AIR Ordinary Share issued and outstanding immediately prior to the Jersey Effective Time (other than AIR Ordinary Shares, if any, held as treasury shares of AIR, the “Excluded Company Shares”) will be transferred to Pubco in exchange for a number of Pubco Ordinary Shares equal to the Per Share Jersey Merger Consideration, which is the sum of (i) the MIP Exchange Ratio and (ii) the Company Earnout Exchange Ratio, in each case as determined pursuant to the Business Combination Agreement based on the Equity Value and the number of Fully‑Diluted AIR Shares outstanding immediately prior to the Jersey Effective Time. The Pubco Ordinary Shares issued to AIR Shareholders will be issued in uncertificated book‑entry form through DTC and Pubco’s transfer agent in accordance with customary exchange procedures.

Pubco Ordinary Shares issued to AIR Shareholders at the Jersey Effective Time will be subject to a transfer restriction that prohibits sales or other dispositions until the earlier of (i) six months after the Jersey Effective Time and (ii) the occurrence of an Early Release Event, subject to customary Permitted Transfers. Any certificates (if issued) or book‑entry statements evidencing such shares will bear appropriate restrictive legends, and transferees will take such shares subject to the same restrictions.

A portion of the Pubco Ordinary Shares issuable in respect of AIR Ordinary Shares will be designated as “AIR Earnout Shares” and will be subject to vesting/redesignation mechanics as described in the Business Combination Agreement and the A&R Pubco Articles. Such AIR Earnout Shares will vest and cease to be subject to redesignation upon the earlier of (A) an Early Release Event and (B) the last trading day of any period during which the closing price of Pubco Ordinary Shares equals or exceeds $12.50 for 20 trading days (which need not be consecutive) within any 30 consecutive trading day period during the Earnout Period. If the AIR Earnout Shares do not vest within the Earnout Period, they will be redesignated as redeemable deferred shares and immediately redeemed and cancelled in accordance with the A&R Pubco Articles and Jersey law.

No Fractional Pubco Ordinary Shares

No fractional Pubco Ordinary Shares will be issued in the Mergers; instead, the number of Pubco Ordinary Shares issuable to any holder will be rounded down to the nearest whole share without any cash in lieu of fractional shares.

Treatment of AIR Equity Awards

Outstanding AIR equity awards will be treated in accordance with the Business Combination Agreement. Certain awards are to be assumed by Pubco and others shall be settled in Pubco Ordinary Shares, in each case, on the terms described in the Business Combination Agreement. Also, Pubco expects to adopt the Incentive Plan in connection with Closing. See also “Management of Pubco After the Business Combination—Incentive Compensation Plans.”

Effect of the Mergers

At the Cayman Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of CAEP and Cayman Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Cayman Company (including all rights and obligations with respect to the Trust Account), which shall include the assumption by the Surviving Cayman Company of any and all agreements, covenants, duties and obligations of CAEP and Cayman Merger Sub set forth in the Business Combination Agreement to be performed after the Cayman Effective Time.

At the Jersey Effective Time, (i) all property and rights to which each of AIR and Jersey Merger Sub are entitled immediately before the Jersey Merger is completed become the property and rights of the Surviving Jersey Company, (ii) the Surviving Jersey Company becomes subject to all criminal and civil liabilities, and all contracts, debts and other obligations, to which each of AIR and Jersey Merger Sub were subject immediately before the Jersey Merger is completed and (iii) all actions and other legal proceedings, which, immediately before the Jersey Merger is completed, are pending by or against any of AIR and Jersey Merger Sub may be continued by or against the Surviving Jersey Company, which shall include the assumption by the Surviving Jersey Company of any and all agreements, covenants, duties and obligations of AIR and Jersey Merger Sub set forth in the Business Combination Agreement to be performed after the Jersey Effective Time.

Representations and Warranties

In the Business Combination Agreement, CAEP made certain customary representations and warranties to Pubco and AIR, some of which are subject to a materiality standard described in the Business Combination Agreement, including, among others, representations and warranties related to the following:

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corporate organization, qualification to do business and good standing;
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authorization to enter into the Business Combination Agreement and to complete the contemplated Transactions;
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governmental and regulatory consents necessary in connection with the Business Combination;
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absence of conflicts with organizational documents, applicable laws and any contract to which CAEP is a party or by which its assets are bound as a result of entering into the Business Combination Agreement or consummating the Business Combination;
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capitalization;
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proper filing of documents with the SEC, accuracy of CAEP financial statements; and internal controls;
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absence of certain changes;
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compliance with applicable laws;
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no litigation, orders or permits;
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taxes and returns;
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employees and employee benefit plans;
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properties;
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material contracts;
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transactions with Affiliates;
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finders and brokers;

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certain business practices;
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insurance;
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accuracy of the information supplied;
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Trust Account; and
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no additional representations and warranties.

In the Business Combination Agreement, Pubco, Cayman Merger Sub and Jersey Merger Sub (together, the “Acquisition Entities”) made certain customary representations and warranties to CAEP, including, among others, representations and warranties related to the following:

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corporate organization, qualification to do business and good standing;
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authorization to enter into the Business Combination Agreement and to complete the contemplated Transactions;
•
governmental and regulatory consents necessary in connection with the Business Combination;
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absence of conflicts with organizational documents, applicable laws and any contract to which the Acquisition Entities are a party or by which their assets are bound as a result of entering into the Business Combination Agreement or consummating the Business Combination;
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capitalization;
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business activities;
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absence of certain changes;
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finders and brokers fees;
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Investment Company Act;
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taxes;
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private placements;
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foreign private issuer; and
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information supplied.

In the Business Combination Agreement, AIR made certain customary representations and warranties to CAEP, including, among others, representations and warranties related to the following:

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corporate organization, qualification to do business and good standing;
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authorization to enter into the Business Combination Agreement and to complete the contemplated Transactions;
•
governmental and regulatory consents necessary in connection with the Business Combination;
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absence of conflicts with organizational documents, applicable laws and any contract to which AIR is a party or by which its assets are bound as a result of entering into the Business Combination Agreement or consummating the Business Combination
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capitalization;
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AIR subsidiaries;
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financial statements;
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absence of certain changes;
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compliance with applicable laws;
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AIR permits;
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litigation;
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material contracts;
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intellectual property;
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taxes and returns;
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real property;

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personal property;
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employee matters;
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benefit plans;
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environmental matters;
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transactions with related persons;
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insurance;
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data protection and cybersecurity;
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books and records;
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certain business practices;
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anti-money laundering;
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sanctions;
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trade compliance;
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product regulatory matters;
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Investment Company Act;
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private placements;
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finders and brokers fees;
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information supplied; and
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no additional representations and warranties.

Material Adverse Effect

CAEP, AIR, Pubco, Cayman Merger Sub and Jersey Merger Sub have qualified certain of their respective representations and warranties by a materiality or a material adverse effect standard.

The Business Combination Agreement defines a “CAEP Material Adverse Effect,” with respect to CAEP, as any event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets and liabilities, results of operations or financial condition of CAEP or (ii) the ability of CAEP to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “CAEP Material Adverse Effect”: (a) any enactment of, or change or proposed change in, any applicable Laws or GAAP or any interpretation thereof following the date of the Business Combination Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action expressly required to be taken under the Business Combination Agreement or any Ancillary Document, (d) changes attributable to the public announcement or pendency of the Transactions (it being understood and agreed that clause (d) shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, delivery, or performance of this Business Combination Agreement), (e) any natural or man-made disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions, fires or similar occurrences), epidemic, pandemic, disease or outbreak (including any Laws enacted or changed in response to such epidemic, pandemic, disease or outbreak and interpretations of an applicable Governmental Authority thereof following the date of the Business Combination Agreement), acts of nature or change in climate, (f) any acts of terrorism or war (whether or not declared), sabotage, civil unrest, terrorism, riots, the outbreak or escalation of hostilities, geopolitical conditions, local, regional, state, national or international political conditions, or social conditions, (g) any matter as of the date of the Business Combination Agreement to the extent expressly set forth on the CAEP Disclosure Letter, (h) any action taken by or at the express written request of an authorized officer of, AIR (other than actions contemplated by the Business Combination Agreement or any Ancillary Document), (i) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), (j) the consummation and effects of any redemption pursuant to the Redemption Rights or the failure to obtain the Required Shareholder Approval, or (k) any worsening of the Events referred to in clauses (b), (e), (f) or (i) to the extent existing as of the date of the Business Combination Agreement; provided, that in the case of each of clauses (a), (b), (e), or (f), any such Event to the extent it disproportionately affects CAEP relative to other participants in the industries in which CAEP operates shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a CAEP Material Adverse Effect.

The Business Combination Agreement defines a “Company Material Adverse Effect,” as any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets and liabilities, results of operations or financial condition of the AIR Companies, taken as a whole or (ii) the ability of any of the AIR Companies or the Acquisition Entities to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any enactment of, or change or proposed change in, any applicable Laws or IFRS or any interpretation thereof following the date of the Business Combination Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action expressly required to be taken under the Business Combination Agreement or any Ancillary Document, (d) changes attributable to the public announcement or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers or employees) (it being understood and agreed that clause (d) shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, delivery, or performance of the Business Combination Agreement), (e) any natural or man-made disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions, fires or similar occurrences), epidemic, pandemic, disease or outbreak (including any Laws enacted or changed in response to such epidemic, pandemic, disease or outbreak after the date of the Business Combination Agreement and interpretations of an applicable Governmental Authority thereof following the date of the Business Combination Agreement), acts of nature or change in climate, (f) any acts of terrorism or war (whether or not declared), sabotage, civil unrest, terrorism, curfews, public disorder, riots, the outbreak or escalation of hostilities, geopolitical conditions, local, regional, state, national or international political conditions, or social conditions, (g) any failure in and of itself of any AIR Companies to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that the exception in clause (g) shall not prevent or otherwise affect a determination that any change, effect or development underlying such change has resulted in or contributed to a Company Material Adverse Effect, (h) any matter existing as of the date of the Business Combination Agreement to the extent expressly set forth on the Company Disclosure Letter, (i) any action taken by or at the express written request of CAEP (other than actions contemplated by the Business Combination Agreement or any Ancillary Document), (j) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); or (k) any worsening of the Events referred to in clauses (b), (e), (f), or (j) to the extent existing as of the date of the Business Combination Agreement; provided, that in the case of each of clauses (a), (b), (e) and (f) any such Event to the extent it disproportionately affects the AIR Companies, taken as a whole, relative to other participants in the industries or geographical areas in which such persons operate shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect.

In addition, the representations and warranties made by CAEP, AIR, Pubco, Cayman Merger Sub and Jersey Merger Sub:

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have been qualified by information that each set forth in disclosure letters (as applicable) that the parties delivered in connection with signing the Business Combination Agreement; the information contained in such disclosure letters modifies, qualifies and creates exceptions to the representations and warranties in the Business Combination Agreement;
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have been qualified by information that CAEP set forth in the reports that it has filed or furnished with the SEC prior to the date of the Business Combination Agreement (subject to certain exceptions); and
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are subject to the materiality and material adverse effect standards described in the Business Combination Agreement, which may differ from what may be viewed as material by you.

Conduct of Business Pending Consummation of the Business Combination and Covenants

Conduct of Business of AIR during the Interim Period

AIR made certain covenants under the Business Combination Agreement including, among others, the following:

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during the Interim Period and subject to certain exceptions set forth in the Business Combination Agreement, AIR will, and will cause the other AIR Companies to, and each Acquisition Entity will, operate its business in the Ordinary Course, including complying (A) in all material respects with, and continue performing under, as applicable, the Company Memorandum, such Company Subsidiary’s Governing Documents, and the Governing Documents of each Acquisition Entity, and all other Company Material Contracts to which any of the AIR Companies may be a party, and (B) with all applicable Sanctions and Trade Laws; and
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subject to certain exceptions including as expressly permitted by the Business Combination Agreement or the Ancillary Documents, as required by applicable law, as set forth in the Company Disclosure Letter, for the incurrence of Company Transaction Expenses or as consented to by CAEP in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied):
o
change or amend the organizational documents of any AIR Company or any Acquisition Entity;

o
make or declare any dividend or distribution to its shareholders or members, as applicable, of any AIR Company or any Acquisition Entity or make any other distributions in respect of any of the AIR Companies’ or any Acquisition Entity’s capital stock or equity interests, except (A) dividends and distributions by a wholly-owned Subsidiary of an AIR Company to such AIR Company or another wholly-owned Subsidiary of such AIR Company, and (B) repurchases of awards or other actions under the Company Share Plans in the Ordinary Course;
o
split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the AIR Companies’ or any Acquisition Entity’s capital stock or equity interests, except for any such transaction by a wholly-owned Subsidiary of an AIR Company that remains a wholly-owned Subsidiary of such AIR Company after consummation of such transaction;
o
purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of any AIR Company or any Acquisition Entity, except for (A) transactions between an AIR Company and any wholly-owned Subsidiary of such AIR Company and (B) settlements, repurchases of awards or other actions under the Company Share Plans in the Ordinary Course; provided that in no event shall any Company Equity Awards be cash-settled;
o
sell, assign, transfer, convey, lease or otherwise dispose of any material assets or properties of the AIR Companies or any Acquisition Entity, except for (A) dispositions of equipment in the Ordinary Course, (B) sales of inventory in the Ordinary Course or (C) transactions solely among the AIR Companies;
o
acquire any ownership interest in any real property;
o
acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the equity or assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;
o
(A) make, change or revoke any material election in respect of Taxes, except to comply with IFRS or applicable Law, or settle or compromise any material United States federal, state, local or non-United States Tax liability, except in the Ordinary Course, or (B) change any annual Tax accounting period, adopt or change any material method of Tax accounting except in the Ordinary Course, amend any Tax Returns or file claims for Tax refunds, enter into any closing agreement with a Governmental Authority, waive or extend any statute of limitations period in respect of a material amount of Taxes, settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;
o
take, agree to take, or fail to take any action that could reasonably be expected to prevent, impair or impede the Intended Tax Treatment;
o
(A) issue any additional interests of any Acquisition Entity or AIR Company Interests or securities exercisable for or convertible into AIR Company Interests or interests of any Acquisition Entity, other than (i) AIR Ordinary Shares in connection with any voluntary conversion of Company Convertible Securities outstanding as of the date of the Business Combination Agreement in accordance with their respective conversion terms or (ii) AIR Ordinary Shares issued upon exercise, vesting or settlement of any award under the Company Share Plans outstanding as of the date of the Business Combination Agreement or otherwise issued after the date of the Business Combination Agreement in accordance with the Company Disclosure Letter; (B) grant any options, warrants, convertible equity instruments or other equity-based awards that relate to the equity of any AIR Company, including such awards that may be cash-settled upon vesting, other than awards issued under the Company Share Plans in respect of AIR Ordinary Shares that both (1) remain reserved and available for issuance as set forth in the Company Disclosure Letter and (2) will be included in the calculation of Fully-Diluted AIR Shares; provided, that in no event shall any such options, warrants, convertible equity instruments or other equity-based awards that relate to the equity of any AIR Company be granted to any directors, officers or executive management-level employees; or (C) amend, modify or waive any of the terms or rights set forth in any Company Equity Awards, including any reduction of the exercise, conversion or warrant price set forth therein;
o
adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any AIR Company or any Acquisition Entity, merge or consolidate with any person or be acquired by any person, or file for bankruptcy in respect of any AIR Company or any Acquisition Entity;
o
waive, release, settle, compromise or otherwise resolve any Action, except in the Ordinary Course or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $100,000 in the aggregate;
o
incur, assume or guarantee any Indebtedness for borrowed money the principal amount of which does not exceed $100,000 in the aggregate;

o
enter into, renew or amend in any material respect, (A) any transaction or Contract with an AIR Shareholder or any of their respective family members or other related persons that would require disclosure of transactions therewith under Item 404 of Regulation S-K promulgated by the SEC, (B) any Contract between any AIR Company or any Acquisition Entity and any broker, finder, investment banker or financial advisor with respect to any of the Transactions, or (C) certain Contracts that, had such Contract been entered into on or before the date of the Business Combination Agreement, would have been required to be disclosed in the Company Disclosure Letter;
o
other than as required by any Company Benefit Plan or collective bargaining or similar Contract in effect as of the date of the Business Combination Agreement and made available to CAEP, (A) grant any change in control, transaction, retention bonuses in respect of its employees, officers, directors, managers, or Contract Workers, other than those that are (1) not triggered by the Transactions and (2) are granted to individuals that are not officers, directors or executive management-level employees, (B) terminate the employment or engagement of any officer or executive management-level employees who have a notice period of six months’ or longer (other than due to death, disability or for cause (as determined in good faith by AIR) or otherwise in the Ordinary Course), (C) conduct any reduction in force with respect to a material number of employees, plant closing, or mass layoff of employees, (D) accelerate the vesting or payment of any award under any Company Share Plan, (E) make or commit to make any bonus payments to any employee, officer, director, manager or Contract Worker (other than Ordinary Course year-end cash bonuses that are determined consistent with prior years based on performance), (F) (1) amend, modify, enter into, or establish material benefits or a material Company Benefit Plan of any current or former director, officer or executive management-level employees, or (2) enter into, establish, materially amend or terminate any material Company Benefit Plan with, for or in respect of any other current or former employee or Contract Worker other than in the Ordinary Course, including in connection with annual compensation and benefit plan review (including renewals of broad-based benefit plans) or (F) hire or terminate any officer or executive management-level employee;
o
(A) limit the right of any AIR Company to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any person or (B) grant any exclusive rights to any person;
o
amend, change, revoke or otherwise take any action that impairs the effectiveness of the Special Written Resolution or the approval and adoption of the Company Approval Matters contemplated thereby (or permit any of the foregoing to occur);
o
enter into, renew or amend in any material respect any Specified Distribution Contract; or
o
authorize or agree to do any of the foregoing actions.

Conduct of Business of CAEP during the Interim Period

During the Interim Period, CAEP agreed to operate its business in the ordinary course.

In addition, during the Interim Period, CAEP agreed not to:

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amend, waive or otherwise change its organizational documents, other than for administrative or de minimis changes;
•
authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third person with respect to such securities;
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split, sub-divide, combine, consolidate, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;
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subject to certain exceptions, incur, create, assume, prepay, repay or otherwise become liable for any indebtedness (directly, contingently or otherwise), fees or expenses in excess of $100,000 individually or in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any indebtedness, liability or obligation of any person;
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amend, waive or otherwise change the Trust Agreement in any manner;
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(A) make, change or revoke any material election in respect of Taxes, except to comply with GAAP or applicable Law, or settle or compromise any material United States federal, state, local or non-United States Tax liability, except in the Ordinary Course, or (B) change any annual Tax accounting period, adopt or change any material method of Tax accounting except in the Ordinary Course, amend any Tax Returns or file claims for Tax refunds, enter into any closing agreement with a Governmental Authority, waive or extend any statute of limitations period in respect of a material amount of Taxes, settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;
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take, agree to take, or fail to take, any action that could reasonably be expected to prevent, impair or impede the Intended Tax Treatment;
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subject to certain exceptions, amend or otherwise modify, terminate, waive or assign or delegate (as applicable) any material right or obligation under any CAEP Material Contract or enter into any new contract that would be a CAEP Material Contract;
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(A) hire or engage any employee or independent contractors, consultants, contingent workers or other agents (other than legal, accounting, financial, capital markets, and similar advisors in the ordinary course), or (B) adopt, enter into or otherwise incur any Liability in respect of, any Benefit Plan;
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other than drawings on the CAEP Loans (or any other outstanding promissory notes owed to Sponsor or any other Affiliates of CAEP) or as expressly required by the Sponsor Support Agreement, enter into, renew, amend, waive or terminate (other than terminations in accordance with their terms) any Contracts, arrangements or transactions with any Related Person, including any Ancillary Document to which CAEP or any Related Person is a party;
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fail to maintain its books, accounts and records in all material respects in the Ordinary Course consistent with past practice;
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establish any subsidiary or enter into any new line of business;
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revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP, and after consulting CAEP’s outside auditors;
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subject to certain exceptions, waive, release, assign, settle or compromise any action (including any action relating to the Business Combination Agreement or the Transactions) or otherwise pay, discharge or satisfy any actions or liabilities, not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any actions or liabilities, unless such amount has been reserved in CAEP’s financial statements;
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acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, company, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course;
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adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Cayman Merger or in connection with the liquidation of the Surviving Cayman Company, to the extent such plan of liquidation is adopted prior to the Cayman Effective Time);
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subject to certain exceptions, voluntarily incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $100,000 individually or in the aggregate;
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sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights; or
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authorize or agree to do any of the foregoing actions.

Post-Closing Board of Directors and Officers of Pubco

The Business Combination Agreement provides that, with effect from the Jersey Closing, each Party shall take all necessary action so that the Pubco Board is initially comprised of, and the officers of Pubco shall initially be, the individuals designated by AIR (subject to applicable listing requirements) prior to the Cayman Closing (or such earlier time as may be required for inclusion in this proxy statement/prospectus.

Conditions to Complete the Business Combination

Unless waived in writing by both CAEP and AIR (where permissible), the obligations of the Parties to consummate the Transactions are subject to the satisfaction of the following mutual conditions at or prior to the Closing:

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the Company Closing Approval remaining in effect;
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no outstanding AIR Shareholder objections;
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the receipt of the Required Shareholder Approval;
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no outstanding objections from the creditors of AIR or of Jersey Merger Sub;

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no Legal Restraints in effect that have the effect of making the Transactions illegal or otherwise prohibiting the consummation of the Transactions;
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satisfaction of all applicable Regulatory Approvals and all applicable waiting periods shall have expired or been terminated;
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Pubco Ordinary Shares approved for listing on Nasdaq or another national securities exchange;
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this proxy statement/prospectus being effective in accordance with provisions of the Securities Act; and
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the amendment and restatement of the memorandum of association and articles of association of Pubco in the form of the A&R Pubco Articles.

Unless waived in writing by AIR (where permissible), the obligations of Pubco and AIR to consummate the Transactions are also subject to the satisfaction of each of the following conditions:

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the CAEP Fundamental Warranties shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect or similar) in all material respects on and as of the date of the Business Combination Agreement and the Cayman Closing Date as if made on the Cayman Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been so true and correct as of such date);
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the representations and warranties of CAEP pertaining to absence of certain changes or events being true and correct in all respects as of the date of the Business Combination Agreement and the Cayman Closing Date as if made on the Cayman Closing Date;
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all of the other representations and warranties of CAEP set forth in the Business Combination Agreement and in any certificate delivered by or on behalf of CAEP pursuant thereto (other than the CAEP Fundamental Warranties and the representations and warranties regarding absence of certain changes) shall be true and correct on and as of the date of the Business Combination Agreement and the Cayman Closing Date as if made on the Cayman Closing Date, except for (A) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct as of such date, subject to clause (B)) and (B) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or CAEP Material Adverse Effect or similar), individually or in the aggregate, have not had and would not reasonably be expected to have a CAEP Material Adverse Effect;
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CAEP shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under the Business Combination Agreement to be performed or complied with by it on or prior to the Cayman Closing Date;
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CAEP shall have delivered to AIR a certificate, dated as of the Cayman Closing Date, signed by an officer of each of CAEP certifying as to the satisfaction of the conditions in respect of CAEP’s representations and warranties and performance of its obligations and compliance with its agreements under the Business Combination Agreement;
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the CF&Co. M&A Engagement Letter shall remain in full force and effect; and
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a counterpart to the Ancillary Documents required to be executed by CAEP at or prior to the Cayman Closing Date or the Cayman Closing shall have been executed and delivered to AIR.

Unless waived in writing by CAEP (where permissible), the obligations of CAEP to consummate the Transactions are also subject to the satisfaction of the following conditions:

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all of the Company Fundamental Warranties and the Acquisition Entity Fundamental Warranties shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect or similar) in all material respects on and as of the date of the Business Combination Agreement and the Cayman Closing Date as if made on the Cayman Closing Date and will be so true and correct on and as of the Jersey Closing Date as if made on the Jersey Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been so true and correct as of such date);
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the representations and warranties of AIR and the Acquisition Entities pertaining to absence of certain changes or events being true and correct in all respects on and as of the date of the Business Combination Agreement and the Cayman Closing Date as if made on the Cayman Closing Date and will be so true and correct on and as of the Jersey Closing Date as if made on the Jersey Closing Date;

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the representations and warranties of AIR in respect of compliance with certain laws being true and correct in all respects on and as of the date of the Business Combination Agreement and the Cayman Closing Date as if made on the Cayman Closing Date and will be so true and correct on and as of the Jersey Closing Date as if made on the Jersey Closing Date, except for, in each case, such failures to be true and correct except for such failures to be true and correct as has not been, and would not reasonably be expected to be, material, individually or in the aggregate, to the AIR Companies, taken as a whole;
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all of the other representations and warranties of AIR and the Acquisition Entities set forth in the Business Combination Agreement and in any certificate delivered by or on behalf of AIR or the Acquisition Entities pursuant hereto (other than the Company Fundamental Warranties, the Acquisition Entity Fundamental Warranties, and the representations and warranties referenced above) shall be true and correct on and as of the date of the Business Combination Agreement and the Cayman Closing Date as if made on the Cayman Closing Date and will be so true and correct on and as of the Jersey Closing Date as if made on the Jersey Closing Date, except for (A) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct as of such date, subject to clause (B)) and (B) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect or similar), individually or in the aggregate, have not had and would not reasonably be expected to have (x) a Company Material Adverse Effect or (y) a material adverse effect on any Acquisition Entity’s ability to consummate the Transactions or perform their obligations under the Business Combination Agreement or the Ancillary Documents to which they are party, as applicable;
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AIR and each of the Acquisition Entities shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under the Business Combination Agreement to be performed or complied with by them on or prior to the Cayman Closing Date or the Jersey Closing Date as applicable;
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since the date of the Business Combination Agreement, there shall not have been any Company Material Adverse Effect or any Event that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;
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AIR and Pubco shall have each delivered to CAEP a certificate, dated as of the Cayman Closing Date, signed by an executive officer or director of AIR or Pubco, as applicable, certifying as to the satisfaction of the conditions in respect of AIR’s and the Acquisition Entities’ representations and warranties and performance of its obligations and compliance with its agreements under the Business Combination Agreement;
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the Consents, amendments and confirmations set forth in the Company Disclosure Letter shall be in full force and effect; and a counterpart to the Ancillary Documents required to be executed by AIR, Pubco, Cayman Merger Sub and Jersey Merger Sub at or prior to the Cayman Closing Date or the Jersey Closing shall have been executed and delivered to CAEP.

Termination of the Business Combination Agreement

The Business Combination Agreement may be terminated and the Transactions may be abandoned at any time prior to the Cayman Closing Date, notwithstanding receipt of any requisite approval and adoption of the Business Combination Agreement and the Transactions by the shareholders of any Party, as follows:

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by mutual written consent of CAEP and AIR;
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by written notice by either CAEP or AIR to the other if any of the conditions to Closing have not been satisfied or waived by the date falling nine (9) months from the date of the Business Combination Agreement (such date or such later date, if any, as is provided in the last proviso below, the “Outside Date”); provided, however, that this right to terminate the Business Combination Agreement shall not be available to a Party if the breach or violation by such Party or its Affiliates (including, with respect to AIR, Pubco, Cayman Merger Sub or Jersey Merger Sub) of any representation, warranty, covenant or obligation under the Business Combination Agreement was the principal cause of the failure of a condition to Closing on or before the Outside Date; provided, further, that in the event certain financial statements have not been delivered to CAEP in accordance with the applicable deadlines and other terms set forth in the Business Combination, then, by written notice to AIR, CAEP may in its sole discretion extend the Outside Date on one or more occasions by the number of days from the date of such deadline to the date such financial statements are finally delivered to, in which case the Outside Date shall be deemed for all purposes to be the latest of such dates;

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by written notice by either CAEP or AIR to the other if a Legal Restraint has become final and non-appealable; provided, however, that this right to terminate shall not be available to a Party if the failure by such Party or its Affiliates (including, with respect to AIR, Pubco, Cayman Merger Sub or Jersey Merger Sub) to comply with any provision of the Business Combination Agreement was the principal cause of such Legal Restraint;
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by written notice by AIR to CAEP if (i) there has been a breach by CAEP of any of its representations, warranties, covenants or agreements contained in the Business Combination Agreement, or if any representation or warranty of CAEP shall have become untrue or inaccurate, in any case, which would result in a failure of specified conditions to Closing to be satisfied (treating the Cayman Closing Date for such purposes as the date of the Business Combination Agreement or, if later, the date of such breach (or if the breach is curable, the date by which such breach is required to be cured in the succeeding clause (ii))), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) thirty (30) days after written notice of such breach or inaccuracy is provided to CAEP by AIR or (B) the Outside Date; provided that AIR shall not have this right to terminate the Business Combination Agreement if at such time CAEP would be entitled to terminate the Business Combination Agreement for specified breaches by AIR, Pubco, Cayman Merger Sub or Jersey Merger Sub;
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by written notice by CAEP to AIR if (i) there has been a breach by AIR, Pubco, Cayman Merger Sub or Jersey Merger Sub of any of their respective representations, warranties, covenants or agreements contained in the Business Combination Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of specified conditions to Closing to be satisfied (treating the Cayman Closing Date for such purposes as the date of the Business Combination Agreement or, if later, the date of such breach (or if the breach is curable, the date by which such breach is required to be cured in the succeeding clause (ii))), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) thirty (30) days after written notice of such breach or inaccuracy is provided to AIR by CAEP or (B) the Outside Date; provided that CAEP shall not have this right to terminate the Business Combination Agreement if at such time AIR would be entitled to terminate the Business Combination Agreement for specified breaches by CAEP;
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by written notice by either CAEP or AIR to the other if the Meeting is held (including any adjournment or postponement thereof) and has concluded, CAEP Shareholders have duly voted, and the Required Shareholder Approval was not obtained; or by written notice by AIR to CAEP within ten (10) Business Days after there has been a Modification in Recommendation.

Effect of Termination

If the Business Combination Agreement is terminated, it becomes void with no further force or effect and no liability of any party to another, except that provisions regarding public announcements, confidentiality, fees and expenses, waivers and releases, and specified general matters will continue to apply. Termination does not: (i) release any party from liability for any willful and material pre-termination breach or for any fraud claim; (ii) impair any party’s right to seek specific performance of another party’s pre-termination obligations; or (iii) terminate or modify the Confidentiality Agreement. In addition, nothing limits the waivers against the Trust Account set forth in the agreement.

Non-survival of Representations, Warranties and Covenants

All representations, warranties, covenants, obligations, and related rights under the Business Combination Agreement and the Ancillary Documents terminate at closing—at the Cayman Closing for CAEP and Cayman Merger Sub, and at the Jersey Closing for AIR, Pubco, and Jersey Merger Sub—with no post-closing liability. Limited exceptions apply for: (a) covenants and obligations that expressly continue after closing (and only for post-closing breaches), (b) specified general matters and corresponding definitions in the Business Combination Agreement, and (c) Fraud Claims.

Specific Performance

Each Party acknowledged that the rights of each Party to consummate the Transactions are unique, recognized and affirmed that in the event of a breach of the Business Combination Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agreed that irreparable damage may occur in the event that any of the provisions of the Business Combination Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, in addition to any other right or remedy to which such Party may be entitled under the Business Combination Agreement, at law or in equity, each Party is entitled to seek an injunction, specific performance or other equitable remedy to prevent or remedy any breach of the Business Combination Agreement and to seek to enforce specifically the terms and provisions thereof, in each case, without the requirement to post any bond or other security or to prove that money damages would be inadequate.

No Recourse

The Business Combination Agreement provides that any claims arising out of or relating to the Business Combination Agreement or the Ancillary Documents—including those based on their negotiation, execution, performance, or non-performance—may be brought only against the entities expressly identified as parties to those agreements, and no Contracting Party will have shared or vicarious liability for the acts or omissions of any other person. It further provides that directors, officers, employees, shareholders, affiliates, agents, financing sources, advisors, and other nonparty affiliates of the Contracting Parties have no liability for any such claims, and each party waives and releases any claims against those nonparty affiliates, who are intended third-party beneficiaries of this no-recourse provision. In addition, neither the Contracting Parties nor any such nonparty affiliates will be liable for multiple, consequential, indirect, special, statutory, exemplary, or punitive damages, except to the extent such damages are awarded in connection with a third-party claim.

Governing Law and Jurisdiction

The Business Combination Agreement is governed by Delaware law, except that (a) the laws of the Cayman Islands govern the statutory, fiduciary and other duties of the directors of CAEP and Cayman Merger Sub, the effects of the Cayman Merger, and appraisal rights under Section 238 of the Companies Act, and (b) Jersey law governs the statutory, fiduciary and other duties of the directors of AIR, Pubco and Jersey Merger Sub, and the effects of the Jersey Merger. All actions arising out of or relating to the agreement are subject to the exclusive jurisdiction of the Delaware Court of Chancery; if that court lacks jurisdiction, actions may be brought in the federal courts in Delaware, and if those courts lack jurisdiction, in the Delaware Superior Court (with the parties seeking assignment to the Complex Commercial Litigation Division).

The parties irrevocably submit to the exclusive jurisdiction of those Delaware courts, agree not to bring related actions elsewhere (other than to enforce Delaware judgments), agree that contractual notice constitutes sufficient service of process, and waive any objections to personal jurisdiction, immunity, forum non conveniens, improper venue and challenges to enforceability in those courts.

Fees and Expenses

Subject to a waiver of claims against the Trust Account, unless otherwise expressly provided for in the Business Combination Agreement, all fees, costs and expenses (whether or not invoiced) incurred in connection with entering into the Business Combination Agreement are to be paid by the Party incurring such fees, costs and expenses, except that if the Jersey Closing occurs, Pubco shall pay, or cause to be paid, any unpaid Company Transaction Expenses and any unpaid CAEP Transaction Expenses.

Regulatory Approvals

Subject to the Business Combination Agreement, CAEP, Pubco and AIR will use commercially reasonable efforts and cooperate to take all actions and make all required filings to consummate the transactions and satisfy applicable governmental requirements as promptly as practicable. This includes preparing and submitting necessary notices, applications and other documentation; obtaining required permits, consents and approvals (including the expiration or termination of any waiting periods) to satisfy the conditions to the mergers and related closings; and executing any additional instruments needed to complete the transactions. The parties are not required to divest, license, sell, hold separate or otherwise dispose of any assets or businesses, nor to accept any conditions or restrictions on their operations, whether temporary or permanent. To the extent required under the HSR Act or other antitrust laws, the parties will promptly make the necessary filings, provide additional information as reasonably requested, and take other reasonable actions to obtain antitrust approvals as soon as practicable. AIR and CAEP will each bear one-half of the filing fees payable to governmental authorities in connection with the transactions, including fees of any acquisition entity.

Ancillary Agreements

A&R Registration Rights Agreement

The Business Combination Agreement contemplates that, at the Closing, Pubco will enter into an A&R Registration Rights Agreement with Sponsor and certain AIR Shareholders, substantially in the form attached to this proxy statement/prospectus as Annex D, pursuant to which Pubco will agree to register for resale the Pubco Ordinary Shares that are held by the Sponsor and the AIR Shareholders at Closing. Pursuant to the A&R Registration Rights Agreement, the Sponsor and certain AIR Shareholders will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut back provisions with respect to Pubco Ordinary Shares held by such parties at Closing.

The A&R Registration Rights Agreement amends and restates the registration rights agreement that was entered into by CAEP and the Sponsor in connection with the CAEP IPO.

Sponsor Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, CAEP, the Sponsor, Pubco and AIR entered into the Sponsor Support Agreement, pursuant to which, among other things, the Sponsor agreed (i) to vote its Pubco Ordinary Shares in favor of the Proposals, (ii) vote its Pubco Ordinary Shares against (a) any Acquisition Proposal or Alternative Transaction, (b) any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by CAEP (other than the Transactions), (c) any change in the business of CAEP, and (d) any proposal, action or agreement involving CAEP that would or would reasonably be expected to jeopardize the Transactions, (iii) to comply with the restrictions imposed by the letter agreement, dated as of June 26, 2025, by and among CAEP, the Sponsor and the other parties thereto, including the restrictions on transferring and redeeming Pubco Ordinary Shares in connection with the Transactions and (iv) to waive the anti-dilution rights of the issued and outstanding CAEP Class B Ordinary Shares set forth in the CAEP Memorandum and Articles. The Sponsor also agreed that, subject to the Closing, it will (a) surrender, for no consideration, 3,400,000 CAEP Class B Ordinary Shares to be cancelled by CAEP and (b) not transfer 1,500,000 of the Pubco Ordinary Shares that it will receive in exchange for its Sponsor Earnout Shares until the occurrence of certain release events.

In addition, the Sponsor agreed to subject the Sponsor Earnout Shares to vesting and potential forfeiture (and related transfer restrictions) after the Closing based on an earn-out during the Earnout Period, with (a) 750,000 of the Sponsor Earnout Shares will be released and no longer be subject to redesignation, redemption and cancellation if the closing price of the Pubco Ordinary Shares is at or above $12.50 for 20 trading days over a consecutive 30-day period during the Earnout Period, and (b) the remaining 750,000 of the Sponsor Earnout Shares will be released and no longer be subject to redesignation, redemption and cancellation if the closing price of the Pubco Ordinary Shares is at or above $15.00 for 20 trading days over a consecutive 30-day period during the Earnout Period. In addition, the Sponsor Earnout Shares are subject to early release to the Sponsor for certain release events including a Pubco sale, change of control, going private transaction or delisting after the Closing, in each case, as set forth in the Sponsor Support Agreement. If the Sponsor Earnout Shares do not vest within five years after the Closing, they will be redesignated as redeemable deferred shares and immediately redeemed and cancelled in accordance with the A&R Pubco Articles and Jersey law.

The Sponsor Support Agreement will terminate and (except as contemplated therein), be of no further force or effect upon the earlier of the Closing and termination of the Business Combination Agreement pursuant to its terms. Upon such termination of the Sponsor Support Agreement, except as contemplated therein, the obligations of the parties under the Sponsor Support Agreement will terminate; provided, however, that such termination will not relieve any party thereto from liability arising in respect of any breach of the Sponsor Support Agreement prior to such termination.

Shareholder Support Agreement

In connection with the execution of the Business Combination Agreement, certain Key AIR Shareholders entered into the Shareholder Support Agreement with CAEP, Pubco and AIR, which includes covenants to approve the Business Combination Agreement, the Jersey Merger and related Transactions by special written resolution, to refrain from transferring AIR Ordinary Shares prior to Closing (subject to limited exceptions), and not to amend or revoke the approving special written resolution, together with other customary support and cooperation undertakings.

The Shareholder Support Agreement will terminate and (except as contemplated therein), be of no further force or effect upon the earlier of the Closing and termination of the Business Combination Agreement pursuant to its terms. Upon such termination of the Shareholder Support Agreement, except as contemplated therein, the obligations of the parties under the Shareholder Support Agreement will terminate; provided, however, that such termination will not relieve any party thereto from liability arising in respect of any breach of the Shareholder Support Agreement prior to such termination.

PROPOSAL NO. 1—THE BUSINESS COMBINATION PROPOSAL

General

CAEP Shareholders are being asked to approve and adopt the Business Combination Agreement and the Business Combination. CAEP Shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, a copy of which is attached hereto as Annex A. Please see the section entitled “The Business Combination Agreement and Ancillary Documents” and “Summary of the Proxy Statement/Prospectus — Related Agreements” below for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this Proposal.

CAEP may consummate the Business Combination only if (i) the Business Combination Proposal is approved by an ordinary resolution, being a resolution passed at the Meeting by the affirmative vote of a simple majority of the votes cast by, or on behalf of, the CAEP Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum), and (ii) the Merger Proposal is approved by a special resolution, being a resolution passed at the Meeting by the affirmative vote of at least two-thirds of the votes cast by, or on behalf of, the CAEP Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum).

If any of those Proposals is not approved by CAEP Shareholders, the Business Combination will not be consummated, unless waived by the parties. The Merger Proposal is conditioned upon the approval of the Business Combination Proposal. The Organizational Documents Proposals and the Nasdaq Proposal are conditioned upon the approval of the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal.

Headquarters; Listing of Securities

After completion of the Transactions contemplated by the Business Combination Agreement,

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the corporate headquarters and principal executive offices of Pubco will be located at Festival Office Tower, Dubai Festival City, 7th Floor, Office No. 700, Dubai (DIFC), United Arab Emirates.
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if Pubco’s application for listing is approved, Pubco Ordinary Shares are expected to be traded on Nasdaq or another national securities exchange under the symbol “AIIR.”

Background of the Business Combination

The terms of the Business Combination are the result of arm’s-length negotiations between representatives of CAEP and AIR. The following chronology summarizes the key meetings and events that led to the signing of the Business Combination Agreement. This chronology does not purport to catalog every correspondence among representatives of CAEP and AIR. All dates referred to in the following chronology are local time in New York, New York unless otherwise indicated.

CAEP is a blank check company incorporated as a Cayman Islands exempted company on November 11, 2020 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

In April 2025, a representative of the Kingsway Holders, who collectively hold a majority interest in AIR, who had a preexisting relationship with representatives of Cantor, contacted representatives of Cantor by email seeking to set up a meeting to discuss a potential business combination involving AIR.

On May 12, 2025, an initial meeting was held among representatives of the Kingsway Holders, Cantor and CF&Co. to discuss AIR. Subsequent to that, CF&Co. and AIR negotiated and entered into a non-disclosure agreement.

On May 20, 2025, an initial meeting was held among representatives of the Kingsway Holders, AIR and CF&Co. where they discussed a potential business combination involving a SPAC sponsored by an affiliate of Cantor.

On May 21, 2025, representatives of CF&Co. introduced representatives of the Kingsway Holders and AIR to representatives of CEP II.

On May 23, 2025, CEP II executed a non-disclosure agreement with AIR.

On June 6, 2025, CEP II executed a non-binding letter of interest with AIR.

On June 27, 2025, CAEP closed the CAEP IPO and began its search for an acquisition target.

From early June 2025 until mid-July 2025, representatives of CEP II and CF&Co., acting on behalf of CEP II, commenced initial business diligence on AIR, including a review of AIR’s financials. Representatives of CEP II and CF&Co. also participated in a number of business diligence sessions with representatives of AIR and performed additional due diligence on AIR and held discussions regarding the structuring of a business combination.

In July 2025, representatives of CF&Co. and the Kingsway Holders discussed the potential for CAEP, instead of CEP II, to pursue a business combination with AIR.

Effective as of July 14, 2025, CEP II and AIR terminated their letter of intent.

On July 14, 2025, the CAEP Board held a special meeting. In addition to all of the members of the CAEP Board, the meeting was attended by officers of CAEP and representatives of the Sponsor and CF&Co. In advance of such meeting, the CAEP Board was provided a draft of a non-binding letter of interest between CAEP and AIR and a presentation prepared by AIR. At the meeting, the CAEP Board was provided an update on CAEP’s search for a business combination, was apprised that CAEP had begun discussions with AIR regarding a potential business combination with AIR, was provided background information on AIR and discussed the proposed terms of the business combination between AIR and CAEP. By a unanimous vote of the CAEP Board, the CAEP Board authorized the execution of the letter of intent by CAEP on terms substantially based on those that had been previously negotiated with CEP II.

On July 15, 2025, CAEP executed a non-binding letter of interest with AIR (the “LOI”). The LOI contemplated, among other things, (i) a $1.9 billion pre-money equity value for AIR, (ii) that the parties would seek to raise a private investment in public equity (“PIPE”) either before or after signing of the definitive agreement, (iii) that CF&Co. would be the sole PIPE placement agent, (iv) the post-closing management team of Pubco would consist of the current management team of AIR (or as otherwise determined by AIR) and the composition of the post-closing Pubco board of directors would be determined by AIR in advance of closing (subject to applicable listing requirements), (v) AIR would obtain support agreements from its shareholders representing at least 90% of the equity interests of each class of equity of AIR entitled to vote on the Transaction, (vi) AIR’s debtholders will consent to the Transaction, or such debt will be refinanced on terms and conditions acceptable to CAEP and AIR, (vii) the Sponsor will waive the anti-dilution right of the CAEP Class B Ordinary Shares under the CAEP Memorandum and Articles, (viii) forfeiture and earnout provisions applicable to the Sponsor’s CAEP Founder Shares, (ix) that the parties would target a one-year lock-up on the Pubco Ordinary Shares to be issued to AIR’s equity holders in the Transaction and in exchange for the CAEP Founder Shares, and (x) revised economics payable to CF&Co. The LOI also contemplated a mutual eight-week exclusivity period, subject to automatic two-week extensions until either party provided notice for termination in writing. Substantially concurrently with the execution of the LOI, CAEP and AIR executed a non-disclosure agreement.

On July 18, 2025, the CAEP Board was provided a presentation prepared by CF&Co. that was reviewed in part at the July 14, 2025 special meeting of the CAEP Board.

On or about July 18, 2025, CAEP engaged DLA Piper LLP (US) (“DLA Piper”) as its legal counsel for the proposed business combination.

Following execution of the LOI and non-disclosure agreement, the CAEP management team, its legal and financial advisors and representatives of the Sponsor engaged in due diligence of AIR, including reviewing the materials in a virtual data room, requesting additional documentation, reviewing additional information provided, and holding multiple due diligence video and telephonic conference calls with AIR’s management team, employees and advisors. Additional information was provided in the data room and via email, and a number of follow-up diligence calls were hosted as requested by CAEP. During due diligence, representatives of CAEP, AIR and their respective advisors discussed, among other things, an overview of AIR and its current and future product offerings, AIR’s manufacturing, operations, sales and marketing, corporate legal structure, compliance, licenses and regulatory matters, material contracts, intellectual property, historical, current financial condition, compliance with international trade and sanctions regulations, anti-corruption, employment structure, human resources and related matters, ongoing economic and contractual relationships with its key partners and other diligence matters. Such diligence continued as requested by CAEP through negotiation and finalization of the Business Combination Agreement and Ancillary Documents.

Beginning on July 22, 2025 and continuing through negotiation and finalization of the Business Combination Agreement and Ancillary Documents, representatives of AIR, Kingsway, acting on behalf of AIR, CF&Co., acting on behalf of CAEP, Barclays Capital Inc. (“Barclays”), as M&A and capital markets advisor to AIR, Latham & Watkins (London) LLP, as legal advisor to AIR (“Latham”), DLA Piper, and Wilmer Cutler Pickering Hale and Dorr LLP, as legal advisor to Barclays (“WilmerHale”), held weekly meetings via videoconference to discuss the status of operating, financial, and legal due diligence, signing and announcement logistics and related workstreams.

On July 24, 2025, representatives of CF&Co., acting on behalf of CAEP, attended an on-site visit of AIR’s manufacturing facility in Grodzisk Mazowiecki, Poland. On the same date, there was an initial videoconference among representatives of Latham, DLA Piper, and CF&Co., acting on behalf of CAEP, to discuss legal workstreams, including structuring, applicable SEC and Nasdaq requirements, tax rules and financial statement requirements and other considerations in connection with the proposed Business Combination.

On July 29, 2025, representatives of CF&Co., acting on behalf of CAEP, attended on-site visits with representatives of AIR at AIR’s headquarters in Dubai, United Arab Emirates to conduct further diligence with the AIR management team and were also provided a guided tour of AIR’s two manufacturing facilities and research and development facility in Ajman, United Arab Emirates.

Between early August 2025 and the end of August 2025, representatives of CAEP, CF&Co., AIR and Barclays held a series of meetings via teleconference and exchanged emails to prepare for a potential equity investment in Pubco and/or CAEP as part of the Business Combination, including, among other things, preparing a presentation for potential investors and aligning on the target investor list, timeline, and outreach process.

On August 8, 2025, Latham shared with DLA Piper and CAEP an initial transaction structure deck and steps plan prepared by AIR’s tax advisor, which presented two alternative options for structuring. On August 9, 2025, a representative of DLA Piper, acting at the direction of CAEP, informed Latham regarding CAEP’s preferred structuring of the Business Combination. On August 11, 2025, a representative of Latham confirmed, on behalf of AIR, that AIR agreed to move forward with CAEP’s preferred transaction structure.

Between August 11, 2025 and August 18, 2025, representatives of DLA Piper and Latham discussed via email the Business Combination Agreement and certain Ancillary Documents, the allocation of drafting responsibility between legal counsel and the responsibility for incorporating Pubco, Cayman Merger Sub and Jersey Merger Sub.

On August 11, 2025, representatives of CF&Co., acting on behalf of CAEP, AIR and DLA Piper participated in a videoconference to discuss AIR’s existing equity compensation plans.

Between July 29, 2025, and August 27, 2025, AIR updated the investor presentation to be used in connection with a potential equity investment in Pubco or CAEP, and representatives of Latham, DLA Piper, Barclays and WilmerHale reviewed, discussed and provided comments to same.

On August 18, 2025, Maples and Calder (Cayman) LLP (“Maples Cayman”) and Maples and Calder (Jersey) LLP (“Maples Jersey,” and together with Maples Cayman, “Maples”) were engaged by CAEP to advise on local Cayman Islands law and Jersey law matters, respectively, in connection with the proposed Business Combination.

Beginning on August 26, 2025, representatives of CF&Co., at the request of AIR, began contacting a limited number of potential investors, each of whom agreed to maintain the confidentiality of the information received pursuant to customary non-disclosure agreements, to discuss AIR, the proposed Business Combination and investment and to determine such investors’ potential interest in participating in an investment involving Pubco. From August 26, 2025, through August 28, 2025, representatives of CF&Co. and AIR participated in various virtual meetings with prospective participants in a potential equity investment.

On September 10, 2025, DLA Piper sent to Latham an initial draft of the Business Combination Agreement. The initial draft of the Business Combination Agreement included the terms of the LOI.

On September 11, 2025, DLA Piper sent to Latham an initial draft of the Sponsor Support Agreement. Similarly, the initial draft of the Sponsor Support Agreement included the terms of the LOI.

On September 14, 2025, DLA Piper sent to Latham a further revised draft of the Business Combination Agreement, which had been updated to reflect certain corporate formalities and mechanical requirements under Cayman Islands and Jersey law.

On September 15, 2025, DLA Piper sent to Latham an initial draft of the Shareholder Support Agreement. On the same date, representatives of DLA Piper and Latham had a call to discuss the Business Combination Agreement, Sponsor Support Agreement and Shareholder Support Agreement.

Beginning on September 18, 2025, and continuing through the execution of the Business Combination Agreement, representatives of DLA Piper and Latham held several additional teleconferences to discuss a number of legal due diligence topics related to AIR’s business and operations.

On each of September 19, 2025 and September 22, 2025, Latham sent to DLA Piper revised drafts of the Business Combination Agreement, which reflected, among other things, the absence of standalone shareholder support agreements or arrangements, a $1.456 billion equity value (not subject to further deduction for net debt), the addition of the AIR Earnout Shares as a portion of the consideration, a six-month lock-up for Pubco Ordinary Shares issued to AIR Shareholders, changes to representations and warranties of each party, changes to the scope of the interim operating covenants of AIR and CAEP, and more limited circumstances under which the CAEP Board could change its recommendation to CAEP Shareholders to vote in favor of the Proposals.

On September 23, 2025, representatives of DLA Piper and Latham discussed the Business Combination Agreement.

Beginning on September 25, 2025 and continuing through October 27, 2025, representatives of Maples Jersey participated in several calls with representatives of Walkers Jersey, AIR’s local Jersey counsel, to discuss the mechanics surrounding the implementation of the Jersey Merger and the Jersey-law aspects of the Business Combination Agreement.

On September 29, 2025, Latham sent to DLA Piper a revised draft of the Sponsor Support Agreement.

On September 30, 2025, DLA Piper sent to Latham a revised draft of the Business Combination Agreement.

Between September 30, 2025 and October 16, 2025, representatives of DLA Piper and Latham held separate status calls twice a week regarding the timeline and process relating to the potential Business Combination and the progress of legal workstreams in connection therewith.

On October 1, 2025, Latham sent DLA Piper a list of material open business and legal issues based on the latest drafts of the Business Combination Agreement and Ancillary Documents.

On October 2, 2025, representatives of DLA Piper participated in a call with representatives of Latham to discuss preparation of the Form F-4 and related workstreams, including the anticipated timeline discussed by the parties, the status of the preparation of the PCAOB audited financial statements of AIR and various other matters relevant to the filing.

On October 3, 2025, representatives of DLA Piper, CF&Co., acting on behalf of CAEP, AIR, Kingsway and Latham participated in a videoconference to discuss, among other things, AIR’s equity-incentive award scheme and the Pubco Ordinary Shares issuable to employees of Pubco and its subsidiaries pursuant to certain milestones related to financial achievements of AIR.

Between October 3, 2025 and October 5, 2025, representatives of DLA Piper and Latham, acting at the direction of CAEP and AIR, respectively, held multiple telephone calls to discuss open commercial and legal points on the Business Combination Agreement and Ancillary Documents. The principal terms at issue and discussed during these calls were the inclusion of the Shareholder Support Agreement generally and the aggregate ownership of AIR Shareholders that would be executing such agreement, whether and to what extent the calculation of equity value would be subject to any deductions, the right of the CAEP Board to change its recommendation to CAEP Shareholders to vote in favor of the Proposals, the types of business activities and operations of AIR during the Interim Period that would require CAEP’s prior written consent, the terms of the lock-up arrangements (and triggers for early release and the form and manner of repayment of the Sponsor Loan and Sponsor Note.

On October 5, 2025, DLA Piper sent to Latham a revised draft of the Sponsor Support Agreement.

On October 7, 2025, DLA Piper sent to Latham an initial draft of the A&R Registration Rights Agreement.

On October 8, 2025, Latham sent to DLA Piper a revised draft of the Business Combination Agreement, which reflected, among other things, changes with respect to the treatment of equity awards and calculation of fully-diluted AIR shares, AIR Shareholders contemplated to sign the Shareholder Support Agreement, changes to representations and warranties of each party, and changes to the scope of the interim operating covenants of AIR and CAEP.

On October 10, 2025, Latham sent to DLA Piper revised drafts of the Sponsor Support Agreement and the Shareholder Support Agreement.

On October 13, 2025, representatives of DLA Piper and Latham held a telephonic conference to discuss, among other things, the treatment of equity awards and the inclusions and exclusions in the calculation of the fully-diluted share count of AIR under the Business Combination Agreement.

Additionally, on October 13, 2025, the CAEP Audit Committee was provided with the final draft of the CF&Co. M&A Engagement Letter for its review.

On October 15, 2025, Latham sent to DLA Piper an initial draft of AIR’s disclosure letter to the Business Combination Agreement. Several revised drafts of such disclosure letter were exchanged on each of October 23, October 31, November 4, November 5, November 6, and November 7, 2025, and multiple discussions took place in connection with same, until such disclosure letter was finalized prior to the signing of the Business Combination Agreement.

On October 17, 2025, representatives of CF&Co., acting on behalf of CAEP and Kingsway, acting on behalf of AIR, held a call to discuss business issues related to the latest drafts of the Business Combination Agreement and the Ancillary Documents.

On October 18, 2025, representatives of DLA Piper and Latham held a call to discuss the Shareholder Support Agreement.

On October 21, 2025, DLA Piper sent to Latham a revised draft of the Sponsor Support Agreement.

Additionally, on October 21, 2025, representatives of CAEP, CF&Co. and Cantor, on behalf of CAEP, participated in a telephonic conference with representatives of KPMG LLP (“KPMG”) to discuss, among other things, an engagement to provide certain tax due diligence services in connection with the Business Combination.

On October 22, 2025, CAEP engaged KPMG to provide certain tax due diligence services in connection with the Business Combination and KPMG representatives were granted access to the Data Room.

Between October 23, 2025 and October 30, 2025, representatives of KPMG requested, received and reviewed additional information regarding AIR’s tax matters, and on October 23, 2025 and October 29, 2025, representatives of KPMG, CF&Co., Cantor and AIR held due diligence video conference calls regarding tax matters in multiple jurisdictions including the U.S., U.K., Spain, Germany, Saudi Arabia and the United Arab Emirates.

On October 23, 2025, DLA Piper sent to Latham the initial draft of CAEP’s disclosure letter to the Business Combination Agreement. Comments to and revised drafts of such disclosure letter were exchanged on October 27, October 30, and November 5, 2025, at which point such disclosure letter was agreed to be in final form prior to the signing of the Business Combination Agreement.

On October 23, 2025, the CAEP Audit Committee approved the entry by CAEP into the CF&Co. M&A Engagement Letter and CAEP and CF&Co. executed the CF&Co. M&A Engagement Letter. On the same date, Latham sent DLA Piper a revised draft of the A&R Registration Rights Agreement.

On October 25, 2025, Latham provided to DLA Piper revised drafts of the Sponsor Support Agreement and the Shareholder Support Agreement. On the same date, representatives of CAEP, CF&Co., DLA Piper, Latham and Kingsway held a conference call to negotiate and resolve terms of the Business Combination Agreement and Ancillary Documents. The principal points that were discussed included the inclusions and exclusions in the $1.456 billion equity value and in calculating the exchange ratio determining the number of Pubco Ordinary Shares the AIR Shareholders would receive in exchange for their AIR Ordinary Shares, the terms of the lock-ups (and triggers for early release) applicable to the Pubco Ordinary Shares to be held by AIR Shareholders, the scope of representations and disclosures by AIR under the Business Combination Agreement and the provision of a general waiver and release by the AIR Shareholders. Status of legal, financial and accounting due diligence was also discussed during this meeting.

Also on October 27, 2025, the CAEP Board was provided the then-current drafts of the Business Combination Agreement and the other Ancillary Documents, CAEP’s and AIR’s respective disclosure letters to the Business Combination Agreement, the deSPAC Agreement and a presentation from Maples Cayman regarding fiduciary duties of directors under Cayman Islands law.

On October 29, 2025, representatives of DLA Piper and Latham had a call to discuss the Business Combination Agreement and the other Ancillary Documents.

On October 30, 2025, an all-hands videoconference was held with representatives of DLA Piper, CF&Co., Latham, AIR, Kingsway, Barclays and WilmerHale. On the same date, DLA Piper sent to Latham a revised draft of the A&R Registration Rights Agreement.

On November 1, 2025, the CAEP Board was provided a draft presentation from CF&Co. regarding the Business Combination.

On November 2, 2025, the CAEP Board was provided the then-current drafts of the Business Combination Agreement and the other Ancillary Documents, CAEP’s and AIR’s respective disclosure letters to the Business Combination Agreement, the deSPAC Agreement and the Cayman Plan of Merger.

On November 3, 2025, representatives of CF&Co., DLA Piper, Latham, AIR and Kingsway held a videoconference call to resolve the open business and legal points, including, among others, the earnout provisions applicable to the Sponsor’s CAEP Founder Shares, and the terms of the earnout (and potential early earnout triggers) for the AIR Earnout Shares, the finalization of the inclusions and exclusions in the $1.456 billion equity value and in calculating the fully-diluted share count of AIR used for the exchange ratio to determine the number of Pubco Ordinary Shares the AIR Shareholders would receive in the Jersey Merger, the scope of representations and disclosures by AIR under the Business Combination Agreement and restrictions on changes to AIR during the Interim Period between signing of the Business Combination Agreement and Closing.

Throughout the course of November 3, 2025 through November 5, 2025, representatives of DLA Piper and Latham, acting at the direction of CAEP and AIR, respectively, continued to discuss and negotiate the terms of the Business Combination Agreement and Ancillary Documents.

On November 4, 2025, Latham sent to DLA Piper comments to the A&R Registration Rights Agreement. Additional comments and revised drafts of the A&R Registration Rights Agreement were exchanged between Latham and DLA Piper over the course of that same day and the following day. The A&R Registration Rights Agreement was in an agreed-upon, final form on November 5, 2025.

Further, on November 4, 2025, the CAEP Board was provided drafts of written resolutions of the CAEP Board and CAEP Audit Committee approving the Transactions.

On November 5, 2025, DLA Piper sent to Latham a revised draft of the Business Combination Agreement, reflecting updates that had been discussed over the past few days.

Further on November 5, 2025, a special meeting of the CAEP Board was held. In addition to all members of the CAEP Board, the meeting was attended by officers of CAEP and representatives of the Sponsor, CF&Co. and DLA Piper. The CAEP Board, with the assistance of its financial and legal advisors, discussed and reviewed the terms of the Business Combination, including the terms and conditions of the Business Combination Agreement and the Ancillary Documents, the potential benefits of, and risks relating to, the Business Combination, the reasons for entering into the Business Combination Agreement, the proposed timeline for entering into the definitive transaction agreements and announcing the Business Combination, and related fiduciary duties, and conflicts of interest of the Sponsor and the officers and directors of CAEP with respect to the Business Combination.

Following the special meeting of the CAEP Board on November 5, 2025, the CAEP Board was provided updated drafts of the Business Combination Agreement and certain other Ancillary Documents, as well as CAEP’s and AIR’s respective disclosure letters to the Business Combination Agreement.

Following the special meeting of the CAEP Board on November 5, 2025, by written resolutions, the CAEP Audit Committee approved the entry into the Business Combination Agreement and the Transactions and each of the Ancillary Documents that included CAEP and either the Sponsor or CF&Co. as parties and certain other matters.

Additionally, on November 5, 2025, by unanimous written resolutions, the CAEP Board unanimously approved the Business Combination and the other Transactions, the entry into the Business Combination Agreement and the Ancillary Documents to be executed by CAEP and recommended that the CAEP Shareholders vote “FOR” the Business Combination Proposal. See “— The CAEP Board’s Reasons for the Approval of the Business Combination” for additional information related to the factors considered by the CAEP Board in approving the Business Combination.

From November 5, 2025 through early in the morning on November 7, 2025, representatives of CAEP and AIR continued to discuss and negotiate the terms of the Business Combination Agreement and Ancillary Documents. During this period, representatives of DLA Piper and Latham held multiple rounds of discussions to finalize, at the respective direction of CAEP and AIR, all pending issues and exchanged drafts of the Business Combination Agreement and AIR’s disclosure letter to the Business Combination Agreement, which changes primarily related to the scope of representations and warranties and interim operating covenants of AIR.

On November 6, 2025, the CAEP Board and the CAEP Audit Committee held a meeting to review CAEP’s quarterly reporting on Form 10-Q for the quarter ended September 30, 2025. At that meeting, the CAEP Board was provided an update on the status of the proposed Business Combination, the Business Combination Agreement and the other Ancillary Documents.

In the early morning on November 7, 2025, representatives of DLA Piper, CAEP, CF&Co., Latham, AIR and Kingsway participated in a videoconference to discuss revisions to certain restrictions on AIR’s conduct of its operations during the Interim Period, including with respect to AIR’s ability to make certain equity and cash-based payments between signing and Closing without CAEP’s prior written consent. Following the conclusion of the videoconference, CAEP and AIR finalized the terms of the Business Combination Agreement and AIR’s disclosure letter to the Business Combination Agreement, and the final versions of each were provided to the CAEP Board.

On November 7, 2025, prior to the U.S. market opening on the same day, CAEP, AIR, Pubco, Cayman Merger Sub and Jersey Merger Sub executed the Business Combination Agreement. Concurrently with the execution of the Business Combination Agreement, CAEP also entered into the Shareholder Support Agreement and the Sponsor Support Agreement, in each case, with the applicable counterparties thereto. See “Summary of the Proxy Statement/Prospectus — Related Agreements” for additional information.

On November 7, 2025, immediately following execution of the Business Combination Agreement and other Ancillary Documents, the parties issued a joint press release announcing the execution of the Business Combination Agreement, and CAEP published a current report on Form 8-K with the SEC that included a copy of the joint press release, the Business Combination Agreement, and the forms or copies of the other executed Ancillary Documents.

The CAEP Board’s Reasons for the Approval of the Business Combination

The CAEP Board considered a variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the CAEP Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the CAEP Board may have given different weight to different factors. Certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Neither the CAEP Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether to pursue the terms of the Business Combination (including the consideration to be received by CAEP Shareholders and AIR Shareholders). The independent directors of the CAEP Board did not retain an unaffiliated representative to act solely on behalf of the unaffiliated CAEP Shareholders to negotiate the terms of the Business Combination and/or prepare a report concerning the approval of the Business Combination.

Before reaching its decision, the CAEP Board was provided information regarding the findings from the due diligence conducted by its advisors, reviewed the analyses conducted by its management, representatives of the Sponsor and CAEP’s legal and financial advisors, and discussed the diligence findings at the November 5, 2025 special meeting. The due diligence conducted by CAEP’s management, CAEP’s legal and financial advisors and representatives of the Sponsor included:

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financial and valuation analyses of AIR and the Business Combination utilizing information provided by AIR and publicly available information presented by CF&Co. to the CAEP Board in CF&Co.’s capacity as financial advisor to CAEP;
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review of historical financial performance of AIR;
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financial, tax, legal, intellectual property, manufacturing, regulatory, insurance, accounting, operational, business, management, employment and other due diligence, including a review of material contracts and other material matters;
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meetings and calls with the management team and employees of AIR regarding, among other things, operations, plans, customers, targeted products and services; and
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consultation with CAEP management and its legal and financial advisors.

The CAEP Board determined that pursuing a potential business combination with AIR would be an attractive opportunity for CAEP and CAEP Shareholders, which determination was based on a number of factors including, but not limited to, the following material factors:

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AIR’s Market Position. AIR is a leading manufacturer and marketer of flavored molasses and related products sold for use in HoReCa and in the home.
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AIR’s Financial Performance. AIR’s Core Business has consistently generated significant EBITDA and cash flow. See “Comparable Company Analysis.”
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AIR’s Established and Evolving Brands. AIR’s Al Fakher brand is recognized as a leader in branded flavored molasses. Based on internal estimates for the year ended December 31, 2024, three of the five best-selling flavors globally belong to the Al Fakher brand. AIR’s Shisha Kartel brand is also growing in certain Focus Markets with a focus on targeting non-traditional hookah customers.
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AIR’s Partnerships. AIR is pursuing partnerships with third-party brands, celebrities and HoReCa associated with hookah. In 2025, AIR partnered with Snoop Dogg to launch a premium collection of exclusive, co-branded hookah flavors, available for purchase in the United States and Germany.
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AIR’s Manufacturing Capacity. AIR manufactures its products directly at three facilities in the UAE and European Union and utilizes third-party manufacturers at five facilities.

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OOKA Product Development. AIR launched OOKA in 2023, which is an innovative, charcoal-free, electrically heated hookah designed to eliminate the need for extensive set-up and cleaning requirements and has already been launched in three key markets: the UAE, Germany and the United States.
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AIR’s Proprietary Technology and Intellectual Property. AIR has prioritized control over its proprietary technology and trade secrets, including approximately 150 registered and pending patents as of June 2025. AIR’s flavor mixing recipes are also maintained in centralized quality control databases and production teams have limited access to the inputs of the recipes.
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Continued Ownership by AIR Shareholders. The CAEP Board considered that (a) AIR is, and Pubco initially will be, majority owned by the Kingsway Holders, (b) AIR Shareholders are converting all of their equity into Pubco Ordinary Shares, (c) AIR Shareholders will be significant shareholders of Pubco after Closing, and (d) all of Pubco Ordinary Shares received by AIR Shareholders will be subject to a lock-up.
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Pubco Management. Following completion of the Business Combination, Pubco will be led by the same management team that led AIR prior to the Business Combination. AIR’s management team has years of experience in consumer products.
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AIR Being an Attractive Target. The CAEP Board considered the fact that AIR (i) provides products that currently have an attractive base of customers, (ii) is focused on new product development that is intended to expand its markets, (iii) has strong Adjusted EBITDA and cash flow generation in its Core Business and (iv) might benefit from the consummation of the Business Combination by becoming a public company.
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Terms and Conditions of the Business Combination Agreement. The terms and conditions of the Business Combination Agreement and the Business Combination were, in the opinion of the CAEP Board, the product of arm’s-length negotiations between the parties.
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No Minimum Cash Condition. The Business Combination Agreement does not include any closing conditions relating to a minimum amount of cash, which provides more certainty for Closing.
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Redemption Option. The right of CAEP Shareholders to redeem their Public Shares in connection with the Closing as further described herein.

In the course of its deliberations, in addition to the various other risks associated with the business of AIR, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus, the CAEP Board also considered a variety of uncertainties, risks and other potentially negative factors relevant to the Business Combination, including the following:

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Macroeconomic Risks Generally. Macroeconomic uncertainty, including the potential impact of the potential tariffs to be instituted by the United States government, and the effects that could have on Pubco’s revenue and financial performance.
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Competition. AIR has multiple local or regional competitors that market flavored molasses in one or more of the markets in which AIR operates. Additionally, the tobacco business has numerous multi-national companies that produce numerous tobacco products (cigarettes, vapes, smokeless tobacco, cigars) that also compete with AIR’s products.
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Customer Preferences. Pubco’s success will depend on its ability to anticipate and respond to changes in customer preferences. For example, there is a growing demand for products perceived as healthier or more natural. Rapid shifts in customer preferences may require Pubco to quickly adapt its product mix, designs and manufacturing schedules.
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AIR’s Recent Performance. Recent revenue performance declined (-1.0% CAGR) between 2022 and 2024 as AIR’s management focused on repositioning key markets in the business and integrating recent acquisitions. While revenue has increased since then, there is no guarantee that such growth will extend in future periods.
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Restructuring Charges. Partially as a result of the integration of various acquisitions, restructuring charges have averaged over $5.5 million per year from 2021 to 2024. To the extent AIR continues to pursue acquisitions and/or reengineer its business, restructuring charges may continue to impact financial performance.
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AIR’s New Product Introduction. AIR has significantly invested in developing OOKA, its newly developed product that has a limited sales history. Future adoption of OOKA by HoReCa and individuals is uncertain and there is no guarantee AIR will recoup that investment and significantly enhance its revenues as a result of OOKA.
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AIR’s Related Party Transactions. Entities controlled by Khaleel Mamoori, a current director of AIR who was the beneficial owner of approximately 10% of AIR’s outstanding share capital for the years ended December 31, 2024 and December 31, 2023, are third-party manufacturers and distributors of AIR products. Sales to entities controlled by Mr. Mamoori, including royalties, constituted approximately $83.0 million of AIR’s revenue for the year ended December 31, 2024 (or 22.1% of total revenue for the same period). Any disputes with this shareholder could have a negative impact on AIR’s business.

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AIR’s Lack of Projections. AIR declined to provide CAEP with forecasts for Q4 2025, 2026 or any subsequent years, and therefore, CAEP was unable to analyze such projections as part of its due diligence.
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Product Liability. Most of AIR’s products contain nicotine. Additionally, AIR’s traditional flavored molasses products involve by-products produced while heating shisha with charcoal, such as carbon monoxide, which have been identified as harmful to human health. Currently, there is no way of knowing whether these products are safe for their intended use. While AIR has not yet encountered claims related to the health consequences of its products, Pubco may face such claims in the future, similar to other manufacturers of tobacco-inclusive products, which could impact the demand for shisha and the value of Pubco.
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Global Operations and Compliance Considerations. Due to the global nature of AIR’s business, Pubco will be exposed to the risk of non-compliance with Sanctions. While AIR believes that it has complied with applicable Sanctions and has expressed its intent to continue to do so, AIR has in the past operated in several jurisdictions that are currently (or were previously) the subject of comprehensive or targeted Sanctions and has since exited those jurisdictions, including Iran, Russia, Sudan and Syria. AIR continues to operate in Afghanistan, the Democratic Republic of Congo, Iraq, Lebanon, Libya, Mali, Sudan, Venezuela and Yemen, all of which are subject to targeted Sanctions.
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Regulatory Risks With Respect to Tobacco- or Nicotine-Inclusive Inhalation Products. Governmental actions, combined with the diminishing social acceptance of smoking tobacco-inclusive products, have resulted in reduced tobacco industry sales volumes. It is anticipated that significant regulatory developments will continue to take place over the next few years in most of the markets Pubco will be operating in and AIR’s products will continue to be regulated globally by regulators with jurisdictions over countries, states and local areas. Additional regulation could impact the demand for flavored molasses and the value of Pubco.
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Employee Equity. Pubco will have available a significant number of shares that can be issued to employees of Pubco and its subsidiaries, which could significantly dilute Public Shareholders.
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Absence of Fairness Opinion. CAEP did not obtain a fairness opinion (or any similar report or appraisal) in connection with the Business Combination.
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Shares Available for Sale/Lock-Ups. The Pubco Ordinary Shares to be issued to AIR Shareholders in exchange for their AIR Ordinary Shares and the Sponsor in exchange for its CAEP Ordinary Shares are subject to a six-month lock-up, subject to the exceptions described in this proxy statement/prospectus. Pubco is required to file a resale shelf registration statement within 90 days after Closing in order for such shares to be registered and will also provide additional demand and piggyback registration rights with respect to such shares. Upon the registration of such Pubco Ordinary Shares and upon the expiration of any applicable lock-up, a substantial number of Pubco Ordinary Shares will become available for sale, which could have a negative impact on Pubco’s share price.
•
Liquidation. The risks and costs to CAEP if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in CAEP being unable to effect a business combination prior to the Combination Deadline, which would require CAEP to liquidate.
•
Closing Conditions. Completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within CAEP’s control.
•
CAEP Shareholders Holding a Minority Position in Pubco. CAEP Shareholders will hold a minority ownership position in Pubco following completion of the Business Combination, with existing Public Shareholders owning up to approximately 15.6% of the Pubco Ordinary Shares to be issued and outstanding after Closing, assuming, among other things, that no AIR Earnout Shares are released in accordance with their terms, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination and that no Pubco Ordinary Shares are issued pursuant to the Incentive Plan.
•
Control of Pubco by the Kingsway Holders. Upon completion of the Business Combination, the Kingsway Holders will beneficially own at least approximately 52.3% of the Pubco Ordinary Shares to be issued and outstanding after Closing and will exercise majority voting control over Pubco, assuming, among other things, that no AIR Earnout Shares are released in accordance with their terms, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination and that no Pubco Ordinary Shares are issued upon exercise of the Assumed Conditional Awards or pursuant to the Incentive Plan. As a result, Pubco will be a “controlled company” within the meaning of the rules of Nasdaq after Closing, with many significant decisions of Pubco being controlled or requiring approval by the Kingsway Holders. Accordingly, Public Shareholders will have a limited right to participate in the decision making of Pubco after Closing and will be subject to the decisions of Pubco’s controlling shareholders. If Public Shareholders are unhappy with any decisions made, they may only be able to sell their Pubco Ordinary Shares, potentially at a loss.
•
Sponsor Incentives. The Sponsor and its affiliates may be incentivized to complete the Business Combination, or an alternative initial business combination with a less favorable company or on terms less favorable to CAEP Shareholders, rather than to liquidate (in which case the Sponsor would lose its entire investment in CAEP). In addition, as described elsewhere in this proxy statement/prospectus, CF&Co. is entitled to fees that will only be received if the Business

Combination is completed. As a result, the Sponsor and directors on the CAEP Board affiliated with the Sponsor may have a conflict of interest in determining whether the Business Combination is an appropriate transaction to be consummated by CAEP and/or in evaluating the terms of the Business Combination.
•
Litigation/CAEP Shareholder Actions. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination, including that CAEP Shareholders may object to and challenge the Business Combination and take action that may prevent or delay the Closing.
•
Fees and Expenses. The fees and expenses associated with completing the Business Combination.
•
Redemptions. The risk that a significant number of holders of Public Shares would exercise their redemption rights, thereby depleting the amount of cash available in the Trust Account to fund Pubco’s business after the Business Combination and reducing Pubco’s public “float” and the liquidity of the trading market for Pubco Ordinary Shares upon and after Closing.
•
Exchange Listing. The potential inability to maintain the listing of Pubco Ordinary Shares on Nasdaq or another national securities exchange immediately following the Closing including, as an example, the ability to maintain a sufficient number of round lot holders in the event of excessive redemptions by the holders of Public Shares.
•
Valuation. The risk that the CAEP Board may not have properly valued AIR’s business.
•
Distraction to Operations. The risk that the potential diversion of AIR’s management and employee attention as a result of the Business Combination may adversely affect AIR’s operations.

In addition to considering the factors described above, the CAEP Board also considered that:

•
Interests of Certain Persons. The Sponsor, its affiliates and certain executive officers and directors of CAEP, as individuals, may have interests in the Business Combination that are in addition to, and that may be different from and may conflict with, the interests of CAEP Shareholders (see the section entitled “The Business Combination Proposal — Interests of the Sponsor and CAEP’s Directors and Executive Officers in the Business Combination”). CAEP’s independent directors on the CAEP Audit Committee reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the CAEP Audit Committee, the Business Combination Agreement and the Transactions.
•
Differing Returns. The Sponsor paid $25,000, or approximately $0.004 per share, for the CAEP Founder Shares (of which it currently holds 6,900,000, 3,400,000 of which the Sponsor has agreed to surrender, for no consideration, immediately prior to, and subject to the consummation of, the Cayman Merger), which such CAEP Founder Shares (after accounting for the share surrender and assuming the vesting of all Sponsor Earnout Shares), if unrestricted and freely tradeable, would be valued at approximately $35.8 million, based on the closing price of CAEP Class A Ordinary Shares of $10.23 on November 7, 2025, the date CAEP announced the Business Combination. As a result, the Sponsor may be able to recover its investment in CAEP and realize a profit even if the value of Pubco Ordinary Shares declines following Closing.

After considering the foregoing, the CAEP Board concluded, in its business judgment, that the potential benefits to CAEP and the CAEP Shareholders relating to the Business Combination outweighed the potentially negative factors and risks relating to the Business Combination.

Comparable Company Analysis

In connection with its approval of the Business Combination Agreement, the CAEP Board considered comparisons of the illustrative enterprise valuations and the implied revenue and Adjusted EBITDA multiples derived from several companies that sell tobacco and nicotine based consumer packaged goods including Philip Morris International Inc., British American Tobacco p.l.c., Altria Group, Inc., Japan Tobacco Inc., Imperial Brands PLC, KT&G Corporation and Turning Point Brands, Inc.

The pre-transaction enterprise value of AIR is $1.749 billion on a standalone basis (“Standalone AIR”) and the enterprise value of AIR on a pro forma basis for the Transactions is $1.845 billion (“Pro Forma AIR”). For AIR, CF&Co. reviewed transaction multiples that utilized revenue and Adjusted EBITDA for the last twelve months ended September 30, 2025 (“LTM”) of the Core Business and LTM revenue and LTM Adjusted EBITDA and EBITDA of AIR’s total operations (consisting of AIR’s Core Business and NGCs segments) (“Total Operations”).

•
Core Business: Core Business had LTM Revenue of $391.3 million and LTM Adjusted EBITDA of $159.9 million (with profit for the year as the closest IFRS measure).
•
Total Operations (Adjusted EBITDA): Total Operations had LTM Revenue of $394.5 million and LTM Adjusted EBITDA of $142.2 million (with profit for the year as the closest IFRS measure).

•
Total Operations (EBITDA): Total Operations had LTM Revenue of $394.5 million and LTM EBITDA of $113.4 million.

Public Trading Comparables

	Enterprise	Enterprise Value/Revenue(2)			Enterprise Value/Adjusted EBITDA
	Value (in millions)(1)	LTM	CY2025E	CY2026E	LTM	CY2025E	CY2026E
Tobacco and Nicotine Peers:
Philip Morris International Inc.	$273,690.00	6.84x	6.72x	6.23x	16.0x	15.7x	14.1x
British American Tobacco p.l.c.	161,219.90	4.86x	4.79x	4.66x	10.2x	10.1x	9.8x
Altria Group, Inc.	118,474.30	5.85x	5.88x	5.87x	9.4x	9.3x	9.1x
Japan Tobacco Inc.	66,659.30	3.01x	3.04x	2.89x	10.6x	10.4x	9.9x
Imperial Brands PLC	45,983.80	3.72x	3.57x	3.48x	8.4x	8.2x	8.0x
KT&G Corporation	11,377.50	2.60x	2.52x	2.40x	10.6x	10.0x	9.2x
Turning Point Brands, Inc.(3)	1,854.80	4.56x	4.19x	3.86x	16.7x	15.5x	14.4x
Mean		4.49x	4.39x	4.20x	11.7x	11.5x	10.7x

	Illustrative Enterprise	Enterprise Value/Revenue(2)			Enterprise Value/Adjusted EBITDA
	Value (in millions)(1)	LTM(4)	CY2025E	CY2026E	LTM	CY2025E	CY2026E
AIR – Target Enterprise Value:
AIR – Core Operations	$1,749.0	4.47x	NA	NA	10.9x	NA	NA
AIR - Total	1,749.0	4.43x	NA	NA	12.3x	NA	NA
AIR – Total (No EBITDA Adjustments)	1,749.0	4.43x	NA	NA	15.4x	NA	NA

AIR – Pro Forma (Assuming No Redemptions):(4)
AIR – Core Operations	$1,845.5	4.72x	NA	NA	11.5x	NA	NA
AIR - Total	1,845.5	4.68x	NA	NA	13.0x	NA	NA
AIR – Total (No EBITDA Adjustments)	1,845.5	4.68x	NA	NA	16.3x	NA	NA

Source: Company filings and S&P Capital IQ.

Note: LTM as of June 30, 2025 except for Phillip Morris and AIR which are as of September 30, 2025 and Imperial Brands PLC which is as of March 31, 2025.

(1)
As of October 31, 2025.
(2)
Revenues presented net of excise taxes and duties unless noted otherwise.
(3)
Revenue includes excise taxes. Excise tax amounts are not disclosed.
(4)
AIR LTM figures are preliminary and as of September 30, 2025.
(5)
Excludes earnout.

These companies were selected by CF&Co. based on, among other factors, the fact that they are publicly traded companies with operations and businesses that, for purposes of this analysis, were considered by CF&Co. to be relevant to those of AIR. None of the Comparable Companies is identical to AIR or one another. Therefore, the Comparable Company Analysis is subject to certain limitations and a complete valuation analysis of AIR cannot rely solely upon a quantitative review of the selected public companies, and involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies that could affect their value relative to that of AIR. See the “General” section below for more detail on judgments and assumptions made by CF&Co. as part of the Comparable Company Analysis.

Precedent Transaction Analysis

The CAEP Board also considered illustrative transaction valuations and the implied LTM revenue and LTM Adjusted EBITDA multiples for a group of M&A transactions (the “Precedent Transaction Analysis”) involving targets that produce tobacco and nicotine products. Overall, CF&Co. identified 27 M&A transactions (including the three presented below) involving targets that produce tobacco and nicotine products. The majority of transactions involved companies with transaction values that were either not disclosed or below $100 million. Three transactions had transaction values in excess of $100 million:

Precedent Transactions

	Transaction	Transaction Value /	Transaction Value /
Target (Acquirer)	Value (millions)	LTM Revenue	LTM EBITDA
Heat not Burn or Smokeless:
NJOY Holdings, Inc. (Altria Group, Inc.)	$3,250.0	24.53x	NA
Swedish Match AB (Philip Morris International Inc.)	18,892.1	10.00x	21.2x

Traditional:	3,400.0	3.57x	9.0x
Vector Group Ltd. (Japan Tobacco Inc.)

All 27 Transactions:
Mean		5.81x	9.7x
Median		2.97x	8.2x

Low		0.47x	2.1x
High		24.53x	21.2x

____________

Source: Company filings, press releases and equity research reports.

Note: Includes acquisitions of tobacco, nicotine and related companies from 2022 through November 5, 2025. Excludes two transactions involving Russian and Belarussian businesses of Imperial Brands and British American Tobacco sold in 2022 and 2023 following Russia’s invasion of Ukraine.

These transactions were selected by CF&Co. based on, among other factors, the fact that they have operations and businesses that, for purposes of this analysis, were considered by CF&Co. to be relevant to those of AIR. The Precedent Transaction Analysis is subject to certain limitations due to (i) limited information including relevant financial metrics available for precedent transactions and (ii) none of the transactions included in the Precedent Transaction Analysis being identical to the Business Combination. Therefore, a complete valuation analysis of AIR cannot rely solely upon a quantitative review of the selected transactions and involves complex considerations and judgments concerning differences in financial and operating characteristics of such transactions that could affect their value relative to that of the Business Combination. See the “General” section below for more detail on judgments and assumptions made by CF&Co. as part of the Precedent Transaction Analysis.

General

CF&Co. based the Comparable Company Analysis and Precedent Transaction Analysis described above on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. In conducting its valuation analysis, CF&Co. considered the results of all its analyses and did not attribute any particular weight to any one analysis or factor. CF&Co. arrived at its valuation based on the results of all analyses undertaken by it and assessed as a whole and believes that the totality of the factors considered and analyses performed by CF&Co. in connection with its valuation analysis operated collectively. The foregoing summary does not purport to be a complete description of the analyses performed by CF&Co. in connection with the valuation. The preparation of a valuation involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. The analyses performed by CF&Co. are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. None of the public companies used in the Comparable Company Analysis described above are identical to AIR and none of the precedent transactions used in the Precedent Transaction Analysis described above are identical to the Business Combination. Accordingly, an analysis of publicly traded comparable companies and precedent transactions is not mathematical; rather it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the value of Pubco and the public trading values of the companies to which it was compared. The analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

AIR did not provide multi-year projections to CF&Co. As a result of not having multi-year projections, CF&Co. was unable to perform, and the CAEP Board was unable to consider, a discounted cash flow analysis.

CF&Co.’s valuation was just one of the many factors taken into consideration by the CAEP Board in determining to approve the Business Combination. Consequently, CF&Co.’s analysis should not be viewed as determinative of the decision of the CAEP Board.

The CAEP Board selected CF&Co. as its exclusive financial advisor in connection with the Business Combination based on CF&Co.’s reputation as a leading global provider of advisory and capital markets services, experience with SPAC business combinations and expertise in mergers and acquisitions, as well as its familiarity with CAEP. Pursuant to the CF&Co. M&A Engagement Letter, CAEP engaged CF&Co.as its exclusive financial advisor in connection with the Business Combination, pursuant to which CF&Co. will receive a cash fee at Closing equal to approximately $24.235 million, being equal to 1.5% of the enterprise value of AIR less $2 million, which fee will be reduced by an amount equal to the lesser of (i) $1.98 million and (ii) the product of: (x) 5.5%, (y) $10.00 and (z) the number of Public Shares redeemed in connection with the Transactions. CF&Co. was also previously engaged by CAEP pursuant to the Business Combination Marketing Agreement pursuant to which it will receive a $10.38 million cash fee at the Closing. Payment of the foregoing fees is contingent on the Closing. Additionally, CF&Co. and/or its affiliates may seek to provide Pubco with certain investment banking and other services unrelated to the Business Combination in the future. CF&Co. also served as the lead underwriter in the CAEP IPO and received a fee of $4.8 million upon closing of the CAEP IPO.

CF&Co. is an affiliate of each of CAEP and the Sponsor. For additional information on the fees to be paid to CF&Co. and conflicts of interest, see the sections of this proxy statement/prospectus titled “Certain Relationships and Related Party Transactions” and “The Business Combination Proposal — Interests of the Sponsor and CAEP’s Directors and Executive Officers in the Business Combination.”

In the ordinary course of business, CF&Co. and its affiliates may actively trade the equity and debt securities and/or debt of CAEP, Pubco and their respective affiliates for the account of CF&Co.’s customers.

Satisfaction of 80% Test

It is a requirement under the CAEP Memorandum and Articles and Nasdaq listing requirements that the business or assets acquired in CAEP’s initial business combination have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for its initial business combination.

As of November 7, 2025, the date of the execution of the Business Combination Agreement, the balance of the funds in the Trust Account was approximately $280.4 million and 80% thereof represents approximately $224.3 million. In reaching its conclusion that the Business Combination meets the 80% asset test, the CAEP Board looked at the pre-Business Combination equity value of AIR, which is valued at approximately $1,456,000,000 minus the aggregate amount of cash (if any) payable in accordance with the Business Combination Agreement. In determining whether the value described above represents the fair market value of the Business Combination, the CAEP Board considered all of the factors described above in this section and the fact that the valuation was the result of an arm’s length negotiation between CAEP and AIR. As a result, the CAEP Board concluded that the fair market value of the business or assets acquired was significantly in excess of 80% of the assets held in the Trust Account (excluding taxes payable on the income earned on the Trust Account). In light of the financial background and experience of the members of CAEP’s management team and the CAEP Board, the CAEP Board believes that the members of its management team and the CAEP Board are qualified to determine whether the Business Combination meets the 80% asset test. The CAEP Board did not seek or obtain a fairness opinion (or any similar report or appraisal) in determining whether the 80% asset test has been met.

Interests of the Sponsor and CAEP’s Directors and Executive Officers in the Business Combination

When Public Shareholders consider the recommendation of the CAEP Board in favor of approval of the Business Combination and other Proposals, Public Shareholders should keep in mind that the Sponsor and CAEP’s directors and officers have interests in the Proposals that are different from, or in addition to (and which may conflict with), the interests of a Public Shareholder as a CAEP Shareholder. These interests include, among other things:

•
As of the date hereof, the Sponsor is the record holder of 6,900,000 CAEP Founder Shares and 580,000 CAEP Private Placement Shares. The following persons have material interests in the Sponsor: Cantor is the sole member of the Sponsor; CFGM is the managing general partner of Cantor; and Brandon G. Lutnick is the controlling trustee of the trusts owning all of the voting shares of CFGM and the Chairman and Chief Executive Officer of CFGM and Cantor. As of the date hereof, each of Cantor, CFGM and Brandon G. Lutnick may be deemed to have beneficial ownership of the CAEP Ordinary Shares held directly by the Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. As of the date hereof, other than Brandon G. Lutnick (as described above) and Danny Salinas (who has a minority limited partnership interest in Cantor), none of CAEP’s other directors or executive officers has a direct or indirect ownership interest in the Sponsor and none of CAEP’s directors or executive officers has beneficial ownership of the CAEP Ordinary Shares held directly by the Sponsor;
•
The Sponsor paid $25,000, or approximately $0.004 per share, for the 6,900,000 CAEP Founder Shares, and $5,800,000, or $10.00 per share, for the 580,000 CAEP Private Placement Shares. Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to surrender, for no consideration, which CAEP will cancel, 3,400,000 CAEP Founder Shares immediately prior to, and subject to the consummation of, the Cayman Merger, resulting in the Sponsor owning 3,500,000 CAEP Founder Shares immediately after such surrender. As of November 7, 2025, the aggregate value of such shares is estimated to be approximately $41.7 million, assuming the per share value of the shares is the same as the $10.23 closing price of the CAEP Class A Ordinary Shares on Nasdaq on November 7, 2025 (the date the proposed Business Combination was announced). As a result, the Sponsor may be able to recover its investment in CAEP and realize a profit, even if the value of Pubco Ordinary Shares declines following Closing;
•
The 6,900,000 CAEP Founder Shares and 580,000 CAEP Private Placement Shares held by the Sponsor and purchased by the Sponsor for $5,825,000 will be worthless if a business combination is not consummated by CAEP by the end of the Combination Period;
•
Pursuant to the Insider Letter, the Sponsor agreed that, subject to limited exceptions, the 580,000 CAEP Private Placement Shares it holds will not be sold or transferred until 30 days after CAEP has completed a business combination and that the 6,900,000 CAEP Founder Shares it holds will not be sold or transferred until the earlier of (a) the one-year anniversary of CAEP’s initial business combination, (b) subsequent to CAEP’s initial business combination, (x) if the last reported sale price of the CAEP Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after CAEP’s initial business combination, and (c) the date on which CAEP completes certain material transactions that result in all of its shareholders having the right to exchange their shares for cash, securities or other property. The Sponsor Support Agreement supersedes the lock-up provided for in the Insider Letter and provides that the lock-up will apply to the Post-Combination Founder Shares until the earlier of (i) six months after the Cayman Closing Date and (ii) an early release event as set forth in the Sponsor Support Agreement;
•
Pursuant to the Sponsor Support Agreement, the Sponsor has agreed that 1,500,000 of the Post-Combination Founder Shares will be subject to the Sponsor Earnout Conditions;
•
CF&Co., an affiliate of the Sponsor and Cantor, is a party to the CF&Co. M&A Engagement Letter, pursuant to which CAEP has engaged CF&Co. as its exclusive financial advisor in connection with the Transactions. For the services provided thereto, CF&Co. will receive a cash fee at Closing equal to approximately $24.235 million, being equal to 1.5% of the enterprise value of AIR less $2 million, which fee will be reduced by an amount equal to the lesser of (i) $1.98 million and (ii) the product of: (x) 5.5%, (y) $10.00 and (z) the number of Public Shares redeemed in connection with the Transactions. In addition, CF&Co. previously entered into the Business Combination Marketing Agreement, pursuant to which CF&Co. will receive a $10.38 million cash fee at Closing. Payment of the foregoing fees are contingent on Closing;
•
The Sponsor and CAEP’s officers and directors have agreed not to redeem any CAEP Ordinary Shares held by them in connection with a shareholder vote to approve a proposed business combination, including the Business Combination;
•
The CAEP Memorandum and Articles provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as CAEP; and (ii) CAEP renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and CAEP, on the other. In the course of their other business activities, CAEP’s officers and directors may have, or may become aware of, other investment and business opportunities which may be appropriate for presentation to CAEP as well as the other entities with which they are affiliated. CAEP’s management has pre-existing fiduciary duties and contractual obligations and if there is a conflict of interest in determining to which entity a particular business combination opportunity should be presented, any pre-existing fiduciary obligation will be presented the business combination opportunity before CAEP is presented with it. CAEP does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target;
•
CAEP has until the end of the Combination Period to consummate a business combination. If the Business Combination with Pubco and AIR is not consummated and CAEP does not consummate another business combination by the end of the Combination Period, CAEP will cease all operations except for the purpose of winding up, redeeming 100% of the issued and outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and the CAEP Board, dissolving and liquidating, subject in each case above to CAEP’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the 6,900,000 CAEP Founder Shares and 580,000 CAEP Private Placement Shares held by the Sponsor would be worthless because the Sponsor has waived its right to participate in any redemption or distribution with respect to such CAEP Ordinary Shares, and CF&Co. will not receive any of the fees described above;
•
CAEP has issued the Sponsor Loan to the Sponsor in respect of the up to $1,750,000 in loans the Sponsor has made, and will make, to CAEP to fund CAEP’s expenses relating to investigating and selecting an acquisition target and other working capital requirements. The Sponsor Loan does not bear interest and is repayable by CAEP to the Sponsor upon consummation of a business combination; provided that, at the Sponsor’s option, at any time on or prior to the consummation of the Business Combination, all or any portion of the amount outstanding under the Sponsor Loan may be converted into CAEP Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Loan would be repaid only out of funds held outside of the Trust Account. As of September 30, 2025, CAEP had approximately $12,000 outstanding under the Sponsor Loan. If the Business Combination or another business combination is not consummated by the end of the Combination Period, the Sponsor Loan may not be repaid to the Sponsor, in whole or in part. Pursuant to the Sponsor Support Agreement, the Sponsor has agreed that upon consummation of the Business Combination, all the amounts owed by CAEP to it under the Sponsor Loan will be repaid in the form of newly issued CAEP Class A Ordinary Shares, rather than in cash, at $10.00 per share;
•
CAEP has also issued the Sponsor Note to the Sponsor in respect of the up to $4,140,000 in loans that the Sponsor may make to CAEP in connection with each Redemption Event, such that an amount equal to $0.15 per redeemed Public Share in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed Public Shares on such Redemption Event. The Sponsor Note does not bear interest and is repayable by CAEP to the Sponsor; provided that, at the Sponsor’s option, at any time on or prior to the consummation of the Business Combination, all or any portion of the amount outstanding under the Sponsor Note may be converted into CAEP Class A Ordinary Shares at a conversion price of $10.00 per share. If CAEP is unable to consummate the Business Combination, the Sponsor Note would be repaid only out of funds held outside of the Trust Account. As of September 30, 2025, CAEP had $0 outstanding under the Sponsor Note.
•
If CAEP is unable to complete a business combination by the end of the Combination Period, and to the extent there are any claims by a third party for services rendered or products sold to CAEP or by a prospective acquisition target with which CAEP has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, in each case, reduce the amount of redemption amount to below the lesser of (i) the sum of (A) $10.00 per Public Share and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event and (ii) the sum of (A) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less interest released to pay taxes, and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event, then the Sponsor may be liable to CAEP pursuant to the Insider Letter, provided that such liability will not apply to any claims by a third party or prospective acquisition target who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under CAEP’s indemnity of the underwriters of the CAEP IPO against certain liabilities, including liabilities under the Securities Act not to claims brought by CAEP’s public auditor;
•
The Sponsor, CAEP’s officers and directors and their Affiliates are entitled to reimbursement for any out-of-pocket expenses incurred by them in connection with certain activities on CAEP’s behalf, such as identifying, investigating, negotiating and completing a business combination. If CAEP does not complete a business combination by the end of the Combination Period, CAEP may not have the cash necessary to reimburse these expenses. As of the date of this proxy statement/prospectus, none of the Sponsor, CAEP’s officers and directors or their Affiliates has incurred any such expenses which would be reimbursed at Closing; and
•
CAEP’s officers and directors will be eligible for continued indemnification and continued coverage under a tail policy for CAEP’s directors’ and officers’ liability insurance policy for up to a six-year period from and after Closing for events occurring prior to Closing, which tail policy is to be paid for by Pubco at Closing pursuant to the Business Combination Agreement. If the Business Combination does not close, CAEP’s officers and directors may not receive this tail insurance coverage.

For more information, see “Certain Relationships and Related Party Transactions” and see the risk factor entitled “Risk Factors — Risks Related to the Business Combination — Since the Sponsor and CAEP’s directors and officers have interests that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders, a conflict of interest may have existed in determining whether the Business Combination with Pubco and AIR is appropriate as CAEP’s initial business combination. Such interests include that the Sponsor will lose its entire investment in CAEP if the Business Combination is not completed or any other business combination is not completed.”

CAEP’s management determined that, in light of the potential conflicting interests described above with respect to the Sponsor and its Affiliates, the CAEP Audit Committee should separately review and consider the potential conflicts of interest with respect to the Sponsor and its Affiliates arising out of the proposed Business Combination and the proposed terms in respect thereof. Accordingly, the CAEP Audit Committee reviewed and considered such interests and, after taking into account the factors they deemed applicable (including the potential conflicting interests), unanimously approved the Business Combination Agreement and the Transactions contemplated therein.

Consideration to be Received by, and Securities to be Issued to, the Sponsor and its Affiliates

Set forth below is a summary of the terms and amount of the consideration received or to be received by the Sponsor and its Affiliates in connection with the Business Combination, the amount of securities issued or to be issued by Pubco to the Sponsor and the price paid or to be paid or consideration provided for such securities or any related financing transaction.

Entity	Interest in Securities/Other Consideration to be Received	Price Paid or to be Paid or Consideration Provided
Sponsor

The Sponsor will receive 3,500,000 Pubco Ordinary Shares in exchange for its 3,500,000 CAEP Founder Shares (after accounting for the surrender by the Sponsor and cancellation of 3,400,000 of the 6,900,000 CAEP Founder Shares it holds today immediately prior to, and subject to the consummation of, the Cayman Merger); provided that 1,500,000 of such Pubco Ordinary Shares will be subject to the Sponsor Earnout Conditions

$25,000 paid to purchase the 6,900,000 CAEP Founder Shares
	The Sponsor will receive 580,000 Pubco Ordinary Shares in exchange for its 580,000 CAEP Private Placement Shares	$5,800,000 paid to purchase the 580,000 CAEP Private Placement Shares
Additional Pubco Ordinary Shares in exchange for CAEP Class A Ordinary Shares and/or cash

Amounts outstanding at Closing under (a) the Sponsor Loan will be repaid by the issuance of CAEP Class A Ordinary Shares at $10.00 per share and (b) all other loans (other than the Sponsor Loan) will be repaid in cash

CF&Co.

$10,380,000 in cash

Approximately $24.235 million in cash, being equal to 1.5% of the enterprise value of AIR less $2 million, which fee will be reduced by an amount equal to the lesser of (i) $1.98 million and (ii) the product of: (x) 5.5%, (y) $10.00 and (z) the number of Public Shares redeemed in connection with the Transactions

Services pursuant to the Business Combination Marketing Agreement Services pursuant to the CF&Co. M&A Engagement Letter

Because the Sponsor acquired the 3,500,000 CAEP Founder Shares (after accounting for the surrender by the Sponsor and cancellation of 3,400,000 CAEP Founder Shares immediately prior to the Cayman Merger) at a nominal price, Public Shareholders will incur substantial and immediate dilution upon the Closing of the Business Combination. See the sections titled “Summary of the Proxy Statement/Prospectus — The Business Combination Agreement — Ownership of Pubco Following the Business Combination,” “Risk Factors — Risks Related to the Business Combination — The value of the CAEP Founder Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of Pubco Ordinary Shares at such time is substantially less than the negotiated price of $10.00 per share, which may create an economic incentive for the CAEP management team to pursue and consummate the Business Combination which differs from Public Shareholders” and “Risk Factors — Risks Related to the Business Combination — Public Shareholders who do not redeem their Public Shares will experience substantial and immediate dilution upon Closing of the Business Combination as a result of the CAEP Class B Ordinary Shares held by the Sponsor, since the value of the CAEP Class B Ordinary Shares is likely to be substantially higher than the nominal price paid for them, as well as a result of the issuance of Pubco Ordinary Shares in the Business Combination.”

Potential Purchases of Public Shares

In connection with the CAEP Shareholder vote to approve the Business Combination, the Sponsor, CAEP’s directors, officers, advisors or any of their respective Affiliates may purchase Public Shares in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so.

Any such purchases shall be effected at a price per share no higher than the amount per share a Public Shareholder would receive if it elected to have its Public Shares redeemed in connection with the Business Combination. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. Such a purchase may include a contractual acknowledgment that such shareholder, although still the record holder of Public Shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, CAEP’s directors and officers or any of their Affiliates purchase Public Shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their Public Shares. It is intended that, if Rule 10b-18 under the Exchange Act would apply to such purchases, then such purchases will comply with Rule 10b-18 under the Exchange Act, to the extent it applies, which provides a safe harbor for purchases made under certain conditions, including with respect to timing, pricing and volume of purchases. Any such purchases, together with the CAEP Ordinary Shares currently owned by the Sponsor, could influence the vote on the Business Combination or otherwise result in the completion of the Business Combination that may not otherwise have been possible.

Additionally, at any time at or prior to the consummation of the Business Combination, subject to applicable securities laws (including with respect to material non-public information), the Sponsor, CAEP’s directors and officers and their Affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares or not to elect to have their Public Shares redeemed. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase public shares in such transactions.

In the event the Sponsor, CAEP’s directors and officers or their Affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act to the extent such rule is applicable including, in pertinent part, through adherence to the following:

•
CAEP would disclose in this proxy statement/prospectus the possibility that the Sponsor, CAEP’s directors and officers or their Affiliates may Public Shares from Public Shareholders outside the redemption process, along with the purpose of such purchases;
•
if the Sponsor, CAEP’s directors and officers or their Affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the price offered through the redemption process;
•
CAEP would include in this proxy statement/prospectus a representation that any of the Public Shares purchased by the Sponsor, CAEP’s directors and officers or their Affiliates would not be voted in favor of approving the Business Combination;
•
the Sponsor, CAEP’s directors and officers or their Affiliates would either not possess any redemption rights with respect to such Public Shares or they would waive such rights; and
•
CAEP would disclose in a Form 8-K filed prior to the Meeting, the following items, to the extent material:
o
amount of Public Shares purchased outside of the redemption offer by the Sponsor, CAEP’s directors and officers or their Affiliates, along with the average purchase price;
o
the purpose of the purchases by the Sponsor, CAEP’s directors and officers or their Affiliates;
o
the impact, if any, of the purchases by the Sponsor, CAEP’s directors and officers or their affiliates on the likelihood that the Business Combination will be approved at the Meeting;
o
the identities of the CAEP Shareholders who sold Public Shares to the Sponsor, CAEP’s directors and officers or their Affiliates (if not purchased in the open market) or the nature of the CAEP Shareholders (e.g., 5% shareholders) who sold Public Shares to the Sponsor, CAEP’s directors and officers or their Affiliates; and
o
the number of Public Shares for which CAEP has received redemption requests pursuant to its redemption offer as of a date shortly prior to the filing date of the Form 8-K.

If such purchases are made, the public “float” of CAEP Class A Ordinary Shares may be reduced and the number of beneficial holders of CAEP Class A Ordinary Shares may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of Public Shares on Nasdaq or another securities exchange. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such.

Recommendation of the CAEP Board

After careful consideration of the matters described above, the CAEP Board determined unanimously that each of the Business Combination Proposal, the Merger Proposal, the Organizational Documents Proposals, the Nasdaq Proposal and the Adjournment Proposal, if presented, is advisable and in the commercial interests of CAEP and the CAEP Shareholders and unanimously recommend that you vote or give instructions to vote “FOR” each of these Proposals.

The foregoing discussion of the information and factors considered by the CAEP Board is not meant to be exhaustive but includes the material information and factors considered by the CAEP Board as well as any other factors that the CAEP Board deemed relevant. The CAEP Board’s decision to approve the Business Combination was based on factors existing as of the date of its approval on November 7, 2025.

The A&R Pubco Articles

At or prior to the consummation of the Business Combination, the board of directors and shareholders of Pubco will amend and restate Pubco’s constitutional documents in the form of the A&R Pubco Articles. The A&R Pubco Articles will reflect the following material differences from the CAEP Memorandum and Articles:

•
the name of the new public entity will be AIR Global plc;
•
Pubco will be incorporated as a Jersey public limited company, as opposed to a Cayman Islands exempted company;
•
Pubco’s corporate existence is perpetual as opposed to CAEP’s corporate existence terminating if a business combination is not consummated by CAEP within a specified period of time; and
•
The A&R Pubco Articles do not include the various provisions applicable only to SPACs that the CAEP Memorandum and Articles contains.

For more information regarding the A&R Pubco Articles, see the section entitled “Description of Pubco Securities.”

Comparison of Corporate Governance and Shareholder Rights

There are certain differences in the rights of Pubco’s shareholders and CAEP Shareholders prior to the Business Combination and following the consummation of the Business Combination. Please see the section of this proxy statement/prospectus entitled “Description of Pubco Securities.”

Regulatory Matters

The Business Combination and the Transactions contemplated by the Business Combination Agreement are not subject to any additional federal or state regulatory requirement or approval, except for (i) filings with the Cayman Registrar necessary to effectuate the Cayman Merger, which will be filed on behalf of CAEP and Cayman Merger Sub with the Cayman Registrar, (ii) filings with the Jersey Registrar of Companies necessary to effectuate the Jersey Merger, which will be filed on behalf of AIR and Jersey Merger Sub with the Jersey Registrar of Companies and (iii) notices to all creditors of AIR and Jersey Merger Sub who are known to the directors of those companies to have a claim against those companies exceeding £5,000 to be made in accordance with Article 127FC(1) of the Jersey Companies Law and related publications of the contents of such notices in accordance with Article 127FC(5) of the Jersey Companies Law.

Anticipated Accounting Treatment

The Business Combination will be accounted for as .

Required Vote and Recommendation of the CAEP Board

The Closing is conditioned on, among other things, the approval of the Business Combination Proposal at the Meeting. The consummation of the Business Combination will require an ordinary resolution, being a resolution passed at the Meeting by the affirmative vote of a simple majority of the votes cast by, or on behalf of, the CAEP Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). Abstentions and Broker non-votes will be counted towards the quorum requirement but will not have an effect on the approval or rejection of the Business Combination Proposal.

The Sponsor has agreed to vote its CAEP Ordinary Shares, representing approximately 21.3% of the issued and outstanding CAEP Ordinary Shares, in favor of the adoption and approval of the Business Combination Agreement and the Business Combination and each of the CAEP Shareholder Approval Matters as described below under “Summary of the Proxy Statement/Prospectus — Related Agreements — Sponsor Support Agreement.”

If the Business Combination Proposal is not approved, then the other Proposals (other than the Adjournment Proposal) will not be presented to the CAEP Shareholders for a vote.

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the entry by Cantor Equity Partners III, Inc. (“CAEP”) into the Business Combination Agreement, dated as of November 7, 2025 (as may be amended or restated from time to time, the “Business Combination Agreement”), by and among CAEP, AIR, Pubco, Cayman Merger Sub and Jersey Merger Sub (each as defined in the Business Combination Agreement), pursuant to which: (a) Cayman Merger Sub will merge with and into CAEP, with CAEP continuing as the surviving entity, and as a result of which CAEP Shareholders will receive one ordinary share of Pubco (a “Pubco Ordinary Share”), for each CAEP Class A ordinary share, par value $0.0001 per share (a “CAEP Class A Ordinary Share”), and including CAEP Class B ordinary share, par value $0.0001 per share (a “CAEP Class B Ordinary Share” and, together with the CAEP Class A Ordinary Shares, the “CAEP Ordinary Shares”) that will have automatically converted into CAEP Class A Ordinary Shares pursuant to the Amended and Restated Memorandum and Articles of Association of CAEP, held by such CAEP Shareholder other than any CAEP Class B Ordinary Shares surrendered by Cantor EP Holdings III, LLC (the “Sponsor”) and any CAEP Class A Ordinary Shares that have been validly redeemed (the “Cayman Merger”) and (b) immediately following, Jersey Merger Sub will merge with and into AIR, with AIR continuing as the surviving entity, and as a result of which the CAEP Shareholders will receive Pubco Ordinary Shares in exchange for their interests in AIR, and the performance by CAEP of its obligations thereunder and the consummation of the Transactions contemplated thereby be ratified, approved, adopted and confirmed in all respects.

THE CAEP BOARD UNANIMOUSLY RECOMMENDS THAT CAEP SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of CAEP’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the commercial interests of CAEP and the CAEP Shareholders and what they may believe is best for himself, herself or themselves in determining to recommend that CAEP Shareholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of the Sponsor and CAEP’s Directors and Executive Officers in the Business Combination” for a further discussion.

PROPOSAL NO. 2—THE MERGER PROPOSAL

Overview

In connection with the Business Combination, CAEP Shareholders are being asked to consider and vote upon a proposal by a special resolution to approve and authorize the Cayman Merger and the Cayman Plan of Merger, including (a) the adoption of the memorandum and articles of association of Cayman Merger Sub as annexed to the Cayman Plan of Merger as the memorandum and articles of association of CAEP with effect from the Cayman Effective Time, and (b) the amendment to the authorized share capital of CAEP from US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of $0.0001 each, 50,000,000 Class B ordinary shares of a par value of $0.0001 each and 5,000,000 preference shares of a par value of $0.0001 each to $55,000 divided into 555,000,000 shares of a nominal or par value of $0.0001 each. The form of the Cayman Plan of Merger (and amended and restated memorandum and articles of association of CAEP effective from the Cayman Effective Time) is attached to this proxy statement/prospectus as Annex E.

Under the Business Combination Agreement, the approval by CAEP Shareholders of the Business Combination Proposal and the Merger Proposal is a condition to the consummation of the Business Combination. If either of those Proposals is not approved by CAEP Shareholders, the Business Combination will not be consummated, unless waived by the Parties. The Merger Proposal is conditioned upon the approval of the Business Combination Proposal. The Organizational Documents Proposals and the Nasdaq Proposal are conditioned upon the approval of the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal.

Reasons for the Cayman Merger

The authorization of the Cayman Plan of Merger requires the approval of CAEP Shareholders by special resolution as a matter of Cayman Islands law.

Appraisal or Dissenters’ Rights

Under the Companies Act, shareholders of a Cayman Islands exempted company ordinarily have a right to dissent to a statutory merger and if they so dissent, they are entitled to be paid the fair value of their shares, which if necessary, may ultimately be determined by the court. Therefore, CAEP Class A Record Holders have a right to dissent to the Cayman Merger. Public Shareholders are still entitled to exercise the rights of redemption as detailed in this proxy statement/prospectus and the redemption proceeds payable to Public Shareholders who exercise such redemption rights will represents the fair value of those shares.

The following is a brief summary of the rights of CAEP Shareholders to dissent from the Cayman Merger and receive payment of the fair value of their CAEP Ordinary Shares as determined by the Grand Court of the Cayman Islands (solely for purposes of this section, the “Court”) in accordance with the Section 238 of the Companies Act (“dissenters’ rights”). This summary is not a complete statement of the law and is qualified in its entirety by the complete text of Sections 238 and 239 of the Companies Act, a copy of which is attached as Annex G to this proxy statement/prospectus. If you are contemplating the possibility of dissenting from the Cayman Merger, you should carefully review the text of Annex G, particularly the procedural steps required to perfect your dissenters’ rights. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Companies Act, you will lose your dissenters’ rights.

Requirements for Exercising Dissenters’ Rights

A dissenting CAEP Class A Record Holder is entitled to payment of the fair value of its CAEP Class A Ordinary Shares as determined by the Court upon dissenting from the Cayman Merger in accordance with Section 238 of the Companies Act.

The valid exercise of a CAEP Class A Record Holder’s dissenters’ rights will preclude the exercise of any other rights by virtue of holding CAEP Class A Ordinary Shares in connection with the Cayman Merger, other than the right to participate fully in proceedings to determine the fair value of CAEP Class A Ordinary Shares held by such holder and to seek relief on the grounds that the Cayman Merger is void or unlawful. Therefore, if a CAEP Class A Record Holder properly exercises its dissenters’ rights, such holder will not receive any Pubco Ordinary Shares in the Cayman Merger. To exercise dissenters’ rights, you must be a CAEP Class A Record Holder and the following procedures must be followed:

(1)
A CAEP Class A Record Holder must give written notice of objection (“Notice of Objection”) to CAEP prior to the vote to approve the Cayman Merger at the Meeting. The Notice of Objection must include a statement that such holder proposes to demand payment for its CAEP Class A Ordinary Shares if the Cayman Merger is authorized by the vote at the Meeting.

(2)
Within 20 days immediately following the date on which the vote authorizing the Cayman Merger is made, CAEP must give written notice of the authorization (“Authorization Notice”) to all dissenting shareholders who have served a Notice of Objection.
(3)
Within 20 days immediately following the date on which the Authorization Notice is given (the “Dissent Period”), any dissenting shareholder who elects to dissent must give a written notice of its decision to dissent (a “Notice of Dissent”) to CAEP stating its name and address and the number and classes of shares with respect to which it dissents (being the CAEP Class A Ordinary Shares) and demanding payment of the fair value of its CAEP Class A Ordinary Shares. A dissenting shareholder who dissents must do so in respect of all the Class A CAEP Ordinary Shares which it holds. Upon giving of the Notice of Dissent, the dissenting shareholder shall cease to have any of the rights of a shareholder of CAEP except the right to be paid the fair value of its CAEP Class A Ordinary Shares, the right to participate fully in proceedings to determine the fair value of such CAEP Class A Ordinary Shares and the right to seek relief on the grounds that the Cayman Merger is void or unlawful.
(4)
Within seven days immediately following (a) the date of expiry of the Dissent Period or (b) the date on which the Cayman Plan of Merger is filed with the Cayman Registrar, whichever is later, CAEP (or the surviving company in the Cayman Merger) must make a written offer (a “Fair Value Offer”) to each dissenting shareholder to purchase its CAEP Class A Ordinary Shares at a price determined by CAEP to be the fair value of such CAEP Class A Ordinary Shares.
(5)
If, within 30 days immediately following the date of the Fair Value Offer, CAEP and the dissenting shareholder fail to agree on a price at which CAEP will purchase the dissenting shareholder’s CAEP Class A Ordinary Shares, then, within 20 days immediately following the date of the expiry of such 30-day period, CAEP must, and the dissenting shareholder may, file a petition with the Court for a determination of the fair value of the CAEP Class A Ordinary Shares held by all dissenting shareholders who have served a Notice of Dissent, which petition by CAEP must be accompanied by a verified list containing the names and addresses of all members who have filed a Notice of Dissent and who have not agreed with CAEP as to the fair value of such CAEP Class A Ordinary Shares (if a dissenting shareholder files a petition, CAEP must file such verified list within 10 days after service of such petition on CAEP).
(6)
If a petition is timely filed and served, the Court will determine at a hearing at which shareholders are entitled to participate, (a) the fair value of such CAEP Class A Ordinary Shares held by those shareholders as the Court finds are involved with a fair rate of interest, if any, to be paid by CAEP upon the amount determined to be the fair value and (b) the costs of the proceeding and the allocation of such costs upon the parties.

All notices and petitions must be executed by or for the shareholder of record or a person duly authorized on behalf of that shareholder, fully and correctly, as such shareholder’s name appears on the register of members of CAEP. If CAEP Class A Ordinary Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If CAEP Class A Ordinary Shares are owned by or for more than one person such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record. The agent must, however, identify the record owner and expressly disclose the fact that, in exercising the notice, he or she is acting as agent for the record owner. A person having a beneficial interest in CAEP Class A Ordinary Shares held of record in the name of another person, such as a broker or other nominee, must act promptly to cause the record holder to follow the steps summarized above and in a timely manner to perfect whatever dissenters’ rights attached to such CAEP Class A Ordinary Shares. If a CAEP Shareholder has any questions about who the record holder of its CAEP Class A Ordinary Shares is, or how to become the registered holder of its CAEP Class A Ordinary Shares, such CAEP Class A Record Holder should contact its broker or nominee.

It is a CAEP Shareholder’s responsibility to ensure that it is a registered holder of CAEP Class A Ordinary Shares prior to the Meeting in order to exercise its dissenters’ rights.

If a CAEP Class A Record Holder does not satisfy each of these requirements and comply strictly with all procedures required by the Companies Act with regard to the exercise of dissenters’ rights, such CAEP Class A Record Holder cannot exercise dissenters’ rights and will be bound by the terms of the Business Combination Agreement and the Cayman Plan of Merger. Submitting a proxy card that does not direct how the CAEP Class A Ordinary Shares represented by that proxy are to be voted will give the proxy discretion to vote as it determines appropriate. In addition, failure to vote its CAEP Ordinary Shares, or a vote against the Business Combination Proposal or the Merger Proposal, will not alone satisfy the notice requirement to submit a Notice of Objection referred to above. CAEP Class A Record Holders must send all notices to CAEP at 110 East 59th Street, New York, NY, 10022, attention: Secretary.

If a CAEP Class A Record Holder is considering dissenting, such CAEP Class A Record Holder should be aware that the fair value of its CAEP Class A Ordinary Shares as determined by the Court under Section 238 of the Companies Act could be more than, the same as, or less than the value of the assets that it would otherwise receive as consideration pursuant to the Business Combination Agreement if it does not exercise dissenting rights with respect to its CAEP Class A Ordinary Shares. CAEP Class A Shareholders may also be responsible for the cost of any appraisal proceedings.

The provisions of Section 238 of the Companies Act are technical and complex. If a CAEP Class A Record Holder fails to comply strictly with the procedures set forth in Section 238, it will lose its dissenters’ rights. Additionally, appraisal rights under Section 238 are subject to the limitation set forth in Section 239 of the Companies Act. In particular, appraisal rights could be lost and extinguished where CAEP and the other parties to the Business Combination Agreement determine to delay the consummation of the Business Combination in order to invoke the limitation on dissenter rights under Section 239 of the Companies Act. CAEP Class A Record Holders should consult their Cayman Islands legal counsel if they wish to exercise dissenters’ rights.

Required Vote and Recommendation of the CAEP Board

The Closing is conditioned on, among other things, the approval of the Merger Proposal. The approval of the Merger Proposal will require a special resolution, being a resolution passed at the Meeting by the affirmative vote of at least two-thirds of the votes cast by, or on behalf of, the CAEP Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). Abstentions and Broker non-votes will be counted towards the quorum requirement but will not have an effect on the approval or rejection of the Merger Proposal. The adoption of the Merger Proposal is conditioned upon the adoption of the Business Combination Proposal.

The Sponsor has agreed to vote its CAEP Ordinary Shares in favor of the adoption and approval of the Business Combination Agreement and the Business Combination and each of the CAEP Shareholder Approval Matters as described above under “Summary of the Proxy Statement/Prospectus — Related Agreements — Sponsor Support Agreement.”

The full text of the resolutions to be passed is as follows:

“RESOLVED, as a special resolution, that (i) the Company be authorized to merge with Genesis Cayman Merger Sub Limited (the “Cayman Merger Sub”) so that the Company will be the surviving company and all the undertaking, property and liabilities of Cayman Merger Sub vest in the Company by virtue of such merger pursuant to the Companies Act (As Revised) of the Cayman Islands, (ii) the plan of merger substantially in the form appended to the proxy statement/prospectus as Annex E (the “Cayman Plan of Merger”) be and is hereby authorized, approved and confirmed in all respects and the Company be authorized to enter into the Cayman Plan of Merger, and (iii) upon the Effective Date (as defined in the Cayman Plan of Merger) (a) the amending and restating by the deletion in their entirety and the substitution in their place of the amended and restated memorandum and articles of Surviving Company (as defined in the Cayman Plan of Merger) in the form annexed to the Cayman Plan of Merger be approved in all respects, and (b) the authorized share capital of the Surviving Company be amended by re-designating all issued and unissued shares from US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each to US$55,000 divided into 555,000,000 shares of a nominal or par value of US$0.0001 each.

THE CAEP BOARD UNANIMOUSLY RECOMMENDS THAT CAEP SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

The existence of financial and personal interests of one or more of CAEP’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the commercial interests of CAEP and the CAEP Shareholders and what they may believe is best for himself, herself or themselves in determining to recommend that CAEP Shareholders vote for the Proposals. See the section entitled “The Business Combination Proposal — Interests of the Sponsor and CAEP’s Directors and Executive Officers in the Business Combination” for a further discussion.

PROPOSAL NO. 3—THE NASDAQ Proposal

Overview

In connection with the Business Combination, CAEP and Pubco intend to effect (subject to customary terms and conditions) the following issuances:

•
The issuance in the Mergers, pursuant to the Business Combination Agreement, of up to 183,105,009 Pubco Ordinary Shares;
•
The issuance of up to 175,000 CAEP Class A Ordinary Shares on or prior to Closing, in repayment of the Sponsor Loan; and
•
The reservation and issuance of up to Pubco Ordinary Shares pursuant to the Incentive Plan.

Reasons for the Approval for Purposes of Nasdaq Rule 5635

Under Nasdaq Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of ordinary shares (or securities convertible into or exercisable for ordinary shares); or (ii) the number of ordinary shares to be issued is or will be equal to or in excess of 20% of the number of ordinary shares outstanding before the issuance of the share or securities.

Under Nasdaq Rule 5635(b), shareholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the ordinary shares (or securities convertible into or exercisable for ordinary shares) or voting power of an issuer could constitute a change of control.

Under Nasdaq Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of ordinary shares (or securities convertible into or exercisable for ordinary shares) at a price that is less than the Minimum Price, which is the lower of: (i) Nasdaq official closing price immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq official closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Upon the consummation of the Business Combination, Pubco expects to issue, in the aggregate, up to an estimated 183,105,009 Pubco Ordinary Shares.

On or prior to the Closing, CAEP may issue up to a maximum of 175,000 CAEP Class A Ordinary Shares to the Sponsor in repayment of the Sponsor Loan (to the extent each is drawn in full) at $10.00 per share.

In addition, in the future, Pubco may issue additional Pubco Ordinary Shares reserved for issuance under the Incentive Plan.

Accordingly, the aggregate number of (i) Pubco Ordinary Shares that Pubco will issue in connection with the Business Combination and (ii) the maximum number of CAEP Class A Ordinary Shares that CAEP will issue upon repayment of the Sponsor Loan will, in the aggregate, exceed 20% of both the voting power and the number of CAEP Ordinary Shares outstanding before such issuance and will result in a change of control of CAEP. For these reasons, CAEP is seeking the approval of CAEP Shareholders for the issuance of the Pubco Ordinary Shares in connection with the Business Combination pursuant to Nasdaq Rules 5635(a), (b) and (d). For further details, see “Summary of the Proxy Statement/Prospectus — The Business Combination Agreement.”

Effect of the Proposal on CAEP Shareholders

In the event that the Nasdaq Proposal is approved by CAEP Shareholders, but the Business Combination Agreement is terminated (without the Business Combination being consummated) prior to the issuance of Pubco Ordinary Shares pursuant to the Business Combination Agreement, Pubco will not issue such Pubco Ordinary Shares and CAEP will not issue any CAEP Class A Ordinary Shares in repayment of the Sponsor Loan.

Required Vote and Recommendation of the CAEP Board

The approval of the Nasdaq Proposal will require an ordinary resolution, being a resolution passed at the Meeting by the affirmative vote of a simple majority of the votes cast by, or on behalf of, the CAEP Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). Abstentions and Broker non-votes will be counted towards the quorum requirement but will not have an effect on the Nasdaq Proposal. The adoption of the Nasdaq Proposal is conditioned upon the adoption of the Business Combination Proposal.

The full text of the resolutions to be passed is as follows:

“RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of Nasdaq Rules 5635(a), 5635(b) and 5635(d), the issuance of (i) up to 183,105,009 Pubco Ordinary Shares in connection with the Business Combination, (ii) up to 175,000 CAEP Class A Ordinary Shares on or prior to closing of the Business Combination (the “Closing”), in repayment of the Sponsor Loan, and (iii) up to Pubco Ordinary Shares that will be reserved for issuance upon the Closing pursuant to the Incentive Plan, to be adopted prior to Closing, as amended from time to time, be approved.”

THE CAEP BOARD UNANIMOUSLY RECOMMENDS THAT CAEP SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

The existence of financial and personal interests of one or more of CAEP’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the commercial interests of CAEP and CAEP Shareholders and what they may believe is best for himself, herself or themselves in determining to recommend that CAEP Shareholders vote for the Proposals. See the section entitled “The Business Combination Proposal — Interests of the Sponsor and CAEP’s Directors and Executive Officers in the Business Combination” for a further discussion.

PROPOSAL NO. 4—THE Organizational Documents Proposals

Overview

As required by SEC guidance, CAEP Shareholders have the opportunity to present their views on important corporate governance provisions, CAEP is requesting that CAEP Shareholders vote upon, on a non-binding advisory basis, a proposal to approve certain governance provisions in the A&R Pubco Articles, which are separately being presented. These separate votes are not otherwise required by Cayman Islands law or Jersey law. Accordingly, each of the CAEP Shareholder votes regarding each of the Organizational Documents Proposals is an advisory vote and it is not binding on CAEP or the CAEP Board, or Pubco or the Pubco Board. Furthermore, the Business Combination is not conditioned on the separate approval of any of the Organizational Documents Proposals. Accordingly, regardless of the outcome of the non-binding advisory votes on each of the Organizational Documents Proposals, the A&R Pubco Articles will take effect upon the Closing if the Business Combination Proposal and the Merger Proposal are approved. For more information, please see the section entitled “Comparison of Shareholder Rights.”

The Organizational Documents Proposals are composed of the following proposals relating to the material differences between the CAEP Memorandum and Articles and the A&R Pubco Articles:

•
Proposal A: changes to the size and composition of the board of directors;
•
Proposal B: the change from a classified board of directors to an unclassified board;
•
Proposal C: the change that the board of directors is elected by a simple majority of the votes cast by holders of Pubco Ordinary Shares;
•
Proposal D: changes related to the parties that may call a special meeting of shareholders;
•
Proposal E: the changes to the quorum of the board of directors;
•
Proposal F: the changes to the notice of shareholder actions and meetings; and
•
Proposal G: the changes to the exclusive forum provision.

The following table sets forth a summary of the principal proposed changes to be made between the CAEP Memorandum and Articles and the A&R Pubco Articles for each of the Proposals. This summary is qualified by reference to the complete text of the A&R Pubco Articles, the form of which is attached to this proxy statement/prospectus as Annex F. You are encouraged to read the A&R Pubco Articles in its entirety for a more complete description of the terms of the A&R Pubco Articles.

Proposal	CAEP Memorandum and Articles	A&R Pubco Articles
Proposal A: Size and Composition of the Board

The CAEP Memorandum and Articles provide that the CAEP Board shall consist of not less than one person, provided that CAEP may by ordinary resolution of CAEP Shareholders increase or reduce the limits in the number of directors.

The A&R Pubco Articles provide that the Pubco Board will consist of not less than directors and not more than directors.

The number of directors may be increased or decreased by

Please refer to “Management of Pubco after the Business Combination” for the details of the composition of the Pubco Board.

Proposal B: Classified or Unclassified Board

The CAEP Board is made up of two classes, Class I and Class II. The CAEP Memorandum and Articles provide that the number of directors in each class shall be as nearly equal as possible.

The Class I directors shall stand appointed for a term expiring at CAEP’s first annual general meeting and the Class II directors shall stand appointed for a term expiring at CAEP’s second annual general meeting. Commencing at CAEP’s first annual general meeting, and at each annual general meeting thereafter, directors appointed to succeed those directors whose terms expire shall be appointed for a term of office to expire at the second succeeding annual general meeting after their appointment.

The Pubco Board will not be classified. The directors of Pubco will be elected at the annual general meeting.

Proposal	CAEP Memorandum and Articles	A&R Pubco Articles
Proposal C: Election of Directors

The CAEP Memorandum and Articles provide that Directors may be appointed by ordinary resolution of CAEP Shareholders; provided that prior to the consummation of a business combination, only holders of CAEP Class B Ordinary Shares will have the right to vote on the appointment of directors of CAEP.

The CAEP directors may appoint any person to be a director, either to fill a vacancy or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the CAEP Memorandum and Articles as the maximum number of directors.

The A&R Pubco Articles provide that Directors may be appointed by the holders of Pubco Ordinary Shares representing a simple majority of the total voting rights of the Pubco shareholders who (being entitled to do so) vote in person or by proxy on the resolution in a general meeting

Please refer to “Management of Pubco after the Business Combination” for the details of the composition of the Pubco Board.

Proposal D: Calling of Special Meeting of Shareholders

The CAEP Memorandum and Articles provide that the CAEP Board, the Chief Executive Officer or the Chairman of the CAEP Board may call general meetings, and, for the avoidance of doubt, the shareholders shall not have the ability to call general meetings.

Any general meeting other than the annual general meeting is considered an extraordinary general meeting.

Under the A&R Pubco Articles, shareholder meetings other than the annual general meeting are classed as Special General Meetings. The Pubco Chief Executive Officer or the Pubco Board may convene a special general meeting of the holders of Pubco Ordinary Shares whenever in their judgment such a meeting is necessary.

Proposal E: Quorum of the Board of Directors

The quorum for the transaction of the business of the directors may be fixed by the directors, and unless so fixed shall be two if there are two or more directors, and shall be one if there is only one director.

Proposal F: Notice of Shareholder Actions and Meetings

The CAEP Memorandum and Articles provide that at least five (5) clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner mentioned in the CAEP Memorandum and Articles or such other manner if any as may be prescribed by CAEP, provided that a general meeting of CAEP shall, whether or not the notice specified in the CAEP Memorandum and Articles has been given and whether or not the provisions of the CAEP Memorandum and Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed: (a) in the case of an annual general meeting, by all of the

The A&R Pubco Articles provide that at least clear days’ notice of a general meeting of the holders of Pubco Ordinary Shares (other than an adjourned meeting where adjournment was fewer than days) shall be given to each holder of Pubco Ordinary Shares entitled to attend and vote thereat, stating the date and time at which the meeting is to be held, and stating (so far as is possible) the business to be conducted at such meeting.

Notice of meetings of the holders of Pubco Ordinary Shares shall be in writing delivered by mail or courier to the address of the Pubco Ordinary Shares detailed on the Pubco register of members, or in any manner agreed in advance by any such member, and any notice so posted shall be deemed to be served clear day after the day it was posted.

Proposal	CAEP Memorandum and Articles	A&R Pubco Articles

shareholders entitled to attend and vote at the meeting; and (b) in the case of an extraordinary general meeting, by a majority in number of the shareholders having a right to attend and vote at the meeting, together holding not less than 95% in par value of the shares giving that right.

The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

The Board may postpone or cancel any general meeting called in accordance with the A&R Pubco Articles (other than a meeting requisitioned under the A&R Pubco Articles) provided that notice of postponement or cancellation is given to each shareholder before the time for such meeting. Fresh notice of the date, time and place for a postponed meeting shall be given to the shareholders in accordance with the A&R Pubco Articles.

Proposal G: Exclusive Forum

Unless CAEP consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the CAEP Memorandum and Articles or otherwise related in any way to each CAEP Shareholder’s shareholding in CAEP.

Reasons for the Adoption of the A&R Pubco Articles

The variations between the CAEP Memorandum and Articles and the A&R Pubco Articles are desirable for the following reasons:

•
The provisions on the size and composition of the Pubco Board (proposal A), an unclassified board (proposal B), the election of the directors (proposal C), calling of special meeting of shareholders (proposal D), quorum of the Pubco Board (proposal E) and notice of shareholder actions and meetings (proposal F) are necessary to reflect the changes in terms of corporate governance as a consequence of the Business Combination.
•
The provision of an exclusive forum clause (proposal G) is intended to assist Pubco in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter to assure consistent consideration of the issues and promote efficiency and cost-savings in the resolutions of claims. The courts have been selected to address disputes involving such matters given that . CAEP Shareholders should note the proposed exclusive forum clause may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Pubco or its directors, officers, employees or agents, or could result in increased costs for a shareholder to bring a claim, particularly if they do not reside in or near , both of which may discourage the filing of lawsuits with respect to such claims. At the same time, the provision will allow Pubco to retain the ability to consent to an alternative forum on a case-by-case basis where Pubco determines that its interests and those of its stockholders are best served by permitting such a dispute to proceed in a forum other than those set forth under the Proposed Organizational Documents. There is, however, uncertainty as to whether a court would enforce these provisions, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Additionally, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts with respect to suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder.

Required Vote and Recommendation of the CAEP Board

The approval of each of the Organizational Documents Proposals does not require the passing of a resolution under the CAEP Memorandum and Articles or Cayman Islands law. Notwithstanding this, the CAEP Board is asking CAEP Shareholders vote on each of the Organizational Documents Proposals on a non-binding advisory basis, being a non-binding advisory resolution passed by a simple majority of the votes cast by, or on behalf of, the CAEP Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting. Abstentions and Broker non-votes will be counted towards the quorum requirement but will not have an effect on each of the Organizational Documents Proposals. The adoption of the Organizational Documents Proposals are conditioned upon the adoption of the Business Combination Proposal.

The full text of the resolutions to be passed is as follows:

“RESOLVED, as separate non-binding advisory resolutions, that the following provisions of the A&R Pubco Articles, including the differences between the A&R Pubco Articles and the CAEP Memorandum and Articles be confirmed, ratified and approved:

•
Proposal A: changes to the size and composition of the board of directors;
•
Proposal B: the change from a classified board of directors to an unclassified board;
•
Proposal C: the change that the board of directors is elected by a simple majority of the votes cast by holders of Pubco Ordinary Shares;
•
Proposal D: changes related to the parties that may call a special meeting of shareholders;
•
Proposal E: the changes to the quorum of the board of directors;
•
Proposal F: the changes to the notice of shareholder actions and meetings; and
•
Proposal G: the changes to the exclusive forum provision.

THE CAEP BOARD UNANIMOUSLY RECOMMENDS THAT CAEP SHAREHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ORGANIZATIONAL DOCUMENTS PROPOSALS.

The existence of financial and personal interests of one or more of CAEP’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the commercial interests of CAEP and CAEP Shareholders and what they may believe is best for himself, herself or themselves in determining to recommend that CAEP Shareholders vote for the Proposals. See the section entitled “The Business Combination Proposal — Interests of the Sponsor and CAEP’s Directors and Executive Officers in the Business Combination” for a further discussion.

PROPOSAL NO. 5—THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the CAEP Board or the Chairman of the Meeting to adjourn the Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will be presented to CAEP Shareholders in the event that it is determined by CAEP that additional time is necessary or appropriate to complete the Business Combination or for any other reason. In no event will the CAEP Board adjourn the Meeting or consummate the Business Combination beyond the date by which it may properly do so under the CAEP Memorandum and Articles and Cayman Islands law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the Meeting and is not approved by CAEP Shareholders, the CAEP Board or the Chairman of the Meeting will not have the power, under the CAEP Memorandum and Articles, to adjourn the Meeting to a later date in the event it is determined by CAEP that additional time is necessary or appropriate to complete the Business Combination or for any other reason. As a result, a new extraordinary general meeting would need to be called before the CAEP Shareholders could vote on the Proposals again.

Required Vote and Recommendation of the CAEP Board

The approval of the Adjournment Proposal will require an ordinary resolution, being a resolution passed at the Meeting by the affirmative vote of a simple majority of the votes cast by, or on behalf of, the CAEP Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Meeting (assuming the presence of a quorum). Abstentions and Broker non-votes will be counted towards the quorum requirement but will not have an effect on the Adjournment Proposal. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

“RESOLVED, as an ordinary resolution, that the adjournment of the Meeting to a later date or dates to be determined by the Chairman of the Meeting, if it is determined by CAEP that additional time is necessary or appropriate to complete the Business Combination or for any other reason.”

THE CAEP BOARD UNANIMOUSLY RECOMMENDS THAT CAEP SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of CAEP’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the commercial interests of CAEP and CAEP Shareholders and what they may believe is best for himself, herself or themselves in determining to recommend that CAEP Shareholders vote for the Proposals. See the section entitled “The Business Combination Proposal — Interests of the Sponsor and CAEP’s Directors and Executive Officers in the Business Combination” for a further discussion.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

Introduction

The unaudited pro forma condensed combined statement of financial position as of combines the historical condensed consolidated statement of financial position of AIR and the historical condensed balance sheet of CAEP on a pro forma basis as if the Business Combination and related Transactions had been consummated on . The unaudited pro forma condensed combined statement of operations and other comprehensive income for the ended combines the historical consolidated statement of operations and other comprehensive income of AIR and statements of operations and comprehensive income of CAEP for such period on a pro forma basis as if the Business Combination and related Transactions had been consummated on , the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the financial position and results of operations that would have been achieved had the Business Combination and related Transactions occurred on the dates indicated above. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of Pubco. The actual financial position and results of operations may differ significantly from the amounts reflected in the unaudited pro forma condensed combined financial information reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial information and is subject to change as additional information becomes available and analyses are performed. This information should be read together with AIR’s and CAEP’s financial statements and related notes, as applicable, and the sections titled “AIR’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “CAEP’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

Description of the Business Combination

On November 7, 2025, AIR, CAEP, Pubco, Cayman Merger Sub, and Jersey Merger Sub entered into the Business Combination Agreement, which provides for, among other things, the following Transactions:

•
At the Cayman Effective Time, the Cayman Merger Sub will merge with and into CAEP in the Cayman Merger, as a result of which (i) the separate corporate existence of Cayman Merger Sub will cease and CAEP will continue as the surviving entity in the Cayman Merger and a wholly owned direct subsidiary of Pubco, and (ii) each issued and outstanding CAEP Class A Ordinary Share, including those converted from CAEP Class B Ordinary Shares (other than those surrendered by the Sponsor) but excluding Excluded CAEP Shares, CAEP Redeeming Shares or CAEP Dissenting Shares, will no longer be outstanding and will automatically be cancelled, in exchange for the right of the holder thereof to receive the Per Share Cayman Consideration equal to one Pubco Ordinary Share, as described in the section entitled, “The Business Combination Agreement and Ancillary Documents— The Business Combination Agreement— Consideration to be Received in the Business Combination — CAEP Consideration.”
•
Each Excluded CAEP Share, CAEP Redeeming Share and CAEP Dissenting Share will automatically be cancelled and cease to exist.
•
Each share of Cayman Merger Sub will continue existing and being held by Pubco and will constitute the only issued and outstanding shares in the capital of CAEP as the surviving Cayman entity.
•
At the Jersey Effective Time, Jersey Merger Sub will merge with and into AIR in the Jersey Merger, as a result of which (i) the separate corporate existence of Jersey Merger Sub will cease and AIR will continue as the surviving entity and a wholly owned subsidiary of Pubco, and (ii) each issued and outstanding ordinary share of AIR will transfer to Pubco in exchange for the right of the holder thereof to receive the Per Share Jersey Consideration as described in the section entitled “The Business Combination Agreement and Ancillary Documents — The Business Combination Agreement — Consideration to be Received in the Business Combination — AIR Consideration.”
•
With effect from the Jersey Closing, each party to the Business Combination Agreement shall take all necessary action so that the Pubco Board is initially comprised of, and the officers of Pubco shall initially be, the individuals designated by AIR, subject to applicable listing requirements, prior to the Cayman Closing.
•
Pursuant to a special resolution of the holders of Pubco Ordinary Shares, the Pubco shareholders will approve the adoption of the A&R Pubco Articles with effect from the shareholder approval matters being approved at the Meeting Pubco shareholders.
•
Pubco will adopt the A&R Pubco Articles and convert from a private limited company into a public limited company and, following the earlier of the Cayman Closing and the Jersey Closing, the ordinary shares in the capital of Pubco which were issued to the Pubco Nominees (Ronan Barry and Mary-Ann Orr) on the incorporation of Pubco will be redesignated as redeemable deferred shares and then immediately redeemed and cancelled in accordance with the provisions of the A&R Pubco Articles and the Jersey Companies Law.

Accounting for the Business Combination

The Business Combination will be accounted for as .

Basis of Pro forma Presentation

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). AIR has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption by Public Shareholders of Public Shares for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account (inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note:

•
Assuming No Redemptions Scenario: This scenario assumes that no Public Shareholders exercise their redemption rights with respect to their Public Shares.
•
Assuming 50% Redemptions: This scenario assumes that 50%, or 13,800,000 Public Shares are redeemed in connection with the Business Combination, for an aggregate redemption payment of approximately $ million (based on the Trust Account balance as of (inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note in the applicable Redemption Event).
•
Assuming 100% Redemptions Scenario: This scenario assumes that all 27,600,000 Public Shares are redeemed in connection with the Business Combination, for an aggregate redemption payment of approximately $ million (based on the Trust Account balance as of (inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note in the applicable Redemption Event).

The foregoing scenarios are for illustrative purposes only as the actual number of redemptions by Public Shareholders is unknowable prior to the CAEP Shareholder vote with respect to the Business Combination. Accordingly, the actual financial position and results of operations may differ significantly from the amounts presented in the unaudited pro forma condensed combined financial information herein.

The following summarizes the number of Pubco Ordinary Shares outstanding under the three redemption scenarios:

	Assuming No Redemptions Scenario		Assuming 50% Redemptions Scenario		Assuming 100% Redemptions Scenario
	Ownership in shares	Equity and Voting %	Ownership in shares	Equity and Voting %	Ownership in shares	Equity and Voting %
Shareholders
Public Shareholders	27,600,000	15.1%	13,800,000	8.2%	—	—%
Sponsor(1)	4,081,200	2.2%	4,081,200	2.4%	4,081,200	2.6%

AIR Shareholders (excluding the Kingsway Holders)(2)(4)	53,885,896	29.4%	53,885,896	31.8%	53,885,896	34.7%
The Kingsway Holders(3)	97,537,913	53.3%	97,537,913	57.6%	97,537,913	62.7%
Total	183,105,009	100.0%	169,305,009	100.0%	155,505,009	100.0%

(1)
Includes 580,000 Pubco Ordinary Shares received in exchange for the CAEP Private Placement Shares, up to 3,500,000 Post-Combination Founder Shares after accounting for the surrender by the Sponsor and cancellation of 3,400,000 CAEP Founder Shares at Closing pursuant to the Sponsor Support Agreement and approximately 1,200 Pubco Ordinary Shares received in exchange for 1,200 CAEP Class A Ordinary Shares issued to the Sponsor in repayment of the Sponsor Loan (based on the approximate outstanding balance of the Sponsor Loan as of September 30, 2025). 1,500,000 of the Post-Combination Founder Shares are subject to the Sponsor Earnout Conditions, as further described herein. To the extent some or all of such targets are not achieved, some or all of the Sponsor Earnout Shares will be forfeited by the Sponsor and cancelled for no consideration. Such shares are reflected as being owned in each presentation because, as of the consummation of the Business Combination, they will be issued and outstanding.

(2)
Includes 2,565,995 AIR Earnout Shares that are subject to AIR Earnout Conditions. The AIR Earnout Shares will be released upon the earlier occurrence of (i) the closing price of the Pubco Ordinary Shares being at or above $12.50 for 20 trading days over a consecutive 30-day period during the Earnout Period, and (ii) upon the occurrence of certain early release events, including a Pubco merger, consolidation or reorganization after the Closing in which the Pubco Ordinary Shares are converted or exchanged for the right to receive cash or registered publicly listed securities equal to or exceeding $12.50 per Pubco Ordinary Share. To the extent such targets are not achieved, or such early release event does not occur during the five (5) year period from the Jersey Closing, the AIR Earnout Shares will be forfeited by the AIR Shareholders and cancelled for no consideration. Such shares are reflected as being owned in each presentation because, as of the consummation of the Business Combination, they will be issued and outstanding.
(3)
Includes 4,644,662 AIR Earnout Shares that are subject to AIR Earnout Conditions. The AIR Earnout Shares will be released upon the earlier occurrence of (i) the closing price of the Pubco Ordinary Shares being at or above $12.50 for 20 trading days over a consecutive 30-day period during the Earnout Period, and (ii) upon the occurrence of certain early release events, including a Pubco merger, consolidation or reorganization after the Closing in which the Pubco Ordinary Shares are converted or exchanged for the right to receive cash or registered publicly listed securities equal to or exceeding $12.50 per Pubco Ordinary Share. To the extent such targets are not achieved, or such early release event does not occur during the five (5) year period from the Jersey Closing, the AIR Earnout Shares will be forfeited by the AIR Shareholders and cancelled for no consideration. Such shares are reflected as being owned in each presentation because, as of the consummation of the Business Combination, they will be issued and outstanding.
(4)
Excludes Pubco Ordinary Shares issuable on exercise of the Assumed Conditional Awards and the Incentive Plan.

Unaudited Pro Forma Condensed Combined Statement of Financial Position as of

	AIR (IFRS Historical)	CAEP (U.S. GAAP Historical)	IFRS Policy and	Assuming No Redemptions Scenario		Assuming 50% Redemptions Scenario		Assuming 100% Redemptions Scenario
In $ thousands (Except par value data)	Statements of Operations	Statements of Operations	Presentation Alignment (Note 2)	Transaction Accounting Adjustments	Pro Forma Combined	Transaction Accounting Adjustments	Pro Forma Combined	Transaction Accounting Adjustments	Pro Forma Combined

Unaudited Pro Forma Condensed Combined Statement of Operations and Other Comprehensive Income for the Ended

	AIR (IFRS Historical)	CAEP (U.S. GAAP Historical)	IFRS Policy and	Assuming No Redemptions Scenario		Assuming 50% Redemptions Scenario		Assuming 100% Redemptions Scenario
In $ thousands (Except par value data)	Statements of Operations	Statements of Operations	Presentation Alignment (Note 2)	Transaction Accounting Adjustments	Pro Forma Combined	Transaction Accounting Adjustments	Pro Forma Combined	Transaction Accounting Adjustments	Pro Forma Combined

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The unaudited pro forma condensed combined statement of financial position as of assumes that the Business Combination occurred on . The unaudited pro forma condensed combined statement of operations and other comprehensive income for the ended assumes the pro forma effect to the Business Combination as if it had occurred on , being the earliest period presented.

The unaudited pro forma condensed combined financial information as of and for the has been prepared using, and should be read in conjunction with, the following:

•
AIR’s consolidated financial statements as of and for the and the related notes, included elsewhere in this proxy statement/prospectus; and
•
CAEP’s financial statements as of and for the and the related notes, included elsewhere in this proxy statement/prospectus.

The historical financial statements of AIR have been prepared in accordance with IFRS and in its presentation and reporting currency of the U.S. dollar. The historical financial statements of CAEP have been prepared in accordance with U.S. GAAP in its presentation and reporting currency of U.S. dollar. The unaudited pro forma condensed combined financial information includes pro forma adjustments to convert the financial information of CAEP from U.S. GAAP to IFRS as well as reclassifications to conform CAEP’s historical accounting presentations to AIR’s accounting presentations, in each case for the relevant periods.

The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an appropriate understanding of Pubco after giving effect to the Business Combination. Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final accounting adjustments recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that AIR management believes are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. AIR believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to AIR management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments as based on the statutory rate in effect for the historical periods presented.

2. IFRS Policy and Presentation Alignment

The historical financial information for CAEP has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited pro forma condensed combined financial information. The only pro forma adjustments required to convert CAEP’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information consisted of reclassifying CAEP’s Class A Ordinary Shares subject to redemption to non-current financial liabilities under IFRS and to reclassify gains on available for sale debt securities from accumulated other comprehensive income to other gains (losses) within profit for the period.

Further, as part of the preparation of the unaudited pro forma condensed combined financial information, certain reclassifications were made to align the presentation of CAEP 's historical financial information in accordance with the presentation of AIR's historical financial information.

3. Pro Forma Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

INFORMATION RELATED TO PUBCO

Pubco was incorporated under the laws of Jersey on October 28, 2025. Pubco was formed for the sole purpose of entering into and consummating the Transactions. Pubco owns no material assets and does not operate any business.

Pubco is authorized to issue 1,000,000 Pubco Ordinary Shares and 10,000 redeemable deferred shares of $0.01 (“Redeemable Deferred Shares”). On October 28, 2025, Pubco issued one Pubco Ordinary Share to Ms. Mary-Ann Orr and one Pubco Ordinary Share to Mr. Ronan Barry for a total consideration of $0.02 (or $0.01 per share). For a description of Pubco’s securities following the completion of the Business Combination, please see the section titled “Description of Pubco’s Securities.”

Prior to the consummation of the Business Combination, the sole director of Pubco is Ms. Mary-Ann Orr, and the shareholders of Pubco are Ms. Mary-Ann Orr and Mr. Ronan Barry. The mailing address of Pubco’s registered office is 15 Esplanade, St. Helier, JE1 1RB, Jersey. After consummation of the Business Combination, its principal executive office will be that of AIR Limited, Festival Office Tower, Dubai Festival City, 7th Floor, Dubai, United Arab Emirates.

INFORMATION RELATED TO CAEP

Overview

CAEP is a blank check company incorporated in the Cayman Islands on November 11, 2020, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (an “initial business combination”). CAEP is an early stage and emerging growth company and, as such, CAEP is subject to all of the risks associated with early stage and emerging growth companies.

CAEP Ordinary Shares and the CAEP IPO

In November 2020, the Sponsor purchased 14,375,000 CAEP Class B Ordinary Shares for a purchase price of $25,000. On June 6, 2024, the Sponsor surrendered, for no consideration, 9,375,000 CAEP Class B Ordinary Shares, which CAEP canceled, resulting in a decrease in the total number of CAEP Class B Ordinary Shares outstanding from 14,375,000 shares to 5,000,000 shares. On June 15, 2025, CAEP issued 750,000 CAEP Class B Ordinary Shares to the Sponsor in a share capitalization, resulting in an increase in the total number of CAEP Class B Ordinary Shares from 5,000,000 to 5,750,000. On June 25, 2025, CAEP issued 1,150,000 CAEP Class B Ordinary Shares to the Sponsor in an additional share capitalization, resulting in an increase in the total number of CAEP Class B Ordinary Shares from 5,750,000 to 6,900,000. Prior to the closing of the CAEP IPO, up to 900,000 of the CAEP Class B Ordinary Shares were subject to surrender by the Sponsor for no consideration depending on the extent to which the underwriters’ over-allotment option was exercised. As a result of the full exercise of the underwriters’ over-allotment option at the closing of the CAEP IPO, the 900,000 CAEP Class B Ordinary Shares are no longer subject to surrender.

CAEP completed the CAEP IPO of 27,600,000 CAEP Class A Ordinary Shares on June 27, 2025 (including 3,600,000 CAEP Class A Ordinary Shares issued pursuant to the full exercise of the underwriters’ over-allotment option), generating gross proceeds to CAEP of $276,000,000. Simultaneously with the closing of the CAEP IPO, CAEP completed the sale of 580,000 CAEP Private Placement Shares, at a price of $10.00 per share, to the Sponsor in the CAEP Private Placement, generating gross proceeds to CAEP of $5,800,000.

Following the completion of the CAEP IPO and the CAEP Private Placement, a total of $276,000,000, comprised of the net proceeds of the CAEP IPO and the CAEP Private Placement, was placed in the Trust Account. As of September 30, 2025, the Trust Account balance was approximately $279,141,000.

Since the CAEP IPO, CAEP’s activity has been limited to the search and evaluation of and negotiation with acquisition targets for its initial business combination.

CAEP has until June 27, 2027 (24 months from the closing of the CAEP IPO), or until such earlier liquidation date as the CAEP Board may approve or such later date as the CAEP Shareholders may approve pursuant to the CAEP Memorandum and Articles, to consummate an initial business combination.

The Public Shares are traded on Nasdaq under the symbol “CAEP.” The Public Shares commenced public trading on June 26, 2025.

Experience of the Sponsor and its Affiliates

CAEP, the Sponsor, and CF&Co. are all affiliates of Cantor. Cantor is a diversified company primarily specializing in financial and real estate services for customers operating in the global financial and commercial real estate markets. Cantor’s businesses include CF&Co., a leading independent middle market investment bank and primary dealer; a controlling interest in BGC Group, Inc. (“BGC”), whose Class A common stock trades on the Nasdaq Global Select Market under the ticker symbol “BGC,” a leading global brokerage and technology company primarily servicing the global financial markets; and a controlling interest in Newmark Group, Inc. (“Newmark”), whose Class A common stock trades on the Nasdaq Global Select Market under the ticker symbol “NMRK,” a leading full-service commercial real estate services business.

Cantor was founded over 75 years ago and was led by Howard W. Lutnick from 1992 until February 2025 when he became the United States Secretary of Commerce. Cantor has successfully built a well-capitalized business across multiple business lines. Cantor has been at the forefront of financial and technological innovation in its industries, developing electronic markets and providing superior service to thousands of customers globally.

Over the last 30 years, Cantor has expanded from a broker of fixed income and equity products to a premier global financial services provider, which is recognized for its leading offerings across several areas including:

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institutional equity and fixed income capital markets services;
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investment banking;
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prime brokerage;

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fully electronic execution of various financial asset classes;
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market data;
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financial software and analytics;
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wholesale financial brokerage;
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energy and commodities brokerage;
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software and network services; and
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commercial real estate services, asset management, loan servicing and financing operations.

Cantor and its affiliates have a history of making successful acquisitions. Since 2005, Cantor and its affiliates have acquired over 75 companies in the financial and real estate services industries. In financial services, these acquisitions have included, among others, the publicly traded wholesale and inter-dealer brokerage firm GFI Group, Inc. (“GFI”), Sunrise Brokers Group, a global leader in listed and over the counter (“OTC”) derivative products brokerage, and Ed Broking Group Limited (“Ed Broking”), an independent Lloyd’s of London insurance broker (which BGC subsequently sold in November 2021). In real estate services, these acquisitions have included, among others, Newmark & Company Real Estate, Inc., Berkeley Point Financial LLC, which is one of the nation’s leading providers of multifamily capital solutions, engaged primarily in the origination, funding, sale and servicing of multifamily loans guaranteed by Government Sponsored Enterprises, Grubb & Ellis, Apartment Realty Advisors (“ARA”), and Cornish & Carey Commercial Inc. (“Cornish & Carey”). Most of Newmark’s subsidiaries, including, ARA, Berkeley Point and Cornish & Carey now operate under the name “Newmark” or “NKF.”

Cantor has also successfully exited from many of its acquisitions and investments. For example, in 1996, Cantor launched eSpeed, its fully electronic treasuries trading platform. Cantor developed and launched eSpeed, which consummated an initial public offering in 1996, and into which a predecessor of BGC was merged in 2008. In June 2013, BGC sold the eSpeed business to Nasdaq, Inc. for $750 million in cash and up to $484 million of earnout shares of Nasdaq, Inc. (based on the stock price of Nasdaq, Inc. at the time the deal was announced). Following BGC’s acquisition of GFI in 2015, BGC, whose controlling stockholder is Cantor, sold GFI’s Trayport business, a leading intermediary and provider of trading technologies and support services to the global OTC and listed markets, to Intercontinental Exchange, Inc. (“ICE”) for $650 million in exchange for 2,527,658 ICE common shares issued with respect to the $650 million purchase price as adjusted at closing. In addition, on November 1, 2021, BGC successfully completed the sale of its insurance brokerage business (including Ed Broking and Besso) pursuant to which BGC received gross cash proceeds of approximately $535 million from the buyer. The investment in BGC’s insurance brokerage business generated an internal rate of return of 21.2% for BGC’s shareholders.

Entities controlled by Cantor have also sponsored thirteen additional SPACs: CF Finance Acquisition Corp. (“CFAC I”), CF Finance Acquisition Corp. II (“CFAC II”), CF Finance Acquisition Corp. III (“CFAC III”), CF Acquisition Corp. IV (“CFAC IV”), CF Acquisition Corp. V (“CFAC V”), CF Acquisition Corp. VI (“CFAC VI”), CF Acquisition Corp. VII (“CFAC VII”), CF Acquisition Corp. VIII (“CFAC VIII”), Cantor Equity Partners, Inc. (“CEP”), Cantor Equity Partners I, Inc. (“CEP I”), Cantor Equity Partners II, Inc. (“CEP II”), Cantor Equity Partners IV, Inc. (“CEP IV”) and Cantor Equity Partners V, Inc. (“CEP V”).

CFAC I consummated its initial public offering in December 2018 and consummated its initial business combination in November 2020 with GCM Grosvenor Inc. (“GCM Grosvenor”), a global alternative asset management firm, whose stock price as of September 30, 2025 was $12.07.

CFAC II consummated its initial public offering in August 2020 and consummated its initial business combination in March 2021 with View, Inc. (“View”), a smart buildings platform and technology company, that was taken private by its creditors in connection with a Chapter 11 financial restructuring in May 2024.

CFAC III consummated its initial public offering in November 2020 and consummated its initial business combination in August 2021 with AEye, Inc. (“AEye”), a provider of active lidar systems technology for vehicle autonomy, advanced driver-assistance systems and robotic vision applications, whose stock price as of September 30, 2025 was $2.49 (after giving effect to a 30 to 1 reverse stock split in December 2023).

CFAC V consummated its initial public offering in February 2021 and consummated its initial business combination in January 2022 with Satellogic, Inc. (“Satellogic”), a vertically integrated geospatial analytics company, whose share price as of September 30, 2025 was $3.28.

CFAC VI consummated its initial public offering in February 2021 and consummated its initial business combination in September 2022 with Rumble Inc. (“Rumble”), a neutral video platform, whose stock price as of September 30, 2025 was $7.24.

CFAC VIII consummated its initial public offering in March 2021 and consummated its initial business combination in November 2023 with XBP Europe, Inc. (“XBP Europe”), a pan-European integrator of bills and payments, whose stock price as of September 30, 2025 was $0.8070.

CFAC IV consummated its initial public offering in December 2020 and was liquidated in December 2023. CFAC VII consummated its initial public offering in December 2021 and was liquidated in December 2024.

CEP consummated its initial public offering in August 2024 and consummated its initial business combination in December 2025 with Twenty One Capital, Inc. (“Twenty One”), a newly formed entity that aims to be the most effective public vehicle for Bitcoin accumulation and monetization, with a mission to accelerate Bitcoin adoption and Bitcoin literacy, and a pursuit of strategies to develop a range of Bitcoin-related financial and advisory services.

CEP I consummated its initial public offering in January 2025 and entered into a business combination agreement with respect to its initial business combination on July 16, 2025 with BSTR Holdings, Inc. (“BSTR”), BSTR Intermediate, BSTR Holdings (Cayman), BSTR Newco, LLC, PEMS Sub A, Inc., PEMS Sub B, Inc. and PEMS Merger Sub C, Inc. BSTR is a newly formed entity seeking to catalyze the fusion of Bitcoin and capital markets to accumulate Bitcoin, generate in-kind Bitcoin yield, and advise corporates and sovereigns on Bitcoin-based treasury strategies.

CEP II consummated its initial public offering in May 2025 and entered into a business combination agreement with respect to its initial business combination on October 27, 2025 with Securitize, Inc. (“Securitize”), Securitize Holdings, Inc., Pinecrest Merger Sub and Senna Merger Sub, Inc. Securitize is a leading platform for tokenizing real-world assets.

CEP IV consummated its initial public offering in August 2025 and CEP V consummated its initial public offering in November 2025.

CAEP refers to CEP I, CEP II, CEP IV and CEP V herein as the “Active Cantor SPACs” and CFAC I, CFAC II, CFAC III, CFAC IV, CFAC V, CFAC VI, CFAC VII, CFAC VIII and CEP as the “Prior Cantor SPACs.”

Notwithstanding the foregoing descriptions, past performance of Cantor, CAEP’s management team, any of their respective affiliates and any Prior Cantor SPAC is not a guarantee (i) that CAEP will be able to successfully consummate the closing of any business combination into which it has entered; or (ii) that the post-business combination performance of any such combined company will be positive. You should not rely on any positive historical performance records of Cantor, CAEP’s management team, any of their respective affiliates or any Prior Cantor SPAC as indicative of CAEP’s future performance. CAEP’s officers and directors may have conflicts of interest with other entities to which they owe fiduciary or contractual obligations with respect to initial business combination opportunities, including the Active Cantor SPACs.

Recent Developments

The Business Combination Agreement

On November 7, 2025, CAEP, Pubco, AIR, Cayman Merger Sub and Jersey Merger Sub entered into the Business Combination Agreement pursuant to which they agreed to effect the Business Combination on the terms set forth therein and as is described in this proxy statement/prospectus. CAEP Shareholders are being asked to vote to approve the Business Combination Agreement and the Business Combination. The Business Combination Agreement provides that, among other things: (i) Cayman Merger Sub will merge with and into CAEP in the Cayman Merger, with CAEP continuing as the surviving entity, as a result of which CAEP Shareholders will receive one Pubco Ordinary Share for each CAEP Class A Ordinary Share and each CAEP Class B Ordinary Share held by such CAEP Shareholder (other than any CAEP Class B Ordinary Shares surrendered by the Sponsor pursuant to the Sponsor Support Agreement and any CAEP Class A Ordinary Shares that have been validly redeemed), and (ii) Jersey Merger Sub will merge with and into AIR in the Jersey Merger, with AIR continuing as the surviving entity, as a result of which AIR Shareholders will receive Pubco Ordinary Shares in exchange for AIR Ordinary Shares as described in the Business Combination Agreement.

As a result of the Mergers and other Transactions, CAEP and AIR will become wholly-owned subsidiaries of Pubco and Pubco will become a publicly traded company listed, all upon the terms and subject to the conditions set forth in the Business Combination Agreement.

Fair Market Value of Acquisition Target

So long as CAEP maintains a listing for its CAEP Class A Ordinary Shares on Nasdaq, CAEP must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding taxes payable on the interest earned on the Trust Account) at the time of signing a definitive agreement in connection with its initial business combination. As discussed in the Section titled “The Business Combination Proposal — Satisfaction of 80% Test,” the CAEP Board made the determination as to the fair market value of the Business Combination and that this test was met in connection with the proposed Business Combination with AIR. The CAEP Board believes that the financial skills and background of its members qualified it to conclude that the Business Combination with AIR met this requirement

Voting Restrictions in Connection with the Meeting

CAEP Shareholders will be entitled to vote or direct votes to be cast at the Meeting if they owned CAEP Ordinary Shares at the close of business on , 2026, which is the Record Date for the Meeting. CAEP Shareholders are entitled to one vote at the Meeting for each CAEP Ordinary Share held as of the Record Date. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the Public Shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your Public Shares or, if you wish to attend the Meeting and vote, obtain a proxy from your broker, bank or nominee.

Redemption Rights for Public Shareholders upon Completion of the Business Combination

Under the CAEP Memorandum and Articles, in connection with any proposed initial business combination, if CAEP seeks shareholder approval of an initial business combination, Public Shareholders must be offered the opportunity to redeem their Public Shares, regardless of whether they vote for or against the proposed initial business combination, subject to the limitations described in the CAEP Memorandum and Articles as described in the CAEP IPO Prospectus and herein. Accordingly, in connection with the Business Combination with AIR, Public Shareholders may seek to redeem their Public Shares in accordance with the procedures set forth in this proxy statement/prospectus. Notwithstanding the foregoing, the CAEP Memorandum and Articles provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than 15% or more of the Public Shares in the aggregate, without the prior consent of CAEP.

Redemption of Public Shares and Liquidation if no Initial Business Combination

The CAEP Memorandum and Articles provides that CAEP will have only until the end of the Combination Period (which is a period of 24 months from the consummation of the CAEP IPO) to complete an initial business combination. If CAEP has not completed an initial business combination by the end of the Combination Period and does not seek CAEP Shareholder approval to amend the CAEP Memorandum and Articles to extend the date by which CAEP must consummate an initial business combination or by such earlier liquidation date as the CAEP Board may approve, CAEP will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten (10) business days thereafter subject to lawfully available funds therefor, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to CAEP to pay its taxes, divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of CAEP’s remaining shareholders and the CAEP Board, liquidate and dissolve, subject in each case to CAEP’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

CAEP has entered into letter agreements with the Sponsor and its officers and directors, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any CAEP Founder Shares or CAEP Private Placement Shares held by them if CAEP fails to complete an initial business combination by the end of the Combination Period. However, if such persons acquire Public Shares in or after the CAEP IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if CAEP fails to complete an initial business combination by the end of the Combination Period.

The Sponsor and CAEP’s directors and officers have also agreed that they will not propose any amendment to the CAEP Memorandum and Articles (i) to modify the substance or timing of CAEP’s obligation to allow redemptions in connection with an initial business combination or to redeem 100% of the Public Shares if CAEP does not complete an initial business combination by the end of the Combination Period or (ii) with respect to any other provisions relating to shareholders’ rights or pre-initial business combination activity, unless CAEP provides Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to CAEP to pay its taxes, divided by the number of then outstanding Public Shares.

CAEP expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the proceeds of the CAEP IPO and CAEP Private Placement held outside the Trust Account, the Sponsor Loan and any Working Capital Loans (as defined below). However, if those funds are not sufficient to cover the costs and expenses associated with implementing CAEP’s plan of dissolution, CAEP is not permitted to withdraw any interest earned on the Trust Account balance for such purpose.

As of the date of this proxy statement/prospectus, based on funds in the Trust Account of approximately $279.1 million as of September 30, 2025, the per-share redemption amount received by Public Shareholders upon CAEP’s dissolution would be approximately $10.26 per share (inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note and which amount takes into account CAEP’s estimate of the amount that may be withdrawn to pay applicable taxes). The funds deposited in the Trust Account could, however, become subject to the claims of CAEP’s creditors, which would have higher priority than the claims of Public Shareholders. CAEP cannot assure you that the actual per-share redemption amount received by Public Shareholders will not be substantially less than $10.26 per share. While CAEP intends to pay such amounts, if any, CAEP cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.

Although CAEP seeks to have all vendors, service providers (other than the underwriters of the CAEP IPO and Withum, its independent registered public accounting firm), prospective acquisition targets and other entities with which CAEP does business execute agreements with CAEP waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against CAEP’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, CAEP’s management will consider whether competitive alternatives are reasonably available to CAEP and will only enter into an agreement with such third-party if CAEP management believes that such third party’s engagement would be in the best interests of CAEP under the circumstances. Examples of possible instances where CAEP may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by CAEP management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where CAEP management is unable to find a service provider willing to execute a waiver. Withum and the underwriters of the CAEP IPO have not executed agreements with CAEP waiving such claims to the monies held in the Trust Account.

In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with CAEP and will not seek recourse against the Trust Account for any reason. To the extent any claims by a third party (other than Withum and the underwriters of the CAEP IPO) for services rendered or products sold to CAEP, or a prospective acquisition target with which CAEP has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) the sum of (A) $10.00 per Public Share and (B) $0.15 per redeemed Public Share pursuant to the funding of the Sponsor Note in connection with a Redemption Event and (ii) the sum of (A) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes paid and payable, and (B) $0.15 per redeemed Public Share pursuant to the Sponsor Note, then the Sponsor may be liable to CAEP pursuant to the Insider Letter, provided that such liability will not apply to any claims by a third party or prospective acquisition target who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under CAEP’s indemnity of the underwriters of the CAEP IPO against certain liabilities, including liabilities under the Securities Act.

However, CAEP has not asked the Sponsor to reserve for such indemnification obligations, nor has CAEP independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and CAEP believes that the Sponsor’s only assets are the CAEP Ordinary Shares that it owns. Therefore, CAEP cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for CAEP’s initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, CAEP may not be able to complete its initial business combination and a Public Shareholder would receive such lesser amount per Public Share in connection with any redemption of its Public Shares. None of CAEP’s officers or directors will indemnify CAEP for claims by third parties including, without limitation, claims by vendors and prospective acquisition targets.

In the event that the funds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the Trust Account assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, CAEP’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While CAEP currently expects that its independent directors would take legal action on CAEP’s behalf against the Sponsor to enforce its indemnification obligations to CAEP, it is possible that CAEP’s independent directors in exercising their business judgment may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. Accordingly, CAEP cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.15 per share (inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note).

If CAEP files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against CAEP that is not dismissed, the funds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in CAEP’s bankruptcy or insolvency estate and subject to the claims of third parties with priority over the claims of CAEP Shareholders. To the extent any bankruptcy or insolvency claims deplete the Trust Account, CAEP cannot assure you that it will be able to return $10.15 per share to Public Shareholders. Additionally, if CAEP files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against CAEP that is not dismissed, any distributions received by CAEP Shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by CAEP Shareholders. Furthermore, the CAEP Board may be viewed as having breached its fiduciary duty to CAEP’s creditors and/or may have acted in bad faith, and thereby exposing itself and CAEP to claims of punitive damages, by paying Public

Shareholders from the Trust Account prior to addressing the claims of creditors. CAEP cannot assure you that claims will not be brought against CAEP for these reasons.

Public Shareholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) CAEP’s completion of an initial business combination, (ii) in connection with a shareholder vote to amend the CAEP Memorandum and Articles (x) to modify the substance or timing of CAEP’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of the Public Shares if it does not complete its initial business combination by the end of the Combination Period or (y) with respect to any other provisions relating to shareholders’ rights or pre-initial business combination activity or (iii) if they redeem their respective Public Shares for cash upon the completion of CAEP’s initial business combination. In no other circumstances will a Public Shareholder have any right or interest of any kind to or in the Trust Account. In the event CAEP seeks shareholder approval in connection with its initial business combination, a Public Shareholder’s voting in connection with such initial business combination alone will not result in a Public Shareholder’s redeeming its Public Shares for an applicable pro rata share of the Trust Account. Such Public Shareholder must have also exercised its redemption rights described above. These provisions of the CAEP Memorandum and Articles, like all provisions of the CAEP Memorandum and Articles, may be amended with a shareholder vote.

Employees

CAEP currently has two executive officers: Brandon G. Lutnick, Chairman and Chief Executive Officer, and Jane Novak, Chief Financial Officer.

Directors and Executive Officers

CAEP’s executive directors and officers are as follows as of the date of this proxy statement/prospectus:

Name	Age	Title
Brandon G. Lutnick	27	Chairman and Chief Executive Officer
Jane Novak	61	Chief Financial Officer
Danny H. Salinas	45	Director
Robert J. Hochberg	63	Director

Brandon G. Lutnick has been CAEP’s Chairman and Chief Executive Officer since January 2025. Mr. Lutnick is also the Chairman and Chief Executive Officer of Cantor and CFGM, positions he has held since February 2025. Mr. Lutnick joined Cantor in April 2022 and most recently worked as an Executive at Cantor, driving the firm’s strategy and overseeing other projects relating to Cantor and its affiliates. Mr. Lutnick has also been a director of BGC Group, Inc. since February 2025. Mr. Lutnick has also served as the Chairman and Chief Executive Officer of CEP I since December 2024 and of each of CEP II, CEP IV and CEP V since January 2025. Mr. Lutnick previously served as the Chairman and Chief Executive Officer of CEP from December 2024 until consummation of its initial business combination with Twenty One in December 2025. Mr. Lutnick previously worked in equity sales and trading at CF&Co. from April 2022 to November 2023. Prior to joining Cantor, Mr. Lutnick started his career at Oak Hill Advisors where he served as a credit analyst from July 2021 to April 2022. Mr. Lutnick graduated from Stanford University with a B.S. in Symbolic Systems in May 2021. CAEP believes that Mr. Lutnick is qualified to serve as a member of the CAEP Board due to his business experience.

Jane Novak has been CAEP’s Chief Financial Officer since June 2024. Ms. Novak joined Cantor in October 2017 and, since then, has served as the Global Head of Accounting Policy. In this role, Ms. Novak provides guidance to Cantor and its affiliates on complex accounting matters, including, among other things, compliance with GAAP, the International Accounting Standards Board, and SEC pronouncements, establishing formal accounting policies, reviewing SEC filings, leading new accounting standards implementation and monitoring standard-setting activities. Ms. Novak has also served as the Chief Financial Officer of CEP I since May 2024 and of each of CEP II, CEP IV and CEP V since June 2024. Ms. Novak served as the Chief Financial Officer of CFAC III from July 2021 until consummation of its initial business combination with AEye in August 2021, as Chief Financial Officer of CFAC V from July 2021 until consummation of its business combination with Satellogic in January 2022, as Chief Financial Officer of CFAC VI from July 2021 until consummation of its business combination with Rumble in September 2022, as the Chief Financial Officer of CFAC VIII from July 2021 until consummation of its business combination with XBP Europe in November 2023, as the Chief Financial Officer of CEP from November 2021 until consummation of its business combination with Twenty One in December 2025, as the Chief Financial Officer of CFAC IV from July 2021 to December 2023 when it liquidated and as the Chief Financial Officer of CFAC VII from November 2021 to December 2024 when it liquidated. Prior to joining Cantor, Ms. Novak worked for a number of financial services institutions holding accounting policy, financial reporting and SEC reporting positions of progressive responsibility. Ms. Novak began her career in the audit practice at Deloitte’s New York office, serving financial services clients. Ms. Novak graduated summa cum laude from Brooklyn College, CUNY, with a B.S. in Accounting. Ms. Novak holds an active CPA license from the State of New York and is a member of the American Institute of Certified Public Accountants.

Danny H. Salinas has served as a member of the CAEP Board since June 2025. Mr. Salinas joined Cantor in September 2023 and has served as Senior Managing Director and Chief Financial Officer. As Chief Financial Officer, Mr. Salinas is responsible for Cantor’s financial operations, including accounting, finance, regulatory reporting, treasury, financial planning and analysis, as well as taxation, risk management and investor relations. Mr. Salinas is a seasoned veteran with over 20 years of experience. Mr. Salinas has also served as a director of CEP I since January 2025, CEP II since May 2025, CEP IV since August 2025 and CEP V since November 2025. Mr. Salinas previously served as a director of CEP from August 2024 until consummation of its business combination with Twenty One in December 2025. Prior to joining Cantor, he held various executive positions for over a decade at TD Bank Group. Mr. Salinas served as Chief Financial Officer in TD Securities from April 2018 to September 2023. Mr. Salinas served as Head of U.S. Tax Planning from March 2013 to March 2018. Mr. Salinas also practiced as a tax attorney at Simpson, Thacher & Bartlett, from September 2008 to March 2013, where he advised on strategic corporate transactions. He began his career at Deloitte & Touche, where he received his CPA license. Mr. Salinas holds FINRA Series 27 and 79 licenses. Mr. Salinas holds a J.D. from Georgetown University, where he graduated magna cum laude, and a B.S. in accounting from Rutgers University. CAEP believes that Mr. Salinas is qualified to serve as a member of the CAEP Board due to his extensive experience in business management.

Robert J. Hochberg has served as a member of the CAEP Board since June 2025. Mr. Hochberg is currently President and Chief Executive Officer of Numeric Computer Systems, Inc. (“Numeric”). Mr. Hochberg has served at Numeric as President since June 1984 and as Chief Executive Officer since November 1994. Numeric is a global software company with offices in New York, San Juan, Auckland, Jakarta and Sydney. Mr. Hochberg has also served as a director of Lightwave Acquisition Corp., a SPAC, since June 2025. Mr. Hochberg previously served as a director of CFAC I from January 2020 until the consummation of its business combination with GCM Grosvenor in November 2020, as a director of CFAC II from August 2020 until consummation of its business combination with View in March 2021, as a director of CFAC III from November 2020 until consummation of its business combination with AEye in August 2021, as a director of CFAC VIII from March 2021 until consummation of its business combination with XBP Europe in November 2023, as a director of CEP from August 2024 until consummation of its business combination with Twenty One in December 2025, and as a director of CFAC IV from December 2021 to December 2023 when it liquidated. Mr. Hochberg is a graduate of Vassar College, where he received a Bachelor of Arts in Economics. CAEP believes that Mr. Hochberg is qualified to serve as a member of the CAEP Board due to his extensive experience in business management.

Family Relationships

No family relationships exist between any of CAEP’s directors or executive officers.

Number and Terms of Office of Officers and Directors

CAEP has three directors. Prior to the closing of CAEP’s initial business combination, only holders of CAEP Class B Ordinary Shares are entitled to vote on the appointment and removal of directors or continuing CAEP in a jurisdiction outside the Cayman Islands (including any special resolution required to adopt new constitutional documents as a result of CAEP approving a transfer by way of continuation to a jurisdiction outside the Cayman Islands). Holders of the Public Shares are not entitled to vote on such matters during such time. These provisions of the CAEP Memorandum and Articles relating to these rights of holders of CAEP Class B Ordinary Shares may be amended by a special resolution passed by a majority of at least 90% of CAEP Ordinary Shares voting in a general meeting. Approval of CAEP’s initial business combination will require the affirmative vote of a majority of the CAEP Board. The CAEP Board is divided into two classes with only one class of directors being appointed in each year and each class (except for those directors appointed prior to the first annual general meeting of shareholders) serving a two-year term. In accordance with Nasdaq corporate governance requirements, CAEP is not required to hold an annual general meeting until one year after its first fiscal year end following CAEP’s listing on Nasdaq. The term of office of the first class of directors, consisting of Mr. Hochberg, will expire at CAEP’s first annual general meeting. The term of office of the second class of directors, consisting of Mr. Lutnick and Mr. Salinas, will expire at CAEP’s second annual general meeting. CAEP may not hold an annual general meeting until after it consummates its initial business combination. Subject to the terms of any preference shares, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then issued and outstanding CAEP Ordinary Shares entitled to vote generally in the appointment of directors, voting together as a single class; provided, however, that prior to the consummation of CAEP’s initial business combination, any or all of the directors may be removed from office, for cause or not for cause, only by the affirmative vote of holders of a majority of the voting power of all then issued and outstanding CAEP Class B Ordinary Shares. Subject to any other special rights applicable to the CAEP Shareholders, including holders of preference shares, whenever any director shall have been elected by the holders of any class of shares voting separately as a class, such director may be removed and the vacancy filled only by the holders of that class of shares voting separately as a class. Vacancies caused by any such removal and not filled by the CAEP Shareholders at the meeting at which such removal shall have been made, or any vacancy caused by the death or resignation of any director or for any other reason, and any newly created directorship resulting from any increase in the authorized number of directors, may be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum, and in any case, prior to the consummation of CAEP’s initial business combination, by a majority of the holders of the CAEP Class B Ordinary Shares, and any director so elected to fill any such vacancy or newly created directorship shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

CAEP’s officers are appointed by the CAEP Board and serve at the discretion of the CAEP Board, rather than for specific terms of office. The CAEP Board is authorized to appoint persons to the offices set forth in the CAEP Memorandum and Articles as it deems appropriate. The CAEP Memorandum and Articles provide that its officers may consist of a Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Senior Managing Directors, Managing Directors, President, Vice Presidents, Secretary, Treasurer, Assistant Secretaries and such other offices as may be determined by the CAEP Board.

Controlled Company Exemption

Prior to the consummation of an initial business combination, only holders of the CAEP Class B Ordinary Shares have the right to vote on the appointment or removal of directors. As a result, Nasdaq considers CAEP to be a “controlled company” within the meaning of Nasdaq rules. Under these rules, a company may elect to utilize exemptions from certain of Nasdaq’s corporate governance requirements, including the requirements (a) that a majority of the board consists of independent directors; (b) for an annual performance evaluation of the nominating and corporate governance and compensation committees; (c) that the company has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (d) that the company has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibility. CAEP relies on certain of these exemptions from the corporate governance requirements of Nasdaq. As a result, Public Shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Director Independence

Although in general under the Nasdaq Rules, a majority of a listed company’s board of directors must be independent, CAEP relies on the “controlled company” exemption from such requirement and therefore may not always have a majority of independent directors on the CAEP Board. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the CAEP Board, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The CAEP Board has determined that Robert Hochberg is an “independent director” as defined in the Nasdaq listing standards and applicable SEC rules. CAEP’s independent directors will have regularly scheduled meetings at which only independent directors are present.

Officer and Director Compensation

Except as described below, none of CAEP’s officers or directors has received any cash compensation for services rendered to CAEP. Except as described below, to date, no compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by CAEP to its officers and directors, or, other than as described herein, to the Sponsor or any affiliate of the Sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of CAEP’s initial business combination (regardless of the type of transaction that it is). However, CAEP pays cash fees to its independent directors of $50,000 per year, payable quarterly. In addition, commencing on June 26, 2025, the date the CAEP Class A Ordinary Shares were first listed on Nasdaq, CAEP commenced paying the Sponsor $10,000 per month for office space, administrative and shared personnel support services. In addition, CAEP’s officers and directors will be reimbursed for any out-of-pocket expenses incurred in connection with activities on CAEP’s behalf such as identifying potential acquisition targets and performing due diligence on suitable business combinations. The CAEP Audit Committee reviews on a quarterly basis all payments that were made to the Sponsor, officers or directors, or CAEP or their affiliates. Any such payments prior to an initial business combination are, and will be, made using funds held outside the Trust Account. Other than quarterly CAEP Audit Committee review of such payments, CAEP does not have any additional controls in place governing its reimbursement payments to its directors and officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.

CAEP has engaged CF&Co. pursuant to the Business Combination Marketing Agreement as an advisor in connection with an initial business combination to assist CAEP in holding meetings with CAEP Shareholders to discuss the potential initial business combination and the acquisition target’s attributes, introduce CAEP to potential investors that are interested in purchasing its securities and assist CAEP with its press releases and public filings in connection with an initial business combination. CAEP will pay CF&Co. a cash fee of $10,380,000 for such services upon the consummation of an initial business combination, including the Business Combination.

CAEP has also engaged CF&Co. pursuant to the CF&Co. M&A Engagement Letter as CAEP’s exclusive financial advisor for the Business Combination. Pursuant to the CF&Co. M&A Engagement Letter, for the services provided thereto, CF&Co. will receive a cash fee at Closing equal to 1.5% of the enterprise value of AIR less $2 million, which fee will be reduced by an amount equal to the lesser of (i) $1.98 million and (ii) the product of: (x) 5.5%, (y) $10.00 and (z) the number of Public Shares redeemed in connection with the Transactions.

After the completion of the Business Combination, directors or members of CAEP’s management team who remain with Pubco may be paid consulting or management fees from Pubco. CAEP has not established any limit on the amount of such fees that may be paid by Pubco to CAEP’s directors or members of management. Any compensation to be paid to CAEP’s officers will be determined, or recommended to the Pubco Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the Pubco Board. However, as of the date hereof, none of CAEP’s directors or officers are expected to remain with Pubco after the Closing and receive any fees from Pubco for providing any services in their capacity as such.

CAEP does not intend to take any action to ensure that members of CAEP’s management team maintain their positions with Pubco after the Closing. CAEP is not party to any agreements with its officers and directors that provide for benefits upon termination of employment.

Committees of the CAEP Board

The CAEP Board has two standing committees: the CAEP Audit Committee and the CAEP Compensation Committee. Subject to phase-in rules and certain limited exceptions, Nasdaq rules and Rule 10A-3 under the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. In addition, Nasdaq rules generally require that the compensation committee of a listed company be comprised solely of independent directors, subject to certain limited exceptions set forth thereunder.

CAEP Audit Committee

CAEP has established the CAEP Audit Committee. Robert Hochberg serves as member and chair of the CAEP Audit Committee. Under Nasdaq listing standards and applicable SEC rules, CAEP is required to have at least three members of the CAEP Audit Committee, all of whom must be independent, subject to certain phase-in provisions. Mr. Hochberg meets the independent director standards under Nasdaq listing standards and under Rule 10-A-3(b)(1) under the Exchange Act. CAEP intends to appoint additional independent directors to the CAEP Audit Committee during the one-year phase-in period that commenced on the date of the CAEP IPO.

Each member of the CAEP Audit Committee is financially literate and the CAEP Board has determined that Mr. Hochberg qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

CAEP has adopted a charter for the CAEP Audit Committee, which details the principal functions of the CAEP Audit Committee, including, among other items:

•
the appointment, compensation, retention, replacement and oversight of the work of the independent registered public accounting firm engaged by CAEP;
•
pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by CAEP, and establishing pre-approval policies and procedures;
•
setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including, but not limited to, as required by applicable laws and regulations;
•
setting clear policies for audit partner rotation in compliance with applicable laws and regulations;
•
obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and CAEP to assess the independent registered public accounting firm’s independence;
•
reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to CAEP entering into such transaction; and
•
reviewing with management, the independent registered public accounting firm and CAEP’s legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding CAEP’s financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

CAEP Compensation Committee

CAEP has established the CAEP Compensation Committee. Robert Hochberg serves as member and chair of the CAEP Compensation Committee. CAEP intends to appoint additional independent directors to the CAEP Compensation Committee during the one-year phase-in period that commenced on the date of the CAEP IPO.

CAEP has adopted a charter for the CAEP Compensation Committee, which details the principal functions of the CAEP Compensation Committee, including, among other items:

•
reviewing and approving on an annual basis the corporate goals and objectives relevant to CAEP’s Chief Executive Officer’s compensation, if any is paid by CAEP, evaluating CAEP’s Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of CAEP’s Chief Executive Officer based on such evaluation;
•
reviewing and approving on an annual basis the compensation, if any is paid by CAEP, of all of CAEP’s other officers;
•
reviewing on an annual basis CAEP’s executive compensation policies and plans;
•
implementing and administering CAEP’s incentive compensation equity-based remuneration plans, if any;
•
assisting management in complying with CAEP’s proxy statement and annual report disclosure requirements;
•
approving all special perquisites, special cash payments and other special compensation and benefit arrangements for CAEP’s officers and employees;
•
if required, producing a report on executive compensation to be included in CAEP’s annual proxy statement; and
•
reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The CAEP Memorandum and Articles also provides that the CAEP Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the CAEP Compensation Committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Compensation Recovery and Clawback Policy

Under the Sarbanes-Oxley Act, in the event of misconduct that results in a financial restatement that would have reduced a previously paid incentive amount to any of CAEP’s current or former executive officers, CAEP can recoup such improper payments from its applicable current or former executive officers. The SEC has also adopted Rule 10D-1 under the Exchange Act (the “SEC Clawback Rule”) which, among other things, directed national securities exchanges to require listed companies to implement policies intended to recoup incentive-based compensation paid to current or former executives if the company is found to have misstated its financial results. Nasdaq adopted Nasdaq Rule 5608 (the “Nasdaq Clawback Rule” and together with the SEC Clawback Rule, the “Clawback Rules”) to effect the foregoing.

CAEP has adopted the Executive Compensation Clawback Policy (the “Clawback Policy”) that is compliant with the Clawback Rules. The Clawback Policy provides for the mandatory recovery of erroneously awarded incentive-based compensation from CAEP’s current and former executive officers as defined in the SEC Clawback Rule (“Covered Officers”) in accordance with the Clawback Rules in the event that CAEP is required to prepare an accounting restatement. The recovery of such compensation applies regardless of whether a Covered Officer engaged in misconduct or otherwise caused or contributed to the requirement of an accounting restatement. Under the Clawback Policy, the CAEP Board may recoup from the Covered Officers’ erroneously awarded incentive-based compensation received within a lookback period of the three completed fiscal years preceding the date on which CAEP is required to prepare an accounting restatement.

Director Nominations

CAEP does not have a standing nominating committee, though it intends to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq Rules. As there is no standing nominating committee, CAEP has not adopted a nominating committee charter. Generally, companies are required by Nasdaq Listing Rule 5605 to select director nominees through either (i) a vote solely of independent directors or (ii) a nominations committee comprised solely of independent directors. However, CAEP relies on the “controlled company” exemption and is therefore exempt from this requirement.

Director candidates may be nominated by the holders of CAEP Class B Ordinary Shares, which have the exclusive right to vote on directors prior to an initial business combination. The CAEP Board will also consider director candidates recommended for nomination by other CAEP Shareholders during such times as they are seeking proposed nominees to stand for election at the next annual general meeting (or, if applicable, an extraordinary general meeting). CAEP Shareholders that wish to nominate a director for appointment to the CAEP Board should follow the procedures set forth in the CAEP Memorandum and Articles. However, prior to an initial business combination, holders of Public Shares do not have the right to recommend director candidates for nomination to the CAEP Board.

CAEP has not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the CAEP Board considers educational background, diversity of professional experience, knowledge of CAEP’s business, integrity, professional reputation, independence, wisdom and the ability to represent the best interests of CAEP Shareholders.

Compensation Committee Interlocks and Insider Participation

None of CAEP’s officers currently serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more officers serving on the CAEP Board.

Trading Policies

On June 25, 2025, CAEP adopted insider trading policies and procedures governing the purchase, sale and/or other dispositions of CAEP’s securities by directors, officers and employees, which are reasonably designed to promote compliance with insider trading laws, rules and regulations and the applicable Nasdaq rules (the “Insider Trading Policy”).

Code of Ethics

CAEP has adopted a Code of Ethics applicable to its directors, officers and employees. CAEP has filed a copy of its Code of Ethics and the charters for the CAEP Audit Committee and the CAEP Compensation Committee charters as exhibits to the CAEP IPO Prospectus. You are able to review these documents by accessing CAEP’s public filings at the SEC’s website at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from CAEP. CAEP intends to disclose any amendments to or waivers of certain provisions of its Code of Ethics, including any implicit waiver from a provision of the Code of Ethics applicable to its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions requiring disclosure under applicable SEC or Nasdaq rules, in a Current Report on Form 8-K. See the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Conflicts of Interest

As a matter of Cayman Islands law, directors and officers owe the following fiduciary duties:

(i)
duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;
(ii)
duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;
(iii)
directors should not improperly fetter the exercise of future discretion;
(iv)
duty to exercise powers fairly as between different sections of shareholders;
(v)
duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and
(vi)
duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the CAEP Memorandum and Articles or alternatively by shareholder approval at general meetings.

Each of CAEP’s officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to at least one other entity pursuant to which such officer or director will be required to present a business opportunity. The Sponsor, CAEP’s directors and officers, Cantor and their respective affiliates may sponsor, form or participate in the formation of, or become an officer or director of, any other blank check company or may pursue other business or investment ventures. Any such companies, businesses or investments may present additional conflicts of interest in pursuing a business opportunity. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. The CAEP Memorandum and Articles provides that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as CAEP; and (ii) CAEP shall renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and CAEP, on the other. These conflicts may not be resolved in

CAEP’s favor. However, based on the existing relationships of the Sponsor and CAEP’s directors and officers, the fact that CAEP may consummate a business combination with a target in a wide range of industries, as well as the experiences of certain of CAEP’s directors and officers and affiliates of the Sponsor with the Prior Cantor SPACs, CAEP does not believe that the fiduciary duties or contractual obligations of its directors or officers materially affected CAEP’s search for an acquisition target or its ability to enter into Business Combination.

Below is a table summarizing the entities to which CAEP’s directors and officers currently have fiduciary duties or contractual obligations or other material management relationships that may present a conflict of interest:

Individual	Entity	Entity’s Business	Affiliation
Brandon G. Lutnick	Cantor Fitzgerald, L.P.(1)	Financial holding company	Chairman and Chief Executive Officer
	Cantor Equity Partners I, Inc.	Blank check company	Chairman and Chief Executive Officer
	Cantor Equity Partners II, Inc.	Blank check company	Chairman and Chief Executive Officer
	Cantor Equity Partners IV, Inc.	Blank check company	Chairman and Chief Executive Officer
	Cantor Equity Partners V, Inc.	Blank check company	Chairman and Chief Executive Officer
	BGC Group, Inc.	Public company — financial services	Director
Jane Novak	Cantor Fitzgerald, L.P.(1)	Financial holding company	Managing Director
	Cantor Equity Partners I, Inc.	Blank check company	Chief Financial Officer
	Cantor Equity Partners II, Inc.	Blank check company	Chief Financial Officer
	Cantor Equity Partners IV, Inc.	Blank check company	Chief Financial Officer
	Cantor Equity Partners V, Inc.	Blank check company	Chief Financial Officer
Danny Salinas	Cantor Fitzgerald, L.P.(1)	Financial holding company	Chief Financial Officer
	Cantor Equity Partners I, Inc.	Blank check company	Director
	Cantor Equity Partners II, Inc.	Blank check company	Director
	Cantor Equity Partners IV, Inc.	Blank check company	Director
	Cantor Equity Partners V, Inc.	Blank check company	Director nominee
Robert Hochberg	Numeric Computer Systems, Inc.	Global software company	President and Chief Executive Officer
	Lightwave Acquisition Corp.	Blank check company	Director

(1)
Includes direct and indirect subsidiaries of Cantor Fitzgerald, L.P. including entities that are not wholly-owned, directly or indirectly, by Cantor Fitzgerald, L.P.

Legal Proceedings

To the knowledge of CAEP’s management, there is no litigation currently pending or contemplated against CAEP, or any of its respective officers or directors in their capacity as such or against any CAEP property.

Periodic Reporting and Audited Financial Statements

CAEP has registered the CAEP Class A Ordinary Shares under the Exchange Act and has reporting obligations, including the requirement that it file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, CAEP’s annual report will contain financial statements audited and reported on by CAEP’s independent registered public accountants.

CAEP’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this section of this proxy statement/prospectus to CAEP’s “management” or CAEP’s “management team” refer to CAEP’s officers and directors. The following discussion and analysis provides information which CAEP’s management believes is relevant to an assessment and understanding of its results of operations and financial condition. This discussion and analysis should be read together with the sections of the proxy statement/prospectus entitled “Information Related to CAEP” and CAEP’s financial statements and related notes thereto that are included elsewhere in the proxy statement/prospectus. In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in the proxy statement/prospectus.

Overview

CAEP is a blank check company incorporated in the Cayman Islands on November 11, 2020, for the purpose of effecting an initial business combination. The Sponsor is Cantor EP Holdings III, LLC.

Although CAEP is not limited in its search for acquisition targets to a particular industry or sector for the purpose of consummating an initial business combination, CAEP is focusing its search on companies operating in the financial services, digital assets, healthcare, real estate services, technology and software industries. CAEP is an early stage and emerging growth company and, as such, CAEP is subject to all of the risks associated with early stage and emerging growth companies.

The registration statements for the CAEP IPO became effective on June 25, 2025. On June 27, 2025, CAEP consummated the CAEP IPO of 27,600,000 CAEP Class A Ordinary Shares, including 3,600,000 CAEP Class A Ordinary Shares issued pursuant to the full exercise of the underwriters’ over-allotment option. The Public Shares were sold at a price of $10.00 per share, generating gross proceeds of $276,000,000.

Simultaneously with the closing of the CAEP IPO, CAEP consummated the sale of 580,000 CAEP Private Placement Shares, at a price of $10.00 per share, to the Sponsor in the CAEP Private Placement, generating gross proceeds of $5,800,000.

Following the closing of the CAEP IPO and the CAEP Private Placement on June 27, 2025, an amount of $276,000,000 ($10.00 per share) from the net proceeds of the CAEP IPO and the CAEP Private Placement was placed in the Trust Account located in the United States with CST acting as trustee. The funds in the Trust Account were initially held in an account at J.P. Morgan Chase Bank, N.A. and on June 30, 2025, were transferred to an account at CF Secured, LLC (“CF Secured”), an affiliate of the Sponsor. The Trust Account may be invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by CAEP meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, or held as cash or cash items (including in demand deposit accounts) at a bank as determined by CAEP, until the earlier of: (i) the completion of an initial business combination and (ii) the distribution of the Trust Account, as described below.

CAEP has until June 27, 2027 (24 months from the closing of the CAEP IPO), or until such earlier liquidation date as the CAEP Board may approve or such later date as the CAEP Shareholders may approve pursuant to the CAEP Memorandum and Articles, to consummate an initial business combination. If CAEP is unable to complete an initial business combination by the end of the Combination Period, CAEP will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to CAEP to pay taxes, divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining CAEP Shareholders and the CAEP Board, liquidate and dissolve, subject, in each case, to CAEP’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

On January 24, 2024, the SEC adopted the 2024 SPAC Rules, effective from July 1, 2024. The 2024 SPAC Rules require, among other matters, (i) additional disclosures relating to SPAC business combination transactions; (ii) additional disclosures relating to dilution and to conflicts of interest involving sponsors and their affiliates in both SPAC initial public offerings and business combination transactions; (iii) additional disclosures regarding projections included in SEC filings in connection with proposed business combination transactions; and (iv) the requirement that both the SPAC and its acquisition target be co-registrants for business combination registration statements. In addition, the SEC’s adopting release provided guidance describing circumstances in which a SPAC could become subject to regulation under the Investment Company Act, including its duration, asset composition, business purpose and the activities of the SPAC and its management team in furtherance of such goals. The 2024 SPAC Rules may materially affect CAEP’s ability to negotiate and complete an initial business combination and may increase the costs and time related thereto.

In March 2024, the SEC adopted final rules relating to The Enhancement and Standardization of Climate-Related Disclosures for Investors, that would require registrants to provide climate-related disclosures in registration statements and certain periodic reports. The final rules set forth requirements for disclosure of material climate-related risks, mitigation activities, targets and goals, and governance. The rules also require disclosure of certain greenhouse gas emissions metrics and attestation of emissions disclosures. Subsequent to the issuance of the final rules, in April 2024, the SEC has released an order staying the final rules pending judicial review of all of the petitions challenging the rules and in March 2025, the SEC voted to end its defense of the rules. CAEP is continuing to monitor the developments pertaining to the rules. However, if these reporting requirements are implemented following the completion of judicial review, they may significantly increase the complexity of CAEP’s periodic reporting as a U.S. public company.

Business Combination with AIR

On November 7, 2025, CAEP entered into the Business Combination Agreement, pursuant to which, (i) Cayman Merger Sub will merge with and into CAEP, with CAEP continuing as the surviving entity, and as a result of which CAEP Shareholders will receive one Pubco Ordinary Share for each CAEP Ordinary Share held by such CAEP Shareholder (other than any CAEP Class B Ordinary Shares surrendered by the Sponsor and any CAEP Class A Ordinary Shares that have been validly redeemed) and (ii) immediately following, Jersey Merger Sub will merge with and into AIR, with AIR continuing as the surviving entity, and as a result of which AIR Shareholders will receive Pubco Ordinary Shares in exchange for their interests in AIR as described in the Business Combination Agreement. As a result of the Mergers and the other Transactions, CAEP and AIR will become wholly-owned subsidiaries of Pubco and Pubco will become a publicly traded company listed, all upon the terms and subject to the conditions set forth in the Business Combination Agreement.

Concurrently with the execution of the Business Combination Agreement, CAEP, Pubco, AIR and the Sponsor entered into the Sponsor Support Agreement, pursuant to which, among other things, the Sponsor agreed (i) to vote its CAEP Class A Ordinary Shares and CAEP Class B Ordinary Shares in favor of the Business Combination Agreement and the Business Combination, (ii) to waive the antidilution protection applicable to the CAEP Class B Ordinary Shares under the CAEP Memorandum and Articles so that the CAEP Class B Ordinary Shares will convert into CAEP Class A Ordinary Shares only upon the Initial Conversion Ratio (as defined in the CAEP Memorandum and Articles to be 1:1) in connection with the Transactions, (iii) to surrender for no consideration 3,400,000 CAEP Class B Ordinary Shares immediately prior to the Cayman Merger, and (iv) to subject 1,500,000 of the Pubco Ordinary Shares that the Sponsor will receive in exchange for its CAEP Class B Ordinary Shares to forfeiture and vesting based on an earn-out during the five year period after the Closing on the terms and conditions set forth in the Sponsor Support Agreement.

Liquidity and Capital Resources

As of December 31, 2024 and December 31, 2023, CAEP had $0 and $0, respectively, of cash in its operating account. As of December 31, 2024 and December 31, 2023, CAEP had a working capital deficit of approximately $164,000 and $0, respectively. As of December 31, 2024 and December 31, 2023, approximately $0 and $0, respectively, of the amount earned on funds held in the Trust Account was available to pay taxes, if any.

In order to finance transaction costs in connection with an initial business combination, the Sponsor has committed to loan CAEP up to $1,750,000 pursuant to the Sponsor Loan to fund CAEP’s expenses relating to investigating and selecting a target business and other working capital requirements, of which no amount has been drawn by CAEP as of December 31, 2024 and December 31, 2023, respectively.

If the Sponsor Loan is insufficient, the Sponsor or an affiliate of the Sponsor, or certain of CAEP’s officers and directors may, but are not obligated to, provide CAEP additional loans (“Working Capital Loans”). As of December 31, 2024 and December 31, 2023, CAEP did not have any borrowings under the Working Capital Loans.

Based on the foregoing, management believes that CAEP will have sufficient working capital and borrowing capacity from the Sponsor to meet its needs through the earlier of the consummation of an initial business combination or one year from the date of this proxy statement/prospectus. Over this time period, CAEP will be using these funds for paying existing accounts payable, pursuing and consummating the Business Combination and, to the extent the Business Combination Agreement is terminated prior to the Closing, identifying and evaluating new prospective acquisition targets, performing due diligence on such new prospective acquisition targets, selecting the new acquisition target to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Results of Operations

For the year ended December 31, 2024, CAEP had a net loss of approximately $61,000, which resulted from approximately $61,000 of general and administrative expenses.

For the year ended December 31, 2023, CAEP had a net loss of approximately $3,000, which resulted from approximately $3,000 of general and administrative expenses.

Factors That May Adversely Affect CAEP’s Results of Operations

CAEP’s results of operations and its ability to complete the Business Combination or another initial business combination may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond CAEP’s control. CAEP’s results of operations and its ability to consummate the Business Combination or another initial business combination could be impacted by, among other things, downturns in the financial markets or in economic conditions, fluctuations in interest rates, and geopolitical instability, such as the military conflicts in Ukraine and the Middle East. CAEP cannot at this time predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact CAEP’s business and CAEP’s ability to complete the Business Combination or another initial business combination.

Contractual Obligations

Business Combination Marketing Agreement

CAEP engaged CF&Co., an affiliate of the Sponsor, as an advisor in connection with an initial business combination to assist CAEP in holding meetings with CAEP Shareholders to discuss the potential initial business combination and the acquisition target’s attributes, introduce CAEP to potential investors that are interested in purchasing CAEP’s securities and assist CAEP with its press releases and public filings in connection with an initial business combination. CAEP will pay CF&Co. a cash fee for such services upon the consummation of the Business Combination or another initial business combination in an amount of $10,380,000.

CF&Co. M&A Engagement Letter

CAEP has also engaged CF&Co. pursuant to the CF&Co. M&A Engagement Letter as CAEP’s exclusive financial advisor for the Business Combination. Pursuant to the CF&Co. M&A Engagement Letter, for the services provided thereto, CF&Co. will receive a cash fee at Closing equal to 1.5% of the enterprise value of AIR less $2 million, which fee will be reduced by an amount equal to the lesser of (i) $1.98 million and (ii) the product of: (x) 5.5%, (y) $10.00 and (z) the number of Public Shares redeemed in connection with the Transactions.

Related Party Loans

In connection with the CAEP IPO, the Sponsor agreed to lend CAEP up to $4,140,000 pursuant to the Sponsor Note in connection with each Redemption Event, such that an amount equal to $0.15 per redeemed Public Share being redeemed in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed shares on such Redemption Event. The Sponsor Note does not bear interest and is repayable by CAEP to the Sponsor, upon consummation of the Business Combination; provided that, at any time beginning 60 days after the date of the CAEP IPO, at the Sponsor’s option, all or any portion of the amount outstanding under the Sponsor Note may be converted into CAEP Class A Ordinary Shares at a conversion price of $10.00 per share. If CAEP is unable to consummate an initial business combination, the Sponsor Note would be repaid only out of funds held outside of the Trust Account. The Sponsor has waived any claims against the Trust Account in connection with the Sponsor Note.

In order to finance transaction costs in connection with an intended initial business combination, the Sponsor has committed up to $1,750,000 in the Sponsor Loan to be provided to CAEP to fund expenses relating to investigating and selecting an acquisition target and other working capital requirements, including $10,000 per month for office space, administrative and shared personnel support services that will be paid to the Sponsor, after the CAEP IPO and prior to an initial business combination. The Sponsor Loan does not bear interest and is repayable by CAEP to the Sponsor upon consummation of the Business Combination or another initial business combination; provided that, at the Sponsor’s option, at any time beginning 60 days after the date of the CAEP IPO, all or any portion of the amount outstanding under the Sponsor Loan may be converted into CAEP Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Loan would be repaid only out of funds held outside the Trust Account. If the Sponsor Loan is insufficient, the Sponsor or an affiliate of the Sponsor, or certain of CAEP’s officers and directors may, but are not obligated to, provide CAEP with Working Capital Loans.

As of December 31, 2024 and December 31, 2023, CAEP had no borrowings under the Sponsor Loan, the Working Capital Loans or the Sponsor Note.

See Note 4 — “Related Party Transactions” and Note 5 — “Commitments and Contingencies” to CAEP’s financial statements included elsewhere in this proxy statement/prospectus for information regarding additional contractual obligations.

Critical Accounting Policies and Estimates

CAEP has identified the following as its critical accounting policies:

Use of Estimates

The preparation of CAEP’s financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, income and expenses, and disclosure of contingent assets and liabilities, in CAEP’s financial statements. These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments, and CAEP evaluates these estimates on an ongoing basis. To the extent actual experience differs from the assumptions used, CAEP’s balance sheets, statements of operations, statements of shareholders’ equity (deficit) and statements of cash flows could be materially affected. CAEP believes that the following accounting policies involve a higher degree of judgment and complexity.

Emerging Growth Company

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. CAEP has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, CAEP, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of CAEP’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standard used.

CAEP Class A Ordinary Shares Subject to Possible Redemption

CAEP accounts for the CAEP Class A Ordinary Shares subject to possible redemption in accordance with the guidance in ASC 480, Distinguishing Liabilities from Equity. CAEP Class A Ordinary Shares subject to mandatory redemption (if any) are classified as liability instruments and measured at fair value. Conditionally redeemable CAEP Class A Ordinary Shares (including CAEP Class A Ordinary Shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within CAEP’s control) are classified as temporary equity. At all other times, CAEP Class A Ordinary Shares are classified as shareholders’ equity. All of the Public Shares feature certain redemption rights that are considered to be outside of CAEP’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2024 and December 31, 2023, 0 and 0 CAEP Class A Ordinary Shares subject to possible redemption, respectively, are presented as temporary equity outside of the shareholders’ deficit section of CAEP’s balance sheets. CAEP recognizes any subsequent changes in redemption value immediately as they occur and adjusts the carrying value of redeemable CAEP Class A Ordinary Shares to the redemption value at the end of each reporting period. Immediately upon the closing of the CAEP IPO, CAEP recognized the accretion from initial book value to redemption amount value of redeemable CAEP Class A Ordinary Shares. This method would view the end of the reporting period as if it were also the redemption date for the security. The change in the carrying value of redeemable CAEP Class A Ordinary Shares also resulted in charges against Additional paid-in capital and Accumulated deficit.

Net Loss Per CAEP Ordinary Share

CAEP complies with the accounting and disclosure requirements of ASC 260, Earnings Per Share. Net loss per CAEP Ordinary Share is computed by dividing net loss applicable to shareholders by the weighted average number of CAEP Ordinary Shares outstanding for the applicable periods. CAEP applies the two-class method in calculating earnings per share and allocates net loss pro rata to CAEP Class A Ordinary Shares subject to possible redemption, nonredeemable CAEP Class A Ordinary Shares and CAEP Class B Ordinary Shares. Accretion associated with the redeemable CAEP Class A Ordinary Shares is excluded from earnings per share as the redemption value approximates fair value.

See Note 2 — “Summary of Significant Accounting Policies” to CAEP’s financial statements included elsewhere in this proxy statement/prospectus for additional information regarding these critical accounting policies and other significant accounting policies.

Off-Balance Sheet Arrangements and Contractual Obligations

As of December 31, 2024 and December 31, 2023, CAEP did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations.

BUSINESS OF AIR AND CERTAIN INFORMATION ABOUT AIR

Unless the context otherwise requires, all references in this section to “we,” “us,” “our,” or “AIR” refer to AIR Limited and its subsidiaries, which are presented in the AIR Limited audited consolidated financial statements included in this proxy statement/prospectus.

Overview

We are a leading global producer of branded flavored molasses (commonly known as “hookah”, “shisha” or “mu’assel”), a tobacco-based mixture that is commonly around 15% to 25% tobacco by weight and typically inhaled via a water pipe. We estimated our global market share to be approximately 36% to 44% in the markets in which we operate (excluding Russia and Turkey) as of December 31, 2024, according to the 2025 Market Assessment Report. In particular, we hold approximately 60% to 65% market share in the United States, 50% to 55% market share in KSA, 20% to 30% market share in Germany and 30% to 40% market share in Spain by sales volume as of December 31, 2024 within the flavored shisha category. We consider ourselves the only global market participant in the branded flavored molasses industry, with our sales volume surpassing the estimated combined share of our next four competitors, who remain regional or local, as of December 31, 2024.

We produce and sell branded flavored molasses through a variety of sales channels, including directly to consumers and through distributors and licensed retailers, in over 90 markets worldwide, according to internal company data. Our products are enjoyed by consumers both at home and in leisure venues such as lounges and hospitality establishments, including HoReCa. According to the 2025 Market Assessment Report, based on our sales data and internal calculations, approximately 65% of global flavored molasses volume is estimated to be consumed at home and only 35% in lounges (assuming consumption formats of 500g and above is for lounges and under 500g for home consumption), while approximately 85% of the total consumer spend on flavored molasses is estimated to occurs in lounges, with 15% at home (assuming consumers pay approximately 10x price in a lounge for a session compared to equivalent retail price of molasses for home consumption), which illustrates the importance of lounges in the value chain.

We are committed to innovation, exemplified by our development of new, non-combustible products (often referred to in the industry as “next generation products” or “reduced risk nicotine products”) such as OOKA, our charcoal-free, electrically heated hookah, and recent launch of VANT, a vaping product which we anticipate will be the first advanced inhalation system of its kind. While our focus on innovation and creating an attractive lifestyle experience positions us to enter and grow in new markets, our established expertise in flavored molasses under the Al Fakher, Shisha Kartel, Zødiac, Kloud King, Pacific Realms, NameLess and Al Aseel brands is positioned to ensure our continued brand excellence in regions with a rich tradition of hookah consumption, such as Egypt and the GCC countries. This dual focus makes our brand both “local” and “global.”

While the consumption of hookah is a practice deeply rooted in cultural tradition, it has evolved into a modern, inclusive social activity that attracts newcomers. Hookah benefits from a wide consumer base across social classes and age groups in traditional markets, while also gaining popularity among diverse consumers in regions without a historical tradition of hookah use. According to the AIR Inhalation Categories Penetration Report of August 2023, conducted from May 2023 to July 2023 on 14,326 adult respondents in the United States, Spain, Germany, KSA, the UAE and Iraq (“Penetration Report”), the hookah experience resonates with a variety of consumers, offering an inclusive form of social interaction. This appeal allows hookah to transcend geographic, cultural and lifestyle boundaries. We believe that flavored hookah is a social lifestyle phenomenon. Flavored molasses is a versatile product with global adaptability, not restricted to any particular market, which we believe can drive its global expansion. Moreover, hookah naturally complements other social activities, such as dining, enjoying beverages, watching sports, playing games and socializing, seamlessly integrating hookah into everyday life.

Our products are available to consumers through a variety of retail and on-premises channels worldwide, ranging from clubs in Ibiza to hookah lounges in Los Angeles and restaurants in Dubai. This extensive availability contributes to our strong brand recognition and fosters very strong consumer loyalty. The distinct taste and flavor offerings of our products have been both a key factor in our enduring success and a critical element in our customers’ purchasing decisions. Our long-standing commitment to delivering high-quality flavors, coupled with efforts to raise category awareness and drive consumer engagement, has resulted in exceptional consumer loyalty and global brand recognition as compared to other players in our category. Our flagship brand, Al Fakher, has a significant presence within the flavored molasses category, estimated to be a leading brand by sales volume as of December 31, 2024, according to the 2025 Market Assessment Report. Established in 1999, we have evolved into an internationally recognized brand with offices worldwide in the United States, United Kingdom, UAE, India, KSA, Germany, Spain and Poland.

The global flavored molasses market is predominantly led by a few classic and highly demanded flavors, especially in markets such as KSA and the United States. The strong global recognition of the Al Fakher brand, combined with our considerable expertise in flavor development, enables us to consistently deliver high-quality versions of classic flavors that are already widely adopted in the market, while also providing a platform for innovative new flavors. Flavors vary significantly among producers and are inherently difficult to replicate due to exclusivity agreements with suppliers and ingredient lists that are closely held trade secrets. Our flavors are renowned for their long-lasting taste, as compared to other brands, which we believe is a result of our unique manufacturing processes that ensure rigorous quality control. In addition, regulatory challenges in introducing new flavors in certain markets, such as the United States, Europe and KSA, further safeguard the strength of our extensive in-market flavor portfolio.

Automation is crucial in our production process, ensuring product quality, flavor consistency and prolonged consumption duration. We incorporate industrial production into our flavored molasses production with automated mixing and automated filling for certain product sizes. Our flavored molasses are produced in our global manufacturing network, which includes three owned facilities (the Ajman Free Zone Facility, the Ajman Industrial Zone Facility and the Poland Facility, each as defined below) through a three-stage process of (i) shredding tobacco leaves, which constitute no more than 20% of the final product by weight, (ii) adding corn syrup, glycerin and flavor ingredients to create the flavored molasses mixture and (iii) packaging the products to meet specific regulations of our end-markets.

Our geographic reach, which spans over 90 markets across the Middle East, Africa and Asia (“MEAA”), Europe and North America, is supported by an extensive network of distributors. We primarily sell our products to wholesalers, who then supply them to retailers and on-premises channels and also through direct-to-consumer channels. This distribution chain is hookah-focused and generally operates separately from the wider global tobacco product network (e.g. cigarettes), minimizing cross-category competition. Further, retailers and on-premises channels often provide the requisite hardware and consumables, such as water pipes, tongs and charcoal, that we do not typically produce. We believe that our third-party distributors and wholesalers are also motivated to grow the product category due to the substantial margins available within the value chain.

Our revenue was $376.6 million and $364.0 million for the years ended December 31, 2024 and 2023, respectively. For the years ended December 31, 2024 and 2023, our operating profit for the year was $91.0 million and $76.0 million, respectively. Our profit for the year was $34.1 million and $54.3 million for the years ended December 31, 2024 and 2023, respectively, and Adjusted EBITDA was $129.5 million and $117.7 million for the years ended December 31, 2024 and 2023, respectively.

Our extensive product portfolio is organized into the four following segments as of December 31, 2024: (i) Core – Americas (ii) Core – Europe (iii) Core – MEAA and (iv) New Growth Categories (the “NGCs”):

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Core Business – Our Core Business includes (i) Core – Americas, (ii) Core – Europe and (iii) Core – MEAA. These segments encompass the production and sale of traditional flavored molasses under the Al Fakher, Shisha Kartel, Zødiac and Kloud King brands, distributed globally by us through third-party wholesale, retail and direct-to-consumer channels. The Core Business also captures Crown vapes, which we license through third-party partnerships. It also captures our portfolio of e-commerce and digital platforms. The three largest countries by revenue generated in our Core Business in the year ended December 31, 2024, were the United States, KSA and Iraq. We generated $373.8 million in revenue and Adjusted EBITDA of $148.1 million (with profit for the year as the closest IFRS measure) in our Core Business in the year ended December 31, 2024.
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NGCs – Our NGCs include our OOKA brand, Al Fakher-branded nicotine pouches, VANT and Crown Switch offerings. Our OOKA brand is our heat-not-burn inhalation device, providing an alternative inhalation experience. Our Al Fakher branded nicotine pouches, which we have manufactured for sale across the Middle East, are a natural extension of our brand into an alternative shisha format and are expected to broaden our total addressable market. VANT is an advanced inhalation system enabling the inhalation of functional ingredients such as caffeine, valerian root and passionflower. Crown Switch is the first Al Fakher nicotine-only vape which leverages the patented Quantum Vape technology to deliver consistent flavor from first to last puff, containing zero heavy metals or harmful ceramic particles. We generated $2.8 million and $3.5 million in revenue and Adjusted EBITDA loss of $18.5 million and a loss of $10.0 million in our NGCs segment in the year ended December 31, 2024 and 2023, respectively (with profit for the year as the closest IFRS measure).

Strengths

Our business benefits from a number of competitive strengths, including:

Global Leader in Flavored Molasses and Innovative Inhalation Products

We were a leading global producer of flavored molasses by sales volume in the year ended December 31, 2024, with products available in over 90 markets. We were estimated to have a global market share of approximately 36% to 44% by sales volume in the markets in which we operate (excluding Russia and Turkey) as of December 31, 2024, according to the 2025 Market Assessment Report. According to the 2025 Market Assessment Report, we are estimated to hold approximately 60% to 65% market share in the United States, 50% to 55% market share in KSA, 20% to 30% market share in Germany and 30% to 40% market share in Spain by sales volume as of December 31, 2024 within the flavored shisha category. Three of the five best-selling flavors globally by sales volume belong to the Al Fakher brand, based on internal estimates for the year ended December 31, 2024. We consider ourselves to be the only global market participant in the branded flavored molasses industry, with our sales volume surpassing the combined share of our next four competitors, who remain regional or local, as of December 31, 2024 players, according to our internal estimates. Assuming a standard hookah serving size of approximately 25g, we are estimated to have served almost one billion hookah servings in 2024 (calculated as our annual sales volume for the year ended December 31, 2024 divided by an average hookah serving size of approximately 25g), according to the 2025 Market Assessment Report. Looking ahead, the global flavored molasses market is expected to steadily grow by up to 4-6% CAGR between 2025 and 2030, according to the 2025 Market Assessment

Report. We maintain a strong presence across our major geographies, comprising the United States, KSA, Germany and Spain (“Focus Markets”). In particular, in the western countries, including the United States, Germany and Spain, our sales grew at an approximate 12% CAGR from 2019 to 2024.

We strive to maintain “go-to” status of our existing flavors at on-premises channels while also developing additional products and brands to maintain our market leadership moving forward. We believe our strategic presence in our Focus Markets provides us with a distinct competitive advantage. In addition to these markets, we are also committed to expanding our duty-free channel, which is currently operational globally. The duty-free channel represents a unique opportunity to reach international consumers and capitalize on the growing demand for our products in travel retail environments.

The flavored shisha market is impacted by socio-economic drivers, consumer preferences, supply chain dynamics, regulatory trajectory and competitive environment, according to the 2025 Market Assessment Report. Within these dynamics, revenue in our Core Business has grown at a CAGR of approximately 5% between 2020 and 2024. Revenue for the Core Business increased to $373.8 million for the year ended December 31, 2024 from $360.5 million for the year ended December 31, 2023, and Adjusted EBITDA for the Core Business likewise increased to $148.1 million for the year ended December 31, 2024 from $127.7 million for the year ended December 31, 2023. Further, we hope to further expand our operations to new markets through strategic initiatives focused on increasing product awareness, enhancing both retail and on-premises experiences, and expanding our e-commerce channels, particularly in the United States, where hookah continues to gain popularity across diverse demographics.

According to the Penetration Report, while the Middle Eastern and North African diasporas have historically driven the growth of the flavored molasses market, hookah is enjoyed across a wide variety of consumer demographics, as demonstrated by the below chart:

(1)
Western World in this context includes the United States and Germany.

According to the Penetration Report, shisha stands out for its customer loyalty, with the highest share of category‑exclusive consumers among cigarette, e-cigarette and vape inhalation categories. Shisha also continues to attract new entrants at roughly two to three times the rate of those leaving, signaling stronger forward appeal than cigarettes, which have the lowest influx of new users against comparable inhalation categories, according to the Penetration Report. Hookah is also referenced in popular culture, further increasing the industry’s visibility with over 17 million hashtags online (based on Instagram data as of November 30, 2025), as set forth in the graphic below.

Source: Instagram data as of November 30, 2025.

In markets with a strong hookah tradition, factors such as consumers’ disposable income, consumer preferences, the regulatory environment, macroeconomic conditions, population dynamics and other competitive dynamics also play a role in shaping consumption patterns.

Diverse, Expanding Distribution Network and Product Selection

All our products, including both our flavored molasses products and our inhalation devices, are together sold in over 90 markets, reflecting our global reach and minimizing reliance on any single market. As of December 31, 2024, our Core Business revenue is geographically diversified across our key markets, with approximately 19.8% from the Core - Americas, 12.3% from Core - Europe, and 67.2% from the Core - MEAA.

This strategic geographical diversification across numerous regions and jurisdictions, coupled with our emphasis on stable, well-regulated markets, effectively mitigates the risk of sales disruptions in any one market.

Our product offerings are also well diversified in terms of flavoring, packaging and sales channels. We have a selection of traditional and premium brands and products, such as Al Fakher and Shisha Kartel, along with non-tobacco offerings, including Zødiac, Crown Bar and Al Fakher branded nicotine pouches. Under the Al Fakher brand, our top three flavors—Two Apples (and its variants), Mint, Gum with Mint comprise 42%, 19% and 11%, respectively, of our flavor mix by volume for the year ended December 31, 2024 and such flavors remain popular in established markets like the UAE and KSA, based on our internal sales volume. However, in our newer markets, such as Spain, we have observed a greater consumer preference for our “fantasy” flavors as well as self-mixed flavor options. Our complete flavor offering comprises over 70 flavors designed to appeal to diverse tastes and preferences, showcasing our leading technical expertise and industry experience in flavor development.

We have established partnerships and collaborations to reach new emerging segments and capture whitespace in the hookah market. In July 2025, we introduced Al Fakher x Cookies, our first lifestyle collaboration launched in the United States. In November 2025, we announced a collaboration with Snoop Dogg to sell Al Fakher hookah products and flavors under his name, leveraging his influential brand presence to expand our reach. This partnership aims to boost our brand recognition in the United States, Germany and beyond due to Snoop Dogg’s highly visible global persona, which aligns with our category and target market. Additionally, we launched a new brand Kloud King in June 2025 to target the value segment, thereby introducing new segment offerings alongside our innovative products. Among these innovations is VANT, which we believe is the world’s first advanced inhalation system enabling the inhalation of functional ingredients such as caffeine, valerian root, and passionflower, which complements our existing suite of products, including OOKA, our charcoal-free shisha device. Unlike traditional coil and wick systems, there are no ceramics or heavy metals used in the construction of the Quantum Chip included in VANT. See “Business of AIR And Certain Information About AIR—Our Products.” Through these strategic initiatives, we will seek to enhance our market presence and drive growth.

We provide our hookah products in a range of packaging sizes, including 20g, 50g, 200g, 250g, 500g, 950g and 1kg, catering to various customer types. Smaller packaging sizes are typically purchased for casual off-premises consumption, while larger sizes are favored by high-volume lounges and other on-premises channels. We believe this packaging variety supports revenue diversification and broadens awareness of our brands and helps reduce our exposure to shifts in consumption patterns. We also have modern production facilities incorporating new technologies and low-cost production capabilities. Our largest Ajman Plant spans approximately 26,000 square meters and integrates device assembly, packaging lines, and storage solutions.

Our strategic acquisitions of Shisha-World and Global Hookah Distributors, Inc. in 2022, established our leadership as the largest hookah-focused e-commerce provider in Germany and the United States, while strengthening our distribution network, broadening our customer reach and capturing a greater share of the value chain. Our e-commerce platforms provide us with valuable market data on purchase patterns, enabling us to refine our product offerings to better meet consumer tastes. By leveraging both offline and online sales channels, we enhance our market presence and gain deeper insights into consumer behavior, positioning us to capitalize on growth opportunities and maintain our leadership in the global flavored molasses market.

Strong Brand Equity with a Diverse and Loyal Consumer Base

The flavored molasses market is generally characterized by strong brand loyalty and our brands, particularly Al Fakher, are recognized as global leaders in this category. We serve an equivalent of 14 million consumers for home consumption worldwide as of December 31, 2024 according to the 2025 Market Assessment Report (based on the total volume for the year ending December 31, 2024, and an assumption of approximately 65% consumed at home, and assuming average consumption frequency of 3-4 times per month and a serving size assumed to be of 25g). Our brand is deeply entrenched in Middle Eastern markets, where shisha penetration and consumption frequency are higher, and broader category momentum remains favorable, with new shisha consumers outpacing leavers across markets, as noted in the Penetration Report. In particular, per the Penetration Report, Al Fakher ranks first in both brand awareness and “most-often smoked” in KSA and the UAE, reinforcing clear market leadership in the Middle East, while maintaining strong, competitive positions in the United States, Germany, and Spain.

We have increased our revenue at an approximate 5% CAGR from 2020 to 2024 and expanded our market share. Additionally, we believe that our ability to adapt to local consumer preferences and leverage our brand strength and innovation capabilities positions us to capitalize on the growing demand for flavored molasses and further enhance our market presence and revenue potential.

Overall, we believe our strong brand loyalty, coupled with strategic market expansion and tailored product offerings, positions us to capture growth opportunities in both established and emerging markets. By leveraging our brand equity and innovative product portfolio, we are committed to maintaining our leadership in the global flavored molasses market and driving sustainable growth across key regions.

We also plan to leverage our expertise in flavored molasses to compete in adjacent categories with our Crown vapes, VANT, Al Fakher branded nicotine pouches and OOKA. In particular, our Al Fakher branded nicotine pouches, which we have manufactured for sale across the Middle East, are a natural extension of our brand into an alternative shisha format and are expected to broaden our total addressable market. Our vaping products also further increase our total addressable market. Based on the 2025 Market Assessment Report, we believe pouches and vaping markets represent a $7 to 9 billion and $25 to 30 billion total addressable market globally, respectively, for the year ended December 31, 2025. We believe we have the capabilities to perform effectively in each of these adjacent next generation product categories.

High Barriers to Entry with Proprietary Technology and Intellectual Property

We believe our market position is bolstered by significant structural barriers to entry, including flavor and brand loyalty, the importance of proprietary technology and intellectual property and established distribution channels, each of which we believe provide us with a competitive advantage:

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Flavor and Brand Loyalty: Quality, flavor and product range are key factors in hookah consumer purchasing decisions, with leading brands often associated with specific flavors. Our top proprietary flavors—Two Apples (including its variants), Mint and Gum with Mint—are leading brands globally with strong consumer loyalty. These flavors are safeguarded by decades-old, secret recipes, ensuring their distinctive taste and quality. Due to their popularity, we believe on-premises channels and retailers prioritize stocking our products over those of new or other market entrants. We believe our unique formulations and consistent quality contribute significantly to consumer loyalty to our brands. Consumers tend to remain loyal not only to a particular flavor but also to a brand's specific version of that flavor, such as our popular Mint variety. Replicating a brand's flavor is exceedingly challenging, often resulting in a correlation between flavor loyalty and brand loyalty. We believe this strong consumer loyalty, coupled with significant margins from on-premises channel consumption, reduces the risk that these channels will replace our products with substitutes. Our consistent delivery of high-quality hookah experiences and robust presence in Focus Markets have built our brand equity and loyal consumer base. Our long-standing leadership lends our brand prestige and authenticity, while our ability to develop new flavors, drawing on our expertise and understanding of our consumers, brings modern and renewed interest to our brand. Our strong presence in our Focus Markets, where we held a market share of approximately 60% to 65% in the United States, 50% to 55% in KSA, 20% to 30% in Germany and 30% to 40% in Spain by sales volume as of December 31, 2024 within the flavored shisha category, which helps to ensure our products remain well-represented on on-premises menus and at retailers, perpetuating brand awareness. We believe this combination of consumer loyalty, market presence, brand prestige, and innovative flavor development provides a significant competitive advantage with younger consumers such as millennials and positions us to capitalize on projected growth in Focus Markets.
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Proprietary Technology and Intellectual Property: Our proprietary technology, particularly our OOKA device, and our extensive patent portfolio are critical to sustaining our competitive advantage. These technologies are the result of significant investment in research and development, and they differentiate our offerings in the market. Particularly, the OOKA device, which is a charcoal free, electrically heated hookah, represents a significant innovation in the flavored molasses market, and its development is underpinned by robust intellectual property. We believe OOKA offers a cleaner inhalation method designed to reduce harmful compounds and offer a more convenient alternative to traditional hookah methods, with a unique heating mechanism and pod designs. As of December 31, 2025, we own patent cases within patent families, protecting our proprietary technology and reinforcing our competitive position. of the patent families relate to OOKA, representing the majority of all patent related intellectual property that we own. Two of these (one granted, one patent-pending) cover OOKA’s Radio Frequency Identification Technology (“RFID”), which authenticates and restricts use to AIR‑approved pods. By investing in intellectual property protection, we seek to ensure that OOKA remains a distinctive offering, upholding the quality of experience, to support growth and expand our market share in the evolving inhalation products landscape. Another innovation is VANT, our latest advanced inhalation system targeting functional benefits such as increased energy, sleep, focus and balance to help consumers navigate their daily events. We believe our commitment to innovation and maintaining a strong intellectual property position situates us to capitalize on emerging opportunities and maintain our leadership in the industry, as evidenced by our pioneering technological advancements with OOKA and VANT.

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Global Manufacturing Capacity and Distribution Advantages: Our substantial market share is supported by an extensive owned and third-party manufacturing and distribution network, which includes: (i) our production sites in the UAE and Poland; (ii) our own distribution network; (iii) third-party licensed production in Egypt, Iraq, Lebanon, Jordan and Malaysia and (iv) other third-party importers and distributors with whom we collaborate globally. We believe this extensive network is crucial to reach consumers worldwide and maintain robust sales volumes. Our distributors possess significant knowledge of their local markets and are a key bridge between us, our wholesalers and our retail and on-premises channel customers. Additionally, we believe distributors are well-incentivized to drive sales and promote all our brands. This network allows us to effectively manage the pricing, distribution and promotion of our products on a global scale. We believe that our distribution network is uniquely positioned due to the breadth and complexity of the markets in which we operate. Consequently, even if new entrants offer appealing flavors, we believe it would be difficult for them to replicate our established distribution network. Further, we believe our key third-party distributors are strongly aligned with our products and are either our exclusive third-party distributors or primarily focused on our distribution with minimal involvement with other brands. We seek to mitigate the potential negative impact of losing any single distributor by retaining our distribution rights in most of our sales regions and having the general flexibility to source alternative, competing distributors. We believe our ability to source materials for our production sites located in Europe and the MEAA region, combined with our expansive distribution networks and strategic partnerships, provides us with a competitive advantage, enabling us to conduct business effectively on a global scale.
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Regulatory Constraints: Nicotine-inclusive products are heavily regulated. We believe this helps favor established market participants with business segments devoted to regulatory compliance. For example, strict advertising regulations in many countries can significantly limit a new entrant’s ability to build consumer awareness, which we believe makes the existing widespread market presence of our products a powerful asset for both protecting and expanding our market share. Additionally, we believe the extensive regulatory framework governing hookah consumption helps ensure product integrity and instills consumer confidence. While regulatory frameworks vary by jurisdiction, we believe our extensive industry experience and deep understanding of the markets in which we operate enable us to navigate these complexities, while posing a significant challenge for new market entrants. In addition, we believe compliance with certain regulations, such as requirements to provide guarantees on excise taxes in jurisdictions in which producers operate production facilities, is more manageable for producers with existing scale. Similarly, we believe we benefit from certain incumbent advantages driven by existing product-specific regulations. For example, we believe the extensive regulation of nicotine-inclusive products may also favor hookah over traditional nicotine products. For example, under Article 7 of the EU Tobacco Products Directive 2014/40/EU, the sale of tobacco products with “characterizing” flavors for cigarettes and roll-your-own tobacco is prohibited; however, such a restriction does not currently apply to hookah at the EU level, allowing hookah producers to offer flavored varieties in certain member states. As another example, California Health and Safety Code § 104559.5 imposed a statewide ban on the retail sale of flavored tobacco yet excluded certain hookah sales (along with premium cigars and loose-leaf tobacco). Additionally, certain of our flavored molasses products (such as Zødiac) do not have any nicotine in them, making them tax-exempt in some jurisdictions.
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Significant Investment in Working Capital: Operating in the hookah industry requires a substantial investment in working capital, which is crucial for ensuring seamless operations and compliance with regulatory mandates. Working capital, whether in the form of cash reserves or access to bank guarantees, is essential to manage inventory and accounts receivable balances or finance excise taxes, especially in markets where prepayment is required before production. For instance, in the UAE, the Implementing the Marking Tobacco and Tobacco Products Scheme, effective from October 1, 2021, requires that water pipe tobacco bear a digital tax stamp indicating that excise tax has been paid in order to be legally sold, transported, stored or possessed. We believe the ability to secure financial resources to pay such tax or finance capital investments also presents a significant barrier to entry for new competitors, as it requires a robust financial infrastructure and strategic financial planning. We believe our established financial relationships and capital management strategies empowers us to efficiently navigate these financial obligations, further enhancing our competitive position in the market.

We believe the combination of these factors will allow us to sustain our competitive advantage and drive long-term growth.

Resilient Business Model with Scale, High Growth, Strong Margin and Robust Cash Generation

Our business model is characterized by diversified revenue streams and strategic pricing flexibility with strong sales and Adjusted EBITDA growth, which positions us to capitalize on market opportunities and support long-term growth. According to the 2025 Market Assessment Report, as of December 31, 2024, the flavored molasses market, based on consumer spending (including expenditures in lounges and the market size for hookah devices and related accessories) is estimated at $15–19 billion. Estimates of total manufacturer revenue for flavored molasses is close to $1 billion for the year ended December 31, 2024 (assuming $15 as the market average NTO/kg at manufacturer level and 60-74kT of global market size in volume in organized molasses segment, according to the 2025 Market Assessment Report). The high-margin nature of our products is a key to our success, with each segment of the value chain contributing to our profitability. Key stakeholders, such as our third-party distributors, on-premises channels and retailers are incentivized to develop the product category and also enhance the overall consumer experience. We employ strategic markups along the value chain, reflecting the premium quality and appeal of our products in the market, which we believe helps further drive growth. Importantly, our pricing strategy is designed with flexibility, allowing for price adjustments by manufacturers, distributors, and wholesalers while maintaining the margins enjoyed by on-premises channels. We believe this approach ensures that demand for our products remains robust and relatively inelastic, even in the face of market fluctuations or regulatory changes. The value chain in HoReCa businesses globally also provides further opportunities for growth, which we believe is evidenced in the below graphic, illustrating the premium pricing opportunity in that market relative to retail pricing generally.

(1) Based on internal company information and reports as of November 2025.

(2) Retail selling price is the price Al Fakher in the UAE, as converted to USD with an exchange rate of 3.7.

(3) VFM lounge selling price is the average price of a sample of VFM lounges in the UAE.

(4) High end lounges selling prices is the average of certain sampled high-end lounges in the UAE.

To this end, we believe OOKA enables us to capture significantly more value per unit than our traditional shisha molasses in our Core Business, as OOKA is marketed primarily to HoReCa customers, where premium pricing and throughout support higher realized revenue and gross profit per kilogram sold. Since OOKA’s introduction in March 2023, our margin analysis indicates that OOKA generates 15 times higher gross profit per kilogram and 20 times higher net revenue per kilogram than our flavored molasses.

Our end-customer base is geographically diverse, including consumers in our Focus Markets. We believe this broad reach minimizes our exposure to disruptions in any single market, helping to provide a balanced and stable revenue stream. Our strategic focus on these regions allows us to capitalize on growth opportunities while maintaining a strong foothold in established markets. We believe this geographical diversification is further complemented by limited exposure to currency risk. For the year ended December 31, 2024, 98.5% of our revenue was denominated in hard currencies, principally USD, EUR and USD‑pegged currencies. We believe our Euro-denominated transactional exposure is limited, primarily because many of our suppliers, including those providing tobacco, glycerin, and flavor ingredients, are based in Europe. In accordance with our treasury policy, we hedge this exposure on a net basis when deemed appropriate. We use proactive hedging strategies to manage any Euro transactional exposure and seek to ensure that we remain insulated from currency volatility and economic fluctuations.

Our revenue growth has been supported by the strategic vertical integration of our distribution channels and expansion into new product lines. We aim to consistently deliver strong sales and Adjusted EBITDA growth, driven by our leadership in the expanding flavored molasses market. We believe our strong Adjusted EBITDA, Adjusted EBITDA Margin and Net Operating Cash Conversion highlight the efficiency of our capital utilization and the strength of our cash flow generation, enabling us to reinvest in growth initiatives and sustain our competitive advantage.

Our business model is not capital intensive, allowing us to maintain low maintenance capital expenditures while supporting strategic growth initiatives. Despite significant investments in expanding our product offerings, with over $115 million investment in OOKA and VANT from January 1, 2019 to June 30, 2025, and increased production capabilities, such as the construction of our manufacturing facility in Poland and our warehouse facility in the Ajman Free Zone, our investment capital expenditures as a percentage of revenue were relatively low at 6.9% for the year ended December 31, 2024. We believe this combination of low capital intensity and profitable unit economics enables us to recoup the costs of our capital investments quickly and contributes to our financial stability and capacity for future growth.

Highly Experienced Management Team and Committed Shareholders

Our senior management team brings extensive experience across various sectors such as nicotine, fast-moving consumer goods, design, engineering, and premium electronics. This team, led by Stuart Brazier, our Chief Executive Officer, and Bassem Lotfy, our Chief Financial Officer, has a track record of financial and operational success. They are supported by our board of directors, who also have significant executive and governance experience on a global scale.

Stuart Brazier joined AIR in January 2019 as Chief Financial Officer, bringing over 22 years of international business experience from British American Tobacco (“BAT”), where he held senior roles including Head of Finance for BAT’s Europe and Norh Africa Region, Area Director for North Africa and Regional Manager for Asia Pacific. Mr. Brazier was subsequently appointed Chief Executive Officer of AIR in 2024. Bassem Lotfy, who joined AIR in March 2020, also brings a wealth of experience from his 23-year tenure at British American Tobacco, where he served as Finance Director for Central Europe North. As AIR’s CFO, appointed in January 2024, he has been instrumental in refining AIR’s financial strategies and spearheading transformational projects. Our Chief Legal and Corporate Affairs Officer, Ronan Barry, who joined AIR in September 2019, leverages his expertise from British American Tobacco, where he led legal and corporate affairs for Europe, to support AIR’s innovation and regulatory strategies for hookah and inhalation products. Jorge Guil, our Chief Marketing Officer, joined AIR from Reckitt Benckiser in 2021 and plays a major role in defining our consumer centric strategy.

Our business is also supported by our existing shareholders who bring significant industry and local knowledge and whose interests we believe are well-aligned with the long-term growth trajectory of the business. Kingsway, the investment manager of our largest shareholder group (the “Kingsway Holders”), is a U.K. FCA-regulated investment manager that manages long-term institutional capital from endowments and foundations, family offices (including those of some founding families of large FMCG companies), and high-net-worth individuals. Kingsway invests in and targets long-term ownership of high-quality, branded, leading consumer franchises benefiting from the rise of consumers in emerging markets. Its in-depth sector experience, which goes back to 2013, includes its investment in and backing of a number of prominent food, beverage and tobacco-product companies. See “Beneficial Ownership of Securities.”

Strategy

Our strategy focuses on strengthening our brand and products by delivering greater innovation, variety and increasing availability of our products and engagement in settings where our consumers enjoy hookah. The consumer is at the heart of everything we do. We have expanded our presence in selected markets, particularly in on-premises venues like hookah lounges and explore opportunities to diversify our product offerings. We believe these efforts will enhance our share of the total value chain. Our management is dedicated to crafting a consumer-centric strategy, with a strong emphasis on brand-building and innovation, to drive growth and reinforce our market position.

Enhance Brand Value and Expand Product Portfolio

Our strategy to enhance brand value and expand our product portfolio is rooted in our commitment to maintaining global reach and fostering significant customer loyalty. We are focused on elevating the consumer experience by expanding our distribution capabilities and increasing our sales presence in Focus Markets. This approach ensures that our products are widely available and accessible to consumers worldwide.

We continually evaluate opportunities to expand into adjacent product categories by leveraging our current portfolio, established brand equity or through new partnerships. We maintain a robust product pipeline and plan to strategically introduce new products in attractive, growing markets.

The introductions of the Shisha Kartel and Zødiac brands in 2023, the trial launches of VANT in New York City and Madrid in November 2025, the launch of Crown Switch in Germany in November 2025 and our collaboration with Snoop Dogg announced in November 2025, together reflect our dedication to diversifying our offerings and appealing to different consumer demographics. Shisha Kartel is positioned for trend‑forward urban consumers through fusion flavor profiles, while Zødiac delivers tea‑based, nicotine‑free options for consumers seeking a tobacco‑free experience. VANT advances our entry into next‑generation inhalation through a chip‑based system, and Crown Switch extends our vape presence with a pod‑based, rechargeable platform. Our collaboration with Snoop Dogg is intended to amplify cultural relevance and brand visibility. Collectively, these new brands, devices and collaborations complement our existing portfolio and reinforce our position as a leader in innovation within the flavored molasses market.

We continue to invest in the on-premises channel experience, recognizing its critical role in our overall strategy. Our efforts include deploying brand ambassadors to high-profile lounges in strategic cities such as New York, Madrid, Berlin and Dubai. These ambassadors are instrumental in ensuring our products are well-positioned and correctly utilized, generating positive word-of-mouth and enhancing the hookah experience. On-premises channels remain a vital component of our margin strategy, and their support in marketing our brand is invaluable.

Our marketing initiatives are designed to build and enhance our brand, with a particular focus on engaging younger adult generations such as millennial consumers. Since 2018, we have significantly increased our marketing and innovation spending to align with the preferences of this demographic. Our investments have led to a successful brand and packaging refresh, and we continue to leverage social media to increase our online presence. By utilizing feedback from socially engaged customers, we refine our marketing strategies and product development processes, ensuring that our offerings resonate with consumer purchasing decisions.

In addition to expanding our product portfolio, we are committed to driving innovation across our sales channels, exemplified by the launch of OOKA in March 2023 in Dubai, our charcoal-free, electrically heated hookah. OOKA transforms the traditional hookah experience by offering a relatively cleaner, convenient and user-friendly alternative to conventional methods with lower levels of certain toxicants than traditional hookah. A study commissioned by AIR at Analytic Service Laboratory GmbH, Germany (with tests performed using coconut-based charcoal and heat-management devices), observed that OOKA produces lower levels of harmful compounds compared to traditional hookah. Notably, the study observed that carbon monoxide was undetectable in OOKA, whereas it observed 0.0005 mg/ml of carbon monoxide in traditional hookah and 0.0008 in leading heat-not-burn products. Additionally, the study observed minimal carbonyls in OOKA at 0.005 mg/ml, compared to 0.009 mg/ml in hookah and 0.472 mg/ml in the top heat-not-burn product. Furthermore, the study observed that tobacco-specific nitrosamines (“TSNAs”) were not detected in OOKA or traditional hookah but measured 0.050 mg/ml in the leading heat-not-burn product. Further, according to the 2025 Market Assessment Report, based on our sales data and internal calculations, approximately 65% of global flavored molasses volume is estimated to be consumed at home and only 35% in lounges (assuming consumption formats of 500g and above is for lounges and under 500g for home consumption), while approximately 85% of the total consumer spend on flavored molasses is estimated to occurs in lounges, with 15% at home (assuming consumers pay approximately 10x price in a lounge for a session compared to equivalent retail price of molasses for home consumption), which illustrates the importance of lounges in the value chain.

As a result, our strategic rollout of OOKA is designed to extend beyond traditional hookah venues, as we aim to reach HoReCa to drive awareness, capture value in the lounges and extend shisha to at home consumption with what we believe is one of the cleanest delivery methods in the market. This approach allows us to introduce the unique OOKA experience to a much broader audience, tapping into new market segments. By offering OOKA in non-traditional settings, we seek to leverage its sleek design and ease of use without charcoal, making it an attractive option for establishments seeking to enhance their offerings without the added setup required for traditional hookah. Furthermore, by branding OOKA pods with our existing flavored molasses brands, we believe we will create synergies that enhance our overall brand presence and boost sales performance. The pods are designed to deliver consistent flavor and quality, aligning with the high standards our consumers expect from our products. We believe this integration not only reinforces our reputation for innovation and quality but will also strengthen consumer loyalty by providing a seamless and familiar flavor experience. The OOKA device, with its advanced technology and strategic market positioning, is a key component of our growth strategy to help drive innovation and expand our footprint in the global flavored molasses market.

Outside of hookah, we are expanding our product offerings in our other adjacent categories such as vaping and nicotine pouches. In the vaping category, our Crown Switch offering, launched in Germany in November 2025, has no ceramics or heavy metals in the vaporizer core and is powered by Greentank Technologies’ patented Quantum Vape technology. In the pouches category, we manufacture our Al Fakher Nicotine Pouches for sale across the Middle East to bring the classic flavors Al Fakher to fans of the category.

Overall, our strategy to enhance brand value and expand our product portfolio is designed to capitalize on market opportunities and sustain long-term growth. By focusing on customer experience, innovation, and strategic expansion, we believe we are well-positioned to maintain our leadership in the global flavored molasses market and deliver exceptional value to our stakeholders.

Drive Innovation in Product Development and Market Penetration

Innovation remains at the heart of our strategy, driving both product development and market penetration. We have prioritized innovation through strategic acquisitions and robust internal research and development efforts. For example, in 2019, we acquired the patent portfolio of Jimmy’z, a developer of capsule-based and charcoal-free “e-shisha” products, has been instrumental in advancing our product offerings. As mentioned above, the launch of the OOKA device, a charcoal-free, electrically heated hookah, exemplifies our commitment to providing consumers with cleaner, more convenient ways to enjoy the hookah experience. We believe this innovative product differentiates us in the market, addresses key consumer desires for a time-efficient and easy assembly and reinforces our reputation for quality and forward-thinking solutions. Our internal research and development initiatives continue to focus on innovation, and our focus on premium offerings has led to the development of new products that we believe will further enhance our appeal in markets like the United States. For example, as part of our collaboration with Greentank Technologies, we have developed VANT, an advanced vaping inhalation system with quantum chip technology for faster absorption and particle-free inhalation, biocompatible materials and coldstream cooling for a cooler, smoother stream with richer flavor, targeting benefits like energy, focus, calmness and sleep.

In addition to product innovations, we are committed to expanding our multi-channel distribution capabilities, both offline and online. Our production facilities strategically located in the UAE and Poland support our global distribution network and allow us to optimize costs and enhance our regional footprint. We also leverage our e-commerce sites in the United States and Germany to significantly advance our online sales capabilities. These platforms enable us to capture greater margins from newer lounges and customers who prefer online purchasing, as online sales often involve lower overhead costs compared to traditional retail, thus increasing profitability, and provide valuable data on consumer behavior and market trends.

We believe our strategic focus on innovation and market penetration positions us to capitalize on emerging opportunities and sustain long-term growth. By continuously evolving our product offerings, expanding our distribution channels and maintaining our commitment to innovation, we seek to meet the diverse needs of our global consumer base, maintain our leadership in the flavored molasses market and deliver value to our stakeholders.

Increase Consumer Awareness of Our Products and Their Risk Profile

Our strategy to enhance consumer awareness of our products and their risk profile is grounded in our commitment to transparency, education, and compliance with regulatory standards. We understand that regulations based on thorough research and industry insights are crucial to our business interests, as they help maintain the integrity of our products and the broader market. To support this, we are actively developing a research-based communication program designed to address misconceptions about hookah consumption. This program aims to ensure that both sellers and consumers are well-informed about the characteristics and potential risks associated with hookah, promoting a more knowledgeable and responsible market environment.

Unlike cigarettes, hookah is heated rather than burned. As a result, there is no combustion occurring in the hookah molasses during consumption. Heating rather than combusting tobacco results in a lower level of certain harmful and potentially harmful constituents (HPHCs), which we have found after conducting analytical testing at Analytic Service Laboratory GmbH, Germany, an ISO 17025 accredited laboratory based in Hamburg, Germany.

In addition, the relative percentage of tobacco and nicotine content in flavored molasses is lower than the tobacco and nicotine content found in many other tobacco and nicotine-inclusive products, and we believe that the nature of the product does not easily lend itself to high-frequency use like cigarettes or e-cigarettes.

Our regulatory strategy is focused on leveraging scientific and consumer usage data to inform and guide legislation effectively. By offering evidence-based insights into the scientifically proven characteristics of hookah, we aim to cultivate a regulatory environment that acknowledges the cultural and societal context of its use. Additionally, we seek to prioritize safety of our products, to help mitigate our regulatory risk exposure. We believe our commitment to science-based product stewardship further underscores our dedication to quality and compliance, which has led us to actively develop and commercialize innovative products that do not rely on tobacco, nicotine or charcoal heating. One such example is our Zødiac brand, which offers tea-based, nicotine-free hookah options, catering to diverse consumer preferences while maintaining our high standards of quality and innovation.

We maintain an open dialogue with regulators regarding hookah properties, and believe our AIR product innovations generally have been favorably received by regulatory authorities. For instance, our Zødiac brand has received tax exemptions in France, the UAE and KSA. In Germany, certain hookah regulations were repealed, and an excise cut was implemented in the Czech Republic to combat illicit trade. In the United States, no state has passed a flavored tobacco ban that includes hookah since AIR’s engagement with regulators on this subject in 2019. Additionally, California granted hookah an exemption from flavored tobacco product bans that allows flavored hookah in licensed stores that comply with applicable laws for customers 21 years of age and older and permits hookah lounges, subject to state and local requirements. In addition, New Hampshire now permits certain licensed establishments to sell and serve hookah.

We remain steadfast in our decision not to enter the combustible cigarette business, focusing on products that align with our values and consumer preferences. Through our efforts to increase consumer awareness and provide clear, accurate information, we aim to empower consumers to make informed decisions about their hookah consumption. We believe our commitment to education and transparency enhances consumer trust and positions us as a responsible leader in the flavored molasses market.

Strengthen Market Position in Focus Markets and Explore Emerging Opportunities

Our strategy to strengthen our market position in key regions while exploring emerging opportunities is central to our growth ambitions. Our Focus Markets, including the United States, Germany, Spain and KSA, continue to offer significant potential for expansion. Growth in these Focus Markets benefits from our strong brand equity and local expertise, positioning us to capitalize on the growing demand for flavored molasses.

We have made substantial investments to expand our presence beyond the Middle East and North Africa and establish footholds in our Focus Markets. Our focus on the United States and Europe is motivated by the higher disposable incomes of consumers in these areas, coupled with the currently under-developed nature of the hookah category relative to its latent appeal. We believe the robust regulatory and higher tax regimes in these jurisdictions provide us with greater pricing flexibility, as consumers are more accustomed to higher prices and thus less sensitive to incremental price increases. In such regions, we are well-positioned to leverage our significant market share, tailoring our product offerings to local tastes and preferences.

Our manufacturing facilities in the UAE and Poland serve as a model for efficient and cost-effective expansion, given the low capital intensity of our business and the mobility of our manufacturing lines. By cascading existing manufacturing equipment across facilities, we can diversify our manufacturing footprint, enhancing proximity to customers and simplifying logistics and related expenses.

We believe this strategic expansion not only fortifies our position in existing markets but also acts as a hedge against changes in the regulatory environment. By reducing dependency on any single production location, we can enhance our operational resilience and capacity to adapt to evolving market conditions. Our commitment to strengthening our market position and exploring emerging opportunities will help us to remain at the forefront of the flavored molasses industry, delivering value to our stakeholders and driving sustainable growth.

History

We were founded in 1999 as Al Fakher in the UAE, dedicated to producing high-quality flavored molasses—aromatic blends of tobacco, molasses and flavorings that became the foundation of modern shisha culture. In 2006, we were acquired by Al Eqbal Investment Company PLC (“EICO”), a leading Jordanian investment group, which provided the resources and expertise to accelerate our growth across the Middle Eastern region. In 2021, following the acquisition of EICO by entities affiliated with Kingsway, we rebranded from Al Fakher to AIR, an acronym for Advanced Inhalation Rituals, reflecting our ambition to lead the global evolution of social inhalation. Today, we are the world’s largest manufacturer of flavored molasses by volume and the owner of Al Fakher—our category’s most iconic brand. According to internal company data, as of December 31, 2024, our production and distribution channel reaches over 90 markets worldwide. We produce an estimated one billion shisha servings per year (computed as total sales volume divided by average 25g serving size), and our customers enjoy over 2.5 million sessions daily worldwide (calculated as annual total of one billion sessions divided by 365 days). We hold an estimated global market share of approximately 36% to 44% by sales volume in the markets in which it operates (excluding Russia and Turkey) as of December 31, 2024, according to the 2025 Market Assessment Report. Today, AIR stands at the forefront of the global shisha industry, combining tradition with technology to deliver superior experiences for millions of adult consumers worldwide.

Flavored Molasses

Flavored molasses is a tobacco‑based mixture containing tobacco, glycerin, flavor ingredients and other additives. These ingredients are soaked in a form of fructose, traditionally honey or molasses and heated in a water pipe (traditionally referred to as a “hookah”) to produce an aerosol or “cloud” that is inhaled through a hose attached to a hookah device. Overall, the tobacco content of flavored molasses, commonly around 15% to 25% by weight is significantly lower than that of cigarettes.

Shisha is consumed by inhaling a heated shisha mixture through a hookah. In a typical setup, hot charcoal is placed on foil or a heat management device that covers the bowl, or “head,” of the hookah, which contains the flavored molasses and sits above the water pipe. As the mixture heats, the resulting vapor is drawn through the water in the base reservoir, cooling and humidifying it before inhalation through the hose. This process is characteristic of a “heat-not-burn” product, whereby the shisha mixture is heated to release its active components without combustion. Combustion occurs only in the charcoal, which is physically separated from the molasses by an air gap and a barrier, which is either foil or a heat management device. Use of a heat management device is generally considered superior for limiting charcoal smoke from entering the waterpipe.

Typically, flavored molasses is consumed in on-premises channels, such as shisha/hookah lounges, or off-premises channels, such as private homes, often during social gatherings. It may also be enjoyed alone during a time of relaxation and contemplation and may accompany activities such as watching televised sporting events, videogaming or enjoying card and board games. Shisha is consumed throughout the day and night in lounges and other hospitality outlets as well as at home. The experience is sensorial due to the pleasant flavors, act of inhalation and exhalation and the produced cloud of vapor. For more information on our consumers, see “—Our Consumers.”

We believe that shisha smoking may present a lower risk to consumer health compared to conventional cigarettes. In support of this, a laboratory study commissioned by AIR, which later formed the basis of a peer-reviewed published paper in Scientific Reports in 2025 observed reductions in the machine-measured yields of certain aerosol constituents from a conventional waterpipe relative to published reference cigarette smoke yields, with selected constituents showing lower levels compared to combustible tobacco products. Flavored molasses in shisha are heated rather than burned (without reaching the point of combustion), and their tobacco content is relatively low compared to conventional cigarettes. Consequently, the average shisha aerosol contains higher proportions of water and humectants, such as glycerol, and lower proportions of combustion byproducts than cigarette smoke.

For more information on the flavored molasses industry, see “Overview of AIR’s Industry.”

Our Products

We employ a multi-brand strategy, offering a diverse range of products tailored to specific customer groups. Our portfolio includes numerous brands in both flavored molasses and inhalation devices. Our flavored molasses brands include Al Fakher, Shisha Kartel, Zødiac, Kloud King Pacific Realms, NameLess and Al Aseel in addition to our inhalation devices, including OOKA, VANT and Crown vapes. We have also recently begun to manufacture and sell Al Fakher branded nicotine pouches.

Our Flavored Molasses Products

Flavored molasses, particularly our flagship Al Fakher brand, remains the cornerstone of our Core Business, contributing to a large majority of our revenues. We specialize in the production and distribution of flavored molasses, which constitute the significant majority of shisha produced globally. Unflavored molasses, which is consumed by placing burning charcoal directly on top of the tobacco mixture, is not part of our product offering and, though historically relevant, it is estimated to not account for a significant proportion of shisha consumption worldwide barring select markets, according to the 2025 Market Assessment Report.

We produce our flavored molasses by using four major ingredients: tobacco, flavor ingredients and additives, glycerin and fructose, which we then mix and package into four primary sizes: 50g, 250g, 500g and 1kg. We also produce 20g (packaged exclusively in our Poland Facility), 200g and 950g pack sizes. The following chart sets forth our cost of goods sold (“COGS”) by volume and value, based on an average of our flavored molasses products offered in markets across the world.

	COGS Mix by Volume (per kg)		COGS Mix by Value ($/kg)
	For the year ended December 31,		For the year ended December 31,
	2023	2024	2023	2024
	(%)
Component
Tobacco	14%	14%	25%	33%
Flavors	5%	5%	13%	16%
Glycerin	40%	40%	12%	8%
Fructose	40%	40%	5%	6%
Packaging	N/A	N/A	12%	13%
Miscellaneous(1)	N/A	N/A	31%	24%

(1)
Miscellaneous includes overhead and other costs associated with goods sold.

We offer a diverse range of flavors, and three of the five best-selling flavors globally belong to the Al Fakher brand, based on internal estimates for the year ended December 31, 2024, comprising Two Apples (and its variants), Mint and Gum with Mint. These classic flavors resonate with our core consumers in traditional Middle Eastern markets and regions with a significant Middle Eastern diaspora, as shisha consumers, particularly regular users in the Middle East, often exhibit strong brand loyalty to specific flavors, according to the Penetration Report. Since 2018, we have also been focusing on developing innovative, modern flavor profiles tailored to local preferences in specific markets.

We believe our flavored molasses brands, Al Fakher, Shisha Kartel, Kloud King and Zødiac are highly trusted by consumers in the markets where we operate. We take significant measures to protect our reputation and our extensive trademark portfolio from imitators. These measures include filing oppositions against entities attempting to trademark our brand names or logos in jurisdictions worldwide, and we have achieved success in many of these cases. For more information, see “—Intellectual Property—Trademarks.”

Al Fakher

Established in 1999, our Al Fakher brand is our flagship flavored molasses brand and is recognized as one of the largest and most renowned shisha brands globally, particularly in the Middle East and the United States. It is celebrated for its quality and consistency. Based on internal estimates for the year ended December 31, 2024, three of the five best-selling flavors globally belong to the Al Fakher brand. Two Apples (and its variants), Mint and Gum with Mint are our most popular flavors by sales volume worldwide.

We are committed to further expanding and enhancing the Al Fakher brand, capitalizing on existing customer awareness and the strong preference that regular shisha consumers have for specific brands and flavors.

Under the Al Fakher brand, we have partnered with the KM Group in a joint-venture to sell Al Fakher branded nicotine pouches across the Middle East. Under this arrangement, we license the Al Fakher trademark for the distribution of cellulose-based nicotine pouches for oral use in markets across the world (excluding the United States, India and certain other markets where our products are offered). We manufacture our pouches for sale across the Middle East. Our pouches provide a discreet and convenient method for nicotine consumption, eliminating the need for vapor or smoke. Tailored for users seeking alternatives to traditional smoking or vaping, these pouches are available in a variety of flavors and strengths to accommodate diverse preferences. This product represents a strategic opportunity for us to enhance our revenue without substantial capital investment, as we can leverage our existing manufacturing capabilities. By aligning with consumer trends that prioritize convenience, these pouches complement our core flavored molasses offerings and enable us to swiftly adapt to evolving consumer preferences.

Shisha Kartel

In 2023, we introduced our Shisha Kartel brand, featuring 15 "fantasy" flavors, designed to captivate a trendy urban demographic. Such fusion flavors, such as Fatal Frenzy and Criminal Chaos, blend traditional shisha elements with contemporary twists and are particularly appealing to Western markets and consumers who value creativity and novelty in their consumption choices. Shisha Kartel is strategically positioned to resonate with individuals seeking a fresh take on the shisha experience, making it an ideal choice for those who enjoy exploring new tastes and socializing in vibrant settings.

Kloud King

Kloud King is a lifestyle-driven shisha brand, launched in June 2025 and positioned to extend our leadership in flavored hookah by addressing a distinct, high-energy consumer segment. Featuring flavors in single-serve sachets, such as Pine Xpress, Happy Puffs, Maui Melon and Velvet Haze, Kloud King offers unmistakable blends at an affordable entry price-point that complement our flagship Al Fakher range while broadening category reach into culturally expressive, trend-forward demand pools.

Zødiac

In 2023, we launched our Zødiac brand, offering distinctive tea-based shisha flavors that are both non-tobacco and nicotine-free. These products are designed to attract consumers seeking cleaner alternatives to traditional tobacco-based shisha. Zødiac products are crafted without tobacco or nicotine, to provide a pure and enjoyable smoking experience for those who are nicotine-adverse. From a business perspective, Zødiac offers higher margins, as these products are exempt from tobacco-related excise taxes in certain regions, further enhancing their appeal.

THE
ZØDIAC
LUNA
NOVA
STELLAR
CALLISTO
COSMOS
NEBULA
POLARIS
APOLLO
PROXIMA
COSMIC LOVE
ALL THE FLAVORS
ZERO NICOTINE

NameLess

We have recently acquired NameLess in September 2025, adding the German producer of premium shisha tobacco to our portfolio. Historically produced in the Stuttgart area, NameLess is known for its distinctive flavor range, spanning fruit, dessert and beverage inspirations with its flagship Black Nana (mint, grape), L’Oasis (pineapple, mango, pomegranate), P!na & Lada (pineapple, coconut), P!ches (peach), Big Red (chewing gum, cinnamon) and more. The acquisition of NameLess allows us to expand our growing portfolio at a time when hookah consumption continues to grow globally and further fortify our presence in Germany, building on our established digital and route‑to‑market footprint in the country.

Al Aseel

We have recently introduced Al Aseel in KSA in November 2025 as our entry‑level flavored molasses line, broadening our price‑tier coverage while maintaining our standards for flavor and quality. Al Aseel features a curated assortment of popular flavors tailored to regional preferences, including Two Apples, Grape, Grape with Mint, Grape with Berry, Lemon with Mint and Mint and Love, certain of which are featured below. This value‑led proposition strengthens our presence in the KSA, supports customer acquisition and retention, and provides a natural trade‑up pathway to our core Al Fakher range.

Our Inhalation Devices

OOKA

Initially launched in March 2023 in Dubai and subsequently introduced to the United States and Germany in 2024, OOKA is an innovative, charcoal-free, electrically heated hookah that we believe redefines the traditional smoking experience. Positioned as a high-end, luxury product, OOKA targets consumers with price elasticity and a willingness to pay for an enhanced convenient, hassle-free home consumption compared to traditional hookah. OOKA features a minimalist industrial design offered in black and white finishes and uses premium materials, such as an aluminum oven, smooth-touch silicone hose and all-metal mouthpiece. Reflecting its premium positioning and materials, we have invested approximately $100 million in OOKA as of September 30, 2025, and the device is priced at $399 in the United States, €399 in Europe and AED 1,699 in the UAE, each as of November 30, 2025. The device is supported by a dedicated pod system engineered specifically for OOKA. Tea-based and tobacco hookah pods are sold in two-pod packs priced at $15 to $20 in the United States, €13.99 in Europe and AED 60.00 to AED 70.00 in the UAE, each as of November 30, 2025. In the United States only, OOKA also offers pods with CBD, developed through our collaborations with Cookies and Pacific Realms CBD, each sold in two-pod packs at $20 and $16, respectively as of November 30, 2025.

OOKA represents the natural evolution of the traditional hookah, with precision electric heating (as opposed to charcoal in traditional hookah) to heat prepared molasses blends contained in our OOKA pods. Similar to coffee pods, OOKA pods offer a consistent, clean and convenient experience, without the skill, setup, or heat management required by traditional shisha. by integrating electric heat with our pre-packaged formulations, OOKA transforms the category with a ready-to-use solution at the push of a button, eliminating preparation time and resulting in a consistent session every time.

Source: Based on company information.

OOKA does not rely on any combustion to heat pod mixtures, unlike traditional shisha, which does rely on combustion from charcoal. Our patent-protected electronic heating mechanism eliminates the need for charcoal, along with its strong taste and the production of carbon monoxide. While charcoal heating lacks precise control, OOKA constantly measures temperature across two points in the oven, ensuring the pod mixture is maintained at the optimal temperature for the perfect experience. A patented control system algorithm changes the heating profile throughout the session, to ensure a gradual release of flavors throughout the length of the session. Users may further customize their vapor cloud with an adjustable mouthpiece setting to suit their preferences, and sessions can be paused without the hassle associated with charcoal use. This clean, one-touch operation provides a consistent experience with each use, reducing setup hassles and risks.

To safeguard our proprietary OOKA system, each session begins with a secure, pod-to-device exchange of heating parameters using an encrypted RFID system. The instruction set embedded in each OOKA pod tag is encrypted with a 128-bit AES algorithm, which prevents unauthorized or emulated pods from delivering instructions to the device and ensures compatibility is limited to AIR-approved pods.

Each RFID tag is single-use and based on a proprietary feature of the NXP iCode DNA chipset. Upon use, the tag is irreversibly disabled, preventing reuse and reinforcing the integrity of the authentication process.

Our pod mixtures balance flavor and feature our consumable brand flavors. For instance, we produce tobacco-based pods under our Al Fakher brand and tea-based, tobacco-free pods under our Zødiac line. Furthermore, the unique patent-protected pod design and structure enable OOKA to deliver an optimized smoking experience. Airflow is strategically directed across the pod to provide a substantial vapor cloud and low draw pressure. A specially designed valve further reduces the risk of water entering the pod chamber due to accidental backdraft. The individual packaging and moisture-tight seal covering the perforated lid of each OOKA pod ensure optimal moisture retention and convenient storage compared to traditional shisha containers. Additionally, each pod is equipped with a tag containing operating instructions that guide the safe heating of flavored molasses, allowing for multi-phase, multi-temperature profiles to fine-tune heating for a consistent experience throughout each session. This innovation addresses a key drawback of traditional hookah consumption—unfavorable vapor draw due to inconsistent head-packing or heat application from excessive charcoal and/or an insufficient air gap between the foil or heat management device and the molasses. We have sold over 500,000 OOKA pods from launch in March 2023 to November 30, 2025.

We believe OOKA has the lowest levels of common toxicants among tobacco inhalation products based on a laboratory study commissioned by us. OOKA generated a significantly reduced level of toxicants, as depicted in the graphic below, with common toxicant levels in OOKA aerosol measured below those observed in the three conventional waterpipe aerosols evaluated as comparators.

Source: Underlying data extracted from published scientific literature, including our peer-reviewed study published in Scientific Reports in 2025, which we commissioned and from: Eldridge, A., et al., (2015). Variation in tobacco and mainstream smoke toxicant yields from selected commercial cigarette products. Regul. Toxicol. Pharmacol, 71:409-427 Jaccard, G., et al., (2017). Comparative assessment of HPHC yields in the tobacco heating system THS2.2 and commercial cigarettes. Regul. Toxicol. Pharmacol. 90:1-8, -Schaller, JP., et al., (2016). Evaluation of the Tobacco Heating System 2.2. Part 2: Chemical composition. Genotoxicity, cytotoxicity and physical properties of the aerosol. Regul. Toxicol. Pharmacol, 81:527-547.

VANT

VANT is our proprietary, pod-based inhalation system designed to reimagine modern rituals through targeted, on‑demand experiences. Marrying advanced aerosol technology with precisely formulated ingredients, VANT delivers a sleek, user-friendly platform that prioritizes consistency, convenience and control.

Each VANT pod is developed for a distinct functional profile—Boost, Dream, Focus and Zen—using active ingredients selected for their established properties. Boost features caffeine for a quick lift in alertness and physical readiness. Dream includes valerian root and passionflower extracts to encourage relaxation and support restful sleep without a pharmaceutical approach. Focus includes axorine, a patent-pending nootropic ingredient tailored to aid mental clarity and concentration during periods of intensive work or study. Zen is based on a non-intoxicating CBD (cannabidiol), to promote a calming, balanced experience that supports stress relief and overall well-being.

switch pods. shift gears.

Now you can

with CBD
with Caffeine
with Axorine™
with Valerian Root
ZERO
vânt
focus
2×2ml PODS
UP TO 1,000 INHALES
MANGO PEACH FROST
boost
BERRY LEMON
dream
1×2ml POD
UP TO 30 NIGHTS*
HERBAL
zen
AMBER NOON

vânt

advanced inhalation system

We have developed VANT in partnership with Greentank Technologies, a leading vaping technology company specializing in atomization and advanced material science in Canada, whose Quantum Chip platform delivers precise atomization for delicate wellness liquids. This chip-based aerosolization, is based on a unique, proprietary micro-fluidic pump, which does not require traditional coil and wick systems, and is designed without ceramics or heavy metals. The micro-fluidic channels produce smaller aerosol particles intended to support rapid onset and consistent dosing while reducing potential exposure to heavy metals and ceramic particles associated with traditional vaporizer hardware. The technology is uniquely available to us for formulations that are nicotine‑free and devoid of cannabinoid compounds upon inhalation. To optimize onset, peak and duration, we have conducted research with Zentrela based in Toronto, Canada, which uses proprietary EEG brainwave analysis and structured questionnaires to evaluate device behavior and formulation design.

We have initiated trial launches of VANT in New York City and Madrid in November 2025. We believe the introduction of VANT advances our strategy to create cleaner and more sophisticated inhalation solutions, reinforcing our leadership at the intersection of science, design and ritual while meeting the evolving preferences of contemporary consumers.

Crown vapes

We license the Al Fakher brand to a third‑party manufacturer to develop and commercialize our Crown Bar disposable vapes which provides us with a strategic opportunity to boost revenue with minimal capital investment.

Introduced in 2023, Crown Bar by Al Fakher brings a high‑capacity disposable format engineered to emulate a premium shisha experience. Devices are pre‑filled across a curated flavor range that translates Al Fakher’s signature taste profiles into a modern vaping format. Crown Bar extends our heritage in flavor and ritual into an accessible, on‑the‑go proposition that complements our flavored molasses.

Launched in Germany in November 2025, Crown Switch is our next‑generation, pod‑based rechargeable platform positioned as a higher‑caliber device offering enhanced performance and user control. Powered by Quantum Vape technology from Greentank Technologies, Crown Switch is designed to deliver an improved inhalation experience and flavor clarity in a compact format.

Collaborations and Partnerships

In addition to our primary product offerings, we strategically engage in a series of high-profile collaborations and strategic partnerships that underscore our commitment to innovation, cultural relevance and market expansion.

We actively seek to align with influential figures and brands that resonate with contemporary consumers. Notably, we have engaged in collaborations with cultural icons such as Snoop Dogg, whose longstanding association with smoking culture and lifestyle branding brings significant visibility and credibility to our offerings. The collaboration between Snoop Dogg and Al Fakher, announced in November 2025, introduces a premium collection of five exclusive, co-branded hookah flavors, available for purchase in the U.S. and three exclusive, co-branded hookah flavors, available for purchase in Germany.

Snoop Dogg’s participation extends beyond endorsement and reflects a shared focus on elevating hookah culture and expanding our reach among trend-driven adult consumers.

In July 2025, we launched a collaboration in the United States with Cookies, the globally recognized lifestyle brand co-founded by Berner, to introduce a co-branded OOKA device and a dedicated portfolio of Cookies-branded OOKA pods, including tea-based, non-nicotine pods, authentic hookah tobacco pods and CBD pods. The Cookies x OOKA device and pods (as pictured below) extend our existing flavor portfolio and draw upon our extensive back catalog of grandfathered flavors. By collaborating with Cookies, we expect to gain access to a network of dispensaries, retail partners and a devoted following that values quality and cutting-edge experiences.

Cookies × AL FAKHER
Purple SUNSET
JUICY GRAPES WITH COOLING MINT
AUTHENTIC HOOKAH TOBACCO
AL FAKHER
Cookies × AL FAKHER
Blueberry CAVIAR
FRUITY BLUEBERRIES, CITRUS & MINT
AUTHENTIC HOOKAH TOBACCO
AL FAKHER
Cookies × AL FAKHER
Sandia
REFERESHINGLY COOL WATERMELON
AUTHENTIC HOOKAH TOBACCO
AL FAKHER
Cookies × AL FAKHER
Citrus Zen
MINTY CITRUSY ORANGE
AUTHENTIC HOOKAH TOBACCO
AL FAKHER
Cookies × AL FAKHER
Lemon Icy
TANGY LEMON WITH ICE
AUTHENTIC HOOKAH TOBACCO
AL FAKHER

Furthermore, we have cross-collaborations within our own brands. For example, our Shisha Kartel and Zødiac flavors are available in OOKA pods (as pictured below for Zødiac), allowing us to leverage internal synergies and maximize the reach of our proprietary flavor innovations.

Our Consumers

The market for flavored molasses and shisha products is expansive, appealing to a wide range of consumers with varying preferences and consumption habits. Our offerings cater to both seasoned shisha enthusiasts and newcomers to the experience.

Traditional shisha users, who appreciate the rich flavors and cultural heritage of the practice, often gravitate towards our Al Fakher brand, known for its high-quality and classic flavor profiles. These consumers typically engage in regular shisha sessions, valuing the authenticity and depth of flavor that Al Fakher provides. In contrast, OOKA tends to attract a different group of customers—those who are less frequent shisha users and prioritize convenience and ease of use. OOKA appeals to newer customers who may not be as familiar with traditional shisha setups but are drawn to the modern, hassle-free experience that OOKA offers. This product is designed for individuals who seek a quick and clean way to enjoy shisha without the complexities of charcoal and intricate setups, making it an ideal choice for those who prefer a more casual and spontaneous consumption style.

Furthermore, our Penetration Report demonstrates that shisha is enjoyed across a wide variety of consumer demographics in the western world, as demonstrated by the below chart, which compares hookah consumption by consumer demographics in the United States and Germany:

(1)
Western World in this context includes the United States and Germany.

Our Principal Markets

Global demand for shisha continues to grow, fueled by the enduring appeal of social inhalation, the vibrancy of café culture and the proliferation of flavored molasses across continents. As one of the world’s largest producers of flavored molasses, we have established a robust presence in over 90 markets as of December 31, 2024, with a distribution network that spans the Middle East, the Americas, Europe and beyond. As of December 31, 2024, our largest markets by sales volume are the Middle East, Africa and Asia (generating approximately 67.4% of revenue), the Americas (generating approximately 19.8% of revenue) and Europe (generating approximately 12.8% of revenue), with the remainder of our revenue generated from a growing footprint in other regions. In particular, we aim to expand our Focus Markets.

Focus Markets

Our Focus Markets are countries that are identified for their high economic value and product volume. Currently, the United States, Germany, Spain and KSA stand out as our most important territories, collectively accounting for a significant share of our revenue in 2024. These regions are characterized by customers with substantial disposable income and stringent regulatory environments, where we either hold a meaningful market share or see clear potential for growth. Our Focus Markets offer both established positions and significant expansion opportunities, and we pursue them through a structured, compliance-driven approach that aligns with evolving regulations and tailored market development plans.

The United States

The United States is our largest market in a singular country by gross margin for the year ended December 31, 2024, reflecting both the scale of the opportunity and the success of our market entry strategy. We estimate our market share in the United States at approximately 60% to 65% by sales volume for the year ended December 31, 2024, according to the 2025 Market Assessment Report.

Our operations in the United States leverage a multi-channel approach, combining online sales, distributor partnerships and premium lounge collaborations to maximize reach and engagement. In particular, our acquisition of Hookah.com in 2022, the largest online shisha retailer in the United States as of September 30, 2025 based on site traffic, has further fueled our operations. Generally, such direct channels to consumers increase our margins and allow us to gain further insight into consumer preferences and market trends upon which we hope to capitalize and promote further growth. See also “—Supply Chain—Distribution” and “—Supply Chain—Distribution—E-commerce Channels.”

Europe

Europe represents a dynamic and diverse market for us, encompassing a wide array of countries with shisha cultures and significant growth potential, and two of our Focus Markets including Spain and Germany. For the year ended December 31, 2024, Europe accounted for 12.8% of our revenue, and we anticipate continued expansion as we deepen our presence in high-income economies.

We are an established market player in Spain with an approximate market share of 30% to 40% by sales volume as of December 31, 2024, according to the 2025 Market Assessment Report. Our leadership in Spain is complemented by a strong performance in Germany, where large Middle Eastern diaspora populations and evolving consumer preferences drive demand, notwithstanding regulatory complexity. Our market share in Germany is approximately 20% to 30% by sales volume as of December 31, 2024, according to the 2025 Market Assessment Report.

We see significant potential to increase both penetration and frequency of shisha consumption in Europe, particularly through the introduction of our charcoal- and tobacco-free innovations, OOKA and VANT. The region’s higher disposable incomes and robust regulatory frameworks favor us, providing a competitive advantage in both traditional and emerging product categories. Strict regulations on advertising tobacco-inclusive products in many European countries pose challenges for new entrants, making the widespread availability of our products a valuable asset for protecting and expanding our market share.

Further, since 2019, our manufacturing facility in Poland, which spans 8,900 square meters and provides an annual production capacity of flavored molasses of approximately 5,500 tons, has enhanced our ability to serve European consumers efficiently, leveraging low production costs and duty-free access to EU markets. This strategic investment underscores our commitment to growth and operational excellence in Europe. See also “—Manufacturing—Our Production Facilities.”

Middle East, Africa and Asia (“MEAA”)

Our operations in our KSA focus market represent the cornerstone of our presence in the MEAA region and have generated 67.4% and 64.6% of our revenue for the years ended December 31, 2024 and 2023, respectively, in the region. We hold a leading position in KSA’s flavored molasses market, supported by a substantial market share of 50-55% by sales volume for the year ended December 31, 2024, according to the 2025 Market Assessment Report.

KSA’s role as a member of the GCC and its participation in the Gulf Union has facilitated greater economic integration and reduced barriers to trade, allowing us to operate with agility and scale. KSA’s large, youthful population regards shisha as an integral part of its heritage, and the market is further buoyed by higher-than-average disposable incomes and ongoing economic liberalization. Regulatory reforms in recent years, including the lifting of bans on flavored shisha in 2018, relaxation of pack size restrictions in 2020 and various exemptions granted to our OOKA and Zødiac products in anticipation of their launches in this market, have all created a favorable environment for growth and innovation. Strategically located at the crossroads of the Middle East, KSA serves as a vital hub for our operations and a gateway to the wider region.

Other markets such as Egypt and the remainder of GCC countries enjoy a long-standing shisha tradition. Here, shisha is woven into daily life: used frequently, shared socially and enjoyed in bustling cafés and private homes. Consumers favor flavored molasses, with classic profiles such as Apple, Grape and Mint driving demand, while contemporary blends are adopted more selectively. Our growth is anchored by a large, experienced user base, dense café networks and broad acceptance of traditional flavors. We defend and expand our share by offering a comprehensive range of classic flavors, maintaining uncompromising quality and forging strong partnerships with café operators. In parallel, we have introduced inhalation devices such as OOKA without compromising the culture that defines shisha.

Our presence continues to grow across the rest of the world, reflecting the universal appeal of shisha and the adaptability of our products to a wide range of cultural contexts. In Africa and Asia-Pacific, we are witnessing rising demand for both traditional and innovative shisha offerings. These regions are characterized by a blend of established shisha traditions—often rooted in local hospitality and social rituals—and a new wave of interest among younger, urban consumers. This growth is driven by increasing urbanization, rising disposable incomes and the global spread of café culture. Our approach in these diverse markets is highly localized: we work closely with distributors, specialty retailers and hospitality partners to build brand awareness and foster adoption. By remaining attuned to local regulatory developments and evolving consumer preferences, we ensure that our portfolio remains both relevant and compliant to capture emerging opportunities and sustain long-term growth.

Duty-Free Market

A cornerstone of our international expansion strategy is our robust duty-free business, which is strategically positioned in key global travel hubs, notably in French and international airports and in certain railway stations across Europe, the Middle East, Africa and Asia. By leveraging duty-free exemptions, we are able to offer our shisha products without the burden of local excise taxes, import duties or other regulatory tariffs typically associated with tobacco-related goods. This allows us to provide our products at highly competitive prices while maintaining strong profit margins. For the year ended December 31, 2024, our duty-free channel generated approximately $21 million in revenue.

Our presence in duty-free zones—including prominent airport retail locations—gives us direct access to a diverse international consumer base. This includes travelers and high-net-worth individuals seeking premium shisha products at tax-free prices. The duty-free channel not only broadens our reach but also insulates our business from local tax policy fluctuations and regulatory changes, creating a more stable and predictable commercial environment.

By capitalizing on the duty-free market, we have significantly enhanced our global brand visibility, improved accessibility for international consumers and secured a distinct competitive advantage in the premium shisha segment—particularly in Morocco and other gateway markets. This strategy is fully aligned with our broader growth objectives, supporting our expansion into new territories and optimizing revenue generation through tax-efficient sales channels. As we continue to invest in and expand our duty-free operations, we are well positioned to further strengthen our leadership in the global shisha market.

Marketing

We employ a variety of marketing channels to market our products and to strengthen our brand awareness while at the same time ensuring strict compliance with various restrictions on the marketing and advertising of tobacco and nicotine-inclusive products to consumers in various markets where we operate. See also “—Regulation.” For our flavored molasses, we predominantly target lounges for feedback, trial and education. We are active in premium lounges around the world, increasing our visibility among high-profile and influential clientele. Our products are also regularly endorsed by social media influencers, with our official Al Fakher Instagram profile at 16,000 followers as of December 2025. We are also focused on expanding reach to new and emerging consumer segments through capturing whitespace in the market, including initiatives to develop and launch products for the value segment, targeting more price-sensitive customers.

Our marketing strategy for OOKA focuses on expanding our presence in the HoReCa sector, which we believe is crucial for enhancing familiarity with OOKA. In the UAE, HoReCa establishments require a shisha license to offer traditional shisha but do not need such a license for OOKA. This presents an opportunity for these venues to generate additional revenue with minimal downside. We believe HoReCa serves as a vital marketing tool, allowing consumers to experience OOKA multiple times before committing to a purchase.

Supply Chain

We maintain a global and vertically integrated supply chain that is pivotal to our operational efficiency, quality assurance and regulatory compliance in the production and distribution of our products. Our established global presence enables us to leverage our supply chain as a key driver of market leadership and scalability.

Sourcing and Procurement

Our raw materials, including tobacco leaves, tea leaves, glycerin and packaging, are sourced from a diverse network of third-party suppliers across Europe, Asia and North America. We strategically select suppliers based on factors such as cost, quality, safety, reliability, environmental impact and ethical practices. We have established our own Standards of Business Conduct, covering antibribery, corruption, sanctions and other global policies. This approach is designed to ensure a robust and flexible supply chain, minimizing dependency on any single supplier and allowing for substitution opportunities to optimize pricing and quality.

In particular, our tobacco and tea leaves are primarily sourced from trusted growers in Europe and India, who select leaves for consistent quality and traceability. The tobacco leaf used for flavored molasses production is extracted from around the base of the tobacco plant and is lower in nicotine‑content than the leaves towards the top of the plant used for other tobacco‑inclusive products such as cigarettes. The leaves used for flavored molasses production are also relatively higher in cost, as the plant cannot survive after extraction of their lower base leaves. Furthermore, we primarily source glycerin from Asia and fructose from Turkey.

Our flavor ingredients and additives are primarily sourced from Europe, the United States and India. We consider flavor ingredients to be the most important ingredient in our production process, as the unique formulations developed by our suppliers are paramount to the success of the flavors we produce. To protect against our competitors replicating the same or similar flavors that we produce, we ensure that all of our supply agreements with flavor ingredient suppliers contain exclusivity clauses that prohibit our suppliers from selling specific combination of flavor ingredients to third parties.

We regularly evaluate our needs and suppliers’ capacities and may occasionally switch suppliers for pricing, quality or other strategic reasons. We are not dependent on any one single supplier for most of the raw materials we use to produce our flavored molasses due to our ability to source from a multitude of suppliers. Raw materials used in our products may be substituted between suppliers. As such, our supplier contracts are typically for short durational periods of one to two years. However, we rely on specific third-party manufacturers to produce flavoring ingredients, which we further process to develop our proprietary shisha flavors. We also rely on third-party manufacturers to produce the individual components for our devices, including OOKA, VANT and our vapes. Upon expiration of the term of an agreement, we may choose to reengage with a certain supplier on a mutual basis.

For OOKA, we source all machine and pod components from third-party suppliers. The components for OOKA are a mixture of off-the-shelf parts that are also used by other producers in other appliances as well as parts that are individually produced for us based on our own design. For our own designs, we select the suppliers through a thorough vetting process to ensure that they have the capabilities to produce OOKA parts to our quality standards at a competitive price. Once we have selected the suppliers, we work close with them to finalize the product specifications before the production begins. In the case of OOKA pods, we then fill the components with our own flavored molasses.

Manufacturing

Manufacturing Process

We produce flavored molasses through a tightly controlled process that begins with shredding tobacco leaves, followed by blending with corn syrup, glycerin and proprietary flavor ingredients and culminates in packaging that complies with applicable market regulations. For our tea-based flavored molasses, we procure semi-finished product in bulk from qualified third-party suppliers who manufacture to our specifications; because it contains no tobacco, it does not require the same regulatory approvals before packaging. We manage our in-house production at our state‑of‑the‑art facilities in the UAE and Poland, where we are transitioning to fully automated lines to ensure consistent quality. These lines use in-line weighing systems that continuously monitor fill levels and automatically recalibrate the filling mechanism to maintain average packaged weight within pre-set tolerances. Flavor addition and exact mix ratios are governed by a centralized control system located off the production floor.

Our OOKA device is produced by sourcing approximately 250 components from suppliers, assembling the device through a third-party manufacturer in Malaysia and packaging in the UAE for distribution from Poland. Our OOKA pods are filled with our flavored molasses in our flavored molasses facilities. Each pod includes an RFID tag supplied by a third party that is programmed with the heating profile inside our factories, tailoring the heating instructions to the pod mixture, enabling OOKA to automatically adjust heat to the pod’s contents. After filling, we crimp a perforated lid onto the pod and apply a heat seal to preserve flavor and integrity, then package the pods in blister packs for additional protection before placing them into various outer retail formats to meet market and regulatory requirements. The pod manufacturing process is currently semi‑automated. The process for Zødiac is largely the same, except that the tea leaves are sourced pre‑shredded.

We maintain strict controls over our proprietary formulations and manufacturing processes, including confidentiality agreements with suppliers and restricted access to sensitive production steps.

Our Production Facilities

Our products are produced at eight production facilities, including three company-operated sites in the UAE and Poland and five third-party partner sites worldwide. Our facilities are strategically located to serve key markets in the Middle East, Europe and beyond, with our two facilities in the UAE catering to Heritage Markets and exports and our Poland Facility supporting distribution to European markets. In particular, our Poland Facility capitalizes on its proximity to Spain, which is one of the fastest growing markets for our products and benefits from a relatively lower cost base than in other European countries. Our flavored molasses products are manufactured in all eight of our production facilities, and our OOKA devices are produced in Malaysia with packaging completed in the UAE for distribution from Poland.

We directly operate three facilities, two in the UAE and one in Poland. All three facilities are equipped with a mix of fully automated and manual production lines, allowing for flexibility in product formats and efficient scaling to meet demand. Our largest facility is located in the Ajman Free Zone in the UAE (the “Ajman Free Zone Facility”), which began operations in 2009. The Ajman Free Zone Facility spans 25,700 square meters and offers an annual production capacity of approximately 28,300 tons, featuring significant cold storage to maintain product quality. We also have a production facility in the Ajman Industrial Zone Facility, which began operations in 2006 and spans 10,700 square meters with a capacity of about 11,000 tons per year. Our facility in the Ajman Industrial Zone (the “Ajman Industrial Zone Facility”) supports the manufacturing activities of the Ajman Free Zone Facility, providing synergies in certain parts of the production process. We also have a facility in Godzisk Mazowiecki, Poland (the “Poland Facility”), which was completed in 2019. The Poland Facility spans 8,900 square meters and provides a capacity of roughly 5,500 tons per year.

In addition to the three production facilities operated by us, we partner with five third‑party facilities in Egypt, Iraq, Jordan, Lebanon and Malaysia. Our partner facility in Malaysia is dedicated to the production of OOKA.

Distribution

Our market position is supported by an extensive distribution network worldwide, which integrates both direct and third‑party routes to market to both maximize geographical reach while enhancing our profit margin where possible. We have our own in‑house distribution operations in the United States, KSA, Germany and the UAE, complemented by a network of third‑party distributors worldwide.

Our products are distributed through two primary channels: (i) a business-to-consumer (“B2C”) channel, underpinned by our proprietary e‑commerce platforms that enable us to sell directly to end consumers and (ii) a business-to-business (“B2B”) channel, where products move from exporters and importers/distributors to wholesalers, who then supply retailers and on‑premises venues. We directly manage part of our B2B channel distribution where we sell products directly to (i) wholesalers, (ii) retailers for off‑premises sales and (iii) commercial venues, such as lounges and HoReCa for on‑premises sales. In addition, we partner with third-party distributors who oversee the export/import process and the further distribution of our products to wholesalers and retailers. The chart below provides a summary of our distribution channels and highlights the specific roles we play in the distribution of our products.

AIR's Position in Product Distribution

Internalized vs. Third-Party Distribution (2023)*
Third-Party [XX%]
Controlled [XX%]
advanced inhalation rituals
Factory
Raw Materials Suppliers
air advanced inhalation rituals
Exporter
Importer / Distributor
Wholesaler
Salesforce
Salesforce
Retailer
On-Premise
End Consumer
End Consumer
E-commerce Channels
HOOKAH WHOLESALERS
South Smoke
shisha-world
HOOKAH-SHISHA

By increasing control over our distribution network and prioritizing the development of in‑house distribution and direct e-commerce channels, we are positioned to capture a greater share of the value chain, realize higher profitability and improve data visibility. At the same time, our select third‑party partners extend our market reach.

E-Commerce

We currently operate our own e-commerce platforms in the United States and Germany (for sales throughout Europe). Between 2019 and 2022, we acquired a suite of North American and European e-commerce assets to extend our reach along the value chain, open new channels to consumers and improve margins through the removal of intermediaries and wholesalers. In 2025, we combined Hookah-Shisha.com and SouthSmoke.com and launched Hookah.com as a unified, consumer-facing platform that brings together the best of our online offerings for United States customers. Our platforms now include Shisha-World.com in Germany, Hookah.com in the United States, SouthSmoke.com in the United States, OOKA.com in the Middle East, Europe and the United States and Shisha.com worldwide.

Our e-commerce channels allow us to reach both end and wholesale customers directly, increasing our margins by eliminating intermediaries, gaining deeper customer insights and further strengthening our brand awareness. Today, our digital reach in the United States and Germany is substantial, with an approximately 35% share of United States category traffic (calculated as our own website traffic in the United States divided by category traffic data from external sources from January to August 2025 data) and 40% share of German category traffic (calculated as our own website traffic in Germany divided by category traffic data from external sources from January to August 2025).

Our current e-commerce platforms include:

•
Hookah.com as one of the leading B2B online hookah e-commerce sites in the United States, offering a premium selection of shisha, hookahs and accessories;
•
Shisha-World.com as one of the leading B2C online shisha stores in Europe, selling hookahs, flavored molasses and related products from everyday essentials to premium picks, bringing quality and convenience together under one digital roof;
•
OOKA.com as our designated sales website for OOKA and serves as a regional gateway for the Middle East, the United States and Germany, offering direct-to-consumer sales of OOKA devices and flavor pods (including tobacco, tea-based nicotine-free and CBD options, in the case of the United States) along with accessories. It also provides product education, FAQs, scientific assessments of emissions and support resources. For hospitality and venues, the site features OOKA’s professional offering and partner programs; and
•
Shisha.com as a global online shisha community platform for shisha and hookah lovers, offering an index of places to experience shisha around the world, connecting lounge and shisha shop owners with their customers online and providing a global source of shisha education. From December 2024 to November 2025, the site had over 14 million impressions (each impression means a single view or loading of the website information on a user’s screen).

In the United States, with Hookah.com, we now operate the largest shisha-focused e-commerce platform in the United States as of September 30, 2025 based on site traffic and sales volume. Our team combines an in-house e-commerce development group with external programming resources. We intend to increase the share of sales through our own e‑commerce platforms to further enhance margins and customer understanding. Our platforms are integrated into our sales operations and leverage purchasing data from hundreds of thousands of consumers and thousands of retailers and lounges to support direct‑to‑consumer offers, price elasticity testing and compliant operations.

Licensing and Royalty Agreements

In addition to our distribution channels mentioned above, we also enter into joint venture or licensing arrangements with our partners to further expand our market presence, which enable us to generate royalty-based revenue, reduce capital intensity and mitigate operational risk while maintaining control over our intellectual property. For example, we have entered into licensing arrangements with the KM Group to produce and distribute our flavored molasses brands in Iraq and Egypt. Under such arrangements, we provide the KM Group with the necessary instructions, technologies and raw materials to produce specific flavored molasses in accordance with our specifications and receive royalties in return, while retaining ownership of the relevant intellectual property related to our products. We have also established similar manufacturing and royalty-based arrangements in Jordan and Lebanon. These contracts allow third parties to produce and sell our branded flavored molasses, providing us with relatively stable revenue streams while mitigating risks associated with operational challenges in certain jurisdictions. For the year ended December 31, 2024, 10.2% of our revenue was derived from our licensing or joint venture arrangements under which we received royalty-based revenue.

Research, Development and Design

Our Research, Development & Design (“RDD”) division is responsible for creating all new flavors, products and technologies. We continuously conduct research across all our geographic markets, leveraging our extensive relationships with distributors, wholesalers and supplier, combined with insights from our consumers and e-commerce data, to track market developments, customer preferences and consumer trends. These insights inform the development of new products and flavors and guide updates to existing flavor formulations.

The formulation process begins with a brief to our flavor suppliers based on consumer insights and a target product profile. Suppliers develop proposed ingredients and send samples with recommended dosages. Our science team reviews all new ingredients and any materially different quantities of familiar ingredients to confirm compliance with applicable safety standards and our duty of care to consumers. We then prepare multiple samples for qualitative consumer trials. Formulations receiving positive feedback proceed to quality assurance for production. If consumer testing yields negative feedback at any stage, our RDD team iterates on the formulation until results are satisfactorily positive.

Employees

As of December 31, 2024, we had 875 employees globally, of which 161 employees are based in our headquarters in Dubai. The number of our employees by geography is summarized below as of December 31, 2024 and 2023.

	As of December 31,
	2023	2024
Total Employee Count	995	875
MEAA	757	610
Europe (including the United Kingdom)	157	167
Americas	81	98

The terms and conditions for employees, including working hours, termination rights and benefits, are governed by standard employee contracts. No employees are represented by labor unions, collective bargaining agreements or other similar agreements, except for a collective bargaining agreement in place in Spain and in Germany, certain employees have initiated a works council (Betriebsrat) election administered by an elected electoral board. We have not experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

Property

We lease three warehouses in Poland, Germany and the UAE and offices in the United States, United Kingdom, UAE, India, KSA, Germany, Spain and Poland. We summarize our principal properties below.

Property Name / Function	Location (City, Country)	Size (square meters)	Ownership Status
Dubai Headquarters	Dubai, UAE	1,880	Leased
Manufacturing Facility	Ajman Free Zone, UAE	25,700	Leased
Manufacturing Facility	Ajman Industrial Zone, UAE	10,700	Owned
Manufacturing Facility	Grodzisk Mazowiecki, Poland	8,900	Leased

Competition

We operate in a highly competitive global market for shisha (including flavored molasses and related accessories) and inhalation devices. Competitive dynamics vary by category and geography and include a mix of international brands and numerous regional and local producers. Competitive conditions are driven primarily by brand strength, product quality and consistency, innovation and product development, breadth and depth of distribution, regulatory compliance, pricing and the ability to secure and manage supply of key inputs and logistics. Certain competitors, including those affiliated with multinational tobacco companies, have substantially greater financial and operational resources, enabling sustained investment in innovation, marketing and route‑to‑market. Industry consolidation and evolving regulation also shape market structure, cost to comply and consumer preferences.

In flavored molasses, competition is fragmented and includes both established international brands and local or regional participants, as well as lounge “house blends.” Material competitors in this category include Nakhla (Japan Tobacco International) and various regional producers in the Middle East, North Africa, Europe and the United States. We also face competition from duty-not-paid and counterfeit products. Competition in this category is primarily based on flavor portfolio, sensory consistency, price and distribution reach, including on-premise lounge channels and specialty retail.

In inhalation devices and accessories, we compete with traditional hookah hardware manufacturers and emerging electrically heated or charcoal‑free systems, as well as adjacent nicotine‑inclusive platforms and heat‑not‑burn devices that may address overlapping consumer demands. Although we believe we are currently the sole producer of both a charcoal-free and electrically heated hookah device, OOKA, OOKA and our flavored molasses offerings face indirect competition from other heat‑not‑burn or nicotine‑inclusive inhalation products, including platforms such as IQOS by Philip Morris International and from producers targeting overlapping consumer occasions across cigarettes and e‑cigarettes/vapes. In select markets, our pod‑based and wellness inhalation offerings also compete with adjacent vape categories where our brands are licensed.

In nicotine pouches, we face both global and regional pouch brands, particularly in markets where the Al Fakher brand is licensed, such as ZYN and VELO.

Competition spans channels as well as products. As an operator of shisha‑focused e‑commerce websites, we compete with other online retailers offering flavored molasses, hookah devices and heat‑not‑burn or nicotine‑inclusive inhalation products, alongside traditional offline wholesale and retail channels. These dynamics influence traffic acquisition, conversion, merchandising and pricing across geographies.

Information Technology

As we operate in countries with numerous data security and privacy laws, our IT systems and online e-commerce platforms are designed not only to drive operational efficiency and quality assurance but also to ensure robust data protection, regulatory compliance and global scalability. We engage in industry standard IT practices, employing encryption, firewalls, virtual private networks and disaster recovery protocols to safeguard our digital infrastructure. Our IT professionals are dedicated to implementing systems and practices that protect against the loss of sensitive or confidential information, by conducting regular penetration and vulnerability testing and spearhead awareness campaigns to integrate information protection and security into our organizational culture.

Intellectual Property

Intellectual property, which includes patents, designs, copyrights and trademarks, as well as trade secrets and expertise, is critical to our business. Our intellectual property is currently held and managed by three of our subsidiaries: (i) AIR IP Holdings Limited, a company incorporated under the laws of the UAE; (ii) AIR Group Ventures Limited, a company incorporated under the laws of the UAE DIFC; and (iii) Al Fakher International Co, a company registered under the laws of the Cayman Islands. Under these three subsidiaries, our intellectual property management team performs and controls the strategic functions related to intellectual property and provides all assets necessary to the development, enhancement, maintenance and protection of our intellectual property.

Patents

As of December 31, 2025, we own patent cases within patent families. Of the cases, we have granted patents and pending patent applications in . of the patent families relate to OOKA, our charcoal-free, electrically heated hookah, representing the majority of all patent related intellectual property that we own. Our patents are registered in more than twenty countries, covering all major markets in which OOKA devices are sold, including .

Our OOKA patent portfolio comprises the following two complementary components: (i) patents acquired as part of our strategic evaluation of the intellectual property landscape (including portfolios associated with Jimmy’z, Kanben, Hauni and Elookah) and (ii) our own patents developed in-house, with many of these patent families encompassing multiple inventions. This approach reflects our strategy to secure a fundamental patent portfolio in e‑shisha technology by provisionally protecting a broad range of innovations that we can select to protect in the future.

In addition to the OOKA portfolio, we have pending patent applications relating to our vape device VANT and our new vaping formulation Axorine. Within the current schedule, of the patent families are no longer aligned with our product roadmap.

Furthermore, we also own industrial design registrations and applications across design families, of which are registered and are pending. One design family pertains to the acquired Jimmy’z portfolio, which we no longer consider relevant. Three design families relate to OOKA and one to VANT. OOKA designs are registered in . VANT designs are additionally registered in .

Trademarks

Our most important trademarks registered globally are Al Fakher, OOKA, Shisha Kartel, Zødiac and their corresponding logos. As of December 31, 2025, we own registered trademarks and have pending trademark applications in brands, with registrations for our traditional Al Fakher brands in countries worldwide and registrations for our current Al Fakher ‘brushstroke’ branding in countries. We have applied for TM protection for more-recently-developed brands in a core set of countries with a view to expanding geographical scope over time in line with commercial plans for those brands.

Trademark protection is important to our business. We assert, to the fullest extent under applicable law, our rights to our trademarks, trade names and service marks. We monitor potential infringement of our trademarks. If one of our important trademarks is or may be infringed, we take appropriate legal action to protect our rights. We routinely file oppositions to trademark applications that may potentially infringe our rights in jurisdictions globally, and in many instances, we are successful in our opposition. For risks relating to infringement of our intellectual property, see “Risk Factors—Risks Related to Regulatory, Legal and Taxation Matters.”

Trade Secrets and Proprietary Know-How

We rely on a robust portfolio of trade secrets and proprietary know-how that are central to our product differentiation and sustained competitive advantage. Our trade secrets are embedded throughout our value chain—from raw material handling and flavor development to manufacturing, packaging and product stabilization—and collectively form a durable competitive advantage that is both difficult to replicate and resilient across markets.

At the formulation level, we maintain undisclosed flavoring recipes, infusion ratios and layering techniques that create our signature flavor profiles. These formulations are built around complex interactions of tobacco leaf type and molasses aromatic compounds, developed in-house through a specialist team trained in sensory and flavor science. Equally critical are our manufacturing processes, which focus on leaf preparation, moisture management and careful blending to help maintain product quality and consistency across markets.

Access to these processes and formulations is strictly limited, supported by physical and digital access controls, employee segmentation and binding confidentiality and non-compete agreements across all relevant personnel and third-party partners. We do not rely on any single individual for the preservation of our core formulations or processes. Our formulas are shared on a need-to-know basis within our toxicology and formulation teams. This approach ensures continuity, protects against intellectual property leakage, particularly in jurisdictions with limited intellectual property enforcement and provides a long-term barrier to entry that is difficult to replicate through reverse engineering or third-party sourcing.

Regulation

We are subject to government regulation with respect to the manufacture, distribution and sale of flavored molasses products in the countries in which we operate, and these products are governed by a diverse and increasingly complex set of regulatory frameworks across our global footprint. Flavored molasses tobacco is often treated differently from combustible cigarettes and other nicotine products, and we are subject to a wide range of regulatory requirements, including those relating to product classification, ingredient disclosure, health warnings, packaging standards, flavor usage, excise taxation, distribution controls and restrictions on marketing and distribution.

Given the fragmented and jurisdiction-specific nature of these regulatory regimes, we have built a cross-functional regulatory infrastructure designed to ensure compliance and operational continuity across markets. We maintain in-house regulatory and legal personnel based in Dubai, KSA, Europe and the United States, supported by a network of local advisors and specialized counsel in each of our core operating regions. We monitor legislative changes in real time, adapt to regulatory changes and ensure that our commercial strategies remain aligned with prevailing legal requirements.

Our compliance protocols span the full product lifecycle, from formulation and packaging through to registration, labeling and distribution. We tailor product attributes, including packaging configurations, flavor composition and warning formats, to meet local requirements while preserving brand consistency and product quality. We also maintain rigorous audit trails, regulatory filings and internal controls to ensure that we remain at a high level of compliance with applicable laws, taking account of local market practices and enforcement priorities.

We are unable to predict the effect that any future regulatory change, or any overlapping or unclear regulations, may have on us, but such change, overlap or lack of clarity could be substantial and make it difficult for us to operate our business or materially impact the market for shisha products. We continue to monitor and proactively engage in dialogue on legislative matters related to our industry. See also “Risk Factors—Risks Related to Regulatory, Legal and Taxation Matters.”

United States

Our business in the United States is subject to comprehensive regulation at the federal, state and local levels. The FDA is the primary federal regulator, overseeing the manufacture, import, packaging, labeling, marketing and sale of tobacco-inclusive products and certain related components. The Alcohol and Tobacco Tax and Trade Bureau (“TTB”) administers federal excise taxes, while state and local authorities impose additional requirements, including tax, retail sale and age restrictions, marketing and public-place usage.

The Family Smoking Prevention and Tobacco Control Act (“TCA”) amended the Federal Food, Drug and Cosmetic Act (“FDCA”) to provide the FDA with broad authority to regulate the manufacture, quality control, advertising, promotion, labeling, packaging, storage, distribution, recordkeeping, premarket authorization, post-authorization monitoring and post-authorization reporting of tobacco products, including our shisha tobacco products.

Among its authorities, FDA requires that manufacturers of tobacco products first introduced or modified after February 15, 2007 undergo premarket review and obtain premarket authorization prior to commercialization. Under Section 910(b) of the FDCA, a manufacturer can submit a Premarket Tobacco Product Application (“PMTA”) to obtain a Marketing Granted Order (“MGO”) authorizing the commercialization of a new tobacco product in the United States. To obtain an MGO, the PMTA must enable FDA to determine that: (1) permitting the marketing of the new tobacco product would be appropriate for the protection of the public health; (2) the methods used in, or the facilities and controls used for, the manufacture, processing, or packing of the product conform to the requirements of Section 906(e) of the FDCA (21 U.S.C. § 387f(e)); (3) the product labeling is not false or misleading in any particular; and (4) the product complies with any applicable product standard in effect under section 907 of the FDCA (21 U.S.C. § 387f) or that there is adequate information to justify a deviation from such a standard. In determining whether authorizing a new tobacco product would be appropriate for the protection of the public health, FDA considers, among other things:

•
Risks and benefits to the population as a whole, including people who would use the proposed new tobacco product, as well as nonusers;
•
Whether people who currently use any tobacco product would be more or less likely to stop using such products if the proposed new tobacco product were available;
•
Whether people who currently do not use any tobacco products would be more or less likely to begin using tobacco products if the new product were available; and
•
The methods, facilities and controls used to manufacture, process and pack the new tobacco product.

FDA may authorize the marketing of certain new tobacco products based on a determination that they are “substantially equivalent” to a predicate tobacco product, or a tobacco product that was commercially marketed in the United States as of February 15, 2007. A new tobacco product is “substantially equivalent” to a predicate tobacco product if it has the same characteristics of the predicate product or has different characteristics that do not raise different questions of public health. To receive marketing authorization based on a determination of “substantial equivalence,” manufacturers must submit a Substantial Equivalence report, or SE Report, to FDA. FDA has issued a guidance document advising manufacturers on the content recommendations for SE Reports. FDA may also exempt tobacco products from the requirement to demonstrate substantial equivalence. Tobacco products that have been modified by adding or deleting a tobacco additive, or increasing or decreasing the quantity of an existing tobacco additive, are eligible for this exemption. For FDA to exempt such products from the requirement to demonstrate substantial equivalence, manufacturers must submit an Exemption Request (“EX REQ”) to FDA establishing that (1) the modification would be considered minor and (2) an SE Report that demonstrates substantial equivalence would not be necessary to ensure that marketing the tobacco product would be appropriate for the protection of the public health and (3) that an exemption is “otherwise appropriate.” The vast majority of AIR’s tobacco containing products on sale in the United States are either grandfathered or authorized by way of exemptions from the requirement to demonstrate substantial equivalence. In addition, AIR’s OOKA system is the subject of a pending Substantial Equivalence application and a PMTA is being prepared in case the FDA rejects that application

The TCA prohibits cigarettes or any of its components or parts from containing artificial or natural flavors or herbs or spices that serve as characterizing flavors of the tobacco product or tobacco smoke, except for menthol. There is currently no such ban on characterizing flavors in shisha tobacco, but manufacturers are required to disclose product ingredients and report certain HPHCs.

The TCA prohibits manufacturers of tobacco products, including shisha, from distributing free samples of these products, and it bans the use of descriptors such as “light” or “mild” on packaging and advertising. Tobacco products must also bear warning statements regarding the addictiveness of nicotine.

In addition to federal oversight, our U.S. operations are subject to state and local licensing and permitting regimes that vary by jurisdiction. A few states and a number of municipalities, including California have enacted broad restrictions on flavored tobacco products, often expressly exempting shisha from these restrictions. For example, the state of California prohibits most flavored tobacco sales but expressly allows flavored hookah tobacco in licensed stores that comply with applicable laws for customers 21 years of age and older and permits hookah lounges, subject to state and local requirements. Massachusetts similarly restricts the sale of all flavored tobacco products statewide. Flavored products may be sold only for on-site consumption in licensed hookah lounges for customers 21 years of age and older. Other states, such as New York and Rhode Island, restrict flavored vape products with limited exceptions. States and municipalities may also impose more expansive restrictions on advertising, point-of-sale displays and sponsorships, and these requirements can vary significantly by jurisdiction. Retail sales are subject to strict age-verification requirements, with a federal minimum age of 21, and vending machine sales are generally limited to adult-only venues. Public-place usage of shisha is also regulated at the state and local level, with substantial jurisdictional variation. This regulatory patchwork can increase monitoring and compliance costs and affect our ability to access and expand our reach in certain markets. Additionally, the availability, renewal, or tightening of required state or local licenses, amendments to state or local regulations or any changes to exemption conditions under flavor restrictions, could limit our ability to operate or expand in affected markets, increase compliance costs, and adversely impact sales.

Shisha tobacco is subject to federal excise tax at the rate applicable to pipe tobacco, with additional state taxes that can be substantial and vary widely. Bills have been introduced in Congress that could significantly increase federal excise taxes on tobacco products, including shisha and eliminate certain tax deductions for advertising. If enacted, these changes would increase our tax burden and could adversely affect pricing, sales volumes and profitability.

All 50 states and the District of Colombia have state licensure and excise tax regimes for tobacco sales, each with their own tax rate. Tax rates vary widely by how they are assessed (if by weight or percentage of price), the type of transaction and the rate itself. Depending on the type of transaction, each state requires a seller to obtain a tobacco license and remit excise taxes on a regular basis. State tax rates are regularly reviewed and adjusted by state legislatures or regulatory authorities.

Spain

Our business in Spain is subject to extensive regulation at the national and regional levels. The primary regulatory authorities are the Ministry of Health, which oversees public health and tobacco control policy and is responsible for the implementation of European Union directives relating to product regulation and Ministry of Finance, which transposes EU excise and also overseas the Commissioner for the Tobacco Market, which supervises tobacco market operators and enforces compliance with applicable regulations. In addition, regional and local governments may impose further requirements, particularly regarding retail, marketing and public use.

In Spain, shisha tobacco products are classified as “smoking tobacco” and are subject to the same core regulations as other tobacco products. All tobacco-containing shisha must comply with national product standards, ingredient and emissions reporting and packaging and labeling requirements, including prominent health warnings covering 65% of the front and back of the package. Spanish law also prohibits packaging from containing economic incentives, for example, vouchers, any elements or features that could be considered promotional, or references that could create a misleading impression of the product’s characteristics, health effects, flavors, or risks.

While there is currently no ban on flavors or nicotine content for shisha tobacco in Spain, all characterizing flavors are banned in cigarettes and roll-your-own tobacco, which stems from the EU Tobacco Products Directive. Member States cannot unilaterally ban characterizing flavors for shisha tobacco under the current TPD. They can, however, ban specific ingredients, which other Member States have done, in particular, in relation to menthol and its substitutes.

There is currently no requirement for pre-market product authorization specific to shisha products in Spain, but manufacturers and importers must submit ingredient lists before products are placed on the market. They must also submit pack designs to the Tobacco Commission for pre-approval. Spanish law also prohibits all forms of advertising, sponsorship and promotion of tobacco products, including shisha, with limited exceptions for industry publications and in-store promotion within licensed tobacconists (estancos). Retail sales of shisha tobacco are strictly limited to state-licensed tobacconists and authorized vending machines and sales to minors under 18 are prohibited. Public use of shisha tobacco is generally restricted to designated outdoor spaces, and indoor use is prohibited in most public places. However, a regulatory loophole currently allows tobacco-free shisha to be consumed indoors in some bars and clubs, though this may be addressed in future legislation. This complex regulatory environment, and any changes to EU or national standards could require us to reformulate our products, increase costs on additional compliance measures and result in additional operational complexity that could adversely affect our financial position, results of operations and cash flows.

Shisha tobacco is subject to a national excise tax as ‘other smoking tobacco,’ currently set at 28.4% of the retail selling price, with a minimum duty of €30 per kilogram. The tax regime is under review, and both national and EU-level proposals could result in significant increases in excise rates and a shift toward a higher fixed tax component albeit with a gradual transition period. Any such changes would increase our tax burden and could adversely affect pricing, sales volumes and profitability.

Enforcement of tobacco regulations in Spain is generally strict, particularly regarding retail sales, advertising and public use. The Ministry of Health and the Commissioner for the Tobacco Market have increased inspection and enforcement activities in recent years, and penalties for non-compliance can be significant, including fines, sanctions, suspension or revocation of licenses, product seizures, or other enforcement actions.

Since May 2024, all tobacco products, including shisha, are required to carry unique identification codes and security features as part of the EU-wide track and trace system. This system obliges manufacturers, importers, and supply chain operators to record and report the movement of tobacco products throughout the supply chain, with the aim of combating illicit trade and improving regulatory oversight. Further changes in national or EU regulation, or shifts in enforcement priorities, could materially affect our operations, supply chain, financial condition and ability to compete in the Spanish market.

Germany

Our business in Germany is governed by national law and EU requirements and is subject to extensive regulation at the federal, state and local levels. The principal regulatory authorities include the Federal Ministry of Food and Agriculture, which oversees tobacco product regulation, the Federal Office of Consumer Protection and Food Safety, which manages product notifications and cross-border sales registration and the Ministry of Finance, which overseas excise and the issuance of tax stamps. State and local governments also play a significant role, particularly in regulating public use and retail practices.

Shisha tobacco in Germany is classified as “tobacco for waterpipes” and is regulated under the same framework as other smoking tobacco products. All tobacco-containing shisha must comply with national and EU product standards, including ingredient and emissions reporting and packaging and labeling requirements. Health warnings must cover 65% of the front and back of the package, and packaging may not contain any elements or features that could be considered promotional, misleading, or that reference product characteristics, health effects, flavors, or economic advantages, such as discounts and vouchers. Since May 2024, all tobacco products, including shisha, are required to carry unique identification codes and security features as part of the EU-wide track and trace system, which obliges manufacturers, importers and supply chain operators to record and report the movement of tobacco products throughout the supply chain. The implementation of this system has increased compliance obligations and operational complexity for market participants.

There is currently no general ban on flavors or nicotine content for shisha tobacco in Germany, and flavored shisha products remain permitted, subject to rules regulating the use of ingredients in tobacco products (under which certain specific ingredients such as menthol, and linalool are prohibited). However, flavors are banned in cigarettes, roll-your-own, and heated tobacco products, and future EU or national legislation could extend such restrictions to shisha. While plain packaging is not currently required for shisha, this measure is under discussion at the EU level and could be introduced in the coming years. Any such changes could require product reformulation, repackaging, or additional spending on compliance measures.

Advertising, sponsorship and promotion of tobacco products, including shisha, are strictly limited. Most forms of advertising are prohibited, with only limited point-of-sale promotion permitted. Advertising prohibitions cover product placement, electronic media and print media with narrow exceptions. Retail sales of shisha tobacco are allowed through registered outlets with age verification, and online sales are permitted if registered and compliant with age-verification requirements. Sales to minors under 18 are prohibited. Public use of shisha tobacco is regulated at the state and local level, with significant variation across jurisdictions. While some states permit indoor use in designated shisha lounges, others impose broader restrictions or bans. Monitoring for changes in and complying with this patchwork of regulations could represent a regulatory risk for us as well as necessitating increased legal and compliance spend.

Shisha tobacco is subject to a national excise tax, which was recently increased and is set to rise further in the coming years. The tax consists of a base tax of €15.66 plus a specific tax of €19 21/kg (increasing to €23/kg from January 2026) plus an ad valorem component of 13.13% of the retail selling price. The tax regime is also under review at the EU level, and proposals could result in significant increases in excise rates and a shift toward a higher fixed tax component albeit with a gradual transition period. Any such changes would increase our tax burden and could adversely affect pricing, sales volumes and profitability.

Enforcement of tobacco regulations in Germany is generally strict, particularly regarding product standards, packaging and taxation. However, recent changes to packaging and tax rules have contributed to a rise in illicit trade and created additional compliance challenges for legitimate market participants. Penalties for non-compliance can be significant, and enforcement actions may include fines, product seizures, or criminal sanctions.

Ongoing and potential regulatory developments, including possible national or EU flavor bans, new packaging and labeling requirements, expanded track-and-trace obligations, and further restrictions on sales channels or public use, could create additional uncertainty, increase our compliance costs, restrict market access and impede business outcomes. In addition, the fragmented nature of public use regulation and the risk of further tax increases or advertising restrictions may impact our ability to compete effectively in the German market, materially impacting our operations, supply chain and financial results.

KSA

Our business in the KSA is subject to comprehensive regulation at the national level. The principal regulatory authorities include the Ministry of Health, which oversees tobacco control policy and public health and the Zakat, Tax and Customs Authority, which administers excise and customs duties. The National Tobacco Control Committee and the KSA Food and Drug Authority also play key roles in policy development, enforcement and product standards.

Shisha tobacco in the KSA is regulated under the same framework as other tobacco products. All tobacco-containing shisha must comply with national product standards, including ingredient restrictions, limits on nicotine content and packaging and labeling requirements. Shisha tobacco may contain flavors, provided only permitted food-grade additives are used that comply with Gulf Cooperation Council standards, and the nicotine content does not exceed 0.5% on a dry weight basis. Strict plain packaging rules apply to all tobacco products, including shisha, requiring standardized colors, fonts, prominent health warnings, covering 65% of the pack and pictorial warnings. The government has previously considered further restrictions on flavors and packaging, and these measures may be revisited in the coming years. Any such changes could require us to reformulate our products and increase spending on compliance measures.

Advertising, sponsorship and promotion of tobacco products, including shisha, are almost completely banned. All forms of advertising in media at point of sale and through sponsorships are prohibited with enforcement actions targeting both traditional and digital channels. Tobacco products may not be discounted or given away as free samples. Retail sales of shisha tobacco are limited to licensed outlets, and sales to minors under 18 are prohibited. Hospitality premises serving shisha must obtain a special license, and additional fees apply to the sale or service of tobacco products in these venues. Sales via vending machines, on public transport, in the central zones of Mecca and Al-Madina, and within 100 meters of schools or mosques are strictly prohibited.

Shisha tobacco is subject to a national excise tax at a rate of 100% of the retail selling price, in addition to a 100% customs duty and value-added tax.

Quality Control, Health and Safety

We maintain rigorous health and safety standards across all production stages to ensure product quality and consistency, regulatory compliance and the safety of our personnel and facilities under the oversight of our safety department. Quality control is central to our operations, and we emphasize product consistency, superior service, employee technical proficiency and process efficiency and have implemented strict protocols at every production stage to enhance client satisfaction and reduce production risks.

Our process begins with sourcing high‑grade tobacco, molasses, glycerin, flavorings and packaging from trusted, pre‑vetted suppliers. Our internal Quality Assurance (“QA”) team and where applicable independent third‑party inspectors conduct on‑site audits to verify facility standards, handling and storage practices, hygiene and ethical sourcing. Suppliers must maintain full traceability documentation and promptly notify us of any process or material changes affecting product integrity.

From receipt through delivery, all raw and packaging materials undergo QA‑led inspections. The QA team collects batch samples for visual, physical, sensory, analytical and machine testing, as applicable. During production, tobacco is mixed with proprietary flavorings in food‑safe stainless‑steel mixers for uniform distribution, matured and then packed in tamper‑evident, airtight packaging in a cleanroom environment. Before each shift, weighing equipment is calibrated. QA conducts in‑process inspections at each stage, and retention samples are kept for each batch. Packaging artwork is reviewed by QA before printing to ensure compliance with applicable labeling requirements, including health warnings, ingredient disclosures and usage instructions.

Our facilities undergo regular internal audits and third‑party inspections, supported by documented procedures for sanitation, quality assurance, equipment maintenance and occupational safety. Daily safety inspections and production‑line tours proactively identify risks, including machinery hazards, housekeeping and hygiene issues, non-compliance with standard safety procedures and fire safety concerns. Identified hazards are documented by the safety coordinator; upon approval by the safety officer, reports are sent to the violations department for corrective action prioritized by risk level.

Safety officers and coordinators ensure that all manufacturing employees receive basic production safety training; all incidents are investigated with preventive measures implemented; first‑aid supplies are readily available; inappropriate workplace behavior is monitored and addressed and employees performing hazardous activities are properly licensed and permitted.

Environmental, Social and Corporate Governance

Our commitment to Environmental, Social, and Corporate Governance (“ESG”) is integral to our long-term vision and reflects our responsibility to maximize our long-term economic performance while benefiting a wide range of stakeholders.

Sustainability is a key focus of our supply chain and production operations, to ensure regulatory compliance and long-term sustainability. We collaborate with suppliers who are committed to sustainable agricultural practices in the cultivation of key ingredients. Our waste management protocols emphasize recycling and safe disposal, ensuring systematic handling of waste.

As outlined in our Code of Conduct, we have policies in place to uphold principles of fair labor, safe working conditions, and community empowerment, in line with relevant regulatory requirements. We prohibit child labor, forced labor, and discrimination of any kind within our facilities, and require our suppliers to also comply with such standards. Employees receive formal employment contracts, and regular training in health, safety, and professional development, fostering a culture of respect, inclusion, and opportunity. Our suppliers are expected to comply with our Supplier Code of Conduct, which sets out these principles. In cases of serious, material, or persistent non-compliance, or when a supplier demonstrates inadequate commitment, persistent inaction, or a lack of improvement, we reserve the right to terminate the business relationship with that supplier.

Our governance structure is designed to ensure accountability at every level of the organization. Our board of directors, particularly our ESG Committee, provides oversight on key business and ESG matters, conducting regular reviews of performance indicators related to sustainability, ethics and compliance. We maintain Standards of Business Conduct that set clear expectations regarding business integrity, anti-corruption, responsible marketing and adherence to international and local laws.

Legal Proceedings

We are subject to various legal and regulatory proceedings, claims and actions. Although the outcome of these proceedings, claims and actions cannot be predicted with certainty, other than as described below, we do not believe that the outcome of any such proceedings, claims and actions would, in our management’s judgment, have a material adverse effect on our financial condition or results of operation, nor are we aware of any material legal and regulatory proceedings, claims and actions threatened against us. See “Risk Factors—Risks Related to Regulatory, Legal and Taxation Matters—Our operations are subject to the risk of litigation.”

Dispute with our former distributors

Our former U.S. distributors, Rose ML Inc. (“Rose”) and Shisha Aroma, each filed separate lawsuits against one of our U.S. subsidiaries in Los Angeles Superior Court alleging that, among other claims, we breached exclusivity provisions in their respective distribution arrangements and engaged in fraudulent pricing practices. We have filed counterclaims against each of Rose and Shisha Aroma. Rose sought damages, interest and court and legal fees, and we have asserted counterclaims seeking $2.8 million for unpaid product, plus interest and attorneys’ fees. Shisha Aroma sought damages, interest and court and legal fees, and we have asserted counterclaims seeking $6.4 million. Trial dates for both actions have been scheduled for November 2026. In both cases, we are awaiting entry of judgment, and no damages have been awarded. We intend to continue to defend our interests vigorously. We have recorded a litigation provision of 45% as of December 31, 2024 of the outstanding arrears of $4.2 million. in connection with these matters in accordance with applicable accounting standards. In light of the current stage of the proceedings and subject to the inherent uncertainties of litigation, we are unable to predict the ultimate outcome or estimate any additional loss or range of losses, if any. Based on information currently available, we do not expect these matters, individually or in the aggregate, to have a material adverse effect on our business, financial condition or results of operations.

Dispute with former customers

Certain of our former customers in Saudi Arabia remain in default in relation to payments for their previous purchases of our products. The aggregate amount outstanding as of the year ended December 31, 2024 was $8.3 million. We believe that the customer who owes the largest of such payments, owing $4.6 million, has had its accounts frozen by the Saudi tax authority and its principal has fled the country. As a result, we expect recovery to be very difficult in that case. We have appointed an external firm to collect these outstanding debts, and certain of these debtors have recently settled, however a majority of these payments remains unpaid. We have recorded a provision of 42% of the outstanding arrears of $3.5 million as of December 31, 2024. We cannot guarantee that we will be able to recover all or even most of this sum.

Dispute with our former Ajman Sponsor

We are involved in ongoing legal disputes with Ahmed Ibrahim Rashed Al Ghamlasi Al Shamsi, who served as the local sponsor to our domestic UAE entity, from 1999 to 2021. In 2024, Mr. Al Ghamlasi filed a civil lawsuit in the Ajman Court of First Instance against certain of our affiliated UAE companies, and a former manager of one such affiliate. The lawsuit alleges that AIR and its general manager failed to pay Mr. Al Ghamlasi his due profits and misused company assets and trademarks, including alleged unauthorized transfers, licensing, and sales to third parties.

Historically, in respect of our domestic UAE manufacturing and operating company, we entered into a nominal sponsorship/51% shareholding arrangement with Mr. Al Ghamlasi, in accordance with the then-applicable UAE law requiring a UAE national own a 51% shareholding in onshore companies. Following legal reforms that permitted 100% foreign ownership we were able to move operations servicing the UAE market to a wholly owned AIR Group company. In 2025, the Ajman Court of First Instance dismissed the claim against AIR. Mr. Al Ghamlasi has appealed this decision to the Ajman Court of Appeal, and we are currently awaiting the judgment on the appeal.

Separately, in 2025, Mr. Al Ghamlasi filed a criminal complaint in the Ajman criminal court against three former employees and an AIR Group company. The AIR Group company was subsequently removed as a defendant. The pending criminal proceeding pertains to alleged actions by certain former employees and does not assert claims against AIR as a defendant, although we are funding the defense of the former employees. Two of the employees were convicted and received a fine of AED 20,000 each. Their cases are under appeal.

We have not recorded any litigation provisions in connection with the dispute with our former Ajman sponsor generally. In light of the current stage of the proceedings and subject to the inherent uncertainties of litigation, we are unable to predict the ultimate outcome or estimate any additional loss or range of losses, if any. Based on the information currently available, we do not expect these legal matters to have a material adverse effect on our business, financial condition, or results of operations as they pertain to a UAE based company whose business was entirely dedicated to the UAE market only.

AIR’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Summary Financial Information of AIR,” and AIR’s consolidated financial statements and the related notes (the “Consolidated Financial Statements”) included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to AIR’s plans, objectives, expectations, projections, and strategy for its business, includes forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those set forth under the “Risk Factors” section and elsewhere in this proxy statement/prospectus, AIR’s actual results could differ materially from the results described in or implied by these forward-looking statements contained in the following discussion and analysis. Please also see the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

All references in this section to “we,” “us,” “our,” or “AIR” refer to AIR Limited and its subsidiaries.

On October 28, 2025, Pubco was incorporated under the laws of Jersey to become the holding company for AIR and its subsidiaries pursuant to the Business Combination. Pubco has engaged solely in operations and activities incidental to its formation and the Business Combination. Accordingly, the financial information for Pubco and a discussion and analysis of its results of operations and financial condition for the period of its operations would not be meaningful and are not presented. Following the Business Combination, the historical consolidated financial statements of Pubco will include the historical consolidated financial results of AIR and its consolidated subsidiaries for all periods presented.

Overview

We are a leading global producer of branded flavored molasses (commonly known as “hookah,” “shisha” or “mu’assel”), a tobacco-based mixture that is commonly around 15% to 25% tobacco by weight and typically inhaled via a water pipe. We estimated our global market share to be approximately 36% to 44% in the markets in which we operate (excluding Russia and Turkey) as of December 31, 2024, according to the 2025 Market Assessment Report. In particular, we hold approximately 60% to 65% market share in the United States, 50% to 55% market share in KSA, 20% to 30% market share in Germany and 30% to 40% market share in Spain by sales volume as of December 31, 2024 within the flavored shisha category. We consider ourselves the only global market participant in the branded flavored molasses industry, with our sales volume surpassing the estimated combined share of our next four competitors, who remain regional or local, as of December 31, 2024.

We produce and sell branded flavored molasses through a variety of sales channels, including directly to consumers and through distributors and licensed retailers, in over 90 markets worldwide, according to internal company data. Our products are enjoyed by consumers both at home and in leisure venues such as lounges and hospitality establishments, including HoReCa. According to the 2025 Market Assessment Report, based on our sales data and internal calculations, approximately 65% of global flavored molasses volume is estimated to be consumed at home and only 35% in lounges (assuming consumption formats of 500g and above is for lounges and under 500g for home consumption), while approximately 85% of the total consumer spend on flavored molasses is estimated to occurs in lounges, with 15% at home (assuming consumers pay approximately 10x price in a lounge for a session compared to equivalent retail price of molasses for home consumption), which illustrates the importance of lounges in the value chain.

We are committed to innovation, exemplified by our development of new, non-combustible products (often referred to in the industry as “next generation products” or “reduced risk nicotine products”) such as OOKA, our charcoal-free, electrically heated hookah, and recent launch of VANT, a vaping product which we anticipate will be the first advanced inhalation system of its kind. While our focus on innovation and creating an attractive lifestyle experience positions us to enter and grow in new markets, our established expertise in flavored molasses under the Al Fakher, Shisha Kartel, Zødiac, Kloud King, Pacific Realms, NameLess and Al Aseel brands is positioned to ensure our continued brand excellence in regions with a rich tradition of hookah consumption, such as Egypt and the GCC countries. This dual focus makes our brand both “local” and “global.”

Our geographic reach, which spans over 90 markets across the Middle East, Africa and Asia (“MEAA”), Europe and North America, is supported by an extensive network of distributors. We primarily sell our products to wholesalers, who then supply them to retailers and on-premises channels and also through direct-to-consumer channels. This distribution chain is hookah-focused and generally operates separately from the wider global tobacco product network (e.g. cigarettes), minimizing cross-category competition. Further, retailers and on-premises channels often provide the requisite hardware and consumables, such as water pipes, tongs and charcoal, that we do not typically produce. We believe that our third-party distributors and wholesalers are also motivated to grow the product category due to the substantial margins available within the value chain.

Our revenue was $376.6 million and $364.0 million for the years ended December 31, 2024 and 2023, respectively. For the years ended December 31, 2024 and 2023, our operating profit for the year was $91.0 million and $76.0 million, respectively. Our profit for the year was $34.1 million and $54.3 million for the years ended December 31, 2024 and 2023, respectively, and Adjusted EBITDA was $129.5 million and $117.7 million for the years ended December 31, 2024 and 2023, respectively.

Our extensive product portfolio is organized into the four following segments as of December 31, 2024: (i) Core – Americas (ii) Core – Europe (iii) Core – MEAA and (iv) New Growth Categories (the “NGCs”):

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Core Business – Our Core Business includes (i) Core – Americas, (ii) Core – Europe and (iii) Core – MEAA. These segments encompass the production and sale of traditional flavored molasses under the Al Fakher, Shisha Kartel, Zødiac and Kloud King brands, distributed globally by us through third-party wholesale, retail and direct-to-consumer channels. The Core Business also captures Crown vapes, which we license through third-party partnerships. It also captures our portfolio of e-commerce and digital platforms. The three largest countries by revenue generated in our Core Business in the year ended December 31, 2024, were the United States, KSA and Iraq. We generated $373.8 million in revenue and Adjusted EBITDA of $148.1 million (with profit for the year as the closest IFRS measure) in our Core Business in the year ended December 31, 2024.
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NGCs – Our NGCs include our OOKA brand, Al Fakher-branded nicotine pouches, VANT and Crown Switch offerings. Our OOKA brand is our heat-not-burn inhalation device, providing an alternative inhalation experience. Our Al Fakher branded nicotine pouches, which we have manufactured for sale across the Middle East, are a natural extension of our brand into an alternative shisha format and are expected to broaden our total addressable market. VANT is an advanced inhalation system enabling the inhalation of functional ingredients such as caffeine, valerian root and passionflower. Crown Switch is the first Al Fakher nicotine-only vape which leverages the patented Quantum Vape technology to deliver consistent flavor from first to last puff, containing zero heavy metals or harmful ceramic particles. We generated $2.8 million and $3.5 million in revenue and Adjusted EBITDA loss of $18.5 million and a loss of $10.0 million in our NGCs segment in the year ended December 31, 2024 and 2023, respectively (with profit for the year as the closest IFRS measure).

The Business Combination

On November 7, 2025, AIR, CAEP, Pubco, Cayman Merger Sub, and Jersey Merger Sub entered into the Business Combination Agreement. For more information about the Transactions contemplated in the Business Combination Agreement, refer to the section entitled “The Business Combination Agreement and Ancillary Documents.” The Business Combination Agreement is incorporated by reference into this proxy statement/prospectus, a copy of which is attached to this proxy statement/prospectus as Annex A.

This Business Combination will be accounted for as .

As a result of the Business Combination, Pubco will be an SEC-registered company listed on Nasdaq or another national securities exchange, which will require us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources.

Key Factors Affecting Our Results of Operations

Our Ability to Optimize Our Product Mix and Our Pricing Strategy

Our success relies on effectively optimizing our product mix by fostering brand loyalty among existing products as well as our ability to diversify our offerings and expand our current brand portfolio to respond to evolving consumer preferences. In particular, consumer choice regarding flavor selection and consumption frequency is a significant driver of our business, impacting our capacity to design and manufacture flavors that align with consumer preferences and demand. Consumers of shisha, particularly those who are more familiar with the practice, have distinct flavor preferences, which significantly impact brand loyalty due to the inherent challenge of replicating flavor profiles across different producers. Successfully identifying and catering to these preferences is crucial for fostering brand loyalty and positively influencing our results of operations.

In addition, we seek to optimize our flavored molasses product mix through the introduction of our brands, including Al Fakher, Shisha Kartel, Zødiac, Kloud King, Pacific Realms, NameLess and Al Aseel, as well as our inhalation devices, including OOKA, VANT and Crown vapes. We also have significantly invested in developing our new brands and products, particularly OOKA, which has a limited sales history. Adoption of our new brands and products will be important to increasing our revenues. Our top-selling Al Fakher products represent a significant portion of our total sales. For the years ended December 31, 2024 and December 31, 2023, our flavored molasses products in our Core Business includes Al Fakher, Shisha Kartel, Zødiac, Crown Bar and e-commerce (including third-party products), which accounts for substantially all of our revenue in each period. In the past, we implemented annual incremental pricing for our Al Fakher products. In addition, we have strategically introduced premium offerings under our Shisha Kartel and Zødiac brands. These flavored molasses products are positioned at higher price points, enabling us to capture higher gross margins. This approach reflects our broader premiumization strategy of diversifying our portfolio to include aspirational, higher-value products that appeal to evolving consumer preferences. Our results of operations are, and will continue to be, positively impacted by our ability to drive margin expansion through brand-led product differentiation and premiumization.

Our performance additionally relies on optimizing our pricing strategy, which is primarily aimed at positioning our products within the premium segment of our Focus Markets, including the US, KSA and Europe. This approach enables us to command a price premium over both direct competitors in flavored molasses and indirect competitors offering alternative inhalation products. Our pricing strategy can be impacted by various factors, including the diverse geographical markets in which we operate, each characterized by unique pricing environments and varying levels of consumer disposable income. In jurisdictions with higher consumer discretionary spending, we typically achieve greater margins due to increased pricing flexibility. Robust regulatory and tax regimes in these areas also contribute to a higher baseline cost, which makes consumers less sensitive to incremental price increases. Our margins and pricing strategy also vary based on consumption settings, as home consumption tends to foster stronger brand loyalty, allowing us to implement more aggressive pricing strategies, while lounge-based markets are more price sensitive, necessitating less aggressive pricing strategies and resulting in lower margins.

Regulations around stock keeping units (“SKU”) in the markets in which we operate and choice of SKU offerings also influence our margins. We offer our flavored molasses products in a range of packaging formats designed to accommodate diverse customer requirements and distribution channels. The 50g SKU is our leading product by volume for home consumption, its compact size allowing for premium pricing and enhanced gross margins. Conversely, the 1kg pack constitutes the most economically advantageous option, which is primarily preferred by shisha lounges and other commercial establishments procuring in bulk. The prevalence of each SKU may exert varying effects on our margin performance across different sales channels.

In addition, compliance with regulatory guidelines pertaining to tobacco products may result in limitations on approved package sizes, which, in turn, influences both our packaging strategy and operational planning. These factors are largely out of our control but can impact our sales and margins if any new regulations impose new restrictions on the SKUs we are allowed to sell in any of our markets.

Our Ability to Improve our Distribution Channels and Achieve E-Commerce Growth

We distribute our products through a combination of (i) our in-house distribution operations, including our own e-commerce channels in the United States and Germany, and (ii) third-party importers and distributors worldwide. Variations in our distribution mix between our in-house channels and third-party distribution partners across periods can lead to changes in our overall gross and operating margins, as sales through our in-house distribution channels generally deliver higher average selling prices and higher gross and operating margins by removing intermediaries, notwithstanding higher logistics, warehousing and personnel costs. Sales through wholesale or distribution partners typically carry lower margins despite greater scale and cost efficiency. Our revenue has been generated through our internal distribution network, including our e‑commerce channels, and through third‑party distributors. Our transition to a more e-commerce-based distribution in 2023, which led to a temporary dip in financial performance during that year, helped reposition our business to sell our products with higher margins, better pricing and improved customer service.

Expanding our direct channels can enable us to capture a larger share of the value chain from distribution to retail, increase price flexibility with wholesalers and offer more competitive pricing to stimulate demand. Accordingly, our future results will depend on our ability to (i) grow e‑commerce and other in‑house distribution and (ii) optimize our channel mix to reduce intermediary margins while maintaining efficient market coverage.

Our Ability to Manage Volatility in Raw Materials and Production Costs

Our ability to manage volatility in raw materials costs and production costs is crucial to our operations, particularly in the production of flavored molasses. Raw materials constitute the majority of our production costs, with key inputs including tobacco leaf, flavorings and additives, glycerin and fructose. Since the introduction of our Zødiac brand, we also source tea leaves, which we use in our Zødiac products, from suppliers located in Europe and North America. As of December 31, 2024, tobacco leaf represents the largest proportion of our total raw materials expense, excluding packaging. The cost of tobacco leaf is influenced by factors such as supply and demand, climate conditions, harvest yields, currency fluctuations, inflation rates, agricultural input prices and energy costs. Our production costs are affected by the volume, type and quality of tobacco purchased, which can vary annually based on production volumes. Historically, tobacco leaf prices have remained stable, and we source tobacco from a diversified supply base in Europe, aiming to mitigate the risk of any supply disruptions. We also aim to hedge against short-term fluctuations in tobacco leaf prices through entering into entering into forward contracts with suppliers of approximately 18-months. See also “Risk Factors—Risks Related to AIR’s Business and Industry—We may encounter significant challenges in securing adequate supplies of tobacco leaf and other raw materials due to fluctuations in availability or prices, which could have a material adverse effect on our business, financial condition and results of operations.”

The price of glycerin, similar to other global commodities, has experienced fluctuations due to the global market for palm oil and biodiesel. While we believe our diversified supply chain and the commoditized nature of most raw materials that we source largely insulate us from risks related to pricing and quality, we are unable to predict any potential impact on our results of operations as a result of price fluctuations of our raw materials and any disruptions to our supply chain in the future.

In addition, the specialized nature of flavoring composition in our products poses potential challenges, particularly if disruptions occur with our flavor ingredient suppliers or if our competitors acquire similar flavor ingredients. As flavorings can differ significantly between suppliers, any disruptions with our flavoring suppliers, who are located in Europe, could cause disruptions in the production of particular flavors of our products and significantly impact our business in the short to medium term. While we negotiate pricing and supply agreements with our raw‑material flavor suppliers on an annual basis, our costs remain subject to commodity price fluctuations and other market dynamics that suppliers may pass through to us.

Similarly, our business could be adversely impacted if our competitors acquire key flavor ingredients that distinguish our products from other brands. To safeguard against competitors obtaining similar flavor ingredients, we incorporate exclusivity terms in our agreements with these suppliers. Despite these measures, we cannot fully predict future disruptions in the supply of key flavor ingredients or entirely prevent competitors from accessing them, which could negatively impact our results of operations. See also “Risk Factors––Risks Related to AIR’s Business and Industry— We rely on specific third-party suppliers and manufacturers for our flavoring ingredients and technology components.”

Our business could also be adversely affected by supply issues and counterfeiting issues. In 2023, our UAE distributor went into liquidation, which resulted in some temporary supply issues that contributed to a decline in our financial performance that year. Any future supply issues could adversely impact our financial performance. Our business also has on occasion been adversely affected in the past by product counterfeiting, notwithstanding our efforts to diligently monitor counterfeiting and work with local officials to combat this activity.

Regulation

The regulatory framework for shisha consumption varies widely by jurisdiction, requiring adept navigation to ensure compliance. Evolving laws concerning shisha advertising, public consumption, packaging standards and retail restrictions may also affect the availability and competitiveness of our products. Notable regulatory changes, such as Germany’s 25g packaging restriction (before its repeal in July 2024) have impacted our product availability, SKU rationalization, and compliance costs. See also “––Our Ability to Optimize Our Product Mix and Our Pricing Strategy.” Regulatory changes may also lead to temporary product withdrawals, rebranding initiatives or demand shifts that affect revenue and margin. As we seek to expand our operations, entering new markets may present additional regulatory challenges as stringent regulations on advertising and consumption of tobacco and shisha products can hinder new entrants from building consumer awareness and establishing a presence.

OOKA, a charcoal-free, electrically heated hookah waterpipe launched in March 2023, and OOKA pods are subject to regulations concerning the contents of the pods, such as tobacco-related rules for flavored molasses. Although we have not yet experienced increased regulatory scrutiny for OOKA, future regulations if any, could affect our operations. Additionally, our e-commerce and digital assets portfolio, which focuses on selling flavored molasses and hookah products, may face heightened regulatory scrutiny as the regulatory landscape continues to evolve. For further discussion, see “Risk Factors — Risks Related to Regulatory, Legal and Taxation Matters” and “Business of AIR and Certain Information about AIR— Regulation.”

Taxation

The tobacco industry is heavily regulated and subject to various excise and other taxes, which have historically impacted and are expected to continue impacting our results of operations. Excise tax frameworks on tobacco and shisha products vary widely by jurisdiction and are subject to frequent revision. The levels of excise tax, VAT and other taxes on tobacco and shisha significantly influence the retail pricing of our products, as these taxes are incorporated into the retail sale price of our products in most countries where we operate. While we generally aim to pass on excise tax increases to consumers, reflecting part or all of the tax increase through higher sales prices may reduce consumption or shift demand towards lower-priced products or different brands. Conversely, absorbing a tax increase without a corresponding sales price adjustment would directly reduce our profitability. Increases in excise taxes can also drive the growth of the illicit duty-not-paid market, negatively impacting our margins as our duty-paid products compete with counterfeit products or those smuggled from lower excise tax jurisdictions. This substitution exerts downward pressure on our margins, particularly in jurisdictions with higher excise taxes as our margins are typically higher in jurisdictions with higher excise taxes.

In addition, general corporate tax changes also affect our operations. For example, our U.K. rates increased from 19% to 25% in April 2023. Additionally, effective June 1, 2023, the UAE introduced a federal corporate tax regime, imposing a 9% tax rate on taxable income exceeding AED 370,000. In alignment with the OECD’s global minimum tax framework, effective January 1, 2025, the UAE implemented a 15% minimum top-up tax on multinational enterprises with annual consolidated revenues of at least €750 million. Such corporate tax increases likewise require careful consideration in our financial planning, as they impact our overall tax liabilities and influence our strategic decisions across different jurisdictions. For further discussion, see “Risk Factors — Risks Related to Regulatory, Legal and Taxation Matters.”

Acquisitions and Divestments

We consider our ability to successfully acquire or divest businesses in line with our long-term strategy as a key factor affecting our results of operations. From time to time, we have supplemented our organic growth with acquisitions focused primarily on increasing our distribution capabilities and our product offering. For example, in 2022, we acquired Shisha-World and Global Hookah, some of the largest shisha-focused e-commerce platforms in Germany and the United States, respectively. Additionally, from time to time, we may divest certain assets that are not central to our business or that we believe are better suited to being run by experienced local partners. In addition to the impact acquisitions and divestitures have on our financial results generally, we have in the past and may from time to time in the future incur write-downs, impairments, restructuring or other charges relating to such activities.

Restructuring Activities

As part of our preparation for a potential initial public offering, we undertook a comprehensive program of corporate restructuring initiatives in 2024 and 2023 across key markets, including KSA, the UAE, and the United States. These actions included restructuring key operating units, realigning reporting lines, simplifying the organizational structure, and strengthening our overall control environment. The program also involved severance and exit costs associated with staffing changes, as well as legal and administrative efforts to streamline and optimize our legal entity structure and governance model. In addition, the one-off restructuring costs included fees charged by external consultants engaged to advise on EU restructuring matters, including planning and execution. We also incurred costs related to consolidating multiple premises in the United States into a single central location as part of a broader operational efficiency initiative. These activities were carried out specifically to support public company readiness and to establish a more efficient and controlled operating framework. All related expenditures were one-off in nature and would not otherwise have been incurred in the normal course of operations.

Macroeconomic Trends

Macroeconomic factors affect consumer spending patterns and thereby our results of operations. These factors include general economic conditions, inflation, consumer confidence, employment rates, business conditions, the availability of credit, interest rates, tax rates, fuel, energy and freight costs and impacts of public health crises, such as the COVID-19 pandemic. Factors that impact consumer discretionary spending, which remains volatile globally, and their disposable income levels, continue to create a complex and challenging retail environment for our products. By diversifying our product offering and consumer geographical concentration, we also reduce our exposure to impacts on our business from macroeconomic volatility, including as a result of economic downturns in a single region. We intend to continue to evaluate and adjust our operating strategies to help further mitigate any impacts on our results of operations resulting from broader macroeconomic conditions, while remaining focused on the long-term growth of our business.

Reportable Segments

We report our results in four segments, which consist of (i) Core – Americas, (ii) Core – Europe, (iii) Core – MEAA and (iv) New Growth Categories (the “NGCs”). Our Core Business includes the production and sale of traditional shisha tobacco under the Al Fakher and other non-Al Fakher brands, distributed through wholesale, retail and direct-to-consumer channels, as well as various royalty arrangements linked to Al Fakher brand. Our NGCs segment covers our offering under the OOKA brand, including proprietary devices and related consumables, modern oral nicotine pouches and both nicotine and non-nicotine inhalation devices under the VANT and Crown Switch brands.

Our executive committee monitors segment performance based on revenue and Adjusted EBITDA, which are reported monthly. We believe Adjusted EBITDA is a useful measure as it enables management to evaluate the performance of our core operations and provides investors and analysts with additional insight into the operating results of our segments.

For the year ended December 31, 2024, revenue from our Core Business and NGCs segment constituted 99.3% and 0.7% of our revenue, respectively, compared to 99.0%, 1.0% for the year ended December 31, 2023. For the year ended December 31, 2024, Adjusted EBITDA from our Core Business and NGCs segment constituted 114.3% and a loss of 14.3% of our total Adjusted EBITDA, respectively, compared to 108.5% and a loss of 8.5% for the year ended December 31, 2023.

The table below sets out revenue and Adjusted EBITDA for our segments for the years ended December 31, 2024 and 2023.

For the year ended December 31, 2024	Core – Americas	Core – Europe	Core – MEAA	NGCs	Total
	(in $ thousands)
Revenue	$74,453	$46,230	$253,112	$2,843	$376,638
% of Revenue	19.8%	12.3%	67.2%	0.7%	100.0%
Adjusted EBITDA	$27,748	$9,631	$110,710	$(18,541)	$129,548
% of Adjusted EBITDA	21.4%	7.4%	85.5%	(14.3%)	100.0%

For the year ended December 31, 2023	Core – Americas	Core – Europe	Core – MEAA	NGCs	Total
	(in $ thousands)
Revenue	$87,036	$40,499	$232,990	$3,504	$364,029
% of Revenue	23.9%	11.1%	64.0%	1.0%	100.0%
Adjusted EBITDA	$31,202	$6,135	$90,318	$(9,964)	$117,691
% of Adjusted EBITDA	26.6%	5.2%	76.7%	(8.5%)	100.0%

Core Business

Revenue for the Core Business increased by $13.3 million, or 3.7%, to $373.8 million for the year ended December 31, 2024, from $360.5 million for the year ended December 31, 2023. This increase was primarily driven by volume and pricing gains in traditional markets, European expansion and royalty arrangements. This was partially offset by declines in the Americas and other regions. The year ended December 31, 2024 saw stronger Core Business performance, improved cash generation and deeper strategic partnerships.

Adjusted EBITDA for the Core Business increased by $20.4 million, or 16.0%, to $148.1 million for the year ended December 31, 2024, from $127.7 million for the year ended December 31, 2023. This increase was primarily driven by revenue uplift in Core – MEAA and Core – Europe, improved product mix and cost efficiencies, particularly in optimizing our cost of goods. This increase was achieved despite higher strategic investments in marketing and capability building to support long-term growth, including the successful launch of OOKA.

Revenue for Core – America decreased by $12.6 million, or 14.5%, to $74.5 million for the year ended December 31, 2024, from $87.0 million for the year ended December 31, 2023. This decrease was primarily due to a lower contribution from third‑party brands (a decrease of $14.7 million) and a decline in Al Fakher volumes by 312 tons, all of which was partially offset by pricing increases. Adjusted EBITDA for Core – America decreased by $3.5 million, or 11.1%, to $27.7 million for the year ended December 31, 2024, from $31.2 million for the year ended December 31, 2023, driven by the gross margin impact of revenue decline.

Revenue for Core – Europe increased by $5.7 million, or 14.2%, to $46.2 million for the year ended December 31, 2024, from $40.5 million for the year ended December 31, 2023. This increase was driven by volume increases of Al Fakher by 416 tons, primarily in Germany (an increase of 90 tons) and Spain (an increase of 256 tons) and price increases executed during the year. Adjusted EBITDA increased by $3.5 million, or 57.0%, to $9.6 million for the year ended December 31, 2024, from $6.1 million for the year ended December 31, 2023, reflecting gross margin expansion on higher volumes and approximately $1.9 million of expenses we optimized.

Revenue for Core – MEAA increased by $20.1 million, or 8.6%, to $253.1 million for the year ended December 31, 2024, from $233.0 million for the year ended December 31, 2023. This increase was driven by volume increases of Al Fakher by 1,333 tons, primarily in KSA (an increase of 449 tons), third‑party markets (an increase of 628 tons) and global travel retail (an increase of 294 tons), along with price increases executed during the year. Adjusted EBITDA increased by $20.4 million, or 22.6%, to $110.7 million for the year ended December 31, 2024, from $90.3 million for the year ended December 31, 2023, driven by the gross margin impact of this revenue growth.

NGCs

Revenue for the NGCs segment decreased by $0.7 million, or 18.9%, to $2.8 million for the year ended December 31, 2024, from $3.5 million for the year ended December 31, 2023. This decrease was primarily due to a strategic shift for our OOKA offering aimed at establishing a sustainable foundation for future growth. During 2024, management focused on two key priorities: (i) expanding consumer reach through mass trial initiatives and (ii) improving margin structure by increasing participation in the shisha value chain. To support these objectives, we prioritized the HoReCa channel as the most commercially efficient route to market, complemented by e-commerce and retail channels to maintain accessibility and brand presence. These actions are intended to drive long-term growth, although they resulted in lower short-term revenue during the year ended December 31, 2024 compared to the year ended December 31, 2023.

Adjusted EBITDA in New Growth Categories decreased by $8.6 million to $18.5 million for the year ended December 31, 2024 from $10 million for the year ended December 31, 2023. This decrease was primarily driven by an increase in the device seeding costs which is usual in new market launches and rollout, combined with higher brand expenditures to support this, and both incremental expenses related to hiring of new personnel and regulatory expenses.

Description of Key Components of Our Consolidated Statement of Comprehensive Income

Revenue

Our customer contracts generally include a single performance obligation but may include two separate performance obligations for contracts with Business to Business (B2B) customers where shipment of products is considered a separate performance obligation from the associated product sale. Revenue is measured based on the consideration specified in a contract with a customer. For contracts containing two separate performance obligations, the total transaction price is allocated to each performance obligation in an amount based on the estimated relative standalone selling price of the promised good or service. The transaction price is primarily fixed but can be variable due to impacts from products with a right of return, rebates and other similar discounts and incentives to customers. When the transaction price is variable, we recognize revenue only to the extent that it is highly probably that a significant revenue reversal will not occur when the uncertainty with the variable consideration is subsequently removed.

Cost of sales

Cost of sales represents the cost of raw materials used in our production, factory overheads and other costs associated with preparing our products for sale, which in certain jurisdictions includes clearing, packaging, transportation and customs charges and the cost of manufacturing.

Distribution expenses

Distribution expenses represent operating expenses associated with sales and marketing of our products, in addition to costs associated with brand investment such as branding, public relations campaigns and promotional events and activities.

Administrative expenses

Administrative expenses represent all operating expenses not categorized as cost of sales or distribution expenses, consisting primarily of staff costs, travel expenses, professional fees and office rent and expenses.

Impairment loss on trade and other receivables

Impairment loss on trade and other receivables represents losses that we record when the carrying amount of a receivable exceeds its estimated recoverable amount, for example, when we have reason to believe that a customer will not be able to pay for delivered goods.

Other operating income

Other operating income represents, among other things, gains and losses on disposals and lease payments received under operating leases.

Other losses and gains – net

Other losses and gains – net represents, among other items, non-recurring transaction costs and professional fees, restructuring and acquisition costs, certain write-off and asset impairment charges and tax penalty charges.

Finance income

Finance income represents interest earned on bank deposits, interest rate swap arrangement income and net foreign currency transactional exchange gain.

Finance costs

Finance costs are comprised of interest charges on financial liabilities (measured at amortized cost), unwinding of discount, interest charges on lease liabilities, and net foreign currency transactional exchange losses.

Taxation

Taxation consists of current tax expense and deferred tax expense. Deferred tax expense during the periods under review related primarily to intangible assets.

Results of Operations

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

The following table presents our results of operations for the two fiscal years ended December 31, 2024 and December 31, 2023:

	For the year ended December 31,
	2024	2023
	(in $ thousands)
Revenue	376,638	364,029
Cost of sales	(159,009)	(163,558)
Gross profit	217,629	200,471
Distribution expenses	(52,567)	(53,005)
Administrative expenses	(71,429)	(57,696)
Impairment loss on trade and other receivables	(1,188)	(9,530)
Impairment loss on intangible assets	(881)	—
Impairment loss on property, plant and equipment	—	(1,177)
Other operating income	515	866
Other losses	(1,051)	(3,898)
Operating profit	91,028	76,031
Finance income	4,315	4,377
Finance costs	(38,333)	(52,841)
Profit before taxation	57,010	27,567
Taxation	(22,924)	26,733
Profit for the year	34,086	54,300

Revenue

For the year ended December 31, 2024 our revenue increased by $12.6 million, or 3.5%, to $376.6 million from $364.0 million for the year ended December 31, 2023, which was driven by volume and pricing gains in traditional markets, European expansion and royalty arrangements. This was partially offset by declines in the Americas and other regions. The year ended December 31, 2024 saw a stronger performance in our Core Business, improved cash generation and deeper strategic partnerships.

Revenue from the MEAA region increased by $18.8 million, or 8.0%, as compared to the prior year. This growth was mainly driven by market share gains in KSA. Revenue growth in KSA was partly supported by initial stocking of our products with our recently appointed distributor, as part of our product pipeline rollout. Revenue from the Americas decreased by $13.9 million, or 15.7%, between 2023 and 2024, mainly due to the rebasing of US offline volumes in 2024 due to trade stock adjustments, which was partially offset by underperformance in certain non-Al Fakher products. However, strong pricing and cost of sales optimization helped maintain gross margins, and we expect SKU rationalization for non-Al Fakher products and website enhancements to help improve operational efficiency and support revenue growth going forward. Revenue in Europe increased by $7.7 million, or 19.0%, as compared to the prior year. Revenue also increased as the result of a change in packaging laws in Germany from July 2024, which resulted in a higher demand.

	For the year ended December 31,
	2024	2023
	(in $ thousands)
Revenue
MEAA	253,975	235,192
Americas	74,479	88,347
Europe	48,184	40,490
Total	376,638	364,029

Cost of sales

Cost of sales decreased by $4.6 million, or 2.8%, to $159.0 million for the year ended December 31, 2024 from $163.6 million for the year ended December 31, 2023. This reduction was primarily driven by cost of goods sold optimization, including improved sourcing, supply chain efficiencies, tighter control over operational expenses and a more favorable product mix in the United States, particularly within our Core Business.

Gross profit

Gross profit increased by $17.2 million, or 8.6%, to $217.6 million for the year ended December 31, 2024 from $200.5 million for the year ended December 31, 2023. This growth was primarily driven by higher volumes in MEAA - particularly in KSA and our Duty Free Markets, along with Europe - as well as an improved product mix and cost of sales optimization in our Core Business.

Distribution expenses

Distribution expenses decreased by $0.4 million, or 0.8%, to $52.6 million for the year ended December 31, 2024 from $53.0 million for the year ended December 31, 2023. This decrease was primarily driven by lower spending on consumables, product samples, professional and consultancy services.

Administrative expenses

Administrative expenses increased by $13.7 million, or 23.8%, to $71.4 million for the year ended December 31, 2024 from $57.7 million for the year ended December 31, 2023. This increase was primarily due to strategic hiring to address organizational gaps (primarily associated with increased focus on innovations), updated bonus provisions, restructuring efforts and adjustments to senior management compensation.

Impairment loss on trade and other receivables

Impairment loss on trade and other receivables decreased by $8.3 million, or 87.5%, to $1.2 million for the year ended December 31, 2024 from $9.5 million for the year ended December 31, 2023. This decrease was primarily attributable to the establishment of newer strategic distribution partnerships toward the end of 2023 and throughout 2024, which helped improve credit quality.

Impairment loss on intangible assets

Impairment loss on intangible assets increased by $0.9 million, or 100%, to $0.9 million for the year ended December 31, 2024 from $0 for the year ended December 31, 2023. This increase was attributable to a strategic decision to focus on legacy brands.

Impairment loss on property, plant and equipment

Impairment loss on property, plant and equipment decreased by $1.2 million, or 100%, to $0 for the year ended December 31, 2024 from $1.2 million for the year ended December 31, 2023. This decrease was primarily attributable to the reassessment of prior year impairment related to certain capital work-in-progress projects.

Other operating income

Other operating income decreased by $0.4 million, or 40.5%, to $0.5 million for the year ended December 31, 2024 from $0.9 million for the year ended December 31, 2023. This decrease was primarily attributable to the non-repeat of a $0.35 million prior-year bonus provision reversal.

Other losses

Other losses decreased by $2.8 million, or 73.0%, to $1.1 million for the year ended December 31, 2024 from $3.9 million for the year ended December 31, 2023. This decrease is due to a reduction in restructuring related costs compared to the prior year.

Operating profit

Operating profit increased by $15.0 million, or 19.7%, to $91.0 million for the year ended December 31, 2024 from $76.0 million for the year ended December 31, 2023. This growth was driven by revenue uplift in key regions such as MEAA and Europe, improved product mix and cost efficiencies, particularly around optimizing our cost of sales. This increase was achieved despite higher strategic investments in marketing and capability building to support long-term growth, including the successful launch of OOKA.

Finance income

Finance income decreased by $0.1 million, or 1.4%, to $4.3 million for the year ended December 31, 2024 from $4.4 million for the year ended December 31, 2023. Throughout both periods, we generated income from our interest rate swap arrangements; however, the modest year on year decrease primarily reflects lower interest earned as short term U.S. dollar rates began to moderate towards the end of 2024.

Finance cost

Our finance costs decreased by $14.5 million, or 27.5%, to $38.3 million for the year ended December 31, 2024 from $52.8 million for the year ended December 31, 2023. This decrease was primarily attributable to the decline in benchmark interest rates during 2024, as major central banks began easing monetary policy after an extended tightening cycle. The reduction was further supported by lower outstanding borrowings following scheduled and early repayments of $71 million of debt during the year ended December 31, 2024 (compared to $35 million net in the year ended December 31, 2023) and by the settlement of an in-the-money swap, which reduced our ongoing interest expense.

Profit before taxation

Profit before taxation increased by $29.4 million, or 106.8%, to $57.0 million for the year ended December 31, 2024 from $27.6 million for the year ended December 31, 2023. The improvement was primarily driven by an increase in profit for the year and a reduction in finance costs.

Taxation

Taxation expense increased by $49.7 million, or 185.8%, to $22.9 million for the year ended December 31, 2024 from a tax credit of $26.7 million for the year ended December 31, 2023. This shift was primarily due to the release of deferred tax assets, which had been recognized during the year ended December 31, 2023 in anticipation of the UAE’s corporate tax implementation effective January 1, 2024 and other jurisdictional tax attributes. During the year ended December 31, 2024, a more conservative approach was taken, resulting in the partial reversal of those deferred tax assets.

Profit for the year

Profit for the year decreased by $20.2 million, or 37.2%, to $34.1 million for the year ended December 31, 2024 from $54.3 million for the year ended December 31, 2023 due to the foregoing factors.

Non‑IFRS Financial Measures

In addition to our results determined in accordance with IFRS, we believe the following non-IFRS measures provide useful information both to management and investors in measuring our financial performance for the reasons outlined below. These measures may not be comparable to similarly titled measures presented by other companies, and they should not be construed as an alternative to other financial measures determined in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA as earnings before interest, taxes, depreciation, and amortization, further adjusted to exclude items such as non-recurring expenses, share-based compensations and other non-operational items. Adjusted EBITDA is an important measure used by our management to assess the underlying performance of our business, evaluate operating results and make strategic decisions, as it provides a normalized view of profitability excluding the impact of non-operational or non-cash items. The most directly comparable IFRS measure is profit for the year. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue. The most directly comparable IFRS measure is profit for the year divided by revenue.

We believe Adjusted EBITDA is a useful measure as it allows investors and management to evaluate our operating performance on a consistent basis, excluding the impact of non-operational, non-cash, or one-time items that may obscure underlying trends. It facilitates comparison across periods and with peer companies, regardless of differences in capital structure, tax jurisdictions, or accounting policies. In addition, management uses Adjusted EBITDA to evaluate operating performance, to inform budgeting and forecasting and to allocate resources among our reportable segments, and we present Adjusted EBITDA at the segment level to provide investors visibility into how management evaluates segment performance. Our actual results can be significantly affected by events that are unrelated to our ongoing operations due to a number of factors, including certain factors set forth under “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and elsewhere in this proxy statement/prospectus.

Net Operating Cash Conversion

We define Net Operating Cash Conversion as net cash generated from operating activities divided by Adjusted EBITDA. Net Operating Cash Conversion is an important measure used by our management to evaluate the efficiency with which we convert our adjusted earnings into cash generated from operations. It provides insight into the quality of earnings and our ability to fund growth, repay debt, or return capital to shareholders. The most directly comparable IFRS measure is Net Cash Generated from Operating Activities divided by profit for the year.

We believe Net Operating Cash Conversion is a useful measure as it helps investors and stakeholders assess the consistency and sustainability of our cash generation relative to our underlying operating performance, independent of capital structure and non-operational factors. Our actual results can be significantly affected by events that are unrelated to our ongoing operations due to a number of factors, including certain factors set forth under “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and elsewhere in this proxy statement/prospectus.

	For the year ended December 31,
	2024	2023
	($ thousands)
Non-IFRS Measures:
Adjusted EBITDA	129,548	117,691
Adjusted EBITDA Margin	34.4%	32.3%
Net Operating Cash Conversion	116.5%	55.2%

We believe that these non-IFRS measures provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. In addition, we believe Adjusted EBITDA, Adjusted EBITDA Margin and Net Operating Cash Conversion are measures commonly used by investors to evaluate companies in our industry. However, they are not presentations made in accordance with IFRS, and the use of the terms Adjusted EBITDA, Adjusted EBITDA Margin and Net Operating Cash Conversion may vary from others in our industry. Adjusted EBITDA, Adjusted EBITDA Margin and Net Operating Cash Conversion (or similar measures) are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results.

Adjusted EBITDA, Adjusted EBITDA Margin and Net Operating Cash Conversion (or similar measures) are used by different companies for differing purposes and are often calculated in different ways that reflect the circumstances of those companies. In addition, certain judgments and estimates are inherent in our process to calculate such non-IFRS measures. You should exercise caution in comparing Adjusted EBITDA, Adjusted EBITDA Margin and Net Operating Cash Conversion as reported by us to Adjusted EBITDA, Adjusted EBITDA Margin and Net Operating Cash Conversion as reported by other companies.

Adjusted EBITDA, Adjusted EBITDA Margin and Net Operating Cash Conversion have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS. Some of these limitations are:

•
they do not reflect our cash expenditures or future requirements for capital investments or contractual commitments;
•
they do not reflect changes in, or cash requirements for, our working capital needs;
•
they do not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments on our debt;
•
they do not reflect any cash income taxes that we may be required to pay;
•
although depreciation and amortization are non‑cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA, Adjusted EBITDA Margin and Net Operating Cash Conversion do not reflect any cash requirements that would be required to make such replacements;
•
they do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of its ongoing operations;
•
they do not reflect certain non-recurring expenses, such as costs associated with the Business Combination;
•
other companies in our industry may calculate these measures differently from the way we do, limiting their usefulness as comparative measures, and
•
the adjustments made in calculating these non-IFRS measures are those that management considers to be not representative of our core operations and, therefore, are subjective in nature.

Accordingly, prospective investors should not place undue reliance on Adjusted EBITDA, Adjusted EBITDA Margin and Net Operating Cash Conversion.

The following table reconciles Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS measures, which are profit for the years ended December 31, 2024 and 2023 and profit for the year divided by revenue, respectively.

	For the year ended December 31,
	2024	2023
	($ thousands)
Profit for the year	34,086	54,300
Add / (subtract)
Taxation	22,924	(26,733)
Finance costs	38,333	52,841
Finance income	(4,315)	(4,377)
Depreciation – property, plant and equipment	5,015	7,005
Depreciation – right-of-use assets	3,386	3,024
Amortization	9,247	6,339
Share based compensations (A)	6,344	5,189
Corporate restructuring (B)	6,305	8,443
Significant provisions, write offs and associated legal costs (C)	3,372	8,497
Impairment of intangible asset associated with discontinued operations (D)	881	—
Expenses of discontinued entities (E)	633	—
Inventory charge driven by exceptional regulatory change (F)	1,305	—
Public company readiness cost (G)	1,624	3,163
Extra-ordinary supply chain costs (H)	408	—
Adjusted EBITDA	129,548	117,691
Revenue	376,638	364,029
Adjusted EBITDA Margin	34.4%	32.3%

(A)
During the period, we recognized expenses related to the Company MIP, an equity-settled share-based compensation arrangement established for senior executives in connection with a listing event. Although the Company MIP is a one-time program linked to the completion of an exit event or other form of business combination and will not recur in future periods, the related share-based charges will continue to be recognized in the financial statements over the remaining vesting period in accordance with IFRS 2 “Share based payments.”

(B)
As part of our preparation for a potential initial public offering, in the historical period, we undertook a comprehensive program of corporate restructuring initiatives across key markets, including KSA, the UAE and the United States. These actions included restructuring key operating units, realigning reporting lines, simplifying the organizational structure, and strengthening the overall control environment. The program also involved severance and exit costs associated with staffing changes, as well as legal and administrative efforts to streamline and optimize our legal entity structure and governance model. In addition, the one-off restructuring costs included fees charged by external consultants engaged to advise on EU restructuring matters, including planning and execution. We also incurred costs related to consolidating multiple premises in the United States into a single central location as part of a broader operational efficiency initiative. These activities were carried out specifically to support public company readiness and to establish a more efficient and controlled operating framework. All related expenditures are one-off in nature and would not otherwise have been incurred in the normal course of operations.
(C)
In the fiscal year ended December 31, 2024, we recognized several non-recurring charges that do not reflect ongoing operating performance. These included a one-time VAT expense of $1.1 million in the UAE relating to historical input VAT that was deemed non-recoverable following a review of these subsidiary balance sheet positions. The fiscal year ended December 31, 2024 and December 31, 2023 also includes a write-off of a dividend receivable of $1.6 million in each year from a subsidiary when control was relinquished over it during 2023. The comparative period also included a number of one-off provisions of customer receivables across the United States, and the KSA, driven by a strategic shift undertaken during the year. Owing to a transformational one-off realignment of distribution model in key markets like United States and the KSA whereby multiple distributors were consolidated into one, certain amounts receivable from the disputing distributors were provided for under a conservative approach amounting to $4.7 million and $1.5 million in United States and KSA respectively. Given this was a transformational change, it is considered to be one-off with benefits to be realized in the future. Across both periods, these charges are linked to specific transitional and one-off events and are not expected to recur in the ordinary course of business.
(D)
We recorded a reversal of the Medwakh brand related intangible asset that originated from a prior acquisition. In the year ended December 31, 2022, we had recorded $0.9 million as intangible assets concerning, amongst other items: intellectual property, trademarks and domain names. As part of the annual assessment of future economic benefits and fair value, these intangibles were determined to be no longer recoverable as we strategically decided not to build or pursue Medwakh as a brand and to pursue the further development and growth of legacy brands instead. The write-down reflects updated expectations of the economic value associated with the acquired assets. This item is non-recurring in nature as impairment of intangible of assets is an infrequent occurrence for we evidenced by the fact that the last impairment of intangible assets prior to the one mentioned above took place in 2021.
(E)
We incurred one-off costs in connection with certain entities in Jordan, Turkey and the United States, which were subsequently divested. These exits formed part of a broader effort to streamline our operating footprint, eliminate non-core activities and align the organization with the strategic structure required for future growth. The affected entities had historically operated under business models or commercial arrangements that no longer supported our long-term strategy and objectives. The exit process involved a structured wind-down of operations, settlement of contractual obligations and closure-related administrative and legal activities. Costs recognized during the period included staff-related exit payments, contract termination fees and professional fees associated with regulatory notifications, deregistration processes and compliance requirements in the respective jurisdictions.
(F)
In the fiscal year ended December 31, 2024, we incurred a one-off write-down of packaging material in Germany following reversal of a regulation passed during 2022, which restricted the packaging size to 25g. During 2022, AIR recalibrated the packaging size in order to comply with the rules and avoid any disruption in the market supply. Subsequently, this regulation was reversed in 2024 with nine days’ notice to the industry, owing to which a large proportion of the customers shifted back to large packaging driven by cost advantage. This led to a one-off write down in our inventory associated with the 25g packaging in the subject matter. The legislation to restrict large packs was the biggest regulatory impact in the German market since the EU Tobacco Products Directive negative list implementation in May 2020. Given that such regulatory changes are non-recurring and one-off in nature, the expenses associated to the same are excluded to enable a fair comparison across years.
(G)
We incurred a series of non-recurring costs directly related to public company readiness activities. These expenditures were incurred to assess our readiness to operate as a public listed company, other professional fees related to legal, tax and corporate restructuring advice. Additionally, we performed an assessment over our internal controls over financial reporting to ensure compliance with regulatory and reporting requirements.
(H)
During the fiscal year ended December 31, 2024, we incurred a series of one-off logistics and transportation costs arising from temporary supply chain adjustments driven by the shift from Jeddah port to Dammam port in response to the deteriorating geopolitical situation with respect to Red Sea impacting the logistics. Alongside route changes, additional warehouse space was provided to ensure continuation of supply resulting in additional one-off costs. Such geopolitical situations are non-recurring in nature and have therefore been excluded.

Net Operating Cash Conversion represents net cash generated from operating activities divided by Adjusted EBITDA. We use Net Operating Cash Conversion, a non-IFRS financial measure, to evaluate the efficiency with which we convert our adjusted earnings into cash generated from operations. It provides insight into the quality of earnings and our ability to fund growth, repay debt or return capital to shareholders. The most directly comparable IFRS Accounting Standards measure is net cash generated from operating activities divided by operating profit.

The following table reconciles Net Operating Cash Conversion to the most directly comparable IFRS measure, which is net cash generated from operating activities divided by profit for the year ended December 31, 2024 and 2023.

	For the year ended December 31,
	2024	2023
	($ million)
Net cash generated from operating activities	150.9	65.0
Divided by
Adjusted EBITDA	129.5	117.7
Net Operating Cash Conversion	116.5%	55.2%

Seasonality

We consistently observe higher sales in the last financial quarter of the year compared to the first financial quarter, primarily due to customer purchasing behaviors influenced by anticipated price increases in the following year. As prices are expected to rise, customers tend to stock up on our products towards the end of the year to take advantage of current pricing. This pattern results in a notable increase in demand during the fourth quarter, as customers aim to secure inventory before the new pricing takes effect.

Liquidity and Capital Resources

Our ability to generate sufficient cash for our ongoing operations depends on our operating performance, which in turn depends, to some extent, on general economic, financial, industry, regulatory and other factors, many of which are beyond our control, as well as other factors discussed in “Risk Factors.”

As of December 31, 2024, we recorded negative working capital of $19.0 million, compared to positive working capital of $22.1 million as of December 31, 2023. Working capital is calculated as current assets less current liabilities. The year-on-year movement primarily reflects a $16.5 million decrease in current assets and a $24.7 million increase in current liabilities. Current assets declined mainly due to a $32.5 million reduction in trade and other receivables, following the implementation of stricter credit control measures, partially offset by a $20.5 million increase in cash and cash equivalents. Current liabilities increased as accounts payable rose by $8.4 million, driven by advance payments for sales and changes in the payment-term mix. Other payables increased by $6.7 million, mainly relating to employee benefit balances. Additional movements included increases of $4.7 million in payables related to acquisitions, $2.2 million in tax payable and $2.2 million in other interest-bearing loans and borrowings.

Management monitors working capital regularly. Based on our operating cash flows, cash on hand, and available capacity under our Senior Facilities, we believe we have sufficient liquidity to service debt obligations and meet anticipated working capital and capital expenditure requirements for at least the twelve months following the date of this proxy statement/prospectus.

Our primary sources of liquidity for the periods presented have primarily been our Term Loan Facility and Revolving Credit Facility as defined and discussed in further detail in “—Credit Facilities” below, cash flows from operations and retained earnings. We anticipate that our principal uses of cash will be to fund capital expenditures, fund day-to-day operations, meet our debt service requirements, finance our strategic plans and to potentially pay dividends to shareholders. Based on our current operating performance and liquidity, we believe that our expected cash flows from operating activities, available cash balances and commitments under our Revolving Credit Facility available for future drawing, will be adequate to meet our anticipated general liquidity needs and debt service obligations. Management will continue to monitor working capital activities. Our ability to arrange financing generally and the cost of our current and future debt obligations depends on numerous factors, including general economic conditions, the availability of credit from banks, other financial institutions and capital markets, restrictions in instruments governing our debt and our general financial performance.

Capital Expenditures

We categorize our capital expenditures as either maintenance capital expenditures or investment capital expenditures. Investment capital expenditures consist of development of new products and brands, projects under construction and additions to machines and equipment, with all remaining capital expenditures comprising maintenance capital expenditures. As much of our plant and machinery is relatively inexpensive and can be replaced on a modular basis, our maintenance capital expenditure requirements are minimal. While our maintenance capital expenditures have increased from 2023 to 2024, as our business has grown, our maintenance capital expenditures as a percentage of our revenue have remained relatively stable, at 0.1% for both years. We define committed capital expenditures as capital expenditures that we have committed to, normally in the form of a purchase order where the invoice has not been received yet. Our committed capital expenditures are primarily related to acquisition of property, plant and equipment.

Our capital expenditures during the year ended December 31, 2024 were $26.4 million compared to $16.5 million during the year ended December 31, 2023. The increase in our capital expenditures in the year ended December 31, 2024 as compared to the year ended December 31, 2023 was primarily attributable to licenses and development costs for vaping products as well as OOKA Pro development costs and OOKA US website costs.

Cash Flows

The following table sets forth our selected cash flow information for the years ended December 31, 2024 and 2023.

	For the year ended December 31,
	2024	2023
	(in millions)
Net cash generated from operating activities	$150.9	$65.0
Net cash used in investing activities	$(26.2)	$(16.6)
Net cash used in financing activities	$(104.1)	$(94.7)

Net cash generated from operating activities

Net cash generated from operating activities increased by $85.9 million to $150.9 million for the year ended December 31, 2024, from $65.0 million for the year ended December 31, 2023. This increase was primarily driven by improved trade payable terms, optimization of trade receivable settlement and new management strategies focused on optimizing collection cycles.

Net cash used in investing activities

Net cash used in investing activities increased by $9.6 million to a net outflow of $26.2 million for the year ended December 31, 2024, from a net outflow of $16.6 million for the year ended December 31, 2023. This increase was primarily due to higher capital expenditure cash flows and selective investments undertaken in 2024 to support growth initiatives, following improved business sentiment.

Net cash used in financing activities

Net cash used in financing activities increased by $9.4 million to $104.1 million for the year ended December 31, 2024, from a net outflow of $94.7 million for the year ended December 31, 2023 due to higher debt repayments in 2024 compared to 2023, as well as the cash settlement of the in-the-money interest rate swap. as well as the net debt refinancing proceeds received in 2023 of $21.5 million. These outflows were partially offset by lower interest payments resulting from declining benchmark rates and a reduced debt balance.

Credit Facilities

2025 Senior Facilities Agreement

We have entered into a senior facilities agreement, dated March 5, 2025 among AIR, AIR Group Ventures Limited as borrower and the arrangers thereto (the “2025 Senior Facilities Agreement”), which provides us with an aggregate principal amount of $480.2 million in senior secured credit facilities denominated in U.S. dollars (the “Senior Facilities”). The Senior Facilities comprise of (i) an amortizing term loan facility in a principal amount of $405.2 million (the “Term Loan Facility”), and (ii) a revolving credit facility in a principal amount of $75.0 million (the “Revolving Credit Facility”). As of the date of this proxy statement/prospectus, $395.1 million is outstanding under the Term Loan Facility, and no amount outstanding under the Revolving Credit Facility. Proceeds of the Term Loan Facility were utilized in full to refinance the 2022 Senior Facilities Agreement (defined below). Proceeds of the Revolving Credit Facility may be used for general corporate and working capital purposes.

Borrowings under the Senior Facilities bear interest at rates per annum equal to SOFR plus applicable margins (being 3.00% in the case of Term Loan Facility and 2.75% in the case of Revolving Credit Facility), which, in each case, is subject to a margin ratchet based on our consolidated net leverage ratio (as defined in the 2025 Senior Facilities Agreement). A commitment fee of 30% of the applicable margin is payable on the undrawn portion of the Revolving Credit Facility. Default interest is payable at an additional rate of 1.0% per annum on overdue amounts. The loans made under the Term Loan Facility mature in full on March 10, 2030. The Revolving Credit Facility has an initial maturity date of March 10, 2028, with two 12-month extension options.

The Senior Facilities are guaranteed by material subsidiaries of AIR, such that guarantors represent at least 80% of consolidated EBITDA (as defined in the Senior Facility Agreement), subject to customary exceptions. The Senior Facilities are secured by customary collateral, including security over shares, material bank accounts, and intercompany receivables. Upon becoming the holding company of AIR, Pubco is required to accede as a guarantor and provide security over its shares in AIR, material bank accounts, and material intercompany receivables.

The 2025 Senior Facilities Agreement contains customary covenants, including financial covenants requiring compliance with a debt service coverage ratio and a consolidated net leverage ratio, tested semi-annually. Certain covenants, including dividend restrictions and certain share security, will fall away upon a qualified listing (which includes the listing of Pubco Ordinary Shares on Nasdaq or another national securities exchange upon the Closing) if the consolidated net leverage ratio is equal to or less than 2.50:1.00. The 2025 Senior Facilities Agreement also contains customary events of default and is subject to an intercreditor and priority arrangement.

2022 Senior Facilities Agreement

On September 14, 2022, certain subsidiaries of AIR as parent guarantor and as borrower and among others, the arrangers thereto, Credit Suisse AG as agent and offshore security agent entered into a senior facilities agreement (the “2022 Senior Facilities Agreement”). The 2022 Senior Facilities Agreement provided for initial borrowings up to an aggregate principal amount of $450,000,000 an amortizing term loan (the “2022 Term Loan Facility”) and a $75,000,000 revolving credit facility (the “2022 Revolving Credit Facility” and together with the 2022 Term Loan Facility, the “2022 Senior Facilities”). The 2022 Senior Facilities Agreement and the related financing documents were fully terminated and released on March 10, 2025 upon refinancing of the 2022 Senior Facilities using proceeds from the Senior Facilities.

Contractual Obligations and Commitments

In the normal course of business, we enter into various contractual obligations that may require future cash payments. Our future cash payments associated with our contractual obligations and commitments to make future payments by type and period as of December 31, 2024, are summarized below:

	0 to 1 year	1 to 2 years	2 to 5 years	> 5 years
	($ in millions)
Secured bank loans	158.3	96.9	179.8	—
Lease liability	3.8	3.1	6.9	1.9
Trade and other payables(1)	59.9	—	—	—
Payables related to acquisitions	7.2	—	0.1	—
Total	229.2	100.0	186.8	1.9

(1) Trade and other payables exclude advances from customers of $5.7 million, staff bonus payable of $10.2 million and excise tax and VAT payables of $9.1 million.

Off-Balance Sheet Arrangements

As of December 31, 2024, we had certain capital expenditure commitments and bank guarantees as off-balance sheet arrangements.

Qualitative and Quantitative Disclosure About Market Risk

General

We are exposed to geopolitical risks, credit risks, foreign currency exposures and liquidity risks. For more information, please refer to Note 32—Financial Instruments of our Consolidated Financial Statements for the year ended December 31, 2024 included elsewhere in this proxy statement/prospectus.

Credit Risk

Financial Risk Management

Our Board of Directors has overall responsibility for the establishment and oversight of our risk management framework. Our Board of Directors has established the risk management committee, which is responsible for developing and monitoring our risk management policies. The committee reports regularly to the Board of Directors on its activities.

Our risk management policies are established to identify and analyze the risks faced by us, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and our activities. We, through our training and management standards and procedures, aim to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

Our audit committee oversees how management monitors compliance with our risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by us. Our audit committee is assisted in its oversight role by internal audit. Internal audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the audit committee.

Exposure to Credit Risk

Credit risk is the risk of financial loss to us if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from AIR’s trade and other receivables. The carrying amount of the financial assets represents the maximum credit exposure. Our exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of our customer base, including the default risk of the industry and country in which customer operate, has less of an influence on credit risk.

There are no significant concentration risk arising from individual customers except for related party receivables. We do not consider the concentration risk arising on each geographical location to be significant. See “Certain Relationships and Related Party Transactions -- AIR Related Party Transactions.”

We apply the IFRS 9 simplified approach that measures the expected credit loss which uses the provision of expected aging credit loss for receivables. For the purpose of measuring expected credit loss, receivables are gathered based on common credit risk characteristics and on the maturity of the receivables. We have therefore summarized the expected loss ratios for receivables as approximate and reasonable with respect to loss ratios for receivables. The expected loss ratios have been prepared on the basis of payments / repayments of receivables during the period from January 1, 2024 to December 31, 2024 and similar historical credit losses tested during this period. The historical loss ratios have been adjusted to reflect the impact of research information on macroeconomic factors, affecting the ability of customers to repay receivables.

We manage the credit risk arising on the cash and cash equivalents by placing the balance with reputable banks and financial institutions. Cash balances are held with banks with sound credit ratings ranging from BBB- to A1. The identified risk of default arising on these balances is considered not to be material. We do not face any significant concentration risks in relation to its cash and cash equivalent balances.

Other receivables are also subject to the impairment requirements of IFRS 9. The identified impairment loss on other receivables was insignificant. We do not face any significant concentration risks in relation to each class of financial assets. The expected credit loss on these receivables is insignificant.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. Our approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

We ensure that we have sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. In addition, we maintain a line of credit from its bank for sudden cash requirements.

We ensure that we have sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted. In addition, we maintain the Revolving Credit Facility for sudden cash requirements. See also “—Credit Facilities” above.

Market Risk

Financial Risk Management

Market risk is the risk that value of a financial instrument will fluctuate as a result of changes in market prices, such as currency risk, interest rates and price risk that will affect our income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing returns. All such transactions are carried out within the guidelines set by the risk management committee.

Foreign Currency Risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Most of our financial assets and liabilities are in USD and UAE Dirham, and since the UAE Dirham is pegged with the USD, our management believes that the foreign currency risk is not material on the Consolidated Financial Statements.

The fluctuation in exchange rates are monitored on a continuous basis by the management and relevant decisions are taken by the management to reduce the risk and impact of the fluctuations.

Interest Rate Risk

Interest rate risk is a risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The changes in interest rates effect either the fair value or future cash flows of financial instruments issued at either at fixed or variable rates.

We previously carried derivative financial instruments to hedge its exposure to the interest rate risk. The derivative financial instruments comprised certain structured interest rate swaps. In the year ended December 31, 2024, these derivatives were closed, and we no longer have such instruments.

Lease liabilities issued and bank deposits placed at fixed rates exposes us to fair value interest rate risk. Management monitors on periodic basis and sets limits on the level of mismatch of interest rate repricing that may be undertaken.

Price Risk

Price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices, whether those changes are caused by factors specific to the individual instrument or its issuer or factors affecting all the instruments traded in the market. We have no exposure to price risk as we do not have any price sensitive instruments.

Critical Accounting Estimates

We prepare our Consolidated Financial Statements in conformity with IFRS. The preparation of these Consolidated Financial Statements required us to apply accounting policies and methodologies based on complex and subjective judgments, as well as estimates based on past experience and assumptions about the future, which affect the application of our accounting policies and the amounts of assets, liabilities, income, expenses, provisions and disclosure of our contingent liabilities reported in our Consolidated Financial Statements; estimates and judgments must also be made with regards to fair value valuations of financial assets and estimations of future cash flow amounts. These estimates, though believed to be reasonable under the circumstances at the time they are made, are necessarily based on assumptions and factors with varying degrees of uncertainty, and actual results may differ from our estimates due to unforeseeable changes in the conditions and circumstances of the business.

For a discussion of our accounting policies please refer to Note 1.2 — Material Accounting Policies to our Consolidated Financial Statements included elsewhere in this proxy statement/prospectus for a detailed discussion of our critical accounting estimates and key judgments.

Recent Accounting Pronouncements

For descriptions of recently issued accounting standards that may potentially impact our financial position and results of operations please refer to Note 1.2—Material Accounting Policies to our Consolidated Financial Statements included elsewhere in this proxy statement/prospectus.

Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

In the course of the preparation of our financial statements for the year ended December 31, 2024, we identified certain control deficiencies in the design and operation of our internal control over financial reporting that constituted material weaknesses. The material weaknesses are:

•
We did not design and maintain an effective control environment as we lacked a sufficient complement of personnel with an appropriate level of internal controls and IFRS accounting knowledge, training and experience commensurate with our financial reporting requirements.

•
We did not design and maintain effective controls in response to the risks of material misstatement as changes to existing controls or the implementation of new controls were not sufficient to respond to the risks of material misstatement to financial reporting.
•
We did not design and maintain effective monitoring controls to ascertain whether the components of internal control are present and functioning.

These material weaknesses contributed to the following additional material weaknesses:

•
We did not design and maintain effective controls over the period-end financial reporting process to achieve complete, accurate, and timely financial accounting, reporting and disclosures, including controls over the preparation and review of account reconciliation and journal entries.
•
We did not design and maintain effective controls over the order-to-cash business process. Specifically, we lacked internal controls to ensure revenue is recognized in the correct accounting period. Additionally, our U.S. region did not formally contract with our customers and as such, transfer of control could not be timely evidenced as it was not contractually defined and certain product returns did not have an appropriate return accrual provisions as we did not have contract return clauses.
•
We did not design and maintain effective controls over certain information technology (“IT”) general controls for IT systems that are relevant to the preparation of the financial statements. Specifically, we lacked controls over user access, program change management, computer operations, segregation of duties, testing and approval for program development and controls over service organization management. These IT deficiencies did not result in a misstatement to the consolidated financial statements. However, the deficiencies, when aggregated, could result in misstatements potentially impacting the consolidated financial statement accounts and disclosures that would not be prevented or detected. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.

To remediate the material weaknesses identified above, management, under our audit committee oversight, has initiated a comprehensive remediation plan and is implementing additional processes and controls to address the underlying causes. Key initiatives include:

•
Hiring and training additional accounting and finance personnel with expertise in IFRS accounting, SEC reporting and internal controls over financial reporting;
•
Updating and formalizing policies and procedures to require and maintain adequate evidence of review for key business process controls;
•
Improving the effective controls surrounding order-to-cash, specifically checks and validations concerning revenue recognition and alignment to global policy combined with process improvements, and better contractual evidence;
•
Enhancing the precision and documentation of management review controls to ensure completeness and accuracy of information used in the performance of controls, including those over account reconciliations and journal entries, with particular focus on segregation of duties and pre-posting approval workflows;
•
Designing and implementing ITGCs to manage system access, program change controls, and periodic user access reviews;
•
Further developing and enforcing comprehensive IT policies and procedures, including change management, backup management, computer operations, program development, and segregation of duties;
•
Establishing change-management procedures and IT operations controls to monitor and address system issues that could affect financial reporting; and
•
Providing training to finance, accounting, and IT personnel on the compliance requirements of the Sarbanes-Oxley Act, documentation standards and control-performance evidence expectations.

Management will continue to evaluate the design and operating effectiveness of these enhanced controls and will consider the material weaknesses remediated once they have operated for a sufficient period of time and management has tested their effectiveness.

As an emerging growth company, we will be required to include management’s report on the effectiveness of internal control over financial reporting in our second annual report following Closing, and our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company.

While we are actively implementing these measures, we cannot assure you that the steps we have taken to date, or actions we may take in the future, will be sufficient to remediate the control deficiencies that led to the material weaknesses in our internal control over financial reporting, or that they will prevent or avoid potential future material weaknesses or significant deficiencies in our internal control over financial reporting. See “Risk Factors— Risks Related to Being A Public Company” for additional information.

OVERVIEW OF AIR’S INDUSTRY

Unless stated otherwise, the information presented in this section and elsewhere in this proxy statement/prospectus that relates to the industry of AIR has been derived from the 2025 ADL Report, which was commissioned by AIR, to provide information regarding AIR’s industry and its market position. None of AIR, Pubco or CAEP has independently verified such information, and none of AIR, Pubco or CAEP makes any representation as to the accuracy or completeness of such information.

Arthur D. Little has advised that the information and analyses presented herein, developed on a best-effort basis, reflect its opinions and include market-size estimates, growth assessments, and other forward-looking indicators. These analyses draw on publicly available data, selected third-party industry reports, limited primary research, inputs from industry participants, and internal and market information provided by AIR, supplemented by assumptions that Arthur D. Little considers reasonable. Arthur D. Little has noted that the sectors addressed are evolving and characterized by fragmented, inconsistent, and continuously evolving data-collection and reporting practices, as well as varying market-measurement methodologies across markets and channels, which materially constrain the consistency, granularity, comparability, and reliability of available market and industry information and necessitate the application of judgment, the accuracy of which cannot be assured. Where data gaps existed or sources diverged, ADL applied reasonable assumptions that may or may not ultimately prove accurate. As a result, any estimates, including market size, growth trajectories, and competitive positioning, should be understood as directionally indicative approximations rather than precise measurements. Forward-looking views, including projections, market-development expectations, and addressable-market assessments, are subject to inherent uncertainty and may differ materially from actual outcomes due to regulatory, competitive, consumer, macroeconomic, and other factors influencing industry evolution. Unless otherwise indicated, Arthur D. Little's work reflects information available to it as of September 2025.

The market analysis is intended to provide context regarding market dynamics and does not evaluate or opine on the merits of any investment in AIR or other entity. Investors are expressly cautioned not to place undue reliance on the information, including any statistics or estimates, set forth in this section or on similar information included elsewhere in this proxy statement/prospectus, and they must exercise and rely upon their own independent, informed, and competent business judgment for any potential investment decision or for any other purpose.

Global Overview

The global nicotine products market comprises products with a wide range of delivery formats designed to provide nicotine or sensory experiences through inhalation or oral absorption. These products include combustion-based tobacco products, such as cigarettes; non-combustion vapor and heating systems, such as flavored molasses, e-cigarettes and vapes; and oral nicotine products, such as pouches, lozenges, and gums. For AIR, the Core Business is flavored molasses, while the NGCs segment includes vapes, nicotine pouches and functional inhalation.

Macroeconomic Overview

Across AIR’s Focus Markets - the United States, Germany, Spain, and the KSA - macroeconomic conditions, including projected real GDP growth of 0.9% to 3.7% per year (IMF, October 2024) and broadly stable legal-age populations except for a slight decline in Germany (UN data), are expected to support continued demand for goods and services, with consumer spending on alcohol and tobacco categories estimated to grow at a 2.5% to 5.8% CAGR from 2025 to 2030 (Statista), which indicates a favorable outlook for flavored molasses and other segments relevant to AIR.

Flavored Molasses Overview

The flavored molasses category comprises products used in hookahs or waterpipe devices, typically prepared from a base of molasses, glycerin and flavoring agents, blended with tobacco. The molasses is heated in hookah devices to produce flavored smoke for inhalation. Flavored molasses products are commonly sold in formats such as 50g, 250g, 500g and 1kg packs. Generally, smaller pack formats, such as less than 500g are expected to be purchased by home users, whereas 500g and greater than 500g are expected to be purchased by HoReCa customers. The key distribution channels for flavored molasses include specialty tobacco retailers, general stores, online platforms and hookah lounges.

Flavored Molasses Market

The global flavored molasses market is estimated to be approximately $15–19 billion in consumer sales value in the year ended December 31, 2024, inclusive of consumer spending in lounges and on shisha devices and accessories. Overall sales growth is expected to grow at a CAGR of 4% to 6% from December 31, 2025 to December 31, 2030, according to Arthur D. Little estimates.

The flavored molasses market across AIR’s Focus Markets is estimated to be approximately $475 million in 2025, measured at manufacturer selling value. The market is projected to grow at a CAGR of 3.6%, between 2025 and 2030. The following table sets forth the approximate estimated market size by sales to consumers and volume of the flavored molasses market by AIR’s Focus Markets:

	Flavored molasses
	For the years ended December 31,			For the years ended December 31,
	2025	2030	2025-2030	2025	2030	2025-2030
Country	($ million)		(%)	(kiloton)		(%)
U.S.	123	145	3.4%	4.9	5.2	1.2%
KSA	166	208	4.5%	5.8	6.6	2.5%
Germany	143	164	2.8%	3.5	3.6	0.7%
Spain	43	50	3.4%	1.7	1.8	1.3%

AIR offers various brands in this category such as Al Fakher, and Shisha Kartel and NameLess, with a wide range of flavor offerings.

Markets for Adjacent Products

Vapes

The vape category comprises of nicotine-containing, battery-powered vapor devices designed to deliver aerosolized nicotine through inhalation. The vape market value, in terms of consumer sales across AIR’s Focus Markets is estimated at approximately $15.2 billion in 2025. The market across Focus Markets is estimated to grow at a CAGR of 5.2% between 2025 and 2030, as per Arthur D. Little estimates. The following table sets forth the approximate estimated market size in consumer sales value and CAGR of the vape market by AIR’s Focus Market:

	Estimated vape market size and CAGR
	For the year ended December 31,
	2025	2030	CAGR for 2025 - 2030
Country	($ million)		(%)
U.S.	13,509	17,644	5.5%
KSA	233	304	5.4%
Germany	1,198	1,374	2.8%
Spain	220	258	3.3%

In this segment, AIR currently offers vapes under the brand “Crown by Al Fakher.”

Nicotine pouches

The nicotine pouch segment comprises of smokeless, non-tobacco, oral-delivery products that provide nicotine without combustion. Across AIR’s Focus Markets, the category is estimated to be approximately $4.3 billion in 2025. The market across Focus Markets is anticipated to grow with a CAGR of 22.4% between 2025 and 2030, based on Arthur D. Little estimates. The following table sets forth the estimated market size in consumer sales value and CAGR of the nicotine pouch market by key AIR’s geographies:

	Estimated nicotine pouch market size and CAGR
	For the year ended December 31,
	2025	2030	CAGR for 2025 - 2030
Country	($ million)		(%)
U.S.	3,989	10,782	22.0%
KSA	153	575	30.4%
Germany	158	481	25.0%
Spain	37	85	18.2%

In this segment, AIR currently offers nicotine pouches under the “Al Fakher” brand.

Functional Inhalation

The functional inhalation segment encompasses non-nicotine, vaporized products formulated with ingredients that targets to offer function benefits (without any medical or therapeutic benefits or claims) such as relaxation, focus and energy enhancement. As a relatively new segment, its market value and size continues to evolve. Within this context, AIR’s “VANT” brand participates in the emerging segment of functional inhalation products.

MANAGEMENT OF PUBCO AFTER THE BUSINESS COMBINATION

Following the completion of the Business Combination, the number of directors of Pubco will be , of whom shall be independent directors. The following sets forth certain information concerning the persons who are expected to serve as Pubco’s executive officers and directors following Closing of the Business Combination.

Name	Age	Position/Title

Executive Officers:

Stuart Brazier	54	Chief Executive Officer and Director
Bassem Lotfy	56	Chief Financial Officer
Shane George	38	Chief People Officer, Senior Vice President, Europe and IT
Directors:
Tamir Saeed	41	Director
Manuel Stotz	41	Director

Unless otherwise indicated, the business address of each director and executive officer is Festival Office Tower, Dubai Festival City, 7th Floor, Dubai, United Arab Emirates. A description of the business experience and present position of each director and executive officer is provided below:

Stuart Brazier joined AIR in January 2019, bringing over 22 years of international business experience from British American Tobacco (“BAT”), where he held senior roles including Head of Finance for BAT’s Europe and Norh Africa Region, Area Director for North Africa and Regional Manager for Asia Pacific. Mr. Brazier will be appointed to the Pubco Board following the completion of the Business Combination. Mr. Brazier holds a Bachelor of Arts with honors in Economics with Accountancy from the University of East Anglia, Norwich, U.K. and completed executive studies at Harvard Business School and IMD. Mr. Brazier is also a Chartered Management Accountant.

Bassem Lotfy joined AIR in July 2020 and has served as Chief Financial Officer of AIR since January 2024. In this capacity, he is responsible for AIR’s global finance strategy, including tax, treasury, financial and management reporting, capital structure and bank financing. Previously, Mr. Lotfy served as Director of Corporate Finance at AIR from July 2020 to December 2023. Prior to joining AIR, Mr. Lotfy spent over 23 years in several senior finance director roles at British American Tobacco across Europe and the Middle East. Mr. Lotfy holds a Bachelor of Arts in Business and a MBA from Webster University in Bellevue, Switzerland.

Shane S. George has served as Chief People Officer of AIR since December 2021, taking on a progressively expanding responsibilities, first as Chief People Officer / SVP IT in July 2024 and Chief People Officer / SVP Europe and IT in August 2025. In these capacities, he is responsible for AIR’s global human resources and information technology functions and oversees operations across Europe. Previously, he served in various roles at Reckitt from June 2010 to November 2021, including as Vice President, HR, North America Hygiene from April 2019 to November 2021 and as Vice President, HR Operations from January 2018 to April 2019. Mr. George holds degrees of Bachelor of Arts in Economics and Bachelor of Science in Finance from Pennsylvania State University.

Tamir Saeed will be appointed to the Pubco Board following the completion of the Business Combination. Mr. Saeed has served on the board of directors of AIR since 2020 and has also served on the audit and risk committee, remuneration and nomination committee (as chair) and ESG committee of AIR since 2020. Mr. Saeed is a Managing Partner at Kingsway since 2015, where he has overseen successful consumer-focused investments and served on the board of directors for a number of portfolio companies. Prior to joining Kingsway, Mr. Saeed held various roles at Goldman Sachs between 2006 and 2014. Mr. Saeed holds a Bachelor of Arts degree in Economics from the University of Cambridge and is a Chartered Financial Analyst.

Manuel Stotz will be appointed to the Pubco Board following the completion of the Business Combination. Mr. Stotz has served as a director of AIR since November 2020. Mr. Stotz founded Kingsway in July 2015 and has served as its Chief Executive Officer and Chief Investment Officer since April 2017. Prior to founding Kingsway, Mr. Stotz served as a portfolio manager and partner at THS Partners LLP from June 2011 to June 2015 and as an investment analyst at Goldman Sachs Investment Partners from January 2008 to April 2011. Mr. Stotz received a Bachelor of Science (Honors) degree in Economics from the London School of Economics and Political Science.

Board of Directors of Pubco

Immediately following the completion of the Business Combination, the Pubco Board will consist of directors. Of these directors, are expected to be independent.

Nasdaq listing standards generally require that a majority of the members of a listed company’s board of directors be independent. As discussed below, as a “controlled company” and a foreign private issuer, Pubco will be exempt from this requirement. The Pubco Board has determined that , and are expected to be “independent directors” as defined in Nasdaq listing standards. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Family Relationships

There are no family relationships among any of Pubco’s executive officers or directors.

Foreign Private Issuer Exemption

As a “foreign private issuer,” as defined by the SEC, Pubco is permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for U.S. domestic issuers other than with respect to certain voting and committee requirements. The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including Pubco, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

As a foreign private issuer, Pubco intends to follow home country practice in lieu of the following Nasdaq requirements:

Pubco intends to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and Nasdaq corporate governance rules and listing standards.

Because Pubco is a foreign private issuer, its directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Controlled Company Status

After the completion of the Business Combination, entities affiliated with the Kingsway Holders are expected to beneficially own a majority of outstanding Pubco Ordinary Shares immediately after the Closing. As a result, after the Closing, Pubco will be a “controlled company” within the meaning of Nasdaq corporate governance rules. Under these rules, a listed company of which a majority of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including that (i) a majority of the Pubco Board consist of independent directors, as defined under Nasdaq listing rules, (ii) a majority of the independent directors select or recommend its director nominees, (iii) the compensation committee be responsible for determining or recommending the remuneration of executive officers and (iv) Pubco have a compensation committee that consists entirely of independent directors. Pubco currently intends to take advantage of the foregoing exemptions. Therefore, shareholders may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that Pubco ceases to be a “controlled company” and Pubco Ordinary Shares continue to be listed on Nasdaq, it will continue to rely on the exemptions afforded to foreign private issuers described above. In the event that Pubco ceases to be a “controlled company” and no longer qualify as a foreign private issuer, it will be required to comply with these provisions within the applicable transition periods. See “Risk Factors—Risks Related to Being a Public Company—As a ‘controlled company’ within the meaning of the rules of Nasdaq, we will qualify for certain exemptions from Nasdaq corporate governance requirements.”

Committees of the Pubco Board

Audit Committee

Under Nasdaq corporate governance rules, Pubco is required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and at least one of whom has accounting or related financial management expertise. Following the listing of the Pubco Shares on Nasdaq, Pubco’s audit committee will consist of , and . will serve as the chairperson of the audit committee.

All members of Pubco’s audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq corporate governance rules. The Pubco Board has determined that is an “audit committee financial expert” as defined in applicable SEC rules and has the requisite financial experience as defined by Nasdaq corporate governance rules. The Pubco Board has determined that each proposed member of Pubco’s audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of Pubco Board and committee members.

The Pubco Board will, prior to or concurrently with the listing of the Pubco Ordinary Shares on Nasdaq, adopt a charter setting forth the responsibilities of the audit committee, which are consistent with Jersey law, the SEC rules and Nasdaq corporate governance rules and include:

•
monitoring the integrity of Pubco’s financial statements, including its annual and interim reports and any formal announcement relating to its financial performance;
•
reviewing significant financial reporting issues and judgments that they contain;
•
appointing, compensating, retaining and overseeing the work of Pubco’s independent auditors;
•
reviewing and discussing with the independent auditors all relationships the auditors have with Pubco in order to evaluate their continued independence;
•
reviewing with management and Pubco’s independent auditor Pubco’s annual and interim financial statements to be filed with the SEC and the matters required to be discussed by the applicable PCAOB standards and SEC rules, prior to publication or filing (or submission, as the case may be) to the SEC;
•
overseeing the appointment, re-appointment and removal of the independent auditors;
•
coordinating the Pubco Board’s oversight of internal control over financial reporting and disclosure controls and procedures;
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reviewing and approving the annual audit plan;
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discussing Pubco’s policies with respect to risk assessment and risk management;
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reviewing and approving any related party transaction required to be disclosed prior to Pubco entering into such transaction; and
•
reviewing Pubco’s Code of Business Conduct and Ethics at least annually.

Compensation Committee

Under Nasdaq corporate governance rules, as a foreign private issuer and a controlled company, Pubco is not required to maintain a compensation committee consisting entirely of independent directors. Following the listing of the Pubco Ordinary Shares on Nasdaq, Pubco will form a compensation committee, which will consist of . will serve as chairperson of the compensation committee. The Pubco Board has determined that are independent under Nasdaq corporate governance rules, including the additional independence requirements applicable to members of a compensation committee.

The Pubco Board will adopt a compensation committee charter setting forth the responsibilities of the committee. The purpose of the compensation committee will be to review and approve compensation paid to our officers and directors and to administer our incentive compensation plans, including authority to make and modify awards under such plans.

The Pubco Board will, prior to or concurrently with the listing of the Pubco Ordinary Shares on Nasdaq, adopt a charter setting forth the responsibilities of the compensation committee. The purpose of the compensation committee will be to review and approve compensation paid to our officers and directors and to administer our incentive compensation plans, including authority to make and modify awards under such plans.

Nominations Committee

Under Nasdaq corporate governance rules, as a foreign private issuer and a controlled company, Pubco is not required to maintain a nominations committee consisting entirely of independent directors. Following the listing of the Pubco Ordinary Shares on Nasdaq, Pubco will form a nominations committee, which will consist of . will serve as chairperson of the nominations committee.

The Pubco Board will, prior to or concurrently with the listing of the Pubco Ordinary Shares on Nasdaq, adopt a charter setting forth the responsibilities of the nominations committee, which are consistent with Jersey law, the SEC rules and Nasdaq corporate governance rules and include:

•
overseeing and assisting the board of directors in reviewing and recommending nominees for election of directors;
•
assessing the performance of the members of the board of directors; and
•
establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to the board of directors a set of corporate governance guidelines applicable to Pubco’s business.

Code of Business Conduct and Ethics

Pubco will, prior to or concurrently with the listing of the Pubco Ordinary Shares on Nasdaq, adopt a Code of Business Conduct and Ethics applicable to its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Pubco seeks to conduct business ethically, honestly and in compliance with applicable laws and regulations. Pubco’s Code of Business Conduct and Ethics sets out the principles and policies designed to guide Pubco’s business practices with integrity, respect and dedication. Such principles encompass, without limitation, conflicts of interest, corporate opportunities, confidentiality, fair dealing, the protection and proper use of company assets, compliance with laws, rules and regulations, reporting of any illegal or unethical behavior, anti-corruption compliance and public communications. Any waivers of the code for executive officers or directors may be made only by the Pubco Board and will be disclosed in a manner consistent with the applicable rules or regulations of the SEC and Nasdaq, when applicable. Pubco expects that any substantive amendments to the Code of Business Conduct and Ethics, or any waivers of its requirements, will be disclosed in Pubco’s annual report on Form 20-F. Following Closing, the Code of Business Conduct and Ethics will be posted on Pubco’s website. The information contained on, or that can be accessed through, Pubco’s website is not part of, and is not incorporated into, this proxy statement/prospectus.

Limitation on Liability and Indemnification Matters

Pursuant to the A&R Pubco Articles, Pubco will indemnify and hold harmless its directors and senior managers from and against all actions, costs, charges, liabilities, losses, damages and expenses in connection with any act done, concurred in or omitted in the execution of its business, or their duty, or supposed duty, or in their respective offices or trusts, to the extent authorized by Jersey law. The foregoing indemnity will not apply (and any funds advanced will be required to be repaid) with respect to a director or officer if any allegation of fraud or dishonesty is proved against such director or officer. Pubco also intends to enter into separate indemnification agreements with its directors and senior managers. The indemnification agreements will provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under Jersey law, subject to certain exceptions contained in those agreements. Pubco will also purchase a policy of directors’ and officers’ liability insurance to be effective upon completion of the Business Combination that insures Pubco’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures Pubco against its obligations to indemnify its officers and directors.

These indemnification obligations may discourage shareholders from bringing a lawsuit against Pubco’s officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against Pubco’s officers and directors, even though such an action, if successful, might otherwise benefit Pubco and its shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent Pubco pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

Pubco believes that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Historical Executive Officer and Director Compensation

The aggregate cash compensation paid by AIR and its subsidiaries to its executive officers and directors who are expected to serve as executive officers and directors of Pubco following the completion of the Business Combination for the year ended December 31, 2025 was $ . This amount includes $ set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

Executive Officer and Director Compensation Following Completion of the Business Combination

Pubco’s policies with respect to the compensation of its executive officers following completion of the Business Combination will be administered by its board of directors in consultation with the compensation committee. The compensation decisions regarding Pubco’s executives will be based on the need to attract individuals with the skills necessary for the company to achieve its business plan, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above our expectations. To that end, following completion of the Business Combination, Pubco intends to establish an executive compensation program that is competitive with other similarly-situated companies in its industry. This is expected to include establishment of base salary, cash annual bonus and long-term equity compensation awards that are, in each case, consistent with market practices and designed to incentivize, motivate and retain key employees.

Incentive Compensation Plans

Existing Equity Plans

AIR maintains the Company ESP and the Company MIP (together, the “Prior AIR Plans”). Pursuant to the Business Combination Agreement, Pubco will assume the Prior AIR Plans and the outstanding conditional awards thereunder will be converted to awards with respect to Pubco Ordinary Shares. Upon Closing, AIR will cease granting new awards under the Prior AIR Plans and any outstanding awards under the Prior AIR Plans will remain subject to the terms of the applicable Prior AIR Plan.

All awards granted under the Prior AIR Plans are generally granted with respect to a target dollar or equivalent local currency award value (and in the case of performance-based awards, with respect to threshold and maximum values as well) other than Milestone Awards under the Company MIP, which were originally granted on a percentage basis. Upon vesting of the award, the number of AIR Ordinary Shares subject to such award would be determined using a share price in accordance with the terms of the applicable Prior AIR Plan.

As described above, Vested Company Equity Awards (which also may include bonus awards under the Prior AIR Plans in respect of the 2025 fiscal year that crystallize over a number of ordinary shares of AIR as a result of AIR determining the achievement levels with respect to the applicable 2025 annual bonus performance metrics prior to the Closing Date). shall be settled following the expiration of the lock-up. Unvested awards under the Prior AIR Plans will continue to be eligible to vest in accordance with their terms; provided, however, that to the extent such awards vest, the number of shares issuable in respect of such awards shall be credited against the available share reserve under the Incentive Plan.

Company ESP

The Company ESP provides for certain designated eligible employees of AIR and its subsidiaries, including current or former employees and executive directors, the opportunity to receive equity and equity-based awards including options, ESP LTI Awards and conditional awards (including Deferred Bonus Awards). Shares may be newly issued shares, existing shares or treasury shares, or AIR may arrange through the transfer to the award holder of the beneficial interest in the number of shares in respect of which the award has vested, with the legal title to those shares being held by the trustee of an Employee Benefit Trust (or by another nominee) as nominee on behalf of the holder).

Awards are non-transferable, save to personal representatives following death.

Under the Company ESP, in the event of a variation of the equity share capital of AIR (including a capitalization or rights issue, sub-division, consolidation or reduction of share capital), demerger, winding-up, special dividend or distribution or similar event affecting the value of shares, the plan administrator may adjust the number or class of shares subject to the awards outstanding under the Company ESP as the plan administrator considers appropriate. In the event of a takeover or change of control other than in connection with a “qualifying listing” the awards will vest unless the remuneration committee determines that the awards should be exchanged for new awards.

The remuneration committee may apply malus or clawback (including cancelling, reducing or requiring repayment under an award in accordance with the terms of the Company ESP) where at any time before or within five years following grant it determines that our financial results were misstated, that an error was made in any calculation or in assessing performance, which resulted in the number of shares in respect of which the award was granted or vested being more than it should have been, or in the event of certain misconduct by the award holder.

An award holder may be treated as a “Good Leaver” if they depart due to disability, retirement, a transfer of their position outside the control of the company, or for any other reason as determined by the remuneration committee.

LTI Awards. The Company ESP provides for the grant of awards that are subject to performance-based vesting conditions over three, one-year performance periods (the “ESP LTI Awards”). The ESP LTI Awards are settleable in shares based on a target value divided by the most recent share price. As of December 11, 2025, there were outstanding ESP LTI Awards equal to an aggregate amount of approximately $517,000.

Deferred Bonus Awards. The Company ESP also provides for the grant of awards in respect of annual performance bonuses in which a portion of such annual bonus will be deferred in the form of an equity award (the “Deferred Bonus Awards”). The Deferred Bonus Awards are settleable in shares based on an award value (determined based on a participant’s target value and actual performance achievement for the applicable bonus year) divided by the share price at vesting. The Deferred Bonus Awards will vest upon the expiration of the lock-up. As of December 11, 2025, there were outstanding Deferred Bonus Awards equal to an aggregate amount of approximately $2,790,000.

This summary is not a complete description of all provisions of the Company ESP and is qualified in its entirety by reference to the Company ESP, which is filed as an exhibit to the registration statement of which this prospectus is part.

Company MIP

The Company MIP provides for certain designated eligible employees of AIR and its subsidiaries the opportunity to receive equity and equity-based awards including annual bonuses, long-term incentive awards, milestone awards and retention awards, all of which are in the form of restricted stock units, or conditional rights to receive shares or cash. Shares may be newly issued shares, existing shares or treasury shares, or AIR may arrange through the transfer to the award holder of the beneficial interest in the number of shares in respect of which the award has vested, with the legal title to those shares being held by the trustee of an Employee Benefit Trust (or by another nominee) as nominee on behalf of the holder).Awards are non-transferable, save to personal representatives following death.

Under the Company MIP, in the event of a variation of the equity share capital of AIR (including a capitalization or rights issue, sub-division, consolidation or reduction of share capital), demerger, winding-up, special dividend or distribution or similar event affecting the value of shares, the plan administrator may adjust the number or class of shares subject to the awards outstanding under the Company MIP as the plan administrator considers appropriate. In the event of a takeover or change of control other than in connection with a “qualifying listing” the awards will vest unless the remuneration committee determines that the awards should be exchanged for new awards. The remuneration committee may apply malus or clawback (including cancelling, reducing or requiring repayment under an award in accordance with the terms of the Company MIP) where at any time before or within five years following grant it determines that our financial results were misstated, that an error was made in any calculation or in assessing performance, which resulted in the number of shares in respect of which the award was granted or vested being more than it should have been, or in the event of certain misconduct by the award holder.

An award holder may be treated as a “Good Leaver” if they depart due to disability, retirement, a transfer of their position outside the control of the company, or for any other reason as determined by the remuneration committee.

Annual Bonus Awards. The Company MIP provides for the grant of annual bonus awards (the “Annual Bonus Awards”), which Annual Bonus Awards, to the extent earned, are generally settleable as to 50% of the award in cash and 50% of the award in shares (though for certain individuals the Annual Bonus Award is settleable as to 25% of the award in cash and 75% of the award in shares). The value of the amount of the Annual Bonus Awards settleable in shares is based on an award value (determined based on a participant’s target value (as a percentage of base salary) and actual performance achievement for the applicable bonus year) divided by the most recent share price at vesting. The Annual Bonus Awards vest as to 75% of the total award (generally, 50% settleable in cash and 25% settleable in shares) on the date the remuneration committee approves the outcomes of the performance metrics for the relevant fiscal year and as to the remaining 25% of the award (all settleable in shares) on the first anniversary of such approval.

For Annual Bonus Awards granted prior to 2025, the vesting and delivery of prior performance-earned share installments will be delayed until expiration of the lock-up. As of December 11, 2025, there were no outstanding Annual Bonus Awards granted prior to 2025 covering ordinary shares of AIR. As of December 11, 2025, there were outstanding Annual Bonus Awards granted in 2025 equal to an aggregate estimated value of approximately $519,000. In addition, to the extent Annual Bonus Awards in respect of 2025 crystallize over a number of ordinary shares of AIR due to AIR determining the achievement levels with respect to the applicable performance metrics, such shares will constitute Vested Company Equity Awards and be settled at expiration of the lock-up.

LTI Awards. The Company MIP provides for the grant of awards that are subject to performance-based vesting conditions over a three-year period, comprised of consecutive one-year performance periods (the “MIP LTI Awards”). The MIP LTI Awards are settleable in shares based on an award value (determined based on a participant’s target value (as a percentage of base salary), and actual performance achievement) divided by the most recent share price to which the tranche relates. Pursuant to the Business Combination Agreement, vesting of outstanding MIP LTI Awards which constitute Vested Company Equity Awards will occur upon the expiration of the lock-up, while any MIP LTI Awards which are eligible to vest based on any determination of performance-based vesting by AIR that has not been made as of the Jersey Effective Time will remain outstanding and eligible to vest. As of December 11, 2025, there were no outstanding MIP LTI Awards.

Milestone Awards. The Company MIP provides for the grant of awards that are subject to liquidity event and time-based vesting conditions (the “Milestone Awards”). The Milestone Awards vest upon a qualifying sale or qualifying listing (as defined in the Company MIP), as to 50% of the award in connection with such event and as to 50% of the award on the first anniversary of the date of such event, subject to the grantee’s continued employment through each vesting date. For purposes of the Milestone Awards, the Business Combination and the related Transactions will constitute a “qualifying listing”, with the first tranche of Milestone Awards determined to vest upon the expiration of the lock-up period associated with the Business Combination and the second tranche vesting on the first anniversary of the Closing. As of December 11, 2025, there were 17 outstanding Milestone Awards covering 418,358 ordinary shares of AIR.

Retention Awards. The Retention Awards are restricted stock unit awards which were contemplated under the Company MIP to be granted in connection with a qualifying listing (“Retention Awards”), and will be granted as soon as reasonably practicable following the filing of the applicable Form S-8 registration statement covering the Incentive Plan. The Retention Awards will vest in three tranches, with the first tranche vesting based on continued employment for the 18 month period following the Closing Date, the second tranche vesting based on continued employment for the 36 month period following the Closing Date and the third tranche vesting based on achievement of certain total shareholder return metrics over the three year period following the Closing Date. Such total shareholder return metrics have not yet been established. Pubco expects that it will grant Retention Awards under the Incentive Plan covering a number of Pubco Ordinary Shares equal to a maximum aggregate of approximately $72,159,498.

This summary is not a complete description of all provisions of the Company MIP and is qualified in its entirety by reference to the Company MIP, which is filed as an exhibit to the registration statement of which this prospectus is part.

Incentive Plan

In connection with the consummation of Business Combination, the Pubco Board intends to adopt, and expects the shareholder of Pubco to approve, the Incentive Plan, in which eligible participants may include members of Pubco management, Pubco employees, members of the Pubco Board and certain consultants of Pubco and its subsidiaries. Beneficiaries under the Incentive Plan will be granted equity awards pursuant to the terms and conditions of the Incentive Plan and any applicable award agreement. The final eligibility of any beneficiary to participate in, and the terms and conditions of, the applicable equity awards will be determined by the Pubco Board, other than with respect to certain awards which have already been committed to under the Incentive Plan, as described further below. Pursuant to the Business Combination Agreement, the Incentive Plan shall initially reserve a number of Pubco Ordinary Shares equal to ten percent (10%) of the total number of Pubco Ordinary Shares that are outstanding (on a fully diluted, as-converted basis), as of immediately following the Jersey Closing, with an annual evergreen increase over ten years of up to 3% of the aggregate number of Pubco Ordinary Shares outstanding as on a fully diluted, as-converted basis of the last day of each applicable immediately preceding fiscal year.

Details will be provided and the form Incentive Plan will be filed in a subsequent amendment to this proxy statement/prospectus.

Retention Awards, Top Up Awards and Earnout RSUs, as described above, will be granted under the Incentive Plan.

To the extent that any existing AIR equity incentive plan entitles the management of Pubco to receive awards, the existing equity incentive plan will remain valid.

DESCRIPTION OF PUBCO SECURITIES

The following description of the material terms of the securities of Pubco following the completion of the Business Combination includes a summary of specified provisions of the A&R Pubco Articles that will be in effect upon completion of the Business Combination as well as applicable provisions of the Companies (Jersey) Law 1991, as amended (the “Jersey Companies Law”). This description is qualified by reference to the A&R Pubco Articles as will be in effect upon consummation of the Business Combination, a copy of which of is attached to this proxy statement/prospectus as Annex F and is incorporated in this proxy statement/prospectus by reference, and the Jersey Companies Law. The summaries and descriptions below also do not purport to be complete statements of the Jersey Companies Law, and we urge you to read the A&R Pubco Articles in their entirety.

In this section, the terms “we,” “our” or “us” refer to Pubco following the completion of the Business Combination.

Pubco is a private limited company incorporated under the laws of Jersey on October 28, 2025. Pubco will be converted to a public limited company incorporated under the laws of Jersey prior to consummation of the Business Combination. Pubco’s affairs will be governed by the A&R Pubco Articles upon consummation of the Business Combination. Under the Jersey Companies Law, the doctrine of ultra vires has been abolished, and accordingly, Pubco has unrestricted corporate capacity.

Authorized Share Capital

Pubco’s authorized share capital consists of $10,100 divided into 1,010,000 shares, comprising 1,000,000 Ordinary Shares with a par value of $0.01 each and 10,000 Redeemable Deferred Shares with a par value of $0.01 each, with such rights and restrictions as set out in the A&R Pubco Articles. As of the date of this proxy statement/prospectus, Pubco Ordinary Shares were issued and outstanding.

Under the A&R Pubco Articles, the unissued shares for the time being in the capital of AIR are at the disposal of the Pubco Board, which may allot, issue, grant options over, or otherwise dispose of them, and may issue unissued shares and sell or transfer treasury shares, to such persons, at such times and on such terms as the Pubco Board thinks proper, without any obligation to first offer such shares to existing shareholders, in each case subject to the A&R Pubco Articles and the Jersey Companies Law.

Pubco may alter its share capital in any manner permitted by the Jersey Companies Law by special resolution, including, without limitation, consolidating and dividing shares, subdividing shares, converting shares into different classes, converting shares into redeemable shares, cancelling shares that have not been taken or agreed to be taken and reducing its share capital.

Description of Share Capital

Ordinary Shares

Except as set out under “—Special Rights Attaching to Redeemable Deferred Shares” (if applicable), each Pubco Ordinary Share is entitled, subject to the A&R Pubco Articles and Jersey Companies Law, to:

(1)
receive notice of, attend and speak at general meetings and to vote thereat as provided under “—Shareholders’ Meetings” and “—Voting;”
(2)
dividends and other distributions declared, paid or made on the Ordinary Shares as set out under “—Dividends;”
(3)
on a winding up, repayment of the amount paid up as to par on such share and, if there is a surplus, to participate in the distribution of surplus assets as set out under “—Liquidation Rights;” and
(4)
such other rights as are set out in A&R Pubco Articles and are not inconsistent with the Jersey Companies Law.

Holders of fully paid Pubco Ordinary Shares have no liability to make further contributions to Pubco assets.

Special Rights Attaching to Redeemable Deferred Shares

If and to the extent any redeemable deferred shares are in issue from time to time (Redeemable Deferred Shares), such Redeemable Deferred Shares shall have the rights and be subject to the restrictions set out below and in Pubco Articles of Association:

•
Redemption. Subject to the Jersey Companies Law, we may redeem, at any time, any or all Redeemable Deferred Shares in accordance with the Articles of Association, on notice specifying the shares to be redeemed and the redemption date. The amount payable on redemption is limited to the aggregate cash sum actually received by Pubco (if any) on the issue of such shares in respect of the amount paid up at the time of issue, and any such redemption cancels any obligation or undertaking to pay up any outstanding amount on such Redeemable Deferred Shares.
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Voting. Holders of Redeemable Deferred Shares are not entitled to receive notice of, attend or vote at any general meeting.

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Dividends. Holders of Redeemable Deferred Shares are not entitled to dividends except as expressly provided in the Articles of Association.
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Transfers. Redeemable Deferred Shares are transferable in accordance with the Articles of Association and the Jersey Companies Law.

If no Redeemable Deferred Shares are in issue, the foregoing provisions do not apply.

Shareholders’ Meetings

Shareholders’ meetings (also known as general meetings) are convened and held in accordance with the A&R Pubco Articles and the Jersey Companies Law. The directors may call a general meeting. Shareholders holding the requisite threshold under the Jersey Companies Law may requisition a general meeting, in which case no business other than that stated in the requisition may be transacted at such meeting unless otherwise permitted by law.

Annual General Meeting

Jersey Companies Law requires Pubco to have an annual general meeting once every calendar year (within a period of not more than 18 months after the last preceding annual general meeting). General meetings may be held at one or more places or by such electronic means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and electronic participation constitutes presence in person at such meeting.

General Meetings

General meetings may be convened by the Pubco Board whenever it sees fit. Shareholders holding the requisite threshold may requisition the Pubco Board to convene a general meeting in accordance with the Jersey Companies Law and the Articles of Association. Each general meeting shall be held at such time and place as the Pubco Board shall determine.

Notice of General Meetings

At least 14 clear days’ notice shall be given of every general meeting (including any meeting called to consider a special resolution). The notice shall state the date, time and place (or means of electronic participation, if applicable) of the meeting and, as far as possible and particularly if a special resolution is proposed, the text or general nature of such business.

Notice of meetings may be delivered in person, sent by post or courier, transmitted electronically, or made available on a website, or through other means in accordance with the Articles of Association and the Jersey Companies Law.

Postponement or Cancellation of General Meetings

The Pubco Board may postpone or cancel any general meeting called in accordance with the Articles of Association, other than a meeting requisitioned under the A&R Pubco Articles, provided that notice of postponement or cancellation is given to each shareholder before the time for such meeting, subject to the Jersey Companies Law.

Proceedings at General Meetings

Quorum

The quorum required for an ordinary meeting of shareholders consists of no fewer than two Members present in person (and not less than two individuals constituting the quorum), provided that if all issued shares are held by one Member, that Member present in person constitutes a quorum. If a quorum is not present within the time specified in the Articles of Association from the time appointed for the meeting, the meeting shall be adjourned as provided in the A&R Pubco Articles.

Voting

Except as otherwise provided by the Jersey Companies Law or A&R Pubco Articles, resolutions are decided in the first instance on a show of hands, with each Member present in person having one vote. Alternatively, a poll may be duly demanded by the chair or a shareholder. On a poll, each Ordinary Share entitles its holder to one vote. Fractions of shares (if any) do not carry voting rights.

Class rights may be varied only in accordance with the A&R Pubco Articles and the Jersey Companies Law. See “—Variation of Rights.”

Shareholder Action by Written Resolution

Shareholders may pass resolutions in writing without holding a meeting, as permitted by Article 95 of the Jersey Companies Law and the A&R Pubco Articles. Any written resolution passed in accordance with that law and the A&R Pubco Articles has the same effect as a resolution passed at a duly convened general meeting.

Transfer Restrictions

For such time as Pubco Ordinary Shares are listed on Nasdaq or another national securities exchange, there are no Jersey law transfer restrictions applicable to Pubco Ordinary Shares.

Foreign Shareholders

The A&R Pubco Articles do not impose any limitations on the rights of non-resident or foreign shareholders to hold or vote their shares.

Board of Directors

Pubco is governed by the Pubco Board. The Pubco Board is responsible for managing the business of Pubco and may delegate day‑to‑day management to one or more executive directors, officers, or other delegates, as permitted by the A&R Pubco Articles and Jersey law. Pubco has a single class of directors who are elected at the annual general meeting.

The A&R Pubco Articles provide that the Pubco Board shall consist of not fewer than directors and not more than directors, as determined by the Pubco Board and approved by a resolution of the holders of Pubco Ordinary Shares representing a simple majority of the total voting rights of eligible Pubco shareholders who vote in person or by proxy on the resolution at a general meeting.

Under the A&R Pubco Articles, the amount of any fees or other remuneration payable to directors is determined by the Pubco Board upon the recommendation of the Compensation Committee of the Pubco Board, to which the Pubco Board can from time to time delegate certain of its responsibility for review and determination of compensation. Pubco may repay to any director such reasonable costs and expenses as he or she may properly incur in the performance of his or her duties.

There is no statutory right under the Jersey Companies Law for shareholders to nominate, appoint or remove directors of a company. The A&R Pubco Articles govern the nomination, appointment and removal of directors. If a Pubco director is removed from office pursuant to the A&R Pubco Articles or is prohibited from being a director by operation of law or otherwise, the Pubco Board may, by resolution, appoint a director to fill such vacancy on the Pubco Board.

Dividends

Subject to the Jersey Companies Law and the A&R Pubco Articles, shareholders may declare dividends by ordinary resolution at any time and out of any source (other than the nominal capital account or capital redemption reserve and not exceeding the amount recommended by the Pubco Board). The Pubco Board may also pay interim dividends and make other distributions at such times and in such amounts as it determines.

Pubco may pay a dividend or make any other distribution only if the directors authorizing it make the statutory solvency statement required by the Jersey Companies Law confirming that, immediately after the distribution and for the next 12 months, Pubco will be able to discharge its liabilities as they fall due.

Unless otherwise specified, dividends are paid by reference to the amounts paid up on the shares held on the relevant record date. Pubco is not required to pay interest on unpaid dividends. Dividends that remain unclaimed for ten years from the date of declaration may be forfeited if the Pubco Board so resolves.

Variation of Rights

Whenever Pubco share capital is divided into different classes of shares, the special rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied or abrogated, either while Pubco is a going concern or during or in contemplation of a winding up, with the sanction of a special resolution of the holders of the shares of that class, or with the written consent of two‑thirds of shareholders in that class, or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class, but not otherwise.

Anti-Takeover Provisions

Jersey law prescribes no specific anti‑takeover statutes. The A&R Pubco Articles authorize the Pubco Board to issue additional shares (up to the maximum authorized share capital) without seeking additional consent from shareholders, subject to the Jersey Companies Law. Jersey law does not prohibit a company from issuing additional shares or adopting a shareholder rights plan (or “poison pill”) as an anti‑takeover measure, in each case subject to the directors’ fiduciary duties and the A&R Pubco Articles. The Jersey Companies Law also provides compulsory acquisition provisions, permitting a bidder who acquires or agrees to acquire 90% or more of the shares to which a takeover offer relates to acquire the remaining shares on the same terms, subject to the court rights of minority holders.

Change of Control; Appraisal/Dissenters’ Rights

Under the Jersey Companies Law, mergers and certain other fundamental transactions are subject to shareholder approval thresholds, with two‑thirds as a minimum threshold. The Jersey Companies Law does not provide a general statutory appraisal right for shareholders in connection with a sale of all or substantially all assets or other transactions unless effected by a court‑sanctioned scheme or other process providing dissenting shareholder protections under Jersey law.

Interested Party Transactions; Conflicts of Interest

Subject to Jersey law and the disclosure requirements in the A&R Pubco Articles, directors are permitted to enter into or be interested in transactions or arrangements with Pubco or with entities in which Pubco is interested, to hold any other office or position with Pubco, and to provide professional services to Pubco (other than as auditor). Subject to the disclosure requirements in the A&R Pubco Articles, a director may also retain for his or her own benefit any remuneration, profit, or other benefit arising from any such office, position or arrangement.

An interested transaction is not void solely because of a director’s interest. Provided the nature and extent of the interest is disclosed in accordance with the A&R Pubco Articles, an interested director may be counted in the quorum and may vote on the relevant matter, except to the extent the A&R Pubco Articles provide otherwise. These provisions operate alongside directors’ duties under Jersey law to act honestly and in good faith with a view to the best interests of Pubco and to exercise appropriate care, diligence and skill.

Indemnification of Directors and Officers; Limitation on Liability

To the fullest extent permitted by the Jersey Companies Law, every present and former officer of Pubco is to be indemnified out of the assets of Pubco against any loss or liability incurred by such officer by reason of being or having been an officer of Pubco. Pubco may purchase and maintain insurance for the benefit of any officer in respect of any such loss or liability. Any indemnity is subject to the limitations imposed by the Jersey Companies Law.

Liquidation Rights

On a winding up, assets available for distribution are applied first in repaying members the amount paid up as to par on their shares and, if there is a surplus, distributed among members in proportion to their holdings at the commencement of the winding up.

With the sanction of a special resolution and any other sanction required by the Jersey Companies Law, Pubco may divide all or any part of its assets in specie among the members. For that purpose, the liquidator or, if there is no liquidator, the directors may value any assets, determine how any division is to be carried out as between members or classes of members and, with the same sanction, vest the whole or any part of the assets in trustees on such trusts for the benefit of the members as they determine. No member is compelled to accept assets upon which there is a liability.

Under the Jersey Companies Law, a Jersey company may be voluntarily wound up by special resolution. The Royal Court of Jersey may also wind up a company if it considers it just and equitable to do so or expedient in the public interest.

Register of Shareholders; Inspection of Books and Records

Pubco is required to keep a register of shareholders in accordance with the Jersey Companies Law. The register of shareholders and books containing the minutes of general meetings or of meetings of any class of shareholders must, during business hours, be open to inspection by a shareholder of Pubco without charge, subject to such reasonable restrictions as Pubco may impose so that not less than two hours in each business day are allowed for inspection. Other books and records are available only to the extent provided by law or authorized by the Pubco Board; shareholders have no general right to inspect accounting or other records merely by virtue of being a shareholder.

Shareholder Litigation Rights

Under Article 141 of the Jersey Companies Law, a shareholder may apply to the court for relief on the ground that the conduct of a company’s affairs, including a proposed or actual act or omission by a company, is “unfairly prejudicial” to the interests of shareholders generally or of some part of the shareholders, including at least the shareholder making the application. There may also be customary law personal actions available to shareholders. Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141), the court may make an order regulating the affairs of a company, requiring a company to refrain from doing or continuing to do an act complained of, authorizing civil proceedings, and providing for the purchase of shares by a company or by any of its other shareholders.

Amendments to Governing Documents

Amendments to the A&R Pubco Articles may only be effected by special resolution of shareholders in general meeting (being at least a two‑thirds majority) who vote in person or by proxy on the resolution at such general meeting.

Pre-emption Rights

Under the A&R Pubco Articles, no pre‑emptive rights attach to the Pubco Ordinary Shares. Accordingly, the Pubco Board may allot, issue, grant options over, or otherwise dispose of unissued shares or treasury shares without any obligation to first offer such shares to existing shareholders, in each case subject to the Jersey Companies Law.

Transfer Agent and Registrar

The transfer agent and registrar for Pubco Ordinary Shares is Continental Stock Transfer & Trust Company.

COMPARISON OF SHAREHOLDER RIGHTS

This section describes the material differences between the rights of CAEP Shareholders before the consummation of the Business Combination and the rights of holders of Pubco Ordinary Shares after the Business Combination. These differences in shareholder rights result from the differences between Jersey law and the Companies Act and the respective governing documents of CAEP and Pubco.

This section does not include a complete description of all differences among such rights, nor does it include a complete description of such rights. Furthermore, the identification of some of the differences of these rights as material is not intended to indicate that other differences that may be equally important do not exist. CAEP Shareholders are urged to carefully read the relevant provisions of Jersey law, the Companies Act, the CAEP Memorandum and Articles and the form of the A&R Pubco Articles that will be in effect as of consummation of the Business Combination. References in this section to the A&R Pubco Articles are references thereto as they will be in effect upon consummation of the Business Combination. However, the A&R Pubco Articles may be amended at any time prior to consummation of the Business Combination by mutual agreement of CAEP, Pubco and AIR or after the consummation of the Business Combination by amendment in accordance with their terms. If the A&R Pubco Articles are amended, the below summary may cease to accurately reflect them as so amended.

Rights of CAEP Shareholders	Rights of Pubco Shareholders
Authorized Capital	Authorized Capital

The authorized share capital of CAEP is USD $55,500 divided into 500,000,000 CAEP Class A Ordinary Shares, 50,000,000 CAEP Class B Ordinary Shares and 5,000,000 preference shares, par value $0.0001 per share.

Pubco will be authorized to issue Pubco Ordinary Shares and 10,000 Redeemable Deferred Shares.
Voting Rights	Voting Rights

The CAEP Memorandum and Articles provide that prior to the completion of the Business Combination, only holders of CAEP Class B Ordinary Shares, voting together as a single class, will have the right to vote on (a) the appointment and removal of directors of CAEP and (b) continuing CAEP in a jurisdiction outside the Cayman Islands (including any special resolution required to adopt new constitutional documents as a result of CAEP’s approving a transfer by way of continuation to a jurisdiction outside the Cayman Islands). Holders of CAEP Class A Ordinary Shares are not entitled to vote on these matters during such time. These provisions of the CAEP Memorandum and Articles may only be amended if approved by at least 90% of CAEP Ordinary Shares voting at a general meeting. With respect to any other matter submitted to a vote of CAEP Shareholders, including any vote in connection with its initial business combination, holders of shares of CAEP Class A Ordinary Shares and holders of shares of CAEP Class B Ordinary Shares will vote together as a single class, except as required by law. Each CAEP Ordinary Share will have one vote on all such matters.

The presence of holders of a majority of the CAEP Ordinary Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum. At all meetings of Shareholders at which a quorum is present prior to the completion of the Business Combination, the appointment and removal of directors and continuation of CAEP in a jurisdiction outside the Cayman Islands is determined by a majority of the votes cast by the holders of CAEP Class B Ordinary Shares present in person or represented by proxy at the meeting and entitled to vote thereon. Except as otherwise provided in the Companies Act, all other matters presented to the shareholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes cast by the CAEP Shareholders present in person, online or represented by proxy at the meeting and entitled to vote thereon.

The A&R Pubco Articles provide that each Pubco Ordinary Share carries one right to vote.

At any general meeting of the holders of Pubco Ordinary Shares, two or more persons present in person (including by electronic means) at the start of the meeting and having the right to attend and vote at the meeting shall form a quorum for the transaction of business at such meeting.

Subject to the Companies (Jersey) Law 1991, as amended (“Jersey Companies Law”) and any rule, regulation rule, regulation, policy, guideline, or directive of Nasdaq, and unless otherwise specified in the A&R Pubco Articles, any question properly proposed for the consideration of the shareholders at any general meeting shall be decided by the affirmative vote of a simple majority of the votes cast and entitled to vote on the matter, and in the case of an equality of votes, the chairman of such meeting shall not be entitled to a second or casting vote and the resolution shall fail.

Rights of CAEP Shareholders	Rights of Pubco Shareholders
Appraisal/Dissenters’ Rights	Appraisal/Dissenters’ Rights

Under section 238 of the Companies Act, shareholders of a Cayman Islands company ordinarily have dissenters’ rights with respect to a statutory merger or consolidation. The Companies Act prescribes when shareholder dissenters’ rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares.

There are no appraisal rights under the Jersey Companies Law.
Dividends	Dividends

Subject to the Companies Act and except as otherwise provided by the rights attached to any shares, the directors may resolve to pay dividends and other distributions on shares in issue and authorize payment of the dividends or other distributions out of the funds of the company lawfully available therefor. Prior to the consummation of the Business Combination, the directors may only resolve to pay dividends and other distributions on shares in issue if approved by consent in writing of the holders of not less than two-thirds of the issued CAEP Class B Ordinary Shares.

Subject to restrictions in the A&R Pubco Articles, under Jersey Companies Law, a Jersey company may make a distribution at any time and out of any source (other than the nominal capital account or capital redemption reserve) provided that the directors of the company who authorize the distribution make a solvency statement in the prescribed form confirming that they have formed the opinion and that immediately following the date on which the distribution is proposed and for a 12 month period thereafter the company will be able to discharge its liabilities as they fall due.

Likewise, authorizing directors must also make a statutory solvency statement in the event of redeeming or purchasing the company’s shares.

Purchase, Repurchase and Redemption of Shares	Purchase, Repurchase and Redemption of Shares

Subject to the provisions of the Companies Act, the CAEP Memorandum and Articles, any exchange rules, and to any rights conferred on the shareholders or attaching to any class of shares in the capital of CAEP, CAEP may: (i) issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of one or both of CAEP or the holder of such shares on such terms and in such manner as the CAEP Shareholders may determine before the issue of those shares; and (ii) repurchase any of its shares, in such manner and on such other terms as the CAEP Board may agree with the relevant member. Under the Companies Act, the redemption or repurchase of any share may be paid out of CAEP’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital if the CAEP can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased: (a) unless it is fully paid up to its par value; (b) if such redemption or repurchase would result in there being no shares issued and outstanding in the capital of CAEP; or (c) if CAEP has commenced liquidation.

Subject to compliance with the Jersey Companies Law, the A&R Pubco Articles allow the directors of Pubco to authorize the repurchase of Pubco Ordinary Shares. The Jersey Companies Law allows for the redemption or repurchase of shares provided that on the date on which the redemption or purchase is to be effected, there are reasonable grounds for believing that Pubco is, or after the purchase would be, able to pay its liabilities as they become due.

The Pubco Ordinary Shares are not capable of redemption though if for any reason in the future Pubco issued redeemable shares, such shares would be capable of redemption from any source. Likewise, the repurchase of any Pubco Ordinary Shares may be funded from any source.

Once repurchased, Pubco Ordinary Shares shall be cancelled or held in treasury. All rights, including rights to vote and rights to receive dividends or distributions, on Pubco Ordinary Shares held in treasury are suspended.

Issuance of Shares	Issuance of Shares

Any authorized but unissued CAEP Ordinary Shares are available for issuance by the CAEP Board; provided, however, that prior to the consummation of CAEP’s initial business combination, CAEP may not issue any additional ordinary shares of CAEP that would entitle the holders thereof to (1) receive funds from the Trust Account, or (2) vote as a class with the CAEP Class A Ordinary Shares included as part of the units sold in the CAEP IPO on the consummation of the initial business combination.

The Pubco Board has the power to issue Pubco Ordinary Shares on such terms and conditions as it may determine, including (but not limited to) in connection with employee compensation awards.

Rights of CAEP Shareholders	Rights of Pubco Shareholders
Amendments to Governing Documents	Amendments to Governing Documents

Subject to the Companies Act, CAEP may at any time and from time to time, by special resolution, alter or amend the CAEP Memorandum and Articles, in whole or in part.

Prior to the consummation of an initial business combination, Articles 29.1 (appointment and removal of directors) and 47.2 (continuation out of the Cayman Islands) of the CAEP Memorandum and Articles may only be amended by a special resolution passed by at least 90% of holders of CAEP Ordinary Shares as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been given, or by way of unanimous written resolution.

The CAEP Memorandum and Articles and the Companies Act provide that a special resolution must be (i) passed by a majority of not less than two-thirds of such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Shareholders of CAEP of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken and regard shall be had in computing a majority to the number of votes to which each such Shareholder is entitled; or (ii) approved in writing by all Shareholders entitled to vote at a general meeting of CAEP.

Amendments to the A&R Pubco Articles may only be effected by a special resolution of the holders of Pubco Ordinary Shares at a general meeting or by written special resolution, being the affirmative vote of the holders of Pubco Ordinary Shares representing not less than sixty six and two thirds per cent (66 2/3%) of the total voting rights of the Pubco shareholders who (being entitled to do so) vote in person or by proxy on the resolution at such general meeting (a “Pubco Special Resolution”).

Number of Directors	Number of Directors
The CAEP Board shall consist of not less than one person, provided that CAEP may by ordinary resolution of CAEP Shareholders increase or reduce the limits in the number of directors.

The Pubco Board shall consist of not less than directors and not more than directors as determined by the Pubco Board and approved by a resolution of the holders of Pubco Ordinary Shares representing a simple majority of the total voting rights of the Pubco shareholders, who (being entitled to do so) vote in person or by proxy on the resolution in general meeting.

Classes of Directors	Classes of Directors

The CAEP Board consists of three directors, divided into two classes, Class I and Class II. The term of the initial Class I Directors expires at the first annual general meeting of the CAEP Shareholders, and the term of the initial Class II directors expires at the second annual general meeting of CAEP Shareholders. Each class of successors to replace the class of directors whose term expires at that annual general meeting shall be appointed for a term of office to expire at the second succeeding annual general meeting after their appointment.

Pubco has a single class of directors, who are elected at the Pubco annual general meeting.
Removal of Directors	Removal of Directors

Directors may be removed by ordinary resolution of CAEP Shareholders; provided that prior to the consummation of an initial business combination, only holders of CAEP Class B Ordinary Shares will have the right to vote on the removal of directors of CAEP.

The office of a director may be vacated if: (a) the director gives notice in writing to CAEP that they resign the office of director; (b) the director is absent from three consecutive meetings of the CAEP Board without special leave of absence from the directors, and the directors pass a resolution that they have by reason of such absence vacated office; (c) the director dies, becomes bankrupt or makes any arrangement or composition with their creditors generally; (d) the director is found to be or becomes

There is no statutory right under Jersey Companies Law for shareholders to nominate, appoint or remove directors of a company. The A&R Pubco Articles provide that .

Rights of CAEP Shareholders	Rights of Pubco Shareholders

of unsound mind; or (e) all of the other directors (being not less than two in number) determine that the director should be removed as a director, either by a resolution passed by all of the other directors at a meeting of the directors duly convened and held in accordance with the CAEP Memorandum and Articles or by a resolution in writing signed by all of the other directors.

Filling of Board Vacancies	Filling of Board Vacancies

The company may by ordinary resolution appoint any person to be a director or may by ordinary resolution remove any director, provided that prior to the consummation of a Business Combination and for so long as there are CAEP Class B Ordinary Shares in issue, only the holders of the CAEP Class B Ordinary Shares shall be entitled to vote on any such ordinary resolution.

The CAEP Board may appoint any person to be a director, either to fill a vacancy or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the CAEP Memorandum and Articles as the maximum number of directors.

If a Pubco director:

(a)
is removed from office pursuant to the A&R Pubco Articles or is prohibited from being a director by operation of law;
(b)
is or becomes bankrupt, or makes any arrangement or composition with his creditors generally;
(c)
is or becomes of unsound mind or dies;
(d)
resigns his office by written notice to Pubco; or
(e)
their term of office expires,

then the Pubco Board shall be entitled by resolution to appoint a director to fill such vacancy on the Pubco Board. Newly created directorships resulting from an increase in the number of directors are elected at the relevant general meeting of Pubco.

Compensation of Directors	Compensation of Directors

The remuneration to be paid to the directors, if any, shall be such remuneration as the CAEP Board shall determine, provided that no cash remuneration shall be paid to any director by CAEP prior to the consummation of a Business Combination unless otherwise approved in writing by a majority of the holders of CAEP Class B Ordinary Shares. The directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of directors or committees of directors, or general meetings of CAEP, or separate meetings of the holders of any class of shares or debentures of CAEP, or otherwise in connection with the business of CAEP or the discharge of their duties as a director, or to receive a fixed allowance in respect thereof as may be determined by the CAEP Board, or a combination partly of one such method and partly the other.

The amount of any fees payable to Pubco directors shall be determined by Pubco resolution and shall be deemed to accrue from day to day. In addition, Pubco directors may be reimbursed for expenses properly incurred for attending meetings of the Pubco Board and/or meetings of the Pubco shareholders. Any Pubco director who serves on any committee, is appointed as agent or to perform extra services or who, at the request of the Pubco Board, goes or resides outside his home jurisdiction, makes any special journey or otherwise performs services or exertions which in the opinion of the Pubco Board are outside the scope of the ordinary duties of a director, may be paid such remuneration by way of fixed sum, commission, participation in profits or otherwise as the Pubco Board may determine in addition to or in lieu of any fee payable to him for his services as a Pubco director pursuant to the A&R Pubco Articles.

Manner of Acting by Board	Manner of Acting by Board

The quorum for the transaction of the business of the directors may be fixed by the directors, and unless so fixed shall be two if there are two or more directors, and shall be one if there is only one director. The act of a majority of the directors present at any meeting at which there is a quorum will be the act of the board.

A resolution in writing (in one or more counterparts) signed by all the directors or all the members of a committee of the directors shall be as valid and effectual as if it had been passed at a meeting of the directors, or committee of directors as the case may be, duly convened and held.

The Pubco Board may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit. Unless otherwise specified in the A&R Pubco Articles, a resolution put to the vote at a meeting of the Pubco Board shall be carried by the affirmative votes of a majority in number of those directors attending such meeting.

A written resolution of which notice has been given to all Directors or all members of a committee appointed by the Pubco Board, if signed by a majority of the Directors or of the members of such committee, shall be adopted as valid and effectual as if it had been passed at a meeting of the Pubco Board.

Where Pubco has more than one Director, the quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed at any other

Rights of CAEP Shareholders	Rights of Pubco Shareholders

number shall be two Directors. At any time that there is a sole Director, the transaction of business shall be by way of written resolution. An alternate Director shall be counted in a quorum, but so that no fewer than two individuals will constitute the quorum.

Meetings of the Board	Meetings of the Pubco Board

A director may, or other officer on the direction of a director shall, call a meeting of the directors by at least two days’ notice in writing to every director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the directors either at, before or after the meeting is held.

A Pubco director may, and the secretary of Pubco on the requisition of a Pubco director shall, at any time summon a meeting of the Pubco Board. Any Pubco director may require (by notice in writing submitted to the Pubco general counsel on not less than three (3) business days prior to the date on which notice of the meeting is issued to the Pubco directors) that there is included in the agenda for a meeting of the Pubco Board any matter of business which is appropriate for the consideration of the Pubco directors, in which case that matter shall be included in the notice of the meeting and shall be considered at the meeting of the Pubco Board in question. To summon a meeting of the directors, at least 24 hours of meeting notice must be given to each director and alternate director provided that any meeting may be convened at shorter notice and in such manner as each Director or their alternate Director shall approve, provided further that, unless otherwise resolved by the Directors, notices of Directors’ meetings need not be in writing.

Annual General Meetings	Shareholders’ Meetings

An annual meeting of CAEP Shareholders is held at such place, either within or outside the Cayman Islands, and time and on such date as shall be determined by the CAEP Board and stated in the notice of the meeting. At each annual meeting, the shareholders entitled to vote on such matters shall vote on appointment of directors whose term expires at that general meeting and may transact any other business as may properly be brought before the meeting.

Jersey Companies Law requires that Pubco shall have an annual general meeting once every calendar year (within a period of not more than 18 months after the last preceding annual general meeting).

The Directors may whenever they think fit, and upon a requisition made in writing by Public Shareholders in accordance with the Jersey Companies Law the Directors shall, convene a general meeting of Pubco. At least fourteen Clear Days' notice shall be given of every general meeting including without limitation any general meeting called for the passing of a Special Resolution.

At any general meeting called pursuant to a requisition, unless such meeting is called by the Directors, only that business stated in the requisition as the objects of the meeting shall be transacted.

A general meeting may be held by such electronic means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and electronic participation in such a meeting shall constitute presence in person at such meeting.

The quorum necessary for transacting business at Pubco general meetings is the presence in person (including by electronic means) of at least two Public Shareholders, provided that, if at any time all of the issued shares in Pubco are held by one Public Shareholder, such quorum shall consist of the Public Shareholder present in person.

Extraordinary General Meetings	Special General Meetings

Extraordinary general meetings of CAEP Shareholders’, for any purpose or purposes, may be called only by the Chairman of the CAEP Board, CAEP’s Chief Executive Officer, or the CAEP Board pursuant to a resolution adopted by a majority of the CAEP Board, and may not be called by any other person. For the avoidance of doubt, holders of CAEP Ordinary Shares shall not

Under the A&R Pubco Articles, shareholder meetings other than the annual general meeting are classed as Special General Meetings. The Pubco CEO or the Pubco Board may convene a special general meeting of the holders of Pubco Ordinary Shares whenever in their judgment such a meeting is necessary.

Rights of CAEP Shareholders	Rights of Pubco Shareholders

have the ability to call general meetings. Extraordinary general meetings of Shareholders shall be held at such place, either within or outside the Cayman Islands, and at such time and on such date as shall be determined by the board and stated in CAEP’s notice of the meeting.

Under the A&R Pubco Articles, holders of Pubco Ordinary Shares representing at least ten percent (10%) of the issued Pubco Ordinary Shares may requisition the Pubco Board to convene a Special General Meeting in accordance with the Jersey Companies Law. Each special general meeting shall, subject to the Jersey Companies Law and the A&R Pubco Articles, be held at such time and place as the CEO or the Pubco Board shall appoint.]

Convocation Requirements for a Shareholders’ Meeting	Convocation Requirements for a Shareholders’ Meeting

At least five (5) clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by CAEP, provided that a general meeting of CAEP shall, whether or not the notice specified in the CAEP Memorandum and Articles has been given and whether or not the provisions of the CAEP Memorandum and Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed: (a) in the case of an annual general meeting, by all of the shareholders entitled to attend and vote at the meeting; and (b) in the case of an extraordinary general meeting, by a majority in number of the shareholders having a right to attend and vote at the meeting, together holding not less than 95% in par value of the shares giving that right.

The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

At least 14 clear days’ notice of a general meeting of the holders of Pubco Ordinary Shares (other than an adjourned meeting where adjournment was fewer than thirty days) shall be given to each holder of Pubco Ordinary Shares entitled to attend and vote thereat, stating the date and time at which the meeting is to be held, and stating (so far as is possible) the business to be conducted at such meeting.

Notice of meetings of the holders of Pubco Ordinary Shares shall be in writing delivered by mail or courier to the address of the Pubco Ordinary Shares detailed on the Pubco register of members, or in any manner agreed in advance by any such member, and any notice so posted shall be deemed to be served one Clear Day after the day it was posted.

The Pubco Board may postpone or cancel any general meeting called in accordance with the A&R Pubco Articles (other than a meeting requisitioned under the A&R Pubco Articles) provided that notice of postponement or cancellation is given to each shareholder before the time for such meeting. Fresh notice of the date, time and place for a postponed meeting shall be given to the shareholders in accordance with the A&R Pubco Articles.

Quorum and Actions	Quorum and Actions

The holders of a majority of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum. If a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the CAEP Shareholder present shall be a quorum.

The quorum necessary for transacting business at a meeting of the holders of Pubco Ordinary Shares is the presence in person (including by electronic means) of at least two shareholders, provided that not less than two individuals will constitute the quorum, and provided that, if at any time, all of the issued shares in Pubco are held by one shareholder, such quorum shall consist of the shareholders present in person.

If within half an hour from the time appointed for the meeting a quorum is not present, or if during the meeting a quorum ceases to be present, then, in the case of a meeting convened on a requisition, the meeting shall be deemed dissolved and, in any other case, the meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the directors may determine. If the meeting shall be adjourned for fewer than 30 days, it shall not be necessary to give notice of the adjourned meeting.

Shareholder Action Without Meeting	Written Resolutions of Pubco Shareholders

The CAEP Memorandum and Articles provide that a resolution (including a special resolution) in writing (in one or more counterparts) signed by or on behalf of all of the CAEP Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorized representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of CAEP duly convened and held.

Article 95 of the Jersey Companies Law provides that subject to the memorandum and articles of association of a company, anything which may be done by resolution of a company in general meeting may be done by resolution in writing. The A&R Pubco Articles provide that shareholders may pass resolutions in writing in accordance with Jersey law, and any such written resolution is as valid as if passed at a duly convened general meeting.

Rights of CAEP Shareholders	Rights of Pubco Shareholders
Indemnification of Directors and Officers and Limitation of Liability	Indemnification of Directors and Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against fraud or the consequences of committing a crime.

The CAEP Memorandum and Articles provide that every director and officer (which for the avoidance of doubt, shall not include auditors of CAEP), together with every former director and former officer (each an “Indemnified Person”) shall be indemnified out of the assets of CAEP against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, willful neglect or willful default. No Indemnified Person shall be liable to CAEP for any loss or damage incurred by CAEP as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful neglect or willful default of such Indemnified Person. No person shall be found to have committed actual fraud, willful neglect or willful default unless or until a court of competent jurisdiction shall have made a finding to that effect.

The Jersey Companies Law does not contain any provision permitting Jersey companies to limit the liabilities of directors for breach of fiduciary duty.

However, a Jersey company may exempt from liability, and indemnify directors and officers, for liabilities:

o incurred in defending any civil or criminal legal proceedings where:

o judgment is given in the person’s favor or the person is acquitted;

o the proceedings are discontinued other than by reason of such person (or someone on their behalf) giving some benefit or suffering some detriment; or

o the proceedings are settled on terms that such person (or someone on their behalf) gives some benefit or suffers some detriment but in the opinion of a majority of the disinterested directors, the person was substantially successful on the merits in the person’s resistance to the proceedings;

o incurred to anyone other than to the company if the person acted in good faith with a view to the best interests of the company;

o incurred in connection with an application made to the court for relief from liability for negligence, default, breach of duty or breach of trust under Article 212 of the Jersey Companies Law in which relief is granted to the person by the court; or

o incurred in a case in which the company normally maintains insurance for persons other than directors.

Dissolution/Liquidation	Liquidation

The CAEP Memorandum and Articles provide that it will have only 24 months from the consummation of the CAEP IPO to complete its business combination. If it has not completed its business combination within such time period or during any extended period as may be approved by the shareholders of CAEP by way of special resolution, it will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the CAEP Class A Ordinary Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to CAEP (less taxes payable), divided by the number of then CAEP Class A Ordinary Shares in issue, which redemption will completely extinguish public CAEP Shareholder rights as CAEP Shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of CAEP’s remaining shareholders and its board of directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Under Jersey Companies Law, a Jersey company may be voluntarily dissolved, liquidated or wound up by a special resolution of the shareholders. In addition, a company may be wound up by the courts of Jersey if the court is of the opinion that it is just and equitable to do so or that it is expedient in the public interest to do so.

Alternatively, a creditor with a claim against a Jersey company of not less than £3,000 may apply to the Royal Court of Jersey for the property of that company to be declared en désastre (being the Jersey law equivalent of a declaration of bankruptcy). Such an application may also be made by the Jersey company itself without having to obtain any shareholder approval.

Rights of Inspection	Rights of Inspection
CAEP Board shall determine whether and to what extent and at what times and places and under what conditions or	The register of shareholders and books containing the minutes of general meetings or of meetings of any class of

Rights of CAEP Shareholders	Rights of Pubco Shareholders

regulations the accounts and books of CAEP or any of them shall be open to the inspection of members not being directors and no member (not being a director) shall have any right of inspecting any account or book or document of CAEP except as conferred by the Companies Act or authorized by CAEP Board or by CAEP in general meeting.

shareholders of a Jersey company must during business hours be open to the inspection of a shareholder of the company without charge.

The register of directors and secretaries must during business hours (subject to such reasonable restrictions as the company may by its articles of association or in general meeting impose, but so that not less than two hours in each business day be allowed for inspection) be open to the inspection of a shareholder or director of the company without charge.

Derivative Shareholder Suits	Derivative Shareholder Suits

Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In principle, CAEP will normally be the proper plaintiff in any claim based on a breach of duty owed to it, and a claim against (for example) CAEP’s officers or directors usually may not be brought by a shareholder. However, based on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

• a company is acting, or is proposing to act, illegally or beyond the scope of its authority;

• the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

• those who control CAEP are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against CAEP where the individual rights of that shareholder have been infringed or are about to be infringed.

Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the ground that the conduct of a company’s affairs, including a proposed or actual act or omission by a company, is “unfairly prejudicial” to the interests of shareholders generally or of some part of shareholders, including at least the shareholder making the application.

There may also be customary law personal actions available to shareholders. Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating the affairs of a company, requiring a company to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by a company or by any of its other shareholders.

Conflict of Interest Transactions	Conflicts of Interest

As a matter of Cayman Islands law, a director is in a fiduciary relationship to the company. Fiduciary duties may be described as being those of loyalty, honesty and good faith owed to the company. One of these duties is that directors must not place themselves in a position in which there is a conflict between their duty to the company and their personal interests. The Cayman Islands law allows this duty to be varied by the memorandum and articles. CAEP Memorandum and Articles allow a director to hold other paid roles with CAEP, provide professional services for remuneration, and hold offices or interests in other companies connected with CAEP without being accountable to CAEP for benefits received from those roles. A director is at liberty to vote in respect of any contract or transaction in which they are interested provided that the nature of the interest of any director in any such contract or transaction is disclosed by them at or prior to its consideration and any vote thereon.

An interested director must disclose to the company the nature and extent of any interest in a transaction with the company, or one of its subsidiaries, which to a material extent conflicts or may conflict with the interests of the company and of which the director is aware.

Failure to disclose an interest entitles the company or a shareholder to apply to the court for an order setting aside the transaction concerned and directing that the director account to the company for any profit.

A transaction is not voidable and a director is not accountable notwithstanding a failure to disclose an interest if the transaction is confirmed by special resolution of shareholders and the nature and extent of the director’s interest in the transaction are disclosed in reasonable detail in the notice calling the meeting at which the resolution is passed.

Although it may still order that a director account for any profit, a court will not set aside a transaction unless it is satisfied that the interests of third parties who have acted in good faith would not thereby be unfairly prejudiced and the transaction was not reasonable and fair in the interests of the company at the time it was entered into.

The A&R Pubco Articles provide that .

Listing	Listing

Rights of CAEP Shareholders	Rights of Pubco Shareholders
Following consummation of the Business Combination, the CAEP Class A Ordinary Shares will be delisted from Nasdaq and CAEP will be deregistered under the Exchange Act.	Pubco Ordinary Shares are expected to trade on Nasdaq.
Anti-Takeover Provisions	Anti-Takeover Provisions

CAEP Memorandum and Articles provide that the board of directors is classified into two classes of directors. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual general meetings. CAEP’s authorized but unissued ordinary shares and preference shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved ordinary shares and preference shares could render more difficult or discourage an attempt to obtain control of CAEP by means of a proxy contest, tender offer, merger or otherwise.

Jersey law prescribes no specific anti-takeover provisions. The A&R Pubco Articles provide .

BENEFICIAL OWNERSHIP OF SECURITIES

Pre-Business Combination Beneficial Ownership Table of CAEP

The following table sets forth information regarding the beneficial ownership of CAEP Ordinary Shares as of November 30, 2025, based on information obtained from the persons named below, with respect to the beneficial ownership of CAEP Ordinary Shares, by:

•
each person known by CAEP to be the beneficial owner of more than 5% of outstanding CAEP Ordinary Shares;
•
each of CAEP’s executive officers and directors that beneficially owns CAEP Ordinary Shares; and
•
all of CAEP’s executive officers and directors as a group.

In the table below, percentage ownership is based on 35,080,000 CAEP Ordinary Shares, consisting of (i) 28,180,000 CAEP Class A Ordinary Shares and (ii) 6,900,000 CAEP Class B Ordinary Shares, issued and outstanding as of November 30, 2025. On all matters to be voted upon, except for the election of directors of the CAEP Board or continuing CAEP outside of the Cayman Islands, holders of the CAEP Class A Ordinary Shares and CAEP Class B Ordinary Shares vote together as a single class, unless otherwise required by applicable law. Currently, all of the CAEP Class B Ordinary Shares are convertible into CAEP Class A Ordinary Shares on a one-for-one basis.

	CAEP Class A Ordinary Shares		CAEP Class B Ordinary Shares		Approximate Percentage of Outstanding CAEP Ordinary Shares
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class
Directors and Officers(1)
Brandon G. Lutnick(2)	580,000	2.1%	6,900,000	100%	21.3%
Jane Novak	—	—	—	—	—
Danny Salinas	—	—	—	—	—
Robert Hochberg	—	—	—	—	—
All officers and directors as a group (4 individuals)	580,000	2.1%	6,900,000	100%	21.3%
Other 5% Shareholders
Cantor EP Holdings III, LLC(2)	580,000	2.1%	6,900,000	100%	21.3%
Harraden Circle Investments, LLC(3)	1,873,143	6.6%	—	—	5.3%

(1)
Unless otherwise noted, the business address of each of the following entities or individuals is c/o Cantor Equity Partners III, Inc., 110 East 59th Street, New York, NY 10022.
(2)
Cantor is the sole member of the Sponsor; CFGM is the managing general partner of Cantor; and Brandon G. Lutnick is the controlling trustee of the trusts owning all of the voting shares of CFGM and the Chairman and Chief Executive Officer of CFGM and Cantor. As of the date hereof, each of Cantor, CFGM and Brandon G. Lutnick may be deemed to have beneficial ownership of the CAEP Ordinary Shares held directly by the Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The principal business address of the Sponsor is 110 East 59th Street, New York, NY 10022.
(3)
Harraden Circle Investors GP, LP (“Harraden GP”) is the general partner to Harraden Circle Investors, LP (“Harraden Fund”), Harraden Circle Special Opportunities, LP ("Harraden Special Op Fund"), Harraden Circle Strategic Investments, LP ("Harraden Strategic Fund"), and Harraden Circle Concentrated, LP ("Harraden Concentrated Fund"), and Harraden Circle Investors GP, LLC ("Harraden LLC") is the general partner of Harraden GP. Harraden Circle Investments, LLC ("Harraden Adviser") serves as investment manager to Harraden Fund, Harraden Special Op Fund, Harraden Strategic Fund, Harraden Concentrated Fund, and other high net worth individuals. Frederick V. Fortmiller, Jr. is the managing member of each of Harraden LLC and Harraden Adviser. The principal business address is 299 Park Avenue, 21st Floor, New York, NY 10171.

Post-Business Combination Beneficial Ownership Table of Pubco

The following table sets forth information regarding the expected beneficial ownership of Pubco Ordinary Shares (i) as of the date of this proxy statement/prospectus and (ii) immediately following the consummation of the Business Combination by:

•
each person who is expected to beneficially own 5.0% or more of the issued and outstanding Pubco Ordinary Shares;
•
each person who is currently an executive officer or director of Pubco and who will be an executive officer or director of Pubco following the consummation of the Business Combination; and
•
all of those executive officers and directors of Pubco as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The total number of Pubco Ordinary Shares expected to be issued and outstanding after the consummation of the Business Combination will be (i) assuming a No Redemptions Scenario and that no CAEP Shareholder and no Pubco shareholder exercises its dissenters’ rights, and (ii) assuming a 100% Redemptions Scenario, . If the actual facts differ from these assumptions, these amounts will differ.

	Ordinary Shares Beneficially Owned as of the date of this proxy statement/prospectus			Pubco Ordinary Shares Beneficially Owned Immediately After the Closing
				No Redemptions Scenario		100% Redemptions Scenario
	Pre-closing Ordinary Share equivalents	% of total Ordinary Shares	% of voting power	Pubco Ordinary Shares	% of voting power	Pubco Ordinary Shares	% of voting power
Directors and Executive Officers*:
Stuart Brazier
Bassem Lotfy
Ronan Barry
Shane George
Tamir Saeed
Manuel Stotz
All Directors and Executive Officers as a Group ( )
5.0% Shareholders:

* Unless otherwise indicated, the business address of each director and executive officer is Festival Office Tower, Dubai Festival City, 7th Floor, Dubai, United Arab Emirates.

CERTAIN TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations

The following description addresses the U.S. federal income tax considerations generally applicable to (i) U.S. Holders and Non-U.S. Holders (each as defined below) that elect to have their Public Shares redeemed for cash if the Business Combination is completed, (ii) U.S. Holders and Non-U.S. Holders that participate in the Cayman Merger and (iii) U.S. Holders and Non-U.S. Holders of owning and disposing of Pubco Ordinary Shares after the Business Combination. This discussion is based on provisions of the Code, its legislative history, final, temporary and proposed treasury regulations promulgated thereunder (“Treasury Regulations”), published rulings and court decisions, all as currently in effect and all of which are subject to differing interpretations or change, possibly with retroactive effect.

For purposes of this description, a “U.S. Holder” means a beneficial owner of Public Shares or Pubco Ordinary Shares that is for U.S. federal income tax purposes:

•
an individual citizen or resident of the U.S.;
•
a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the U.S., any state thereof or the District of Columbia;
•
an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” means a beneficial owner of Public Shares, or Pubco Ordinary Shares that is not a U.S. Holder, but generally does not include an individual who is present in the U.S. for 183 days or more in the taxable year of disposition. A holder that is such an individual should consult its tax advisor regarding the U.S. federal income tax consequences.

This description does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this description considers only holders that hold Public Shares or Pubco Ordinary Shares as capital assets within the meaning of Section 1221 of the Code. This description does not address the alternative minimum tax, the Medicare tax on net investment income, or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•
financial institutions or financial services entities;
•
broker-dealers;
•
persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;
•
tax-exempt entities;
•
governments or agencies or instrumentalities thereof;
•
insurance companies;
•
regulated investment companies;
•
real estate investment trusts;
•
specified expatriates or former long-term residents of the U.S.;
•
persons that hold Public Shares as part of a straddle, constructive sale, hedging, redemption or other integrated transaction;
•
persons whose functional currency is not the U.S. dollar;
•
controlled foreign corporations;
•
passive foreign investment companies;
•
partnerships (or other entities classified as partnership for U.S. federal income tax purposes) or partners in such partnerships or entities classified for U.S. federal income tax purposes as a “disregarded entity”;
•
persons required to accelerate the recognition of any item of gross income with respect to Public Shares as a result of such income being recognized on an applicable financial statement;
•
persons who actually or constructively own 5% or more of the Public Shares by vote or value (except as specifically provided below); or
•
the Sponsor or its Affiliates.

This description does not address any tax laws other than the U.S. federal income tax law, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as described herein, any tax reporting obligations of a holder of Public Shares or Pubco Ordinary Shares. Additionally, this description does not address the tax treatment of partnerships or other pass-through entities or entities classified for U.S. federal income tax purposes as a “disregarded entity” or persons who hold Public Shares or Pubco Ordinary Shares through such entities. If a partnership (or other entity classified as a partnership or treated as a disregarded entity for U.S. federal income tax purposes) is the beneficial owner of Public Shares, the U.S. federal income tax treatment of a partner in the partnership or owner of the disregarded entity will generally depend on the status of the partner or owner and the activities of the partnership or disregarded entity. This description also assumes that any distribution made (or deemed made) on Public Shares or Pubco Ordinary Shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of Public Shares or Pubco Ordinary Shares is made in U.S. dollars.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF PUBLIC SHARES OR PUBCO ORDINARY SHARES MAY BE AFFECTED BY MATTERS NOT DESCRIBED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. CAEP URGES BENEFICIAL OWNERS OF PUBLIC SHARES WHO CHOOSE TO EXERCISE THEIR REDEMPTION RIGHTS OR WHO CHOOSE TO PARTICIPATE IN THE CAYMAN MERGER TO CONSULT THEIR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE CAYMAN MERGER AND OWNING AND DISPOSING OF PUBLIC SHARES AS A RESULT OF ITS PARTICULAR CIRCUMSTANCES, INCLUDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.

U.S. Holders

Tax Consequences of the Cayman Merger and the Jersey Merger to U.S. Holders

In the opinion of DLA Piper (US), counsel to CAEP, the Cayman Merger, taken together with other relevant Transactions (including the Jersey Merger, collectively, with the Cayman Merger, the “Transactions”) should qualify as exchanges described in Section 351 of the Code for U.S. federal income tax purposes, subject to the assumptions, qualifications and limitations described herein and in the opinion to be included as Exhibit 8.1 hereto. In rendering this opinions, counsel may require and rely upon assumptions, representations, warranties and covenants provided by CAEP, AIR, Pubco, Jersey Merger Sub, and Cayman Merger Sub, including those contained in the Business Combination Agreement and in representation letters to be provided by the parties to counsel. If any of the assumptions, representations, warranties or covenants upon which the opinion is based is inconsistent with the actual facts, the conclusions reached in the opinion could be adversely affected. The opinion will not be binding on the IRS or the courts. Neither Pubco nor CAEP has requested, and neither intends to request, any ruling from the IRS as to the U.S. federal tax consequences of the Cayman Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. It should also be noted that although counsel to CAEP expects to deliver the opinion, the delivery of the opinion is not a condition to the closing of the Cayman Merger. Accordingly, each CAEP Shareholder should consult its own tax advisor with respect to the particular tax consequences of the Cayman Merger, including the consequences if the IRS successfully challenged the qualification of the Transactions as exchanges described in Section 351 of the Code.

U.S. Holders exchanging Public Shares for Pubco Ordinary Shares

Subject to the discussion below in the sections entitled “— Effects of PFIC Rules on U.S. Holders,” and “— Effects of Section 367 to U.S. Holders,” a U.S. Holder will not recognize gain or loss upon the exchange of its Public Shares solely for Pubco Ordinary Shares pursuant to the Cayman Merger. A U.S. Holder’s aggregate tax basis in the Pubco Ordinary Shares received in connection with the Cayman Merger will generally be the same as its aggregate tax basis in the of Public Shares surrendered in the transaction. In addition, the holding period of Pubco Ordinary Shares received in the Cayman Merger will generally include the holding period of Public Shares surrendered in the Cayman Merger. U.S. Holders of Public Shares are urged to consult their tax advisors regarding the proper U.S. federal income tax treatment of the Cayman Merger.

Effects of PFIC Rules on U.S. Holders

Even if the Cayman Merger and the Jersey Merger, taken together, qualify as a transaction described in Section 351 of the Code, Section 1291(f) of the Code requires that, to the extent provided in regulations, a U.S. person that disposes of stock of a PFIC must recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are in effect under Section 1291(f). Proposed Treasury Regulations under Section 1291(f) were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, those regulations would require (i) taxable gain recognition by a U.S. Holder with respect to its exchange of Public Shares for Pubco Ordinary Shares in the Cayman Merger if CAEP were classified as a PFIC at any time during such U.S. Holder’s holding period in the Public Shares. Any such gain would be treated as an “excess distribution” made during the year of the respective Cayman Merger or Jersey Merger, and subject to the special tax and interest charge rules described below under “Definition and General Taxation of a PFIC.” It is difficult to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted and how any such

Treasury Regulations would apply. Therefore, U.S. Holders that have not made a timely QEF election (or a QEF election along with a purging election) or a MTM election (each as defined and described below) may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Cayman Merger with respect to their Public Shares in the manner set forth below. The proposed Treasury Regulations under Section 1291(f) would not apply to an Electing Shareholder (as defined below) with respect to its Public Shares for which a timely QEF election, QEF election with a purging election, or MTM election is made.

Definition and General Taxation of a PFIC

A non-U.S. corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it owns or is considered to own at least 25% of the shares by value, is passive income (the “gross income test”) or (b) at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it owns or is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income (the “asset test”). Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually. Based upon the composition of its income and assets, CAEP believes that it would likely be considered a PFIC for its current taxable year.

If CAEP is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder and the U.S. Holder did not make either (a) a timely “qualified election fund” (“QEF”) election for CAEP’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Public Shares, (b) a QEF election along with a “purging election,” or (c) a “mark-to-market” (“MTM”) election, all of which are described further below, such U.S. Holder will generally be subject to special rules with respect to any gain recognized by the U.S. Holder on the sale or other disposition of its Public Shares and any “excess distribution” made to the U.S. Holder. Excess distributions are generally any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Public Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Public Shares.

Under these rules, the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Public Shares. The amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of CAEP’s first taxable year in which it qualified as a PFIC, will be taxed as ordinary income. The amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder. The interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if CAEP is determined to be a PFIC, a U.S. Holder may avoid the tax consequences described above with respect to its Public Shares by making a timely QEF election, a QEF election along with a purging election, or an MTM election, all as described below.

Impact of PFIC Rules on Certain U.S. Holders

The impact of the PFIC rules on a U.S. Holder will depend on whether the U.S. Holder has made a timely and effective election to treat CAEP as a QEF, under Section 1295 of the Code, for CAEP’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Public Shares, the U.S. Holder made a QEF election along with a “purging election,” or if the U.S. Holder made an MTM election, all as described below. A U.S. Holder of a PFIC that made either a timely and effective QEF election, a QEF election along with a purging election, or an MTM election is hereinafter referred to as an “Electing Shareholder.”

A U.S. Holder’s ability to make a QEF election with respect to its Public Shares is contingent upon, among other things, the provision by CAEP of certain information that would enable the U.S. Holder to make and maintain a QEF election. In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from us. If we determine we are a PFIC for any taxable year, upon written request, we will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable a U.S. Holder to make and maintain a QEF election. There is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

As indicated above, if a U.S. Holder has not made a timely and effective QEF election with respect to CAEP’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Public Shares, such U.S. Holder generally may nonetheless qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its Public Shares for their fair market value on the “qualification date.” The qualification date is the first day of CAEP’s tax year in which CAEP qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held Public Shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its Public Shares by the amount of the gain recognized and will also have a new holding period in the Public Shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable shares, the U.S. Holder may make an MTM election with respect to such shares for such taxable year. If the U.S. Holder makes a valid MTM election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Public Shares and for which CAEP is determined to be a PFIC, such holder will not be subject to the PFIC rules described above in respect of its Public Shares. Instead, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Public Shares at the end of its taxable year over the adjusted basis in its Public Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Public Shares over the fair market value of its Public Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Public Shares will be adjusted to reflect any such income or loss amounts and any further gain recognized on a sale or other taxable disposition of the Public Shares will be treated as ordinary income. The MTM election is available only for shares that are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisers regarding the availability and tax consequences of an MTM election in respect to Public Shares under their particular circumstances.

The rules dealing with PFICs and with the timely QEF election, the QEF election with a purging election, and the MTM election are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder should consult its own tax advisor concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.

THE RULES DEALING WITH PFICS IN THE CONTEXT OF THE CAYMAN MERGER ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS. ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE CONSEQUENCES TO THEM OF THE PFIC RULES, AND WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Effects of Section 367 to U.S. Holders

Section 367(a) of the Code and the Treasury Regulations promulgated thereunder, in certain circumstances described below, impose additional requirements for a U.S. Holder to qualify for tax-deferred treatment under Section 351 of the Code with respect to the exchange of Public Shares for Pubco Ordinary Shares. Specifically, a U.S. Holder that is a “five-percent transferee shareholder” with respect to Pubco immediately after the transfer may be required to enter into a gain recognition agreement with respect to the exchange of its Public Shares in order to obtain non-recognition treatment in the Cayman Merger.

In general, a “five-percent transferee shareholder” is a U.S. Holder who holds Pubco ordinary Shares and will own directly, indirectly or constructively through attribution rules, at least five percent of either the total voting power or total value of Pubco stock immediately after the Business Combination. The attribution rules for determining ownership are complex, and neither AIR, CAEP, nor Pubco can offer any assurance that a U.S. Holder will not be a five-percent transferee shareholder based on its particular facts and circumstances.

U.S. Holders of Holdco ordinary shares are strongly urged to consult their tax advisors concerning the application of these rules to the Business Combination under their particular circumstances, including whether the U.S. Holder will be a five-percent transferee shareholder and the possibility of entering into a gain recognition agreement under applicable Treasury Regulations.

All U.S. Holders are urged to consult their tax advisors with respect to the effect of Section 367 of the Code to their particular circumstances.

Tax Consequences for U.S. Holders of Owning and Disposing of Pubco Ordinary Shares

Distributions on Pubco Ordinary Shares

Subject to the PFIC rules discussed above “— Impact of PFIC Rules on Certain U.S. Holders,” the gross amount of any distribution on Pubco Ordinary Shares that is made out of Pubco’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any such dividends paid to corporate U.S. Holders generally will not qualify for the dividends received deduction that may otherwise be allowed under the Code.

Dividends received by non-corporate U.S. Holders, including individuals, from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that shares listed on Nasdaq (on which Pubco intends to apply to list the Pubco Ordinary Shares) will be considered readily tradable on an established securities market in the U.S. Even if the Pubco Ordinary Shares are listed on NASDAQ, there can be no assurance that the Pubco Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of Pubco’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Finally, Pubco will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See the discussion above under “— Definition and General Taxation of a PFIC.”

The amount of any dividend paid in foreign currency will be the U.S. dollar value of the foreign currency distributed by Pubco, calculated by reference to the exchange rate in effect on the date the dividend is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if the foreign currency is converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date such U.S. Holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss. That currency exchange income or loss (if any) generally will be income or loss from U.S. sources for foreign tax credit limitation purposes.

To the extent that the amount of any distribution made by Pubco on the Pubco Ordinary Shares exceeds Pubco’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the U.S. Holder’s Pubco Ordinary Shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “— Gain on Disposition of Pubco Ordinary Shares.” However, Pubco may not calculate earnings and profits in accordance with U.S. federal income tax principles. In such event, a U.S. Holder should expect to generally treat distributions Pubco makes as dividends.

Gain on Disposition of Pubco Ordinary Shares

Subject to the discussion above under “— Definition and General Taxation of a PFIC.,” a U.S. Holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of Pubco Ordinary Shares in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such Pubco Ordinary Shares. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Pubco Ordinary Shares will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in the Pubco Ordinary Shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of Pubco Ordinary Shares will generally be treated as U.S. source gain or loss.

Tax Consequences to U.S. Holders That Elect to Have Their Public Shares Redeemed for Cash

This section is addressed to U.S. Holders that elect to have their Public Shares redeemed for cash in accordance with the terms of the CAEP Memorandum and Articles, the Business Combination Agreement, and applicable Cayman Islands law. This section is subject in its entirety to the description of the PFIC rules as discussed above under the sections entitled “— Effects of PFIC Rules on U.S. Holders” and “ — Impact of PFIC Rules on Certain U.S. Holders,” as well as Section 367 considerations as discussed above under the section entitled “— Effects of Section 367 to U.S. Holders.” For purposes of this description, a “Redeeming U.S. Holder” is a U.S. Holder that so redeems its Public Shares into cash.

Except as described in the following paragraph and as described in the PFIC rules above, a Redeeming U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount of cash received on the redemption and such shareholder’s adjusted basis in the Public Shares exchanged if the redemption completely terminates the Redeeming U.S. Holder’s interest in CAEP (taking into account certain constructive ownership rules). A U.S. Holder’s adjusted tax basis in its Public Shares will generally be equal to the cost of such Public Shares. A U.S. Holder who purchased Public Shares in the CAEP IPO will generally have a tax basis in the Public Shares equal to their purchase price of the Public Shares. This gain or loss will be long-term capital gain or loss if the holding period of such Public Shares is more than one year at the time of the redemption. It is possible that because of the redemption rights associated with the Public Shares, the holding period of such shares may not be considered to begin until the date of such redemption (and thus it is possible that long-term capital gain or loss treatment may not apply). The deductibility of capital losses is subject to limitations. CAEP Shareholders who hold different blocks of Public Shares (generally, Public Shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Cash received upon redemption that does not completely terminate the Redeeming U.S. Holder’s interest will still give rise to capital gain or loss, if the redemption is either (i) “substantially disproportionate” or (ii) “not essentially equivalent to a dividend.” In determining whether the redemption is substantially disproportionate or not essentially equivalent to a dividend with respect to a Redeeming U.S. Holder, that Redeeming U.S. Holder is deemed to own not only Public Shares actually owned, but also, in some cases, Public Shares in respect of which such holder holds an option to acquire any Public Shares owned by certain family members, certain estates and trusts of which the Redeeming U.S. Holder is a beneficiary and certain corporations and partnerships.

Generally, the redemption will be “substantially disproportionate” with respect to the Redeeming U.S. Holder if (i) the Redeeming U.S. Holder’s percentage ownership (including constructive ownership) of the outstanding voting shares (including all classes that carry voting rights) of CAEP is reduced immediately after the redemption to less than 80% of the Redeeming U.S. Holder’s percentage ownership (including constructive ownership) in such shares immediately before the redemption; and (ii) the Redeeming U.S. Holder owns (including constructive ownership), immediately after the redemption, less than 50% of the total combined voting power of all classes of shares of CAEP entitled to vote. Whether the redemption will be considered “not essentially equivalent to a dividend” with respect to a Redeeming U.S. Holder will depend upon the particular circumstances of that U.S. Holder. At a minimum, however, the redemption must result in a meaningful reduction in the Redeeming U.S. Holder’s actual or constructive percentage ownership of CAEP. If the shareholder’s relative interest in the corporation is minimal and the shareholder does not have meaningful control over the corporation, and taking into account the effect of redemptions by other Public Shareholders, its percentage ownership (including constructive ownership) is reduced as a result of the redemptions, such U.S. Holder would generally be regarded as having a meaningful reduction in its interest. For example, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences to it of any redemption of its Public Shares.

If none of the tests described above applies and subject to the PFIC rules described above, the consideration paid to the Redeeming U.S. Holder will be treated as dividend income for U.S. federal income tax purposes to the extent of CAEP’s current or accumulated earnings and profits. Any distribution in excess of earnings and profits will reduce the Redeeming U.S. Holder’s basis in the Public Shares (but not below zero) and any remaining excess will be treated as gain realized on the sale or other disposition of the Public Shares. U.S. Holders considering exercising their redemption rights should consult their own tax advisors as to whether the redemption will be treated as a sale or as a distribution under the Code.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR PUBLIC SHARES PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.

Non-U.S. Holders

This section applies to Non-U.S. Holders that are beneficial owners (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) of Public Shares, AIR Ordinary Shares, or Pubco Ordinary Shares who or that is not a U.S. Holder.

Tax Consequences of the Cayman Merger to Non-U.S. Holders

We do not expect the Cayman Merger to result in any U.S. federal income tax consequences to Non-U.S. Holders.

Tax Consequences for Non-U.S. Holders of Owning and Disposing of Pubco Ordinary Shares

The following brief discussion is a summary of material U.S. federal income tax consequences of the ownership and disposition of Pubco Ordinary Shares to U.S. Holders who receive such Pubco Ordinary Shares pursuant to the Business Combination.

Distributions on Pubco Ordinary Shares

Distributions of cash or property to a Non-U.S. Holder in respect of Pubco Ordinary Shares received in the Cayman Merger is not expected to result in any U.S. federal income tax consequences to Non-U.S. Holders.

Gain on Disposition of Pubco Ordinary Shares

Any gain realized by a Non-U.S. Holder on the taxable disposition of Pubco Ordinary Shares will generally not be subject to U.S. federal income tax unless:

•
the gain is effectively connected with a trade or business of the Non-U.S. Holder in the U.S. (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the Non-U.S. Holder);

•
the Non-U.S. Holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

An individual Non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the U.S., provided that the individual has timely filed U.S. federal income tax returns with respect to such losses. If a Non-U.S. Holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a U.S. person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

Tax Consequences to Non-U.S. Holders That Elect to Have Their Public Shares Redeemed for Cash

This section is addressed to Non-U.S. Holders that elect to have their Public Shares redeemed for cash in accordance with the terms of the CAEP Memorandum and Articles, the Business Combination Agreement, and applicable Cayman Islands law. For purposes of this description, a “Redeeming Non-U.S. Holder” is a Non-U.S. Holder that so redeems its Public Shares.

Except as otherwise described in this section, a Redeeming Non-U.S. Holder who elects to have its Public Shares redeemed for cash will generally be treated in the same manner as a Redeeming U.S. Holder for U.S. federal income tax purposes. See the description above under “— U.S. Holders — Tax Consequences to U.S. Holders That Elect to Have Their Public Shares Redeemed for Cash.”

A Redeeming Non-U.S. Holder will not be subject to U.S. federal income tax on any gain recognized as a result of the exchange unless:

•
such Redeeming Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more during the taxable year in which the redemption takes place and certain other conditions are met; or
•
such Redeeming Non-U.S. Holder is engaged in a trade or business within the U.S. and any gain recognized in the exchange is treated as effectively connected with such trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a U.S. permanent establishment of such Non-U.S. Holder), in which case the Redeeming Non-U.S. Holder will generally be subject to the same treatment as a Redeeming U.S. Holder with respect to the exchange, and a Redeeming Non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a 30% rate (or lower rate as may be specified by an applicable income tax treaty).

Non-U.S. Holders considering exercising their redemption rights should consult their own tax advisors as to whether the redemption of their shares will be treated as a sale or as a distribution under the Code.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including Pubco Ordinary Shares) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the U.S. and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the U.S. and an applicable foreign country may modify these requirements. Accordingly, the entity through which Pubco Ordinary Shares are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of Pubco Ordinary Shares held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners”, which will in turn be provided to the U.S. Department of Treasury. All holders should consult their tax advisors regarding the possible implications of FATCA on their ownership of Pubco Ordinary Shares.

Material Jersey Tax Considerations

Prospective investors should consult their professional advisors on the possible tax consequences of buying, holding or selling any of Pubco Ordinary Shares under the laws of their country of citizenship, residence or domicile.

The following summary is based on Jersey taxation law and practice as they are understood to apply at the date hereof and is subject to changes in such taxation law and practice. It does not constitute legal or tax advice and does not address all aspects of Jersey tax law and practice. Holders should consult their professional advisers on the implications of acquiring, buying, selling or otherwise disposing of Pubco Ordinary Shares under the laws of any jurisdiction in which they may be liable to taxation.

The holders of Pubco Ordinary Shares (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such Pubco Ordinary Shares.

In Jersey, no stamp duty is levied on the issue or transfer of the Pubco Ordinary Shares except that stamp duty is payable on Jersey grants of probate and letters of administration, which will generally be required to transfer ordinary shares on the death of a holder of such ordinary shares. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situated in respect of a holder of ordinary shares domiciled in Jersey, or situated in Jersey in respect of a holder of ordinary shares domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% of such estate. In addition, land transaction tax is payable in Jersey if the shares confer a right of occupation of a residential property in Jersey, and enveloped property transaction tax is payable if commercial real estate situated in Jersey is held within a Jersey company.

Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts nor are there other estate duties.

Under the Income Tax (Jersey) Law 1961 (as amended), Pubco shall be regarded as tax resident in Jersey if it is incorporated under the Jersey Companies Law, unless:

(i)
its business is centrally managed and controlled outside Jersey in a country or territory where the highest rate at which any company may be charged to tax on any part of its income is 10% or higher; and
(ii)
Pubco is resident for tax purposes in that country or territory.

It is intended that Pubco will not be resident for tax purposes in Jersey and not subject to any rate of tax in Jersey as it will instead be resident in the U.K. where the tax rate is in excess of 10%.

Economic Substance

The Taxation (Companies - Economic Substance) (Jersey) Law 2019 (the "Substance Law") came into force on January 1, 2019. The Substance Law addresses the concerns of the EU Code of Conduct Group (Business Taxation) regarding economic substance raised as part of the Base Erosion and Profit Shifting (BEPS) project.

The Substance Law requires that a Jersey tax resident company conducting relevant activities from which it receives gross income must satisfy the economic substance tests set out in that law. The relevant activities within the scope of the Substance Law include acting as an equity holding company, financing and leasing activities and acting as a headquarters company.

The Substance Law provides progressive sanctions for non-compliance including financial penalties, disclosure and striking off from the register.

We are managed and controlled in the U.K. and therefore are not deemed to be tax resident in Jersey. Accordingly, the Substance Law will not apply to Pubco.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

CAEP Related Party Transactions

CAEP Founder Shares

In November 2020, the Sponsor purchased 14,375,000 CAEP Class B Ordinary Shares for a purchase price of $25,000. On June 6, 2024, the Sponsor surrendered, for no consideration, 9,375,000 CAEP Class B Ordinary Shares, which CAEP canceled, resulting in a decrease in the total number of CAEP Class B Ordinary Shares outstanding from 14,375,000 shares to 5,000,000 shares. On June 15, 2025, CAEP issued 750,000 CAEP Class B Ordinary Shares to the Sponsor in a share capitalization, resulting in an increase in the total number of CAEP Class B Ordinary Shares from 5,000,000 to 5,750,000. On June 25, 2025, CAEP issued 1,150,000 CAEP Class B Ordinary Shares to the Sponsor in a share capitalization, resulting in an increase in the total number of CAEP Class B Ordinary Shares from 5,750,000 to 6,900,000. Prior to the closing of the CAEP IPO, up to 900,000 of the CAEP Class B Ordinary Shares were subject to surrender by the Sponsor for no consideration depending on the extent to which the underwriters’ over-allotment option was exercised. As a result of the full exercise of the underwriters’ over-allotment option at the closing of the CAEP IPO, the 900,000 CAEP Class B Ordinary Shares are no longer subject to surrender.

Pursuant to the Insider Letter, the Sponsor agreed that, subject to limited exceptions, the 6,900,000 CAEP Founder Shares it holds will not be sold or transferred until the earlier of (a) the one-year anniversary of CAEP’s initial business combination, (b) subsequent to CAEP’s initial business combination, (x) if the last reported sale price of the CAEP Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after CAEP’s initial business combination, and (c) the date on which CAEP completes certain material transactions that result in all of its shareholders having the right to exchange their shares for cash, securities or other property. The Sponsor Support Agreement supersedes the lock-up provided for in the Insider Letter and provides that the lock-up will apply to the Post-Combination Founder Shares until the earlier of (i) six months after the Closing and (ii) an Early Release Event.

CAEP Private Placement Shares

Simultaneously with the closing of the CAEP IPO, the Sponsor purchased 580,000 CAEP Private Placement Shares in the CAEP Private Placement at a price of $10.00 per share, for an aggregate purchase price of $5,800,000. Pursuant to the Insider Letter, the Sponsor has agreed (i) to waive its redemption rights with respect to the CAEP Private Placement Shares in connection with the completion of the initial business combination or otherwise and (ii) subject to limited exceptions, not to transfer, assign or sell any of its CAEP Private Placement Shares until 30 days after the completion of an initial business combination. The Sponsor Support Agreement removes the lock-up that would have applied to the Post-Combination Placement Shares.

Investments Held in the Trust Account

Starting on June 30, 2025, CAEP’s investments in U.S. government treasury bills have been held in the Trust Account that is custodied by CF Secured, LLC with CST acting as trustee.

Administrative Services Agreement

On June 25, 2025, CAEP entered into an administrative services agreement with the Sponsor, pursuant to which, commencing June 26, 2025, the date the CAEP Class A Ordinary Shares were first listed on Nasdaq, CAEP has agreed to pay the Sponsor a total of $10,000 per month for office space, administrative and shared personnel support services. CAEP will cease paying these fees upon the earlier of the completion of an initial business combination or CAEP’s liquidation.

Officer and Director Compensation

CAEP has agreed to pay cash fees to its independent directors of $50,000 per year, payable quarterly, which fees commenced on June 25, 2025.

In addition, CAEP’s officers and directors will be reimbursed for any out-of-pocket expenses incurred in connection with activities on CAEP’s behalf such as identifying potential acquisition targets and performing due diligence on suitable initial business combinations.

Related Party Loans

The Sponsor made available to CAEP, under the Pre-IPO Note, up to $300,000 to be used for a portion of the expenses of the CAEP IPO. The Pre-IPO Note was non-interest bearing and was repaid in full upon the completion of the CAEP IPO.

In connection with the CAEP IPO, the Sponsor agreed to lend CAEP up to $4,140,000 pursuant to the Sponsor Note in connection with each Redemption Event such that an amount equal to $0.15 per redeemed Public Share in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed Public Shares on such Redemption Event. The Sponsor Note does not bear interest and is repayable by CAEP to the Sponsor, upon consummation of the Business Combination; provided that, at any time beginning 60 days after the date of the CAEP IPO, at the Sponsor’s option, all or any portion of the amount outstanding under the Sponsor Note may be converted into CAEP Class A Ordinary Shares at a conversion price of $10.00 per share. If CAEP is unable to consummate an initial business combination, the Sponsor Note would be repaid only out of funds held outside of the Trust Account. The Sponsor has waived any claims against the Trust Account in connection with the Sponsor Note.

In order to finance transaction costs in connection with an intended initial business combination, the Sponsor has committed up to $1,750,000 pursuant to the Sponsor Loan to be provided to CAEP to fund expenses relating to investigating and selecting an acquisition target and other working capital requirements, including $10,000 per month for office space, administrative and shared personnel support services that will be paid to the Sponsor, after the CAEP IPO and prior to an initial business combination. The Sponsor Loan does not bear interest and is repayable by CAEP to the Sponsor upon consummation of the Business Combination; provided that, at the Sponsor’s option, at any time beginning 60 days after the date of the CAEP IPO, all or any portion of the amount outstanding under the Sponsor Loan may be converted into CAEP Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Loan would be repaid only out of funds held outside the Trust Account.

If the Sponsor Loan is insufficient to cover CAEP’s working capital requirements, the Sponsor or an affiliate of the Sponsor, or certain of CAEP’s officers and directors may, but are not obligated to, provide CAEP with Working Capital Loans. If CAEP completes an initial business combination, CAEP would repay the Working Capital Loans out of the proceeds of the Trust Account released to CAEP; provided that, at the lender’s option, at any time beginning 60 days after the date of the CAEP IPO, all or any portion of the amount outstanding under the Working Capital Loans may be converted into CAEP Class A Ordinary Shares at a conversion price of $10.00 per share. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that an initial business combination does not close, CAEP may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans.

As of December 31, 2024 and 2023, CAEP had no borrowings under the Sponsor Loan, the Sponsor Note or the Working Capital Loans.

Registration Rights Agreement

Pursuant to a registration rights agreement CAEP entered into with the Sponsor on June 25, 2025, CAEP is required to register certain securities for sale under the Securities Act. The Sponsor is entitled under the registration rights agreement to make up to three demands that CAEP register certain of CAEP securities held by it for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the Sponsor has certain “piggy-back” registration rights on registration statements filed after the consummation of an initial business combination. CAEP will bear the costs and expenses of filing any such registration statements. Notwithstanding the foregoing, the Sponsor may not exercise its demand and “piggyback” registration rights solely with respect to the CAEP Private Placement Shares after June 25, 2030 and June 25, 2032, respectively, and may not exercise its demand rights with respect to the CAEP Private Placement Shares on more than one occasion. In connection with the Business Combination, Pubco, CAEP, AIR and certain AIR Shareholders will enter into the A&R Registration Rights Agreement which will amend and restate this registration rights agreement pursuant to which Pubco will agree to register for resale the Pubco Ordinary Shares that are held by the Sponsor and the AIR Shareholders at Closing pursuant to a shelf registration statement to be filed with the SEC no later than ninety (90) days following the date of Closing. Further, pursuant to the A&R Registration Rights Agreement, the Sponsor and certain AIR Shareholders also will have certain other registration rights, including unlimited demand and piggy-back rights, subject to cooperation and cut back provisions with respect to Pubco Ordinary Shares held by such parties at Closing.

Engagement Letters

CF&Co. was the lead underwriter for the CAEP IPO and was paid a cash underwriting discount of $4,800,000 in connection with the CAEP IPO.

On October 10, 2025, CF&Co. entered into the CF&Co. M&A Engagement Letter with CAEP, pursuant to which CAEP engaged CF&Co. as CAEP’s exclusive financial advisor for the Business Combination. Pursuant to the CF&Co. M&A Engagement Letter, for the services provided thereto, CF&Co. will receive a cash fee at Closing equal to 1.5% of the enterprise value of AIR less $2 million, which fee will be reduced by an amount equal to the lesser of (i) $1.98 million and (ii) the product of: (x) 5.5%, (y) $10.00 and (z) the number of Public Shares redeemed in connection with the Transactions.

Sponsor Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, on November 7, 2025, CAEP, AIR and the Sponsor entered into the Sponsor Support Agreement. For a description of the terms and conditions of the Sponsor Support Agreement, see the section entitled “Summary of the Proxy Statement/Prospectus — Related Agreements — Sponsor Support Agreement.”

CAEP’s Related Party Transaction Policy

On June 26, 2025, CAEP adopted a related party transactions policy setting forth the policies and procedures with respect to the review, approval, ratification and disclosure of “related party transactions.” A “related party transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which CAEP was, is or will be a participant and the amount involved exceeds $120,000, and in which any “related party” had, has or will have a direct or indirect material interest. “Related parties” under this policy include: (i) CAEP’s directors or executive officers or any person who has served in any of such roles since the beginning of CAEP’s most recent fiscal year; (ii) any person who is known to be the beneficial owner of more than 5% of any class of CAEP’s voting securities; (iii) any immediate family member of any of the foregoing if the foregoing person is a natural person; and (iv) any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest. Prior to entering into such transactions, detailed information, including the related person’s relationship to CAEP and interest in the transaction, the material terms of the transaction, the expected benefits to CAEP and if the transaction is on terms comparable to those available to an unrelated third party, must be provided to the CAEP Audit Committee. The Chief Financial Officer of CAEP will determine if a transaction qualifies as a related party transaction. The CAEP Audit Committee, or its chair, reviews all relevant facts and approves only those transactions that are in, or not inconsistent with, CAEP’s best interests. The policy does not permit any member of the CAEP Audit Committee to participate in any review, consideration, approval or ratification of any related person transaction in which such member or any of his or her immediate family member is the related party.

AIR Related Party Transactions

Unless the context otherwise requires, all references in this section to “we,” “us,” “our,” or “AIR” refer to AIR Limited and its subsidiaries, which are presented in the AIR Limited audited consolidated financial statements included in this proxy statement/prospectus.

The following is a description of related party transactions that AIR has entered into since January 1, 2023.

Relationship with Khaleel Mamoori

Mr. Khaleel Mamoori has served as a director of AIR Limited since November 5, 2020 and was the beneficial owner of approximately 10% of our outstanding share capital for the years ended December 31, 2023 and December 31, 2024. Entities that he owns or controls, directly or indirectly, have been acting as our principal manufacturing partners and distributors in several territories, as detailed below. All amounts set forth below represent payments made by partners and distributors during the fiscal years ended December 31, 2024 and 2023, respectively.

Egypt Manufacturing and Distribution Agreements

On May 16, 2022, we entered into a manufacturing agreement with Al Mithaliya Molasses Factory, an entity controlled by Mr. Mamoori, to manufacture and distribute Al Fakher branded products in Egypt. The initial term expires on March 1, 2032 and renews automatically for successive five-year periods up to an aggregate term of 25 years unless otherwise agreed. Pursuant to this agreement, we received no amounts for the year ended December 31, 2024 and approximately $6.3 million for the year ended December 31, 2023 from Idealism General Trading FZ-LLC on behalf of Al Mithaliya Molasses Factory.

Effective January 1, 2023, we entered into a Distributor’s Nomination Agreement with Al Mithaliya Molasses Factory, United General Trading FZ-LLC and Khan El Khalily For Supplies And Distribution Co., pursuant to which United General Trading FZ-LLC, an entity controlled by Mr. Mamoori, is appointed as the sole distributor of Al Fakher products in Egypt. The agreement remains in force until the expiry or termination of the foregoing manufacturing agreement. For the years ended December 31, 2024 and 2023, we received from United General Trading FZ-LLC on behalf of Al Mithaliya Molasses Factory approximately $4.6 million and $0.9 million, respectively, pursuant to this agreement.

Our revenue in Egypt was $7.8 million and $5.6 million for the years ended December 31, 2024 and 2023, which constitutes 2.1% and 1.5% of our total revenue, respectively.

Iraq Manufacturing, Licensing, Raw Materials Supply and Option Agreements

On November 24, 2021, we granted KM Holdings Limited (100% owned by Mr. Mamoori) the right to manufacture and manage sales of certain of our products in Iraq, pursuant to a Manufacturing and Sales Operations Licensing Agreement. The licensing agreement has an initial term of ten years, automatically renewable for additional five-year periods up to a total of 25 years.

On November 24, 2021, we entered into a Raw Materials Supply Agreement with KM Tobacco General Trading FZ-LLC, an entity owned by Mr. Mamoori, pursuant to which we granted KM Tobacco General Trading FZ-LLC the right to place orders and pay for Al Fakher goods, which we supply, that are needed for KM Holdings Limited to manufacture and sell Al Fakher products in Iraq. The agreement remains in force until the expiry or termination of the foregoing license agreement. For the years ended December 31, 2024 and 2023, we received from KM Tobacco General Trading FZ-LLC approximately $25.5 million and $57.0 million, respectively, pursuant to this agreement.

On November 1, 2023, we entered into a licensing agreement with Al Fakher Al Mithaliya for Manufacturing Tobacco, Molasses & Cigarettes Ltd, an entity wholly owned by Mr. Mamoori, granting exclusive production and sales rights for Al Fakher flavored molasses in Iraq through November 1, 2033, subject to automatic five-year renewals up to 25 years. We receive a royalty payment in consideration for the grant of rights to the licensee. For the years ended December 31, 2024, we received from Al Fakher Al Mithaliya for Manufacturing Tobacco, Molasses & Cigarettes Ltd approximately $21.7 million pursuant to this agreement. We received no money pursuant to this agreement for the year ended December 31, 2023.

Our revenue in Iraq was $46.2 million and $48.2 million for the years ended December 31, 2024 and 2023, which constitutes 12.3% and 13.3% of our total revenue, respectively.

Latin America/Rest of World Distribution Agreement

On April 7, 2021, we entered into a Distribution Agreement with Al Raed General Trading (FZE), a UAE-based distributor of finished goods that is controlled by Mr. Mamoori, pursuant to which Al Raed General Trading (FZE) was established as a distributor of our products across Latin America. For the years ended December 31, 2024 and 2023, we received from Al Raed General Trading (FZE) approximately $20.4 million and $12.7 million, respectively, pursuant to this agreement.

Our revenue pursuant to Al Raed General Trading (FZE) was $17.8 million and $11.9 million for the years ended December 31, 2024 and 2023, which constitutes 4.7% and 3.3% of our total revenue, respectively.

North Africa Distribution Agreement

On June 24, 2021, we entered into a distribution agreement with Expert Global General Trading FZ-LLC for the distribution of finished goods in North Africa. Expert Global General Trading FZ-LLC is controlled by Mr. Mamoori. For the years ended December 31, 2024 and 2023, we received from Expert Global General Trading FZ-LLC approximately $12.9 million and $13.5 million, respectively, pursuant to this agreement.

Nicotine Pouch Commercial Agreement

On 3 October 2024, we entered into an agreement to establish a UAE based joint-venture (ZeroSmoke – F.Z.C), owned 50% by AIR and 50% by Pioneer Delivery Systems Holdings L.L.C FZ, which is 100% held by Mr. Mamoori, for the purpose of the manufacture and distribution of cellulose nicotine pouches. Under this arrangement, we license the Al Fakher trademark for the manufacture and distribution of cellulose-based nicotine pouches for oral use in markets across the world (excluding the U.S., India and certain other markets where our products are offered). For the years ended December 31, 2024 and 2023, we received no amounts pursuant to this agreement. ZeroSmoke – F.Z.C commenced commercial operations in late 2025.

Equity Repurchase

On May 28, 2024, we repurchased 8,299 shares for an aggregate purchase price of $321,976.30 pursuant to a Settlement Agreement between AIR Group Ventures Limited and our shareholder and former employee Saqib Mehmood.

On April 5, 2023, we also entered into a Settlement Agreement with our shareholder and former employee Othman Tahboub pursuant to which we agreed to repurchase 7,500 shares for an aggregate purchase price of $148,092, which settled on July 21, 2025.

On December 2018, a Kingsway portfolio company (“SPC 1”) entered into an agreement with certain companies owned by members of our shareholder the Fakhouri family (the “Fakhouri Parties”), which governed the terms on which the Fakhouri Parties would sell a certain number of their shares in Al Eqbal Investment Co. (“EICO”) to SPC 1 and the subsequent take-private of EICO. The terms of the Agreement (as amended on 21 July 2021) provide that, until November 5, 2022 (the “Option Expiry Date”), SPC 1 shall have the right to acquire from the Fakhouri Parties 9 million UBOS shares (the “Option Shares”) (such right being the “Option”). We acquired the option from Kingsway by signing an agreement on September 30, 2022, for a total consideration of $54,225 divided into a cash consideration of $21,150 which was paid in March 2023 and shares consideration of $33,075. We issued 876,158 shares with a par value of $19.7456.

Subsidiary Distribution

On October 31 2024, and November 29 2024, respectively, AIR distributed its subsidiaries, Advanced Inhalation Rituals Bidco Limited and AIR Limited USA to Pioneer International Group Limited, a company controlled by the same shareholders as AIR Limited, the current top company in the group, but held by the nominee Mourant on behalf of such shareholders. This distribution was part of our broader restructuring carried out to focus on core operations. The distribution was undertaken under the direction of the shareholder and was recorded as a distribution to the shareholders. We recognized a distribution to owners of $12,800,178 in our consolidated statement of changes in equity for the year ended December 31, 2024.

SHARES ELIGIBLE FOR FUTURE RESALE

Upon the Closing, Pubco is expected to have an authorized share capital of Pubco Ordinary Shares. Upon the Closing, Pubco will have, based on the assumptions set out elsewhere in this proxy statement/prospectus, up to Pubco Ordinary Shares issued and outstanding, assuming no Public Shares are redeemed in connection with the Business Combination and Pubco Ordinary Shares that are subject to share options. All of the Pubco Ordinary Shares issued to CAEP Shareholders in connection with the Business Combination will be freely transferable by persons other than by Pubco “affiliates” without restriction or further registration under the Securities Act, except Pubco Ordinary Shares issued to the Sponsor, which are subject to the lock-up described below. Immediately upon the Closing, the remaining Pubco Ordinary Shares will be held by AIR Shareholders and will be subject to the lock-up restrictions described below and may only be resold pursuant to Rule 144. Sales of substantial amounts of Pubco Ordinary Shares in the public market could adversely affect prevailing market prices of Pubco Ordinary Shares.

Lock-Up

The securities held by the Sponsor and AIR Shareholders will be locked up for 180 days following the Closing, subject to certain early release events as specified in the Business Combination Agreement or the Sponsor Support Agreement, including if Pubco consummates a liquidation, merger, share exchange or other similar transaction after the Closing which results in all of shareholders having the right to exchange their shares of ordinary shares for cash, securities or other property.

For more information about the terms of the lock-up, see the sections entitled “The Business Combination Agreement and Ancillary Documents.”

Rule 144

All of Pubco’s Ordinary Shares that will be issued and outstanding upon the completion of the Business Combination, other than those registered pursuant to the registration statement of which this proxy statement/prospectus forms a part, are “restricted securities” as that term is defined in Rule 144 under the Securities Act, and may be sold publicly in the U.S. only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this proxy statement/prospectus, a person (or persons whose shares are aggregated) who, at the time of a sale, is not, and has not been during the three months preceding the sale, an Affiliate of Pubco and has beneficially owned Pubco’s restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about Pubco. Persons who are Affiliates of Pubco and have beneficially owned Pubco’s restricted securities for at least 12 months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•
1% of the then outstanding equity shares of the same class; or
•
the average weekly reported trading volume of Pubco’s Ordinary Shares during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by Affiliates of Pubco under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about Pubco.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination-related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•
the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•
the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials); and
•
at least one year has elapsed from the time that the issuer filed Form 20-F type information with the SEC, which is expected to be filed promptly after completion of the Business Combination, reflecting its status as an entity that is not a shell company.

Registration Rights

The Business Combination Agreement contemplated that, by no later than the Cayman Closing, Pubco, CAEP, the Sponsor and certain AIR Shareholders (collectively, the “Registration Rights Holders”), will enter into the A&R Registration Rights Agreement, a form of which is attached to this proxy statement/prospectus as Annex D, which supersedes and replaces the registration rights agreement that was entered into by CAEP and the Sponsor in connection with the CAEP IPO, pursuant to which Pubco will agree to register for resale, pursuant to Rule 415 under the Securities Act, the Pubco Ordinary Shares that are held by the parties thereto at Closing pursuant to a shelf registration statement to be filed with the SEC no later than ninety (90) days following the date of Closing. Pursuant to the A&R Registration Rights Agreement, the Registration Rights Holders will have certain other registration rights, including unlimited demand and piggy-back rights, subject to cooperation and cut back provisions with respect to Pubco Ordinary Shares held by such parties following the consummation of the Business Combination.

The A&R Registration Rights Agreement will amend and restate the prior registration rights agreement that was entered into by CAEP and the Sponsor in connection with the CAEP IPO. The A&R Registration Rights Agreement will terminate on the earlier of (a) the tenth year anniversary of the date of the A&R Registration Rights Agreement or (b) with respect to any Registration Rights Holder, on the date that such Holder no longer holds any Registrable Securities (as defined therein).

PRICE RANGE OF SECURITIES AND DIVIDENDS

Market Price

CAEP Class A Ordinary Shares are listed on the Nasdaq Global Market under the symbol “CAEP.”

The closing price of CAEP Class A Ordinary Shares on November 6, 2025, the last trading day before announcement of the execution of the Business Combination Agreement was $10.70. As of the Record Date, the closing price of CAEP Class A Ordinary Shares was $ .

Holders of CAEP Class A Ordinary Shares should obtain current market quotations for their securities. The market price of CAEP Class A Ordinary Shares could vary at any time before the Business Combination.

Historical market price information regarding AIR and Pubco are not provided because there is no public market for AIR’s or Pubco’s securities. For information regarding AIR’s liquidity and capital resources, see the section entitled “AIR’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Pubco is applying to list the Pubco Ordinary Shares on Nasdaq upon the Closing under the ticker symbols “AIIR.”

Dividend Policy

CAEP and Pubco have not paid any cash dividends on their equity securities to date and do not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of Pubco subsequent to the completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the Pubco Board. The CAEP Board is not currently contemplating and does not anticipate declaring dividends nor is it currently expected that the Pubco Board will declare any dividends in the foreseeable future. Further, the ability of Pubco to declare dividends may be limited by the terms of financing or other agreements entered into by Pubco or its subsidiaries from time to time.

LEGAL MATTERS

Walkers (Jersey) LLP, as Jersey counsel to Pubco and AIR, has passed upon the validity of the Pubco Ordinary Shares offered by this proxy statement/prospectus under Jersey law. Certain legal matters relating to U.S. law have been passed upon for Pubco and AIR by Latham & Watkins LLP.

Certain legal matters relating to U.S. law have been passed upon for CAEP by DLA Piper LLP (US), New York, NY. Certain legal matters related to Cayman Islands law have been passed upon for CAEP by Maples and Calder (Cayman) LLP.

EXPERTS

The financial statements of Cantor Equity Partners III, Inc. as of and for the years ended December 31, 2024 and 2023 appearing in this proxy statement/prospectus have been audited by WithumSmith + Brown, PC, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of AIR Limited as of December 31, 2024 and 2023 and for years then ended included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers Limited Partnership Dubai Branch, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The registered address of PricewaterhouseCoopers Limited Partnership Dubai Branch is Emaar Square Building 5, P.O. Box 11987, Dubai, United Arab Emirates.

Certain statistical data and other information included in this prospectus, including all information set forth under the section titled “Overview of AIR’s Industry,” and certain information set forth under the section titled “Business of AIR and Certain Information About AIR,” has been derived from and included herein in reliance upon a research report titled “Market Assessment Report – AIR” prepared by Arthur D. Little, an independent provider of research and analysis, commissioned by AIR, and issued as of December 2025, upon the authority of said firm as experts with respect to the matters covered by its report. Arthur D. Little does not have any interest in the securities of CAEP, AIR or Pubco.

ENFORCEMENT OF CIVIL LIABILITIES

Pubco is incorporated and existing under the laws of Jersey. Certain individuals, who may be directors and executive officers of Pubco and certain experts named in this proxy statement/prospectus reside outside of the U.S. All or a substantial portion of the assets of such individuals and of Pubco may be located outside of the U.S. As a result, it may not be possible to effect service of process within the U.S. upon such individuals or Pubco, or to enforce against such individuals or Pubco in U.S. courts judgments obtained in such courts predicated upon the civil liability provisions of the federal securities laws of the U.S. Pubco has been advised by counsel that there is doubt as to the enforceability in Jersey, in original actions or in actions for the enforcement of judgments of U.S. courts, of liabilities predicated solely upon the securities laws of the U.S. or enforcement of claims for punitive damages.

HOUSEHOLDING INFORMATION

Unless CAEP has received contrary instructions, it may send a single copy of this proxy statement/prospectus to any household at which two or more CAEP Shareholders reside if CAEP believes the CAEP Shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce expenses. A number of brokers with account holders who are CAEP Shareholders will be “householding” this proxy statement/prospectus. CAEP Shareholders who participate in “householding” will continue to receive separate proxy cards. If CAEP Shareholders prefer to receive multiple sets of disclosure documents at the same address this year or in future years, the CAEP Shareholders should follow the instructions described below. Similarly, if an address is shared with another shareholder and together both of the CAEP Shareholders would like to receive only a single set of disclosure documents, the CAEP Shareholders should follow these instructions:

•
If the CAEP Class A Ordinary Shares are registered in the name of the CAEP Shareholder, the CAEP Shareholder should contact CAEP at its offices at 110 East 59th Street, New York, NY 10022, to inform CAEP of his or her request; or
•
If a bank, broker or other nominee holds the shares, the shareholder should contact the bank, broker or other nominee directly.

TRANSFER AGENT AND REGISTRAR

The transfer agent for CAEP securities is Continental Stock Transfer & Trust Company. The transfer agent for Pubco Ordinary Shares is Continental Stock Transfer & Trust Company.

FUTURE SHAREHOLDER PROPOSALS

If the Business Combination is consummated and you become a holder of Pubco Ordinary Shares, you shall be entitled to attend and participate in Pubco’s annual meetings of shareholders. If Pubco holds a 2026 annual meeting of shareholders, it shall provide notice of or otherwise publicly disclose the date on which such annual meeting shall be held. As a foreign private issuer, Pubco shall not be subject to the SEC’s proxy rules.

APPRAISAL OR DISSENTERS’ RIGHTS

Under Section 238 of the Companies Act, shareholders of a Cayman Islands exempted company ordinarily have a right to dissent to a statutory merger and if they so dissent, they are entitled to be paid the fair value of their shares, which if necessary, may ultimately be determined by the court. Therefore, CAEP Class A Record Holders have a right to dissent to the Cayman Merger. In addition, Public Shareholders are still entitled to exercise the rights of redemption as detailed in this proxy statement/prospectus and the redemption proceeds payable to Public Shareholders who exercise such redemption rights will represents the fair value of those shares.

The following is a brief summary of the rights of CAEP Shareholders to dissent from the Cayman Merger and receive payment of the fair value of their CAEP Ordinary Shares as determined by the Grand Court of the Cayman Islands (solely for purposes of this section, the “Court”) in accordance with the Section 238 of the Companies Act (“dissenters’ rights”). This summary is not a complete statement of the law and is qualified in its entirety by the complete text of Sections 238 and 239 of the Companies Act, a copy of which is attached as Annex G to this proxy statement/prospectus. If you are contemplating the possibility of dissenting from the Cayman Merger, you should carefully review the text of Annex G, particularly the procedural steps required to perfect your dissenters’ rights. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Companies Act, you will lose your dissenters’ rights.

Requirements for Exercising Dissenters’ Rights

A dissenting CAEP Class A Record Holder is entitled to payment of the fair value of its CAEP Class A Ordinary Shares as determined by the Court upon dissenting from the Cayman Merger in accordance with Section 238 of the Companies Act.

The valid exercise of a CAEP Class A Record Holder’s dissenters’ rights will preclude the exercise of any other rights by virtue of holding CAEP Class A Ordinary Shares in connection with the Cayman Merger, other than the right to participate fully in proceedings to determine the fair value of CAEP Class A Ordinary Shares held by such holder and to seek relief on the grounds that the Cayman Merger is void or unlawful. Therefore, if a CAEP Class A Record Holder properly exercises its dissenters’ rights, such holder will not receive any Pubco Ordinary Shares in the Cayman Merger. To exercise dissenters’ rights, you must be a CAEP Class A Record Holder and the following procedures must be followed:

(1)
A CAEP Class A Record Holder must give written notice of objection (“Notice of Objection”) to CAEP prior to the vote to approve the Cayman Merger at the Meeting. The Notice of Objection must include a statement that such holder proposes to demand payment for its CAEP Class A Ordinary Shares if the Cayman Merger is authorized by the vote at the Meeting.
(2)
Within 20 days immediately following the date on which the vote authorizing the Cayman Merger is made, CAEP must give written notice of the authorization (“Authorization Notice”) to all dissenting shareholders who have served a Notice of Objection.
(3)
Within 20 days immediately following the date on which the Authorization Notice is given (the “Dissent Period”), any dissenting shareholder who elects to dissent must give a written notice of its decision to dissent (a “Notice of Dissent”) to CAEP stating its name and address and the number and class of CAEP Class A Ordinary Shares with respect to which it dissents and demanding payment of the fair value of its CAEP Class A Ordinary Shares. A dissenting shareholder who dissents must do so in respect of all the Class A CAEP Ordinary Shares which it holds. Upon giving of the Notice of Dissent, the dissenting shareholder shall cease to have any of the rights of a shareholder of CAEP except the right to be paid the fair value of its CAEP Class A Ordinary Shares, the right to participate fully in proceedings to determine the fair value of such CAEP Class A Ordinary Shares and the right to seek relief on the grounds that the Cayman Merger is void or unlawful.
(4)
Within seven days immediately following (a) the date of expiry of the Dissent Period or (b) the date on which the Cayman Plan of Merger is filed with the Cayman Registrar, whichever is later, CAEP (or the surviving company in the Cayman Merger) must make a written offer (a “Fair Value Offer”) to each dissenting shareholder to purchase its CAEP Class A Ordinary Shares at a price determined by CAEP to be the fair value of such CAEP Class A Ordinary Shares.
(5)
If, within 30 days immediately following the date of the Fair Value Offer, CAEP and the dissenting shareholder fail to agree on a price at which CAEP will purchase the dissenting shareholder’s CAEP Class A Ordinary Shares, then, within 20 days immediately following the date of the expiry of such 30-day period, CAEP must, and the dissenting shareholder may, file a petition with the Court for a determination of the fair value of the CAEP Class A Ordinary Shares held by all dissenting shareholders who have served a Notice of Dissent, which petition by CAEP must be accompanied by a verified list containing the names and addresses of all members who have filed a Notice of Dissent and who have not agreed with CAEP as to the fair value of such CAEP Class A Ordinary Shares (if a dissenting shareholder files a petition, CAEP must file such verified list within 10 days after service of such petition on CAEP).
(6)
If a petition is timely filed and served, the Court will determine at a hearing at which shareholders are entitled to participate, (a) the fair value of such CAEP Class A Ordinary Shares held by those shareholders as the Court finds are involved with a fair rate of interest, if any, to be paid by CAEP upon the amount determined to be the fair value and (b) the costs of the proceeding and the allocation of such costs upon the parties.

All notices and petitions must be executed by or for the shareholder of record or a person duly authorized on behalf of that shareholder, fully and correctly, as such shareholder’s name appears on the register of members of CAEP. If CAEP Class A Ordinary Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If CAEP Class A Ordinary Shares are owned by or for more than one person such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record. The agent must, however, identify the record owner and expressly disclose the fact that, in exercising the notice, he or she is acting as agent for the record owner. A person having a beneficial interest in CAEP Class A Ordinary Shares held of record in the name of another person, such as a broker or other nominee, must act promptly to cause the record holder to follow the steps summarized above and in a timely manner to perfect whatever dissenters’ rights attached to such CAEP Class A Ordinary Shares. If a CAEP Shareholder has any questions about who the record holder of its CAEP Class A Ordinary Shares is, or how to become the registered holder of its CAEP Class A Ordinary Shares, such CAEP Class A Record Holder should contact its broker or nominee.

It is a CAEP Shareholder’s responsibility to ensure that it is a registered holder of CAEP Class A Ordinary Shares prior to the Meeting in order to exercise its dissenters’ rights.

If a CAEP Class A Record Holder does not satisfy each of these requirements and complies strictly with all procedures required by the Companies Act with regard to the exercise of dissenters’ rights, such CAEP Class A Record Holder cannot exercise dissenters’ rights and will be bound by the terms of the Business Combination Agreement and the Cayman Plan of Merger. Submitting a proxy card that does not direct how the CAEP Class A Ordinary Shares represented by that proxy are to be voted will give the proxy discretion to vote as it determines appropriate. In addition, failure to vote its CAEP Ordinary Shares, or a vote against the Business Combination Proposal or the Merger Proposal, will not alone satisfy the notice requirement to submit a Notice of Objection referred to above. CAEP Class A Record Holders must send all notices to CAEP at 110 East 59th Street, New York, NY, 10022, Attention: Secretary.

If a CAEP Class A Record Holder is considering dissenting, such CAEP Class A Record Holder should be aware that the fair value of its CAEP Class A Ordinary Shares as determined by the Court under Section 238 of the Companies Act could be more than, the same as, or less than the value of the assets that it would otherwise receive as consideration pursuant to the Business Combination Agreement if it does not exercise dissenting rights with respect to its CAEP Class A Ordinary Shares. CAEP Class A Shareholders may also be responsible for the cost of any appraisal proceedings.

The provisions of Section 238 of the Companies Act are technical and complex. If a CAEP Class A Record Holder fails to comply strictly with the procedures set forth in Section 238, it will lose its dissenters’ rights. Additionally, appraisal rights under Section 238 are subject to the limitation set forth in Section 239 of the Companies Act. In particular, appraisal rights could be lost and extinguished where CAEP and the other parties to the Business Combination Agreement determine to delay the consummation of the Business Combination in order to invoke the limitation on dissenter rights under Section 239 of the Companies Act. CAEP Class A Record Holders should consult their Cayman Islands legal counsel if they wish to exercise dissenters’ rights.

WHERE YOU CAN FIND MORE INFORMATION

Pubco has filed a registration statement on Form F-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement. Pubco’s public filings are also available to the public from the SEC’s website at www.sec.gov.

CAEP files annual, quarterly and current reports, proxy statements and other information with the SEC required by the Exchange Act. CAEP’s public filings are also available to the public from the SEC’s website at www.sec.gov.

As a foreign private issuer, Pubco is exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and its executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Pubco will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this proxy statement/prospectus relating to CAEP has been supplied by CAEP, and all such information relating to Pubco has been supplied by Pubco and AIR. Information provided by one of them does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this proxy statement/prospectus or CAEP’s filings with the SEC (excluding exhibits) or if you have questions about the Business Combination or the Proposals to be presented at the extraordinary general meeting, you should contact CAEP at the following address and telephone number:

Cantor Equity Partners III, Inc.

110 East 59th Street

New York, New York 10022

Telephone: (215) 938-5000

Email: CantorEquityPartners@cantor.com

You may also obtain additional copies of this proxy statement/prospectus by requesting them in writing or by telephone from CAEP’s proxy solicitation agent at the following address and telephone number:

Sodali & Co

430 Park Avenue, 14th Floor

New York, NY 10022

Telephone: (800) 662-5200

Bank and Brokers can call at (203) 658-9400

Email: CAEP.info@investor.sodali.com

Any of the documents you request will be available without charge. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

If you are a CAEP Shareholder and would like to request documents, please do so by , 2026, or five business days prior to the Meeting, in order to receive them before the Meeting. If you request any documents from CAEP, such documents will be mailed to you by first-class mail, or another equally prompt means.

This proxy statement/prospectus is part of a registration statement and constitutes a prospectus of Pubco in addition to being a proxy statement of CAEP for the extraordinary general meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. Information and statements contained in this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this proxy statement/prospectus.

All information contained in this proxy statement/prospectus relating to CAEP has been supplied by CAEP, and all such information relating to Pubco and AIR has been supplied by Pubco. Information provided by either CAEP or Pubco does not constitute any representation, estimate or projection of any other party. This document is a proxy statement of CAEP for the extraordinary general meeting. CAEP has not authorized anyone to give any information or make any representation about the Business Combination or the parties thereto, including CAEP, that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

AIR Limited

Consolidated financial statements

for the year ended 31 December 2024

AIR Limited

Consolidated financial statements

for the year ended 31 December 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Air Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Air Limited and its subsidiaries (the “Company”) as of 31 December 2024 and 2023, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers Limited Partnership Dubai Branch

Dubai, United Arab Emirates

12 December 2025

We have served as the Company's auditor since 2022.

AIR Limited

Consolidated statement of financial position

		As at 31 December
		2024 (i)	2023 (i)
	Note	$000	$000
ASSETS
Non-current assets
Property, plant and equipment	14	28,639	31,113
Right-of-use assets	15	12,192	10,510
Intangible assets	16	360,268	347,970
Investment property	19	382	382
Other financial assets at FVTPL	20	—	2,640
Deferred tax assets	22	38,192	55,262
		439,673	447,877
Current assets
Inventories	23	55,348	55,739
Trade and other receivables	24	89,109	121,573
Advance tax		185	1,026
Cash and cash equivalents	25	71,702	51,158
Assets classified as held for sale	3	—	3,339
		216,344	232,835
Total assets		656,017	680,712
LIABILITIES
Non-current liabilities
Other interest-bearing loans and borrowings	26	250,298	319,927
Lease liabilities	26	10,754	10,384
Employee benefits	28	6,671	7,393
Payables relating to acquisitions	21	140	2,378
Deferred tax liabilities	22	506	4,305
		268,369	344,387
Current liabilities
Other interest-bearing loans and borrowings	26	136,704	134,544
Lease liabilities	26	2,179	1,046
Trade and other payables	27	84,936	69,851
Tax payable		4,370	2,177
Provisions	29	—	585
Payables relating to acquisitions	21	7,180	2,500
		235,369	210,703
Total liabilities		503,738	555,090
Net assets		152,279	125,622
EQUITY
Capital and reserves
Share capital	30	966,563	957,321
Share premium	30	37,593	30,596
Merger reserve	2	(1,100,361)	(1,100,361)
Translation reserve	30	8,976	11,090
Other reserve	30	22,489	24,013
Retained earnings		217,019	195,202
Equity attributable to the equity holder of the Company		152,279	117,861
Non-controlling interests	37,17	—	7,761
Net equity		152,279	125,622

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions

The accompanying notes are an integral part of these consolidated financial statements.

AIR Limited

Consolidated statement of comprehensive income

		For the years ended 31 December
		2024 (i)	2023 (i)
	Note	$000	$000
Revenue	4	376,638	364,029
Cost of sales	6	(159,009)	(163,558)
Gross profit		217,629	200,471
Distribution expenses	8	(52,567)	(53,005)
Administrative expenses	7	(71,429)	(57,696)
Impairment loss on trade and other receivables	32	(1,188)	(9,530)
Impairment losses property, plant and equipment	14	—	(1,177)
Impairment losses on intangible assets	16	(881)	—
Other operating income		515	866
Other losses	9	(1,051)	(3,898)
Operating profit		91,028	76,031
Finance income	12	4,315	4,377
Finance costs	12	(38,333)	(52,841)
Profit before taxation		57,010	27,567
Taxation	13	(22,924)	26,733
Profit for the year		34,086	54,300
Other comprehensive income
Items that may be reclassified to profit or loss:
Foreign currency translation differences – foreign operations		(2,114)	10,261
Other comprehensive income for the year, net of income tax		(2,114)	10,261
Total comprehensive income for the year		31,972	64,561
Profit for the year attributable to:
Shareholders of the Company		34,120	53,748
Non-controlling interests		(34)	552
		34,086	54,300
Total comprehensive income attributable to:
Shareholders of the Company		32,006	64,009
Non-controlling interests		(34)	552
		31,972	64,561
Earnings per share for profit attributable to the ordinary equity holders of the Company:		$—	$—
Basic earnings per share	31	0.687	1.092
Diluted earnings per share	31	0.685	1.086

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions

The accompanying notes are an integral part of these consolidated financial statements.

AIR Limited

Consolidated statement of changes in equity

	Equity attributable to the equity holder of the Company
	Share capital	Share premium	Merger reserve	Translation reserve	Other reserve	Retained Earnings (i)	Total attributable to the equity holder of the Company	Non- controlling interests	Net equity
	$000	$000	$000	$000	$000	$000	$000	$000	$000
Balance at 1 January 2024 (as previously reported)	957,321	30,596	(1,100,361)	11,090	24,013	196,438	119,097	7,761	126,858
Correction of misstatement (i)	—	—	—	—	—	(1,236)	(1,236)	—	(1,236)
Revised Balance at 1 January 2024	957,321	30,596	(1,100,361)	11,090	24,013	195,202	117,861	7,761	125,622
Total comprehensive income for the year
Profit for the year (i)	—	—	—	—	—	34,120	34,120	(34)	34,086
Other comprehensive income:
Foreign exchange translation difference – foreign operations	—	—	—	(2,114)	—	—	(2,114)	—	(2,114)
Total comprehensive income for the year	—	—	—	(2,114)	—	34,120	32,006	(34)	31,972

Transactions with shareholders
Equity-settled share-based payments (Note 28)	—	—	—	—	11,794	—	11,794	—	11,794
Share based awards vested in the period (Note 30)	7,558	5,760	—	—	(13,318)	—	—	—	—
Acquisition of non-controlling interests (Note 17)	1,684	1,237	—	—	—	497	3,418	(7,727)	(4,309)
Change in the Group’s ownership in existing subsidiary (Note 3)	—	—	—	—	—	(12,800)	(12,800)	—	(12,800)
Balance at 31 December 2024 (i)	966,563	37,593	(1,100,361)	8,976	22,489	217,019	152,279	—	152,279

Balance at 1 January 2023 (As previously reported)	954,152	27,637	(1,100,361)	829	21,856	141,803	45,916	7,337	53,253
Correction of misstatement (i)	—	—	—	—	—	(279)	(279)	—	(279)
Revised Balance at 1 January 2023	954,152	27,637	(1,100,361)	829	21,856	141,524	45,637	7,337	52,974
Profit for the year (i)	—	—	—	—	—	53,748	53,748	552	54,300
Other comprehensive income:
Foreign exchange translation difference – foreign operations	—	—	—	10,261	—	—	10,261	—	10,261
Total comprehensive income for the year	—	—	—	10,261	—	53,748	64,009	552	64,561

Transactions with shareholders
Equity-settled share-based payments (Note 28)	—	—	—	—	8,285	—	8,285	—	8,285
Share based awards vested in the period (Note 30)	3,169	2,959	—	—	(6,128)	—	—	—	—
Change in the Group’s ownership in existing subsidiary	—	—	—	—	—	(70)	(70)	(128)	(198)
Balance at 31 December 2023 (i)	957,321	30,596	(1,100,361)	11,090	24,013	195,202	117,861	7,761	125,622

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions

The accompanying notes are an integral part of these consolidated financial statements.

AIR Limited

Consolidated statement of cash flows

		As at 31 December
		2024 (i)	2023 (i)
	Note	$000	$000
Cash flows from operating activities
Profit for the year		34,086	54,300
Adjustments for:
Depreciation and amortisation	14,15,16	17,648	16,368
Income tax expense / (income)	13	22,924	(26,733)
Finance income	12	(3,862)	(4,377)
Finance costs	12	38,333	42,869
Gain on disposal of property, plant and equipment		(62)	(55)
Impairment losses on intangible assets	16	881	—
(Gain) / loss on disposal of right-of-use assets	15	(32)	49
Provision for slow-moving items – net	23	(576)	4,405
Impairment losses on financial assets	32	1,188	9,530
Impairment losses on property, plant and equipment	14	—	1,177
Equity settled share-based payments	28	9,820	8,285
Provisions formed	29	—	440
Exchange (gain) / loss – net		(2,340)	10,789
VAT written off	9	1,051
Loss on disposal of a subsidiary		—	2,217
Current service costs	28	2,373	1,348
		121,432	120,612
Changes in working capital:
Decrease / (increase) in trade and other receivables		24,470	(29,327)
Decrease / (increase) in inventories		1,160	(3,690)
Increase / (decrease) in trade and other payables		16,227	(8,573)
Operating cash flows before payments for employee benefits and payments for income tax		163,289	79,022
Income tax paid		(9,330)	(12,316)
Employee benefits paid	28	(3,094)	(1,727)
Net cash generated from operating activities		150,865	64,979

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions

The accompanying notes are an integral part of these consolidated financial statements.

AIR Limited

Consolidated statement of cash flows (continued)

		As at 31 December
		2024	2023
	Note	$000 (i)	$000 (i)
Cash flows from investing activities
Proceeds from sale of property, plant and equipment		95	1,062
Interest received	12	430	127
Investment in convertible loan	3	—	(3,339)
Payment made for acquisitions	21,38	(3,500)	(293)
Acquisition of property, plant and equipment	14	(3,480)	(4,016)
Acquisition of intangible assets	16	(18,936)	(11,791)
Changes in cash - assets held for sale		—	138
Proceeds from disposal of subsidiaries – net of cash	3	(786)	1,555
Net cash used in investing activities		(26,177)	(16,557)
Cash flows from financing activities
Proceeds from loan	26	—	21,500
Proceeds from interest rate swap	12	6,299	4,985
Interest paid on loans and borrowings	26	(35,074)	(39,690)
Interest paid on lease liabilities	26	(739)	(545)
Transaction with non-controlling interest	37	(2,629)	(198)
Employee share-based payments consideration received	28	1,974	—
Repayment of borrowings	26	(70,710)	(56,425)
Payment of lease liabilities	26	(3,265)	(3,168)
Payments for share buyback	30	—	(21,150)
Net cash used in financing activities		(104,144)	(94,691)
Net increase / (decrease) in cash and cash equivalents		20,544	(46,269)
Cash and cash equivalents at beginning of the year		51,158	97,427
Cash and cash equivalents at 31 December		71,702	51,158

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions

Refer to Note 15 and 26 for non-cash transactions pertaining to additions of right-of-use assets and lease liabilities.

The accompanying notes are an integral part of these consolidated financial statements.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

1.
General information and accounting policies
1.1.
Basis of preparation

The consolidated financial statements consolidate the results of the Company and its subsidiaries (together referred to as the “Group”). The consolidated financial statements have been prepared and approved by the Directors in accordance with IFRS Accounting Standards, interpretations issued by the IFRS Interpretation Committee (‘IFRS IC’) applicable to companies reporting under IFRS Accounting Standards.

The consolidated financial statements comply with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these consolidated financial statements. The Company’s principal activity during the period was that of holding company. The Group specialises in the manufacture and distribution of molasses. AIR Limited is a private company incorporated, domiciled and registered in Jersey. The registered number is 129914 and the registered address is 22 Grenville Street, St Helier, JE4 8PX, Jersey.

The preparation of the consolidated financial statements requires the Company to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the date of the financial statements. The key estimates and assumptions are set out in the accounting policies below, together with the related notes to the accounts.

Judgements made by the Company, in the application of these accounting policies that have significant effect on the consolidated financial statements and estimates with a significant risk of material adjustment in the next year are discussed in Note 39.

These financial statements were authorized for issue by the Board on 11 December 2025.

1.2.
Material accounting policies
1.2.1.
Change in accounting policy
(a)
New and amended standards adopted by the Group – The Group has applied the following amendments for the first time for their annual reporting period commencing 1 January 2024:
•
Classification of Liabilities as Current Non-current and Non-current liabilities with covenants
•
– Amendments to IAS 1
•
Lease liability in sale and leaseback – Amendments to IFRS 16
•
Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

The amendments listed above did not have a significant impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods.

(b)
New standards and interpretations not yet adopted

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure of Financial Statements (“IFRS 18”). IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance and providing management-defined performance measures within the financial statements. The new standard is effective for annual reporting periods beginning on or after 1 January 2027, with earlier application permitted.

The Group plans to adopt IFRS 18 on its effective date and is currently in the process of assessing the impact of the adoption.

1.2.2.
Measurement convention

The consolidated financial statements are prepared on the historical cost basis unless otherwise stated.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

1.2.3.
Going concern

The consolidated financial statements have been prepared on a going concern basis which the Directors consider to be appropriate for the following reasons:

•
The Directors have prepared detailed forecasts, including income statements, balance sheets and cashflows for a period of at least 12 months from the date of approval of these consolidated financial statements which indicate that, taking account of reasonably possible downsides scenarios, the Group and Company will have sufficient funds to meet its liabilities as they fall due for that period (“the forecast period”).
•
Forecasts have been prepared and consider a range of possible scenarios, including plausible downside scenarios. In such scenarios, the Group will continue to be profitable, cash generative and remain in compliance with all financial covenants over the forecast period. The Directors considered this appropriate, noting the Group’s continued growth, strong cash generation potential and the Group’s new business pipeline, while also remaining cognisant of the residual uncertainty in the macro-economic environment. After careful consideration of these downside scenarios, the Directors are satisfied that the Group’s existing resources are adequate to meet its requirements over the forecast period.
•
The Group reported a profit for the year ended 31 December 2024 of $34,086, compared with a $54,300 profit in the prior year, had positive operating cashflows of $150,865 (2023: $64,979), and net current liabilities of $19,025 as at 31 December 2024 (2023: net current assets of $22,132). Net revenue increased, along with an increase in gross profit to 57.8% in 2024 from 55.1% in 2023 due to factory cost savings, improved sales volumes and pricing increases.
•
Consequently, the Directors are confident that the Group and Company will have sufficient funds to continue to meet its liabilities as they fall due for at least 12 months from the date of approval of the consolidated financial statements and therefore have prepared the consolidated financial statements on a going concern basis.
1.2.4.
Basis of consolidation
(a)
Subsidiaries

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all the relevant facts and circumstances in assessing whether it has power over an investee, including:

•
The size of the Group's holding of voting rights relative to the size and dispersion of holdings of the other vote holders;
•
Potential voting rights held by the Group, other vote holders or other parties;
•
Rights arising from other contractual agreements; and
•
Any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group applies the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement and fair value of any pre-existing equity interest in the subsidiary. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

The Group recognises any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date. Any gains or losses arising from such re-measurement are recognised in consolidated statement of comprehensive income. Acquisition related costs are expensed as incurred. Non-controlling interests in the results and equity of

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

subsidiaries are shown separately in the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of financial position respectively.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognised and previously held interest measured is less than the fair value of the net assets of the investee acquired in the case of a bargain purchase, the difference is recognised directly within profit or loss in the consolidated statement of comprehensive income. If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognised in profit or loss.

Any contingent consideration to be transferred by the Group is recognised at fair value at the acquisition date. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Inter-company transactions, balances and unrealised gains on transactions between the Group companies are eliminated. Unrealised losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

Transactions with non-controlling interests that do not result in change of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

The acquirer has a period of time, referred to as the ‘measurement period’, to finalise the accounting for a business combination. The measurement period provides entities with a reasonable period of time to identify, and to determine the value of:

•
the identifiable assets acquired, liabilities assumed and any non-controlling interests in the acquiree.
•
the consideration transferred for the acquiree or other amount used in measuring goodwill (for example, in a business combination achieved without consideration transferred).
•
the equity interest in the acquiree previously held by the acquirer.
•
the goodwill recognised, or a bargain purchase gain.

The measurement period ends on the earlier of the date when the acquirer receives the information that it needs (or determines that it cannot obtain the information) and one year after the acquisition date.

(b)
Acquisitions from entities under common control

Predecessor carrying values are the carrying values related to the acquired entity. They are generally the carrying amounts of assets and liabilities of the acquired entity from the consolidated financial statements of the highest entity that has common control for which consolidated financial statements are prepared.

The Group accounts for business combinations under common control using the widely known method of predecessor accounting. The principles of predecessor accounting are:

•
Assets and liabilities of the acquired entity are stated at predecessor carrying values. Fair value measurement is not required.
•
No new goodwill arises in predecessor accounting.
•
Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entity at the date of the transaction is included in equity in retained earnings or in a separate reserve.
•
No impact in the consolidated financial statements of the Group.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

The acquired entity’s results and consolidated statement of financial position are incorporated as if both entities (acquirer and acquiree) had always been combined, or using the results from the date when either entity joined the Group, where such a date is later.

(c)
Distribution under the direction of shareholder

Should the Group make non-monetary distributions to the shareholders at the carrying value, the difference between the nominal consideration and carrying value of assets transferred is recorded in equity in the consolidated financial statements.

1.2.5.
Functional and presentational currency

These consolidated financial statements are presented in United States Dollars (“USD”), which is the Group’s presentational currency and the functional currency of the majority of its subsidiaries. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

1.2.6.
Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the consolidated statement of comprehensive income over the period of the borrowings using the effective interest method. Fees paid on the inception of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down and the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a pre-payment and amortised over the period of the facility to which it relates.

1.2.7.
Foreign currency

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the consolidated statement of financial position date are retranslated to the functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the consolidated statement of comprehensive income.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are retranslated to the functional currency at foreign exchange rates ruling at the dates the fair value was determined.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to the Group’s presentational currency, USD, at foreign exchange rates ruling at the consolidated statement of financial position date. The revenues and expenses of foreign operations are translated at an average rate for the year where this rate approximates to the foreign exchange rates ruling at the dates of the transactions.

Exchange differences arising from this translation of foreign operations are reported as an item of other comprehensive income and accumulated in the translation reserve or non-controlling interest, as the case may be. When a foreign operation is disposed of, such that control, joint control or significant influence (as the case may be) is lost, the entire accumulated amount in the translation reserve, net of amounts previously attributed to non-controlling interests, is recycled to profit or loss as part of the gain or loss on disposal.

When the Group disposes of only part of its interest in a subsidiary that includes a foreign operation while still retaining control, the relevant proportion of the accumulated amount is reattributed to non-controlling interests. When the Group disposes of only part of its investment in an associate or joint venture that includes a foreign operation while still retaining significant influence or joint control, the relevant proportion of the cumulative amount is recycled to profit or loss.

1.2.8.
Financial instruments
(a)
Recognition and initial measurement

Trade receivables and debt securities issued are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Group becomes a party to the contractual provisions of the instrument. A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

at fair value plus, for an item not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

(b)
Classification and subsequent measurement
(i)
Financial assets

Classification

On initial recognition, a financial asset is classified as measured at: amortised cost; FVOCI (fair value through other comprehensive income) – debt investment; FVOCI – equity investment; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortised cost if it meets both of the following conditions:

•
it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions:

•
it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis. All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Transaction costs for instruments at FVTPL are expensed in consolidated statement of comprehensive income.

Cash and cash equivalents

In the consolidated statement of cash flows, cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments, which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, with original maturities of three months or less.

Subsequent measurement and gains and losses

Financial assets at FVTPL - these assets (other than derivatives designated as hedging instruments) are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.

Financial assets at amortised cost - These assets are subsequently measured at amortised cost using the effective interest method. The amortised cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.

Debt investments at FVOCI - these assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI - these assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

(ii)
Financial liabilities and equity

Financial instruments issued by the Group are treated as equity only to the extent that they meet the following two conditions:

1.
they include no contractual obligations upon the Group to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party under conditions that are potentially unfavourable to the Group; and
2.
where the instrument will or may be settled in the Group’s own equity instruments, it is either a non-derivative that includes no obligation to deliver a variable number of the Group’s own equity instruments or is a derivative that will be settled by the Group’s exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments.

To the extent that this definition is not met, the proceeds of issue are classified as a financial liability. Where the instrument so classified takes the legal form of the Group’s own shares, the amounts presented in these consolidated financial statements for called up share capital and share premium account exclude amounts in relation to those shares.

Financial liabilities are classified as measured at amortised cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative, or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognised in profit or loss. Other financial liabilities are subsequently measured at amortised cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognised in profit or loss. Any gain or loss on derecognition is also recognised in profit or loss.

Intra-group financial instruments

Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within the Group, the Company considers these to be insurance arrangements and accounts for them as such. In this respect, the Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

(c)
Impairment

The Group recognises loss allowances for expected credit losses (ECLs) on financial assets measured at amortised cost and contract assets (as defined in IFRS 15).

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

The Group has identified the inflation rate of the respective country in which it operates as the most relevant factor, and accordingly adjusts the loss rates based on expected changes in these factors. The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 90 days past due. The Group measures loss allowances at an amount equal to lifetime ECL, except for bank balances, refundable deposits, advance payment to suppliers, advance payment for acquisitions (Note 38), interest receivable and other receivables, for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition, which are measured as 12-month ECL.

Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime ECL. Trade receivables and contract assets with significant financing component are measured using the general model described above. The Group considers a financial asset to be in default when:

-
the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held); or
-
the financial asset is more than 180 days past due.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument. 12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk. Impairment losses are presented as separate line item within consolidated statement of comprehensive income.

(i)
Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset. Credit losses are adjusted for forward looking factor.

(ii)
Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortised cost and debt securities at FVOCI are credit impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

(iii)
Write-offs

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. The Group initially assesses a receivable for write-off when a debtor fails to make contractual payments greater than 360 days past due. Trade receivables are written off when there is no reasonable expectation of recovery, such as a debtor failing to engage in a repayment plan with the Group. Where receivables have been written off, the Group continues to engage in activity to attempt to recover the receivable due. Where recoveries are made, these are recognised in the consolidated statement of comprehensive income.

(d)
Derecognition
(i)
Financial assets

The Group derecognises a financial asset when:

-
the contractual rights to the cash flows from the financial asset expire; or
-
it transfers the rights to receive the contractual cash flows in a transaction in which either substantially all of the risks and rewards of ownership of the financial asset are transferred; or the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognised in its consolidated statement of financial position but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognised.

(ii)
Financial liabilities

The Group derecognises a financial liability when its contractual obligations are discharged or cancelled or expire. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.

1.2.9.
Property, plant and equipment

All items of property, plant and equipment are stated at historical cost less accumulated depreciation and impairment, if any. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance costs are recognised in the consolidated statement of comprehensive income during the financial period in which they are incurred. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

Capital work in progress is stated at cost and not depreciated until such time the assets are ready for intended use and transferred to the respective category under property, plant and equipment Properties under construction for production or administrative purposes, or for purposes not yet determined, are carried at cost, less any recognised impairment loss. Cost includes professional fees and, for qualifying assets, borrowing costs capitalised in accordance with the Group's accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within other operating income in the consolidated statement of comprehensive income. Capital work in progress is stated at cost and includes equipment that is being developed for future use. When commissioned, capital work in progress is transferred to appropriate category of property and equipment and depreciated in accordance with the Group’s policies.

Specific borrowing costs directly attributable to the construction of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets is substantially ready for their intended use or sale. All other borrowing costs are recognised as expense in the consolidated statement of comprehensive income in the period in which they are incurred. Depreciation is charged to the consolidated statement of comprehensive income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Land is not depreciated. The estimated useful lives are as follows:

Assets	Years
Buildings	20
Vehicles	4 – 5
Tools, machines and other	4 – 10
Fixtures and IT equipment	4 – 10
Leasehold improvements	shorter of lease term or 5 years

1.2.10.
Business combinations

All business combinations are accounted for by applying the acquisition method. Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group.

To identify a business combination, the Group determines whether a particular set of activities and assets is a business by assessing whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group has an option to apply a 'concentration test' that permits a simplified assessment of whether an acquired set of activities and assets is not a business. This election can be applied on a transaction-by-transaction basis. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The Group measures goodwill at the acquisition date as:

•
the fair value of the consideration transferred; plus
•
the recognised amount of any non-controlling interests in the acquiree; plus
•
the fair value of the existing equity interest in the acquiree; less
•
the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognised immediately in profit or loss.

On a transaction-by-transaction basis, the Group elects to measure non-controlling interests, which have both present ownership interests and are entitled to a proportionate share of net assets of the acquiree in the event of liquidation, either at its fair value or at its proportionate interest in the recognised amount of the identifiable net assets of the acquiree at the acquisition date. All other non-controlling interests are measured at their fair value at the acquisition date.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

1.2.11.
Intangible assets and goodwill

The Group accounts for intangible assets and goodwill in accordance with IAS 38 ‘Intangible Assets.’

(a)
Goodwill

Goodwill acquired in a business combination is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment in the investee.

(b)
Other intangible assets arising on acquisition

On acquisition, intangible assets other than goodwill are recognised if they can be identified through being separable from the acquired entity or arising from specific contractual or legal rights. Once recognised, such intangible assets will be initially valued using an appropriate methodology and subsequently stated at cost less accumulated amortisation and accumulated impairment losses.

(c)
Internally generated intangible assets

Expenditure on research activities is recognised in the consolidated statement of comprehensive income as an expense as incurred.

Expenditure on development activities is capitalised only if a project meets all of the following criteria: (a) the product or process is technically and commercially feasible, (b) the Group intends to and has the technical ability and sufficient resources to complete development, (c) the Group can demonstrate its ability to use or sell the product or process, (d) future economic benefits are probable, (e) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and (f) the Group can measure reliably the expenditure attributable to the intangible asset during its development. Development activities involve a plan or design for the production of new or substantially improved products or processes. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads and capitalised borrowing costs. Other development expenditure is recognised in the consolidated statement of comprehensive income as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation and less accumulated impairment losses.

(d)
OOKA

Capitalised costs of OOKA consists of costs of know-how of the brand “Ooka” acquired by the Company and the expenditure incurred on the development activities of the product Ooka only if they meet the all of the following criteria: a) the product is technically and commercially feasible, (b) the Group intends to and has the technical ability and sufficient resources to complete development, (c) the Group can demonstrate its ability to use or sell the product, (d) future economic benefits are probable, (e) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and (f) the Group can measure reliably the expenditure attributable to the product during its development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads and capitalised borrowing costs. Other development expenditure is recognised in the consolidated statement of comprehensive income as an expense as incurred. Once capitalised, the intangible assets are stated at costs less accumulated amortisation and accumulated impairment if any.

(e)
Other intangible assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and accumulated impairment losses.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

(f)
Amortisation

Amortisation is charged to the consolidated statement of comprehensive income on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Intangible assets with an indefinite useful life and goodwill are systematically tested for impairment at each statement of financial position date. Other intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

Assets	Years
KM Distribution rights	indefinite life
Distribution rights (excluding KM Distribution)	15
Customer relationships	10 - 15
OOKA	5 - 15
Websites, trademarks, non-compete agreements, brand name, software (other intangibles)	5 - 10
Domains	5

1.2.12.
Investment property

The Group classifies land that is held for long-term rental yields and / or for capital appreciation as investment properties in accordance with IAS 40 ‘Investment Property’. Investment properties are initially recognised at cost.

The Group assesses the carrying amount of its investment properties for impairment whenever there is an indication that the carrying amount may not be recoverable. The carrying amount is compared to the estimated recoverable amount, which is the higher of the property's fair value less costs to sell and its value in use. If the carrying amount exceeds the estimated recoverable amount, the investment property is written down to its estimated recoverable amount.

Investment property is derecognised when it is disposed of or when no future economic benefits are expected from its use or disposal. The gain or loss on disposal is calculated as the difference between the net disposal proceeds and the carrying amount of the investment property and is recognised in the consolidated statement of comprehensive income.

1.2.13.
Inventories

Inventories are stated at the lower of cost and estimated net realisable value. Cost is based on the weighted average principle and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity. Net realisable value is the estimate of the selling price in the ordinary course of business, less applicable variable selling expenses. Goods in transit are inventory items that have been shipped but have not yet arrived at the destination warehouse or store as of the reporting date. They are valued based on the purchase price and other costs directly attributable to bringing the goods to their current location.

1.2.14.
Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets (property, plant and equipment, intangible assets, right-of-use assets and investment property) are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or not yet available for use, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units, or (“CGU”). Subject to an operating segment ceiling test, for the purposes of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

An impairment loss is recognised if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

1.2.15.
Employee benefits
(a)
Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a social security institution in connection with government pension plans in various countries where the Group operates and will have no legal or constructive obligation to pay further amounts once the contributions are paid. Obligations for contributions to defined contribution pension plans are recognised as an expense in the consolidated statement of comprehensive income in the periods during which services are rendered by employees.

(b)
Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. In accordance with labour laws prevailing in the countries in which the Company and its subsidiaries operate, the Group provides end of service benefits to its employees. The entitlement to these benefits is usually based upon the employees’ salary and length of service, subject to the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment.

The Group provides post-employment defined benefit plans under several jurisdictions in which the Group operates. However, the major jurisdiction in which employees end of service benefits are accrued is the United Arab Emirates. These benefits are currently un-funded. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit method.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in the period in which they occur, directly in other comprehensive income. They are included in the retained earnings in the consolidated statement of changes in equity. Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognised immediately in the consolidated statement of comprehensive income as past service costs.

The interest cost component is expensed to the consolidated statement of comprehensive income is calculated by applying the discount rate to the balance of the defined benefit obligation. The defined benefit liability comprises the present value of the defined benefit obligations which is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used. The Group has not currently allocated any assets to such plans.

(c)
Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognised for the amount expected to be paid under short-term benefit plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(d)
Share-based payment transactions

Share-based payment arrangements in which the Group receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Group.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

The grant date fair value of share-based payments awards granted to employees is recognised as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The fair value of the awards granted is measured using the fair value of the shares and / or option valuation model as appropriate, taking into account the terms and conditions upon which the awards were granted. The amount recognised as an expense is adjusted to reflect the actual number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Share-based payment transactions in which the Group receives goods or services by incurring a liability to transfer cash or other assets that is based on the price of the Group’s equity instruments are accounted for as cash-settled share-based payments. The fair value of the amount payable to employees is recognised as an expense, with a corresponding increase in liabilities, over the period in which the employees become unconditionally entitled to payment. The liability is remeasured at each statement of financial position date and at settlement date. Any changes in the fair value of the liability are recognised as personnel expense in profit or loss.

1.2.16.
Revenue

The Group’s customer contracts generally include a single performance obligation but may include two separate performance obligations for contracts with Business to Business (B2B) customers where shipment of products is considered a separate performance obligation from the associated product sale. Revenue is measured based on the consideration specified in a contract with a customer. For contracts containing two separate performance obligations, the total transaction price is allocated to each performance obligation in an amount based on the estimated relative standalone selling price of the promised good or service. The transaction price is primarily fixed but can be variable due to impacts from products with a right of return, rebates and other similar discounts and incentives to customers. When the transaction price is variable, the Group recognises revenue only to the extent that it is highly probably that a significant revenue reversal will not occur when the uncertainty with the variable consideration is subsequently removed.

The Group recognises revenue when it transfers control over a good or service to a customer. The following provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms, and the related revenue recognition policies.

(a)
Tobacco and related products

Dependent on individual contractual terms, customers obtain control of Tobacco Molasses and related products at the point in time at which the goods are dispatched or when the goods are delivered to customers. Invoices are generated at that point in time and revenue is recognised. Invoices are usually payable within 30-90 days. Revenue is recognised when the Group transfers the control of goods to the customer and cash recovery of the consideration is probable, when the associated costs and costs of goods can be estimated reliably, and there is no continuing management control over the goods.

(b)
Logistics services

For B2B and/or Business to Customer (B2C) product sales transactions where the transfer of control occurs upon delivery to the customer and shipping is integrated into the overall performance obligation to provide products to the customer, the Group recognises revenue at a point in time on gross basis due to the Group’s level of control prior to the transfer of the products.

For B2B product sales transactions where the transfer of control occurs upon dispatch from the Group’s warehouse and the Group provides shipment services through third-party providers, shipment of products is considered a separate performance obligation from the associated product sale.

Principal vs. Agent considerations

Performance obligations to provide tobacco and related products where the transfer of control occurs upon delivery to the customer’s premises, and the performance obligation to arrange for shipment of tobacco and related products after transfer of control for tobacco and related products, require evaluation of the nature of the promise to the customer since another party is involved in providing goods and services to the customer to determine if the Group entity is acting as principal and should recognise revenue on a gross basis or is acting as agent and should recognise revenue on a net basis (net of cost).

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

The Group is considered to control the shipping service and primarily responsible for providing the service to the customer when the Group selects and directs the third-party shipping provider to fulfil the shipping service. For any situations where the Group is acting solely as a facilitator and does not assume control or risk over the shipping service after the transfer of control for the products, the seller is considered to be the agent in the arrangement. In these situations, the Group recognises revenue on a net basis for the difference between the gross revenue amount allocated to the performance obligation to arrange for shipping and the amount owed to the shipping provider.

The Group is most commonly the principal in these arrangements and recognises revenue for shipment of products on a gross basis upon delivery to the customer’s location due to the Group’s level of control prior to the transfer of the service. Where the Group is facilitating shipment services but are not in control of the service prior to service transfer to the customer, the Group is the agent in the arrangement and recognises revenue on a net basis upon arranging for shipment.

(c)
Royalty income

Royalty income represents revenue derived from the use of intangible assets owned by the Group, such as brand names, trademarks, licensed know-how and intellectual property rights. Royalty income is recognised when the following conditions are met:

(i)
The Group has transferred the significant risks and rewards associated with the intangible asset to the licensee.
(ii)
It is probable that the economic benefits associated with the royalty income will flow to the Group.
(iii)
The amount of revenue can be reliably measured.

Revenue is measured at the fair value of the consideration received or receivable. The fair value is determined based on the terms of the agreement with the licensee.

Royalty income is recognised at a point in time or over time based on the contractual agreements with the counterparty. Invoices are generated according to the standard contracting terms and payable within the agreed contractual period.

1.2.17.
Financing income and costs

Financing costs include interest charges on financial liabilities measured at amortised cost, interest charges on lease liabilities recognised in profit or loss, and net foreign exchange losses that are recognised in the consolidated statement of comprehensive income (see foreign currency accounting policy). Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial time to be prepared for use, are capitalised as part of the cost of that asset.

Financing income comprises interest income

Interest income and interest payable is recognised in profit or loss as it accrues, using the effective interest method.

1.2.18.
Provisions

A provision is recognised in the consolidated statement of financial position when the Group has a present legal or constructive obligation as a result of a past event, that can be reliably measured, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects risks specific to the liability.

1.2.19.
Taxation

Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognised in the consolidated statement of comprehensive income except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity. For income tax arising on dividends, the related tax is recognised in the consolidated statement of comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the statement of financial position date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of goodwill; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit other than in a business combination, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised.

The Group recognises tax liabilities or assets for uncertain tax positions when it is probable that a liability will be incurred or an asset will be realised, and the amount can be reliably estimated. The Group reviews uncertain tax positions on a regular basis, and any changes are recognised in the consolidated statement of comprehensive income.

The accounting policy for taxation is applied consistently to all subsidiaries and branches of the Group. Any changes in the policy are applied retrospectively and disclosed in the consolidated financial statements.

1.2.20.
Non-current asset classified as held for sale and discontinued operations

A non-current asset or a group of assets containing a non-current asset (a disposal group) is classified as held for sale if its carrying amount will be recovered principally through sale rather than through continuing use, it is available for immediate sale and sale is highly probable within one year

On initial classification as held for sale, non-current assets and disposal groups are measured at the lower of previous carrying amount and fair value less costs to sell with any adjustments taken to profit or loss. The same applies to gains and losses on subsequent remeasurement although gains are not recognised in excess of any cumulative impairment loss. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on pro rata basis, except that no loss is allocated to financial assets, deferred tax assets and employee benefit assets, which continue to be measured in accordance with the Group’s accounting policies. Intangible assets and property, plant and equipment once classified as held for sale or distribution are not amortised or depreciated.

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the profit and loss and net cashflows attributable to the operating and investing activities of these operations are disclosed as discontinued operations and the consolidated statement of comprehensive income and respective notes are re-presented accordingly.

Excise tax

Excise tax represents a government-imposed tax on the sale of specific goods or services. The Group recognises excise tax in accordance when the following conditions are met: the Group has a present obligation to pay the excise tax as a result of past transactions or events; it is probable that an outflow of economic benefits will be required to settle the obligation; and the amount of the obligation can be reliably measured.

Excise tax may vary depending on the different tax regimes in various jurisdictions. Excise tax is recognised at the time of import the goods, production or sale depending on the country regulation and entity operation. The amount is based on the applicable tax rate and the value of the underlying transaction subject to excise tax. Excise tax is recognised within assets accounts in the consolidated financial statements when the taxable event occurs, and it’s not included either in sales or cost of sales for the purpose of preparation of the consolidated financial statements.

1.2.21.
Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the year which are unpaid. The amounts are unsecured and are usually paid within 30 to 90 days of recognition. Trade payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

1.2.22.
Leases

At the inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

(a)
As a lessee

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise the following:

-
fixed payments, including in-substance fixed payments;
-
variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
-
amounts expected to be payable under a residual value guarantee;
-
the exercise price under a purchase option that the Group is reasonably certain to exercise;
-
lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option; and
-
penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in the lease term, change in future lease payments arising from a change in an index or rate, there is a change in the Group's estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, to the extent that the right-of-use asset is reduced to nil, with any further adjustment required from the remeasurement being recorded in profit or loss. The Group leases various land and buildings comprising warehouses and office space. Rental contracts are typically made for fixed periods of 3 to 10 years but may have extension options as described below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not typically impose any covenants.

(b)
Short-term leases and leases of low-value assets

The Group has elected not to recognise right-of-use assets and lease liabilities for lease of low-value assets (less than $5) and short-term leases (less than 12 months). The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(c)
As a lessor

At inception or on modification of a contract that contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract applying IFRS 15.

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

The Group applies the derecognition and impairment requirements in IFRS 9 to the net investment in the lease (see the financial instruments note). The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease. The Group recognises lease payments received under operating leases as income on a straight-line basis over the lease term as part of 'other operating income'.

(d)
Lease acquired in a business combination

For leases acquired in a business combination, the Group measures the acquired lease liability at the present value of the remaining lease payments, as if the acquired lease were a new lease at the acquisition date. The right-of-use asset is measured at acquisition at the same amount as the lease liability, adjusted to reflect favourable or unfavourable terms of the lease when compared with market terms.

1.2.23.
Borrowing costs

The Group recognises borrowing costs as an expense in the period in which they are incurred, except to the extent that they are directly attributable to the acquisition, construction, or production of a qualifying asset, in which case they are capitalised as part of the cost of that asset.

Borrowing costs that are directly attributable to the acquisition, construction, or production of a qualifying asset are capitalised as part of the cost of that asset. The capitalisation period commences when the activities to prepare the asset for its intended use or sale are in progress and expenditures and borrowing costs are being incurred. The capitalisation period ends when substantially all the activities necessary to prepare the asset for its intended use or sale are complete.

The amount of borrowing costs capitalised during a period is determined by applying a capitalisation rate to the expenditures on the qualifying asset. The capitalisation rate used is the weighted average cost of borrowings applicable to the Group's borrowing during the period in which the expenditures were incurred.

The capitalisation of borrowing costs ceases when the activities necessary to prepare the asset for its intended use or sale are substantially complete. Any remaining borrowing costs are recognised as an expense in the period in which they are incurred.

The Group's policy for determining the capitalisation rate takes into account the specific borrowing arrangements used to finance the construction of qualifying assets. The capitalisation rate is reviewed and adjusted, if necessary, at the end of each reporting period.

This accounting policy on borrowing costs is applied consistently to all qualifying assets. Any changes in the policy are applied retrospectively and disclosed in the consolidated financial statements.

1.2.24.
Earnings per share ("EPS")

Basic EPS is calculated by dividing the profit for the period attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing the profit for the period attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

1.2.25.
Segment reporting

The Group’s operating segments are defined as components of the Group that engage in business activities from which they may earn revenues and incur expenses, including revenues and expenses relating to transactions with other components of the Group. These segments are regularly reviewed by the Group’s Chief Operating Decision Maker (CODM) to make decisions about resource allocation and assess their performance.

A segment is identified based on the internal reporting provided to the CODM and represents a distinguishable component of the Group with discrete financial information available. The CODM evaluates the operating results of these segments to allocate resources and assess performance on the basis of operating profit or loss, which is measured consistently with operating profit or loss in the consolidated financial statements.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

The Group operates through four reportable segments:

(i)
Core – Americas (North and South America) – Includes the production and sale of traditional shisha tobacco and other non-New Growth Categories (“non-NGC”) brands, distributed in the Americas through wholesale, retail, and direct-to-consumer channels.
(ii)
Core - Europe – Includes the production and sale of traditional shisha tobacco under the Al Fakher brand and other non-NGC brands, distributed throughout Europe through wholesale, retail, and direct-to-consumer channels.
(iii)
Core - MEAA – Includes the production and sale of traditional shisha tobacco under the Al Fakher brand and other non-NGC brands, distributed throughout the Middle East, Africa and Asia through wholesale, retail, and direct-to-consumer channels. Core – MEAA also includes various royalty arrangements linked to the Al Fakher brand.
(iv)
New Growth Categories (“NGCs”) – This segment covers the Group’s offering under the OOKA brand (including proprietary devices and related consumables), modern oral nicotine pouches, and both nicotine and non-nicotine inhalation devices under the VANT and Crown Switch brands.
1.2.26.
Dividend distribution

Dividends to the Company's shareholders are recognised in the consolidated financial statements in the period in which the dividends are approved by the Company's shareholders.

2.
Merger reserve

Al-Eqbal Investment Co plc (“EICO”) was under common control of funds managed by Kingsway Capital Partners both before and after 5 November 2020, and as such this group reorganisation had been accounted for as a business combination outside of the scope of a business combination as defined IFRS 3. Book value accounting had been adopted, meaning that the carrying values of the assets and liabilities of the parties to the combination were not adjusted to fair value on consolidation, and the results and cashflows of EICO and the Company were brought into the consolidated financial statements of AIR Limited for the full financial year and its comparative periods.

On 5 November 2020, the shareholders of Al-Eqbal Investment Co plc (“EICO”) transferred 59,750,183 shares from the total share capital of 60,000,000 to Advanced Inhalation Rituals Bidco Limited, which is a wholly owned subsidiary of the Company. A further 143,778 shares were transferred on 8 November 2020, and 26,243 shares on 9 November 2020. The remaining 79,796 shares comprise 49,796 shares to be paid at a later date once released, and 30,000 Director shares which were waived. The total value of the shares amounting to $84,626 was recorded as an investment against merger reserve in the consolidated financial statements.

Certain continuing shareholders of EICO exchanged their 49,040,200 share equity interests in EICO for equity interests in AIR Limited; each share in AIR Limited had nominal value of $19.7456, equating to a total value of $968,328. Other exiting shareholders in EICO exchanged their 10,959,800 share equity interests in EICO for cash at $19.7456 per share, with cash totalling $216,659. EICO became a wholly owned subsidiary of Advanced Inhalation Rituals Bidco Limited, and the Company became the ultimate parent undertaking of the Group. The Company did not trade prior to the Group restructuring involving EICO.

Relating to this 2020 common control transaction between EICO and Advanced Inhalation Rituals Bidco Limited, the merger reserve represents the difference between the nominal or par value of shares issued and the nominal or par value of the shares acquired.

The merger reserve is presented in the equity section of the consolidated statement of financial position as a separate component of shareholders' equity. The balance of the merger reserve is not distributable as dividends or other forms of return to shareholders, except as expressly permitted by applicable laws and regulations.

Significant movements in the merger reserve during the reporting period, including reversals or reclassifications, are disclosed separately in the notes to the consolidated financial statements. The merger reserve is recognised at the date of the merger when the legal combination of entities takes effect. In certain circumstances, such as a subsequent disposal of the acquired shares or a subsequent restructuring, the merger reserve may be reversed or reclassified to another component of equity, subject to compliance with applicable legal and regulatory requirements. Reversals or reclassifications of the merger reserve are recognised directly in equity and are not recognised in the consolidated statement of comprehensive income.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

3.
Disposals of subsidiaries

Current year

(a)
AIR Limited USA

AIR Limited USA, a subsidiary of the Group held an interest in the form of an option in a United States of America (“USA” or “US”) privately held entity engaged in the research and development of new and innovative products.

In December 2023, management committed to a plan to sell its interest in the entity and efforts to sell the entity started in the year. The plan was in line with the Group’s strategy to focus on its existing operations. Consequently, the interest in the entity was classified as held for sale.

On 30 November 2024, the Group distributed its fully owned subsidiary, AIR Limited USA to Pioneer International Group Limited (an entity owned by the same shareholders of Air Limited). The distribution of AIR Limited USA resulted in the derecognition of the investment in this subsidiary. The distribution to owners of $8,319 was recognised in the consolidated statement of changes in equity in the current year.

Identifiable net assets disposed	30 November 2024
Assets held for sale	3,339
Trade and other receivables	4,815
Cash and cash equivalents	165
Net identifiable assets disposed	8,319

AIR Limited USA is not material to the Group’s consolidated financial statements and does not represent a separate line of business or geographical area of operations. Therefore, it is not presented as discontinued operations in the consolidated statement of comprehensive income.

(b)
Advanced Inhalation Rituals Bidco Limited

In the current year, the Group distributed its subsidiary, Advanced Inhalation Rituals Bidco Limited to Pioneer International Group Limited on 31 October 2024. The distribution to owners of $4,481 was recognised in the consolidated statement of changes in equity in the current year. The distribution of Advanced Inhalation Rituals Bidco Limited resulted in the derecognition of the investment in this entity and its subsidiaries, namely:

-
Al Fakher International Co.
-
Al Fakher Tobacco Factory Tutun Mamulleri A S
-
Al Eqbal Investment Co. LLC
-
Al Fakher for Tobacco Trading and Agencies LLC
-
Al Fakher Holding for Tobacco Trading and Agencies

Identifiable net assets disposed	31 October 2024
Property, plant and equipment	1,163
Deferred tax assets	2,711
Trade and other receivables	1,713
Cash and cash equivalents	621
Provisions	(585)
Trade and other payables	(1,142)
Net identifiable assets disposed	4,481

Advanced Inhalation Rituals Bidco Limited is not material to the Group’s consolidated financial statements and does not represent a separate line of business or geographical area of operations. Therefore, it is not presented as discontinued operations in the consolidated statement of comprehensive income.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

Prior year

(a)
Charms for Import and Distribution

On 1 August 2023 the Group entered an agreement with Mr. Nicolas Najib Habib to dispose of its investment in Charms for Import and Distribution for a price of $62 (EGP 1,921,645). The transaction was completed on 6 November 2023 by transfer of assets and liabilities to Mr. Nicolas Najib Habib. Charms for Import and Distribution was not material to the Group’s consolidated financial statements and did not represent a separate line of business or geographical area of operations. Therefore, it was not presented as discontinued operations in the consolidated statement of comprehensive income.

Identifiable net assets disposed	6 November 2023
Assets
Trade and other receivables	8
Inventory	3
Cash and cash equivalents	247
258
Liabilities
Trade and other payables	(196)
Net identifiable assets disposed	62

(b)
Global Arab Trading and Export

On 11 July 2023 the Group appointed a liquidator for the liquidation of Global Arab Trading and Export. The liquidator dissolved and liquidated Global Arab Trading and Export, resulting in the Group’s loss of control on 30 September 2023. Global Arab Trading and Export is not material to the Group’s consolidated financial statements and does not represent a separate line of business or geographical area of operations. Therefore, it is not presented as discontinued operations in the consolidated statement of comprehensive income.

Identifiable net assets disposed	30 September 2023
Assets
Right-of-use assets	10
Trade and other receivables	19
Cash and cash equivalents	180
209
Liabilities
Trade and other payables	(59)
Lease liabilities	(7)
(66)
Net identifiable assets disposed	143
Amount due from liquidator at 31 December 2023	143

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

(c)
KSA subsidiary

On 31 December 2023, the Group liquidated and relinquished control of a subsidiary in Saudi Arabia, Qemmat Al Fakher, and recognised a loss of $2,217 within other losses and gains – net representing the value of net assets at the date of deconsolidation. The subsidiary was not material to the Group’s consolidated financial statements and did not represent a separate line of business or geographical area of operations. Therefore, it was not presented as discontinued operations in the consolidated statement of comprehensive income.

Identifiable net assets disposed	31 December 2023
Assets
Property, plant and equipment	126
Right-of-use assets	48
Cash and cash equivalents	157
Inventories	2,025
Trade and other receivables	467
2,823
Liabilities
Trade and other payables	(473)
Lease liabilities	(54)
Employee benefits	(79)
(606)
Net identifiable assets disposed	2,217

(d)
Spectrum International for Renewable Energy

In June 2021, management committed to a plan to sell its non-core renewable energy business, Spectrum International for Renewable Energy and efforts to sell the disposal group started in the year. The plan was in line with the Group’s strategy to focus on its core operations for sale of tobacco molasses. Consequently, it was classified as held for sale.

In 2021, impairment losses of $1,259 were recorded for write-downs of the disposal group to the lower of its carrying amount and its fair value less costs to sell. The impairment losses have been applied to reduce the carrying amount of property, plant and equipment within the disposal group. An additional amount of $1,009 for impairment loss relating to Spectrum International for Renewable Energy was recognised in 2022. The transaction of disposal has been completed on 27 March 2023 for a consideration of ($2,539).

Spectrum International for Renewable Energy is not material to the Group’s consolidated financial statements and did not represent a separate line of business or geographical area of operations. Therefore, it was not presented as discontinued operations in the consolidated statement of comprehensive income.

27 March 2023
Assets classified as held for sale:
Property, plant and equipment	106
Trade and other receivables	8,160
Cash and cash equivalents	462
Net impairment on assets classified as held for sale	(2,268)
6,460

Liabilities classified as held for sale:	$000
Trade and other payables	82
Short-term loans	886
Long-term loans	2,953
3,921

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

4.
Revenue
(a)
Disaggregation of revenue

The Group generates revenue primarily from the sale of tobacco molasses and collection of royalty income generated from the sale of raw materials, and licensing of its brands for use in related industries. In the prior year, there was also revenue related to the renewable energy business, Spectrum International for Renewable Energy. In the following table, revenue is disaggregated by major products / service lines, primary geographical markets and timing of revenue recognition.

	2024(i)	2023 (i)
	$000	$000
Major products / service lines
Tobacco and related products	335,491	323,199
Royalty from sales of tobacco and related products	38,545	38,246
Logistics services	2,602	2,413
Renewable energy	—	171
	376,638	364,029
Primary geographical markets
MEAA	253,975	235,192
Americas	74,479	88,347
Europe	48,184	40,490
	376,638	364,029
Timing of transfer of goods or services
Products and services transferred at a point in time	366,236	361,445
Products and services transferred over a period of time	10,402	2,584
	376,638	364,029

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions
(b)
Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

		2024 (i)	2023 (i)
	Note	$000	$000
Receivables	24	70,502	100,085
Contract liabilities	27	5,685	3,176

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions

The contract liabilities primarily relate to the advance consideration received from customers. The amount of revenue recognised in the current period from performance obligations satisfied (or partially satisfied) in previous periods was Nil (2023: Nil).

(c)
Transaction price allocated to the remaining performance obligations

The amount of revenue recognised in the current period that was included in the contract liability balance at the beginning of the period was $3,176 (2023: $2,037). There are unsatisfied performance obligations of $5,685 at the year-end (2023: $3,176).

Management expects that the entire transaction price allocated to unsatisfied performance obligations as of 31 December 2024 (2023: 100%) will be recognised as revenue during the next reporting period.

5.
Segment information

The Group's management has identified four reportable operating segments, as reviewed by the CODM, the Executive Committee. For management purposes, the Group is organized into the following divisions:

I.
Core - Americas – Includes the production and sale of traditional shisha tobacco and other non-New Growth Categories (“non-NGC”) brands, distributed in the Americas through wholesale, retail, and direct-to-consumer channels.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

II.
Core - Europe – Includes the production and sale of traditional shisha tobacco under the Al Fakher and other non-NGC brands, distributed throughout Europe through wholesale, retail, and direct-to-consumer channels.
III.
Core - MEAA – Includes the production and sale of traditional shisha tobacco under the Al Fakher and other non-NGC brands, distributed throughout the Middle East through wholesale, retail, and direct-to-consumer channels. Core – MEAA also includes various royalty arrangements linked to the Al Fakher brand
IV.
NGCs – This segment covers the Group’s offering under the OOKA brand (including proprietary devices and related consumables), modern oral nicotine pouches, and both nicotine and non-nicotine inhalation devices under the VANT and Crown Switch brands.

The CODM allocates resources based on adjusted EBITDA performance, which is reported and reviewed monthly. Adjusted EBITDA is a non-IFRS measure defined as earnings before interest, taxes, depreciation, and amortization, further adjusted to exclude items such as non-recurring expenses, share-based compensation and other non operating expenses. Segmental asset information is not provided to the CODM.

Segmental information

	2024
	Core - Americas	Core - Europe	Core - MEAA	New Growth Categories	Total
	$000	$000	$000	$000	$000
Revenue	74,453	46,230	253,112	2,843	376,638
Cost of sales	(27,358)	(26,483)	(98,653)	(6,515)	(159,009)
Gross profit / (loss)	47,095	19,747	154,459	(3,672)	217,629
Adjusted EBITDA	27,748	9,631	110,710	(18,541)	129,548

	2023
	Core - Americas	Core - Europe	Core - MEAA	New Growth Categories	Total
	$000	$000	$000	$000	$000
Revenue	87,036	40,499	232,990	3,504	364,029
Cost of sales	(33,624)	(22,384)	(102,031)	(5,519)	(163,558)
Gross profit / (loss)	53,412	18,115	130,959	(2,015)	200,471
Adjusted EBITDA	31,202	6,135	90,318	(9,964)	117,691

Material Revenue from Customers by Country

	2024	2023
	$000	$000
KSA	77,455	67,214
United States	73,304	87,531
Iraq	46,150	48,246
Rest of World*	179,729	161,038
	376,638	364,029

* No individual country within Rest of World category more than 10% of revenues.

The company attributes revenues from external customers to individual countries based on the country in which the customer is domiciled.

During the year, the Group had one external customer and one group of related party companies that in aggregate each comprised more than 10% of the Group’s revenues totalling $148,228, included in the Core - MEAA segment (2023: one group of related party companies totalling $79,447 included in the Core - MEAA segment).

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

Material non-current assets* by Country

	2024	2023
	$000	$000
United Arab Emirates	301,414	290,739
US	74,203	74,096
United Kingdom	16,815	17,056
Rest of World	8,667	7,702
	401,099	389,593

* These exclude other financial assets at FVTPL, investment property, and deferred tax assets.

Reconciliation of profit for the year to adjusted EBITDA

	2024	2023
	$000	$000
Profit for the year	34,086	54,300
Add / (subtract):
Taxation	22,924	(26,733)
Finance costs	38,333	52,841
Finance income	(4,315)	(4,377)
Depreciation – property, plant and equipment	5,015	7,005
Depreciation - right-of-use assets	3,386	3,024
Amortisation	9,247	6,339
Share based compensations (i)	6,344	5,189
Corporate restructuring costs (ii)	6,305	8,443
Significant provisions, write offs and associated legal costs (iii)	3,372	8,497
Impairment of intangible asset associated with discontinued operations (iv)	881	—
Expenses of discontinued entities (v)	633	—
Inventory charge driven by exceptional regulatory change (vi)	1,305	—
Public company readiness cost (vii)	1,624	3,163
Extra-ordinary supply chain costs (viii)	408	—
Adjusted EBITDA	129,548	117,691

i.
During the period, the Group recognised share-based expenses mainly in relation to the Milestone Incentive Plan (“Milestone”), an equity-settled share-based compensation arrangement established for senior executives in connection with a listing event.
ii.
AIR undertook a comprehensive programme of corporate restructuring initiatives across key markets, including KSA, the UAE, and the USA. These actions included restructuring key operating units, realigning reporting lines, simplifying the organisational structure, and strengthening the overall control environment.
iii.
In the current year these included a one-time VAT expense in the UAE relating to historical input VAT that was deemed non-recoverable. This also includes a write off of dividend receivable from a subsidiary in the current and prior year. The comparative period also included a number of one-off provisions of customer receivables across the USA, and KSA, driven by a strategic shift undertaken during the year.
iv.
The Group recorded an impairment of brand which was discontinued during the current year.
v.
One-off costs arising from the expenses from operations of certain entities in Jordan, Turkey, and the United States that were divested.
vi.
Regulatory changes during the period resulted in certain inventory items becoming unusable and were written down accordingly.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

vii.
Non-recurring costs directly related to public company readiness activities.
viii.
One-off logistics and transportation costs arising from temporary supply chain adjustments driven by the shift from Jeddah port to Dammam port in response to deteriorating geopolitical situation.
6.
Cost of sales

	2024 (i)	2023 (i)
	$000	$000
Raw and packing materials consumed	131,126	130,703
Staff costs (Note 10)	14,031	18,573
Depreciation (Note 14 and 15)	3,957	5,662
Amortisation (Note 16)	3,523	3,056
Freight and associated costs	2,386	2,088
Utilities	1,461	1,383
Maintenance	1,050	708
Consumable and damaged materials	883	878
Fees and subscriptions	157	102
Consultancy and professional fees	137	214
Insurance	99	85
Business travel	77	86
Others	122	20
	159,009	163,558

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions
7.
Administrative expenses

	2024 (i)	2023(i)
	$000	$000
Staff costs (Note 10)	40,537	23,178
Consultancy and professional fees	10,244	12,835
Amortisation (Note 16)	5,147	3,283
Depreciation (Note 14 and 15)	3,995	4,040
Fees and subscriptions	3,473	3,541
Commissions and bank charges	2,113	2,281
Office expenses	1,448	1,696
Business travel	1,095	1,339
Insurance	907	1,003
Rent	685	638
Utilities	546	590
User fees	491	1,048
Consumables and tooling	390	428
Maintenance	280	307
Other	78	1,489
	71,429	57,696

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

8.
Distribution expenses

	2024 (i)	2023(i)
	$000	$000
Staff costs (Note 10)	29,357	25,039
Marketing expenses	14,086	18,399
Freight and associated costs	2,513	2,265
Consultancy and professional fees	1,861	2,193
Business travel	1,306	1,541
Amortisation (Note 16)	577	—
Consumables and samples	479	1,122
Fees and subscriptions	461	420
Depreciation (Note 14 and 15)	449	327
Rent	443	409
Insurance	331	701
Utilities	283	208
Office expenses	280	224
Commissions and bank charges	51	56
Maintenance	90	101
	52,567	53,005

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions
9.
Other losses

	2024	2023(i)
	$000	$000
VAT written off (Note a)	1,051	—
Restructuring and other costs (Note b)	—	2,528
UAE Excise tax claim and penalties (Note c)	—	687
Legal and bank fees (Note d)	—	666
Acquisition related costs	—	5
Other non-recurring items of expense	—	12
	1,051	3,898

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions
(a)
In the current year, $1,051 relating to VAT receivables from prior years was written off, as the receivable could no longer be recovered.
(b)
In the prior year, restructuring and other costs mainly include loss on disposal of subsidiary of $2,217.
(c)
The prior year expense mainly relates to an excise tax audit of $470 which took place in the prior year and minor tax penalties.
(d)
The prior year fees of $666 relates to legal advice obtained on distributor settlements.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

10.
Staff costs

The aggregate payroll costs of persons employed by the Group were as follows:

	2024	2023
	$000	$000
Wages and salaries	53,276	41,894
Employee allowances	15,007	12,889
Share based payments (Note 28)	10,833	8,631
Social security costs	2,436	2,028
End of service benefits (Note 28)	2,373	1,348
	83,925	66,790
Cost of sales (Note 6)	14,031	18,573
Administrative expenses (Note 7)	40,537	23,178
Distribution expenses (Note 8)	29,357	25,039
	83,925	66,790

11.
Remuneration of Directors

	2024	2023
	$000	$000
Directors’ remuneration	6,738	3,246

Only Executive Directors receive salary and associated compensation for their services. Board Directors who are not employees of the Company receive no remuneration for their services, however non-executive Directors are compensated with a fixed quarterly payment for services.

The aggregate of remuneration of the highest paid Director was $3,890 (2023: $3,246), these amounts are mainly related to share-based payments compensation.

12.
Finance income and costs
12.1.
Finance income

	2024	2023
	$000	$000
Interest income	203	—
Interest rate swap income – net	3,659	4,377
Net foreign exchange gain	453	—
	4,315	4,377

12.2.
Finance costs

	2024 (i)	2023
	$000	$000
Interest charges on financial liabilities measured at amortised cost (Note 26)*	37,332	42,019
Unwinding of discount (Note 21)	262	305
Interest charges on lease liabilities (Note 26)	739	545
Net foreign exchange loss	—	9,972
	38,333	52,841

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions

* During the year, $983 (2023: $740) of borrowing costs were capitalised (Note 14 and 16).

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

13.
Taxation
13.1.
Recognised in the consolidated statement of comprehensive income

	2024 (i)	2023 (i)
	$000	$000
UK corporation tax
Current tax on income for the year – foreign tax	12,364	1,428
Adjustments for prior years – foreign tax	—	247
Current tax expense	12,364	1,675
Deferred tax expense
Origination and reversal of temporary differences	10,558	(5,538)
Effect of change in tax rate (including impact of the adoption of UAE corporate tax)	—	(20,277)
Adjustments for prior years	2	(2,593)
Deferred tax expense / (income) (Note 22)	10,560	(28,408)
Total tax expense / (income)	22,924	(26,733)

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions
13.2.
Reconciliation of effective tax rate

The Company is incorporated in Jersey but is not considered a Jersey tax resident. The Company is a UK tax resident company and UK companies are subject to an income tax rate of 25% (2023: 23.5%). It is therefore appropriate to use this rate for reconciliation purposes.

	2024 (i)	2023(i)
	$000	$000
Profit for the year	34,086	54,300
Total tax expense / (income)	22,924	(26,733)
Profit before taxation	57,010	27,567
Tax using the UK corporation tax rate of 25% (2023: 23.5% (weighted average))	14,253	6,478
Losses on which no deferred tax asset was created	5,951	—
Movement in deferred tax on intangible assets (Note 39(b))	7,125	4,173
Adjustment for tax in prior periods	816	(3,485)
Uncertain tax provisions	49	40
Non-deductible expenses – net	(2,530)	(59)
Movement of deferred tax on recognised tax losses	8,208	—
Effect of tax rates in foreign jurisdictions	(10,948)	(5,268)
Reversal of uncertain tax positions	—	(8,335)
Change in tax rate	—	(627)
Impact of the adoption of UAE corporate tax	—	(19,650)
Total tax expense / (income)	22,924	(26,733)

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions

Effective 1 January 2024, the Group’s UAE entities will be subject to a 9% corporate tax rate, unless the entity qualifies and elects to be a free zone entity, thereby subject to a 0% rate on qualifying income.

13.3.
Tax provision

The Group recognises a small uncertain tax provision relating to the US. The Group remains committed to continuously monitoring and reviewing its tax positions to ensure compliance with applicable laws and regulations. Should any uncertainties arise, the Group will assess the situation and take appropriate actions in accordance with relevant accounting standards and legal requirements.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

During the prior year, the Group has deconsolidated a subsidiary as it was liquidated with the Group losing control over the subsidiary. The Group has applied judgement that the uncertain tax provision is no longer probable to be paid to the authorities. Accordingly, the uncertain tax provision of $8,335 was reversed during the year ended 31 December 2023 in the same line item where it was recorded.

14.
Property, plant and equipment

	Land and Buildings (i)	Vehicles	Tools, machines and other	Fixtures and IT equipment	Leasehold improvements	Capital work in progress (ii) (iii)	Total
	$000	$000	$000	$000	$000	$000	$000
Cost
Balance at 1 January 2023(iv)	30,897	1,060	36,525	6,607	133	8,153	83,375
Additions	16	206	163	1,139	482	2,010	4,016
Disposals	—	(376)	(1,348)	(92)	(128)	—	(1,944)
Disposal of subsidiaries (Note 3)	—	(179)	(300)	(285)	—	(1)	(765)
Impact of exchange rates	97	25	439	68	(2)	28	655
Balance at 31 December 2023(iv)	31,010	736	35,479	7,437	485	10,190	85,337
Additions	—	39	380	685	—	2,869	3,973
Disposals	(627)	(52)	(1,542)	(1,540)	—	—	(3,761)
Transfers	393	—	5,602	363	—	(6,358)	—
Disposal of subsidiaries (Note 3)	(1,162)	(31)	(119)	(60)	(3)	—	(1,375)
Impact of exchange rates	(48)	(15)	(258)	(104)	—	(41)	(466)
Balance at 31 December 2024 (iv)	29,566	677	39,542	6,781	482	6,660	83,708

	Land and Buildings (i)	Vehicles	Tools, machines and other	Fixtures and IT equipment	Leasehold improvements	Capital work in Progress (ii) (iii)	Total
	$000	$000	$000	$000	$000	$000	$000
Depreciation and impairment
Balance at 1 January 2023	18,550	1,020	24,385	3,265	104	—	47,324
Depreciation for the year	1,521	184	3,161	2,105	34	—	7,005
Impairment (iv)	—	—	—	—	—	1,177	1,177
Disposals	—	(376)	(371)	(87)	(103)	—	(937)
Disposal of subsidiaries (Note 3)	—	(179)	(272)	(188)	—	—	(639)
Impact of exchange rates	67	19	165	45	(2)	—	294
Balance at 31 December 2023	20,138	668	27,068	5,140	33	1,177	54,224
Depreciation for the year	911	26	2,788	1,193	97	—	5,015
Disposals	(627)	(50)	(1,525)	(1,526)	—	—	(3,728)
Disposal of subsidiaries (Note 3)	—	(31)	(118)	(60)	(3)	—	(212)
Impact of exchange rates	(36)	(3)	(139)	(52)	—	—	(230)
Balance at 31 December 2024	20,386	610	28,074	4,695	127	1,177	55,069
Net book amount
At 31 December 2023 (iv)	10,872	68	8,411	2,297	452	9,013	31,113
At 31 December 2024 (iv)	9,180	67	11,468	2,086	355	5,483	28,639

(i)
Land and buildings include land of $3,797 (2023: $4,960) which is not depreciated.
(ii)
Capital work in progress consists of amounts capitalised relating to manufacturing tools.
(iii)
The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the Group’s general borrowings in the year which was 9.1% (2023: 8.3%). During the year, $493 (2023: nil) of borrowing costs were capitalised.
(iv)
Refer to Note 40, Revisions to the financial statements, for details on the revisions

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

15.
Right-of-use assets

Right-of-use assets comprise leased land and buildings.

	2024 (i)	2023
	$000	$000
Cost
Balance at 1 January	19,894	16,553
Additions (Note 26)	4,872	5,418
Effect due to lease modifications	409	—
Disposal of subsidiaries (Note 3)	—	(311)
Disposals	(6,636)	(2,027)
Impact of exchange rates	(215)	261
Balance at 31 December	18,324	19,894

Depreciation
Balance at 1 January	9,384	8,096
Depreciation charge for the year	3,386	3,024
Disposal of subsidiaries (Note 3)	—	(253)
Disposals	(6,422)	(1,688)
Impact of exchange rates	(216)	205
Balance at 31 December	6,132	9,384

Net book amount
At 31 December	12,192	10,510

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

16.
Intangible assets

	Goodwill	Distribution rights	Customer relationships	OOKA	Other intangibles	Development and IP under construction	Domains	Total
	$000	$000	$000	$000	$000	$000	$000	$000
Cost
Balance at 1 January 2023 (i)	144,389	112,487	34,413	1,750	8,225	53,251	992	355,507
Additions – externally purchased	—	7,273	—	—	—	5,258	—	12,531
Transfers	—	—	—	57,491	—	(57,491)	—	—
Impact of exchange rates	(463)	—	—	—	(83)	—	—	(546)
Balance at 31 December 2023 (i)	143,926	119,760	34,413	59,241	8,142	1,018	992	367,492
Additions – internally developed	—	—	—	68	—	2,027	—	2,095
Additions – externally purchased	—	—	—	—	11,179	9,152	—	20,331
Disposals	(797)	—	—	—	(1,375)	—	(836)	(3,008)
Transfers	—	—	(78)	(1,587)	4,853	(3,188)	—	—
Impact of exchange rates	(4)	—	—	—	(2)	—	—	(6)
Balance at 31 December 2024 (i)	143,125	119,760	34,335	57,722	22,797	9,009	156	386,904

Amortisation and impairment
Balance at 1 January 2023	797	—	9,941	—	1,631	—	836	13,205
Amortisation for the year	—	40	2,523	3,056	689	—	31	6,339
Impact of exchange rates	—	—	—	—	(22)	—	—	(22)
Balance at 31 December 2023	797	40	12,464	3,056	2,298	—	867	19,522
Amortisation for the year (i)	—	485	2,516	3,521	2,694	—	31	9,247
Impairment for the year	—	—	—	—	881	—	—	881
Disposals	(797)	—	—	—	(1,375)	—	(836)	(3,008)
Impact of exchange rates	—	—	—	—	(6)	—	—	(6)
Balance at 31 December 2024	—	525	14,980	6,577	4,492	—	62	26,636

Net book amount
At 31 December 2023 (i)	143,129	119,720	21,949	56,185	5,844	1,018	125	347,970
At 31 December 2024 (i)	143,125	119,235	19,355	51,145	18,305	9,009	94	360,268

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the Group’s general borrowings in the year which was 9.1% (2023: 8.3%). During the year, $490 (2023: $740) of borrowing costs were capitalised. During the year, $629 (2023: $947) of research and development expenditure was recognised as an expense.

During the year ended 31 December 2024, the Group acquired rights in relation to a new technology for $8,000. As at 31 December 2024, $3,000 (Note 21) is unpaid in accordance with the terms of the acquisition agreement and was paid in 2025.

As of 31 December 2024 and 2023, internally developed intangible assets primarily consisted of OOKA and development and IP under construction.

(a)
Change in Cash Generating Units (CGU)

During the current year, management reassessed the composition of the Cash Generating Units (CGUs) within the Core – Americas segment. Previously, the Core – Americas segment were divided into three separate CGUs: Sierra, Romman, and Global Hookah and have been consolidated into a single CGU to reflect the integrated nature of their cash flows and operations.

The change in CGU treatment was made in accordance with IAS 36, Impairment of Assets. Under IAS 36, a CGU is defined as the smallest identifiable group of assets that generates cash inflows largely independent of other assets. Management determined that the cash flows of Sierra, Romman, and Global Hookah are no longer largely independent due to the change in the following factors:

•
Interconnected cash flows: The units share significant revenue streams due to cross-selling and integrated distribution channels;
•
Shared resources: Common logistics, managerial personnel, and marketing efforts have created operational synergies; and
•
Unified strategic direction: The units now operate under a consolidated strategy, with overlapping customer bases and similar risk profiles.

Given these considerations, treating the Core – Americas segment as a single CGU provides a more accurate representation of the financial performance and risks. As such, the recoverable amount of the Core – Americas segment is now assessed as a single CGU for impairment testing. The consolidated CGU’s carrying amount has been tested for impairment, and no impairment loss has been recognised as at 31 December 2024 and 2023.

(b)
Impairment testing for goodwill and indefinite life intangible assets

Goodwill and related intangible assets considered significant in comparison to the Group’s total carrying amount of such assets have been allocated to cash generating units or groups of cash generating units as follows:

	Goodwill		Indefinite life intangible assets
	2024	2023	2024	2023
	$000	$000	$000	$000
KM Distribution	75,050	75,050	112,487	112,487
Core – Americas	43,435	—	—	—
Shisha World	15,028	15,032	—	—
Ajman Factory	9,315	9,315	—	—
Para Art	297	297	—	—
Sierra Network (i)	—	32,102	—	—
Romman, Inc. (i)	—	6,971	—	—
Global Hookah (i)	—	4,362	—	—
	143,125	143,129	112,487	112,487

(i)
The prior period financial statements have not been restated to reflect the change in CGUs for Core – Americas segment as this change represents a reassessment based on the changes in the operations in the US during the current year.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

The recoverable amount of all the above Cash Generating Units (CGUs) has been calculated with reference to its value in use. The key assumptions of this calculation are shown below:

KM Distribution	2024	2023
Period for management approved forecasts	5 years	5 years
Growth rate applied beyond approved forecast period	2.0%	2.0%
Discount rate	26.4%	24.5%

The 2024 discount rate was a post-tax measure estimated based on the historical industry average weighted average cost of capital, with a possible average debt leveraging of 20% at an average market interest rate of 4.1%, along with a cost of equity of 30.9%.

Core – Americas segment	2024	2023
Period for management approved forecasts	5 years	5 years
Growth rate applied beyond approved forecast period	2.0%	2.0%
Discount rate	26.2%	19.5%

The 2024 discount rate was a post-tax measure estimated based on the historical industry average weighted average cost of capital, with a possible average debt leveraging of 25% at an average market interest rate of 4.1%, along with an average cost of equity of 32.5%.

	2024	2023
Shisha World
Period for management approved forecasts	5 years	5 years
Growth rate applied beyond approved forecast period	2.0%	2.0%
Discount rate	16.1%	18.0%

The 2024 discount rate was a post-tax measure estimated based on the historical industry average weighted average cost of capital, with a possible average debt leveraging of 40.0% at an average market interest rate of 4.1%, along with a cost of equity of 22.1%.

	2024	2023
Ajman Factory
Period for management approved forecasts	1 year	1 year
Growth rate applied beyond approved forecast period	2.0%	2.0%
Discount rate	15.9%	14.0%

The 2024 discount rate was a post-tax measure estimated based on the historical industry average weighted average cost of capital, with a possible average debt leveraging of 17.5% at an average market interest rate of 4.1%, along with a cost of equity of 17.4%.

Management has used an approved forecast period of five years because this is the most relevant period that can be reasonably estimated for each of the above CGUs (except for Ajman Factory) as at the valuation date with a reasonable amount of foresight. Projections longer than 5 years would be too far away to be reliably estimated.

The long-term growth rate selected for the CGUs is in line with the long-term average growth rate for the market of 2%, at which a business would be expected to a grow at in the long term once they reach a mature stage.

The short-term growth rates used in value in use calculation reflect the average growth rate experienced by the Group for the products globally over the last 4 to 5 years and is in line with current business development efforts and strategic initiatives being undertaken by Management.

Each of the assumptions used above are based on inputs that are widely available in the market along with the valuators experience in the market. While all valuations are sensitive to key inputs to the calculation such as discount rates and long-term growth rates, the fair value of each investment was found to be sufficiently above the carrying value of each item as part of this exercise. An impairment loss of $881 has been recognised for the year ended 31 December 2024 (31 December 2023: Nil).

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

17.
Acquisition of businesses
17.1.
Acquisitions in the current year

On 8 July 2024, the Group acquired the remaining 33% of Emtrada GmbH and Finis Direct GmbH, together “Shisha World”, through an agreement dated 8 July 2024 for a consideration of $7,230 (€6.7m). As a result, the effective ownership has increased from 66.7% to 100%. The Group undertook this strategic initiative to capitalize on the anticipated growth opportunities within the European market. Accordingly, $497 (the difference between the amount of the adjustment to non-controlling interests and the consideration paid for change in ownership interests) has been taken to retained earnings. Consideration was agreed in part cash payment of $4,309 and part issuance of AIR Limited shares of $2,921, being $1,461 issued in 2024, and $1,460 deferred until 2025. The balance of deferred cash consideration is recorded as a current liability of $1,680 at 31 December 2024 within payables related to acquisition (Note 21) and the equity component shown as shares under issue. Both entities are based in Germany and are engaged in the online and offline sales of shisha products.

17.2.
Acquisitions in the previous year

On 8 June 2023 the Group acquired the remaining 25% shares of a subsidiary, PVG Trading LLC through an agreement dated 8 June 2023 for consideration of $198. The effective ownership of the Company has increased from 75% to 100%. Accordingly, $70 (the difference between the amount of the adjustment to non-controlling interests and the consideration paid for change in ownership interests) has been taken to retained earnings.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

18.
Investment in subsidiaries

Details of the Company’s directly and indirectly held subsidiary undertakings are set out below:

	Principal place of business	Principal activity	Class of shares	Ownership
				2024	2023
Direct holdings
Advanced Inhalation Rituals Holdco Limited	UK	Holding company	Ordinary	100%	100%
AIR Limited USA, Inc (a)	USA	Non-trading investment	Ordinary	—%	100%
Indirect holdings
Advanced Inhalation Rituals Midco Limited	UK	Holding company	Ordinary	100%	100%
Advanced Inhalation Rituals Bidco Limited (a)	UK	Holding company	Ordinary	—%	100%
Advanced Inhalation Rituals Finco Plc	UK	Holding company	Ordinary	100%	100%
Advanced Inhalation Rituals Bidco 2 Ltd	UK	Holding company	Ordinary	100%	100%
AIR IP Holdings Limited	UAE	Non-trading	Ordinary	100%	100%
AIR Group Ventures Limited	UAE	Non-trading investment	Ordinary	100%	100%
AIR Group Ventures Ltd Rep. Office	UAE	Non-trading investment	Ordinary	100%	100%
Advanced Inhalation Rituals India Private Limited	India	Tobacco distribution	Ordinary	100%	100%
PVG Trading LLC (c)	UAE	Shisha services	Ordinary	100%	100%
AF Unity Labs GmbH	Germany	Non-trading	Ordinary	100%	100%
Al Fakher Trading Hong Kong Limited (e)	Hong Kong	Non-trading	Ordinary	—%	100%
AIR Global Brands Limited	UK	Tobacco distribution	Ordinary	100%	100%
AIR Holding USA, Inc.	USA	Holding company	Ordinary	100%	100%
AIR Distribution USA, Inc.	USA	Shisha products online sales	Ordinary	100%	100%
Global Hookah, Inc.	USA	Shisha products online sales	Ordinary	100%	100%
AN3RRZ, LLC	USA	Tobacco Manufacturing and trading	Ordinary	100%	100%
Hookah Digital Services, Inc.	USA	Shisha products online sales	Ordinary	100%	100%
AIR Distribution Germany GmbH	Germany	Import and export Molasses	Ordinary	100%	100%
Al Fakher Factory Sp. z o.o.	Poland	Tobacco Manufacturing and Trading	Ordinary	100%	100%
Advanced Inhalation Rituals, S.L	Spain	Tobacco distribution	Ordinary	100%	100%
Emtrada GmbH (b)	Germany	Shisha products online sales	Ordinary	100%	67%
Finis Direct GmbH (b)	Germany	Shisha products online sales	Ordinary	100%	67%
United Brands of Shisha South Africa Limited (d)	South Africa	Non-trading	Ordinary	—%	100%
Al Fakher Tobacco Factory FZE	UAE	Tobacco manufacturing and trading	Ordinary	100%	100%
Al Fakher Pioneers for Trading	KSA	Tobacco distribution	Ordinary	100%	100%
Al Fakher for Treated Tobacco Manufacturing Factory LLC	UAE	Tobacco trading, import & export	Ordinary	100%	100%
Al Fakher Tobacco Trading LLC*	UAE	Tobacco trading, import & export	Ordinary	49%	49%
Al Fakher Tobacco FZE (Ajman Free Zone)	UAE	Tobacco manufacturing and trading	Ordinary	100%	100%
Ooka Trading FZE	UAE	Smoking & tobacco heating devices trading	Ordinary	100%	100%
Ooka Heating Devices LLC	UAE	Smoking & tobacco heating devices trading	Ordinary	100%	100%
Ooka GmbH	Germany	Smoking & tobacco heating devices trading	Ordinary	100%	100%
Ooka, Inc.	USA	Smoking & tobacco heating devices trading	Ordinary	100%	100%
Ooka Limited	UK	Smoking & tobacco heating devices trading	Ordinary	100%	100%
Al Fakher International Co. (a) (Note 3)	Cayman Islands	Non-trading	Ordinary	—%	100%
Al Fakher Tobacco Factory Tutun Mamulleri A.S (a)	Turkey	Non-trading	Ordinary	—%	100%
Al Eqbal Investment Co. LLC (a) (Note 3)	Jordan	Non-trading	Ordinary	—%	100%
Al Fakher for Tobacco Trading and Agencies LLC (a)	Jordan	Non-trading	Ordinary	—%	100%
Al Fakher Holding for Tobacco Trading and Agencies (a)	Cayman Islands	Non-trading	Ordinary	—%	100%

* Al Fakher Tobacco Trading LLC is a 100% controlled subsidiary of the Group.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

(a)
Disposed in 2024. Refer to Note 3 for further information.
(b)
Remaining 33% of shares were acquired in 2024. Refer to Note 17 for further information.
(c)
Remaining 25% of shares were acquired in 2023. Refer to Note 17 for further information.
(d)
On 21 January 2024, the Group liquidated the entity United Brands of Shisha South Africa Limited. No loss or gain has been recognised in the current year.
(e)
On 7 June 2024, the Group liquidated the entity Al Fakher Trading Hong Kong Limited. No loss or gain has been recognised in the current year.
19.
Investment property

	2024	2023
	$000	$000
Balance at 1 January and 31 December	382	382

Investment properties are accounted for under the cost model, being at cost less accumulated depreciation and impairment, if any.

The investment property relates to land located in the Al Jurf district of Ajman in the UAE. The property is held for capital appreciation purposes and is not currently earning rental income for the Group. In order to assess impairment, the fair value of the investment property was determined by an external, independent property valuer, having appropriate recognised professional qualifications and recent experience in the location and category of the property being valued. The independent valuer provides the fair value of the investment property annually. The fair value of the investment property as at 31 December 2024 was $790 (2023: $517).

20.
Other financial assets at FVTPL

	2024	2023
	$000	$000
Interest rate swap	—	2,640

During the year, the Group exercised its option to settle the outstanding interest rate swap. Total cash received was $6,299 with a net gain recorded in swap interest income of $3,659.

21.
Payables relating to acquisitions

	2024	2023
	$000	$000
Non-current
Payables relating to acquisitions	140	2,378

Current
Payables relating to acquisition	7,180	2,500

A reconciliation of the movements in the current and prior year is provided in the tables below.

2024	Deferred consideration
$000
Balance at 1 January 2024	4,878
Additions	4,680
Unwinding of discount (Note 12)	262
Cash payment made for prior period acquisitions	(2,500)
Balance at 31 December 2024	7,320

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

The additions of deferred consideration in the year ended 31 December 2024 are related to a technology license agreement ($3,000) (Note 16) and the remainder of the purchase consideration of the Emtrada and Finis entities ($1,680) (Note 17.1). The discount unwinding during 2024 is in relation to the Global Hookah acquisition from prior years. The cash payment made in the year relates to the payment in respect of the Global Hookah acquisition.

2023	Deferred consideration
$000
Balance at 1 January 2023	4,866
Unwinding of discount (Note 12)	305
Cash payment made for prior period acquisitions	(293)
Balance at 31 December 2023	4,878

The discount unwinding during 2023 is in relation to the Global Hookah and Medwakh acquisitions from prior years. The cash payment made in the prior year relates to the Medwakh acquisition which was fully settled in the year ended 31 December 2023.

22.
Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets (i)		Liabilities		Net (i)
	2024	2023	2024	2023	2024	2023
	$000	$000	$000	$000	$000	$000
Property, plant and equipment	—	—	2	416	2	416
Intangible assets	(22,175)	(29,300)	—	3,727	(22,175)	(25,573)
Other interest-bearing loans and borrowings	(955)	(1,298)	—	—	(955)	(1,298)
Provisions	(287)	(131)	—	162	(287)	31
Carried forward losses	(11,047)	(19,255)	—	—	(11,047)	(19,255)
Payables relating to acquisition / contingent consideration	(335)	(1,140)	—	—	(335)	(1,140)
Expenses deductible on cash basis	(1,657)	(1,769)	—	—	(1,657)	(1,769)
Other	(1,736)	(2,369)	504	—	(1,232)	(2,369)
Tax (assets) / liabilities	(38,192)	(55,262)	506	4,305	(37,686)	(50,957)

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions
22.1.
Movement in deferred tax during the year

	1 January 2024	Recognised in consolidated statement of comprehensive income	Included in disposal	31 December 2024
	$000	$000	$000	$000
Property, plant and equipment	416	(414)	—	2
Intangible assets	(25,573)	3,398	—	(22,175)
Interest-bearing loans	(1,298)	343	—	(955)
Provisions	31	(318)	—	(287)
Carried forward losses	(19,255)	5,497	2,711	(11,047)
Contingent consideration	(1,140)	805	—	(335)
Expenses deductible on cash basis	(1,769)	112	—	(1,657)
Other	(2,369)	1,137	—	(1,232)
	(50,957)	10,560	2,711	(37,686)

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

22.2.
Movement in deferred tax during the prior year (i)

	1 January 2023	Recognised in consolidated statement of comprehensive income	31 December 2023
	$000	$000	$000
Property, plant and equipment	415	1	416
Intangible assets	(8,237)	(17,336)	(25,573)
Other interest-bearing loans and borrowings	(269)	(1,029)	(1,298)
Provisions	(583)	614	31
Carried forward losses	(10,342)	(8,913)	(19,255)
Contingent consideration	(1,237)	97	(1,140)
Expenses deductible on cash basis	(1,686)	(83)	(1,769)
Other	(610)	(1,759)	(2,369)
	(22,549)	(28,408)	(50,957)

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions
22.3.
Tax losses

	2024	2023
	$000	$000
Unused tax losses for which no deferred tax asset has been recognised	83,029	7,628
Potential tax benefit	18,152	1,906

The unused tax losses were incurred by group entities that are not likely to generate taxable income in the foreseeable future or that have not yet produced sufficient positive evidence to support the creation of a deferred tax asset. They can be carried forward indefinitely.

23.
Inventories

	2024 (i)	2023 (i)
	$000	$000
Finished goods	31,008	36,855
Raw materials	14,308	15,598
Goods in transit	11,154	6,858
Accessories and consumables	2,422	1,077
Spare parts	608	579
Consignment	288	—
Work in progress	242	223
Provision for slow-moving items	(4,682)	(5,451)
	55,348	55,739

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions

The movement on the provision for slow moving items:

	2024	2023
	$000	$000
Balance as of 1 January	5,451	1,847
Additions during the year	2,764	5,365
Written off during the year	(3,340)	(960)
Disposal of subsidiaries (Note 3)	—	(830)
Impact of exchange rates	(193)	29
Balance as of 31 December	4,682	5,451

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

Raw materials, consumables and changes in finished goods and work in progress (net of write-down) recognised as cost of sales in the year amounted to $131,126 (2023: $130,703).

Inventory written off during the year of $3,340 consists of expired finished goods of $1,130, expired flavours of $1,357, and obsolete packaging materials of $853.

24.
Trade and other receivables

	2024 (i)	2023 (i)
	$000	$000
Trade receivables
Trade receivables due from external parties (b)(c)	45,346	70,784
Expected credit loss provision (Note 32)	(8,603)	(9,523)
	36,743	61,261
Trade receivables due from related parties (Note 35)	33,759	38,824
	70,502	100,085
Others
Refundable deposits (a)	3,667	3,631
Excise tax	3,506	2,794
Advance payment to suppliers	3,058	2,464
VAT and tax receivables	3,042	3,466
Prepayments	1,789	4,242
Advance payment for acquisition (Note 38)	1,000	—
Interest receivable	—	227
Other receivables	2,545	4,664
	18,607	21,488
Total trade and other receivables (d)	89,109	121,573

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions
(a)
Refundable deposits include margin deposits held as collateral against certain letters of guarantees (Note 34). The Group considers the held to collect business model to remain appropriate for trade and other receivables and hence measure them at amortised cost. Other receivables do not contain impaired assets.
(b)
$4,565 (2023: $3,428) of the trade receivables are subject to insurance arrangements where the Group has a right to claim from insurance companies in case of default by the counterparties.
(c)
The Group holds a number of cheques as security covering trade receivable balances. As at 31 December 2024, these amounted to $1,364 (2023: $327).
(d)
The maximum exposure to credit risk at the reporting date is the fair value of trade receivables and other receivables mentioned above. The Group does not hold any collateral as security except as disclosed in notes ‘b’ and ‘c’ above.
25.
Cash and cash equivalents

	2024	2023
	$000	$000
Cash on hand	13	371
Current accounts at banks	71,689	45,667
Deposits at banks*	—	5,120
	71,702	51,158
Cash and cash equivalents per the consolidated statement of cash flows	71,702	51,158

*The maturity date of the deposits is on monthly basis and the interest rate is 3.0% - 4.0% (2023: 3.0% - 5.9%).

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

26.
Other interest-bearing loans and borrowings

The Group’s interest-bearing loans and borrowings, which are measured at amortised cost, consist of the following:

	2024	2023 (i)
	$000	$000
Non-current liabilities
Secured bank loans (net of unamortised transaction costs)	250,298	319,927
Lease liabilities	10,754	10,384
	261,052	330,311
Current liabilities
Secured bank loans (net of unamortised transaction costs)	136,704	134,544
Lease liabilities	2,179	1,046
	138,883	135,590
Unamortised transaction costs	6,323	8,694

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions

The current portion of unamortised transaction costs as at the year ended 31 December 2024 is $2,371 (2023: $2,371).

For more information about the Group’s exposure to interest rate and foreign currency risk, see Note 32.

26.1.
Terms and debt repayment schedule (a)

	Year of maturity	Principal amount	Carrying amount	Principal amount	Carrying amount
		2024	2024	2023	2023
		$000	$000	$000	$000
Housing Bank (i)	2024	—	—	808	808
Senior Facilities Agreement (ii)	2027	326,250	323,645	396,000	388,488
Revolving credit facility (RCF) (iii) (a)	2027	64,500	63,357	64,500	65,175
Lease liabilities		—	12,933	—	11,430
			399,935		465,901

(a)
Refer to Note 40, Revisions to the financial statements, for details on the revisions

The loan facility (i) and (ii) is secured by:

•
Third party limited recourse first-priority security over the issued share capital of Advanced Inhalation Rituals Midco Limited;
•
Third party limited recourse first-priority security over all intercompany receivables owed to AIR Limited;
•
First-priority security over moveable assets of Al Fakher Tobacco Factory F.Z.E.;
•
First-priority floating charge over substantially all of the present and future assets of Advanced Inhalation Rituals Midco Limited, Advanced Inhalation Rituals Bidco 2 Limited, Global Hookah, Inc. (formerly Romman, Inc.), AIR Distribution USA, Inc., Al Fakher Factory Sp. z o.o., Al Fakher for Treated Tobacco Manufacturing Factory LLC, Inc., Emtrada GmbH, OOKA Trading F.Z.E, Al Fakher Pioneers for Trading, AIR Group Ventures Ltd Rep Office; and
•
Assignment of rights under lease agreements of Al Fakher Tobacco Factory F.Z.E.

The Group’s loan facility agreement includes restrictions on the ability to transfer cash or assets between subsidiaries and to make distributions to shareholders.

These restrictions are also subject to potential consent requirements by the Majority Lenders where applicable.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

26.2.
Details of loans and borrowings
(i)
Al-Fakher for Tobacco Trading and Agencies LLC obtained credit facilities from the Housing Bank in Jordan of $14,000. The loan was paid over a maximum seven years including a one-year grace period. Instalments of $194 were paid monthly and consisted of interest on the loan of 1 month SOFRA + 2.25% with a minimum of 3.25%. The loan included a guarantee from Al Eqbal Investment Company. This loan was repaid in full in the course of 2024, with the final payment made on 1 April 2024.
(ii)
On 14 September 2022, the Group renegotiated its existing syndicated bank loan from Credit Suisse AG and First Abu Dhabi Bank PJSC (“Senior Facilities Agreement”). The total amount under the facility was increased to $450,000 with a revolving credit facility (“RCF”) of $75,000. As part of the renegotiation, Commercial Bank of Dubai PSC, Standard Chartered Bank and Mashreq Bank PSC were added to the Senior Facilities Agreement. The $450,000 loan has an initial interest rate of SOFR +3.25%. The loan is fully repayable within five years with quarterly instalment payments beginning 14 March 2023.
(iii)
Out of the RCF, $64,500 was borrowed as at 31 December 2024 (2023: $64,500). The RCF has an initial interest rate of SOFR +3.00%.

The Group has various debt covenants related to its facilities which require maintaining certain financial ratios within stipulated limits. These financial ratios address the liquidity and capital structure of the Group. The Group was in compliance with the covenants as of 31 December 2024.

26.3.
Expenses relating to short-term leases

The following amounts have been recognised in profit or loss for which the Group is a lessee:

	2024	2023
	$000	$000
Expenses relating to short-term leases	805	1,048

26.4.
Changes in liabilities from financing activities

	Loans and borrowings	Lease liabilities (i)
	$000	$000
Balance at 1 January 2024	454,471	11,430
Changes from financing cash flows
Repayment of borrowings	(70,710)	—
Interest paid	(35,074)	(739)
Payment of principal elements of lease liabilities	—	(3,265)
Total changes from financing cash flows	(105,784)	(4,004)
Other changes
Interest expense (Note 12 and 16)	38,315	739
Additions (Note 15)	—	4,872
Disposal of right-of-use assets	—	(246)
Effect due to lease modifications	—	409
Impact of exchange rates	—	(267)
Total other changes	38,315	5,507
Balance at 31 December 2024	387,002	12,933

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

	Loans and borrowings (i)	Lease liabilities
	$000	$000
Balance at 1 January 2023	486,230	9,237
Changes from financing cash flows
Proceeds from loans and borrowings	21,500	—
Repayment of borrowings	(56,425)	—
Interest paid	(39,690)	(545)
Payment of principal elements of lease liabilities	—	(3,168)
Total changes from financing cash flows	(74,615)	(3,713)
Other changes
Interest expense (Note 12 and 16)	42,759	545
Additions (Note 15)	—	5,418
Disposal of right-of-use assets	—	(290)
Disposal of subsidiaries (Note 3)	—	(61)
Impact of exchange rates	97	294
Total other changes	42,856	5,906
Balance at 31 December 2023	454,471	11,430

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions
27.
Trade and other payables

	2024 (i)	2023 (i)
	$000	$000
Current
Trade payables	48,177	42,289
Advance payments from customers	5,685	3,176
	53,862	45,465
Other payables
Accrued expenses	9,027	9,083
Staff bonus payable	10,214	5,832
Excise tax and VAT payables	9,094	7,206
Other payables	2,739	2,059
Dividends	—	206
	31,074	24,386
Total trade and other payables	84,936	69,851

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions
28.
Employee benefits
(a)
End of service defined benefit obligations

The Group provides end of service compensation to its employees in accordance with the provisions of the Labour Law applicable in the United Arab Emirates (article 132 to 137). Certain other employees in territories other than United Arab Emirates are also entitled to end of service compensation in accordance with the provisions of the Labour Law of the respective countries. The entitlement to these benefits is based upon the employees’ latest basic salary and length of service, subject to completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment. Provision is made annually based on internal calculation performed by actuarial expert.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

All past service costs are recognised as an expense immediately. All gains and losses on defined benefit obligations are recognised in consolidated statement of comprehensive income.

	2024	2023 (i)
	$000	$000
Net liability for defined benefit obligations (see following table)	6,671	7,393

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions
(b)
Movements in net defined benefit liability

	Defined benefit obligation
	2024	2023 (i)
	$000	$000
Balance at 1 January	7,393	7,850
Current service costs (included in profit or loss)	1,931	1,095
Benefits paid	(2,652)	(1,474)
Disposal of subsidiaries (Note 3)	—	(79)
Impact of exchange rates	(1)	1
Balance at 31 December	6,671	7,393

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions
(c)
Actuarial assumptions

The following are the principal actuarial assumptions at the reporting date (expressed as weighted averages):

	2024	2023
Discount rate at 31 December	4%	4%
Future salary increases	3%	3%

The assumptions relating to longevity underlying the pension liabilities at the consolidated statement of financial position date are based on standard actuarial mortality tables and include an allowance for future improvements in longevity. The assumptions are equivalent to expecting a 60-year-old to live for a number of years as follows:

•
Current pensioner aged 60 years (male), 60 years (female).
•
Future retiree upon reaching 60 years (male), 60 years (female).
(d)
Sensitivity analysis

The calculation of the defined benefit obligation is sensitive to the assumptions set out above. The following table summarises how the impact on the defined benefit obligation at the end of the reporting period would have increased / (decreased) as a result of a change in the respective assumptions by one percent.

	Increase	Decrease	Increase	Decrease
	2024	2024	2023	2023
	$000	$000	$000	$000
Discount rate (1% movement)	(259)	259	(842)	842
Future salary increases (1% movement)	263	(263)	968	(968)

The above sensitivities are based on the average duration of the end of service obligation determined at 31 December 2024 and are applied to adjust the defined benefit obligation at the end of the reporting period for the assumptions concerned. Whilst the analysis does not take account of the full distribution of cash flows expected under the plan, it does provide an approximation to the sensitivity of the assumptions shown. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

(e)
Defined contribution plans

The Group operates a number of defined contribution pension plans. The total expense relating to these plans in the current year was $442 (2023: $252).

(f)
Share-based payments

The Group operates multiple share-based payments plans for its senior management and junior employees. The schemes for the senior management are equity settled share-based payments whereby the senior management are entitled to receive shares in AIR Limited upon satisfying the relevant vesting conditions. The schemes for junior employees are cash settled share-based payments whereby these employees are entitled to receive cash amounts for the value of shares vested to them upon satisfying the vesting conditions.

The Group uses a valuation report provided by an external expert to determine the fair value of the equity settled and cash-settled shares. The valuation report considers various factors such as the current market price of the Company's shares, the expected volatility of the share price, and the expected dividend yield.

Nature of the share-based payment arrangement

Long term incentive scheme (“LTI Shares”)

The Long term incentive scheme for senior management provides them the right to receive shares in AIR Limited upon satisfying certain vesting conditions. The performance conditions require eligible senior employees to achieve certain Leverage Free Cash Flow per Share (“LFCFPS”) targets, as set by the board of Directors for each financial year. Upon satisfying these Key Performance Indicators (“KPIs”), the eligible employees have the right to receive shares over the vesting period. The award for each year is vested to the eligible employees in three equal tranches, however future tranches of the award are also subject to satisfying the performance conditions of that future financial year: ⅓ of the award is payable on the date the Board approves the relevant financial year’s financial statements, ⅓ after 1 year and ⅓ after 2 years, respectively. Employees who leave are treated differently depending on the reason for leaving. The grant date for these awards is defined as the date when the board approval is received for the awards.

Annual bonus scheme for senior management

The annual bonus scheme for senior management provides them the right to receive cash amounts and shares in Air Limited upon satisfying certain vesting conditions, the proportion of shares awarded depends on which group the senior management personnel relates to (eg C-Suites, VPs etc.). The right to receive shares in Air Limited is a share-based payment arrangement which is accounted for in accordance with IFRS 2.

The plan is an annual plan and there is no fixed commitment by the Group on the number of years the plan is likely to continue. The annual targets are determined by the board at the start of the year and communicated to the employees. The performance conditions set require these employees to achieve certain Leverage Free Cash Flow per Share (“LFCFPS”), Net revenue, profitability and NGC scorecard targets, as set by the board of Directors for each year.

Upon satisfying the performance targets, the shares-based element of the awards is vested to the eligible employees in two equal tranches: ½ of the award is payable on the date the Board approves the relevant financial year’s financial statements and ½ after 1 year respectively. Employees who remain in service throughout the period of the awards will receive their shares based on the payment model described. Employees who leave are treated differently depending on the reason for leaving. The grant date for these awards is defined as the date when the board approval is received for the awards.

Milestone incentive plan (“MIP”)

Milestone incentive plan (“MIP”) provides senior management the right to receive shares or cash based on the value of shares awarded in Air Limited upon the occurrence of a Milestone Event and achievement of an IRR of 15% or greater between the award date and the Milestone Event Date. The Milestone Event is described as either an IPO or a private sale of the Group and the settlement method depends upon which Milestone Event occurs. In case of a private sale, the awards for the eligible employees will be settled in cash. In case of an IPO, the awards for the eligible employees will be settled in shares. As the management believes that the IPO is a more probable event, the award is accounted as an equity settled arrangement. To be eligible for the Milestone incentive plan, the employee must have been employed by the Group for at least 18 months prior to the date of the relevant Milestone Event.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

Upon occurrence of the Milestone event and achievement of the performance target, the awards will be vested to the eligible employees in two equal tranches: ½ of the award is payable on the date of Milestone Event and ½ after 1 year respectively. Employees who remain in service throughout the period of the award will receive their shares based on the payment model described. Employees who leave are treated differently depending on the reason for leaving. The grant date for these awards is defined as the date when the employees have a shared understanding of the arrangement.

Share purchase award

The share purchase award provides the eligible employees the right to purchase shares of AIR Limited at a predetermined price lower than fair value of the shares as form of compensation for their services rendered to the Group. There are no specific vesting conditions attached to these awards and the awards vest immediately to the eligible employees. The grant date is the date when the employees have a shared understanding of the arrangement. The grant date is the date when the employees have a shared understanding of the arrangement.

The fair value of the option to purchase shares is based on determined at the grant date , the difference between the predetermined price and the fair value is recognised as an expense on the grant date when the shares are vested.

Matched share awards

The matched share awards provide eligible employees the right to receive an extra share in AIR Limited when an employee purchases a share under the Share Purchase Award. The matched shares will be awarded to the employees on the earlier of 31 December 2025 or the date on which a Milestone Event occurs.

There are no performance conditions attached to these awards. To be eligible for the matched share awards, the employee needs to remain in service until the earlier of 31 December 2025 or the date on which a Milestone Event occurs. If an employee ceases to be an employee of the Company before any matched share awards have vested, the awards will lapse on the date they cease to be an employee. The expense for the award will be recorded from the date the related services for the awards rendered by the employee commences and the grant date for these awards is defined as the date when the employees have a shared understanding of the arrangement.

Sign on bonus shares

The compensation awards provides senior management with free or discounted shares upon joining the Group as part of their compensation package. The scheme is a single award scheme and designed to attract and retain top talent and align their interests with those of the Group. There are no performance conditions attached to these awards. To be eligible for the Compensation awards, the employee needs to remain in service for a period of 18 months from the date the shares are awarded. If an employee ceases to be an employee of the Group before the completion of vesting period, the awards will lapse on the date they cease to be an employee. The expense for the award will be recorded from the date the related services for the awards rendered by the employee commences and the grant date for these awards is defined as the date when the employees have a shared understanding of the arrangement.

Annual bonus plan – junior employees (cash settled)

The annual bonus scheme for junior employees provides them the right to receive cash amounts and reserve shares in AIR Limited upon satisfying certain vesting conditions. The right to receive reserve shares in AIR Limited is a share-based payment arrangement which is accounted for in accordance with IFRS 2. The reserve shares awarded are not yet registered and do not have the right to vote or receive any dividends. The Company has a practice of settling these shares in cash at their fair value. Therefore, the Company has a constructive obligation to settle these shares in cash and the award is accounted as a cash-settled arrangement.

The annual targets are determined by the board at the start of the year and communicated to the employees. The performance conditions set require these employees to achieve certain non-market performance targets, as set by the board of Directors for each year. Upon satisfying the performance targets, the shares-based element of the awards is vested to the eligible employees on the date the Board approves the relevant financial year’s financial statements. Employees who remain in service throughout the period of the awards will receive their shares based on the payment model described. Employees who leave are treated differently depending on the reason for leaving.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

The expense for the award will be recorded starting from the year the related services for each year’s annual awards rendered by the employee commences and the grant date for these awards is defined as the date when the board approval is received for the awards.

	Share scheme charge
	2024	2023
	$000	$000
Long term incentive scheme ("LTI Shares")*	2,404	2,449
Annual bonus scheme for senior management*	1,119	593
Milestone incentive plan ("MIP")*	3,172	3,774
Matched share awards	1,429	1,429
Sign on bonus shares	3,670	40
	11,794	8,285
Consideration received in respect of share-based payments	(1,974)	—
Equity settled share-based payments charge	9,820	8,285
Cash settled annual bonus plan for junior employees	1,013	346
Share-based payments charge	10,833	8,631

* The above share-based payment schemes vest in instalments (referred to as ‘graded’ vesting). IFRS 2 requires such instalments to be treated as separate awards as the fair value of each tranche will be different. The expense for each tranche will be allocated starting from the year the related services rendered by the employee commences.

For all equity settled share-based payments, an equal corresponding impact of the expense relating to the awards above is recorded within “Other reserves” within the statement of changes in equity. For cash settled share-based payment, the corresponding impact of the expenses is recorded as liability in the consolidated statement of financial position. As at 31 December 2024, the liability relating to the Annual Bonus scheme for junior employees amounts to $3,183.

Determination of the fair value

Long term incentive scheme, Annual bonus scheme for senior management, Matched share awards and Sign on bonus shares

The fair value of the service received is measured by reference to the fair value of the shares granted to the employees. The fair value of the shares is measured at the grant date. The grant date fair value of share-based payment awards granted to employees is recognised as an employee expense, with a corresponding increase in equity over the period that the employees become unconditionally entitled to the awards completely vested. The fair value of the shares is determined by the Group by reference to the annual valuation report provided by an external expert. To determine the fair value, the valuation report considers the Company’s discounted cash flow, expected dividend yield, the Company’s price to earnings ratio, the Company’s EV / EBITDA ratio, and uses comparable companies’ analysis.

Milestone incentive plan

The fair value of the award is derived from the Monte Carlo simulation, which uses inputs and assumptions including the valuation of the Group with 37% volatility based on the annualized historical daily volatility of price returns for comparable publicly traded companies. This daily volatility is annualised by multiplying this with the square root of 252 which is the assumed number of trading days in a year.

The vesting date will be in 2025 and 2026 and the expense recognised in the year is based on the overall calculated weighted average value of the plan at grant date.

In 2024, the MIP was modified for certain employees to extend the long stop date for meeting performance metrics and increase the amount of shares or cash to be awarded if the specified metrics are met. The incremental fair value resulting from the modification, which was measured using the Monte Carlo simulation utilizing a 37% volatility based on the annualized historical daily volatility of price returns for comparable publicly traded companies, was $1,580.

Share purchase awards

The fair value of the share purchase award options is determined at the grant date using the Black-Scholes model.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

Share purchase awards activity during the year ended December 31, 2024 was as follows:

	Number of Options	Weighted Average Exercise Price (Per Share)
Outstanding on December 31, 2023	—	—
Granted	100,000	$19.7456
Exercised	(100,000)	$19.7456
Outstanding on December 31, 2024	—	—
Exercisable on December 31, 2024	—	—

The weighted-average grant date fair value of options granted during the year ended December 31, 2024 was $15.59. There were no share purchase awards granted or outstanding in 2023. The total compensation expense recognized for share purchase awards during the year ended 31 December 2024 was $1,653.

The following table provides the weighted average assumptions used in determining the fair value of the share purchase awards:

2024
Risk-free interest rate	5.1%
Expected dividend yield	0%
Expected volatility	37%
Expected term (years)	0.9
Share Price	$34.27

Expected volatility is based on the annualized historical daily volatility of price returns for comparable publicly traded companies.

Cash settled annual bonus plan for junior employees

The Group measures the services received from the eligible employees over the service period as an employee expense and records a corresponding liability at fair value. The fair value of the liability is re-measured at each reporting date and at the date of settlement. Any changes in fair value are recognised in the period in the consolidated statement of comprehensive income. The fair value of the liability is determined by the Group by reference to the annual valuation report provided by an external expert. To determine the fair value, the valuation report considers the Company’s discounted cash flows.

29.
Provisions

	2024	2023
	$000	$000
Opening balance	585	145
Provisions removed on disposal of subsidiary (Note 3)	(585)	—
Additions	—	440
Closing balance	—	585

30.
Capital and reserves

Share capital

	Ordinary shares
	2024	2023
On issue at beginning of the year	49,195,132	49,034,672
Milestone incentive plan (a)	138,986	—
Sign on shares (b)	99,591	—
Share-based payment compensation (c)	144,176	160,460
Purchase consideration (d)	42,649	—
On issue at 31 December	49,620,534	49,195,132

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

	2024	2023
	$000	$000
Authorised capital: 253,220,000 shares of $19.7456 each	4,999,981	4,999,981
Allotted, called up and fully paid:
49,620,534 (2023: 49,195,132) ordinary shares of $19.7456 each (2023: $19.7456 each)	979,787	971,387
Shares under issue - 42,649 (2023: nil) ordinary shares of $19.7456 each (2023: nil)	842	—
1 (2023: 1) Ordinary share of $19.7456 each (2023: $19.7456 each) issued at a discount of $18.7456	—	—
712,748 (2023: 712,748) Ordinary shares of $19.7456 each (2023: $19.7456 each) issued at a discount of $19.7356	(14,066)	(14,066)
	966,563	957,321

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

(a)
During the current year, the Company issued 138,986 ordinary shares with a par value of $19.7456 to an executive in respect of the Milestone incentive plan at the weighted average fair value of $34.25 per share, which resulted in share premium of $2,015. The conditions of the vesting, and future performance obligations are still outstanding as at 31 December 2024.
(b)
During the current year, the Company issued 99,591 ordinary shares with a par value of $19.7456 to the Group’s executives as sign on shares as part of employee compensation at the weighted average fair value of $28.62 per share, which resulted in share premium of $884.
(c)
During the year, the Company issued 144,176 ordinary shares with a par value of $19.7456 to employees as part of the annual bonus scheme for senior management and LTI scheme at the weighted average fair value of $39.59 per share, which resulted in a share premium of $2,861. In the prior year, the Company issued 160,460 ordinary shares with a par value of $19.7456 to employees as part of the employees bonus scheme and LTI scheme at the weighted average fair value of $38.19 per share, which resulted in share premium of $2,959
(d)
During the year, the Company issued 42,649 ordinary shares with a par value of $19.7456 as part of the consideration of the purchase of the remaining 33% of the Emtrada GmbH and Finis Direct GmbH shares at a weighted average fair value of $34.24 per share, which resulted in share premium of $618.

On 10 January 2025 the Group issued 42,649 ordinary shares with a par value of $19.7456 as part of the deferred consideration for the purchase of the remaining 33% of the Emtrada GmbH and Finis Direct GmbH shares at a weighted average fair value of $34.24 per share, which resulted in share premium of $619 The share amount has been disclosed within share capital as shares to be issued.

(e)
Share buyback option: On 23 December 2018, Kingsway FCF Overflow SPC – Segregated Portfolio One (“SPC 1”) entered into an agreement with certain companies owned by members of the Fakhouri family (the “Fakhouri Parties”), which governed the terms on which the Fakhouri Parties would sell a certain number of their shares in Al Eqbal Investment Co. (“EICO”) to SPC 1 and the subsequent take-private of EICO. (Note 2)

The terms of the Agreement (as amended on 21 July 2021) provide that, until 5 November 2022 (the “Option Expiry Date”), SPC 1 shall have the right to acquire from the Fakhouri Parties 9 million UBOS shares (the “Option Shares”) (such right being the “Option”). AIR limited acquired the option from Kingsway FCF Overflow SPC by signing an agreement on 30 September 2022, for a total consideration of $54,225 divided into:

-
Cash consideration of $21,150 which was paid in March 2023; and
-
Shares consideration of $33,075 – the Company issued 876,158 shares with a par value of $19.7456.

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

Other reserve

The cost of share-based payment awards is recognised as an expense in profit or loss, together with a corresponding increase in other reserve, in equity, over the period during which the vesting service conditions are fulfilled. Any payment received from an employee by the Group for these awards is credited to the reserve until the point in time such shares are issued. Once the shares are registered, the corresponding amount is transferred from other reserve to share capital and share premium. Upon expiration of these plans, any remaining balance in other reserve will be transferred to retained earnings.

31.
Earnings per share

	2024 (i)	2023(i)
Earnings for the purposes of basic and diluted earnings per share as profit for the year attributable to ordinary equity holders of the parent company ($000)	34,120	53,748
Average of ordinary shares outstanding	49,654,137	49,241,210
Basic earnings per share attributable ($)	0.687	1.092
Average of diluted shares outstanding	49,828,703	49,495,366
Diluted earnings per share attributable ($)	0.685	1.086

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions

Weighted average number of shares used as the denominator:

	2024	2023
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	49,654,137	49,241,210
Adjustments for calculation of diluted earnings per share:
Employee share options plans	174,566	254,156
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	49,828,703	49,495,366

32.
Financial instruments
32.1.
Fair values of financial instruments
(a)
Fair values

The table below analyses financial instruments, into a fair value hierarchy based on the valuation technique used to determine fair value.

•
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
•
Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
•
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at 31 December 2024 there are no financial assets designated as FVTPL. The fair values of other financial assets at FVTPL (which were designated as such upon initial and subsequent recognition) as at 31 December 2023 in the consolidated statement of financial position are as follows:

	Carrying amount	Fair value	Level 1	Level 2	Level 3
	$000	$000	$000	$000	$000
Financial assets designated as FVTPL
Other financial assets at FVTPL (Note 20)	2,640	2,640	—	2,640	—

During the current or the previous year, there were no transfers between the various levels of fair value measurements.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

As at 31 December 2023, management has assessed that the fair values of the Group’s financial instruments are estimated to approximate their carrying values since the financial instruments are either short term in nature or carry interest rates which are based on prevailing market interest rates and / or are expected to be realised at their current carrying values within twelve months from the date of the consolidated statement of financial position.

For 31 December 2023, the Group applies valuation techniques based on the present value of estimated future cash flows, utilizing observable yield curves as the primary input to fair value the financial instrument.

32.2.
Credit risk
(a)
Financial risk management

The Group’s Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board of Directors has established the risk management committee, which is responsible for developing and monitoring the Group’s risk management policies. The committee reports regularly to the Board of Directors on its activities.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Group audit committee oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Group audit committee is assisted in its oversight role by internal audit. Internal audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the audit committee.

(b)
Exposure to credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s trade and other receivables.

The carrying amount of the financial assets represents the maximum credit exposure. The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the Group’s customer base, including the default risk of the industry and country in which customer operate, has less of an influence on credit risk.

The maximum exposure to credit risk at the consolidated statement of financial position for financial instruments (by class) and contract assets was:

	2024	2023
	$000	$000
Cash and cash equivalents* (Note 25)	71,689	50,787
Other financial assets at FVTPL (Note 20)	—	2,640
Trade receivables due from external parties (Note 24) (i)	36,743	61,261
Trade receivables due from related parties (Note 35)	33,759	38,824
Other receivables** (Note 24)	6,212	8,522
	148,403	162,034

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions

* Excluding cash on hand

** Other receivables exclude prepayments of $1,789 (2023: $4,242), VAT and tax receivable of $3,042 (2023: $3,466), advance payments to suppliers of $3,058 (2023: $2,464), advance payments for acquisition of $1,000 (2023: nil), and excise tax of $3,506 (2023: $2,794).

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

The concentration of credit risk for trade receivables (net of expected credit loss provision) at the consolidated statement of financial position date by geographic region was:

	2024 (i)	2023 (i)
	$000	$000
MEAA	48,420	70,196
Americas	12,109	20,374
Europe	9,973	9,515
	70,502	100,085

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions

There are no significant concentration risk arising from individual customers except for related party receivables as disclosed in Note 35. The management has disclosed the balances by geographical location. However, the management does not consider the concentration risk arising on each geographical location to be significant.

The Group applies the IFRS 9 simplified approach that measures the expected credit loss which uses the provision of expected aging credit loss for receivables.

-
For the purpose of measuring expected credit loss, receivables are gathered based on common credit risk characteristics and on the maturity of the receivables. The Group has therefore summarised the expected loss ratios for receivables as approximate and reasonable with respect to loss ratios for receivables.
-
The expected loss ratios have been prepared on the basis of payments / repayments of receivables during the period from 1 January 2024 to 31 December 2024 and similar historical credit losses tested during this period. The historical loss ratios have been adjusted to reflect the impact of research information on macroeconomic factors, affecting the ability of customers to repay receivables.

A summary of the Group’s exposure to credit risk for trade receivables from external customers by ageing is as follows:

	Weighted average loss rate	Gross carrying amount	Impairment loss allowance
		$000	$000
31 December 2024
Ageing
Current	0.00%	20,075	—
0 to 90 days	0.04%	4,453	2
91 to 180 days	1.04%	575	6
181 to 365 days	12.27%	2,290	281
More than 365 days	46.31%	17,953	8,314
Total gross carrying amount (i)		45,346	8,603

	Weighted average loss rate	Gross carrying amount	Impairment loss allowance
		$000	$000
31 December 2023
Ageing
Current	0.00%	32,887	—
0 to 90 days	0.83%	20,380	169
91 to 180 days	0.84%	3,557	30
181 to 365 days	65.98%	13,626	8,990
More than 365 days	100.00%	334	334
Total gross carrying amount (i)		70,784	9,523

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

The movement in the allowance for impairment in respect of trade receivables from external customers during the year was as follows.

	2024 (i)	2023(i)
	$000	$000
Balance at 1 January	9,523	5,545
Provision for impairment of receivables	1,188	9,530
Amounts written off	(1,988)	(2,075)
Disposal of subsidiaries (Note 3)	(120)	(3,477)
Balance at 31 December	8,603	9,523

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions

The allowance account for trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amounts considered irrecoverable are written off against the trade receivables directly. Provision of impairment of trade receivables of $1,188 has been made during the year ended 31 December 2024 (2023: $9,530). The trade receivables from related parties are also subject to the impairment requirements of IFRS 9. However, the identified impairment loss on these receivables was insignificant.

(i)
Cash and cash equivalents

The Group manages the credit risk arising on the cash and cash equivalents by placing the balance with reputable banks and financial institutions. Cash balances are held with banks with sound credit ratings ranging from BBB- to A1. The identified risk of default arising on these balances is considered not to be material. The Group does not face any significant concentration risks in relation to its cash and cash equivalent balances.

(ii)
Other receivables

Other receivables are also subject to the impairment requirements of IFRS 9. The identified impairment loss on other receivables was insignificant. The Group does not face any significant concentration risks in relation to each class of financial assets. The expected credit loss on these receivables is insignificant.

32.3.
Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. In addition, the Group maintains a line of credit from its bank for sudden cash requirements. The following are the contractual maturities of non-derivative financial liabilities at the reporting date. The amounts are gross, undiscounted and include estimated contractual interest payments. Balances due within 1 year equal their carrying balances as the impact of discounting is not significant:

	Carrying amount	Contractual cash flows	1 year or less	1 to 2 years	2 to 5 years	5 years and over
	$000	$000	$000	$000	$000	$000
2024
Secured bank loans	387,002	435,052	158,348	96,911	179,793	—
Lease liabilities (i)	12,933	15,584	3,753	3,052	6,864	1,915
Trade and other payables*	59,943	59,943	59,943	—	—	—
Payables related to acquisitions	7,320	7,320	7,180	—	140	—
At 31 December 2024	467,198	517,899	229,224	99,963	186,797	1,915

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

	Carrying amount	Contractual cash flows	1 year or less	1 to 2 years	2 to 5 years	5 years and over
	$000	$000	$000	$000	$000	$000
2023
Secured bank loans (i)	454,471	545,966	169,909	96,563	279,494	—
Lease liabilities	11,430	13,233	3,572	2,405	4,329	2,927
Trade and other payables* (i)	53,637	53,637	53,637	—	—	—
Payables related to acquisitions	4,878	5,140	2,500	—	2,640	—
At 31 December 2023	524,416	617,976	229,618	98,968	286,463	2,927

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions

* Trade and other payables excludes advances from customers of $5,685 (2023: $3,176), staff bonus payable of $10,214 (2023: $5,832) and excise tax and VAT payables of $9,094 (2023: $7,206).

32.4.
Market risk
(a)
Financial risk management

Market risk is the risk that value of a financial instrument will fluctuate as a result of changes in market prices, such as currency risk, interest rates, and price risk that will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising returns. All such transactions are carried out within the guidelines set by the risk management committee.

(b)
Market risk – Foreign currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Most of the Group’s financial assets and liabilities are in USD and United Arab Emirates Dirhams (“UAE Dirham”), and since the UAE Dirham is pegged with the USD, the Group’s management believes that the foreign currency risk is not material on the consolidated financial statements. The Group’s exposure to foreign currency risk is as follows. This is based on the carrying amount for monetary financial instruments except derivatives when it is based on notional amounts.

	EURO	GBP	PLN	INR	TRY	Total
	$000	$000	$000	$000	$000	$000
31 December 2024
Cash and cash equivalents	5,755	1,710	88	1,296	—	8,849
Trade and other receivables (i)	13,536	7,482	1,255	1,947	—	24,220
Trade and other payables (i)	(27,336)	(2,423)	(2,989)	(245)	—	(32,993)
Payables related to acquisitions	(1,670)	—	—	—	—	(1,670)
Statement of financial position exposure	(9,715)	6,769	(1,646)	2,998	—	(1,594)

	EURO	GBP	PLN	INR	TRY	Total
	$000	$000	$000	$000	$000	$000
31 December 2023
Cash and cash equivalents	2,891	1,021	179	209	7	4,307
Trade and other receivables (i)	13,793	8,945	1,344	2,690	49	26,821
Trade and other payables (i)	(16,702)	(2,496)	(4,981)	(360)	1,426	(23,113)
Statement of financial position exposure	(18)	7,470	(3,458)	2,539	1,482	8,015

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions
(i)
Sensitivity analysis

A 10% percent strengthening of the following currencies against the USD at 31 December would have increased / (decreased) equity and profit or loss by the amounts shown below. This calculation assumes that the change occurred at the consolidated statement of financial position date and had been applied to risk exposures existing at that date.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

This analysis assumes that all other variables, in particular other exchange rates and interest rates, remain constant. The analysis is performed on the same basis for 2023.

	Equity		Profit or loss
	2024	2023	2024	2023
	$000	$000	$000	$000
EURO	(972)	(2)	(972)	(2)
GBP	677	747	677	747
PLN	(165)	(346)	(165)	(346)
INR	300	254	300	254
TRY	—	148	—	148
	(160)	801	(160)	801

A 10% percent weakening of the above currencies against the USD at 31 December would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all others remain constant.

The fluctuation in exchange rates are monitored on a continuous basis by the management and relevant decisions are taken by the management to reduce the risk and impact of the fluctuations.

(c)
Market risk – Interest rate risk

Interest rate risk is a risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The changes in interest rates effect either the fair value or future cash flows of financial instruments issued at either at fixed or variable rates. At the consolidated statement of financial position date, the interest rate profile of the Group’s interest-bearing financial instruments was:

	2024	2023
	$000	$000
Fixed rate instruments
Financial assets – bank deposits	—	5,120
Financial liabilities – lease liabilities	(12,933)	(11,430)
	(12,933)	(6,310)

	2024	2023
	$000	$000
Variable rate instruments
Financial liabilities – bank loans	(387,002)	(454,471)

The Group previously carried derivative financial instruments to hedge its exposure to the interest rate risk. The derivative financial instruments comprised certain structured interest rate swaps. In the current year, these derivatives were closed, and the Group no longer has such instruments.

(i)
Sensitivity analysis

An increase of 100 basis points in interest rates at the consolidated statement of financial position date would have decreased equity and profit or loss by the amounts shown below. This calculation assumes that the change occurred at the consolidated statement of financial position date and had been applied to risk exposures existing at that date (variable interest rate borrowings without a corresponding derivative financial instruments).

	Equity		Profit or loss
	2024	2023	2024	2023
	$000	$000	$000	$000
Variable rate instruments	1,573	604	1,573	604

This analysis assumes that all instruments have been in place throughout the year and other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2023.

A decrease of 100 basis points in interest rates at the consolidated statement of financial position would have had the equal but opposite effect on the equity and profit or loss to the amounts shown above, on the basis that all other variables remain constant.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

Lease liabilities issued and bank deposits placed at fixed rates exposes the Group to fair value interest rate risk. Management monitors on periodic basis and sets limits on the level of mismatch of interest rate repricing that may be undertaken.

(b)
Market risk – Price risk

Price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices, whether those changes are caused by factors specific to the individual instrument or its issuer or factors affecting all the instruments traded in the market. The Group has no exposure to price risk as it does not have any price sensitive instruments.

32.5.
Capital management

The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Capital consists of ordinary shares, retained earnings and interests of the Group.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by the total capital. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the consolidated statement of financial position) less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated statement of financial position plus net debt.

The gearing ratios as at 31 December 2024 and 31 December 2023 were as follows:

	2024	2023
	$000	$000
Total borrowings (Note 26) (i)	387,002	454,471
Less: Cash and cash equivalents (Note 25)	(71,702)	(51,158)
Net debt	315,300	403,313
Net equity	152,279	125,622
Total capital	467,579	528,935
Gearing ratio	67.43%	76.25%

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions
32.6.
Financial instruments by category

	2024 (i)	2023 (i)
	$000	$000
Financial assets as per the consolidated statement of financial position
Financial assets at amortised cost
Trade and other receivables* (Note 24)	76,714	108,607
Cash and cash equivalents (Note 25)	71,702	51,158
	148,416	159,765
Financial assets at fair value
Other financial assets at FVTPL (Note 20)	—	2,640

	2024	2023(i)
	$000	$000
Financial liabilities as per the consolidated statement of financial position
Financial liabilities at amortised cost
Other interest-bearing loans and borrowings (Note 26)	387,002	454,471
Trade and other payables** (Note 27)	59,943	53,637
Lease liabilities (Note 26)	12,933	11,430
Payables relating to acquisitions (Note 21)	7,320	4,878
	467,198	524,416

(i)
Refer to Note 40, Revisions to the financial statements, for details on the revisions

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

* Trade and other receivables exclude prepayments of $1,789 (2023: $4,242), VAT and tax receivable of $3,042 (2023: $3,466,), advance payments to suppliers of $3,058 (2023: $2,464), advance payments for acquisition of $1,000 (2023: Nil), and excise tax of $3,506 (2023: $2,794).

** Trade and other payables excludes advances from customers of $5,685 (2023: $3,176), staff bonus payable of $10,214 (2023: $5,832) and excise tax and VAT payables of $9,094 (2023: $7,206).

33.
Commitments
(a)
Capital commitments

As at 31 December 2024, the Group has outstanding contracts to purchase property, plant and equipment for $1,889,130 (2023: $1,754,561).

34.
Bank guarantees

The amount as bank guarantees issued at 31 December 2024 was $8,770 (2023: $7,904). A portion of these guarantees is withheld by the bank under the normal terms of business and at 31 December 2024, $595 (2023: $511) is included within refundable deposits (Note 24).

35.
Related parties

Related parties include the ultimate controlling party, subsidiaries, associates, key management personnel, and businesses which are controlled directly or indirectly by them or over which they exercise significant management influence (“affiliates”). In addition, members of the Board of Directors, executives with strategic responsibilities and their close family members are also considered related parties. The Group carries out transactions with its related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.

Transactions with key management personnel

Directors of the Group and their immediate relatives control 15.8% per cent of the voting shares of the Group. The compensation of key management personnel (including the Directors) is as follows:

	2024	2023
	$000	$000
Short term employee benefits	7,091	5,136
Share based payments	8,075	6,186
Post employment benefits	251	176
	15,417	11,498

Other related party transactions

During the year, the Group made sales on mutually agreed terms to a number of customers which are deemed to be related parties on the basis that they are owned and controlled by Mr. Khalil Mamoori who is a shareholder and Director of the ultimate parent undertaking, AIR Limited. The amounts due from related parties are interest free and are classified as current based on agreed payment terms. The amounts due from and sales to these related parties were as follows:

Amounts due from related parties

	2024	2023
	$000	$000
Al Fakher Al Mithaliva for Manufacturing Tobacco	14,194	7,471
KM Tobacco General Trading FZ-LLC	13,454	20,705
Al Raed General Trading (FZE)	2,398	4,933
Expert Global General Trading FZ-LLC	2,370	3,999
United General Trading FZ-LLC	1,343	590
Al Fakher Tobacco Factory – Egypt	—	1,118
Idealism General Trading FZ-LLC	—	8
Due from related parties (Note 24)	33,759	38,824

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

Sales to related parties

Entity	Nature of the transaction	2024	2023
		$000	$000
Al Fakher Al Mithaliya for Manufacturing Tobacco	Royalty revenue	28,388	7,471
Al Raed General Trading (FZE)	Finished goods sales	17,794	11,928
KM Tobacco General Trading FZ-LLC	Raw material sales	17,642	20,469
Expert Global General Trading FZ-LLC	Finished goods sales	11,285	13,684
United General Trading FZ-LLC	Raw material sales	5,526	112
United General Trading FZ-LLC	Royalty revenue	2,272	2,012
KM Tobacco General Trading FZ-LLC	Finished goods sales	120	—
Al Raed General Trading (FZE)	Raw material sales	21	—
Expert Global General Trading FZ-LLC	Raw material sales	1	—
KM Tobacco General Trading FZ-LLC	Royalty revenue	—	20,306
Idealism General Trading FZ-LLC	Raw material sales	—	3,465
		83,049	79,447

Transactions with the shareholders

In the current year, the Group distributed its subsidiaries, AIR Limited USA and Advanced Inhalation Rituals Bidco Limited to Pioneer International Group Limited (an entity owned by the same shareholders of Air Limited). The distribution was undertaken under the direction of the shareholder and was recorded as a distribution to the shareholders. The Group recognised a distribution to owners of $12,800 in the consolidated statement of changes in equity in the current year. Refer to Note 3 for more details.

36.
Ultimate controlling party and ultimate parent company

The ultimate controlling party and ultimate parent company is Kingsway Capital Partners Limited (“Kingsway”).

37.
Non-controlling interests

Set out below is summarised financial information for each subsidiary that has non-controlling interests that are material to the Group. The amounts disclosed for each subsidiary are before intercompany eliminations. The Company acquired the remaining 33% shares in Emtrada GmbH and Finis Direct GmbH in the year (Note 17); therefore there is no NCI as at 31 December 2024.

Summarised statement of financial position	Emtrada GmbH	Finis Direct GmbH
	2023	2023
	$000	$000
Current assets	13,203	528
Current liabilities	(3,486)	(89)
Current net assets	9,717	439

Non-current assets	1,629	257
Non-current liabilities	(7,378)	(114)
Non-current net (liabilities) / assets	(5,749)	143

Net assets	3,968	582

Accumulated Non-Controlling Interests	705	56

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

Summarised statement of comprehensive income	Emtrada GmbH		Finis Direct GmbH
	2024	2023	2024	2023
	$000	$000	$000	$000
Revenue	9,148	19,347	659	1,479

Profit / (loss) for the period	(106)	1,683	3	(11)
Other comprehensive income	—	—	—	—
Total comprehensive income	(106)	1,683	3	(11)

Profit / (loss) allocated to NCI	(35)	556	1	(4)

Dividends paid to NCI	—	—	—	—

Summarised statement of cash flows	Emtrada GmbH		Finis Direct GmbH
	2024	2023	2024	2023
	$000	$000	$000	$000
Net cash generated from operating activities	4,404	1,638	(98)	227
Net cash used in investing activities	(72)	(319)	22	(95)
Net cash used in financing activities	(433)	(306)	(90)	(99)

Cash and cash equivalents at 31 December	5,377	1,478	107	273

For transactions with non-controlling interests refer to Note 17.

38.
Subsequent events

PVG Trading LLC

On 23 January 2025, following a heads of terms agreement signed on 20 August 2024, the Group signed a share purchase agreement to establish a joint venture to be owned in equal percentages between the Group and the counterparty. The Group paid $1,000 as an advance cash payment to the external party during the year ended 31 December 2024 in respect of this agreement (Note 24). The newly established joint venture became operational in 2025.

Group Debt Re-financing

On 5 March 2025, the Group signed an agreement with a consortium of local and international banks to re-finance the existing and revolving facilities over a new 5-year period. The revised banking facility amounts to $405,200 of a Term Loan and $75,000 of a Revolving Credit Facility. The draw-down for the main facility agreement took place during March 2025.

OECD Pillar Two model rules

In December 2021, the Organisation for Economic Co-operation and Development (“OECD”) released the Inclusive Framework on Base Erosion and Profit Shifting Pillar Two Model Rules (“Pillar Two Model Rules” also referred to as Global Anti-Base Erosion Rules or “GloBE Rules”) to impose an additional level of taxation on qualifying Multinational Enterprises.

On 11 February 2025, the Ministry of Finance of the United Arab Emirates (UAE) released Cabinet Decision No. 142 of 2024 on the Imposition of Top-Up Tax on Multinational Enterprises (Cabinet Decision). The imposition of a top-up tax, referred to as the domestic minimum top-up tax (DMTT), will apply to fiscal years starting on or after 1 January 2025.

The DMTT will create a statutory minimum tax within the UAE at the entity level, including those entities operating in free zone territories, for multinational groups exceeding €750,000 in revenue. The Group is actively monitoring legislative developments in jurisdictions where it operates and is evaluating the potential impacts on its financial position and results. Efforts are underway to ensure data readiness, system adjustments, and compliance with future disclosure requirements.

NameLess Assets Acquisition

On 10 September 2025, three Group entities (Air Group Ventures Limited, Al Fakher Factory Sp. z o.o. and Emtrada GmbH) entered into an asset purchase agreement with NameLess Tobacco GmbH (“NameLess”) to acquire assets including intangible items including brand and related trademarks, and tangible assets of machinery and inventory. The total consideration for this was agreed

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

to be $9,976 (€8,500), with $1,760 (€1,500) deferred to 12 months from the date of signing, both amounts being fully payable in cash. The NameLess acquisition was undertaken to bolster the Group’s position in the European shisha market with alternative product offerings not previously manufactured within the Group’s footprint.

MIP Award Modifications

In early October 2025, certain non-market performance conditions of the Milestone performance award – an equity settled scheme in accordance with IFRS2 - were modified for some participants. Management deems this to be a beneficial modification under IFRS2 which requires the fair value of the modified award to be compared to the fair value of the original award. As such, Management intends to amortize both the original award and the modified award value aligned to the latest assumptions of timeline. The incremental cost in the range of $15,000 to $18,000, would be a non-cash charge to the consolidated statement of comprehensive income over the course of the revised vesting period currently assumed to be up to 2027.

New Share-based Scheme

In October 2025, the company entered into a new agreement with key senior management and executives to grant an award which will vest as driven by certain key market and non-market performance conditions during the course of the next 4 years. Management deem this will be an equity settled scheme in accordance with IFRS 2. The scheme has a maximum value of approximately $73,000. Management is currently undertaking a valuation exercise which will be assessed against targeted performance during the course of the vesting period, commencing in the year ending 31 December 2025.

Business Combination Agreement

On November 7, 2025, AIR Limited and Cantor Equity Partners III, Inc. (Nasdaq: CAEP) (“CAEP”), a special purpose acquisition company sponsored by an affiliate of Cantor Fitzgerald, entered into a definitive business combination agreement for a proposed business combination between CAEP and the Group, that upon closing, will result in the combined entity AIR Holding Limited becoming a publicly listed company in the US.

39.
Accounting estimates and judgements

The application of the Group’s accounting policies requires judgements in certain areas and to make estimates and assumptions concerning the future. These estimates and judgements are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The following are those areas that are deemed to involve judgements and / or estimation about matters that may cause material adjustment to the carrying amounts of assets or liabilities within the next financial year.

(a)
Recognition of deferred tax asset

The Group has a deferred tax asset of $22,175 (2023: $31,453) as at 31 December 2024 in relation to the intellectual property rights relating to the traditional shisha tobacco products ("Core IP"). The Group has not recognised a deferred tax asset relating to the intellectual property rights for non-traditional shisha products.

The Core IP was previously bifurcated between two operating subsidiaries in the UK and the UAE and was structured this way due to regional operational synergies and the operational and reporting structures. However, in December 2024, the Group consolidated the Core IP in a single UAE entity, by an intercompany assignment from the UK operating subsidiary to the UAE operating subsidiary. The assignment was made at fair-market value and reflects the continued operational importance of the UAE within the Group. As a result of this assignment, the Group released the deferred tax assets held in the UK relating to the Core-IP, in the amount of $6,791. Correspondingly, the Group recognised an additional deferred tax asset on the assigned portion of the Core IP to the extent the future tax deduction relating to the Core IP will be utilised by taxable income.

The amount of the deferred tax asset in relation to the Core IP was recognised to the extent that management believes that a future taxable deduction will be allowable. The timing of the recognition requires judgement to be applied and will depend on the particular circumstances. Therefore, this is considered a significant judgement and source of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities in the next financial years.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

(b)
Intangible asset impairment

Intangible assets comprise assets such as distribution rights, customer relationships, development and IP under construction, domains and other intangible assets (non-compete agreements, software, websites, trademarks, and brand names). These assets are assessed for impairment whenever there is an indication of potential impairment, either through internal or external sources. The impairment assessment is performed at the individual asset level or, if not possible, at the cash-generating unit (CGU) level, which is the smallest identifiable group of assets that generates cash flows that are largely independent of the cash flows from other assets or groups of assets Judgements and estimates involved in the impairment assessment of intangible assets include:

(i)
Identification of indicators of impairment: Management exercises judgement in identifying indicators of impairment, which may include significant adverse changes in the market or industry, legal restrictions, loss of key personnel, changes in the expected use of the asset, or an asset's performance falling short of expectations.
(ii)
Determination of recoverable amount: The recoverable amount of an intangible asset is the higher of its fair value less costs of disposal (market approach) or its value in use (income approach). Estimation of fair value involves judgement and may require the use of valuation techniques such as discounted cash flow models, market comparable or royalty relief methods. The value in use is determined using cash flow projections based on management's best estimates, including revenue growth rates, discount rates, and expected future economic conditions.
(iii)
Allocation of impairment loss: If an intangible asset is deemed impaired, the impairment loss is allocated first to reduce the carrying amount of any goodwill associated with the asset and then to the other intangible assets on a pro-rata basis. The allocation of the impairment loss requires management's judgement in assessing the relative fair values and useful lives of the assets.

Management reviews these judgements, estimates, and assumptions on a regular basis and updates them when necessary to reflect changes in circumstances. The carrying amounts of intangible assets are assessed at each reporting date, and any impairment losses are recognised in the consolidated statement of comprehensive income. Actual results may differ from these estimates due to uncertainties inherent in the assessment process. Changes in judgements and estimates in future periods could have a significant impact on the carrying amounts of intangible assets and related impairment charges, which could affect the financial position and results of operations reported in the consolidated financial statements. The sensitivity of the impairment assessment to changes in key assumptions and the potential impact on the carrying amounts of intangible assets are disclosed in Note 16.

(c)
Goodwill impairment

Goodwill is tested for impairment on an annual basis or more frequently if there are indications of impairment. The impairment test involves comparing the carrying value of the reporting unit, including goodwill, with the fair value of the reporting unit. If the carrying value exceeds the fair value, an impairment loss is recognised. The fair value of the reporting unit is determined using various valuation techniques, including discounted cash flow analysis and market-based valuation multiples. These techniques require significant management judgement and involve the use of assumptions and estimates related to future cash flows, growth rates, discount rates, and other relevant factors. Management assesses the key assumptions and estimates used in the impairment test for reasonableness and consistency with available information and considers the impact of possible changes in those assumptions and estimates.

The sensitivity of the impairment test to changes in key assumptions and estimates is also considered, and potential changes in those assumptions and estimates are monitored for any indications of impairment (Note 16). During the year, the Group performed an impairment test for goodwill, and management determined that no impairment was necessary based on the results of the test. The key assumptions and estimates used in the impairment test were considered reasonable and consistent with available information at the time of the test.

However, the carrying value of goodwill may be affected by changes in the Group's operating results, future business plans, market conditions, or other factors, which may require a future impairment test.

The Group will continue to monitor the key assumptions and estimates used in the impairment test, and any significant changes in those assumptions and estimates will be disclosed in the future periods.

(d)
Indefinite useful economic lives

Another significant accounting estimate and judgement made by management relates to the assessment of useful economic lives of certain assets.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

The Group has determined that certain intangible assets have indefinite useful economic lives. This determination is based on various factors, including the expected cash flows generated by these assets, the expected period of time over which these cash flows will be generated, and the Group's ability to protect and maintain the assets.

The determination of indefinite useful economic lives involves significant management judgement and estimates and may be affected by changes in the factors used to make the determination. The Group reviews the useful economic lives of its intangible assets on an annual basis or more frequently if there are indications that the useful economic lives may have changed.

If the Group determines that the useful economic lives of its intangible assets are no longer indefinite, the Group will begin amortising the assets over their remaining useful lives. In the prior year, the Group performed a review of the useful economic lives of its intangible assets and determined that the useful economic lives of the Core and Ooka IP intangible assets had changed from indefinite useful economic lives to definite and deemed the useful economic life to be 15 years for these classes of assets. The key assumptions and estimates used in the determination of indefinite useful economic lives were considered reasonable and consistent with available information at the time of the review. Nothing has changed in the current year.

However, the useful economic lives of the intangible assets may be affected by changes in the Group's operating results, future business plans, market conditions, or other factors, which may require a future review of the useful economic lives. The Group will continue to monitor the key assumptions and estimates used in the determination of indefinite useful economic lives, and any significant changes in those assumptions and estimates will be disclosed in the future periods.

(e)
Fair value of and manner of settlement of share-based payment arrangements

Share-based payment arrangements are provided to employees of the Group through multiple share-based payment plans. Information relating to different plans is detailed in Note 28.

Management use certain assumptions as disclosed in Note 28 in estimating the fair values for share-based payments. Further, for all senior employees the management has applied judgement in accordance with the details set out in Note 28 to determine the manner of settlement of these plans and concluded the arrangements to be equity settled.

(f)
Internally generated intangible assets

Internally developed intangible assets represent costs incurred by the Group in developing or acquiring non-financial assets that lack physical substance but are identifiable and controlled by the entity. Examples of internally developed intangible assets include capitalised development costs and intellectual property and its improvement. Judgements and estimates involved in the accounting for internally developed intangible assets include:

(i)
Identification of qualifying assets: Management exercises judgement in determining whether the costs incurred meet the recognition criteria for an internally developed intangible asset. This involves assessing whether the asset is identifiable, controlled by the entity, and is expected to generate future economic benefits.
(ii)
Separability and reliability of measurement: If the recognition criteria are met, management estimates the cost of internally developed intangible assets. This includes determining the appropriate measurement basis, such as historical cost or fair value, based on the separability and reliability of measurement. Judgement is applied to select the most appropriate basis.
(iii)
Capitalisation and amortisation: Management determines the period over which the capitalised costs are expected to contribute to future economic benefits. This requires judgement and estimation, considering factors such as the expected useful life, technological obsolescence, legal or contractual limitations, and expected future economic conditions. Amortisation is then calculated using a systematic basis over the estimated useful life.

Management reviews these judgements, estimates, and assumptions on a regular basis and updates them when necessary to reflect changes in circumstances. The carrying amounts of internally developed intangible assets are assessed at each reporting date, and any impairment losses are recognised in the consolidated statement of comprehensive income.

Actual results may differ from these estimates due to uncertainties inherent in the assessment process. Changes in judgements and estimates in future periods could have a significant impact on the carrying amounts of internally developed intangible assets and related amortisation charges, which could affect the consolidated statement of financial position and results of operations reported in the consolidated financial statements.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

40.
Revisions to the financial statements

During the preparation of the consolidated financial statements for the year ended 31 December 2024, management identified certain immaterial errors in previously reported consolidated financial statements. These errors affected both the current year, and the comparative periods ended 31 December 2023 and 2022. The errors have been corrected in these consolidated financial statements, and the comparative information has been revised accordingly. The corrections did not have a material impact on the Group’s financial position, performance, equity or cash flows.

The tables below detail the impact of revisions on the consolidated financial statement line items for the year ended 31 December 2024 and 2023:

The impact on the consolidated statement of financial position line items was as follows:

	31 December 2024 (As previously reported)	Impact of corrections	31 December 2024 (Revised)	31 December 2023 (As previously reported)	Impact of corrections	31 December 2023 (Revised)
ASSETS
Non-current assets
Property, plant and equipment (i) (ii)	29,816	(1,177)	28,639	33,357	(2,244)	31,113
Right of use assets (xi)	12,838	(646)	12,192	10,510	—	10,510
Intangibles assets (xii)	359,643	625	360,268	346,903	1,067	347,970
Deferred tax assets (iii)	37,365	827	38,192	54,404	858	55,262
Total non-current assets	440,044	(371)	439,673	448,196	(319)	447,877
Current assets
Inventories (iv) (v) (xiii)	55,012	336	55,348	55,016	723	55,739
Trade and other receivables (iv) (vi) (vii) (xiii)	92,744	(3,635)	89,109	124,416	(2,843)	121,573
Total current assets	219,643	(3,299)	216,344	234,955	(2,120)	232,835
Total assets	659,687	(3,670)	656,017	683,151	(2,439)	680,712
LIABILITIES
Non-current liabilities
Employee benefits (viii)	6,671	—	6,671	8,097	(704)	7,393
Total non-current liabilities	268,369	—	268,369	345,091	(704)	344,387
Current liabilities
Other interest-bearing loans and borrowings (ix)	136,704	—	136,704	132,687	1,857	134,544
Lease liabilities (xi)	2,723	(544)	2,179	1,046	—	1,046
Trade and other payables (iv) (v) (vii) (ix) (x) (xiii) (xv)	85,932	(996)	84,936	72,207	(2,356)	69,851
Total current liabilities	236,909	(1,540)	235,369	211,202	(499)	210,703
Total liabilities	505,278	(1,540)	503,738	556,293	(1,203)	555,090
Net Assets	154,409	(2,130)	152,279	126,858	(1,236)	125,622
Equity attributable to the equity holder of the company	154,409	(2,130)	152,279	119,097	(1,236)	117,861
Retained earnings	219,149	(2,130)	217,019	196,438	(1,236)	195,202
Net Equity	154,409	(2,130)	152,279	126,858	(1,236)	125,622

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

The impact on the consolidated statement of comprehensive income line items was as follows:

	31 December 2024 (As previously reported)	Impact of corrections	31 December 2024 (Revised)	31 December 2023 (As previously reported)	Impact of corrections	31 December 2023 (Revised)
Revenue (iv) (xiii)	378,074	(1,436)	376,638	365,180	(1,151)	364,029
Cost of sales (iv) (xiii)	(158,615)	(394)	(159,009)	(164,480)	922	(163,558)
Gross profit	219,459	(1,830)	217,629	200,700	(229)	200,471
Distribution expenses (viii) (xii)	(52,759)	192	(52,567)	(53,710)	705	(53,005)
Administrative expenses (vii) (x) (xi) (xii) (xv)	(71,502)	73	(71,429)	(57,422)	(274)	(57,696)
Impairment loss on trade and other receivables (vi)	(2,027)	839	(1,188)	(8,690)	(840)	(9,530)
Other losses (i) (xi)	522	(7)	515	(3,898)	(1,177)	(5,075)
Operating profit	91,761	(733)	91,028	77,846	(1,815)	76,031
Finance costs (xi)	(38,203)	(130)	(38,333)	—	—	—
Profit before taxation	57,873	(863)	57,010	29,382	(1,815)	27,567
Taxation (iii)	(22,893)	(31)	(22,924)	25,875	858	26,733
Profit for the year	34,980	(894)	34,086	55,257	(957)	54,300
Total comprehensive income for the year	32,866	(894)	31,972	65,518	(957)	64,561
Profit for the year attributable to:
Shareholders of the Company	35,014	(894)	34,120	54,705	(957)	53,748
Total comprehensive income attributable to:
Shareholders of the Company	32,900	(894)	32,006	64,966	(957)	64,009
Earnings per share for profit attributable to the ordinary equity holder of the company:
Basic earnings per share	0.705	(0.018)	0.687	1.111	(0.019)	1.092
Diluted earnings per share	0.703	(0.018)	0.685	1.105	(0.019)	1.086

The impact on the consolidated statement of cash flows line items was as follows:

	31 December 2024 (As previously reported)	Impact of corrections	31 December 2024 (Revised)	31 December 2023 (As previously reported)	Impact of corrections	31 December 2023 (Revised)
Net cash flows from operating activities (xii) (xvii)	149,163	1,702	150,865	64,979	—	64,979
Net cash used in investing activities (xii) (xvii)	(24,475)	(1,702)	(26,177)	(16,552)	(5)	(16,557)
Net cash used in financing activities	(104,144)	—	(104,144)	(94,696)	5	(94,691)

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

The impact on the consolidated statement of financial position line items for the period beginning 1 January 2023 was as follows:

	1 January 2023 (As previously reported)	Impact of corrections	1 January 2023 (Revised)
ASSETS
Property, plant and equipment (i) (ii)	38,868	(2,817)	36,051
Intangibles assets (ii)	339,485	2,817	342,302
LIABILITIES
Trade and other payables (xiv)	101,456	(1,159)	100,297
Loans and borrowings (xiv)	485,071	1,159	486,230
NET EQUITY
Retained earning (xvi)	141,803	(279)	141,524

During the preparation of the consolidated financial statements for the year ended 31 December 2024, management identified the following revisions:

i.
An impairment of $1,177 was recognized on certain capital work-in-progress items with no future economic value, relating to the year ended 31 December 2023. As a result, the capital work-in-progress balance in property, plant and equipment was overstated by $1,177. The comparative period has been revised, reducing profit for 2023 and retained earnings by $1,177. This also decreased opening retained earnings as of 1 January 2024 and reduced capital work-in-progress for the year ended 31 December 2024 by the same amount.
ii.
An amount of $1,067 incorrectly classified as property, plant and equipment for the year ended 31 December 2022 has been reclassified to intangible assets. Accordingly, the comparative periods for the years ended 31 December 2022 and 31 December 2023 have been revised. In addition, $1,750 included within additions for the year ended 31 December 2023 but relating to 31 December 2022 has been reclassified from 31 December 2023 additions to the closing balance of 31 December 2022
iii.
The deferred tax effect of $858 relating to end-of-service benefit obligations and inventory obsolescence provisions was not recognized in the financial statements for the year ended 31 December 2023. As a result, deferred tax assets were understated and deferred tax expense overstated by the same amount, leading to an understatement of profit and retained earnings for that year. This correction has been reflected in these consolidated financial statements, increasing profit and retained earnings for 2023 by $858 and consequently increasing opening retained earnings as at 1 January 2024. A true-up adjustment of $31 in the year ended 31 December 2024 decreased profit and retained earnings by the same amount, and deferred tax assets as at 31 December 2024 increased by $827.
iv.
Sales amounting to $1,151, which pertained to 2024, had been incorrectly recorded in the financial year ended 31 December 2023. As a result, revenue was overstated by $1,151, trade and other receivables were overstated by $2,198, trade and other payables were overstated by $8, cost of goods sold was overstated by $922, and inventory was understated by $1,682 in the year ended 31 December 2023. The correction has been reflected in these consolidated financial statements, resulting in a decrease of $229 in profit for the year ended 31 December 2023, and a corresponding decrease in retained earnings. It also resulted in a decrease in opening retained earnings as at 1 January 2024 by the same amount.
v.
That certain inventory had been incorrectly recognised as at 31 December 2023 as the Group had obtained control in 2024 and as a result, inventory and trade payables were overstated by $959 in the year ended 31 December 2023. Similarly certain inventory had been incorrectly recognised as at 31 December 2024 as the Group had obtained control in 2025, and as a result inventory and trade payables were overstated by $952 in the year ended 31 December 2024. These revisions were made in both periods.
vi.
A shortfall in the expected credit loss (ECL) calculation under IFRS 9 for the year ended 31 December 2023 resulted in trade and other receivables being overstated by $840 and impairment loss understated by the same amount. The comparative period has been revised, reducing profit and retained earnings for 2023 by $840. For the year ended 31 December 2024, opening retained earnings decreased by $840 and impairment loss decreased by the same amount, increasing profit by $840. The revision had no impact on operating cash flows. The effect on earnings per share was not significant for 2023, while for 2024 it increased by $0.017 per share for both basic and diluted earnings per share.
vii.
Certain amounts were incorrectly classified within trade and other receivables and trade and other payables in the financial statements for the year ended 31 December 2023. As a result, trade and other receivables were understated by $194, trade and other payables were understated by $453, and administrative expenses were understated by $259. The comparative period has been revised accordingly, resulting in a decrease in profit and retained earnings for 2023 by $259. For the year ended 31 December 2024, this correction resulted in a decrease in opening retained earnings by $259 and a decrease in administrative expenses by the same amount, leading to an increase in profit for the year by $259.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

viii.
The provision for employee benefits was overstated by $704 and its related employee expenses within distributions was overstated by $704 in the year ended 31 December 2023. The comparative period has been revised by reversing the excess provision, resulting in an increase of $704 in profit for the year ended 31 December 2023, and an increase in retained earnings. The impact of this correction for the year ended 31 December 2024 is an increase of $704 in opening retained earnings and an increase of $704 in distribution expenses, resulting in a decrease of $704 in profit for the year.
ix.
That accrued interest expense of $1,857 had been incorrectly classified within trade and other payables in the year ended 31 December 2023. As a result, trade and other payables were overstated by $1,857 and the current portion of other interest-bearing loans and borrowings was understated by the same amount. The comparative period has been revised by reclassifying the accrued interest expense from trade and other payables to the current portion of other interest-bearing loans and borrowings.
x.
Accrued payroll and related administrative expenses were overstated by $850 in the financial statements for the year ended 31 December 2023. The comparative period has been revised by reversing the excess provision, resulting in an increase in profit and retained earnings for 2023 by $850. Consequently, opening retained earnings as at 1 January 2024 increased by the same amount. A true-up adjustment in the current year led to a further reversal of excess provisions of $50, resulting in an increase in profit and retained earnings for 2024 by $50 and trade and other payables decreased by $900.
xi.
Revised the incremental borrowing rate (IBR) used to determine lease liabilities for the year ended 31 December 2024. As a result, right-of-use assets were overstated by $646, lease liabilities were overstated by $544, administrative expenses were overstated by $34, other losses were understated by $7, and finance expenses were understated by $130. These corrections have been reflected in the current year’s consolidated financial statements, resulting in a decrease in profit for the year by $103, and a decrease in retained earnings by the same amount.
xii.
Those certain costs relating to licensing agreements had been incorrectly classified to income statement during the year ended 31 December 2024. As a result, intangible assets were understated by $625, distribution expenses were overstated by $1,200, administrative expenses were understated by $270, and amortization expenses within distribution expenses were understated by $305. The correction of these amounts within the year ended 31 December 2024 resulted in an increase in profit for the year by $625, and a corresponding increase in retained earnings by the same amount, a decrease in cash flows from financing activities by $930, and an increase in operating cash flows by $930. The revision did not have a material impact on the Group’s basic or diluted earnings per share.
xiii.
Sales amounting to $1,435, which pertained to 2025, had been incorrectly recorded in the financial year ended 31 December 2024. As a result, revenue was overstated by $1,435 (net of reversal of the adjustment made to sales as explained in note (iv)), trade and other receivables were overstated by $4,051, trade and other payables were overstated by $9, cost of goods sold was overstated by $394 (net of reversal of the adjustment made to cost of sales as explained in note (iv)), excise receivable was understated by $416, and inventory was understated by $1,288. The correction of this error resulted in a decrease of $1,830 in profit for the year ended 31 December 2024, and a corresponding decrease in retained earnings. The revision did not have any impact on the Group’s operating cash flows. The impact on the Group's basic and diluted earnings per share was a reduction of $0.037 per share and $0.037 per share respectively
xiv.
That accrued interest expense of $1,159 had been incorrectly classified within trade and other payables in the year ended 31 December 2022. As a result, trade and other payables were overstated by $1,159 and the current portion of other interest-bearing loans and borrowings was understated by the same amount. The comparative period has been revised by reclassifying the accrued interest expense from trade and other payables to the current portion of other interest-bearing loans and borrowings.
xv.
A provision arising from an uncertain obligation related to compliance with government regulations was not recognised in the financial statements for the year ended 31 December 2023. As a result, trade and other payables were understated by $865 and administrative expenses were understated by the same amount, leading to a decrease in profit and retained earnings for 2023 by $865. This correction has been reflected in these consolidated financial statements, resulting in an increase in opening retained earnings as at 1 January 2024 and an increase in trade and other payables as at 31 December 2024 by the same amount. The revision had no impact on the Group’s operating cash flows. For the year ended 31 December 2024 and 2023, the impact on basic and diluted earnings per share was a reduction of $0.018 and $0.017 per share, respectively.
xvi.
Sales amounting to $1,039 which pertained to 2022, had been incorrectly recorded in the financial year ended 31 December 2023. As a result, revenue was overstated by $1,039 and cost of goods sold was overstated by $760. The corresponding impact on trade and other receivables and inventory is not presented above. The correction of this error resulted in a decrease $279 in the retained earnings as at 1 January 2023.
xvii.
An amount of $228 for interest received was incorrectly classified within operating cash flows, and an amount of $1,000 for advance paid for acquisitions was wrongly classified within operating activities. These have been reclassified to the appropriate categories in the consolidated statement of cash flows.

AIR Limited

Notes to the consolidated financial statements for the year ended

31 December 2024 (dollars in thousands, except per share amounts)

xviii.
In the current year impairment losses on intangible assets of $881 has been presented separately within the consolidated statement of comprehensive income from 'other losses'.

(i), (iii), (iv), (vii), (viii), (x), (xi) and (xvi) did not have any impact on the operating, investing or financing activities on Group’s cash flows and the impact on Group's basic or diluted earnings per share was not significant.

(ii), (v), (ix) and (xiv) are reclassification and had no impact on Group’s gross profit or operating profit and did not affect total assets, total liabilities or total equity, or cash flows for the periods presented

The Group evaluated these revisions and concluded that while they are immaterial to reissue the previously reported consolidated financial statements, they should be corrected by revising the previously reported financial information when such amounts are presented for comparative purposes.

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of

Cantor Equity Partners III, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Cantor Equity Partners III, Inc. (formerly known as CF International Acquisition Corp. IV) (the “Company”) as of December 31, 2024 and 2023, the related statements of operations, changes in shareholder’s equity (deficit) and cash flows for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2024.

New York, New York

June 17, 2025

Cantor Equity Partners III, Inc.
BALANCE SHEETS

	December 31, 2024	December 31, 2023
Assets:
Deferred offering costs	$105,806	$—
Prepaid expenses	—	2,740
Total Assets	$105,806	$2,740

Liabilities and Shareholder’s Equity (Deficit):
Accrued expenses	$93,652	$—
Note payable – related party	70,540	—
Total Liabilities	164,192	—

Commitments and Contingencies	—	—

Shareholder’s Equity (Deficit):
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; none issued or outstanding	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 5,750,000 shares issued and outstanding(1)	575	575	(2)
Additional paid-in capital	24,425	24,425
Accumulated deficit	(83,386)	(22,260)
Total Shareholder’s Equity (Deficit)	(58,386)	2,740
Total Liabilities, Commitments and Contingencies and Shareholder’s Equity (Deficit)	$105,806	$2,740

(1)
Includes up to 750,000 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters. The number of shares and the amounts have been retroactively adjusted to reflect the capitalization of the Company in the form of the issuance of 750,000 Class B ordinary shares in June 2025 (see Note 6).
(2)
The number of shares and the amounts have been retroactively adjusted to reflect the recapitalization of the Company in the form of the cancellation of 9,375,000 Class B ordinary shares in June 2024 (see Note 6).

The accompanying notes are an integral part of these financial statements.

Cantor Equity Partners III, Inc.
STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2024 and 2023

	December 31, 2024	December 31, 2023
General and administrative expenses	$61,126	$3,472
Net loss	$(61,126)	$(3,472)

Weighted average shares outstanding, basic and diluted(1)	5,000,000	5,000,000

Basic and diluted net loss per share	$(0.01)	$(0.00)

(1)
Excludes up to 750,000 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters. The number of shares has been retroactively adjusted to reflect the recapitalization of the Company in the form of the cancellation of 9,375,000 Class B ordinary shares in June 2024 and the capitalization of the Company in the form of the issuance of 750,000 Class B ordinary shares in June 2025 (see Note 6).

The accompanying notes are an integral part of these financial statements.

Cantor Equity Partners III, Inc.

STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (DEFICIT)

For the Years Ended December 31, 2024 and 2023

							Additional Paid-In Capital	Accumulated Deficit	Total Shareholder’s Equity (Deficit)
	Ordinary Shares
	Class A		Class B
	Shares	Amount	Shares(1)		Amount(1)
Balance – December 31, 2022	—	$—	5,750,000	(2)	$575	(2)	$24,425	$(18,788)	$6,212
Net loss	—	—	—		—		—	(3,472)	(3,472)
Balance – December 31, 2023	—	$—	5,750,000	(2)	$575	(2)	$24,425	$(22,260)	$2,740
Net loss	—	—	—		—		—	(61,126)	(61,126)
Balance – December 31, 2024	—	$—	5,750,000		$575		$24,425	$(83,386)	$(58,386)

(1)
All periods include up to 750,000 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters. The number of shares and the amounts have been retroactively adjusted to reflect the capitalization of the Company in the form of the issuance of 750,000 Class B ordinary shares in June 2025 (see Note 6).
(2)
The number of shares and the amounts have been retroactively adjusted to reflect the recapitalization of the Company in the form of the cancellation of 9,375,000 Class B ordinary shares in June 2024 (see Note 6).

The accompanying notes are an integral part of these financial statements.

Cantor Equity Partners III, Inc.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2024 and 2023

	December 31, 2024	December 31, 2023
Cash flows from operating activities:
Net loss	$(61,126)	$(3,472)
Changes in operating assets and liabilities:
Deferred offering costs	(105,806)	—
Prepaid expenses	2,740	3,472
Accrued expenses	93,652	—
Net cash used in operating activities	(70,540)	—

Cash flows from financing activities:
Proceeds from note payable – related party	70,540	—
Net cash provided by financing activities	70,540	—

Net change in cash	—	—
Cash – beginning of the period	—	—
Cash – end of the period	$—	$—

Supplemental disclosure of non-cash activities:
Deferred offering costs included in Accrued expenses	$75,306	$—

The accompanying notes are an integral part of these financial statements.

Cantor Equity Partners III, Inc.

Notes to Financial Statements

1. Description of Business and Operations

Description of Business — Cantor Equity Partners III, Inc. (the “Company”), formerly known as CF International Acquisition Corp. IV, was incorporated on November 11, 2020 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

Although the Company is not limited to a particular industry or sector for purpose of consummating the Business Combination, the Company intends to focus its search primarily on companies operating in the financial services, healthcare, real estate services, technology and software industries. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2024, the Company had not yet commenced operations. All activity through December 31, 2024 relates to the Company’s formation and the proposed initial public offering (“Proposed Public Offering”) described below. The Company will not generate any operating revenues until after the completion of the Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash from the net proceeds derived from the Proposed Public Offering and the Private Placement (as defined below). The Company has selected December 31 as its fiscal year-end.

The Company’s sponsor is Cantor EP Holdings III, LLC (the “Sponsor”). The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through the Proposed Public Offering (as discussed in Note 3), pursuant to which the Company proposes to issue 20,000,000 Class A ordinary shares, par value $0.0001 per share (“Class A ordinary shares” and such Class A ordinary shares sold in the Proposed Public Offering, the “Public Shares”) at a purchase price of $10.00 per share (or 23,000,000 Class A ordinary shares if the underwriters’ over-allotment option is exercised in full). The Company has granted the underwriter a 45-day option to purchase up to an additional 3,000,000 Class A ordinary shares to cover over-allotments, if any. The Sponsor has committed to purchase 500,000 Class A ordinary shares (the “Private Placement Shares”) at a price of $10.00 per Private Placement Share (for a total purchase price of $5,000,000) in a private placement (the “Private Placement”) that will close simultaneously with the Proposed Public Offering.

Initial Business Combination — The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the Private Placement, although substantially all of the net proceeds are intended to be applied generally toward consummating the Business Combination. There is no assurance that the Company will be able to complete the Business Combination successfully. The Company must complete one or more Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (as defined below) (excluding taxes payable on income earned on the Trust Account) at the time of the agreement to enter into the Business Combination. However, the Company will only complete the Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Upon the closing of the Proposed Public Offering, management has agreed that an amount equal to $10.00 per Class A ordinary share sold in the Proposed Public Offering, including the proceeds of the Private Placement, will initially be held in a trust account (the “Trust Account”), located in the United States at J.P. Morgan Chase Bank, N.A., with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, and held as cash or cash items (including in demand deposit accounts) at a bank, as determined by the Company, until the earlier of: (i) the completion of the Business Combination and (ii) the distribution of the Trust Account as described below.

Cantor Equity Partners III, Inc.

Notes to Financial Statements

1. Description of Business and Operations (cont.)

The Company will provide its holders of the outstanding Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of the Business Combination either (i) in connection with a shareholders meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of the Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.15 per Public Share (inclusive of $0.15 per redeemed share to be funded pursuant to the Sponsor Note (as defined below in Note 4) in the applicable Redemption Event (as defined below in Note 4))). These Public Shares will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity. In such case, the Company will proceed with the Business Combination if a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its amended and restated memorandum and articles of association (the “Amended and Restated Memorandum and Articles”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”) and file tender offer documents with the SEC prior to completing the Business Combination. If, however, shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed Business Combination, or if they vote at all. If the Company seeks shareholder approval in connection with the Business Combination, the initial shareholders (as defined below) will agree to vote their Founder Shares (as defined below in Note 4), their Private Placement Shares and any Public Shares purchased during or after the Proposed Public Offering in favor of the Business Combination (except that any Public Shares such parties may purchase in compliance with the requirements of Rule 14e-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) would not be voted in favor of approving the Business Combination). In addition, the initial shareholders will agree to waive their redemption rights with respect to their Founder Shares, Private Placement Shares and any Public Shares held by the initial shareholders in connection with the completion of the Business Combination.

Notwithstanding the foregoing, the Amended and Restated Memorandum and Articles provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor and the Company’s officers and directors (the “initial shareholders”) will agree not to propose an amendment to the Amended and Restated Memorandum and Articles (i) that would affect the substance or timing of the Company’s obligation to allow redemption in connection with the Business Combination or to redeem 100% of its Public Shares if the Company does not complete the Business Combination or (ii) with respect to any other provision relating to shareholders’ rights or pre-business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

Failure to Consummate the Business Combination — If the Company is unable to complete the Business Combination within 24 months from the closing of the Proposed Public Offering, or until such earlier liquidation date as the Company’s board of directors may approve (the “Combination Period”), unless the Combination Period is extended with the consent of the Company’s shareholders pursuant to the Amended and Restated Memorandum and Articles, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes, divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Cantor Equity Partners III, Inc.

Notes to Financial Statements

1. Description of Business and Operations (cont.)

The initial shareholders will agree to waive their liquidation rights with respect to the Founder Shares and the Private Placement Shares if the Company fails to complete the Business Combination within the Combination Period. However, if the initial shareholders acquire Public Shares in or after the Proposed Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete the Business Combination within the Combination Period. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than $10.15 per share initially held in the Trust Account (inclusive of $0.15 per redeemed share to be funded pursuant to the Sponsor Note in the applicable Redemption Event). In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, except for the Company’s independent registered public accounting firm and the underwriters of the Proposed Public Offering, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for financial information and pursuant to the rules and regulations of the SEC.

Liquidity

In connection with the Company’s going concern considerations as of December 31, 2024, in accordance with the guidance in ASC 205-40, Presentation of Financial Statements — Going Concern, the Company does not have sufficient liquidity to meet its current obligations. However, management has determined that the Company has access to funds from the Sponsor, and the Sponsor agrees to make those funds available and has the financial wherewithal, along with an affiliate of the Sponsor, to provide such funds, that are sufficient to fund the working capital needs until the earlier of the consummation of the Proposed Public Offering or a minimum of one year from the date of issuance of these financial statements.

Emerging Growth Company

The Company is an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2022, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Cantor Equity Partners III, Inc.

Notes to Financial Statements

2. Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Such estimates may be subject to change as more current information becomes available and accordingly, the actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of ASC 340-10-S99, SEC Staff Accounting Bulletin Topic 5.A, Expenses of Offering. The Company has incurred deferred offering costs in connection with the Proposed Public Offering and recognized $105,806 in deferred offering costs as of December 31, 2024. Deferred offering costs incurred through the December 31, 2024 balance sheet date consisted of legal fees and other costs that are directly related to the Proposed Public Offering. No deferred offering costs were incurred and recognized by the Company as of December 31, 2023.

Should the Proposed Public Offering prove to be unsuccessful, deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Income Taxes

Income taxes are accounted for using the asset and liability method as prescribed under ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to basis differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

ASC 740 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Company provides for uncertain tax positions, based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Management is required to determine whether a tax position is more likely than not to be sustained upon examination by tax authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Because significant assumptions are used in determining whether a tax benefit is more likely than not to be sustained upon examination by tax authorities, actual results may differ from management’s estimates under different assumptions or conditions. The Company recognizes interest and penalties related to unrecognized tax benefits as provision for income taxes on the statements of operations.

No amounts were accrued for the payment of interest and penalties as of both December 31, 2024 and 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. As of both December 31, 2024 and 2023, the Company has not recorded any amounts related to uncertain tax positions.

The Company is considered an exempted Cayman Islands company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company recorded no income tax provision for the periods presented.

Net Loss per Ordinary Share

The Company complies with the accounting and disclosure requirements of ASC 260, Earnings Per Share. Net loss per ordinary share is computed by dividing net loss applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the applicable periods. As of both December 31, 2024 and 2023, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per ordinary share is the same as basic loss per ordinary share for the periods presented, as applicable.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, Fair Value Measurement, approximates the carrying amounts presented in the accompanying balance sheets, primarily due to their short-term nature.

Cantor Equity Partners III, Inc.

Notes to Financial Statements

2. Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Segment Reporting

The Company has one reportable segment. See Note 7 — Segment Information for additional information.

Recently Adopted Accounting Pronouncement

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The guidance was issued in response to requests from investors for companies to disclose more information about their financial performance at the segment level. The ASU does not change how a public entity identifies its operating segments, aggregates them or applies the quantitative thresholds to determine its reportable segments. The standard requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis, and to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that were previously required annually. Public entities with a single reportable segment are required to provide the new disclosures and all the disclosures previously required under ASC 280. The Company adopted the standard on the required effective date for the financial statements issued for the annual reporting periods beginning on January 1, 2024 and will apply the guidance for the interim periods beginning on January 1, 2025. The adoption of the new guidance did not have an impact on the Company’s financial statements.

New Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The standard improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. The new guidance will become effective for the Company’s financial statements issued for annual reporting periods beginning on January 1, 2025, will require prospective presentation with an option to apply it retrospectively for each period presented, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Company’s financial statements.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements — Amendments to Remove References to the Concepts Statements. The Conceptual Framework establishes concepts that the FASB considers in developing standards. The ASU was issued to remove references to the Conceptual Framework in the Codification. The FASB noted that references to the Concepts Statements in the Codification could have implied that the Concepts Statements are authoritative. Also, some of the references removed were to Concepts Statements that are superseded. The new guidance became effective for the Company beginning on January 1, 2025 and will be applied prospectively to all new transactions recognized on or after the adoption date. The adoption of the new guidance is not expected to have a material impact on the Company’s financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The standard improves financial reporting and responds to investor input that additional expense detail is fundamental to understanding the performance of an entity, assessing its prospects for future cash flows, and comparing its performance over time and with that of other entities. The new guidance requires public business entities to disclose in the notes to financial statements specified information about certain costs and expenses at each interim and annual reporting period. Specified expenses, gains or losses that are already disclosed under existing U.S. GAAP will be required by the ASU to be included in the disaggregated income statement expense line item disclosures, and any remaining amounts will need to be described qualitatively. The new guidance will become effective for the Company’s financial statements issued for annual reporting periods beginning on January 1, 2027 and interim reporting periods beginning on January 1, 2028, will require either prospective or retrospective presentation, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Company’s financial statements.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

3. Proposed Public Offering

Pursuant to the Proposed Public Offering, the Company intends to offer for sale 20,000,000 Class A ordinary shares (plus up to an additional 3,000,000 Class A ordinary shares if the underwriters’ over-allotment option is exercised) at a price of $10.00 per share.

Cantor Equity Partners III, Inc.

Notes to Financial Statements

4. Related Party Transactions

Founder Shares

In November 2020, the Sponsor purchased 14,375,000 Class B ordinary shares of the Company, par value $0.0001 (“Class B ordinary shares” and such shares purchased by the Sponsor, the “Founder Shares”), for a purchase price of $25,000. On June 6, 2024, the Sponsor surrendered, for no consideration, 9,375,000 Class B ordinary shares, which the Company cancelled, resulting in a decrease in the total number of Class B ordinary shares outstanding from 14,375,000 shares to 5,000,000 shares. On June 15, 2025, the Company issued 750,000 Class B ordinary shares to the Sponsor in a share capitalization, resulting in an increase in the total number of Class B ordinary shares outstanding from 5,000,000 shares to 5,750,000 shares. The Founder Shares will automatically convert into non-redeemable Class A ordinary shares in connection with the consummation of the Business Combination, as described in Note 5, and are subject to certain transfer restrictions, as described in Note 6.

The initial shareholders have agreed to forfeit up to 750,000 Founder Shares to the extent that the over-allotment option is not exercised in full by the underwriter. The forfeiture will be adjusted to the extent that the over-allotment option is not exercised in full by the underwriter so that the Founder Shares will represent 20% of the Company’s issued and outstanding ordinary shares after the Proposed Public Offering (not including the Private Placement Shares). If the Company increases or decreases the size of the offering, the Company will effect a share dividend or share contribution back to capital, as applicable, immediately prior to the consummation of the Proposed Public Offering in such amount as to maintain the Founder Share ownership of the Company’s shareholders prior to the Proposed Public Offering at 20% of the Company’s issued and outstanding ordinary shares upon the consummation of the Proposed Public Offering (not including the Private Placement Shares).

The initial shareholders will agree, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20-trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Private Placement Shares

The Sponsor has agreed to purchase 500,000 Private Placement Shares at a price of $10.00 per Private Placement Share ($5,000,000 in the aggregate) in the Private Placement. The proceeds from the Private Placement will be added to the proceeds from the Proposed Public Offering to be held in the Trust Account.

The Sponsor will enter into a letter agreement with the Company pursuant to which it will agree to waive its redemption rights with respect to the Private Placement Shares in connection with the completion of the Business Combination or otherwise.

The Sponsor and the Company’s officers and directors will agree, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Shares until 30 days after the completion of the Business Combination.

Underwriter

The lead underwriter is an affiliate of the Sponsor (see Note 5).

Related Party Loans

On June 6, 2024, the Sponsor agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the Proposed Public Offering pursuant to a promissory note (the “Note”). The Note is non-interest bearing and will be repaid upon the earlier of June 30, 2027 or the completion of the Proposed Public Offering. As of December 31, 2024 and 2023, the Company had $70,540 and $0, respectively, outstanding under the Note.

In order to finance transaction costs in connection with a Business Combination after the Proposed Public Offering and prior to the Business Combination, the Sponsor has committed up to $1,750,000 in the Sponsor Loan (as described below) to be provided to the Company to fund the Company’s expenses relating to investigating and selecting a target business and other working capital requirements, including $10,000 per month for office space, administrative and shared personnel support services that will be paid to the Sponsor (the “Sponsor Loan”). The Sponsor Loan does not bear interest and will be repayable by the Company to the Sponsor upon consummation of the Business Combination; provided that, at any time beginning 60 days after the date of the Proposed Public Offering, at the Sponsor’s option, all or any portion of the amount outstanding under the Sponsor Loan may be converted into Class A ordinary shares at a conversion price of $10.00 per share. Otherwise, the Sponsor Loan would be repaid only out of funds held outside the Trust Account. As of both December 31, 2024 and 2023, the Company had no borrowings under the Sponsor Loan.

Cantor Equity Partners III, Inc.

Notes to Financial Statements

4. Related Party Transactions (cont.)

If the Sponsor Loan is insufficient to cover the working capital requirements of the Company, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Any Working Capital Loans will be repayable by the Company upon consummation of the Business Combination out of the proceeds of the Trust Account released to the Company; provided that, at any time beginning 60 days after the date of the Proposed Public Offering, at the Sponsor’s option, all or any portion of the amount outstanding under any Working Capital Loans may be converted into Class A ordinary shares at a conversion price of $10.00 per share. If the Company is unable to consummate the Business Combination, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of both December 31, 2024 and 2023, the Company had no borrowings under the Working Capital Loans.

In addition, the Sponsor has agreed to lend the Company up to $3,450,000 pursuant to a promissory note (the “Sponsor Note”) in connection with the consummation of the Business Combination, an extension of time for the Company to consummate the Business Combination or the Company’s liquidation (each, a “Redemption Event”), such that an amount equal to $0.15 per Public Share being redeemed in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed shares on such Redemption Event. The Sponsor Note will not bear interest and will be repayable by the Company to the Sponsor upon consummation of the Business Combination; provided that, at any time beginning 60 days after the date of the Proposed Public Offering, at the Sponsor’s option, all or any portion of the amount outstanding under the Sponsor Note may be converted into Class A ordinary shares at a conversion price of $10.00 per share. If the Company is unable to consummate the Business Combination, the Sponsor Note would be repaid only out of funds held outside of the Trust Account. The Sponsor has waived any claims against the Trust Account in connection with the Sponsor Note.

Administrative Support Agreement

The Company will agree to pay $10,000 a month to the Sponsor for office space, administrative and shared personnel support services. Services will commence on the date the Class A ordinary shares are first listed on the Nasdaq and will terminate upon the earlier of the consummation by the Company of the Business Combination or the liquidation of the Company.

5. Commitments and Contingencies

Registration Rights

The holders of Founder Shares (only after conversion of such shares to Class A ordinary shares), Private Placement Shares and any Class A ordinary shares issued upon conversion of up to $1,750,000 pursuant to the Sponsor Loan, any borrowings under the Working Capital Loans, up to $3,450,000 pursuant to the Sponsor Note and any additional loans will be entitled to registration rights pursuant to a registration rights agreement to be signed on or prior to the closing of the Proposed Public Offering. These holders will be entitled to certain demand and “piggyback” registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company will grant Cantor Fitzgerald & Co. (“CF&Co.”), the underwriter and an affiliate of the Sponsor, a 45-day option to purchase up to 3,000,000 additional Class A ordinary shares to cover over-allotments, if any, at the Proposed Public Offering price less the underwriting discounts and commissions.

The underwriter will be entitled to an underwriting discount of $0.20 per Class A ordinary share, or $4,000,000 in the aggregate, even if the underwriters’ over-allotment option is exercised in full, payable upon the closing of the Proposed Public Offering. The Company will engage a qualified independent underwriter to participate in the preparation of the registration statement and exercise the usual standards of “due diligence” in respect thereto. The Company will agree to pay the independent underwriter a fee upon the completion of the Proposed Public Offering in consideration for its services and expenses as the qualified independent underwriter. The independent underwriter will receive no other compensation.

Business Combination Marketing Agreement

The Company will engage CF&Co., an affiliate of the Sponsor, as an advisor in connection with the Business Combination to assist the Company in holding meetings with its shareholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities and assist the Company with its press releases and public filings in connection with the Business Combination. Upon the consummation of the Business Combination, the Company will pay CF&Co. a cash fee for such services of $7,000,000 (or up to $8,650,000 if the underwriters’ over-allotment option is exercised in full).

Cantor Equity Partners III, Inc.

Notes to Financial Statements

5. Commitments and Contingencies (cont.)

Risks and Uncertainties

Management continues to evaluate the impact of the military conflicts in Ukraine and the Middle East on the financial markets and on the industry, and has concluded that while it is reasonably possible that the conflicts could have an effect on the Company’s financial position, results of its operations, the close of the Proposed Public Offering, and/or search for a target company, the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

6. Shareholder’s Equity (Deficit)

Class A Ordinary Shares — The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of both December 31, 2024 and 2023, there were no Class A ordinary shares issued or outstanding.

Class B Ordinary Shares — The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders of Class B ordinary shares are entitled to one vote for each share. In November 2020, the Company issued 14,375,000 Class B ordinary shares to the Sponsor. On June 6, 2024, the Sponsor surrendered, for no consideration, 9,375,000 Class B ordinary shares, which the Company cancelled, resulting in a decrease in the total number of Class B ordinary shares outstanding from 14,375,000 shares to 5,000,000 shares. On June 15, 2025, the Company issued 750,000 Class B ordinary shares to the Sponsor in a share capitalization, resulting in an increase in the total number of Class B ordinary shares outstanding from 5,000,000 shares to 5,750,000 shares. Information contained in the financial statements has been retroactively adjusted for the surrender and cancellation and capitalization. As of both December 31, 2024 and 2023, there were 5,750,000 Class B ordinary shares issued and outstanding. Of these, up to 750,000 Class B ordinary shares are subject to forfeiture to the Company by the Sponsor for no consideration to the extent that the underwriters’ over-allotment option is not exercised in full or in part, so that the Class B ordinary shares will continue to represent 20% of the Company’s issued and outstanding ordinary shares after the Proposed Public Offering (not including Private Placement Shares).

Prior to the consummation of the Business Combination, only holders of Class B ordinary shares will have the right to vote on the appointment and removal of directors and be entitled to vote on continuing the Company in a jurisdiction outside the Cayman Islands (including any special resolution required to adopt new constitutional documents as a result of the Company approving a transfer by way of continuation to a jurisdiction outside the Cayman Islands).

Other than as described above, holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of shareholders except as required by law.

The Class B ordinary shares will automatically convert into non-redeemable Class A ordinary shares in connection with the consummation of the Business Combination or at any time and from time to time at the option of the holder thereof, on a one-for-one basis, subject to adjustment. Class A ordinary shares issued in connection with the conversion of Class B ordinary shares issued prior to the consummation of the Business Combination are subject to the same restrictions as applied to Class B ordinary shares prior to such conversion, including, among other things, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of an initial business combination.

In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Proposed Public Offering and related to the closing of the Business Combination, the ratio at which Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all ordinary shares issued and outstanding upon the completion of the Proposed Public Offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination).

Preference Shares — The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of both December 31, 2024 and 2023, there were no preference shares issued or outstanding.

Cantor Equity Partners III, Inc.

Notes to Financial Statements

7. Segment Information

The Company has not yet commenced operations, thus all activity for the years ended December 31, 2024 and 2023 relates to the Company’s formation and the Proposed Public Offering. The Company has identified its Chairman and Chief Executive Officer as the chief operating decision maker (“CODM”). The Company consists of one reportable segment because the resource allocation and assessment of performance of the entity’s business activities by the CODM are performed using the entity-wide operating results. The net loss is the measure of segment profit (loss) most consistent with U.S. GAAP that is regularly reviewed by the CODM to allocate resources and assess financial performance.

The Company does not have operating income and therefore, it does not have any revenues. The Company will not generate any operating revenues until after the completion of the Business Combination, at the earliest. The Company’s significant expenses were general and administrative expenses, which were $61,126 and $3,472 for the years ended December 31, 2024 and 2023, respectively. Refer to the Company’s statements of operations for additional information.

As of December 31, 2024 and 2023, the Company had total assets of $105,806 and $2,740, respectively. See the Company’s balance sheets for additional information.

8. Subsequent Events

The Company evaluated subsequent events and transactions that occur after the balance sheet date through June 17, 2025, the date that the financial statements were available to be issued. Other than as disclosed below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On June 15, 2025, the Company issued 750,000 Class B ordinary shares to the Sponsor in a share capitalization, resulting in an increase in the total number of Class B ordinary shares outstanding from 5,000,000 shares to 5,750,000 shares. Of these, up to 750,000 Class B ordinary shares are subject to forfeiture to the Company by the Sponsor for no consideration to the extent that the underwriters’ over-allotment option is not exercised in full or in part.

Annex A

BUSINESS COMBINATION AGREEMENT

by and among

CANTOR EQUITY PARTNERS III, INC.,

AIR LIMITED,

AIR HOLDINGS LIMITED,

GENESIS CAYMAN MERGER SUB LIMITED

and

GENESIS JERSEY MERGER SUB LIMITED

Dated as of November 7, 2025

A-i

A-ii

A-iii

A-iv

A-v

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of November 7, 2025, by and among Cantor Equity Partners III, Inc., a Cayman Islands exempted company (“SPAC”), AIR Limited, a private limited company incorporated under the laws of Jersey (the “Company”), AIR Holdings Limited, a private limited company incorporated under the laws of Jersey (“PubCo”), Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company (“Cayman Merger Sub”), and Genesis Jersey Merger Sub Limited, a private limited company incorporated under the laws of Jersey (“Jersey Merger Sub”). SPAC, PubCo, the Company, Cayman Merger Sub and Jersey Merger Sub are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.” Capitalized terms used but not defined herein shall have the meanings ascribed to them in ARTICLE I.

RECITALS

WHEREAS, PubCo is a newly incorporated private limited company incorporated under the laws of Jersey and formed for the purpose of participating in the Transactions, that is a United Kingdom tax resident and owned equally by Ronan Barry and Mary-Ann Orr (each a “PubCo Nominee” and together, the “PubCo Nominees”), neither of whom is a U.S. citizen or resident;

WHEREAS, Cayman Merger Sub is a newly incorporated Cayman Islands exempted company, incorporated by PubCo for the purpose of participating in the Transactions, that is a wholly owned direct subsidiary of PubCo;

WHEREAS, Jersey Merger Sub is a newly incorporated private limited company incorporated under the laws of Jersey, formed by PubCo for the purpose of participating in the Transactions, that (a) is a wholly owned direct subsidiary of PubCo and (b) is a United Kingdom tax resident;

WHEREAS, SPAC is a Cayman Islands exempted company structured as a blank check company incorporated for the sole purpose of effecting a share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, the Parties desire and intend to effect a business combination transaction whereby (a) Cayman Merger Sub will merge with and into SPAC (the “Cayman Merger”), as a result of which (i) the separate corporate existence of Cayman Merger Sub shall cease and SPAC shall continue as the surviving entity and a wholly owned direct subsidiary of PubCo; and (ii) each issued and outstanding SPAC Share immediately prior to the Cayman Effective Time shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive the Per Share Cayman Merger Consideration; and (b) Jersey Merger Sub will merge with and into the Company (the “Jersey Merger,” and together with the Cayman Merger, the “Mergers,” and collectively with the other transactions contemplated by this Agreement and the Ancillary Documents, the “Transactions”), as a result of which (i) the separate corporate existence of Jersey Merger Sub shall cease and the Company shall continue as the surviving entity and a wholly owned direct subsidiary of PubCo; and (ii) each issued and outstanding Company Ordinary Share immediately prior to the Jersey Effective Time shall transfer to PubCo, in exchange for the right of the holder thereof to receive the Per Share Jersey Merger Consideration, all upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of applicable Law;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, PubCo, SPAC, and Cantor EP Holdings III, LLC, a Delaware limited liability company (“Sponsor”), have entered into the Sponsor Support Agreement, a copy of which is attached hereto as Exhibit A (the “Sponsor Support Agreement”) pursuant to which, among other things, Sponsor agreed to (a) waive its anti-dilution rights in the SPAC Memorandum with respect to SPAC Class B Ordinary Shares, (b) surrender and forfeit 3,400,000 SPAC Class B Ordinary Shares, and (c) subject 1,500,000 PubCo Ordinary Shares to be received in connection with the Transactions with respect to its SPAC Class B Ordinary Shares to an earn-out subject to release only if certain price targets with respect to the PubCo Ordinary Shares are achieved, or certain transactions occur, after the Cayman Closing Date and prior to the fifth (5th) anniversary thereof, upon the terms and conditions set forth in the Sponsor Support Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to SPAC’s willingness to enter into this Agreement, certain Key Company Shareholders representing greater than two-thirds of the outstanding Company Ordinary Shares entitled to vote on the Company Approval Matters have entered into a Shareholder Support Agreement with SPAC, PubCo, and the Company in the form attached as Exhibit B hereto (the “Shareholder Support Agreement”), pursuant to which, among other things, such Key Company Shareholders agreed (i) not to transfer their Company Ordinary Shares and (ii) to not amend or revoke the Special Written Resolution approving this Agreement, the Jersey Merger and the other Transactions, and the Company has agreed to use its reasonable best efforts to obtain executed Shareholder Support Agreements from the remaining Key Company Shareholders;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement, the Ancillary Documents to which the Company is party, the Jersey Merger and the other Transactions are in the best interests of the Company, (b) approved and declared the advisability of this Agreement, the Ancillary Documents to which the Company is party, the Jersey Merger and the other Transactions (c) recommended the approval and adoption of this Agreement, the

Ancillary Documents to which the Company is party, the Jersey Merger and the other Transactions and (d) directed that this Agreement, the Jersey Merger and the other Transactions be submitted to the Company Shareholders for adoption and approval by the Company Shareholders (collectively, the “Company Approval Matters”);

WHEREAS, the Company Shareholders have approved this Agreement, the Jersey Merger and the other Transactions through a written special resolution of the Company Shareholders in accordance with the Jersey Companies Law and the Company Memorandum (the “Special Written Resolution”);

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has unanimously (a) determined that (i) this Agreement, the Ancillary Documents to which SPAC is party, the Cayman Merger and the other Transactions are in the best interests of SPAC and (ii) the Transactions constitute a “Business Combination” as such term is defined in the SPAC Memorandum, (b) approved this Agreement, the Ancillary Documents to which SPAC is party, the Cayman Merger and the other Transactions, and (c) recommended the approval and adoption of this Agreement the Cayman Merger, the Plan of Cayman Merger and the other Transactions by the holders of the SPAC Ordinary Shares (the “SPAC Shareholders”);

WHEREAS, the board of directors of PubCo has (a) determined that this Agreement, the Ancillary Documents to which PubCo is party and the Transactions are in the best interests of PubCo, (b) approved this Agreement, the Ancillary Documents to which it is party and the Transactions and (c) resolved to recommend that the sole member of PubCo approves this Agreement and the Transactions;

WHEREAS, the PubCo Nominees as the only members and holders of shares of PubCo, have approved this Agreement and the Transactions;

WHEREAS, the sole director of Cayman Merger Sub has (a) determined that this Agreement, the Ancillary Documents to which Cayman Merger Sub is party, the Cayman Merger and the other Transactions are in the best interests of Cayman Merger Sub, (b) approved this Agreement and the Ancillary Documents to which Cayman Merger Sub is a party, the Cayman Merger and the other Transactions, and (c) recommended the approval and adoption of this Agreement, the Cayman Merger, the Plan of Cayman Merger and the other Transactions by PubCo (as the sole member of Cayman Merger Sub);

WHEREAS, the sole director of Jersey Merger Sub has (a) determined that this Agreement, the Ancillary Documents to which Jersey Merger Sub is party, the Jersey Merger and the other Transactions are in the best interests of Jersey Merger Sub, (b) approved this Agreement and the Ancillary Documents to which Jersey Merger Sub is a party, the Jersey Merger and the other Transactions, and (c) recommended the approval and adoption of this Agreement, the Jersey Merger and the other Transactions by PubCo (as the sole member of Jersey Merger Sub); and

WHEREAS, PubCo has approved and adopted a written resolution approving, in its capacity as the sole member of each of Cayman Merger Sub and Jersey Merger Sub, this Agreement, the Ancillary Documents to which Cayman Merger Sub or Jersey Merger Sub is a party, the Cayman Merger, the Plan of Cayman Merger, the Jersey Merger and the other Transactions.

NOW, THEREFORE, in consideration of the premises set forth above, the receipt and sufficiency of which is hereby acknowledged, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I.

DEFINITIONS

1.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Acquisition Entities” means PubCo, Cayman Merger Sub and Jersey Merger Sub.

“Acquisition Entity Fundamental Warranties” means the representations and warranties contained in Section 6.1 (Organization and Standing), Section 6.2 (Authorization; Binding Agreement), Section 6.5 (Capitalization), Section 6.6 (Business Activities), and Section 6.9 (Finders and Brokers).

“Acquisition Proposal” means, as to the Company, PubCo, Cayman Merger Sub, Jersey Merger Sub or SPAC, other than the Transactions and other than the acquisition or disposition of equipment or other tangible personal property in the Ordinary Course, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) 15% or more of the consolidated assets of such Person and its Subsidiaries or (ii) 15% or more of any class of equity or voting securities of (x) such Person or (y) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity or voting securities of (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries.

“Action” means any action, lawsuit, complaint, claim, petition, suit, audit, examination, assessment, arbitration, mediation or governmental inquiry, or any proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“AIR Companies” means, collectively, the Company and its Subsidiaries (but not, for the avoidance of doubt, PubCo, Cayman Merger Sub or Jersey Merger Sub).

“AIR Company Interests” means all of the outstanding equity interests of the AIR Companies.

“AI Technology” means any and all machine learning, deep learning, and other artificial intelligence (“AI”) technologies, including statistical learning algorithms, models (including large language models), neural networks, and other AI tools or methodologies, all Software implementations of any of the foregoing.

“Alternative Transaction” means, (i) as to the Company or any Acquisition Entity, a transaction (except for (x) the Transactions, (y) issuances, settlements, repurchases or other actions in respect of awards under the Company Share Plans in the Ordinary Course and in accordance with their terms and the terms of this Agreement, and (z) granting the options permitted to be granted under Section 8.2(b)(x)) concerning the sale or transfer of (a) all or any material part of the business or assets of the AIR Companies, taken as a whole, or (b) any of the Company Ordinary Shares or other equity interests (including any phantom or synthetic equity) of any AIR Company, whether newly issued or already outstanding, in any case, whether such transaction takes the form of a sale or issuance of shares or other equity interests, assets, merger, consolidation, issuance of debt securities or convertible securities, warrants, management Contract, joint venture or partnership, or otherwise, and (ii) as to SPAC, a transaction (other than the Transactions or any issuance of additional SPAC Class A Ordinary Shares to the extent permitted pursuant to Section 8.3(b)) that would reasonably be expected to result in a Business Combination between SPAC and any Person other than the Company or which otherwise involves the sale or transfer of SPAC Shares, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, business combination, issuance of debt securities or convertible securities, warrants, management Contract, joint venture or partnership, or otherwise.

“Ancillary Documents” means the SPAC Disclosure Letter, the Company Disclosure Letter, the Plan of Cayman Merger, the A&R Registration Rights Agreement, the Sponsor Support Agreement, the Shareholder Support Agreement, and all other agreements, instruments, certificates and documents to be executed or delivered by any of the Parties in connection with or pursuant to this Agreement.

“Anti-Corruption Laws” means, in respect of any Person, all applicable Laws, regulations, requirements or guidelines, that are principally directed at the prevention of bribery, corruption, fraud, money-laundering, or other improper payments or benefits, in all jurisdictions applicable to such Person, including the United States Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act 2010.

“Anti-Money Laundering Laws” means, in respect of any Person, all applicable Laws, regulations, requirements or guidelines, that are principally directed at the prevention, detection, investigation, or prosecution of money laundering, terrorist financing, proliferation financing or similar financial crimes, in all jurisdictions applicable to such Person including the jurisdictions in which they conduct business, including the United Kingdom Sanctions and Anti-Money Laundering Act 2018, the United Kingdom Proceeds of Crime Act 2002, the United Kingdom Terrorism Act 2000, the United States Anti-Money Laundering Act of 2020, Currency and Foreign Transactions Reporting Act of 1970, and applicable provisions of the US PATRIOT Act of 2001 and UAE Federal Decree-Law No. (20) of 2018 On Anti-Money Laundering, Combating the Financing of Terrorism and Financing of Illegal Organizations.

“Applicable Product Laws” means (i) the FDCA, the rules and regulations promulgated and enforced by the FDA and other federal and state authorities, (ii) the Agriculture Improvement Act of 2018 (Farm Bill), (iii) the Federal Trade Commission Act (FTC Act) and the rules and regulations promulgated and enforced by the FTC thereunder, (iv) Directive 2014/40/EU on tobacco products, and (v) all foreign, federal, state and local Laws as in effect on the date of this Agreement arising out of or relating to the manufacturing, processing, packaging, labeling, warehousing, sale, distribution, marketing, advertising, importing or exporting of any Company Products, including in each jurisdiction where any Company Products are commercialized.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, phantom-equity, equity purchase, employment or individual consulting, severance or termination pay, holiday, vacation, bonus, hospitalization or other medical, life or other welfare benefit insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee compensation or benefit plan, program, agreement or arrangement maintained, sponsored or contributed to or required to be contributed to by such Person for the benefit of any employee or terminated employee (or their dependents) of such Person, or with respect to which such Person has or could have any Liability.

“Business Combination” has the meaning set forth in the SPAC Memorandum.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York, the Cayman Islands, or Jersey are authorized or required by Law to close.

“Cantor Fees” means the business combination marketing fee payable by SPAC to CF&Co., the M&A financial advisory fee payable by SPAC to CF&Co., and any placement agent fees payable to CF&Co. in respect of any PIPE Investment, as adjusted in accordance with the CF&Co. M&A Engagement Letter.

“Cayman Companies Act” means the Companies Act (As Revised), as amended, of the Cayman Islands.

“Cayman Merger Filing Documents” means the Plan of Cayman Merger together with such other documents as may be required in accordance with the applicable provisions of the Cayman Companies Act or by any other Law to make the Cayman Merger effective.

“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.

“CF&Co.” means Cantor Fitzgerald & Co.

“CF&Co. M&A Engagement Letter” means that certain letter agreement, dated October 23, 2025, between CF&Co. and SPAC, pursuant to which SPAC has engaged CF&Co. as its exclusive financial advisor in connection with the Transactions.

“Code” means the U.S. Internal Revenue Code of 1986.

“Company Acquisition Proposal” means an Acquisition Proposal with respect to the Company, PubCo, Cayman Merger Sub or Jersey Merger Sub.

“Company Convertible Securities” means all of the securities convertible into or exchangeable for shares of capital stock or equity of (or other ownership or profit interests in) the Company, or warrants, rights, or options for the purchase or acquisition from the Company of such shares or equity (or such other interests), restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of the Company (including partnership or member interests therein), whether voting or nonvoting.

“Company Earnout Exchange Ratio” means the Company Exchange Ratio multiplied by 0.05.

“Company ESP” means the Company Employee Share Plan 2021, and any schedules thereto, in each case, as amended.

“Company Equity Awards” means the Company Options (if any), the restricted share unit awards and any other conditional rights to receive Company Ordinary Shares (or the beneficial interest in Company Ordinary Shares), and any other equity or equity-based incentive awards of the Company that are or have been issued from time to time under any Company Share Plan.

“Company Exchange Ratio” means the quotient (expressed as a number) of (a) the Equity Value divided by (b) the Fully-Diluted Company Shares, divided by (c) $10.00 (ten dollars). As of November 5, 2025, assuming the sum of the Fully-Diluted Company Shares is 50,253,523, the Company Exchange Ratio would be 2.897309.

“Company Fundamental Warranties” means the representations and warranties contained in Section 7.1 (Organization and Standing), Section 7.2 (Authorization; Binding Agreement), Section 7.5 (Capitalization) and Section 7.31 (Finders and Brokers).

“Company Intellectual Property” means, collectively, any and all (i) Owned Intellectual Property and (ii) the Licensed Intellectual Property.

“Company Material Adverse Effect” means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets and liabilities, results of operations or financial condition of the AIR Companies, taken as a whole or (ii) the ability of any of the AIR Companies or the Acquisition Entities to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any enactment of, or change or proposed change in, any applicable Laws or IFRS or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action expressly required to be taken under this Agreement or any Ancillary Document, (d) changes attributable to the public announcement or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers or employees) (it being understood and agreed that this clause (d) shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, delivery, or performance of this Agreement), (e) any natural or man-made disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions, fires or similar occurrences), epidemic, pandemic, disease or outbreak (including any Laws enacted or changed in response to such epidemic, pandemic, disease or outbreak after the date of this Agreement and interpretations of an applicable Governmental Authority thereof following the date of this Agreement), acts of nature or change in climate, (f) any acts of terrorism or war (whether or not declared), sabotage, civil unrest, terrorism, curfews, public disorder, riots, the outbreak or escalation of hostilities, geopolitical conditions, local, regional, state, national or international political conditions, or social conditions, (g) any failure in and of itself of any AIR Companies to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that the exception in this clause (g) shall not prevent or otherwise affect a determination that any change, effect or development underlying such change has resulted in or contributed to a Company Material Adverse Effect, (h) any matter existing as of the date of this Agreement to the extent expressly set forth on the Company Disclosure Letter, (i) any action taken by or at the express written request of SPAC (other than actions contemplated by this Agreement or any Ancillary Document), (j) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); or (k) any worsening of the Events referred to in clauses (b), (e), (f), or (j) to the extent existing as of the date of this Agreement; provided, that in the case of each of clauses (a), (b), (e) and (f) any such Event to the extent it disproportionately affects the AIR Companies, taken as a whole, relative to other participants in the industries or geographical areas in which such Persons operate shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect.

“Company Memorandum” means the Memorandum and Articles of Association of the Company dated 30 July 2021, as the same may be amended from time to time.

“Company MIP” means the AIR Management Incentive Plan adopted May 2024, as amended on April 10, 2025 and on September 29, 2025, and any schedules thereto, in each case, as further amended from time to time.

“Company Ordinary Shares” means the ordinary shares of the Company, with a par value of $19.7456 per share, as set out in the Company Memorandum.

“Company Options” means all outstanding options to purchase Company Ordinary Shares, whether or not exercisable and whether or not vested, granted under any Company Share Plan.

“Company Products” means each product, service, or offering (together with all Intellectual Property, deliverables, technology and materials utilized as part thereof) anywhere in the world that are developed by or on behalf of any of the AIR Companies that (i) have been sold, distributed or made available to third parties by any of the AIR Companies, or manufactured by any of the AIR Companies, or ordered or purchased by third parties from any AIR Company, in each case, at any time during the two-year period preceding the date of this Agreement or (ii) that, as of the date of this Agreement have, in whole or in part, entered any prototype or similar development stage, process or status, including any current or pipeline products that are sold by the AIR Companies, directly or indirectly, including (a) those related to traditional shisha tobacco, as produced and sold under the Al Fakher and other non-OOKA brands and distributed globally through wholesale, retail and direct-to-consumer channels, (b) the offering under the OOKA brand, including proprietary devices and related consumables, (c) hemp-based products under the OOKA and other brands, (d) tea-based products that contain no tobacco, no nicotine and are not hemp-based under the OOKA brand and other brands, and (e) the offering under the VANT brand, including proprietary devices and related consumables.

“Company Share Plan” means the Company MIP, the Company ESP, any other equity incentive plan or scheme or other employee compensation plan or scheme pursuant to which any equity or equity-based incentive awards of the Company are or have been issued from time to time.

“Company Shareholder” means any holder of any Company Ordinary Shares.

“Company Subsidiaries” means all of the AIR Companies besides the Company.

“Company Top Up Awards” means the number of Company Ordinary Shares set forth in Section 1.1(a) of the Company Disclosure Letter.

“Company Transaction Expenses” means any out-of-pocket fees and expenses payable by any of the AIR Companies, the Acquisition Entities or their respective Affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers; (b) any change in control bonus, transaction bonus, retention bonus, termination or severance payment, in any case, to be made to any current or former employee, Contract Worker, director or officer of any of the AIR Companies at or after the Jersey Closing pursuant to any agreement to which any of the AIR Companies is a party prior to the Jersey Closing which become payable (including if subject to continued employment) as a result of the execution of this Agreement or the consummation of the Transactions; and (c) any and all filing fees paid to Governmental Authorities in connection with the Transactions in accordance with Section 8.11.

“Computer Security Incident” means any data or security breaches or unauthorized access, modification, disclosure, misuse, loss, Processing, or unavailability of Personal Information, Non-Public Information, or IT Systems.

“Confidential Company Information” means all confidential or proprietary documents and information concerning any of the AIR Companies, the Acquisition Entities, or the Company Shareholders or any of their respective Affiliates or Representatives, furnished by or on behalf of the Company to SPAC and its Representatives in connection with this Agreement or the Transactions; provided, however, that Confidential Company Information shall not include any information which, at the time of the disclosure to SPAC or its Representatives (a) was generally available publicly and was not disclosed by SPAC in breach of this Agreement or (b) was previously known by or becomes known to such receiving Party without violation of Law or any confidentiality obligation by the Person receiving such Confidential Company Information.

“Confidential SPAC Information” means all confidential or proprietary documents and information concerning SPAC or any of its Affiliates or Representatives, furnished by or on behalf of SPAC to the Company, any of the Acquisition Entities, any of the Company Shareholders or their respective Representatives; provided, however, that Confidential SPAC Information shall not include any information which, at the time of the disclosure to the Company, any of the Acquisition Entities, any of the Company Shareholders or any of their respective Affiliates or Representatives, (a) was generally available publicly and was not disclosed by the Company, an Acquisition Entity, or a Company Shareholder in breach of this Agreement or (b) was previously known by or becomes known to such receiving Party without violation of Law or any confidentiality obligation by the Person receiving such Confidential SPAC Information.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with, any Governmental Authority or any other Person.

“Contract Workers” means independent contractors, consultants, temporary employees, leased employees, contingent workers, or other agents employed or used with respect to the operation of the business of the AIR Companies (whether engaged through a PEO or otherwise) and classified by any of the AIR Companies as other than employees or compensated other than through wages paid by the Company through its payroll department.

“Contracts” means any binding (provided, that “binding” shall be deemed deleted with respect to references to Contracts in Section 7.12(c)) contracts, subcontracts, agreements, arrangements, commitments, instruments, undertakings, indentures, leases, mortgages, debt instruments, and purchase orders, and other instruments or obligations of any kind (including any amendments and other modifications thereto) whether written or oral.

“Copyrights” means all rights in copyrights, and other rights in any works of authorship of any type, in all forms, media or medium, whether or not completed, published, or used, including all drafts, plans, sketches, artwork, layouts, copy, designs, photographs, illustrations, collections, serials, printed or graphic matter, slides, compilations, serials, promotions, audio or visual recordings, transcriptions, Software, and all derivative works, translations, adaptations and combinations of any of the foregoing, all registrations and applications therefor and all extensions, restorations, and renewals of any of the foregoing, all worldwide rights and priorities afforded under any Law with respect to any of the foregoing, and all termination rights, moral rights, author rights and all other rights associated therewith.

“Creditors” means those creditors of the Company and Jersey Merger Sub (as applicable) as identified by the directors of each of the Company and Jersey Merger Sub (as applicable) following their reasonable enquiries to whom notice of the proposed Jersey Merger must be sent in accordance with Article 127FC(1) of the Jersey Companies Law.

“Databases” means all compilations of data and the selection and arrangement of that data.

“Develop” or “Development” means any conception, reduction to practice, invention, creation, formulation, design, enhancement, testing, discovery, editing, commercialization, modification, improvement, or development (and any contribution to the foregoing), whether independently or jointly.

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the SPAC Disclosure Letter.

“DTC” means the Depository Trust Company.

“Early Release Event” means if PubCo is merged, consolidated or reorganized with or into another Person (except for any such merger or consolidation in which the PubCo Ordinary Shares outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of the surviving or resulting corporation (or of a parent company thereof)), and pursuant to which the holders of PubCo Ordinary Shares have the right to receive cash or registered publicly listed securities (the “Transaction Consideration”) in exchange for their PubCo Ordinary Shares where the value of the Transaction Consideration per PubCo Ordinary Share (determined based on the aggregate value of the Transaction Consideration divided by the fully diluted share count including the Earnout Company Shares) equals or exceeds $12.50 per share.

“Earnout Company Shares” means, in respect of the aggregate number of Company Ordinary Shares outstanding immediately prior to the Jersey Closing, the number of PubCo Ordinary Shares issued in respect thereof in accordance with this Agreement multiped by the Company Earnout Exchange Ratio.

“Earnout Shares” means the Earnout Company Shares and the Earnout Sponsor Shares.

“Earnout Sponsor Shares” means the “Earnout Shares” as defined in the Sponsor Support Agreement.

“Environmental Laws” means all foreign federal, state and local Laws as in effect on or prior to the date of this Agreement relating to (a) the protection of human health and safety (to the extent relating to exposure to Hazardous Materials); (b) emissions, discharges, releases or threatened releases of any Hazardous Material into the environment (including ambient air, surface water, ground water, land surface or subsurface strata); and (c) the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transport or handling of any Hazardous Material.

“Equity Value” means (a) $1,456,000,000, minus (b) the aggregate amount of cash (if any) payable in respect of the matters set forth on Section 3.6(d) of the Company Disclosure Letter.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with a company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Event” means any event, state of facts, development, change, circumstance, occurrence or effect.

“Exchange Act” means the United States Securities Exchange Act of 1934.

“Excluded Company Shares” means Company Ordinary Shares, if any, held as treasury shares of the Company.

“Excluded SPAC Shares” means SPAC Shares, if any, held in the name of SPAC as treasury shares.

“Excluded Unvested LTIP Awards” means the unvested portion of the Conditional Awards (which are denoted as “Excluded Unvested LTIP Awards” and set forth in Section 1.1(h) of the Company Disclosure Letter), which, in each case, are eligible to vest based on any determination of performance-based vesting by the Company Board (or, if appropriate, any committee administering the applicable Company Share Plans) that has not been made as of the Jersey Effective Time.

“FDA” means the United States Food and Drug Administration.

“FDA Deeming Rule” means the final rule issued by the FDA on May 10, 2016 pursuant to The Family Smoking Prevention and Tobacco Control Act and entitled “Deeming Tobacco Products To Be Subject to the Federal Food, Drug, and Cosmetic Act, as amended by the Family Smoking Prevention and Tobacco Control Act; Restrictions on the Sale and Distribution of Tobacco Products and Required Warning Statements for Tobacco Products.”

“FDCA” means the Federal Food, Drug and Cosmetic Act of 1938, as amended, and the rules and regulations promulgated and enforced by the FDA thereunder, including FDA Deeming Rule.

“Fraud Claim” means any claim based in whole or in part upon fraud (which means, with respect to any Person, the making of a statement of fact in the express representations and warranties set forth in this Agreement or any certificate delivered pursuant hereto, with the intent to deceive another Person and an actual knowledge or belief (as opposed to constructive, imputed or implied knowledge or belief) that such statement is false and which requires the elements defined by Delaware common law other than to the extent set forth in the final sentence of this definition) against the Person who committed a fraud, which such claim can only be brought by the Person alleged to have suffered from such alleged fraud. In no event shall fraud hereunder or a Fraud Claim include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including a claim for fraud) based on negligence.

“Fully-Diluted Company Shares” means the total number of issued and outstanding Company Ordinary Shares as of immediately prior to the Jersey Effective Time, determined on a fully-diluted basis assuming, without duplication, (a) the vesting, exercise and settlement in full of all Company Equity Awards (other than unexercised Company Options that are forfeited without consideration as of the Jersey Effective Time) outstanding immediately prior to the Jersey Effective Time (assuming, for purposes of determining the number of Company Ordinary Shares that would be issued in respect of Company Equity Awards (where applicable), a price per Company Ordinary Share equal to the Equity Value divided by the number of Fully-Diluted Company Shares (except for the Milestone Awards, with respect to which the number of Company Ordinary Shares that would be issued in respect of such Milestone Awards will be determined in accordance with the Company MIP)), including any such Company Equity Awards subject to vesting following the Jersey Effective Time (other than those awards that are specifically excluded from the calculation of Fully-Diluted Company Shares pursuant to the immediately succeeding sentence), (b) the issuance of the Company Top Up Awards as of immediately prior to the Jersey Effective Time and (c) the issuance of any Company Ordinary Shares that have been purchased but not yet registered by the Jersey Registrar as of immediately prior to the Jersey Effective Time. Notwithstanding the foregoing, the following Company Ordinary Shares shall be excluded from Fully-Diluted Company Shares, without duplication: (i) the Company Ordinary Shares issuable in respect of the PubCo Retention Awards; (ii) PubCo Earnout RSUs; and (iii) the Excluded Unvested LTIP Awards. As of November 5, 2025, there are 50,253,523 Fully-Diluted Company Shares, as calculated consistent with the above.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Generative AI Tools” means AI Technology capable of generating various types of content (including text, images, video, audio, or computer code) based on user-supplied prompts.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a Delaware corporation are its certificate of incorporation and bylaws, the “Governing Documents” of a Delaware limited liability company are its limited liability company agreement and certificate of formation under the Delaware Limited Liability Company Act and the “Governing Documents” of a Cayman Islands exempted company and a Jersey private company are its memorandum of association and articles of association under the Cayman Companies Act or the Jersey Companies Law, respectively, in each case, as amended and/or restated from time to time.

“Governmental Authority” means any federal, state, provincial, municipal, local, international, supranational or foreign government, governmental authority, regulatory or administrative agency (which for the purposes of this Agreement shall include the SEC), governmental commission, department, board, bureau, agency, court, arbitral tribunal, securities exchange or similar body or instrumentality thereof.

“Government Official” means (a) any director, officer, employee, agent or representative (including anyone elected, nominated, or appointed to be an officer, employee, or representative) of any Governmental Authority, or anyone otherwise acting in an official capacity on behalf of a Governmental Authority; (b) any political party, political party official, or political party employee; (c) any candidate for public or political office; (d) any royal or ruling family member; or (e) any agent or representative of any of those Persons listed in subcategories (a) through (d).

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Materials” means any chemical, waste, gas, liquid or other substance or material that is defined, listed, designated or regulated as a “hazardous substance,” “pollutant,” “contaminant,” “hazardous waste,” “regulated substance,” “hazardous chemical,” or “toxic chemical” (or by any similar term) under any Environmental Law, or that could result in the imposition of Liability, or responsibility for Remedial Action, under any Environmental Law, including petroleum and petroleum by-products or derivatives, asbestos or asbestos-containing materials, per- and polyfluoroalkyl substances, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IFRS” means the International Financial Reporting Standards issued by the International Accounting Standards Board, as in effect from time to time.

“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) any obligations as lessee under finance leases reflected, or required to be reflected in accordance with GAAP (with respect to SPAC) or IFRS (with respect to the AIR Companies), (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes,” (g) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the Transactions in respect of any of the items in the foregoing clauses (a) through (f), and (h) all Indebtedness of another Person referred to in clauses (a) through (g) above guaranteed directly or indirectly, jointly or severally. For the avoidance of doubt, “Indebtedness” shall exclude (i) any amounts included in Company Transaction Expenses (with respect to Indebtedness of the Company) or SPAC Transaction Expenses (with respect to Indebtedness of SPAC), (ii) accounts payable to trade creditors or accrued expenses, in each case, arising in the Ordinary Course and that are not yet due and payable or are being disputed in good faith, (iii) amounts owed by one wholly-owned AIR Company to another wholly-owned AIR Company, or (iv) the endorsement of negotiable instruments for collection in the Ordinary Course.

“Intellectual Property” means all intellectual property and proprietary rights arising anywhere worldwide, including any and all of the following: (a) Copyrights; (b) Trademarks; (c) Patents; (d) Proprietary Information (including knowledge databases, customer lists and customer databases); (e) Software, all domain names, uniform resource locators and other names and locators associated with the internet, including applications and registrations thereof; (f) all rights (as such may exist or be created in any jurisdiction), whether statutory, common law or otherwise, in, arising out of, or associated with the foregoing; (g) all other intellectual property or proprietary rights now known or hereafter recognized in any jurisdiction worldwide; (h) all rights equivalent or similar or pertaining to the foregoing, including those arising under international treaties and convention rights; (i) all rights and powers to assert, defend and recover title to any of the foregoing; (j) all rights to assert, defend, sue, and recover damages for any past, present and future infringement, misuse, misappropriation, impairment, unauthorized use or other violation of any rights in or to any of the foregoing; and (k) all administrative rights arising from the foregoing, including the right to prosecute applications and oppose, interfere with or challenge the applications of others, the rights to obtain renewals, continuations, divisions and extensions of legal protection pertaining to any of the foregoing.

“Investment Company Act” means the United States Investment Company Act of 1940.

“IPO Prospectus” means the final prospectus of SPAC, dated as of June 25, 2025, and filed with the SEC on June 26, 2025 (File Nos. 333-287847 and 333-288327).

“IT Systems” means, collectively, the hardware, Software, data, Databases, data communication lines, network and telecommunications equipment, platforms, servers, peripherals, computer systems, and other information technology equipment, facilities, infrastructure and documentation used, owned, leased or licensed by any of the AIR Companies and used in their business as currently conducted.

“Jersey” means the Bailiwick of Jersey.

“Jersey Companies Law” means the Companies (Jersey) Law 1991, as amended or restated from time to time.

“Jersey Merger Filing Documents” means this Agreement together with such other documents as may be required in accordance with the applicable provisions of the Jersey Companies Law or by any other Law to make the Jersey Merger effective.

“Jersey Registrar” means the Jersey Registrar of Companies in accordance with the Jersey Companies Law.

“Key Company Shareholders” means the Persons listed on Section 1.1(b) of the Company Disclosure Letter.

“Knowledge” means, with respect to (a) the Company or PubCo, the actual knowledge of Persons set forth on Section 1.1(c) of the Company Disclosure Letter or the knowledge that any such individual would have acquired following reasonable inquiry; (b) SPAC, the actual knowledge of Persons set forth on Section 1.1(a) of the SPAC Disclosure Letter, or the knowledge that any such individual would have acquired following reasonable inquiry; and (c) any other Party, the actual knowledge of its executive officers, directors or secretary that any such individual would have acquired following reasonable inquiry.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority, or any provisions or interpretations of the foregoing, including general principles of common and civil law and equity.

“Leased Real Property” means all real property leased, licensed, subleased, sublicensed or otherwise used or occupied by any of the AIR Companies or to which the AIR Companies otherwise has a right to use.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under IFRS or other applicable accounting standards), including Tax liabilities due or to become due.

“Licensed Intellectual Property” means the Intellectual Property licensed or made available by another Person to any of the AIR Companies.

“Lien” means any mortgage, pledge, security interest (including any created by Law), right of first refusal, attachment, option, proxy, voting trust, encumbrance, covenant not to sue, lien or charge of any kind (including any conditional sale or other title retention agreement in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under applicable Law.

“Milestone Awards” means the “milestone awards” granted pursuant to Schedule 3 of the Company MIP.

“Nasdaq” means the Nasdaq Stock Market.

“Non-Public Information” means any non-public information of or concerning the AIR Companies or any of their respective businesses, including business plans, financial data, customer and client lists, customer and client information (including names, addresses and contact information and including prospective customers and prospective clients), marketing plans, technology, products, services, solutions, offerings, platforms, Proprietary Information and Intellectual Property, whether existing or being developed.

“OFAC” means the U.S. Office of Foreign Assets Control.

“Open Source Software” means all Software that is distributed as “free software,” “open source software,” “shareware” or under a similar licensing or distribution model, including Software licensed, provided, or distributed under any open source license, including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Foundation (as promulgated by the Free Software Foundation).

“Ordinary Course” means, with respect to an action taken by a Person, that (i) such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person; and (ii) such action complies with, in all material respects, all applicable Laws.

“Owned Intellectual Property” means any and all Intellectual Property owned or purported to be owned by any of the AIR Companies.

“Patents” means all (a) U.S. and foreign patents (including certificates of invention and other patent equivalents), utility models, and applications for any of the foregoing, including provisional applications, and all patents of addition, improvement patents, continuations, continuations-in-part, divisionals, reissues, re-examinations, renewals, confirmations, substitutions and extensions thereof or related thereto, and all applications or counterparts in any jurisdiction pertaining to any of the foregoing, including applications filed pursuant to any international patent law treaty, (b) inventions, discoveries, improvements, idea submissions and invention disclosures, whether or not patentable, whether or not reduced to practice, and whether or not yet made the subject of a pending patent application or applications, and (c) other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventors’ certificates, petty patents and innovation patents), together with all worldwide rights and priorities afforded under any Law with respect to any of the foregoing.

“PCAOB” means the United States Public Company Accounting Oversight Board and any division or subdivision thereof.

“PEO” means any employer of record, professional employer organization or co-employer organization.

“Per Share Cayman Merger Consideration” means one PubCo Ordinary Share.

“Per Share Jersey Merger Consideration” means a number of validly issued, fully paid and nonassessable PubCo Ordinary Shares equal to (a) the Company Exchange Ratio plus (b) the Company Earnout Exchange Ratio.

“Per Share Merger Consideration” means the Per Share Cayman Merger Consideration or the Per Share Jersey Merger Consideration, as the context may require.

“Permit” means any consent, franchise, approval, registration, variance, license, permit, grant, certificate, registration or other authorization or approval of a Governmental Authority or pursuant to any Law. For the avoidance of doubt, this term includes Regulatory Permits.

“Permitted Liens” means (i) mechanic’s, materialmen’s and similar Liens arising in the Ordinary Course with respect to any amounts (A) not yet due and payable or which are being contested in good faith through appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP (with respect to SPAC) or IFRS (with respect to the AIR Companies), (ii) Liens for Taxes (A) not yet due and payable or which are being contested in good faith through appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP (with respect to

SPAC) or IFRS (with respect to the AIR Companies), (iii) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not materially interfere with the present use of the Leased Real Property, (iv) with respect to any Leased Real Property (A) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (B) any Lien permitted under a Real Property Lease, (C) any Liens encumbering the real property of which the Leased Real Property is a part, and (D) Liens not created by the Company with respect to the underlying fee interest of any Leased Real Property that an accurate up-to-date survey would show, in each case of clauses (A)-(D), that do not materially interfere with the present use of the Leased Real Property, (v) zoning, building, entitlement and other land use and environmental Laws promulgated by any Governmental Authority that do not materially interfere with the current use of the Leased Real Property, (vi) limited, non-exclusive licenses of Intellectual Property entered into with customers or vendors of the AIR Companies in the Ordinary Course, (vii) Ordinary Course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (viii) other Liens arising in the Ordinary Course and not incurred in connection with the borrowing of money and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security, (ix) reversionary rights in favor of landlords under any Leased Real Property with respect to any of the buildings or other improvements owned by the AIR Companies, (x) Liens identified in the Company Audited Financial Statements, (xi) Liens deemed to be created by this Agreement or any other agreement providing for the Transactions, (xii) Liens securing any credit facilities of SPAC or the AIR Companies existing as of the date of this Agreement, (xiii) transfer restrictions arising under applicable securities Laws, and (xiv) Liens existing on the date of this Agreement and listed on Section 7.16 of the Company Disclosure Letter.

“Permitted Transfer” means any Transfer of PubCo Ordinary Shares: (i) to PubCo’s officers or directors; (ii) to any Affiliate or family member of the relevant Company Shareholder; (iii) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, any current or future affiliate of such individual; (iv) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (v) in the case of an individual, pursuant to a qualified domestic relations order; or (vi) in the event of PubCo’s liquidation; provided, however, that in the case of clauses (i) through (vi), the transferees of such Permitted Transfers (the “Permitted Transferees”) must enter into a written agreement with PubCo agreeing to be bound by the Transfer restrictions under this Agreement.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, trust, estate, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“Personal Information” means (a) all data and information that, whether alone or in combination with any other data or information, relates to an identified or identifiable natural person; and (b) all other data or information that is otherwise protected by any Privacy Laws or otherwise considered personally identifiable information, personal data, biometric information, or similar terms under applicable Law.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Privacy Laws” means all Laws pertaining to (i) privacy, information security, cyber security, data protection, security incident notification, direct marketing, and electronic and telephonic communications; and (ii) the Processing of Personal Information.

“Process” or “Processing” (and any inflection thereof) means any operation or set of operations that are performed on data or information, whether or not by automated means. Processing includes the access, acquisition, collection, use, recording, organization, structuring, adaptation, alteration, retrieval, consultation, use, alignment or combination, restriction, erasure, storage, retention, sharing, distribution, transfer, disclosure, dissemination or otherwise making available, destruction, disposal, aggregation, deidentification, or any other processing of data or information in any medium.

“Proprietary Information” means all rights under applicable Laws in and to trade secrets, confidential information, proprietary information, designs, formulas, algorithms, procedures, methods, techniques, discoveries, developments, know-how, research and development, technical data, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, recordings, graphs, drawings, reports, analyses, documented and undocumented information, information and materials not generally known to the public, protocols, schematics, compositions, sketches, photographs, websites, content, images, graphics, text, artwork, audiovisual works, build instructions, Databases, pricing, customer and user lists, market studies, business plans, systems, structures, architectures, devices, concepts, methods and information, together with any and all notes, analysis, compilations, lab reports, notebooks, invention disclosures, studies, summaries, and other material containing or based, in whole or in part, on any information included in the foregoing, including all copies and tangible embodiments of any of the foregoing in whatever form or medium.

“PubCo Earnout RSUs” means restricted stock unit awards denoted as “PubCo Earnout RSUs” and to be granted in respect of the Vested Company Equity Awards set forth in Section 1.1(d) of the Company Disclosure Letter, to be granted after the Jersey Closing Date in accordance with Section 3.2(e).

“PubCo Retention Awards” means restricted stock unit awards denoted as “PubCo Retention Awards” and set forth in Section 1.1(e) of the Company Disclosure Letter, to be granted after the Jersey Closing Date in accordance with Section 3.2(f).

“PubCo Shareholder Special Resolution” means a written special resolution of the PubCo Nominees in accordance with the Jersey Companies Law and the memorandum and articles of association of PubCo pursuant to which the PubCo Nominees approve the adoption of the A&R PubCo Charter and the conversion of PubCo from a private limited company to a public limited company with effect from the Shareholder Approval Matters being approved at the Extraordinary General Meeting.

“Redeeming SPAC Shares” means each SPAC Class A Ordinary Share in respect of which the applicable holder thereof has validly exercised its Redemption Right (and not waived, withdrawn or otherwise lost such rights in accordance with the terms of this Agreement, the SPAC Memorandum and applicable Law).

“Redemption Amount” means the aggregate amount payable from the Trust Account with respect to all Redeeming SPAC Shares.

“Redemption Right” means the right of an eligible (as determined in accordance with the SPAC Memorandum) holder of SPAC Class A Ordinary Shares to elect to redeem all or a portion of the SPAC Class A Ordinary Shares held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any amounts drawn down by SPAC pursuant to the Sponsor Trust Contribution Note and added to the Trust Account to fund a portion of the Redemption Amount and the interest earned on the funds held in the Trust Account, but net of Taxes payable (as determined in accordance with the SPAC Memorandum)) in connection with the Business Combination.

“Registered IP” means all Intellectual Property that is registered, filed, certified, applied for, perfected, recorded, renewed or issued under the authority of, with or by any Governmental Authority, domain name registrar or other public or quasi-public legal authority anywhere in the world.

“Regulatory Permits” means all Permits required under Applicable Product Laws to conduct the business and operations of each of the AIR Companies as presently conducted, including with respect to manufacturing, processing, packaging, labeling, warehousing, sale, distribution, marketing, advertising, importing or exporting of Company Products.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, deposit, disposal, discharge, dispersal, escaping, dumping, or leaching into or through the environment (including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata).

“Remedial Action” means all action required under applicable Laws (i) to cleanup, remove, treat or in any other way remediate any Hazardous Material in the environment; (ii) to prevent the release of any Hazardous Material so that they do not substantially endanger or otherwise substantially and adversely affect the environment or public health or welfare; or (iii) to perform pre-remedial studies, investigations or monitoring, in or under any real property, assets or facilities.

“Representatives” of a Person means, collectively, officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives of such Person or its Affiliates.

“Resolution Statement” means the information and documentation required to be furnished to the Company Shareholders concurrently with the Special Written Resolution pursuant to Article 127F of the Jersey Companies Law.

“Sanctioned Territory” means a country or territory that is (or at the applicable time was) subject to comprehensive country- or territory-wide Sanctions, currently being Iran, Cuba, Crimea, North Korea and the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic.

“Sanctions” means (i) the economic, financial and trade sanctions Laws or restrictive measures administered, implemented, enacted or enforced by any Sanctions Authority; and (ii) any other applicable economic, financial and trade sanctions Laws or restrictive measures administered, implemented, enacted or enforced by any comparable Governmental Authority that do not conflict with the measures referred to in the foregoing clause (i).

“Sanctions Authority” means any Governmental Authority of (i) the United States of America (including OFAC, the U.S. Department of State and the U.S. Department of Commerce Bureau of Industry and Security); (ii) the United Kingdom (including the Office of Financial Sanctions Implementation in His Majesty’s Treasury, the Office of Trade Sanctions Implementation in the Department of Business and Trade, and HM Revenue and Customs); (iii) the European Union (including individual EU Member

States); (iv) the United Nations (including the United Nations Security Council and any United Nations Security Council Sanctions Committee); and (v) the United Arab Emirates (including the Executive Office for Control & Non-Proliferation).

“Sanctions List” means any Sanctions-related list maintained by any Sanctions Authority, including the Specially Designated Nationals and Blocked Persons List maintained by OFAC, lists maintained by the U.S. Department of State, the Consolidated List of Persons and Entities subject to Financial Sanctions maintained by the European Commission, the UK Sanctions List maintained by the UK Government, and/or any other similar or equivalent list maintained by, or public announcement of Sanctions, blocking, designation or asset freeze made by any Sanctions Authority.

“Sanctions Restricted Person” means any Person that is (or at the applicable time was) (a) designated in any Sanctions List; (b) located, resident or domiciled in, or incorporated, constituted or organized under the Laws of, or that is or is part of a Governmental Authority of, a Sanctioned Territory; or (c) “owned” or “controlled” by, or “acting on behalf of or at the direction” of (as those terms are defined or understood under relevant Sanctions and associated guidance), a Person referred to in the foregoing clause (a) or (b).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933.

“Shareholder Portfolio Companies” means the entities set forth in Section 1.1(f) of the Company Disclosure Letter.

“Shareholders’ Agreement” means that certain Amended and Restated Shareholders’ Agreement in relation to the Company (formerly known as UBOS TopCo Limited), as entered into on November 5, 2020, and subsequently amended and restated on July 29, 2021, as amended or restated from time to time.

“Software” means all computer software, programs, applications, scripts, middleware, firmware, interfaces, tools, operating systems, software code of any nature, (including object code, source code, interpreted code, data files, rules, definitions and methodology derived from the foregoing) and any derivations, updates, enhancements and customization of any of the foregoing, together with all related processes, technical data, algorithms, APIs, subroutines, operating procedures, report formats, development tools, templates and user interfaces.

“SPAC Class A Ordinary Share” means a Class A ordinary share of SPAC, par value $0.0001 per share.

“SPAC Class B Ordinary Share” means a Class B ordinary share of SPAC, par value $0.0001 per share.

“SPAC Acquisition Proposal” means an Acquisition Proposal with respect to SPAC.

“SPAC Fundamental Warranties” means the representations and warranties set forth in Section 5.1 (Organization and Standing), Section 5.2 (Authorization; Binding Agreement), Section 5.5 (Capitalization), Section 5.15 (Finders and Brokers) and Section 5.19 (Trust Account).

“SPAC Loans” means the loans made or to be made to SPAC by Sponsor for the purpose of financing costs and expenses incurred in connection with the IPO, a Business Combination or other working capital expenditures of SPAC, including pursuant to the Sponsor Working Capital Note and the Sponsor Trust Contribution Note.

“SPAC Material Adverse Effect” means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets and liabilities, results of operations or financial condition of SPAC or (ii) the ability of SPAC to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “SPAC Material Adverse Effect”: (a) any enactment of, or change or proposed change in, any applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action expressly required to be taken under this Agreement or any Ancillary Document, (d) changes attributable to the public announcement or pendency of the Transactions (it being understood and agreed that this clause (d) shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, delivery, or performance of this Agreement), (e) any natural or man-made disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions, fires or similar occurrences), epidemic, pandemic, disease or outbreak (including any Laws enacted or changed in response to such epidemic, pandemic, disease or outbreak and interpretations of an applicable Governmental Authority thereof following the date of this Agreement), acts of nature or change in climate, (f) any acts of terrorism or war (whether or not declared), sabotage, civil unrest, terrorism, riots, the outbreak or escalation of hostilities, geopolitical conditions, local, regional, state, national or international political conditions, or social conditions, (g) any matter as of the date of this Agreement to the extent expressly set forth on the SPAC Disclosure Letter, (h) any action taken by or at the express written request of an authorized officer of, the Company (other than actions contemplated by this Agreement or any Ancillary Document), (i) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), (j) the consummation and effects of any redemption pursuant to the Redemption Rights or the failure to obtain the Required Shareholder Approval, or (k) any worsening of the Events referred to in clauses (b), (e), (f) or (i) to the extent existing as of the date of this Agreement; provided, that in the case of each of clauses (a), (b), (e), or (f), any such Event to the extent it disproportionately affects SPAC relative to other participants in the industries in which SPAC operates shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a SPAC Material Adverse Effect.

“SPAC Memorandum” means the amended and restated memorandum and articles of association of SPAC, adopted on June 25, 2025, as amended or restated from time to time.

“SPAC Ordinary Shares” means, collectively, the SPAC Class A Ordinary Shares and the SPAC Class B Ordinary Shares.

“SPAC Preference Share” means a preference share of SPAC, par value $0.0001 per share.

“SPAC Shares” means, collectively, the SPAC Ordinary Shares and the SPAC Preference Shares.

“SPAC Transaction Expenses” means any out-of-pocket fees and expenses paid or payable by SPAC (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including, without double-counting (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers who have been engaged by SPAC (i) on or prior to the date of this Agreement; or (ii) after the date of this Agreement (1) as set forth on Section 1.1(b) of the SPAC Disclosure Letter; or (2) with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), including the Cantor Fees, (b) Transfer Taxes, (c) any and all filing fees to Governmental Authorities in connection with the Transactions, (d) the repayment of any outstanding SPAC Loans and any other outstanding promissory notes owed to Sponsor or any other Affiliates of SPAC.

“Specified Distribution Contract” has the meaning set forth in Section 1.1(i) of the Company Disclosure Letter.

“Sponsor Private Placement” means the private sale by SPAC to Sponsor of certain SPAC Class A Ordinary Shares, as set forth and more particularly described in that certain Private Placement Shares Purchase Agreement, dated as of June 25, 2025, by and between SPAC and Sponsor.

“Sponsor Trust Contribution Note” means the Promissory Note in the aggregate principal amount of up to $4,140,000 entered into by SPAC in favor of Sponsor on June 25, 2025, in connection with loans Sponsor may make to SPAC to fund a portion of the Redemption Amount as further described in the SEC Reports.

“Sponsor Working Capital Note” means the Promissory Note in the aggregate principal amount of up to $1,750,000 entered into by SPAC in favor of Sponsor on June 25, 2025, in connection with loans Sponsor has made, or may make, to SPAC to fund SPAC’s expenses relating to investigating and selecting a target business and other working capital requirements.

“Subsidiary” means, with respect to a Person, any corporation, general or limited partnership, limited liability company, joint venture or other entity in which such Person, directly or indirectly, (a) owns or controls fifty percent (50%) or more of the outstanding voting securities, profits interest or capital interest, (b) is entitled to elect at least a majority of the board of directors or similar governing body or (c) in the case of a limited partnership, limited liability company or similar entity, is a general partner or managing member and has the power to direct the policies, management and affairs of such entity, respectively.

“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any amendments or supplements of any of the foregoing.

“Taxes” means all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto.

“Trade Laws” means any applicable Laws relating to and governing the import, export, reexport, release, brokering, or transfer of goods, software, technology, technical data and services, including Canada’s Customs Act, Customs Tariff, Export and Import Permits Act, the Criminal Code (Canada), the Special Economic Measures Act, the United Arab Emirates Federal Decree Law No. 43 of 2021, Cabinet Resolution No. 97 of 2024, and Cabinet Resolution No. 50 of 2020, the United Nations Act, the Justice for Victims of Corrupt Foreign Officials Act and the Freezing Assets of Corrupt Foreign Officials Act, the U.S. International Emergency

Economic Powers Act, U.S. Outbound Investment Regulations under 31 C.F.R. Part 850, the Tariff Act of 1930 and other Laws and programs administered or enforced by the U.S. Department of Commerce, U.S. International Trade Commission, U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement and their predecessor agencies, the U.S. Export Control Reform Act of 2018, the U.S. Export Administration Regulations (15 C.F.R. Parts 730‑774), including related restrictions with regard to transactions involving Persons on the U.S. Department of Commerce’s Denied Persons List or Entity List, the U.S. Arms Export Control Act, the U.S. International Traffic in Arms Regulations (22 C.F.R. Parts 120‑130), including related restrictions with regard to transactions involving Persons on the U.S. Department of State’s Debarred List, the U.S. Trading With the Enemy Act, the embargoes and restrictions administered by the U.S. Department of the Treasury, OFAC, Orders of the President of the United States of America regarding embargoes and restrictions on transactions with designated countries and entities, including Persons designated on OFAC’s List of Specially Designated Nationals and Blocked Persons, the antiboycott regulations administered by the U.S. Department of Commerce and the antiboycott regulations administered by the U.S. Department of the Treasury, the United Nations Security Council, the United Kingdom, the European Union, the United Arab Emirates and any other locally applicable similar or equivalent Laws regarding economic sanctions, export controls or trade compliance.

“Trade Secrets” means any trade secrets, and any other intellectual property rights arising under applicable Law, in confidential or proprietary information, concepts, ideas, designs, research or development information, processes, procedures, techniques, formulae technical information, specifications, methods, know-how, data, discoveries, and inventions (but excluding any Patents or Copyrights therein).

“Trademarks” means all trademarks, service marks, trade names, business names, corporate names, trade dress, look and feel, product and service names, logos, brand names, slogans, 800 numbers, social media usernames, handles, hashtags and account names, symbols, emblems, insignia and other distinctive identification and indicia of source of origin, whether or not registered, including all common law rights thereto, and all applications and registrations therefor, and all goodwill associated with any of the foregoing or the business connected with the use of and symbolized by the foregoing.

“Trading Day” means any day on which the PubCo Ordinary Shares (or any common or ordinary equity security that is the successor to the PubCo Ordinary Shares) are actually traded on the principal exchange on which such securities are then listed or quoted.

“Transfer” means (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

“Trust Account” means the trust account established by SPAC for the benefit of its Public Shareholders with the net proceeds from the IPO and the Sponsor Private Placement, pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of June 25, 2025, by and between SPAC and Continental Stock Transfer & Trust Company.

1.2 Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section	Term	Section
A&R PubCo Charter	10.1(i)	Federal Securities Laws	8.9
A&R Registration Rights Agreement	8.20	Intended Tax Treatment	3.10
Agreement	Preamble	Interim Period	8.1(a)
Antitrust Laws	8.11(b)	Intervening Event	8.14(f)(i)
Authorization Notice	3.6(c)	Intervening Event Change in Recommendation	8.14(f)(i)
Cayman Closing	4.1	Intervening Event Notice Period	8.14(f)(i)
Cayman Closing Date	4.1	IPO	5.5(a)
Cayman Effective Time	2.2(a)	Jersey Closing	4.1
Cayman Merger	Recitals	Jersey Closing Date	4.1
Cayman Merger Sub	Preamble	Jersey Effective Time	2.2(b)
Cayman Merger Sub Share	6.5(a)	Jersey Merger	Recitals
Closing Filing	8.15(b)	Jersey Merger Sub	Preamble
Closing Press Release	8.15(b)	Jersey Merger Sub Share	6.5(a)
Company	Preamble	Legal Restraint	10.1(e)
Company Approval Matters	Recitals	Marketing Authorization	7.28(a)

Term	Section	Term	Section
Company Audited Financial Statements	7.7(a)	Mergers	Recitals
Company Benefit Plan	7.18(a)	Modification in Recommendation	8.14(f)(i)
Company Board	Recitals	Nonparty Affiliates	13.14
Company D&O Tail Insurance	8.18(c)	Outside Date	11.1(b)
Company Disclosure Letter	ARTICLE VII	Parties	Preamble
Company Financial Statements	7.7(a)	Party	Preamble
Company Material Contract	7.12(a)	PIPE Investment	8.22
Company Permits	7.10	Plan of Cayman Merger	2.1(a)
Company Recommendation	7.2	PMTA	7.28(a)
Company Unaudited Financial Statements	7.7(a)	Proxy Statement	8.14(a)
Conditional Award	3.2(b)	Proxy/Registration Statement	8.14(a)
Confidentiality Agreement	8.1(c)	PubCo	Preamble
Converted Conditional Award	3.2(b)	PubCo Equity Incentive Plan	8.21
Contracting Parties	13.14	PubCo Ordinary Share	6.5(a)
D&O Indemnified Persons	8.17(a)	Real Property Lease	7.12(a)(iii)
Designated Entity	7.13(b)	Regulatory Approvals	10.1(f)
DLA	13.16	Related Person	7.20
Dissenting SPAC Shareholders	3.6(a)	Required Shareholder Approval	10.1(c)
Dissenting SPAC Shares	3.6(a)	SE	7.28(a)
Enforceability Exceptions	5.2	SEC Reports	5.6(a)
Environmental Permits	7.19(a)	Shareholder Approval Matters	8.14(a)
Extraordinary General Meeting	8.14(a)	Shareholder Support Agreement	Recitals
Signing Filing	8.15(b)
Signing Press Release	8.15(b)
SPAC	Preamble
SPAC Board	Recitals
SPAC D&O Tail Insurance	8.18(b)
SPAC Deal Communications	13.16
SPAC Disclosure Letter	ARTICLE V
SPAC Financials	5.6(c)
SPAC Material Contract	5.13(a)
SPAC Disclosure Letter	ARTICLE V
SPAC Recommendation	5.2
SPAC Shareholders	Recitals
Special Written Resolution	Recitals
Sponsor	Recitals
Sponsor Support Agreement	Recitals
Surviving Cayman Company	2.1(a)
Surviving Companies	2.1(b)
Surviving Jersey Company	2.1(b)
Transactions	Recitals
Transfer Agent	3.7
Transfer Taxes	8.13(c)
Trust Account Released Claims	12.1
WARN Act	7.17(b)

ARTICLE II.

MERGERS

2.1 Mergers.

(a) At the Cayman Effective Time, subject to and upon the terms and conditions of this Agreement and the plan of merger to be entered into between SPAC and Cayman Merger Sub substantially in the form attached hereto as Exhibit C (the “Plan of Cayman Merger”), and in accordance with the applicable provisions of the Cayman Companies Act, SPAC, as a constituent company for the purpose of the Cayman Companies Act, and Cayman Merger Sub, as a constituent company for the purpose of the Cayman Companies Act, shall consummate the Cayman Merger, pursuant to which Cayman Merger Sub shall be merged with and into SPAC with SPAC being the surviving entity for the purpose of the Cayman Companies Act, following which the separate corporate existence of Cayman Merger Sub shall cease, and SPAC shall continue as the surviving company and a wholly owned direct subsidiary of PubCo. SPAC, as the surviving company after the Cayman Merger, is hereinafter referred to as the “Surviving Cayman Company.”

(b) At the Jersey Effective Time, which shall be immediately following the Cayman Effective Time, subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the Jersey Companies Law, the Company, as a merging company for the purpose of the Jersey Companies Law, and Jersey Merger Sub, as a merging company for the purpose of the Jersey Companies Law, shall consummate the Jersey Merger, pursuant to which Jersey Merger Sub shall be merged with and into the Company with the Company being the surviving entity for the purpose of the Jersey Companies Law, following which the separate corporate existence of Jersey Merger Sub shall cease, and the Company shall continue as the surviving company and a wholly owned direct subsidiary of PubCo. The Company, as the surviving company after the Jersey Merger, is hereinafter referred to as the “Surviving Jersey Company,” and together with the Surviving Cayman Company, the “Surviving Companies.”

2.2 Effective Times.

(a) SPAC and Cayman Merger Sub shall cause the Cayman Merger to be consummated by filing the Plan of Cayman Merger and other Cayman Merger Filing Documents with the Cayman Registrar. The Cayman Merger shall become effective at the time on the Cayman Closing Date when the Plan of Cayman Merger is registered by the Cayman Registrar in accordance with Section 233(13) of the Cayman Companies Act or at such later time permitted by the Cayman Companies Act as may be agreed and specified by SPAC and Cayman Merger Sub (the “Cayman Effective Time”).

(b) The Company and Jersey Merger Sub shall cause the Jersey Merger to be consummated by filing the Jersey Merger Filing Documents with the Jersey Registrar. The Jersey Merger shall become effective at the time on the Jersey Closing Date when the Jersey Merger Filing Documents are registered by the Jersey Registrar in accordance with Article 127FM(2)(b) of the Jersey Companies Law (the “Jersey Effective Time”).

2.3 Effect of the Mergers.

(a) At the Cayman Effective Time, the effect of the Cayman Merger shall be as provided in this Agreement, the Plan of Cayman Merger and the applicable provisions of the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Cayman Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of SPAC and Cayman Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Cayman Company (including all rights and obligations with respect to the Trust Account), which shall include the assumption by the Surviving Cayman Company of any and all agreements, covenants, duties and obligations of SPAC and Cayman Merger Sub set forth in this Agreement to be performed after the Cayman Effective Time.

(b) At the Jersey Effective Time, the effect of the Jersey Merger shall be as provided in this Agreement and the applicable provisions of the Jersey Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Jersey Effective Time, (i) all property and rights to which each of the Company and Jersey Merger Sub are entitled immediately prior to the Jersey Merger is completed become the property and rights of the Surviving Jersey Company, (ii) the Surviving Jersey Company becomes subject to all criminal and civil liabilities, and all contracts, debts and other obligations, to which each of the Company and Jersey Merger Sub were subject immediately prior to the Jersey Merger is completed and (iii) all actions and other legal proceedings, which, immediately prior to the Jersey Merger is completed, are pending by or against any of the Company and Jersey Merger Sub may be continued by or against the Surviving Jersey Company, which shall include the assumption by the Surviving Jersey Company of any and all agreements, covenants, duties and obligations of the Company and Jersey Merger Sub set forth in this Agreement to be performed after the Jersey Effective Time.

2.4 Governing Documents.

(a) The memorandum and articles of association of Cayman Merger Sub as in effect immediately prior to the Cayman Effective Time shall be the memorandum and articles of association of the Surviving Cayman Company as of the Cayman Effective Time until thereafter amended in accordance with such memorandum and articles of association and applicable Law.

(b) The memorandum and articles of association of the Surviving Jersey Company at the Jersey Effective Time shall be the memorandum and articles of association as in the form attached as Exhibit F and as provided to the Company Shareholders in connection with the Special Written Resolution until thereafter amended in accordance with such memorandum and articles of association and applicable Law.

2.5 Directors and Officers of Surviving Companies.

(a) At the Cayman Effective Time, the directors and officers of the Surviving Cayman Company shall be the directors and officers of Cayman Merger Sub, each to hold office in accordance with the Governing Documents of the Surviving Cayman Company until their resignation or removal in accordance with the Governing Documents of the Surviving Cayman Company or until their respective successors are duly elected or appointed and qualified. At the Cayman Effective Time, the board of directors and officers of SPAC shall automatically cease to hold office.

(b) At the Jersey Effective Time, the sole director of the Surviving Jersey Company shall be the person listed in Part 1 of Schedule 1, who shall hold office in accordance with the Governing Documents of the Surviving Jersey Company until their resignation or removal in accordance with the Governing Documents of the Surviving Jersey Company or until their respective successors are duly elected or appointed and qualified. At the Jersey Effective Time, the directors of the Company listed in Part 2 of Schedule 1 will cease to be a director of the Surviving Jersey Company.

2.6 PubCo Conversion and Subscriber Share Redemption

(a) Pursuant to the PubCo Shareholder Special Resolution, the PubCo Nominees will approve the adoption of the A&R PubCo Charter with effect from the Shareholder Approval Matters being approved at the Extraordinary General Meeting.

(b) Upon the A&R PubCo Charter being adopted pursuant to the PubCo Shareholder Special Resolution, PubCo shall convert from a private limited company into a public limited company and, as soon as reasonably practicable following the earlier of the Cayman Closing and the Jersey Closing, the ordinary shares in the capital of PubCo which were issued to the PubCo Nominees on the incorporation of PubCo (the “Subscriber Shares”) shall be redesignated as redeemable deferred shares and then immediately redeemed and cancelled in accordance with the provisions of the A&R PubCo Charter and the Jersey Companies Law (the “Subscriber Share Redemption”).

(c) The Company and SPAC shall use their respective commercially reasonable efforts, and shall cooperate fully with each other, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law, to direct the PubCo Nominees to execute and deliver to PubCo such documents as are required to effect the Subscriber Share Redemption.

ARTICLE III.

CONVERSION OF SECURITIES; EXCHANGE OF SECURITIES

3.1 Effect of Mergers on SPAC Shares, Company Shares, Cayman Merger Sub Shares and Jersey Merger Sub Shares.

(a) At the Cayman Effective Time, by virtue of the Cayman Merger and without any action on the part of any Party or the holders of securities of SPAC or PubCo:

(i) Forfeiture of SPAC B Ordinary Shares. Pursuant to the terms of the Sponsor Support Agreement: (A) the Sponsor shall surrender and forfeit 3,400,000 of the SPAC Class B Ordinary Shares held by Sponsor (the “Forfeited Shares”); and (B) the Forfeited Shares shall be automatically and immediately cancelled by SPAC.

(ii) Conversion of SPAC B Ordinary Shares. All of the then-issued and outstanding SPAC Class B Ordinary Shares (for the avoidance of doubt, excluding the Forfeited Shares) shall be converted automatically into SPAC Class A Ordinary Shares on a one-for-one basis in accordance with the Initial Conversion Ratio (as defined in the SPAC Memorandum) and the terms of the SPAC Memorandum, following which, all SPAC Class B Ordinary Shares shall cease to exist. The holders of SPAC Class B Ordinary Shares issued and outstanding immediately prior to the Cayman Effective Time shall cease to have any rights with respect to such shares, except as provided herein or by Law.

(iii) Conversion of SPAC Class A Ordinary Shares. Each SPAC Class A Ordinary Share (including those converted from SPAC Class B Ordinary Shares pursuant to Section 3.1(a)(ii)) that is issued and outstanding immediately prior to the Cayman Effective Time (other than any Excluded SPAC Shares, Redeeming SPAC Shares and Dissenting SPAC Shares) shall thereupon be converted into, and the holder of such SPAC Class A Ordinary Share shall be entitled to receive, the Per Share Cayman Merger Consideration. All of the SPAC Class A Ordinary Shares converted into the right to receive the Per Share Cayman Merger Consideration pursuant to this Section 3.1(a)(iii) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist at the Cayman Effective Time, and each holder of a certificate (if any) previously representing any such SPAC Class A Ordinary Shares shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Cayman Merger Consideration into which such SPAC Class A Ordinary Shares shall have been converted in the Cayman Merger.

(iv) Excluded SPAC Shares. Each Excluded SPAC Share that is issued and outstanding immediately prior to the Cayman Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, without any conversion thereof and no consideration shall be paid with respect thereto.

(v) Redeeming SPAC Shares. Each Redeeming SPAC Share that is issued and outstanding immediately prior to the Cayman Effective Time (if any) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of such Redeeming SPAC Shares shall thereafter cease to have any rights with respect to such securities except the right to be paid a pro rata share of the Redemption Amount in accordance with the SPAC Memorandum. Notwithstanding the foregoing, once the holder of a SPAC Class A Ordinary Share has validly exercised its Redemption Right with respect to such security, such holder’s rights with respect to such security shall be limited to the right to receive a pro rata share of the Redemption Amount in accordance with the SPAC Memorandum.

(vi) Dissenting SPAC Shares. Each Dissenting SPAC Share that is issued and outstanding immediately prior to the Cayman Effective Time (if any) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each Dissenting SPAC Shareholder shall thereafter cease to have any rights with respect to such securities except the rights granted by Section 238 of the Cayman Companies Act to Dissenting SPAC Shareholders, subject to Section 3.6. Any payment made to a Dissenting SPAC Shareholder with respect to any Dissenting SPAC Share shall be made by SPAC, if such payment is made prior to the Cayman Effective Time, or by PubCo or the Surviving Cayman Company, if such payment is made after the Cayman Effective Time. For the avoidance of doubt, no payment made to a Dissenting SPAC Shareholder with respect to any Dissenting SPAC Share shall be made using funds directly or indirectly received from the Company or any Company Subsidiary.

(vii) Cayman Merger Sub Shares. Each Cayman Merger Sub Share that is issued and outstanding immediately prior to the Cayman Effective Time shall continue existing and being held by PubCo and shall constitute the only issued and outstanding shares in the capital of the Surviving Cayman Company.

(b) At the Jersey Effective Time, by virtue of the Jersey Merger and without any action on the part of any Party or the holders of securities of the Company or PubCo:

(i) Company Ordinary Shares. Each Company Ordinary Share that is issued and outstanding immediately prior to the Jersey Effective Time (other than any Excluded Company Shares) shall thereupon be transferred to PubCo, and the holder of such Company Ordinary Share shall be entitled to receive, the Per Share Jersey Merger Consideration, subject to Section 3.1(b)(ii) and Section 3.1(b)(iii). Each holder of a certificate (if any) previously representing any such Company Ordinary Shares shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Jersey Merger Consideration.

(ii) Lock-Up. No PubCo Ordinary Share issued to a Company Shareholder pursuant to Section 3.1(b)(i) may be Transferred until the earlier of: (i) the date falling six (6) months from the Jersey Effective Time; and (ii) the date on which an Early Release Event occurs, provided that the foregoing shall not prohibit or restrict a Permitted Transfer or the granting of any Liens over any such PubCo Ordinary Shares to secure obligations which arise under or in connection with any financial facilities entered into by the relevant Company Shareholder, its Affiliates or its Permitted Transferees, on the one hand, and a third-party Lien-holder, on the other hand, for the benefit of such Company Shareholder, its Affiliates or such Permitted Transferee, as applicable; provided, further, however, that during the six-month lock-up period, such Lien-holder shall not be permitted to foreclose upon such PubCo Ordinary Shares or otherwise be entitled to enforce its rights or remedies with respect to such PubCo Ordinary Shares, including the right to vote, Transfer or take title to or ownership of such PubCo Ordinary Shares. The share certificates (if any are issued) representing the PubCo Ordinary Shares subject to this Section 3.1(b)(ii) shall be stamped or otherwise imprinted with, and each book-entry account evidencing any such PubCo Ordinary Shares must bear, a legend relating to the Transfer restrictions imposed by this Section 3.1(b)(ii), in addition to any other applicable legends. Any transferees of PubCo Ordinary Shares received in accordance with this Section 3.1(b)(ii) will hold such PubCo Ordinary Shares subject to the Transfer restrictions imposed by this Section 3.1(b)(ii).

(iii) Earnout Company Shares. Effective from the Jersey Closing, the Earnout Company Shares (together with any equity securities paid as dividends or distributions with respect to such PubCo Ordinary Shares or into which such PubCo Ordinary Shares are exchanged or converted, in either case, after the Jersey Closing) shall not be Transferred until such Earnout Company Share has vested in accordance with this Section 3.1(b)(iii). The Earnout Company Shares shall vest and no longer be subject to redesignation as redeemable deferred shares and subsequent redemption and cancellation in accordance with the relevant provisions of the A&R PubCo Charter and the Jersey Companies Law upon the earlier of (A) an Early Release Event and (B) the last Trading Day of the period in which the closing price of the PubCo Ordinary Shares (or any common or ordinary equity security that is the successor to the PubCo Ordinary Shares) on the principal exchange on which such securities are then listed or quoted is at or above $12.50 for twenty (20) Trading Days (which need not be consecutive) over a consecutive thirty (30) Trading Day period at any time during the five (5) year period from the Jersey Closing. In the event that the Earnout Company Shares have not vested on or prior to the date which is five (5) years following the Jersey Closing, all Earnout Company Shares shall automatically be redesignated as redeemable shares and then immediately redeemed and cancelled in accordance with the provisions of the A&R PubCo Charter and the Jersey Companies Law. The share certificates (if any are issued) representing the Earnout Company Shares shall be stamped or otherwise imprinted with, and each book-entry account evidencing any

Earnout Company Shares must bear, a legend relating to the Transfer restrictions imposed by this Section 3.1(b)(iii), in addition to any other applicable legends.

(iv) Excluded Company Shares. Each Excluded Company Share that is issued and outstanding immediately prior to the Jersey Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, without any conversion thereof and no consideration shall be paid with respect thereto.

(v) Jersey Merger Sub Shares. Each Jersey Merger Sub Share that is issued and outstanding immediately prior to the Jersey Effective Time shall no longer be issued and shall automatically be cancelled and shall cease to exist, without any conversion thereof.

(vi) Termination of the Shareholders’ Agreement. The Company, PubCo, and the Jersey Merger Sub hereby acknowledge and agree that, effective at the Jersey Effective Time, the Shareholders’ Agreement shall automatically, and without any further action by any of the Parties or the Company Shareholders, terminate in full and become null and void and of no further force and effect.

(vii) Authorization on Behalf of SPAC. The Parties acknowledge and agree that notwithstanding anything to the contrary contained in this Agreement, any consent, waiver or amendment with respect to the restrictions set forth in this Section 3.1(b) shall require the prior written consent of Sponsor.

(c) No Liability. Notwithstanding anything to the contrary in this Section 3.1, none of the Surviving Companies, PubCo, the Company or any other Party shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(d) Fractional Shares. Notwithstanding anything to the contrary contained herein, no fraction of a PubCo Ordinary Share will be issued, in any form, by virtue of this Agreement, the Mergers or the Transactions, and each Person who would otherwise be entitled to a fraction of a PubCo Ordinary Share (after aggregating all fractional PubCo Ordinary Shares that would otherwise be received by such Person) shall instead have the number of PubCo Ordinary Shares issued to such Person rounded down to the nearest whole PubCo Ordinary Share. No cash settlements shall be made with respect to fractional shares eliminated by rounding.

(e) Transfer Formalities.

(i) In connection with Section 3.1(b)(i), each Company Shareholder shall be deemed to have appointed PubCo (acting by any one director of PubCo) to be its duly appointed agent with full power to execute, complete and deliver in the name and on behalf of such Company Shareholder all documents necessary to give effect to the transfer of the Company Ordinary Shares held by such Company Shareholder pursuant to Section 3.1(b)(i).

(ii) The parties shall ratify and confirm whatever the person appointed pursuant to Section 3.1(e)(i) shall do or purport to do by virtue of Section 3.1(e)(i) in good faith and PubCo shall (subject to applicable law) indemnify such person against all actions, proceedings, claims, costs, expenses and liabilities of every description arising from the exercise or the purported exercise in good faith of any of the powers conferred by this Section 3.1(e).

(iii) The appointment referred to in Section 3.1(e)(i) shall be irrevocable and any transfer taken in accordance with Section 3.1(e) shall be valid for all purposes.

3.2 Treatment of Company Equity Awards.

(a) Company Options. As of the Jersey Effective Time, each Company Option that has not been exercised shall be cancelled without any action on the part of any holder or beneficiary thereof for no consideration in accordance with its terms.

(b) Conditional Awards. As of the Jersey Effective Time, each Company Equity Award consisting of a restricted share unit award or any other conditional right to receive Company Ordinary Shares subject to time-based, performance, or other vesting restrictions (each, a “Conditional Award”) that is outstanding immediately prior to the Jersey Effective Time shall, automatically and without any required action on the part of any holder or beneficiary thereof, be assumed by PubCo and converted into a conditional award denominated in PubCo Ordinary Shares (each, a “Converted Conditional Award”). Each Converted Conditional Award shall continue to have and be subject to substantially the same terms and conditions as were applicable to the corresponding Conditional Award immediately prior to the Jersey Effective Time (including vesting conditions and dividend equivalent rights); provided that each Converted Conditional Award which is vested or will vest in connection with the consummation of the Transactions (including in connection with the expiration of the six-month lock-up period contemplated by Section 3.1(b)(ii)) (“Vested Company Equity Awards”) shall cover that number of PubCo Ordinary Shares equal to the product (rounded down to the nearest whole number) of (A) the number of Company Ordinary Shares underlying such Converted Conditional Award (calculated consistent with the terms thereof as if vesting on the date of the Jersey Effective Time) and (B) the Company Exchange Ratio.

(c) Treatment of Company Share Plans. Effective as of the Jersey Effective Time, the board of directors of PubCo shall cause PubCo to assume the Company Share Plans, and all references to “Company” in the Company Share Plans and the documents governing the Company Share Plans after the Jersey Effective Time will be deemed references to PubCo. PubCo shall, upon vesting of the Converted Conditional Awards which are not Vested Company Equity Awards, issue or cause to be issued the appropriate number of PubCo Ordinary Shares under the PubCo Equity Incentive Plan, as reasonably determined in good faith by the board of directors of PubCo in accordance with the terms of such Converted Conditional Awards and the applicable Company Share Plan. As of the Jersey Effective Time, the Company will cease granting awards under the Company Share Plans; however, as applicable, the Company Equity Awards will remain subject to the terms of the applicable Company Share Plan.

(d) PubCo Top Up Awards. As soon as reasonably practicable following the filing of the applicable Form S-8 registration statement for the PubCo Equity Incentive Plan, the board of directors of PubCo shall cause PubCo to issue the Company Top Up Awards under the PubCo Equity Incentive Plan, which Company Top Up Awards (i) shall vest and be settled following the expiration of the six-month lock-up period contemplated by Section 3.1(b)(ii); and (ii) shall each be denominated in the number of PubCo Ordinary Shares equal to the product (rounded down to the nearest whole number) of (A) the number of Company Top Up Awards for such employee as set forth in Section 3.2(d) of the Company Disclosure Letter and (B) the Company Exchange Ratio. The grant of each Company Top Up Award shall be subject to and conditioned upon the applicable employee recipient thereof executing a waiver of any further rights or awards of any Company Ordinary Shares or PubCo Ordinary Shares issuable under or pursuant to the Company Share Plans.

(e) PubCo Earnout RSUs. As soon as reasonably practicable following the filing of the applicable Form S-8 registration statement for the PubCo Equity Incentive Plan, the board of directors of PubCo shall cause PubCo to issue to each holder of a Vested Company Equity Award who remains employed by PubCo or one of its subsidiaries a new award in the form of restricted stock units under the PubCo Equity Incentive Plan (“PubCo Earnout RSUs”). Each such holder of Vested Company Equity Awards will be entitled to receive a number of PubCo Earnout RSUs equal to the number of Earnout Company Shares such holder would have received if he or she had been entitled to the Per Share Jersey Merger Consideration in respect of the number of Company Ordinary Shares issuable under the Vested Company Equity Award (including any dividend equivalent rights) held by such holder. The PubCo Earnout RSUs will be subject to the same vesting requirements as the Earnout Company Shares as set forth above in Section 3.1(b)(iii); provided that the vesting of such PubCo Earnout RSUs will also be subject to such recipient’s continuous employment or service through the applicable vesting date of such PubCo Earnout RSUs.

(f) PubCo Retention Awards. As soon as reasonably practicable following the filing of the applicable Form S-8 registration statement for the PubCo Equity Incentive Plan, the board of directors of PubCo shall cause PubCo to issue the PubCo Retention Awards under the PubCo Equity Incentive Plan, which PubCo Retention Award shall vest and be settled in a manner substantially consistent with the terms set forth in the Company MIP.

(g) Company Actions. Prior to the Jersey Effective Time, the Company Board (or, if appropriate, any committee administering the Company Share Plans or the Company Equity Awards) and the board of directors of PubCo shall take all actions necessary (including adopting such appropriate resolutions of the relevant board of directors or committee ) under or in connection with the Company Share Plans and the PubCo Equity Incentive Plan (and the underlying grant, award or similar agreements), (i) to cause PubCo to assume the Company Share Plans and the Company Equity Awards in accordance with this Section 3.2, (ii) to effectuate the treatment of the Company Equity Awards set forth in this Section 3.2, and (iii) so that after the Jersey Effective Time, no recipient of any Company Equity Award, any beneficiary thereof, nor any other participant in any Company Share Plan shall have any right thereunder to acquire any securities of the Company or PubCo or to receive any payment or benefit with respect to any Company Equity Award previously granted under Company Share Plans, except as expressly provided in Section 3.2(b).

3.3 Satisfaction of Rights. All securities issued upon the cancellation of SPAC Shares or Company Ordinary Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities; provided that any restrictions on the sale and transfer of SPAC Shares shall also apply to the PubCo Ordinary Shares so issued in exchange.

3.4 Lost, Stolen or Destroyed Certificates. In the event any certificates representing SPAC Shares (if any) or the Company Ordinary Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of such fact and indemnity by the Person claiming such certificate to be lost, stolen or destroyed, PubCo shall issue, in exchange for such lost, stolen or destroyed certificates, as the case may be, such securities, as may be required pursuant to Section 3.1.

3.5 Share Transfer Books. At the Cayman Effective Time, the register of members of SPAC maintained by Continental Stock Transfer & Trust Company shall be closed, and there shall be no further registration of transfers of SPAC Shares on the records of SPAC until after the Cayman Closing. From the Cayman Effective Time, Maples Corporate Services Limited shall maintain the register of members of the Surviving Cayman Company. At the Jersey Effective Time, the register of members of the Company shall be closed, and there shall be no further registration of transfers of Company Ordinary Shares on the records of the Company until after the Jersey Closing.

3.6 Dissenters’ Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the Cayman Companies Act, SPAC Ordinary Shares that are issued and outstanding immediately prior to the Cayman Effective Time and that are held by SPAC Shareholders who shall have validly exercised their dissenters’ rights for such SPAC Ordinary Shares in accordance with Section 238 of the Cayman Companies Act, and otherwise complied with all of the provisions of the

Cayman Companies Act relevant to the exercise and perfection of dissenters’ rights (the “Dissenting SPAC Shares,” and the holders of such Dissenting SPAC Shares being the “Dissenting SPAC Shareholders”) shall be automatically cancelled and cease to exist at the Effective Time and shall thereafter represent only the right to be paid by SPAC the fair value of such Dissenting SPAC Shares and such other rights provided pursuant to Section 238 of the Cayman Companies Act and shall not be converted into, and such Dissenting SPAC Shareholders shall have no right to receive, the applicable Per Share Cayman Merger Consideration unless and until such Dissenting SPAC Shareholder fails to perfect or withdraws or otherwise loses his, her or its right to dissenters’ rights under the Cayman Companies Act. The SPAC Ordinary Shares owned by any SPAC Shareholder who fails to perfect or who effectively withdraws or otherwise loses his, her or its dissenters’ rights under Section 238 of the Cayman Companies Act shall cease to be Dissenting SPAC Shares and shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Cayman Effective Time, the right to receive the applicable Per Share Cayman Merger Consideration in accordance with Section 3.1(a), without any interest thereon.

(b) Prior to the Cayman Effective Time, SPAC shall give the Company (i) as promptly as practicable, written notice of any written objections to the Cayman Merger or demands for dissenters’ rights received by SPAC from SPAC Shareholders and any withdrawals of such objections or demands and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such objection or demand for dissenters’ rights under the Cayman Companies Act. SPAC shall not, except with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), make any offers or payment or otherwise agree or commit to any payment or other consideration with respect to any exercise by a SPAC Shareholder of its rights to dissent from the Cayman Merger or any demands for appraisal or offer or agree or commit to settle or settle any such demands or approve any withdrawal of any such dissenter rights or demands.

(c) Notwithstanding any provision of this Agreement to the contrary, if any SPAC Shareholder gives to SPAC any written objection to the Cayman Merger in accordance with Section 238(2) of the Cayman Companies Act (a “Written Cayman Objection”) (i) SPAC shall, in accordance with Section 238(4) of the Cayman Companies Act, as promptly as practicable, give written notice of the authorization of the Cayman Merger (the “Authorization Notice”) to each such SPAC Shareholder who has made a Written Cayman Objection and provide a copy of the same to the Company and (ii) unless the Company elects in writing to waive this Section 3.6(c), no Party shall be obligated to effect the Cayman Closing and the Plan of Cayman Merger shall not be filed with the Cayman Registrar until at least twenty (20) days shall have elapsed since the date on which the Authorization Notice is given (being the period allowed for written notice of an election to dissent under Section 238(5) of the Cayman Companies Act, as referred to in Section 239(1) of the Cayman Companies Act), but in any event subject to the satisfaction or, to the extent permissible, waiver of all of the conditions set forth in ARTICLE X as of such date.

(d) Prior to the Jersey Effective Time, the Company shall give SPAC, as promptly as practicable, (i) written notice of any objections to the Jersey Merger received by the Company from Company Shareholders or Creditors and any withdrawals of such objections; and (ii) regular updates as to the status of any negotiations or proceedings with respect to any such objection under the Jersey Companies Law. The Company shall not, except with the prior written consent of SPAC (not to be unreasonably withheld, conditioned or delayed) (A) enter into any agreement with any Company Shareholder or Creditor with respect to any exercise by a Company Shareholder or Creditor of its, his or her rights to object to the Jersey Merger or (B) take any of the other actions set forth on Section 3.6(d) of the Company Disclosure Letter.

3.7 Appointment of Transfer Agent. Prior to the Cayman Closing and the Jersey Closing, PubCo shall appoint a transfer agent acceptable to SPAC (the “Transfer Agent”), as its agent, for the purpose of exchanging SPAC Shares and Company Ordinary Shares for PubCo Ordinary Shares. The Transfer Agent shall exchange SPAC Shares and Company Ordinary Shares for PubCo Ordinary Shares, in each case, in accordance with the terms of this Agreement and, to the extent applicable, the Plan of Cayman Merger, the Cayman Companies Act, the Jersey Companies Law, customary transfer agent procedures and the rules and regulations of the DTC, in each case, in a form approved by SPAC and the Company.

3.8 Exchange of Book-Entry Shares.

(a) Exchange Procedures.

(i) At the Cayman Effective Time and the Jersey Effective Time, PubCo shall issue all PubCo Ordinary Shares to be issued as the applicable Per Share Merger Consideration.

(ii) At or prior to the Cayman Effective Time or the Jersey Effective Time, as applicable, PubCo shall deliver to the Transfer Agent written instructions to issue, at the Cayman Effective Time or the Jersey Effective Time, as applicable, in uncertificated book-entry form (A) the Per Share Cayman Merger Consideration in exchange for, and upon cancellation of, each issued and outstanding SPAC Class A Ordinary Share; and (B) the Per Share Jersey Merger Consideration in exchange for, and upon transfer of, each issued and outstanding Company Ordinary Share, respectively.

(iii) The PubCo Ordinary Shares to be delivered as the Per Share Merger Consideration shall be settled through DTC and issued in uncertificated book-entry form through the customary procedures of DTC, unless a physical PubCo Ordinary Share is required by applicable Law, in which case PubCo and the Company shall jointly cause the Transfer Agent to promptly send certificates representing such PubCo Ordinary Shares to such holder. If payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the cancelled SPAC Ordinary

Share or transferred Company Ordinary Share, as applicable, in exchange therefor is registered, it shall be a condition of payment that (i) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer; and (ii) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of the SPAC Ordinary Share cancelled or Company Ordinary Share transferred or shall have established to the reasonable satisfaction of PubCo and SPAC that such Tax either has been paid or is not applicable.

(b) Distributions with Respect to Unexchanged PubCo Ordinary Shares. All PubCo Ordinary Shares to be issued as the Per Share Merger Consideration shall be deemed issued and outstanding as of each of the Cayman Effective Time and the Jersey Effective Time. Subject to the effect of escheat, Tax or other applicable Laws, the holder of whole PubCo Ordinary Shares issued in exchange for SPAC Ordinary Shares or Company Ordinary Shares pursuant to Section 3.1(a) or Section 3.1(b), respectively, will be promptly paid, without interest (subject to any applicable withholding Tax), the amount of dividends or other distributions with a record date after the Cayman Effective Time or Jersey Effective Time, respectively, and theretofore paid with respect to such whole PubCo Ordinary Shares.

(c) Adjustments to Per Share Merger Consideration. The applicable Per Share Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, share sub-division, reverse stock split, share consolidation, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to SPAC Ordinary Shares or Company Ordinary Shares occurring on or after the date of this Agreement and prior to the Cayman Effective Time or Jersey Effective Time, respectively.

(d) Termination of Fund. At any time following the first (1st) anniversary of the Jersey Closing Date, PubCo shall be entitled to require the Transfer Agent to deliver to it any funds or other property (including any interest received with respect thereto) that had been made available to the Transfer Agent and which have not been disbursed in accordance with this ARTICLE III, and thereafter Persons entitled to receive payment pursuant to this ARTICLE III shall be entitled to look only to PubCo (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the delivery of any Per Share Merger Consideration and payment of any dividends or other distributions to which such holder is entitled pursuant to Section 3.1(a) or Section 3.1(b), in each case, without interest (subject to any applicable withholding Tax), that may be deliverable or payable upon cancellation or transfer of any SPAC Ordinary Shares or Company Ordinary Shares, as applicable, held by such holders, as determined pursuant to this Agreement, without any interest thereon.

3.9 Taking of Necessary Action; Further Action. If, at any time after the Cayman Effective Time or the Jersey Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Cayman Company and the Surviving Jersey Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of SPAC and Cayman Merger Sub or of the Company and Jersey Merger Sub, respectively, the officers and directors of SPAC and PubCo are fully authorized in the name of their respective entities to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

3.10 Tax Consequences. The Parties hereby agree and acknowledge that for U.S. federal income tax purposes, (a) it is intended that the Mergers (including the issuance of any Earnout Shares), taken together with other relevant transactions (including the PIPE Investment), collectively, constitute an integrated transaction described in Section 351 of the Code, and (b) PubCo will be treated as a corporation under Section 367(a) of the Code with respect to the transfer of SPAC Ordinary Shares and Company Ordinary Shares to PubCo in connection with the Mergers (other than a transfer by a shareholder that is a “United States person” that owns directly or by attribution five percent (5%) or more of PubCo (by vote or value) as determined under Treasury Regulations Section 1.367(a)-3(b)(1)(i) and that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8) (clauses (a) and (b), together, the “Intended Tax Treatment”). The Parties further acknowledge that each of the Cayman Merger and the Jersey Merger may also independently qualify as a “reorganization” under Section 368(a) of the Code, and in such event, this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

3.11 Release of Funds from Trust Account. Subject to the terms and conditions of the Trust Agreement, each Party shall use commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to cause the funds held in the Trust Account to be released simultaneously with, or as promptly as practicable after, the Cayman Closing.

3.12 Withholding. SPAC, PubCo, the Company, the Transfer Agent and any other applicable withholding agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. Other than with respect to any compensatory payments subject to payroll withholding, the Person intending to withhold shall use commercially reasonable efforts to notify the Person to whom amounts would otherwise be payable of any amounts that it intends to deduct and withhold at least five (5) Business Days prior to the payment with respect to which such amounts will be withheld (which notice shall set forth a description of the factual and legal basis for such withholding) and SPAC, PubCo and the Company shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding). To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE IV.

CAYMAN CLOSING; JERSEY CLOSING

4.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in ARTICLE X, the closing of the Cayman Merger (the “Cayman Closing”) and the closing of the Jersey Merger (the “Jersey Closing”) shall occur on the third (3rd) Business Day following the satisfaction or, to the extent legally permissible, waiver of the conditions set forth in ARTICLE X (other than those conditions that by their nature are to be fulfilled at the Cayman Closing or the Jersey Closing, as applicable, but subject to the satisfaction of or, to the extent legally permissible, waiver by the Party benefitting from, such conditions), or at such other date as SPAC, PubCo and the Company may agree in writing. The date of the Cayman Closing shall be referred to herein as the “Cayman Closing Date.” The date of the Jersey Closing shall be referred to herein as the “Jersey Closing Date.” Each of the Cayman Closing and Jersey Closing shall take place virtually or at such place as SPAC, PubCo and the Company may agree in writing, and at such times on the Cayman Closing Date and the Jersey Closing Date as SPAC, PubCo and the Company agree in writing.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF SPAC

Except as set forth in (a) the disclosure letter delivered by SPAC to the Company and PubCo on the date of this Agreement (the “SPAC Disclosure Letter”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (b) the SEC Reports that are available at least two (2) Business Days prior to the date of this Agreement on the SEC’s website through EDGAR (excluding any disclosures in such SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature, and excluding, for the avoidance of doubt, any content of such SEC Reports that have been redacted or omitted pursuant to applicable Law) (it being acknowledged that nothing disclosed in such SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Section 5.1, Section 5.2, or Section 5.5(a)), SPAC represents and warrants to PubCo and the Company as of the date of this Agreement and as of the Cayman Closing, as follows:

5.1 Organization and Standing. SPAC is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation. SPAC has the requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. SPAC is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed, or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect. Prior to the date of this Agreement, SPAC has made available to the Company accurate and complete copies of the SPAC Memorandum, including all amendments thereto as in effect as of the date of this Agreement.

5.2 Authorization; Binding Agreement. All corporate action on the part of each of SPAC, the SPAC Board and the SPAC Shareholders for the (a) authorization, execution and delivery by SPAC of this Agreement and the Ancillary Documents to which it is or will be a party, (b) consummation of the Cayman Merger and the other Transactions and (c) performance of all of SPAC’s obligations hereunder or thereunder has been taken or will be taken prior to the Cayman Closing, subject to (i) obtaining the Required Shareholder Approval, (ii) the filing of the Cayman Merger Filing Documents and (iii) the receipt of the Regulatory Approvals. This Agreement has been, and each Ancillary Document to which SPAC is a party has been or shall be when delivered, duly and validly executed and delivered by SPAC and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, except (x) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally and (y) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies or by general principles of equity (collectively, the “Enforceability Exceptions”). The SPAC Board, either (A) at a duly called and held meeting or (B) by way of written resolution, has unanimously (i) determined that this Agreement and the Cayman Merger and the other Transactions are advisable and in the best interests of, SPAC, (ii) approved this Agreement, the Cayman Merger and the other Transactions in accordance with the Cayman Companies Act and the SPAC Memorandum, (iii) approved the Transactions as a Business Combination, (iv) directed that this Agreement and the Shareholder Approval Matters be submitted to the SPAC Shareholders for adoption and approval, and (v) resolved to recommend that the SPAC Shareholders adopt this Agreement and approve the Shareholder Approval Matters (collectively, the “SPAC Recommendation”).

5.3 Governmental Approvals. Assuming the accuracy of the representations made by the Acquisition Entities in ARTICLE VI and the Company in ARTICLE VII, no Consent of any Governmental Authority on the part of SPAC is required in connection with the valid execution and delivery of this Agreement or any Ancillary Document, or the consummation of the Cayman Merger or any of the other Transactions, except for (a) such filings or notices as may be required under the Securities Act or under applicable state securities Laws, (b) the filing of the Cayman Merger Filing Documents, (c) the Regulatory Approvals, and (d) where the failure to obtain such Consents, individually or in the aggregate, has not had, and would not reasonably be expected to have, a SPAC Material Adverse Effect.

5.4 Non-Contravention. SPAC is not in material violation of any term of the SPAC Memorandum. SPAC is not in violation of any term or provision of any Governmental Order to which it is party or by which it is bound which has had or would reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect. The execution and delivery by SPAC and the performance by SPAC of its obligations pursuant to this Agreement and the Ancillary Documents to which it is or will be a party will not result in, by the giving of notice, the lapse of time or otherwise, (a) any violation of, conflict with, or except for (i) obtaining the Required Shareholder Approval, (ii) the filing of the Cayman Merger Filing Documents and (iii) the receipt of the Regulatory Approvals, require any Consent or constitute a default under (1) the SPAC Memorandum, (2) any Contract to which SPAC is a party or by which any of SPAC’s assets are bound or (3) any applicable Law, Permit or Governmental Order, nor (b) the creation of any Lien upon any of the properties or assets of SPAC (other than Permitted Liens), except, in the case of clauses (a)(2), (a)(3) and (b), to the extent that the occurrence of the foregoing has not had, and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect.

5.5 Capitalization.

(a) SPAC is authorized to issue (i) 550,000,000 SPAC Ordinary Shares, consisting of (A) 500,000,000 SPAC Class A Ordinary Shares; and (B) 50,000,000 SPAC Class B Ordinary Shares; and (ii) 5,000,000 SPAC Preference Shares. The issued and outstanding SPAC Ordinary Shares as of the date of this Agreement consist of (x) 28,180,000 SPAC Class A Ordinary Shares, of which (A) 27,600,000 were issued in the SPAC’s initial public offering (“IPO”) and are subject to possible redemption and (B) 580,000 were issued to, and are currently owned by, Sponsor pursuant to a private placement consummated simultaneously with the closing of the IPO, and (y) 6,900,000 SPAC Class B Ordinary Shares. There are no issued or outstanding SPAC Preference Shares. The 28,180,000 SPAC Class A Ordinary Shares and 6,900,000 SPAC Class B Ordinary Shares currently constitute the whole of the issued share capital of the SPAC. All outstanding SPAC Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under applicable Law, the SPAC Memorandum or any Contract to which SPAC is a party. None of the outstanding SPAC Ordinary Shares has been issued in violation of any applicable securities Laws. Prior to giving effect to the Transactions, SPAC does not have any Subsidiaries or own any equity interests in any other Person. SPAC does not own any SPAC Ordinary Shares as treasury shares.

(b) Except as set forth in this Section 5.5 or as contemplated by this Agreement or the Ancillary Documents, there are no (i) outstanding options, warrants, units, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued securities of SPAC, (B) obligating SPAC to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for any securities of SPAC, or (C) obligating SPAC to grant, extend or enter into any option, warrant, call, subscription or other right, agreement, arrangement or commitment for such securities of SPAC. Other than the Redemption Rights or as expressly set forth in this Agreement, there are no outstanding obligations of SPAC to repurchase, redeem or otherwise acquire any securities of SPAC or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as contemplated by this Agreement or the Ancillary Documents, there are no shareholders agreements, voting trusts or other agreements or understandings to which SPAC is a party with respect to the voting of any securities of SPAC.

(c) As of the date of this Agreement, (i) SPAC does not have any Indebtedness other than the SPAC Loans, and (ii) no Indebtedness of SPAC contains any restriction upon (A) the prepayment of any of such Indebtedness, (B) the incurrence of Indebtedness by SPAC, (C) the ability of SPAC to grant any Lien on its properties or assets, or (D) the consummation of the Transactions.

(d) Since the date of incorporation of SPAC, and except as contemplated by this Agreement, SPAC has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and the SPAC Board has not authorized any of the foregoing.

5.6 SEC Filings; SPAC Financials; Internal Controls.

(a) SPAC, since the IPO and through the date of this Agreement, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by SPAC with the SEC under the Securities Act and the Exchange Act (collectively, and together with any amendments, restatements or supplements thereto, the “SEC Reports”), which SEC Reports are all available on the SEC’s website through EDGAR, and will file all such SEC Reports required to be filed or furnished subsequent to the date of this Agreement.

(b) The SEC Reports (x) were prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, as applicable, and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. As used in this Section 5.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC.

(c) As of the date of this Agreement, the SPAC Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed on Nasdaq under the symbol “CAEP.” Since the IPO, SPAC has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq. There is no action or proceeding pending or, to the Knowledge of SPAC, threatened against SPAC, by Nasdaq, the SEC or the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit, deregister or terminate the listing of the SPAC Class A Ordinary Shares. SPAC has not received any written deficiency notice from the Nasdaq relating to the continued listing requirements of SPAC Class A Ordinary Shares. None of SPAC or its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Class A Ordinary Shares under the Exchange Act except as contemplated by this Agreement.

(d) The financial statements and notes of SPAC contained or incorporated by reference in the SEC Reports (the “SPAC Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of SPAC at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K under the Securities Act, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(e) Except as and to the extent reflected or reserved against in the SPAC Financials, SPAC has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP, other than (i) Liabilities incurred since SPAC’s incorporation in the Ordinary Course or (ii) Liabilities or obligations incurred pursuant to this Agreement. SPAC has no off-balance sheet arrangements that are not disclosed in the SEC Reports. As of the date of this Agreement, no financial statements of any Person other than those of SPAC are required by GAAP to be included in the SPAC Financials.

(f) Since the IPO, (i) SPAC has not received any complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of SPAC or its internal accounting controls, including any such complaint, allegation, assertion or claim that SPAC has engaged in questionable accounting or auditing practices and (ii) there have been no internal unresolved, material investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, the SPAC Board or any committee thereof.

(g) SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) that are designed to ensure that material information relating to SPAC and other material information required to be disclosed by SPAC in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to SPAC’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure. Such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s periodic reports required under the Exchange Act.

(h) SPAC maintains systems of internal accounting controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures that are sufficient to provide reasonable assurance: (i) that SPAC maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) that transactions are executed, and access to assets is permitted, in accordance with management’s general or specific authorization; and (iv) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Neither SPAC nor SPAC’s independent auditors identified or have been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the PCAOB) in the design or operation of SPAC’s internal controls over financial reporting which would reasonably be expected to adversely affect SPAC’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated. SPAC has no Knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of SPAC. Since the IPO, there have been no material changes in SPAC’s internal control over financial reporting.

(i) There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC, in their capacity as such, and SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(j) As of the date of this Agreement, there are no outstanding comments from the SEC with respect to the SEC Reports. To the Knowledge of SPAC, none of the SEC Reports filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement.

5.7 Absence of Certain Changes. SPAC has, (a) since its incorporation, conducted no business other than its incorporation, the public offering of its SPAC Class A Ordinary Shares (and the related private offering), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of PubCo and the negotiation and execution of this Agreement) and related activities and (b) since the IPO, not been subject to a SPAC Material Adverse Effect.

5.8 Compliance with Laws. SPAC (a) is, and has since its incorporation been, in compliance with all Laws applicable to it and the conduct of its business in all material respects, (b) has not received written notice alleging any violation of applicable Law in any material respect by SPAC and (c) is not under investigation with respect to any violation or alleged violation of any Law or Governmental Order of any Governmental Authority.

5.9 Actions; Orders; Permits. There is no Action pending, or, to the Knowledge of SPAC, threatened Action against SPAC, or, to the Knowledge of SPAC, any of its directors or officers (in their capacity as such) or otherwise affecting SPAC or its assets nor is any Governmental Order outstanding, against or involving SPAC, whether at law or in equity, before or by any Governmental Authority, which, in each case, would reasonably be expected to have a SPAC Material Adverse Effect. There is no unsatisfied judgment or open injunction binding upon SPAC that would, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect. There is no Action that SPAC has pending against any other Person. SPAC holds all Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect.

5.10 Taxes and Returns.

(a) SPAC has timely filed, or caused to be timely filed, and will timely file or cause to be timely filed all material Tax Returns required to be filed by it, which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the SPAC Financials have been established in accordance with GAAP.

(b) There are no audits, examinations, investigations, claims, assessments or other proceedings pending or threatened against SPAC in respect of any Tax, and SPAC has not been notified in writing of any proposed Tax claims or assessments against SPAC (other than, in each case, claims or assessments (i) for which adequate reserves in the SPAC Financials have been established in accordance with GAAP or (ii) that are immaterial in amount).

(c) There are no material Liens with respect to any Taxes upon any of SPAC’s assets, other than Permitted Liens.

(d) SPAC has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by SPAC for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(e) SPAC does not have material liability for the Taxes of any Person (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by contract (except, in each case, for Liabilities pursuant to commercial Contracts not primarily relating to Taxes).

(f) SPAC has not has taken, or agreed to take, any action not contemplated by this Agreement and/or any Ancillary Documents to which it is a party that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment. To the Knowledge of SPAC, there are no facts or circumstances that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

5.11 Employees, Contractors and Benefit Plans. SPAC has never (a) had any employees, (b) retained any contractors (except for any directors of the SPAC Board who constitute contractors and are retained solely in respect of duties as such directors), other than legal, accounting, financial, capital markets, and similar advisors in the Ordinary Course or (c) maintained, sponsored, contributed to or otherwise had any Liability with respect to, any Benefit Plans. Other than payment obligations with respect to directors’ fees and reimbursement of any reasonable out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf, neither SPAC nor its Affiliates have any Liability to any officer or director of SPAC (in their capacity as such).

5.12 Properties. SPAC does not own, license or otherwise have any right, title or interest in any material Intellectual Property. SPAC does not own or lease any material real property or Personal Property.

5.13 Material Contracts.

(a) Other than this Agreement and the Ancillary Documents to which SPAC is a party as of the date of this Agreement or such other Ancillary Documents that SPAC shall execute after the date of this Agreement and which are attached as exhibits hereto, Section 5.13(a) of the SPAC Disclosure Letter set forth a true, correct and complete list of the Contracts to which SPAC is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $100,000, (ii) may not be canceled by SPAC on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of SPAC as its business is currently conducted, any acquisition of material property by SPAC, or restricts in any material respect the ability of SPAC from entering into this Agreement or Ancillary Documents or consummating the Transactions (each such Contract, a “SPAC Material Contract”). All SPAC Material Contracts have been made available to the Company.

(b) With respect to each SPAC Material Contract, (i) the SPAC Material Contract was entered into at arms’ length and in the Ordinary Course; (ii) the SPAC Material Contract is legal, valid, binding and enforceable in all material respects against SPAC and, to the Knowledge of SPAC, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) SPAC is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by SPAC, or permit termination or acceleration by the other party, under such SPAC Material Contract; (iv) no party to a SPAC Material Contract has given written notice of or, to the Knowledge of SPAC, threatened any potential exercise of termination rights with respect to any SPAC Material Contract; and (v) to the Knowledge of SPAC, no other party to any SPAC Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by SPAC under any SPAC Material Contract.

5.14 Transactions with Affiliates. Section 5.14 of the SPAC Disclosure Letter sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between SPAC and any (a) present or former director, officer, employee, direct equityholder or Affiliate of SPAC or (b) record or beneficial owner of more than five percent (5%) of outstanding SPAC Ordinary Shares as of the date of this Agreement.

5.15 Finders and Brokers. No broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission from SPAC or any of its Affiliates in connection with the Transactions based upon arrangements made by or on behalf of SPAC or any of its Affiliates, including Sponsor.

5.16 Certain Business Practices.

(a) Neither SPAC, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of any applicable Anti‑Corruption Laws, (iii) made any other unlawful payment or (iv) since the formation of SPAC, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder SPAC or assist it in connection with any actual or proposed transaction.

(b) The operations of SPAC are and have been conducted at all times in compliance with Anti-Money Laundering Laws in all applicable jurisdictions, and no Action involving SPAC with respect to any of the foregoing is current, ongoing, pending or, to the Knowledge of SPAC, threatened.

(c) None of SPAC or any of its directors or officers, or, to the Knowledge of SPAC, any other Representative acting on behalf of SPAC is currently identified on a Sanctions List or otherwise currently subject to any Sanctions administered by a Sanctions Authority, and SPAC has not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any joint venture partner or other Person, in connection with any sales or operations in any Sanctioned Territory or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any Sanctions administered by a Sanctions Authority in the past six (6) years.

5.17 Insurance. Section 5.17 of the SPAC Disclosure Letter lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by SPAC relating to SPAC or its business, properties, assets, directors, officers and employees. All premiums due and payable under all such insurance policies have been timely paid and SPAC is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of SPAC, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by SPAC. SPAC has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a SPAC Material Adverse Effect.

5.18 Information Supplied. The information supplied or to be supplied by SPAC expressly for inclusion or incorporation by reference in the Proxy/Registration Statement or any current report on Form 6-K or Form 8-K or report on Form 20-F, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC), in each case, with respect to the Transactions, shall not: (a) in the case of the Proxy/Registration Statement, on the effective date of the Proxy/Registration Statement, (b) in the case of the Proxy/Registration Statement or any current report on Form 8-K, any current report on Form 6-K or any report on Form 20-F, when filed, made available, mailed or distributed, as the case may be, and (c) in the case of the Proxy/Registration Statement, at the time of the Extraordinary General Meeting and the Cayman Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that SPAC is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, SPAC makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Company, the Acquisition Entities, or any of their respective Affiliates.

5.19 Trust Account. As of the date of this Agreement, there is at least $276,000,000 held in the Trust Account. Prior to the Cayman Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, the SPAC Memorandum and the IPO Prospectus. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. SPAC has performed all obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of SPAC, enforceable in accordance with its terms, subject to the Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any material respect, and to the Knowledge of SPAC, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no separate Contracts, side letters or other arrangements (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SEC Reports filed, or furnished by SPAC to the Company, to be inaccurate or that would entitle any Person (other than holders of SPAC Class A Ordinary Shares who shall have elected to redeem their SPAC Class A Ordinary Shares pursuant to the SPAC Memorandum) to any portion of the proceeds in the Trust Account prior to the closing of a Business Combination. There are no Actions pending with respect to the Trust Account. SPAC has not released any money from the Trust Account other than as permitted by the Trust Agreement. Following the Cayman Closing, no SPAC Shareholder is or shall be entitled to receive any amount from the Trust Account except to the extent such shareholder shall have elected to redeem its SPAC Class A Ordinary Shares pursuant to the Redemption Rights.

5.20 SPAC Acknowledgment. Except for the representations and warranties expressly made by SPAC in this ARTICLE V (as modified by the SPAC Disclosure Letter) or as expressly set forth in any Ancillary Document, neither SPAC nor any other Person on its behalf makes any express or implied representation or warranty with respect to SPAC or its business, operations, assets or Liabilities, or the Transactions, and SPAC hereby expressly disclaims any other representations or warranties, whether implied or made by SPAC or any of its Representatives. SPAC acknowledges that, except for the representations and warranties expressly made by the Company in ARTICLE VI, PubCo, on behalf of itself or the Merger Subs, in ARTICLE VII, none of the Company, PubCo, Cayman Merger Sub or Jersey Merger Sub is making or has made, communicated or furnished (orally or in writing) any representation, warranty, statement or information to SPAC or its Representatives (including any opinion, information or advice that may have been or may be provided to SPAC or any of its Representatives by any Representative of the Company, PubCo, Cayman Merger Sub or Jersey Merger Sub). SPAC specifically disclaims that they are relying upon or have relied upon any such other representations and warranties that may have been made by any Person and acknowledges and agrees that the Company, PubCo, Cayman Merger Sub and Jersey Merger Sub have specifically disclaimed any such other representations and warranties. Notwithstanding the foregoing provisions of this Section 5.20, nothing in this Section 5.20 shall limit SPAC’s remedies with respect to Fraud Claims in connection with, or arising out of this Agreement, the Ancillary Documents or the Transactions.

ARTICLE VI.

REPRESENTATIONS AND WARRANTIES OF THE ACQUISITION ENTITIES

Each of PubCo, Cayman Merger Sub and Jersey Merger Sub hereby severally (in respect of itself only) represents and warrants to SPAC, (i) as of the date of this Agreement, (ii) as of the Cayman Closing and (iii) (other than in respect of the Cayman Merger Sub) as of the Jersey Closing, as follows:

6.1 Organization and Standing. Each Acquisition Entity is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands or the Jersey Companies Law, as applicable. Each Acquisition Entity has the requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. Each Acquisition Entity is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect on the ability of any Acquisition Entity to consummate the Mergers or the other Transactions. Prior to the date of this Agreement, such Acquisition Entity has made available to SPAC accurate and complete copies of its Governing Documents, including all amendments thereto as in effect as of the date of this Agreement.

6.2 Authorization; Binding Agreement. All corporate action on the part of each Acquisition Entity, such Party’s board of directors and the equityholders thereof necessary for the (a) authorization, execution and delivery by such Acquisition Entity of this Agreement and the Ancillary Documents to which it is or will be a party, (b) consummation of the Mergers and the other Transactions and (c) performance of all of such Acquisition Entity’s obligations hereunder or thereunder has been taken or will be taken prior to the Cayman Closing and the Jersey Closing, as applicable subject to (i) the filing of the Cayman Merger Filing Documents and the Jersey Merger Filing Documents, as applicable, and (ii) the receipt of the Regulatory Approvals. This Agreement has been, and each Ancillary Document to which any Acquisition Entity is a party has been or shall be when delivered, duly and validly executed and delivered by such Acquisition Entity and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of such Acquisition Entity, enforceable against such Acquisition Entity in accordance with its terms, except to the extent limited by the Enforceability Exceptions.

6.3 Governmental Approvals. Assuming the accuracy of the representations made by SPAC in ARTICLE V, no Consent of any Governmental Authority on the part of any of the Acquisition Entities is required in connection with the valid execution and delivery of this Agreement or any Ancillary Document to which any Acquisition Entity is a party, or the consummation of the Mergers or any of the other Transactions, except for (a) such filings or notices as may be required under the Securities Act or under applicable state securities Laws, (b) the filing of the Cayman Merger Filing Documents and the Jersey Merger Filing Documents, as applicable, (c) the Regulatory Approvals, and (d) where the failure to obtain such Consents, individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect on the ability of any Acquisition Entity to consummate the Mergers or the other Transactions.

6.4 Non-Contravention. No Acquisition Entity is in violation of any term of its Governing Documents. No Acquisition Entity is in violation of any term or provision of any Governmental Order by which it is bound which has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of any Acquisition Entity to enter into this Agreement or any of the Ancillary Documents to which it is party or to consummate the Mergers or the other Transactions. The execution and delivery by each Acquisition Entity and the performance by each Acquisition Entity of its obligations pursuant to this Agreement and the Ancillary Documents to which it is or will be a party will not result in, by the giving of notice, the lapse of time or otherwise, (a) any violation of, conflict with, require any Consent or constitute a default under, (i) its Governing Documents, (ii) any Contract to which an Acquisition Entity is a party or by which any Acquisition Entity’s assets are bound or (iii) any applicable Law, Permit or Governmental Order, nor (b) the creation of any Lien upon any Acquisition Entity’s properties or assets except, in the case of clauses (a)(ii), (a)(iii) and (b), to the extent that the occurrence of the foregoing has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of any Acquisition Entity to enter into this Agreement or any of the Ancillary Documents or to consummate the Mergers or the other Transactions.

6.5 Capitalization.

(a) The authorized share capital of PubCo is US$10,100 and consists of 1,000,000 PubCo Ordinary Shares with a par value of US$0.01 each and 10,000 Redeemable Deferred Shares of US$0.01 each, of which two PubCo Ordinary Shares (the “PubCo Ordinary Shares”) are issued and outstanding as of the date of this Agreement. The authorized share capital of Cayman Merger Sub is US$55,500 divided into 555,000,000 shares of $0.0001 par value each, of which one Ordinary Share of $0.0001 par value (the “Cayman Merger Sub Share”) is issued and outstanding as of the date of this Agreement. The authorized share capital of Jersey Merger Sub is US$10,000 and consists of 10,000 Ordinary Shares with a par value of US$1.00 each, of which one Ordinary Share (the “Jersey Merger Sub Share”) is issued and outstanding as of the date of this Agreement. The PubCo Ordinary Shares, the Cayman Merger Sub Share and the Jersey Merger Sub Share, and any PubCo Ordinary Shares and shares of Cayman Merger Sub and Jersey Merger Sub that will be issued pursuant to the Transactions, (i) have been, or will be prior to such issuance, duly authorized and have been, or will be at the time of issuance, validly issued and are fully paid, (ii) were, or will be, issued, in compliance in all material respects with applicable Law, and (iii) were not, and will not be, issued in breach or violation of any preemptive rights or Contract.

(b) Except as set forth in Section 6.5(a), including any PubCo Ordinary Shares and shares of Cayman Merger Sub and Jersey Merger Sub that will be issued pursuant to the Transactions, there are no outstanding options, warrants or other equity appreciation, phantom equity, profit participation or similar rights for the purchase or acquisition from any Acquisition Entity of any share capital of any Acquisition Entity to which any Acquisition Entity is a party.

(c) PubCo does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity, other than, (i) as of the date of this Agreement, Cayman Merger Sub and Jersey Merger Sub, (ii) as of immediately prior to the Cayman Closing Date, Cayman Merger Sub and Jersey Merger Sub and (iii) as of immediately prior to the Jersey Closing Date, the Surviving Cayman Company and Jersey Merger Sub. Neither Cayman Merger Sub nor Jersey Merger Sub owns or controls, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity.

6.6 Business Activities. Each Acquisition Entity was formed solely for the purpose of effecting the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and has no, and at all times prior to the Cayman Closing (with respect to Cayman Merger Sub) and the Jersey Closing (with respect to PubCo and Jersey Merger Sub) except as expressly contemplated by this Agreement or the Ancillary Documents and the Transactions, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

6.7 Absence of Changes. Since the date of its incorporation there has not been, individually or in the aggregate, any Event that has had or would reasonably be expected to have a material adverse effect on any Acquisition Entity or on the ability of any Acquisition Entity to enter into this Agreement and the Ancillary Documents or to consummate the Transactions.

6.8 Actions. (a) There are no Actions pending or, to the Knowledge of the Company, threatened in writing against any Acquisition Entity; and (b) there is no judgment or award unsatisfied against any Acquisition Entity, nor is there any Governmental Order in effect and binding on any Acquisition Entity or its assets or properties that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on any Acquisition Entity or on the ability of any Acquisition Entity to enter into this Agreement and the Ancillary Documents and to consummate the Transactions.

6.9 Finders and Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions contemplated based upon arrangements made by and on behalf of any Acquisition Entity.

6.10 Investment Company Act. PubCo is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a Person subject to registration and regulation as an “investment company,” in each case, within the meanings of the Investment Company Act.

6.11 Taxes. None of the Acquisition Entities has taken, or agreed to take, any action not contemplated by this Agreement and/or any Ancillary Documents to which it is a party that could reasonably be expected to prevent, impair or impede the Intended Tax Treatment. To the Knowledge of the Acquisition Entities, there are no facts or circumstances that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

6.12 Private Placements. As of the date of this Agreement, there are no agreements, side letters, or arrangements between PubCo or any Acquisition Entity, on the one hand, and any actual or prospective investor, on the other hand, relating to any PIPE Investment.

6.13 Foreign Private Issuer. PubCo is and shall be at all times commencing from the date thirty (30) days prior to the first filing of the Proxy/Registration Statement with the SEC through the Jersey Closing, a foreign private issuer as defined in Rule 405 under the Securities Act.

6.14 Information Supplied. The information supplied or to be supplied by each Acquisition Entity expressly for inclusion or incorporation by reference in the Proxy/Registration Statement, the Resolution Statement or any current report on Form 6-K or Form 8-K or report on Form 20-F, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC), in each case, with respect to the Transactions, (a) shall not, (i) in the case of the Proxy/Registration Statement, on the effective date of the Proxy/Registration Statement, (ii) in the case of the Proxy/Registration Statement or any current report on Form 8-K, any current report on Form 6-K or any report on Form 20-F, when filed, made available, mailed or distributed, as the case may be, and (iii) in the case of the Proxy/Registration Statement, at the time of the Extraordinary General Meeting and the Cayman Effective Time, and (b) did not, in the case of the Resolution Statement, at the time the Resolution Statement was first made available, mailed or distributed, as the case may be, to the Company Shareholders contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that an Acquisition Entity is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, the Acquisition Entities make no representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC or any of its Affiliates.

ARTICLE VII.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to SPAC the following, except as set forth in the disclosure letter delivered to SPAC by the Company on the date of this Agreement (the “Company Disclosure Letter”), which exceptions shall be deemed to be part of the representations and warranties made hereunder (and any reference in this Agreement or any Ancillary Documents to this ARTICLE VII or any provision thereof shall be deemed to refer to such Article or provision as modified by the Company Disclosure Letter):

7.1 Organization and Standing.

(a) The Company is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation. The Company is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed, or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to SPAC accurate and complete copies of the Company Memorandum and the Governing Documents of each other AIR Company, including, in each case, all amendments thereto as in effect as of the date of this Agreement.

(b) Each of the Company Subsidiaries is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation. Each Company Subsidiary has the requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted, to execute and deliver the Ancillary Documents to which it is or will be a party, and to perform its obligations pursuant hereto, thereto and to its Governing Documents. Each Company Subsidiary is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed, or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

7.2 Authorization; Binding Agreement. All corporate action on the part of each of the AIR Companies and their and shareholders necessary for the (a) authorization, execution and delivery by the Company (or any other AIR Company, as applicable) of this Agreement and the Ancillary Documents to which it is or will be a party, (b) consummation of the Jersey Merger and the other Transactions and (c) performance of all of the Company’s obligations hereunder or thereunder has been taken or will be taken prior to the Jersey Closing, subject to (i) obtaining the Company Closing Approval, (ii) the filing of the Jersey Merger Filing Documents and (iii) the receipt of the Regulatory Approvals. This Agreement has been, and each Ancillary Document to which the Company (or any other AIR Company, as applicable) is a party has been or shall be when delivered, duly and validly executed and delivered by the Company (or any other AIR Company, as applicable) and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Company (or such other AIR Company, as applicable), enforceable against the Company (or such other AIR Company, as applicable) in accordance with its terms, except to the extent limited by the Enforceability Exceptions. The Company Board either: (A) at a duly called and held meeting or (B) by way of written resolution, has unanimously (i) determined that this Agreement and the Jersey Merger and the other Transactions are in the best interests of, the Company, (ii) approved this Agreement, the Jersey Merger and the other Transactions in accordance with the Jersey Companies Law and the Company Memorandum, (iii) directed that this Agreement and the Company Approval Matters be submitted to the Company Shareholders for adoption and approval, and (iv) resolved to recommend that the Company Shareholders adopt this Agreement and approve the Company Approval Matters, and execute and deliver the Special Written Resolution (collectively, the “Company Recommendation”). The Resolution Statement was submitted to the Company Shareholders concurrently with the Special Written Resolution in accordance with Article 127F of the Jersey Companies Law. The Special Written Resolution was passed by the holders of the requisite number of Company Ordinary Shares necessary in accordance with the Company Memorandum and the applicable provisions of the Jersey Companies Law, and otherwise complies with all other requirements of the Company Memorandum and the applicable provisions of the Jersey Companies Law.

7.3 Governmental Approvals. Assuming the accuracy of the representations made by SPAC in ARTICLE V, no Consent of any Governmental Authority on the part of any of the AIR Companies is required in connection with the valid execution and delivery of this Agreement or any Ancillary Document, or the consummation of the Jersey Merger or any of the other Transactions, except for (a) such filings or notices as may be required under the Securities Act or under applicable state securities Laws, (b) the filing of the Jersey Merger Filing Documents, (c) the Regulatory Approvals, and (d) where the failure to obtain such Consents, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

7.4 Non-Contravention. None of the AIR Companies is in material violation of any term of its Governing Documents. None of the AIR Companies is in violation of any term or provision of any Governmental Order to which it is party or by which it is bound which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The execution and delivery by the Company (or any other AIR Company, as applicable) and the performance by any AIR

Company of its obligations pursuant to this Agreement and the Ancillary Documents to which it is or will be a party will not result in, by the giving of notice, the lapse of time or otherwise, (a) any violation of, conflict with, or except for (i) obtaining the Company Closing Approval, (ii) the filing of the Jersey Merger Filing Documents and (iii) the receipt of the Regulatory Approvals, require any Consent or constitute a default under (1) any AIR Company’s Governing Documents, (2) any Contract to which any of the AIR Companies is a party or by which any of AIR Company’s assets are bound or (3) any applicable Law, Permit or Governmental Order, nor (b) the creation of any Lien upon any of the properties or assets of any AIR Company (other than Permitted Liens), except, in the case of clauses (a)(2), (a)(3) and (b), to the extent that the occurrence of the foregoing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

7.5 Capitalization.

(a) The Company is authorized to issue 253,220,000 Company Ordinary Shares. As of the date hereof, the issued share capital of the Company consists of 49,774,855 Company Ordinary Shares. All outstanding Company Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under applicable Law, the Company Memorandum or any Contract to which SPAC is a party. None of the outstanding Company Ordinary Shares has been issued in violation of any applicable securities Laws. The Company does not own any Company Ordinary Shares as treasury shares. The Company Shareholders are the legal and beneficial owners of all of the issued Company Ordinary Shares with each Company Shareholder owning the Company Ordinary Shares set forth opposite the name of such Company Shareholder in the corresponding column of Section 7.5 of the Company Disclosure Letter, all of which Company Ordinary Shares are owned by the Company Shareholders free from any Liens other than those imposed under the Company Memorandum or applicable securities Laws.

(b) Except as set forth in this Section 7.5, the Company Equity Awards outstanding as of the date of this Agreement set forth on Section 7.5(b) of the Company Disclosure Letter, and any Company Equity Awards issued after the date of this Agreement in compliance with the terms of this Agreement, or as contemplated by this Agreement or the Ancillary Documents, there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued securities of the Company, (B) obligating the Company to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for any securities of the Company or (C) obligating the Company to grant, extend or enter into any option, warrant, call, subscription or other right, agreement, arrangement or commitment for such securities of the Company, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of the Company Shareholders or any of their respective Affiliates are a party or bound relating to any equity securities of the Company, whether or not outstanding. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any securities of the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as contemplated by this Agreement or the Ancillary Documents, there are no shareholders agreements, voting trusts or other agreements or understandings to which the Company is a party with respect to the voting of any securities of the Company. With respect to each of the Company Equity Awards outstanding as of the date of this Agreement, Section 7.5(b) of the Company Disclosure Letter sets forth as of the date of this Agreement a list of each outstanding Company Equity Award granted under the Company Share Plans and (i) the name of the holder of such Company Equity Award; (ii) the number of Company Ordinary Shares subject to such outstanding Company Equity Award; (iii) if applicable, the exercise price, purchase price, or similar pricing of such Company Equity Award and maximum number of Company Ordinary Shares issuable in settlement thereof (assuming all such Company Equity Awards vest and, for purposes of settlement thereof, the price per Company Ordinary Share is equal to the Equity Value divided by the number of Fully-Diluted Company Shares); (iv) the date on which such Company Equity Award was granted or issued; (v) the applicable vesting, repurchase, or other lapse of restrictions schedule; and (vi) with respect to Company Options, the date on which such Company Option expires.

(c) Except as set forth on Section 7.5(c), as a result of the consummation of the Transactions, no equity interests of the Company are issuable, and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(d) Since January 1, 2023, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the Company Board has not authorized any of the foregoing.

7.6 Company Subsidiaries. Section 7.6 of the Company Disclosure Letter sets forth the name of each Company Subsidiary, and with respect to each Company Subsidiary (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), and (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof. All of the outstanding equity securities of each Company Subsidiary are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable Laws, and owned by one or more of the AIR Companies free and clear of all Liens (other than those, if any, imposed by such Company Subsidiary’s Governing Documents or applicable Laws), and have not been issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or other similar right. There are no Contracts to which the Company or any of the Company Subsidiaries is a party or bound with respect to the voting (including voting trusts or proxies) or transfer of the equity interests of any Company Subsidiary other than the Governing Documents of any such Company Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Company Subsidiary is a party or which are binding upon any Company Subsidiary providing for the issuance or redemption of any equity interests of any Company Subsidiary. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Company Subsidiary. No Company Subsidiary has any limitation, whether by Contract, Governmental Order, or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another AIR Company. Other than the Company Subsidiaries listed on Section 7.6 of the Company Disclosure Letter, no AIR Company has any Subsidiaries. Except for the equity interests of the Company Subsidiaries listed on Section 7.6 of the Company Disclosure Letter, (i) no AIR Company owns or has any rights to acquire, directly or indirectly, any equity interests of, or otherwise control, any Person, (ii) no AIR Company is a participant in any joint venture, partnership or similar arrangement and (iii) there are no outstanding contractual obligations of an AIR Company to provide funds to or make any loan or capital contribution to any other Person.

7.7 Financial Statements.

(a) The Company has made available, or will make available once completed for inclusion in the Proxy/Registration Statement for filing with the SEC, to SPAC (i) the consolidated balance sheet of the AIR Companies as of December 31, 2023 and December 31, 2024, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then-ended, and including the notes thereto, in each case, audited in accordance with PCAOB standards and the report of PricewaterhouseCoopers Limited Partnership Dubai Branch (collectively, the “Company Audited Financial Statements”); (ii) the unaudited interim condensed consolidated statements of financial position of the AIR Companies covering at least the first two fiscal quarters of the fiscal year ended December 31, 2025, and related condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month (or nine-month, if applicable) period then-ended (the “Company Unaudited Financial Statements”) and (iii) any other financial statements to the extent required in accordance with Section 8.6 (following delivery thereof, collectively with the Company Audited Financial Statements and the Company Unaudited Financial Statements, the “Company Financial Statements”). The Company Unaudited Financial Statements including any related notes are, and when delivered the Company Audited Financial Statements will present fairly in all material respects the financial position of the Company as of 31 December 2023 and 31 December 2024, and the results of its operations and its cash flows for each of the two years ended 31 December 2023 and 2024. The Company Unaudited Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board and when delivered the Company Audited Financial Statements will be, prepared in accordance with IFRS as issued by the International Accounting Standards Board applied on a consistent basis throughout the periods indicated, except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of the Company Unaudited Financial Statements to the extent permitted by Regulation S-X or Regulation S-K under the Securities Act, applicable as if the Company was a registrant. The books of account, ledgers, order books, records and other financial documents of the Company accurately and completely reflect all material information relating to the Company’s business, the nature, acquisition, maintenance, location and collection of its assets and the nature of all transactions giving rise to its obligations and accounts receivable.

(b) The Company has in place disclosure controls and procedures that are designed to reasonably ensure that material information relating to the AIR Companies (including any fraud that involves management or other employees who have a significant role in the internal controls of the AIR Companies) is made known to the management of the Company by others within any of the AIR Companies and are effective in recording, processing, summarizing and reporting financial data. The AIR Companies maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c) Since January 1, 2023, neither the Company nor, to the Knowledge of the Company, any Representative of any of the AIR Companies has received or otherwise had or obtained Knowledge of any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any of the AIR Companies with respect to the Company Financial Statements or the internal accounting controls of any of the AIR Companies, including any written complaint, allegation, assertion or claim that any of the AIR Companies has engaged in questionable accounting or auditing practices. Since January 1, 2023, no attorney representing any of the AIR Companies, whether or not employed by any of the AIR Companies, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by any of the AIR Companies or any of their respective Representatives to the Company Board or the board of directors (or similar governing body) of any of its Subsidiaries or any committee thereof or to any director or officer of any of the AIR Companies.

(d) Since January 1, 2023, none of the AIR Companies has any Liability, absolute or contingent, individually or in the aggregate, that would be required to be set forth on a consolidated balance sheet of the AIR Companies prepared in accordance with IFRS applied and in accordance with past practice, other than (i) Liabilities that have not been and would not reasonably be expected to be, individually or in the aggregate, material to the AIR Companies, taken as a whole, (ii) Liabilities under Contracts incurred in the Ordinary Course (other than due to a breach under such Contracts, or any act or omission that with the giving of notice, the lapse of time or otherwise, would constitute a breach thereunder), (iii) any Company Transaction Expenses, (iv) obligations incurred by the Company’s execution of this Agreement (other than due to a breach hereunder, or any act or omission that with the giving of notice, the lapse of time or otherwise, would constitute a breach hereunder), and (v) Liabilities reflected, or reserved against, in the Company Financial Statements or as set forth in Section 7.7(d) of the Company Disclosure Letter.

(e) As of close of business on the Business Day immediately prior to the date of this Agreement, without duplication, (a) the Indebtedness of the AIR Companies on a consolidated basis, minus (b) all cash and cash equivalents of the AIR Companies on a consolidated basis, is equal to or less than $355,000,000.

7.8 Absence of Certain Changes. Except for actions expressly contemplated by this Agreement, the Ancillary Documents and the Transactions, since the date of the most recent Company Audited Financial Statements (a) there has not been, individually or in the aggregate, any Company Material Adverse Effect, (b) the AIR Companies have conducted their businesses in all material respects in the Ordinary Course (other than with respect to the evaluation of and negotiations in connection with this Agreement and the Transactions); and (c) none of the AIR Companies has sold, assigned or otherwise transferred any right, title or interest in or to any of their respective assets (including ownership in Intellectual Property and IT Systems) valued in excess of $100,000 individually or $250,000 in the aggregate to any Person (other than any of the other AIR Companies) other than in the Ordinary Course.

7.9 Compliance with Laws. Each of the AIR Companies is in compliance with, and has during the three (3) years preceding the date of this Agreement been in compliance with, all applicable Laws, except where such failure to comply has not been, or would not reasonably be expected to be, individually or in the aggregate, material to the AIR Companies taken as a whole. For the past three (3) years, none of the AIR Companies has received any written notice of or, to the Knowledge of the Company, been charged with the violation of any Laws, except where such violation has not been, or would not reasonably be expected to be, individually or in the aggregate, material to the AIR Companies taken as a whole.

7.10 Company Permits. Each AIR Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any AIR Company), holds all Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”), except where the failure to obtain or maintain the same, individually or in the aggregate, has not been, and would not reasonably be expected to be, material to the AIR Companies, taken as a whole. All fees and charges with respect to the Company Permits have been paid in full. (a) Each material Company Permit is in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, (b) no AIR Company is or, with the giving notice, the lapse of time or otherwise, would be in violation or default in any material respect of the terms of any Company Permit and (c) since January 1, 2023, no AIR Company has received any written, or to the Knowledge of the Company, oral notice of any Actions relating to the revocation or material modification of any Company Permit.

7.11 Litigation. Except as set forth in Section 7.11 of the Company Disclosure Letter, as of the date of this Agreement (a) there are no Actions pending or, to the Knowledge of the Company, currently threatened against any of the AIR Companies or their respective assets or properties before any Governmental Authority that (i) question the validity of this Agreement or any Ancillary Document, or the right of the Company to enter into this Agreement or any Ancillary Document, or the right of any of the AIR Companies to perform its obligations contemplated by this Agreement or any Ancillary Document, or (ii) if determined adversely to any AIR Company, would reasonably be expected to be, individually or in the aggregate, material to the AIR Companies taken as a whole or result in any change in the current equity ownership of the Company; (b) none of the AIR Companies is a party or subject to the provisions of any Governmental Order; and (c) there is no Action initiated by any of the AIR Companies currently pending or which any of the AIR Companies currently intends to initiate, except, in the case of each of clauses (b) and (c), as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the AIR Companies.

7.12 Material Contracts.

(a) Section 7.12(a) of the Company Disclosure Letter lists all Contracts to which any AIR Company is a party, by which any AIR Company is bound or to which any AIR Company or any of its assets or properties are subject that are in effect as of the date of this Agreement (other than, except as set forth in Section 7.12(a)(viii) or (xii), Benefits Plans) and constitute or involve the following (together with all amendments, waivers or other changes thereto, each of the following, a “Company Material Contract”):

(i) obligations of, or payments to, any of the AIR Companies of $2,000,000 or more per annum;

(ii) any outstanding Indebtedness (other than capitalized lease obligations incurred in the Ordinary Course) of $100,000 or more, including any convertible debt/equity instruments;

(iii) any real property leasehold interest (“Real Property Lease”);

(iv) any IP Licenses that are required to be listed on Section 7.13(f) of the Company Disclosure Letter;

(v) the grant of rights (other than to wholly-owned AIR Companies) to manufacture, produce, assemble, license or distribute Company Products;

(vi) Contracts with any Governmental Authority;

(vii) Contracts which remain in effect immediately following the Jersey Closing and limit the right of any AIR Company to engage in any line of business or in any geographic area, or to Develop, manufacture, produce, assemble, license or sell any products or services (including the Company Products), or to compete with any Person;

(viii) Contracts with any employee or Contract Worker that (A) provide for annual gross salary in excess of $300,000 (or local currency equivalent); (B) involve any, change of control, transaction bonus, retention or similar type of payment; or (C) are not terminable without any additional severance liability to the AIR Companies (except as required by applicable Law);

(ix) any staffing agreement or any other Contract whereby any AIR Company retains the services of any staffing agency or PEO;

(x) with any labor union, organization, association or body representing any employee (whether engaged through a PEO or otherwise), including any collective bargaining agreement;

(xi) Contracts between (A) on the one hand, any of the AIR Companies, and (B) on the other hand, any Company Shareholder, other than employment Contracts entered into in the Ordinary Course;

(xii) Contracts that in the Company’s determination will be required to be filed with the Proxy/Registration Statement under applicable SEC requirements pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act if the Company was the registrant; and

(xiii) any other Contracts that are material to the AIR Companies or their respective businesses and not previously required to be disclosed pursuant to this Section 7.12(a).

(b) True, correct and complete copies of the Contracts required to be listed on Section 7.12(a) of the Company Disclosure Letter have been delivered to or made available to SPAC prior to the date of this Agreement, together with all amendments thereto.

(c) Except where the failure, individually or in the aggregate, has not been and would not reasonably be expected to be material to the AIR Companies, with respect to each Company Material Contract, (i) such Company Material Contract is valid and binding and enforceable against the AIR Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions), (ii) the consummation of the Transactions will not affect the validity or enforceability of any Company Material Contract, (iii) no AIR Company is in breach or default, and to the Knowledge of the Company, no event has occurred that with the passage of time or giving of notice or both would constitute a breach or default by any AIR Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract, (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by any AIR Company, under such Company Material Contract, (v) no AIR Company has received or served written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract to terminate such Company Material Contract and (vi) no AIR Company has waived any material rights under any such Company Material Contract.

7.13 Intellectual Property.

(a) Section 7.13(a) of the Company Disclosure Letter sets forth an accurate and complete list of each item of Owned Intellectual Property which is Registered IP, in each case, setting forth (i) the applicable application or registration number, the filing date and jurisdiction of filing, and (ii) the owner (and owner of record if different from the actual owner).

(b) Except as set forth on Section 7.13(b) of the Company Disclosure Letter, no funding, facilities, material, information, Intellectual Property or personnel of a university, college, other educational institution or research center, or Governmental Authority (each a “Designated Entity”) were used, directly or indirectly, in the Development, in whole or in part, of any Owned Intellectual Property that results in such Designated Entity having any right, title or interest (including any usage, license, “march in,” ownership, co-ownership or other rights) in or to any such Owned Intellectual Property.

(c) There are no Actions currently before any Governmental Authority, domain name registrar or other public or quasi-public legal authority anywhere in the world (including before U.S. Patent and Trademark Office, the U.S. Copyright Office, or similar authority anywhere in the world), including any interference, reexamination, cancellation, nullity or opposition proceedings or inventorship challenges, in which any claims have been raised relating to the validity, enforceability, registrability, scope or ownership with respect to any of the Owned Intellectual Property.

(d) The AIR Companies (i) are the sole and exclusive owner of, and possess all right, title, and interest in and to, any and all Owned Intellectual Property, free and clear of all Liens, except for Permitted Liens, and (ii) duly license or otherwise possess the right to use any and all other Intellectual Property used or held for use by, for, or on behalf of the AIR Companies in the operation of or in connection with the business, including the Licensed Intellectual Property. The Company Intellectual Property constitutes all of the Intellectual Property used in or otherwise necessary for the operation of the business of the AIR Companies as conducted prior to the Jersey Closing. The AIR Companies have taken all reasonably necessary actions consistent with applicable Law to maintain and protect the validity and enforceability of each material item of Owned Intellectual Property, including without limitation compliance with all Patent marking requirements arising under applicable Law. To the Knowledge of the Company, except as described in Section 7.13(d) of the Company Disclosure Letter, none of the AIR Companies is a party to or bound by any Contract that materially limits, restricts, or impairs its or their ability to use, sell, transfer, assign, license or convey any of their interests in the Owned Intellectual Property. The Owned Intellectual Property is not subject to joint ownership by any third party.

(e) All of the Owned Intellectual Property that is material to the business of the AIR Companies is enforceable, subsisting, and, to the Knowledge of the Company, valid, and payment of all renewal and maintenance fees that are or have become due with respect thereto have been timely paid by or on behalf of the AIR Companies, and all filings related thereto have been duly made. The AIR Companies have not and are not conducting the business in a manner that would result in (or to the Knowledge of the Company, could reasonably be expected to result in) the cancellation or unenforceability of any material Trademarks that constitute Owned Intellectual Property.

(f) Section 7.13(f) of the Company Disclosure Letter sets forth a true, correct and complete list of all Contracts (i) pursuant to which the AIR Companies use any Licensed Intellectual Property (other than licenses for unmodified, commercially available Software or IT Systems) or (ii) pursuant to which the AIR Companies have granted to a third party any right in or to any Intellectual Property (excluding non-exclusive license agreements entered into in the Ordinary Course with customers and non-exclusive licenses contained in manufacturing agreements, services agreements, distribution agreements, non-disclosure agreements and material transfer agreements entered into in the Ordinary Course) (collectively, the “IP Licenses”). Prior to the date of this Agreement, SPAC either has been supplied with, or has been given access to, a true, correct and complete copy of each written IP License (save for distribution agreements), together with all amendments, supplements, waivers or other changes thereto. None of the AIR Companies or, to the Knowledge of the Company, any other party thereto is in material breach, violation of or default under any IP License. No event has occurred that, with notice or lapse of time or both, would constitute such a material breach or violation or default by the AIR Companies or, to the Knowledge of the Company, the other parties thereto under any IP License. The AIR Companies have not received any written notice or written threat that any other party intends to terminate or not renew the terms of, any IP License. The AIR Companies are not participating in any discussions or negotiations regarding the modification of or amendment to any IP License or the entry into any Contract which, if executed prior to the date of this Agreement, would be an IP License and the Company has not waived, abandoned, encumbered, released or assigned any material rights or claims, including Intellectual Property, under any IP License. All IP Licenses arose in bona fide arm’s-length transactions in the Ordinary Course.

(g) To the Knowledge of the Company, neither the operation and conduct of the business of the AIR Companies (including Company Products) nor the use of the Company Intellectual Property, including any sale, transfer or assignment thereof, infringes, dilutes, violates, interferes with, misappropriates or makes unlawful use of (or since January 1, 2023, has infringed, diluted, violated, interfered with, misappropriated or made unlawful use of) any Intellectual Property or other proprietary rights of any other Person and the consummation of the Mergers will not cause the operation and conduct of the business of the AIR Companies, including the use of all Company Intellectual Property, to infringe, violate, misappropriate or make unlawful use of any Intellectual Property of any other Person in any material respect. Since January 1, 2023, none of the AIR Companies has received in writing any actual or threatened claim (including in the form of a demand letter or unsolicited offer of license), demand, or suit alleging that the operation of the business or the Company Intellectual Property infringes, dilutes violates, interferes with, misappropriates or makes unlawful use of any Intellectual Property of any other Person. To the Knowledge of the Company, there is no existing fact or circumstance that would be reasonably expected to give rise to any such Action. None of the AIR Companies has received any written offer of license or notice claiming any rights contrary to the foregoing. To the Knowledge of the Company, no Person has since January 1, 2023, or is currently infringing, diluting, violating, interfering with, misappropriating or unlawfully using any Owned Intellectual Property or any rights of the AIR Companies in any Licensed Intellectual Property.

(h) To the Knowledge of the Company, except as described in Section 7.13(h) of the Company Disclosure Letter, upon the Jersey Closing, the AIR Companies will continue to have the right to use all Licensed Intellectual Property on identical terms and conditions as the AIR Companies enjoyed immediately prior to the Jersey Closing.

(i) Except as set forth on Section 7.13(i) of the Company Disclosure Letter, no Open Source Software has been used in connection with the development of, is incorporated into or has been distributed with, in whole, or in part, any Owned Intellectual Property in a manner that (i) requires the licensing, disclosure or distribution of any Owned Intellectual Property to any other Person, (ii) prohibits or limits the receipt of consideration in connection with licensing or distribution of any Owned Intellectual Property, or imposition of contractual restrictions on the rights of licensees or other recipients to decompile, disassemble or otherwise reverse engineer any Owned Intellectual Property or (iii) grants, or purports to grant, to any Person, any rights in any Owned Intellectual Property, including any patent license or non-assertion covenant. Each of the AIR Companies has complied with all material notice, attribution and other requirements applicable to any and all Open Source Software used in the business of the AIR Companies, except as would not reasonably be expected to result in a Company Material Adverse Effect.

(j) The AIR Companies have taken all commercially reasonable actions to maintain and protect the confidentiality of all Non-Public Information constituting Company Intellectual Property. To the Knowledge of the Company, (i) there has been no misappropriation of any Non-Public Information of the AIR Companies by any Person, (ii) no employee, agent or other Contract Worker of the AIR Companies has misappropriated any Non-Public Information of any other Person in the course of performance as an employee, agent or other Contract Worker of the AIR Companies, and (iii) no employee, agent or other Contract Worker of the AIR Companies is in default or breach of any term of any Contract relating in any way to the protection, use or transfer of any Non-Public Information of the AIR Companies.

(k) Each current and former employee of the AIR Companies who works or worked in connection with any part of the business of the AIR Companies, and each current and former Contract Worker who provides or provided services to the AIR Companies, in each case, that was or is involved in the Development of any material Intellectual Property has executed a valid and binding written agreement expressly assigning to the AIR Companies all right, title and interest in and to all Intellectual Property Developed in the course of such employee’s employment or such Contract Worker’s work for the AIR Companies, except to the extent that the AIR Companies have acquired rights to such Intellectual Property by operation of Law, and has waived all moral rights therein to the extent applicable and legally permissible.

(l) The AIR Companies have (i) obtained all licenses, consents, and permissions, provided all notices and disclosures, and otherwise have all rights, in each case as required under applicable Law, with respect to the use of any AI Technology used in the conduct of the business of the AIR Companies; (ii) complied in all material respects with all applicable Law and use restrictions and other requirements of any license, consent, permission, or other Contract governing the use or provision such AI Technology; and (iii) not used any Generative AI Tools in a manner that does, will, or could reasonably be expected to adversely affect the ownership, validity, enforceability, registrability, or patentability of any material Owned Intellectual Property.

7.14 Taxes and Returns.

(a) Each of the AIR Companies has timely filed, or caused to be timely filed, and will timely file or cause to be timely filed all material Tax Returns required to be filed by it, which Tax Returns are true, accurate, correct and complete in all material respects and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves have been established in accordance with the relevant entity’s accounting principles, standards and procedures.

(b) There are no audits, examinations, investigations, claims, assessments or other proceedings pending or threatened against any of the AIR Companies in respect of any Tax, and none of the AIR Companies has been notified in writing of any proposed Tax claims or assessments against any of the AIR Companies (other than, in each case, claims or assessments (i) for which adequate reserves have been established in accordance with the relevant entity’s accounting principles, standards and procedures or (ii) that are immaterial in amount).

(c) There are no material Liens with respect to any Taxes upon any assets of any of the AIR Companies, other than Permitted Liens.

(d) None of the AIR Companies has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by any of the AIR Companies for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(e) Except with respect to consolidated, combined or similar groups the common parent of which is the Company, none of the AIR Companies has any material liability for the Taxes of any Person (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by contract (except, in each case, for Liabilities pursuant to commercial Contracts not primarily relating to Taxes).

(f) None of the AIR Companies has taken, or agreed to take, any action not contemplated by this Agreement and/or any Ancillary Documents to which it is a party that could reasonably be expected to prevent, impair or impede the Intended Tax Treatment. To the Knowledge of the AIR Companies, there are no facts or circumstances that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

7.15 Real Property. Except as set forth under the applicable subsection of Section 7.15 of the Company Disclosure Letter:

(a) None of the AIR Companies own, or has ever owned, any real property.

(b) No AIR Company is in default under the Real Property Leases, and there is no default by any lessor under the Real Property Leases. Except as set forth on Section 7.15(b) of the Company Disclosure Letter, there are no disputes, or forbearance programs in effect as to any such Real Property Lease.

(c) All buildings, structures, improvements, fixtures, building systems and equipment included in the Leased Real Property are in reasonable operating condition and repair in all material respects (normal wear and tear excepted) and sufficient to conduct the business consistent with past practice and are adequate for their intended use.

(d) Each AIR Company that is party to a Real Property Lease has a valid and enforceable leasehold interest under such Real Property Lease.

(e) To the Knowledge of the Company, there are no pending condemnation, eminent domain, or any other taking by public authority with or without payment of consideration therefor or similar actions with respect to any of the Leased Real Properties. No notice of such a proposed condemnation has been received by any AIR Company.

(f) Each AIR Company has the right to conduct its business in each Leased Real Property for the remaining term of the applicable Real Property Lease.

7.16 Personal Property. All items of Personal Property held by the AIR Companies with a book value or fair market value of greater than $100,000 are in good operating condition and repair in all material respects (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the AIR Companies. Each AIR Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, and with respect to assets owned by AIR Companies, free and clear of all Liens other than Permitted Liens.

7.17 Employee Matters.

(a) None of the AIR Companies is now, nor has ever been, subject to a union, works council, or other collective group organizing effort, or party to, bound by, or negotiated or subject to (and none of their assets or properties is bound by or subject to) any Contract with any trade or labor union, employees’ association, works council or other collective group and, to the Knowledge of the Company, no labor union, works council, or other similar collective group has requested or has sought to represent any of the employees or Contract Workers of any of the AIR Companies with respect to their employment or engagement with the AIR Companies. In the past three (3) years, there has not been, nor has there been any threat of, any strike, lockout, material work stoppage, slowdown, unfair labor practice charge, grievance, complaint or other labor dispute involving any of the AIR Companies pending, or to the Knowledge of the Company, threatened, that has had or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, nor, to the Knowledge of the Company, is there any labor organization activity involving the employees or Contract Workers of any of the AIR Companies.

(b) In the past three (3) years, there has been no “mass layoff,” “employment loss” or “plant closing” as defined under the Worker Adjustment Retraining and Notification Act of 1988, as amended (the “WARN Act”), or any similar state, provincial, local or foreign Law, and none of the AIR Companies has incurred any liability under the WARN Act or any similar state, provincial, local or foreign Law. During the ninety (90)-day period preceding the date of this Agreement, no employee has suffered an “employment loss” as defined in the WARN Act or any similar state, provincial, local or foreign Law with respect to any of the AIR Companies. To the Knowledge of the Company, no officer, senior executive management employee, or any group of senior executive management employees (whether engaged through a PEO or otherwise), intends to terminate their employment with any of the AIR Companies, nor does any of the AIR Companies have a present intention to terminate the employment of any of the foregoing.

(c) With respect to all current and former employees and Contract Workers of the AIR Companies, each of the AIR Companies is in compliance, and during the past three (3) years has complied with all applicable Laws and Contracts related to employment, including pay equity, background checks, discrimination, retaliation, reasonable accommodation, termination or discharge, payment of wages, gratuity, overtime pay, payroll documents and wage statements, immigration, health and safety, workers’ compensation, disability, unemployment compensation, plant closings and layoffs, restrictive covenants, labor relations and collective bargaining, overtime requirements, classification of employees, independent contractors and contingent workers (including for Tax purposes and for purposes of determining eligibility to participate in any Company Benefit Plan), hours of work, leaves of absence, equal opportunity, sexual and other harassment, whistleblower protections, immigration, occupational health and safety, workers’ compensation, and the withholding and payment of all applicable Taxes, and there are no arrears in the payments of wages, salaries, commissions, bonuses, fees, gratuity unemployment insurance premiums or other similar compensation or obligations due with respect to any service performed for it or amounts required to be reimbursed to such employees or Contract Workers, in each case, except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, the AIR Companies have properly completed all reporting and verification requirements pursuant to, and have otherwise complied with, all Laws relating to immigration controls, including the Form I-9 or any applicable local Law equivalent and, to the Knowledge of the Company, all employees and Contract Workers who are performing services for or on behalf of any of the AIR Companies are legally authorized to work in the country in which they perform services.

(d) The AIR Companies have for the past four (4) years properly classified and treated for purposes of state, provincial, local and foreign wage and hour Laws, and for purposes of determining eligibility to participate in any Company Benefit Plan all current and former employees, officers, directors, Contract Workers, or independent contractors who have performed services for or on behalf of any of the AIR Companies and have properly withheld and paid all applicable Taxes and made all required filings in connection with services provided by such Person to the applicable AIR Company in accordance with such classifications, in each case, except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. The AIR Companies have not misclassified and have no direct or indirect Liability with respect to any misclassification or joint employment of any employee or Contract Worker leased from another employer, including a PEO, except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) The Company has provided a complete and accurate list, as of the date of this Agreement and separately for each AIR Company, of all their employees (including those employees engaged through a PEO) including for each such employee his or her (i) name; (ii) employing entity (including the name of the PEO if engaged through the PEO); (iii) job title; (iv) work location (by city, state/province and country); (v) status (e.g., full-time, part-time, seasonal employee); (vi) start date; (vii) current base salary or hourly wage rate and 2025 bonus and commission opportunities; (viii) current classification under the FLSA or any similar foreign Law (i.e., exempt or non-exempt); (ix) average weekly work hours; (x) notice period for current officers, employees and Contract Workers based outside of the U.S. entitled to more than six months’ notice; and (xi) any visa or work permit status and the date of expiration, if applicable. Except as set forth in Section 7.17(e) of the Company Disclosure Letter or any Company Benefit Plan set forth on Section 7.18(a) of the Company Disclosure Letter, the employment of each officer, employee and Contract Worker of each of the AIR Companies is terminable at the will of each of the AIR Companies and no such individual is entitled to any compensation or notice upon termination of employment or engagement, except as required by Law applicable to the jurisdiction in which such officer, employee, or Contract Worker is employed or engaged.

(f) Except as set forth on Section 7.17(f) of the Company Disclosure Letter, currently and during the past three (3) years, there is no and there have not been any Actions, Governmental Orders, private settlement Contract, or material internal complaints, claims, disputes, grievances, or controversies pending or, to the Knowledge of the Company, threatened involving any employee, applicant or Contract Worker of the AIR Companies with respect to labor and employment matters.

(g) To the Knowledge of the Company, in the past three (3) years, no allegations of sexual harassment or misconduct have been reported internally to or, to the Knowledge of the Company, threatened against, the AIR Companies or against any employee or Contract Worker. To the Knowledge of the Company, there are no facts that would reasonably be expected to give rise to a claim of sexual harassment or similar misconduct, or other material unlawful harassment or unlawful discrimination or retaliation against or involving the AIR Companies or any current senior executive management employee.

7.18 Benefit Plans.

(a) Section 7.18(a) of the Company Disclosure Letter sets forth a complete list, as of the date of this Agreement, of each material Company Benefit Plan (whether written or unwritten). For purposes of this Agreement, a “Company Benefit Plan” means a Benefit Plan which is sponsored or maintained by any of the AIR Companies, or to which any of the AIR Companies contributes or is required to contribute or is a party, on behalf of current or former employees or Contract Workers of any of the AIR Companies or their spouses, beneficiaries or dependents, or with respect to which any of the AIR Companies has any liability, contingent or otherwise, excluding (i) any such plan, program, policy, practice, contract, agreement or other arrangement that is provided or sponsored by a PEO under which a current or former employee, officer, Contract Worker, director, or other service provider of any of the of the AIR Companies may be eligible to receive benefits in connection with any of the AIR Companies’ engagement of a PEO, (ii) offer letters or employment agreements that provide for annual gross salary of less than $300,000 (or local currency equivalent and do not contain additional severance (except as required by Law) and that do not memorialize or promise any transaction, retention or similar change-in-control incentives, (iii) plans, programs, agreements or arrangements that are maintained by a government entity or with contributions required under applicable international Law, and (iv) any multiemployer pension plan (as defined in Section 3(37) of ERISA). With respect to each material Company Benefit Plan, the Company has delivered to SPAC, to the extent applicable, true, complete and correct copies of (A) the plan document (or any written summary of any unwritten Company Benefit Plan), including all amendments thereto (B) material trust agreements, insurance policies or other funding vehicles, third-party administrator agreements, and all amendments to any of these, (C) the most recent summary plan description, including any summary of material modifications, (D) the most recent annual report (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, (E) the most recent actuarial report or other financial statements relating to such Company Benefit Plan, and (F) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan.

(b) Each Company Benefit Plan has been operated and administered in compliance in all material respects with its terms and all applicable Laws, including ERISA and the Code and all other applicable Laws, including automatic enrollment obligations under the UK Pensions Act 2008, and each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code may rely upon an opinion letter for a prototype plan and, to the Knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan.

(c) All contributions and premium payments required to have been paid under or with respect to any Company Benefit Plan have in all material respects been timely paid in accordance with the terms of such Company Benefit Plan and applicable Law. The AIR Companies have offered group health plan coverage and completed all reporting and participant disclosures related thereto in accordance with the Affordable Care Act in all material respects.

(d) No Company Benefit Plan provides material health, life insurance or other welfare benefits to retired or other terminated employees, officers, independent contractors, or directors of any of the AIR Companies (or any spouse, beneficiary or dependent thereof), other than “COBRA” continuation coverage required by Section 4980B of the Code or Sections 601-608 of ERISA or similar state Law or as otherwise required by applicable Law.

(e) None of the AIR Companies nor any of their respective ERISA Affiliates have in the past six (6) years sponsored or contributed to, been required to contribute to, or had any material, actual or contingent liability under (i) a pension plan that is subject to Title IV of ERISA or (ii) a multiemployer pension plan (as defined in Section 3(37) of ERISA). None of the AIR Companies has in the past three (3) years ever maintained, established, sponsored, participated in, or contributed to, any pension plan or similar material Company Benefit Plan that has been adopted or maintained by any of the AIR Companies, or with respect to which any of the AIR Companies will or may have any material liability, for the benefit of any of the employees or Contract Workers who perform services outside the U.S. for any of the AIR Companies. No non-U.S. Company Benefit Plan is a defined benefit pension plan for which the AIR Companies has any material liability, contingent or otherwise, with respect to any such plan, including any unfunded or underfunded (or uninsured or underinsured, where applicable). To the Knowledge of the Company, no current or former employee of any of the AIR Companies whose employment has transferred to any AIR Company outside of the U.S. under legislation or regulations providing for the automatic transfer of employment by operation of law (including the Transfer of Undertakings (Protection of Employment) Regulations 1981 or the EC Acquired Rights Directive no. 2001/23) has any right, or option to claim, from any of the AIR Companies, benefits on enhanced terms (whether under pension schemes from their current or former employer or otherwise) in connection with early retirement, redundancy or the termination of employment.

(f) With respect to each Company Benefit Plan, no Actions (other than routine claims for benefits in the Ordinary Course) that would be reasonably expected to be, individually or in the aggregate, material to the AIR Companies, taken as a whole, are pending or, to the Knowledge of the Company, threatened in writing, and, to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such Actions. No Company Benefit Plan is currently under investigation or audit by any Governmental Authority that would be reasonably expected to be, individually or in the aggregate, material to the AIR Companies, taken as a whole.

(g) Except as set forth on Section 7.18(g) of the Company Disclosure Letter, the execution of this Agreement and the consummation of the Transactions will not, either alone or in combination with another event (such as termination following the consummation of the Transactions, and regardless of whether that other event has or will occur), (i) entitle any current or former director, employee, officer or other service provider of any of the AIR Companies to any material retention, change of control or severance pay or any other material compensation or benefit payable by any of the AIR Companies under a Company Benefit Plan, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any director, employee, Contractor Worker officer or other individual service provider by any of the AIR Companies under a Company Benefit Plan in any material respect, or (iii) result in any payment being considered an “excess parachute payment” within the meaning of Section 280G of the Code to any “disqualified individual” (within the meaning of Section 280G of the Code) of the AIR Companies.

(h) None of the AIR Companies has any obligation to gross up, indemnify or otherwise reimburse any current or former employee, officer, independent contractor, or director of any of the AIR Companies for any material Taxes related to any compensatory payments.

7.19 Environmental Matters.

(a) Each AIR Company is, and since January 1, 2023, has been, in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all material Permits required under Environmental Laws for its business and operations (“Environmental Permits”), and no Action is pending or, to the Knowledge of the Company, threatened that would reasonably be expected to result in the revocation, modification, or termination of any such Environmental Permit that would cause a Company Material Adverse Effect.

(b) No AIR Company is subject to, or has received written notice of an investigation that would lead to, any outstanding Governmental Order or Contract with any Governmental Authority in respect of any (i) Environmental Laws, (ii) Remedial Action or (iii) Release of a Hazardous Material, in each case, that has given rise or would reasonably be expected to give rise to any material Liability under Environmental Laws of any AIR Company.

(c) No AIR Company has assumed, contractually or by operation of Law, any outstanding Liabilities under any Environmental Laws of any other Person except, in each case, for such Liabilities that would not reasonably be expected to be material to the AIR Companies, taken as a whole.

(d) No Action is pending, or to the Knowledge of the Company, threatened against any AIR Company or any assets of an AIR Company alleging that an AIR Company is in violation in any material respect of any Environmental Law or material Environmental Permit or that an AIR Company has any material Liability under any Environmental Law, and to the Knowledge of the Company, no fact, circumstance or condition exists that would reasonably be expected to give rise to any such Action.

(e) (i) No AIR Company has manufactured, used, treated, stored, disposed of, arranged for or permitted the transportation or disposal of, generated, handled or Released any Hazardous Material, or owned, leased or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or material obligation of any AIR Company under applicable Environmental Laws and (ii) to the Knowledge of the Company, no fact, circumstance, or condition exists in respect of any AIR Company or any property currently or formerly owned, operated, or leased by any AIR Company or any property to which an AIR Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in an AIR Company incurring any material Liability or material obligation under applicable Environmental Laws.

(f) To the Knowledge of the Company, there is not located at any of the properties of an AIR Company any (i) underground storage tanks, (ii) asbestos-containing material, (iii) equipment containing polychlorinated biphenyls or (iv) per- and polyfluoroalkyl substances, in each case, that could reasonably be expected to result in an AIR Company incurring any material Liability or material obligation under applicable Environmental Laws.

(g) The Company has made available to SPAC all material environmental assessments and reports dated on or after January 1, 2023 in its, or any of the AIR Companies’, possession or control relating to the operations of the AIR Companies, or the condition of their respective properties and assets, and their compliance with Environmental Laws and Environmental Permits.

7.20 Transactions with Related Persons. No Company Shareholder nor any officer or director of an AIR Company or any of their respective Affiliates, nor any immediate family member of any of the foregoing (each of the foregoing, a “Related Person”) is presently, or since January 1, 2023, has been, a party to any transaction with an AIR Company, including any Contract (a) providing for the furnishing of services by (other than as officers, directors or employees of such AIR Company), (b) providing for the rental of real property or Personal Property from, or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of such AIR Company in the Ordinary Course) any Related Person or any Person in which any Related Person has a position as an officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect ownership interest (other than the ownership of securities representing no more than five (5%) percent of the outstanding voting power or economic interest of a publicly traded company), in each case, other than any Ancillary Document, the Shareholders’ Agreement or any Contract pursuant to which a Company Shareholder subscribed for or purchased equity interests in the Company. Except as contemplated by or provided for in any Ancillary Document, the Shareholders’ Agreement or any Contract pursuant to which a Company Shareholder subscribed for or purchased equity interests in the Company, no AIR Company has outstanding any Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any AIR Company. Except as contemplated by or provided for in any Ancillary Document, the assets of the AIR Companies do not include any material receivable or other material obligation from a Related Person, and the Liabilities of the AIR Companies do not include any material payable or other material obligation or commitment to any Related Person.

7.21 Insurance.

(a) Section 7.21(a) of the Company Disclosure Letter lists all material insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by an AIR Company relating to an AIR Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to SPAC. True, correct and complete copies of such insurance policies as in effect as of the date of this Agreement have been made available to SPAC. Except as would not, individually or in the aggregate, be material to the AIR Companies, taken as a whole, all premiums due and payable under all such insurance policies have been timely paid, and the AIR Companies are otherwise in material compliance with the terms of such insurance policies. To the Knowledge of the Company, and except as would not, individually or in the aggregate, be material to the AIR Companies, taken as a whole, each such insurance policy (i) is valid, binding, enforceable and in full force and effect and (ii) will continue to be valid, binding, enforceable, and in full force and effect on identical terms following the Jersey Closing (except, in each case, as such enforcement may be limited by the Enforceability Exceptions). No AIR Company has any self-insurance or co-insurance programs. Since January 1, 2023, to the Knowledge of the Company, no AIR Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the Ordinary Course, in the conditions of insurance, any refusal to issue a material insurance policy or non-renewal of any such policy.

(b) Since January 1, 2023, no AIR Company has made any insurance claim in excess of $100,000 and each AIR Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the AIR Companies, taken as a whole. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. Since January 1, 2023, no AIR Company has made any material claim against an insurance policy as to which the insurer is denying coverage.

7.22 Data Protection and Cybersecurity.

(a) Since January 1, 2023, the IT Systems have not (i) failed to perform in material conformance with their documentation, or (ii) suffered any material persistent substandard performance, breakdown or failure, (iii) been affected by any virus, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or Software. The IT Systems are in good repair and operating condition (ordinary wear and tear excepted) and are, in all material respects, adequate and suitable (including with respect to working condition, performance and capacity) for the purposes for which they are being used or held for use.

(b) Except as set forth on Section 7.22(b) of the Company Disclosure Letter, since January 1, 2023, no Computer Security Incident has occurred involving any of the AIR Companies or any of their assets, rights or properties. The AIR Companies implement, and have implemented, maintain and comply with commercially reasonable technologies, policies and procedures designed to prevent Computer Security Incidents, including commercially reasonable administrative, organizational, physical, and technical security controls. The AIR Companies have implemented reasonable business continuity, backup and disaster recovery plans and controls.

(c) Since January 1, 2023, the AIR Companies have not received any written notices, allegations or complaints from any Governmental Authority or any other Person with respect to any allegations that the Company’s Processing of Personal Information violates any Privacy Laws or any of the AIR Companies’ privacy notices. The AIR Companies have (i) obtained valid consent where necessary from data subjects or otherwise have a valid legal basis for Processing Personal Information and has provided data subjects with privacy notices as required under applicable Privacy Laws and (ii) since January 1, 2023, complied in all material respects with the terms of any applicable Privacy Laws, AIR Company privacy notices, and all Contracts by which any AIR Companies are bound relating to the Processing of Personal Information.

(d) No Actions are pending or, to the Knowledge of the Company, threatened against any of the AIR Companies relating to the Processing of Personal Information. Except as would not reasonably be expected to result in a Company Material Adverse Effect, the AIR Companies have Contracts in place with all service providers, vendors and other Persons whose relationship with the AIR Companies involves the relevant service provider, vendor or other Person Processing any Personal Information on behalf of the AIR Companies and, where required, such Contracts comply with Privacy Laws applicable to the AIR Companies.

7.23 Books and Records. The minute books of each of the AIR Companies contain complete and accurate records in all material respects of all meetings and other corporate actions of each of the Company Shareholders, the Company Board or the Subsidiaries’ shareholders or board of directors (or similar governing body) and all committees, if any, appointed by the Company Board or the Subsidiaries’ board of directors (or similar governing body), as applicable. The register of members of each of the AIR Companies is complete and reflects all issuances, transfers, repurchases and cancellations of shares of capital stock of each of the AIR Companies in all material respects.

7.24 Certain Business Practices.

(a) None of the AIR Companies nor any of their respective directors, officers or, to the Knowledge of the Company, employees, agents or Affiliates of the AIR Companies (excluding Shareholder Portfolio Companies), acting for and on behalf of the AIR Companies has, directly or indirectly, in the past five (5) years:

(i) violated any applicable Anti‑Corruption Laws; or

(ii) offered, paid, promised to pay, or authorized the payment of, received, or solicited anything of value under circumstances such that all or a portion of such thing of value would be offered, given, or promised, directly or indirectly, to (A) any Government Official or political party (including officials and candidates thereof) in order to influence any act or decision of that official or party, induce that official or party to use her or his or its influence with a government or instrumentality thereof in violation of a lawful duty, or otherwise secure any improper advantage; or (B) any other Person or entity in any manner that would constitute commercial bribery, a secret commission, unlawful contributions, gifts, entertainment, or other expenses relating to political activity or otherwise, or an illegal kickback (as such term may be defined in applicable Laws), or would otherwise violate applicable Anti‑Corruption Laws. Other than the matter disclosed in Section 7.24(a)(ii) of the Company Disclosure Letter, to the Knowledge of the Company, there are no other relationships or arrangements, whether direct or indirect, with any Government Official involving payments or the provision, offer, or promise of anything of value.

(b) None of the AIR Companies has, in the past five (5) years, received written notice of any pending or threatened investigation by Governmental Authorities, or made a voluntary or compelled disclosure to any Governmental Authority or similar agency with respect to any alleged act or omission which could constitute an offense by the AIR Companies, their respective directors, officers or, to the Knowledge of the Company, employees (acting in such capacity), agents (acting in such capacity) or Affiliates of the AIR Companies (excluding Shareholder Portfolio Companies) under any applicable Anti‑Corruption Laws.

(c) Each of the AIR Companies and, to the Knowledge of the Company, their Affiliates (excluding Shareholder Portfolio Companies) have instituted, implemented and maintain in effect, policies and procedures that are designed to prevent and remedy violations of Anti‑Corruption Laws.

(d) None of the AIR Companies, their respective directors, officers, nor to the Knowledge of the Company, employees (acting in such capacity), agents (acting in such capacity) have received any written notice that an AIR Company, its directors, officers or, to the Knowledge of the Company, employees (acting in such capacity), agents (acting in such capacity) or Affiliates of the AIR Companies (excluding Shareholder Portfolio Companies) is subject to any Action involving or otherwise relating to any alleged or actual violation of Anti-Corruption Laws.

(e) No direct beneficial owner or holder of Company Ordinary Shares is a Government Official.

7.25 Anti-Money Laundering. The operations of each of the AIR Companies are and have been conducted at all times in compliance with applicable requirements of the relevant Anti-Money Laundering Laws (such as recordkeeping and reporting), in each case, to the extent applicable to each of the AIR Companies, and no Action by or before any Governmental Authority involving any of the AIR Companies with respect to Anti-Money Laundering Laws is current, ongoing, pending or, to the Knowledge of the Company, threatened.

7.26 Sanctions. None of any of the AIR Companies nor any of their respective directors, officers, nor to the Knowledge of the Company, employees (acting in such capacities), agents (acting in such capacity) or Affiliates of the AIR Companies (excluding Shareholder Portfolio Companies) (a) is or has since April 24, 2019 been a Sanctions Restricted Person or subject to debarment or any list-based designations under applicable Trade Laws; (b) has since April 24, 2019 engaged in, or is currently engaged in, (i) any dealings or transactions (including directly or knowingly indirectly using any funds or loaning, contributing to or otherwise making available such funds to any Company Subsidiary, joint venture partner or other Person) with or for the benefit of any Person who at the time of such dealing or transaction was a Sanctions Restricted Person or a Sanctioned Territory or (ii) any dealing that could reasonably be expected to result in any AIR Company becoming a Sanctioned Restricted Person; (c) is in violation of or has at any time since April 24, 2019 violated any applicable Sanctions; (d) has received written notice from any Sanctions Authority related to or concerning any actual, suspected or potential violation of any Sanctions; (e) has submitted any voluntary or mandatory self-report or self-disclosure in respect of any actual or potential noncompliance with Sanctions, and no such self-report or self-disclosure is currently contemplated; or (f) is or has since April 24, 2019 been engaged in, subject to or party to any Action regarding actual or possible violations of Sanctions. Each of the AIR Companies have implemented and maintain in effect policies and procedures (including third-party screening tools) designed to ensure compliance by the AIR Companies with applicable Sanctions and Trade Laws.

7.27 Trade Compliance. The AIR Companies, and, to the Knowledge of the Company, their respective Representatives in their capacity as such, have, in the past five (5) years, been in compliance with, in all material respects, all applicable Trade Laws and, except as set forth in Section 7.27 of the Company Disclosure Letter, none of the AIR Companies has (a) received written notice of any actual, alleged or potential violation of any Trade Law or (b) been a party to or the subject of any pending (or, to the Knowledge of the Company, threatened) Action by or before any Governmental Authority (including receipt of any subpoena) related to any actual, alleged or potential violation of any Trade Law; nor, to the Knowledge of the Company, does a basis for any such claim exist. Each of the Air Companies has, in the past five (5) years, (i) obtained and acted in compliance with all material Permits and agreements and all other orders required or issued under applicable Trade Laws; (ii) made, filed, or caused to be filed, all material notices, registrations, declarations and filings with any Governmental Authority required under applicable Trade Laws; and (iii) met the material requirements of any general or specific licenses, license exceptions, and license exemptions, as required under applicable Trade Laws in connection with the import, transshipment, export, reexport, release, storage, development, production, testing, maintenance, brokering, or transfer of products, services, software, technology, technical data or other know-how.

7.28 Product Regulatory Matters. Each of the AIR Companies is, and has during the three (3) years preceding the date of this Agreement been, in compliance with all Applicable Product Laws with respect to the conduct of its business, except where such failure to comply has not been and would not reasonably be expected to be, individually or in the aggregate, material to the AIR Companies, taken as a whole. Without limiting the foregoing:

(a) Except as otherwise set forth on Section 7.28(a) of the Company Disclosure Letter:

(i) each Company Product has obtained and maintains in full force and effect all Regulatory Permits required under Applicable Product Laws in each jurisdiction in which such Company Product is commercialized; and

(ii) each Company Product that meets the definition of a “tobacco product” (as defined in the FDCA) has obtained valid marketing authorization or has submitted marketing authorization pursuant to a Premarket Tobacco Product Application (“PMTA”), a written order granting Substantial Equivalence (“SE”), a written order granting exemption from SE, or status as a pre-existing tobacco product (collectively, “Marketing Authorization”). The AIR Companies are in compliance with the conditions and obligations of each such Marketing Authorization, except where such failure to comply has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Each Company Product formulated, manufactured, processed, packaged, labeled, warehoused, sold, distributed, marketed, advertised, imported, or exported by or on behalf of any AIR Company has complied in all material respects with all Applicable Product Laws, and has not at any time been adulterated or misbranded by or on behalf of an AIR Company within the meaning of the FDCA or other Applicable Product Laws, except where such failure to comply has not been and would not reasonably be expected to be, individually or in the aggregate, material to the AIR Companies, taken as a whole. No AIR Company has received written notice that the packaging or labelling of any Company Products, or any marketing or promotional claims relating thereto, are materially non-compliant with Applicable Product Laws.

(c) The AIR Companies hold all Regulatory Permits necessary to conduct their respective businesses and operations, and such Regulatory Permits are valid and in full force and effect, except where such failure to hold such permits has not been and would not reasonably be expected to be, individually or in the aggregate, material to the AIR Companies, taken as a whole. Since January 1, 2023, all notices, filings with and submissions to any relevant Governmental Authority made by, or on behalf of, the AIR Companies pursuant to Applicable Product Laws were true, accurate and complete in all material respects as of the date made, and, to the extent required to be updated, as so updated remain true, accurate and complete in all material respects, and do not misstate any of the statements or information included therein, or omit to state a material fact necessary to make the statements therein not materially misleading.

(d) Since January 1, 2023, the AIR Companies have never received any written notice or other written communication from the FDA or any other relevant Governmental Authority alleging (i) any material failure to comply with any term or requirement of any Permit, (ii) any actual or threatened revocation, withdrawal, suspension, cancellation, restriction, limitation, termination or modification of any Regulatory Permit, or (iii) failure to obtain or renew any Regulatory Permit.

(e) Since January 1, 2023, there has been no voluntary or mandatory recall, withdrawal, suspension, seizure or discontinuance of any products, import notice, import alert, FDA Form 483, state agency inspection or comparable foreign inspection findings, warning letter, untitled letter, material deficiency, material penalty, fines, sanctions, investigations, or other written notice issued by or enforcement action initiated by the FDA or other relevant Government Authorities arising out of or in connection with AIR Companies’ actions or omissions.

(f) No customer or subsequent purchaser of any Company Product has asserted or threatened a claim in writing against an AIR Company alleging material non-compliance with Applicable Product Laws or contractual commitments concerning regulatory or quality matters with respect to the Company Products.

(g) None of the AIR Companies nor any of their respective officers, directors, or employees is a party to, or bound by, any order, individual integrity agreement, corporate integrity agreement or other formal or informal agreement with any Governmental Authority concerning compliance with any Applicable Product Laws. None of the AIR Companies nor any of their respective officers, directors, or employees has reporting obligations pursuant to any settlement agreement entered into with any Governmental Authority.

7.29 Investment Company Act. No AIR Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a Person subject to registration and regulation as an “investment company,” in each case, within the meaning of the Investment Company Act.

7.30 Private Placement. As of the date of this Agreement, there are no agreements, side letters, or arrangements between an AIR Company, on the one hand, and any actual or prospective investor, on the other hand, relating to any PIPE Investment.

7.31 Finders and Brokers. Except as set forth in Section 7.31 of the Company Disclosure Letter, none of the AIR Companies has incurred, or will incur, directly or indirectly, as a result of any action taken by the AIR Companies, any Liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any of the Transactions.

7.32 Information Supplied. The information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in the Proxy/Registration Statement, the Resolution Statement, or any current report on Form 6-K or Form 8-K or report on Form 20-F, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC), in each case, with respect to the Transactions, (a) shall not (i) in the case of the Proxy/Registration Statement, on the effective date of the Proxy/Registration Statement, (ii) in the case of the Proxy/Registration Statement or any current report on Form 8-K, any current report on Form 6-K or any report on Form 20-F, when filed, made available, mailed or distributed, as the case may be, and (iii) in the case of the Proxy/Registration Statement, at the time of the Extraordinary General Meeting and the Cayman Effective Time, and (b) did not, in the case of the Resolution Statement, at the time the Resolution Statement was first made available, mailed or distributed, as the case may be, to the Company Shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC or any of its Affiliates.

7.33 Company Acknowledgement. Except for the representations and warranties expressly made by the Company in this ARTICLE VII (as modified by the Company Disclosure Letter) or as expressly set forth in any Ancillary Document, neither the Company nor any other Person on its behalf makes any express or implied representation or warranty with respect to the Company or its business, operations, assets or Liabilities, or the Transactions, and the Company hereby expressly disclaims any other representations or warranties, whether implied or made by the Company or any of its Representatives. The Company acknowledges that, except for the representations and warranties expressly made by SPAC in ARTICLE V, SPAC is not making nor has made, communicated or furnished (orally or in writing) any representation, warranty, statement or information to any AIR Company or Acquisition Entity (including any opinion, information, or advice that may have been or may be provided to any AIR Company, any Acquisition Entity, or any of their respective Representatives by any Representative of SPAC). The Company specifically disclaims that any AIR Company or Acquisition Entity is relying upon or has relied upon any such other representations and warranties that may have been made by any Person and acknowledges and agrees that SPAC has specifically disclaimed any such other representations and warranties. Notwithstanding the foregoing provisions of this Section 7.33, nothing in this Section 7.33 shall limit the Company’s remedies with respect to Fraud Claims in connection with, or arising out of this Agreement, the Ancillary Documents or the Transactions.

ARTICLE VIII.

COVENANTS

8.1 Access and Information.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 11.1 or the Jersey Closing (the “Interim Period”), subject to Section 8.16, to the extent permitted by applicable Law and solely for the purpose of facilitating the consummation of the Transactions, each of the Company and PubCo shall give, and shall cause its Representatives to give, SPAC and its Representatives, at reasonable times during normal business hours and at reasonable intervals and upon reasonable advance notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, books and records, financial and operating data and other similar information (including Tax Returns, internal working papers, client files, client Contracts, director service agreements and deferred and accrued amounts of transaction expenses and amounts drawn under loans), of or pertaining to the AIR Companies or PubCo, as SPAC or its Representatives may reasonably request regarding the AIR Companies or PubCo and their respective businesses, assets, Liabilities, financial condition, operations, management, employees and other aspects; provided, however, that SPAC and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the AIR Companies or PubCo. SPAC hereby agrees that, during the Interim Period, it shall not contact any employee (other than executive officers), customer, supplier, distributor or other material business relation of any AIR Company regarding any AIR Company, its business or the Transactions without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, the Company shall not be required to provide access to any information (i) that is personally identifiable information of a third party which is prohibited from being disclosed pursuant to the terms of a written confidentiality agreement with a third party, (ii) the disclosure of which would violate any Law (it being agreed that the Parties shall use their reasonable efforts to cause such information to be provided in a manner that would not result in such violation), (iii) the disclosure of which would jeopardize the protection of attorney-client, attorney work product or other legal privilege (it being agreed that the Parties shall use their reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy) or (iv) that is related to the negotiation and execution of the Transactions (or any transactions that are or were alternatives to the Transactions).

(b) During the Interim Period, subject to Section 8.16, to the extent permitted by applicable Law and solely for the purpose of facilitating the consummation of the Transactions, SPAC shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and at reasonable intervals and upon reasonable advance notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, books and records, financial and operating data and other similar information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to SPAC, as the Company or its Representatives may reasonably request regarding SPAC and its business, assets, Liabilities, financial condition, operations, management, employees and other aspects; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of SPAC. Notwithstanding the foregoing, SPAC shall not be required to provide access to any information (i) that is personally identifiable information of a third party which is prohibited from being disclosed pursuant to the terms of a written confidentiality agreement with a third party, (ii) the disclosure of which would violate any Law (it being agreed that the Parties shall use their reasonable efforts to cause such information to be provided in a manner that would not result in such violation), (iii) the disclosure of which would jeopardize the protection of attorney-client, attorney work product or other legal privilege (it being agreed that the Parties shall use their reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy), or (iv) that is related to the negotiation and execution of the Transactions (or any transactions that are or were alternatives to the Transactions).

(c) All information provided pursuant to this Section 8.1 shall be subject to that certain letter agreement entered into on or about July 15, 2025, by and between SPAC and the Company (as amended from time to time, the “Confidentiality Agreement”).

8.2 Conduct of Business of the Company during the Interim Period.

(a) Except (i) as expressly permitted by this Agreement or the Ancillary Documents (including in connection with any PIPE Investment), (ii) as required by applicable Law, (iii) as set forth on Section 8.2(a) of the Company Disclosure Letter, (iv) for the incurrence of Company Transaction Expenses, or (v) as consented to by SPAC in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), during the Interim Period, the Company shall, and shall cause the other AIR Companies to, and each Acquisition Entity shall, operate its business in the Ordinary Course, including complying (A) in all material respects with, and continue performing under, as applicable, the Company Memorandum, such Company Subsidiary’s Governing Documents, and the Governing Documents of each Acquisition Entity, and all other Company Material Contracts to which any of the AIR Companies may be a party, and (B) with all applicable Sanctions and Trade Laws.

(b) Without limiting the generality of Section 8.2(a), except (i) as expressly permitted by this Agreement or the Ancillary Documents (including in connection with any PIPE Investment), (ii) as required by applicable Law, (iii) as set forth on Section 8.2(b) of the Company Disclosure Letter, (iv) for the incurrence of Company Transaction Expenses, or (v) as consented to by SPAC in writing (which consent, except with respect to clause (ix) below, shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not, and shall cause the other AIR Companies not to, and each Acquisition Entity shall not:

(i) change or amend the Governing Documents of any AIR Company or any Acquisition Entity;

(ii) make or declare any dividend or distribution to its shareholders or members, as applicable, of any AIR Company or any Acquisition Entity or make any other distributions in respect of any of the AIR Companies’ or any Acquisition Entity’s capital stock or equity interests, except (A) dividends and distributions by a wholly-owned Subsidiary of an AIR Company to such AIR Company or another wholly-owned Subsidiary of such AIR Company, and (B) repurchases of awards or other actions under the Company Share Plans in the Ordinary Course;

(iii) split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the AIR Companies’ or any Acquisition Entity’s capital stock or equity interests, except for any such transaction by a wholly-owned Subsidiary of an AIR Company that remains a wholly-owned Subsidiary of such AIR Company after consummation of such transaction;

(iv) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of any AIR Company or any Acquisition Entity, except for (A) transactions between an AIR Company and any wholly-owned Subsidiary of such AIR Company; or (B) settlements or repurchases of awards under the Company Share Plans in the Ordinary Course; provided that in no event shall any Company Equity Awards be cash-settled;

(v) sell, assign, transfer, convey, lease or otherwise dispose of any material assets or properties of the AIR Companies or any Acquisition Entity, except for (A) dispositions of equipment in the Ordinary Course, (B) sales of inventory in the Ordinary Course or (C) transactions solely among the AIR Companies;

(vi) acquire any ownership interest in any real property;

(vii) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the equity or assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

(viii) (A) make, change or revoke any material election in respect of Taxes, except to comply with IFRS or applicable Law, or settle or compromise any material United States federal, state, local or non-United States Tax liability, except in the Ordinary Course, or (B) change any annual Tax accounting period, adopt or change any material method of Tax accounting except in the Ordinary Course, amend any Tax Returns or file claims for Tax refunds, enter into any closing agreement with a Governmental Authority, waive or extend any statute of limitations period in respect of a material amount of Taxes, settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(ix) take, agree to take, or fail to take any action that could reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

(x) (A) issue any additional interests of any Acquisition Entity or AIR Company Interests or securities exercisable for or convertible into AIR Company Interests or interests of any Acquisition Entity, other than (i) Company Ordinary Shares in connection with any voluntary conversion of Company Convertible Securities outstanding as of the date of this Agreement in accordance with their respective conversion terms or (ii) Company Ordinary Shares issued upon exercise, vesting or settlement of any award under the Company Share Plans outstanding as of the date of this Agreement or otherwise issued after the date of this Agreement in accordance with Section 8.2(b)(x)(B); (B) grant any options, warrants, convertible equity instruments or other equity-based awards that relate to the equity of any AIR Company, including such awards that may be cash-settled upon vesting, other than awards issued under the Company Share Plans in respect of Company Ordinary Shares that both (1) remain reserved and available for issuance as set forth in Section 8.2(b)(x)(B) of the Company Disclosure Letter; and (2) will be included in the calculation of Fully-Diluted Company Shares; provided, that in no event shall any such options, warrants, convertible equity instruments or other equity-based awards that relate to the equity of any AIR Company be granted to any directors, officers or executive management-level employees or (C) amend, modify or waive any of the terms or rights set forth in any Company Equity Awards, including any reduction of the exercise, conversion or warrant price set forth therein;

(xi) adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any AIR Company or any Acquisition Entity, merge or consolidate with any Person or be acquired by any Person, or file for bankruptcy in respect of any AIR Company or any Acquisition Entity;

(xii) waive, release, settle, compromise or otherwise resolve any Action, except in the Ordinary Course or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $100,000 in the aggregate;

(xiii) incur, assume or guarantee any Indebtedness for borrowed money the principal amount of which does not exceed $100,000 in the aggregate;

(xiv) enter into, renew or amend in any material respect, (A) any transaction or Contract with a Company Shareholder or any of their respective family members or other related Persons that would require disclosure of transactions therewith under Item 404 of Regulation S-K promulgated by the SEC, (B) any Contract between any AIR Company or any Acquisition Entity and any broker, finder, investment banker or financial advisor with respect to any of the Transactions, or (C) any Contract that, had such Contract been entered into on or before the date of this Agreement, would have been required to be disclosed pursuant to Section 7.12(a)(i), (iv), (vi) or (xi) of the Company Disclosure Letter (excluding those Contracts set forth on Section 7.12(a)(v) of this Company Disclosure Letter);

(xv) other than as required by any Company Benefit Plan or collective bargaining or similar Contract in effect as of the date of this Agreement and made available to SPAC, (A) grant any change in control, transaction, retention bonuses in respect of its employees, officers, directors, managers, or Contract Workers, other than those that (1) are not triggered by the Transactions and (2) are granted to individuals that are not officers, directors or executive management-level employees, (B) terminate the employment or engagement of any officer or executive management-level employees who have a notice period of six months’ or longer (other than due to death, disability or for cause (as determined in good faith by the Company) or otherwise in the Ordinary Course), (C) conduct any reduction in force with respect to a material number of employees, plant closing, or mass layoff of employees, (D) accelerate the vesting or payment of any award under any Company Share Plan, (E) make or commit to make any bonus payment to any employee, officer, director, manager or Contract Worker (other than Ordinary Course year-end cash bonuses that are determined consistent with prior years based on performance), (F) (1) amend, modify, enter into, or establish material benefits or a material Company Benefit Plan of any current or former director, officer or executive management-level employees, or (2) enter into, establish, materially amend or terminate any material Company Benefit Plan with, for or in respect of any other current or former employee or Contract Worker other than in the Ordinary Course, including in connection with annual compensation and benefit plan review (including renewals of broad-based benefit plans) or (G) hire or terminate any officer or executive management-level employee;

(xvi) (A) limit the right of any AIR Company to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (B) grant any exclusive rights to any Person;

(xvii) amend, change, revoke or otherwise take any action that impairs the effectiveness of the Special Written Resolution or the approval and adoption of the Company Approval Matters contemplated thereby (or permit any of the foregoing to occur);

(xviii) enter into, renew or amend in any material respect any Specified Distribution Contract; or

(xix) authorize or agree to do any of the foregoing actions.

(c) If, during the Interim Period, the Company or any Acquisition Entity (A) receives written notice of, any actual, alleged or potential violation of any Sanctions or Trade Law, (B) becomes a party to or the subject of any pending (or to the Knowledge of the Company, threatened) Action by or before any Governmental Authority (including receipt of any subpoena) related to any actual, alleged or potential violation of any Sanctions or Trade Law, (C) to the Knowledge of the Company, otherwise becomes aware of any actual, alleged, or potential violation of any Sanctions or Trade Law, or (D) any board member, senior officer, or affiliate becomes a target of Sanctions or otherwise designated as a restricted party under the Trade Laws, it shall, to the extent permitted under applicable Law and as promptly as possible (and in any event, within two (2) Business Days), provide written notice to SPAC following the discovery of the actual, alleged, or potential violation or notice of such Action.

(d) With respect to any request for consent under Section 8.2, (i) the Company shall use reasonable efforts to provide any information reasonably requested by SPAC in connection with its consideration of the proposed action or matter; and (ii) SPAC shall respond to such request for consent within five (5) Business Days (provided that in respect of requests for consent under Section 8.2(b)(xviii), SPAC shall respond to such request for consent within 72 hours).

8.3 Conduct of Business of SPAC during the Interim Period.

(a) Except (i) as expressly permitted by this Agreement or the Ancillary Documents (including in connection with any PIPE Investment), (ii) as required by applicable Law, (iii) for the incurrence of SPAC Transaction Expenses, or (iv) as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), during the Interim Period, SPAC shall operate its business in the Ordinary Course.

(b) Without limiting the generality of the foregoing Section 8.3(a), except (i) as expressly permitted by this Agreement or the Ancillary Documents (including in connection with any PIPE Investment), (ii) as required by applicable Law, Governmental Authority, or any Contract in existence as of the date of this Agreement and disclosed to the Company (including in the SEC Reports filed not less than two Business Days prior to the date of this Agreement), (iii) as set forth on Section 8.3(b) of the SPAC Disclosure Letter, (iv) for the incurrence of SPAC Transaction Expenses, or (v) as consented to by the Company in writing (which consent, except with respect to clause (vii) below, shall not be unreasonably conditioned, withheld, delayed or denied), during the Interim Period, SPAC shall not:

(i) amend, waive or otherwise change its Governing Documents, other than for administrative or de minimis changes;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, sub-divide, combine, consolidate, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay, repay or otherwise become liable for any Indebtedness (directly, contingently or otherwise), fees or expenses in excess of $100,000 individually or in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided that this Section 8.3(b)(iv) shall not prevent SPAC from borrowing funds necessary to finance its Ordinary Course administrative costs and expenses and SPAC Transaction Expenses);

(v) amend, waive or otherwise change the Trust Agreement in any manner;

(vi) (A) make, change or revoke any material election in respect of Taxes, except to comply with GAAP or applicable Law, or settle or compromise any material United States federal, state, local or non-United States Tax liability, except in the Ordinary Course, or (B) change any annual Tax accounting period, adopt or change any material method of Tax accounting except in the Ordinary Course, amend any Tax Returns or file claims for Tax refunds, enter into any closing agreement with a Governmental Authority, waive or extend any statute of limitations period in respect of a material amount of Taxes, settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(vii) take, agree to take, or fail to take, any action that could reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

(viii) amend or otherwise modify, terminate, waive or assign or delegate (as applicable) any material right or obligation under any SPAC Material Contract (other than amendments or other modifications, terminations, waivers, assignments or delegations of or with respect to Contracts with Related Persons otherwise governed by Section 8.3(b)(x)) or enter into any new Contract that would be a SPAC Material Contract;

(ix) (A) hire or engage any employee or independent contractors, consultants, contingent workers or other agents (other than legal, accounting, financial, capital markets, and similar advisors in the Ordinary Course), or (B) adopt, enter into or otherwise incur any Liability in respect of, any Benefit Plan;

(x) other than drawings on the SPAC Loans (or any other outstanding promissory notes owed to Sponsor or any other Affiliates of SPAC) or as expressly required by the Sponsor Support Agreement, enter into, renew, amend, waive or terminate (other than terminations in accordance with their terms) any Contracts, arrangements or transactions with any Related Person, including any Ancillary Document to which SPAC or any Related Person is a party;

(xi) fail to maintain its books, accounts and records in all material respects in the Ordinary Course consistent with past practice;

(xii) establish any Subsidiary or enter into any new line of business;

(xiii) revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP, and after consulting SPAC’s outside auditors;

(xiv) waive, release, assign, settle or compromise any Action (including any Action relating to this Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, SPAC) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions or Liabilities, unless such amount has been reserved in the SPAC Financials;

(xv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, company, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the Ordinary Course;

(xvi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Cayman Merger or in connection with the liquidation of the Surviving Cayman Company, to the extent such plan of liquidation is adopted prior to the Cayman Effective Time);

(xvii) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $100,000 individually or in the aggregate (excluding the incurrence of any SPAC Transaction Expenses) other than pursuant to the terms of a Contract (a) in existence as of the date of this Agreement and disclosed to the Company (including in the SEC Reports) or (b) entered into in the Ordinary Course or in accordance with the terms of this Section 8.3 during the Interim Period;

(xviii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights; or

(xix) authorize or agree to do any of the foregoing actions.

8.4 Form of Consent Request. Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that (a) an e-mail from the Company to the individuals (or such other Persons as SPAC may specify by notice to the Company) set forth on Section 8.4 of the SPAC Disclosure Letter specifically requesting consent under Section 8.2 shall constitute a valid request by the Company for all purposes under Section 8.2, and (b) an e-mail from SPAC to the individuals (or such other Persons as the Company may specify by notice to SPAC) set forth on Section 8.4 of the Company Disclosure Letter specifically requesting consent under Section 8.3 shall constitute a valid request by SPAC for all purposes under Section 8.3.

8.5 Interim Period Control. Nothing contained in this Agreement shall give to any Party, directly or indirectly, the right to control SPAC, PubCo, the Company or any Acquisition Entity or their respective Subsidiaries prior to the Jersey Closing Date. Prior to the Jersey Closing Date, each of SPAC, PubCo and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

8.6 Preparation and Delivery of Additional Company Financial Statements.

(a) The Company shall use reasonable best efforts to deliver to SPAC as promptly as practicable after the date of this Agreement, but in no event later than December 31, 2025, the audited or reviewed (as applicable) financial statements of the AIR Companies (including, in each case, any related notes thereto), that are required for the initial filing of the Proxy/Registration Statement pursuant to the Securities Act and the rules and regulations promulgated thereunder. Such financial statements shall present fairly in all material respects the financial position and results of operations and its cash flows of the AIR Companies as of the dates or for the periods indicated, in accordance with IFRS as issued by the International Accounting Standards Board. The financial statements, if required to be audited, shall be audited in accordance with PCAOB auditing standards by a PCAOB-qualified auditor. The Company and PubCo shall keep SPAC informed on a reasonably current basis of the status of and any issues arising with respect to the preparation and delivery of the financial statements contemplated by this Section 8.6(a) and such other information and documentation available to the Company as shall be reasonably requested by SPAC.

(b) During the Interim Period, as soon as reasonably practicable following the end of the six-month interim period covering at least the first two fiscal quarters of each fiscal year, and in any event within ninety (90) days thereafter, the Company shall deliver to SPAC, unaudited condensed consolidated statement of financial position of the AIR Companies on a consolidated basis as of the end of such six-month period and most recent year end (and as of and for the same period from the previous fiscal year) and the related condensed consolidated statements of comprehensive income, changes in equity and cash flows for the year-to-date period of such fiscal year or such interim period (subject to normal and recurring year-end adjustments and the absence of footnotes), which unaudited financial statements shall (i) be reviewed by a PCAOB-qualified auditor in accordance with PCAOB standards and procedures for conducting such reviews, (ii) fairly present the financial position and results of operations of the AIR Companies on a consolidated basis as of the dates and for the periods indicated, in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board, and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in each case, only to the extent that such financial statements are required to be included in the Proxy/Registration Statement pursuant to the Securities Act and the rules and regulations promulgated thereunder. For the avoidance of doubt, if such interim financial statements are not required to be included in the Proxy/Registration Statement, the Company shall have no obligation to prepare or deliver such financial statements pursuant to this Section 8.6(b).

(c) During the Interim Period, as soon as reasonably practicable following the end of each fiscal year, and in any event within ninety (90) days thereafter, the Company shall deliver to SPAC an audited consolidated balance sheet and the related consolidated statements of comprehensive income, changes in equity and cash flows of the AIR Companies on a consolidated basis as of the end of such fiscal year (and prior fiscal year) and the related audited consolidated income statement, changes in shareholder equity and statement of cash flows for the fiscal year then-ended (and prior two fiscal years), which audited financial statements shall (i) be audited in accordance with PCAOB auditing standards by a PCAOB-qualified auditor, (ii) fairly present the financial position and results of operations of the AIR Companies as of the dates and for the periods indicated, in accordance with IFRS, and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant.

(d) PubCo and the PubCo Nominees shall prepare in a timely manner any other financial information or statements of PubCo (including customary pro forma financial statements and any other separate financial statements of PubCo) that are required to be included in the Proxy/Registration Statement and any other filings or confidential submissions to be made by SPAC or PubCo with the SEC. To the extent other financial information of PubCo or separate PubCo financial statements are so required, the provisions of this Section 8.6 shall be deemed to apply to PubCo and the required financial statements of PubCo, mutatis mutandis.

8.7 SPAC Public Filings. During the Interim Period, SPAC will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use commercially reasonable efforts prior to the Cayman Merger to maintain the listing of the SPAC Shares on Nasdaq.

8.8 Stock Exchange Listing. Each of SPAC, the Company and PubCo will use its commercially reasonable efforts to cause (a) PubCo’s initial listing application(s) with the Nasdaq in connection with the Transactions to have been approved, (b) PubCo to satisfy all applicable initial listing requirements of the Nasdaq and (c) the PubCo Ordinary Shares issuable in accordance with this Agreement (including the PubCo Ordinary Shares to be issued in connection with the Earnout Shares) to be approved for listing on the Nasdaq, subject to official notice of issuance, in each case, prior to the Cayman Effective Time.

8.9 No Trading. The Company, PubCo, Cayman Merger Sub and Jersey Merger Sub each acknowledge and agree that it is aware, and that their respective Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material non-public information of SPAC, will be advised) of the restrictions imposed by U.S. federal securities Laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material non-public information about a publicly traded company. The Company, PubCo, Cayman Merger Sub and Jersey Merger Sub each hereby agrees that, while it is in possession of such material non-public information, it shall not purchase or sell any securities of SPAC, communicate such information to any third party, take any other action with respect to SPAC in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

8.10 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates (or, with respect to the Company, the Company Shareholders) (a) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging that the Consent of such third party is required in connection with the Transactions or (b) discovers any fact or circumstance that, or becomes aware of the occurrence of any event the occurrence of which, would cause or would reasonably be expected to cause or result in any of the conditions set forth in ARTICLE X not being satisfied or the satisfaction of those conditions being materially delayed. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Cayman Closing or the Jersey Closing, as applicable, have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

8.11 Regulatory Approvals.

(a) Subject to the terms and conditions of this Agreement, each of SPAC, PubCo and the Company shall use its commercially reasonable efforts, and shall cooperate fully with such other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the Transactions (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the Transactions, including using its commercially reasonable efforts to (i) prepare and promptly file all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all Permits, Consents, approvals, authorizations, registrations, waivers, qualifications and orders of, and the expiration or termination of waiting periods by, Governmental Authorities to satisfy the consummation of the Transactions and to fulfill the conditions to the Mergers and the Cayman Closing and the Jersey Closing and (iii) execute and deliver any additional instruments necessary to consummate the Transactions. Nothing in this Agreement, including this Section 8.11, obligates SPAC, PubCo, or any of their respective Affiliates to proffer, negotiate, agree to, or effect, whether temporarily, indefinitely, or permanently (i) the divestiture, license, sale, holding separate, or other disposition of any assets, properties, entities, businesses or operations, or (ii) the imposition of any conditions, burdens, limitations, obligations or other restraints on any assets, properties, entities, businesses or operations.

(b) In furtherance and not in limitation of Section 8.11(a), to the extent required under the HSR Act, or any other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, or substantial lessening of competition (collectively, “Antitrust Laws”), each of SPAC, PubCo and the Company agrees to make any required filing or application under Antitrust Laws, as applicable, including preparing and making an appropriate filing pursuant to the HSR Act, with respect to the Transactions, as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the granting of approval or consent by the Governmental Authority as soon as practicable. The Company, on the one hand, and SPAC, on the other, shall each be responsible for and pay one-half of the filing fees payable to the Governmental Authorities in connection with the Transactions, including such filing fees payable by an Acquisition Entity. Each of SPAC, PubCo and the Company shall, in connection with its commercially reasonable efforts to obtain all requisite approvals and authorizations for the Transactions under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other of such Parties or their respective Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person, (ii) keep such other Parties reasonably informed of any material communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, (iii) permit a Representative of such other Parties and their respective outside counsel to review any material communication given by it to, and consult with each other in advance of any material meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of such other Parties the opportunity to attend and participate in such meetings and conferences, (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, each attending Party shall keep such Party promptly and reasonably apprised with respect thereto and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory, competitive or national security related argument, and responding to requests or objections made by any Governmental Authority; provided, however, that no Party shall be required to provide information to the extent that (w) any applicable Law requires it or its Affiliates to restrict or prohibit access to such information, (x) in the reasonable judgment of such Party, the information is subject to confidentiality obligations to a third party, (y) in the reasonable judgment of such Party, the information is commercially sensitive and disclosure of such information would have a material impact on the business, results of operations or financial condition of such Party or such information is otherwise confidential information regarding Affiliates or ultimate beneficial owners of such Party, or (z) disclosure of any such information would be likely to jeopardize reasonable confidentiality interests or result in the loss or waiver of the attorney-client, work product or other applicable privilege; and provided, further, that, if the matters described in clauses (w) through (z) above can be addressed by furnishing information subject to redactions or to outside counsel only, such Party shall provide such information to the other Parties in a redacted form or on an outside counsel basis; provided, further, that SPAC shall be permitted to redact information regarding SPAC’s Affiliates and ultimate beneficial owners in any materials furnished to the other Parties hereunder.

(c) If any objections are asserted with respect to the Transactions under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the Transactions as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the Transactions, each of SPAC, PubCo and the Company shall use its commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the Transactions including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the Transactions, each of SPAC, PubCo and the Company shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Governmental Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.

(d) Prior to the Jersey Closing and the Cayman Closing, as applicable, each of SPAC, PubCo and the Company shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third party as may be necessary for the consummation by such Party or its Affiliates of the Transactions or required as a result of the execution or performance of, or consummation of the Transactions, by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such commercially reasonable efforts. With respect to PubCo, during the Interim Period, each of SPAC, PubCo and the Company shall use its commercially reasonable efforts to cause PubCo to qualify as “foreign private issuer” as such term is defined under Exchange Act Rule 3b-4 and to maintain such status through the Jersey Closing.

8.12 Further Assurances. The Parties shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement, the Ancillary Documents and applicable Laws to consummate the Transactions as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings (including any Tax filings).

8.13 Tax Matters.

(a) Tax Treatment. Each of SPAC, PubCo, Cayman Merger Sub, Jersey Merger Sub and the Company shall, and PubCo and the Company shall cause their respective Affiliates to, take such actions to cause the Mergers to qualify, and refrain from taking such actions that could prevent, impair or impede the Mergers from qualifying, for the Intended Tax Treatment. SPAC, PubCo, Cayman Merger Sub, Jersey Merger Sub and the Company hereby agree to file all applicable Tax Returns on a basis consistent with the Intended Tax Treatment, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or non-U.S. Tax Law) or a change in applicable Law after the date of this Agreement.

(b) Tax Cooperation.

(i) Each of SPAC, PubCo, Cayman Merger Sub, Jersey Merger Sub and the Company shall, and PubCo and the Company shall cause their respective Affiliates to, cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns (including any “gain recognition agreements” within the meaning of Treasury Regulations sections 1.367(a)-3(c)(1)(iii)(B) and 1.367-8), the Tax treatment of any aspect of the Transactions or any audit or other Action pertaining to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any Action pertaining to Taxes, making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder (to the extent such information or explanation is not publicly or otherwise reasonably available).

(ii) SPAC, PubCo, Cayman Merger Sub, Jersey Merger Sub and the Company shall reasonably cooperate with each other and their respective tax counsel by taking the actions described on Section 8.13 of the Company Disclosure Letter, in each case, prior to the filing of the final Proxy/Registration Statement.

(c) Transfer Taxes. All transfer, documentary, sales, use, real property transfer, stamp, recording, registration and other similar Taxes, fees and costs (including any associated penalties and interest) incurred in connection with this Agreement (“Transfer Taxes”) shall be borne by PubCo. The Party required by Law to do so shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable Law, the other Parties shall, and shall cause their respective Affiliates to, join in the execution of such Tax Returns and other documentation. To the extent applicable Law requires a Person other than PubCo to pay any Transfer Taxes, PubCo shall promptly reimburse such Person for such Transfer Taxes.

(d) Tax Elections. PubCo has elected, or will elect, to be treated as an association taxable as a corporation for U.S. federal income tax purposes effective as of the date of PubCo’s formation.

8.14 Proxy/Registration Statement; Extraordinary General Meeting.

(a) As promptly as practicable after the date of this Agreement, SPAC, the Company and PubCo shall jointly prepare, and PubCo shall file with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Proxy/Registration Statement”) in connection with the registration under the Securities Act of the PubCo Ordinary Shares to be issued under this Agreement, which Proxy/Registration Statement will also contain a proxy statement of SPAC (as amended or supplemented, including any prospectus contained therein, the “Proxy Statement”) for the purpose of soliciting proxies or votes from SPAC Shareholders for the matters to be acted upon at the Extraordinary General Meeting and providing SPAC Shareholders an opportunity in accordance with the SPAC Memorandum and the IPO Prospectus to exercise their Redemption Rights. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from SPAC Shareholders to vote, at an extraordinary general meeting of SPAC to be called and held for such purpose (including any adjournment or postponement thereof, the “Extraordinary General Meeting”), in favor of resolutions approving (i) by way of ordinary resolution, the adoption and approval of this Agreement and the other Transactions and, by way of special resolution, the adoption of the Plan of Cayman Merger (including the change of the authorized share capital and adoption of the amended and restated memorandum and articles as per the terms of the Plan of Cayman Merger) and the Cayman Merger by SPAC Shareholders in accordance with the SPAC Memorandum, the Cayman Companies Act and the rules and regulations of the SEC and Nasdaq (including the adoption and approval of any other proposals as are required to implement the foregoing), (ii) the adoption and approval of any other proposals as the SEC may indicate are necessary in its comments to the Proxy/Registration Statement or correspondence related thereto, (iii) such other matters as the Company and SPAC shall hereafter mutually determine to be necessary or appropriate in order to effect the Transactions (the approvals described in foregoing clauses (i) to (iii), collectively, the “Shareholder Approval Matters”) and (iv) the adjournment of the Extraordinary General Meeting, if necessary or desirable in the reasonable determination of SPAC in consultation with PubCo.

(b) SPAC, acting through the SPAC Board (or a committee thereof), shall, subject to Section 8.14(f), (i) make the SPAC Recommendation and include such SPAC Recommendation in the Proxy Statement, (ii) cause the Proxy Statement to be mailed to SPAC Shareholders as of the applicable record date as promptly as practicable following the date upon which the Proxy/Registration Statement becomes effective in accordance with the SPAC Memorandum and (iii) use its commercially reasonable efforts to solicit from its shareholders proxies or votes in favor of the approval of the Shareholder Approval Matters. In connection with the Proxy/Registration Statement, SPAC and PubCo will file with the SEC financial and other information about the Transactions in accordance with applicable Law, the SPAC Memorandum, the Cayman Companies Act and the rules and regulations of the SEC and Nasdaq.

(c) SPAC, the Company and PubCo shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Proxy/Registration Statement, the Extraordinary General Meeting and the Redemption Rights. Each of SPAC, PubCo and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, PubCo, SPAC and their respective Representatives in connection with the drafting of the public filings with respect to the Transactions, including the Proxy/Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Proxy/Registration Statement (and other related materials) if and to the extent that such information has become false or misleading in any material respect or as otherwise required by applicable Laws. SPAC, the Company and PubCo shall amend or supplement the Proxy/Registration Statement and PubCo shall file the Proxy/Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to SPAC Shareholders, in each case, as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the SPAC Memorandum. No filing of, or amendment or supplement to the Proxy/Registration Statement will be made by SPAC, PubCo or the Company without the approval of the other of such Parties (such approval not to be unreasonably withheld, conditioned or delayed).

(d) Each of SPAC, PubCo and the Company shall, as promptly as practicable after receipt thereof, supply each other such Party or Parties with copies of all material written correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, or, if not in writing, a written summary of such material communication, with respect to the Proxy/Registration Statement or the Transactions. No response to any comments from the SEC or its staff relating to the Proxy/Registration Statement or the Transactions will be made by PubCo, the Company or SPAC without the prior consent of such other Parties (such consent not to be unreasonably withheld, conditioned or delayed), and without providing such other Parties a reasonable opportunity to review and comment thereon. Notwithstanding the foregoing, SPAC, the Company and PubCo, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Proxy/Registration Statement and shall otherwise use their commercially reasonable efforts to cause the Proxy/Registration Statement to “clear” comments from the SEC and become effective.

(e) As soon as practicable (and in any event within three (3) Business Days) following the Proxy/Registration Statement “clearing” comments from the SEC and becoming effective, SPAC and PubCo shall distribute the Proxy/Registration Statement to SPAC Shareholders in accordance with the SPAC Memorandum.

(f) Subject to the provisions of this Section 8.14(f), SPAC shall call the Extraordinary General Meeting in accordance with the SPAC Memorandum for a date that is no later than thirty (30) days following the effectiveness of the Proxy/Registration Statement or such other date as agreed between SPAC and Company.

(i) Notwithstanding anything to the contrary contained in this Agreement, the SPAC Board may, at any time prior to, but not after, obtaining the Required Shareholder Approval, change, withdraw, withhold, qualify or modify the SPAC Recommendation (a “Modification in Recommendation”) in response to an Intervening Event (an “Intervening Event Change in Recommendation”) if the SPAC Board determines in good faith, based on the advice of its legal counsel, that the failure to take such action would be a breach of the fiduciary duties of the SPAC Board under applicable Law; provided that: (A) the Company shall have received written notice from SPAC of SPAC’s intention to make an Intervening Event Change in Recommendation at least ten (10) Business Days prior to the taking of such action by SPAC (the “Intervening Event Notice Period”), which notice shall specify the applicable Intervening Event in reasonable detail (including the facts and circumstances providing the basis for the determination by the SPAC Board to effect such Intervening Event Change in Recommendation), (B) during the Intervening Event Notice Period and prior to making an Intervening Event Change in Recommendation, if requested by the Company, SPAC and its Representatives shall have negotiated in good faith with the Company and its Representatives regarding any revisions or adjustments proposed by the Company to the terms and conditions of this Agreement as would enable the SPAC Board to proceed with its recommendation of this Agreement and the Transactions and not make such Intervening Event Change in Recommendation, (C) the SPAC and its Representatives shall have provided to the Company and its Representatives all applicable information with respect to such Intervening Event reasonably requested by the Company to permit the Company to propose revisions to the terms of this Agreement and (D) if the Company requested negotiations in accordance with the foregoing sub-clause (B), the SPAC Board may make an Intervening Event Change in Recommendation only if the SPAC Board, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the Company shall have, prior to the expiration of the ten (10) Business Day period, offered in writing, continues to determine in good faith, based on the advice of legal counsel, that failure to make an Intervening Event Change in Recommendation would be a breach of its fiduciary duties to the SPAC Shareholders under applicable Law. An “Intervening Event” shall mean any event that materially and negatively affects the AIR Companies taken as a whole after the date of this Agreement that was not known and was not reasonably foreseeable to the SPAC Board as of the date of this Agreement (or the consequences or magnitude of which were not reasonably foreseeable to the SPAC Board as of the date of this Agreement), which becomes known to the SPAC Board prior to the Extraordinary General Meeting; provided that (1) an Acquisition Proposal shall not constitute an Intervening Event, and (2) the Company’s meeting, failing to meet or exceeding projections shall not be taken into account for purposes of determining whether an Intervening Event has occurred (it being acknowledged, however, that any underlying cause thereof may be taken into account for purposes of determining whether an Intervening Event has occurred). For the avoidance of doubt, an Intervening Event Change in Recommendation shall constitute a Modification in Recommendation.

(ii) Notwithstanding anything to the contrary contained in this Agreement, during an Intervening Event Notice Period, the obligations of SPAC or the SPAC Board to make filings with the SEC with respect to the proposals contemplated herein, to give notice for or to convene a meeting, or to make a recommendation, shall be tolled to the extent reasonably necessary until such time as SPAC has filed an update to the Proxy/Registration Statement with the SEC (which SPAC shall file as promptly as practicable after the Intervening Event Change in Recommendation), provided that the Company and PubCo shall have a reasonable opportunity to review and comment on any such update prior to filing, and SPAC shall consider in good faith any comments provided by the Company and PubCo. In the event a filing and/or notice for a general meeting was made prior to the Intervening Event Notice Period, SPAC shall be permitted to adjourn or postpone such general meeting and to amend such filing as necessary in order to provide sufficient time for the SPAC Shareholders to consider any revised recommendation.

(iii) To the fullest extent permitted by applicable Law, (A) SPAC’s obligations to establish a record date for, duly call, give notice of, convene and hold the Extraordinary General Meeting shall not be affected by any Modification in Recommendation, (B) SPAC agrees to establish a record date for, duly call, give notice of, convene and hold the Extraordinary General Meeting and submit the Shareholder Approval Matters for approval by the SPAC Shareholders and (C) SPAC agrees that if the Required Shareholder Approval shall not have been obtained at any such Extraordinary General Meeting, then SPAC shall promptly continue to take all such reasonably necessary actions, including the actions required by this Section 8.14, and hold additional Extraordinary General Meetings in order to obtain the Required Shareholder Approval. SPAC may adjourn or postpone the Extraordinary General Meeting (including, for the avoidance of doubt on the date for which the Extraordinary General Meeting is scheduled) (x) to solicit additional proxies for the purpose of obtaining the Required Shareholder Approval, (y) for the absence of a quorum and/or (z) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that SPAC has determined in good faith after consultation with legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the SPAC Shareholders prior to the Extraordinary General Meeting.

(g) SPAC and PubCo shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, the SPAC Memorandum and this Agreement in the preparation, filing and distribution of the Proxy/Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Extraordinary General Meeting and the Redemption Rights.

(h) The Company and Jersey Merger Sub shall promptly comply with all of the requirements of Part 18B of the Jersey Companies Law in order to facilitate the completion of the Jersey Merger.

8.15 Public Announcements.

(a) The Parties agree that, during the Interim Period, no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the Transactions shall be issued by any Party or any of their Affiliates without the prior written consent (not be unreasonably withheld, conditioned or delayed) of SPAC, PubCo and the Company, except as such release, filing or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to have the opportunity to comment on, and arrange for any required filing with respect to, such release, filing or announcement in advance of such issuance; provided that nothing shall prevent the Parties from issuing any press releases or making any public announcements about the Transactions containing information that has already been made public by the Parties.

(b) SPAC and the Company shall mutually agree upon and, as promptly as practicable after the execution of this Agreement, issue a press release announcing the execution of this Agreement (the “Signing Press Release”). SPAC shall timely file a current report on Form 8-K (which, for the avoidance of doubt, may be bifurcated into two separate filings) (jointly and severally, the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall have the opportunity to review, comment upon and approve prior to filing. SPAC and the Company shall mutually agree upon and, as promptly as practicable after the Jersey Closing, issue a press release announcing the consummation of the Transactions (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, PubCo shall file a current report on Form 6-K (the “Closing Filing”) with the Closing Press Release and a description of the Transactions as required by Federal Securities Laws which SPAC shall have the opportunity to review, comment upon and approve prior to filing.

(c) Notwithstanding the foregoing, the restrictions set forth in this Section 8.15 shall not apply to any release, statement, announcement, or other disclosure made with respect to (i) a Modification in Recommendation issued or made in compliance with Section 8.14(f); or (ii) any other disclosures issued or made in compliance with Section 8.14(f). Furthermore, nothing contained in this Section 8.15 shall prevent SPAC, PubCo or the Company from furnishing customary or other reasonable information concerning the Transactions to their respective investors and prospective investors that is substantively consistent with public statements previously consented to by the other Parties in accordance with this Section 8.15.

8.16 Confidential Information.

(a) The Company, PubCo, Cayman Merger Sub and Jersey Merger Sub agree that during the Interim Period and, in the event this Agreement is terminated in accordance with ARTICLE XI, for a period of two (2) years after such termination, they shall, and shall cause their respective Affiliates and Representatives to (i) treat and hold in strict confidence any Confidential SPAC Information that is provided to such Person or its Affiliates or Representatives, and will not use for any purpose (except in connection with the consummation of the Transactions, performing their obligations hereunder or thereunder or enforcing their rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Confidential SPAC Information without SPAC’s prior written consent, and (ii) in the event that the Company, PubCo, Cayman Merger Sub, Jersey Merger Sub or any of their respective Affiliates or Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with ARTICLE XI, for a period of two (2) years after such termination, becomes legally compelled to disclose any Confidential SPAC Information, (A) provide SPAC, to the extent legally permitted, with as prompt as practicable written notice of such requirement so that SPAC may seek, at SPAC’s sole expense, a protective Governmental Order or other remedy or waive compliance with this Section 8.16(a), and (B) in the event that such protective Governmental Order or other remedy is not obtained, or SPAC waives compliance with this Section 8.16(a), furnish only that portion of such Confidential SPAC Information which is legally required to be provided as advised by legal counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Confidential SPAC Information. In the event that this Agreement is terminated and the Transactions are not consummated, the Company, PubCo, Cayman Merger Sub and Jersey Merger Sub shall, and shall cause their respective Affiliates and Representatives to, promptly deliver to SPAC or destroy (at the Company’s election) any and all copies (in whatever form or medium) of Confidential SPAC Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company, PubCo, Cayman Merger Sub and Jersey Merger Sub and their respective Affiliates and Representatives (x) shall be entitled to retain any records required in accordance with such Party’s or such Affiliates and Representative’s (as applicable) bona fide record retention policies and (y) shall not be obligated to delete any Confidential SPAC Information maintained in such Party’s or such Representative’s (as applicable) normal back‑up media, including such Confidential SPAC Information that is contained in an archived computer system backup that was made in accordance with its security or disaster recovery procedures. Notwithstanding the foregoing, PubCo and its Representatives shall be permitted to disclose any and all Confidential SPAC Information to the extent required by the Federal Securities Laws.

(b) SPAC hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with ARTICLE XI, for a period of two (2) years after such termination, it shall, and shall cause its Affiliates and Representatives to (i) treat and hold in strict confidence any Confidential Company Information that is provided to such Person or its Affiliates or Representatives, and will not use for any purpose (except in connection with the consummation of the Transactions, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Confidential Company Information without the Company’s prior written consent, and (ii) in the event that SPAC or any of its Affiliates or Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with ARTICLE XI, for a period of two (2) years after such termination, becomes legally compelled to disclose any Confidential Company Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Governmental Order or other remedy or waive compliance with this Section 8.16(b), and (B) in the event that such protective Governmental Order or other remedy is not obtained, or the Company waives compliance with this Section 8.16(b), furnish only that portion of such Confidential Company Information which is legally required to be provided as advised by legal counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Confidential Company Information. In the event that this Agreement is terminated and the Transactions are not consummated, SPAC shall, and shall cause its Affiliates or Representatives to, promptly deliver to the Company or destroy (at SPAC’s election) any and all copies (in whatever form or medium) of Confidential Company Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that SPAC and its Affiliates and Representatives (x) shall be entitled to retain any records required in accordance with SPAC’s or such Affiliates and Representative’s (as applicable) bona fide record retention policies and (y) shall not be obligated to delete any Confidential Company Information maintained in such SPAC’s or such Representative’s (as applicable) normal back‑up media, including such Confidential Company Information that is contained in an archived computer system backup that was made in accordance with its security or disaster recovery procedures. Notwithstanding the foregoing, (1) SPAC and its Affiliates or Representatives shall be permitted to disclose any and all Confidential Company Information to the extent required by the Federal Securities Laws; and (2) subject to the foregoing clause (1), SPAC shall, and shall cause its Representatives to, treat and hold in strict confidence any Trade Secret of the Company disclosed to such Person until such information ceases to be a Trade Secret.

8.17 Post-Closing Board of Directors and Officers of PubCo. With effect from the Jersey Closing, each Party shall take all necessary action so that the board of directors of PubCo is initially comprised of, and the officers of PubCo shall initially be, the individuals designated by the Company (subject to applicable listing requirements) prior to the Cayman Closing (or such earlier time as may be required for inclusion in the Proxy/Registration Statement).

8.18 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of each AIR Company, PubCo, and SPAC and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the applicable Party (the “D&O Indemnified Persons”) as provided in the Governing Documents of each AIR Company, PubCo and SPAC or under any indemnification, employment or other similar agreements between any D&O Indemnified Person, on the one hand, and any AIR Company, PubCo or SPAC, on the other hand, in each case, as in effect on the date of this Agreement, shall survive the Cayman Closing and the Jersey Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Cayman Effective Time and the Jersey Effective Time, PubCo shall cause the Governing Documents of each AIR Company, PubCo and each of the Surviving Companies to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Governing Documents of the applicable Party to the extent permitted by applicable Law. The provisions of this Section 8.18 shall survive the Cayman Closing and the Jersey Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and Representatives.

(b) For the benefit of SPAC’s directors and officers, SPAC shall be permitted, prior to the Cayman Effective Time, to obtain the premium for a “tail” insurance policy (at an aggregate cost that is borne and shall be fully paid by PubCo pursuant to Section 8.19(c) of no higher than the amount specified in Section 8.18(b) of the SPAC Disclosure Letter) that provides coverage for up to a six-year period from and after the Cayman Effective Time for events occurring prior to the Cayman Effective Time (the “SPAC D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than SPAC’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, PubCo and the Surviving Cayman Company shall, for a period of six years after the Cayman Effective Time, maintain the SPAC D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and PubCo and the Surviving Cayman Company shall timely pay or cause to be paid all premiums with respect to the SPAC D&O Tail Insurance.

(c) For the benefit of the Company’s directors and officers, the Company shall be permitted, prior to the Jersey Effective Time, to obtain and fully pay the premium for a “tail” insurance policy (at an aggregate cost that is borne by PubCo of no higher than the amount specified in Section 8.18(c) of the Company Disclosure Letter) that provides coverage for up to a six-year period from and after the Jersey Effective Time for events occurring prior to the Jersey Effective Time (the “Company D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, PubCo and the Company shall, for a period of six years after the Jersey Effective Time, maintain the Company D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and PubCo and the Company shall timely pay or cause to be paid all premiums with respect to the Company D&O Tail Insurance.

8.19 Transaction Expenses; Trust Account Proceeds.

(a) No later than five (5) Business Days prior to the Cayman Closing, SPAC shall deliver to the Company a statement setting forth SPAC’s good faith estimate of (i) the aggregate amount of cash proceeds that will be required to satisfy any exercise of Redemption Rights (provided, that this estimate shall not in any event be required prior to the first Business Day after the deadline for the exercise of Redemption Rights), (ii) the amount of SPAC’s cash on hand, including in the Trust Account, as of the Cayman Closing, (iii) the total amount drawn under the SPAC Loans; (iv) the amount of unpaid SPAC Transaction Expenses as of the Cayman Closing and (v) the number of SPAC Shares to be outstanding as of immediately prior to the Cayman Effective Time. Following its delivery, SPAC shall reasonably cooperate with and provide the Company and its Representatives all information reasonably requested by the Company or any of its Representatives related to such statement. No later than to (2) Business Days prior to the Cayman Closing, SPAC shall deliver to the Company the final statement setting forth SPAC’s good faith calculation of: (A) the aggregate amount of cash proceeds that will be required to satisfy any exercise of Redemption Rights, (B) the amount of SPAC’s cash on hand, including in the Trust Account, as of the Cayman Closing, (C) the total amount drawn under the SPAC Loans, (D) the amount of unpaid SPAC Transaction Expenses as of the Cayman Closing and (E) the number of SPAC Shares to be outstanding as of immediately prior to the Cayman Effective Time.

(b) No later than five (5) Business Days prior to the Jersey Closing, the Company shall deliver to SPAC a statement setting forth the Company’s good faith estimate of (i) the amount of unpaid Company Transaction Expenses as of the Jersey Closing, (ii) the number of Fully-Diluted Company Shares, (iii) the Equity Value, (iv) the Company Exchange Ratio, (v) the Company Earnout Exchange Ratio and (vi) the aggregate consideration payable to each Company Shareholder on an individual basis pursuant to Section 3.1(b) and Section 3.2, including, in each case of clauses (i) through (vi), the underlying calculations with respect to the individual components thereof. Following its delivery, the Company shall reasonably cooperate with and provide SPAC and its Representatives all information reasonably requested by SPAC or any of its Representatives related to such statement. No later than two (2) Business Days prior to the Jersey Closing, the Company shall deliver to SPAC a statement setting forth the Company’s good faith final calculation of (A) the amount of unpaid Company Transaction Expenses as of the Jersey Closing, (B) the number of Fully-Diluted Company Shares, (C) the Equity Value, (D) the Company Exchange Ratio, (E) the Company Earnout Exchange Ratio and (F) the aggregate consideration payable to each Company Shareholder on an individual basis pursuant to Section 3.1(b) and Section 3.2, including, in each case of clauses (A) through (F), the underlying calculations with respect to the individual components thereof.

(c) The Parties agree that, simultaneously with or as promptly as practicable after the Cayman Closing, the funds held by the Surviving Cayman Company either in or outside of the Trust Account, after taking into account payments by SPAC for the Redemption Rights and any proceeds received by PubCo or SPAC from any PIPE Investments, shall be used to pay (i) first, the accrued SPAC Transaction Expenses, including SPAC’s business combination marketing fee, all costs, fees and expenses related to the SPAC D&O Tail Insurance and any legal fees, without double-counting with any accrued SPAC Transaction Expenses that have already been paid prior to the Cayman Closing and (ii) second, any loans owed by SPAC to Sponsor for SPAC Transaction Expenses and other costs and expenses incurred by or on behalf of SPAC. Such amounts, as well as any fees, costs and expenses that are required or permitted to be paid by the issuance of PubCo Ordinary Shares or SPAC Shares prior to the Cayman Effective Time, will be paid or issued, as applicable, at the Jersey Closing. Any remaining cash will be used first to satisfy any unpaid Company Transaction Expenses at the Jersey Closing and second for working capital and general corporate purposes of the AIR Companies, or for any other use as directed by PubCo.

8.20 A&R Registration Rights Agreement. By no later than the Cayman Closing Date, Sponsor, SPAC and PubCo shall enter into an amended and restated registration rights agreement, which will amend and restate the registration rights agreement, dated as of June 25, 2025, between SPAC and Sponsor, add PubCo as a party and cover the resale of PubCo Ordinary Shares held by Sponsor, in substantially the form attached as Exhibit D hereto (the “A&R Registration Rights Agreement”), effective as of the Cayman Closing.

8.21 PubCo Equity Incentive Plan. Prior to the Cayman Closing Date, PubCo shall approve and adopt an omnibus incentive equity plan (in a customary form including market terms reasonably acceptable to the Company), to be mutually agreed upon between SPAC and the Company (the “PubCo Equity Incentive Plan”), to be effective immediately prior to the Cayman Effective Time. The PubCo Equity Incentive Plan shall provide for the grant of equity and equity-based awards to employees or other individual service providers who constitute “employees” of PubCo for purposes of Form S-8 and shall have an initial share reserve equal to 10% of the aggregate number of shares of PubCo outstanding immediately following the Jersey Closing on a fully diluted, as-converted basis, with an annual evergreen increase over ten years of up to 3% of the aggregate number of shares of PubCo outstanding as on a fully diluted, as-converted basis of the last day of each applicable immediately preceding fiscal year.

8.22 PIPE Investment. Notwithstanding anything to the contrary contained herein, during the Interim Period, SPAC and PubCo, with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), may, but shall not be required to, enter into and consummate subscription agreements with investors relating to an equity or convertible debt investment in SPAC or PubCo, to purchase shares or convertible debt of SPAC or PubCo in connection with a private placement and/or enter into non-redemption, backstop or other alternative financing arrangements with potential investors (a “PIPE Investment”). If either SPAC or the Company elects to seek a PIPE Investment to which the Company has consented, (a) the Parties shall take the actions set forth on Section 8.22 of the Company Disclosure Letter; and (b) the other Party shall, and shall cause its Representatives to, use their respective commercially reasonable efforts to cooperate with each other and their respective Representatives in connection with such PIPE Investment and to cause such PIPE Investment to occur (including having their senior management participate in any investor meetings and roadshows as reasonably requested).

8.23 Litigation.

(a) In the event that any Action related to this Agreement or the Transactions is brought, or, to the Knowledge of SPAC, threatened, against SPAC or the SPAC Board by any of the SPAC Shareholders prior to the Cayman Closing, SPAC shall, as promptly as practicable, notify the Company of any such Action and keep the Company reasonably informed with respect to the status thereof. SPAC shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such Action, shall give due consideration to the Company’s advice with respect to such Action and shall not settle or agree to settle any such Action without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

(b) In the event that any Action related to this Agreement or the Transactions is brought, or, to the Knowledge of PubCo or the Company, threatened, against PubCo or its board of directors, the Company or the Company Board by any of the Company Shareholders prior to the Jersey Closing, PubCo or the Company shall, as promptly as practicable, notify SPAC of any such Action and keep SPAC reasonably informed with respect to the status thereof. The Company shall provide SPAC the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such Action, shall give due consideration to SPAC’s advice with respect to such Action and shall not settle or agree to settle any such Action without the prior written consent of SPAC, such consent not to be unreasonably withheld, conditioned or delayed.

8.24 No Solicitation.

(a) Company Non-Solicitation. From the date of this Agreement until the earlier of the Jersey Effective Time and the termination of this Agreement in accordance with Section 11.1, (i) the Company shall, and shall cause the AIR Companies, PubCo and each Merger Sub and its and their respective officers and directors to, immediately cease, and shall instruct and cause its and their respective other Representatives to immediately cease, all existing discussions, negotiations and communications with any Persons with respect to any Company Acquisition Proposal or Alternative Transaction, (ii) the Company shall not, and shall cause the AIR Companies, PubCo, and each Merger Sub and its and their respective officers and directors not to, and shall instruct and cause its other respective Representatives not to, directly or indirectly, (1) initiate, seek, solicit, knowingly facilitate or knowingly encourage (including by way of furnishing any nonpublic information), whether publicly or otherwise, any inquiries with respect to, or the making, or submission of, a Company Acquisition Proposal or Alternative Transaction, (2) enter into or engage in any negotiations or discussions with, or provide any nonpublic information to, or afford access to the business, properties, assets, books or records of any of the AIR Companies or the Acquisition Entities to, any Person (other than SPAC or any of its Representatives) relating to or for the purpose of encouraging or facilitating any Company Acquisition Proposal or Alternative Transaction (other than to state that the terms of this Agreement prohibit such discussions), (3) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity interests of any AIR Company or any Acquisition Entity, (4) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Company Acquisition Proposal or Alternative Transaction, or any proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal or Alternative Transaction, or (5) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action, (iii) each AIR Company and Acquisition Entity shall not provide any third party and shall on the date of this Agreement, terminate access of any third party who has made or indicated an interest in making a Company Acquisition Proposal or Alternative Transaction to any data room (virtual or actual) containing any nonpublic information of any AIR Company or any Acquisition Entity and (iv) within two (2) Business Days of the date of this Agreement, the Company shall demand the return or destruction of all confidential, non-public information and materials that have been provided to third parties that have entered into confidentiality agreements relating to a possible Company Acquisition Proposal or Alternative Transaction with any AIR Company or Acquisition Entity.

(b) SPAC Non-Solicitation. From the date of this Agreement until the earlier of the Cayman Effective Time and the termination of this Agreement in accordance with Section 11.1, (i) SPAC shall, and shall cause its officers and directors to, immediately cease, and shall instruct and cause its other Representatives to immediately cease, all existing discussions, negotiations and communications with any Persons with respect to a SPAC Acquisition Proposal or Alternative Transaction, and (ii) SPAC shall not, and shall cause its officers and directors not to, and shall instruct and cause its other Representatives not to, directly or indirectly, (1) initiate, seek, solicit, knowingly facilitate or knowingly encourage (including by way of furnishing any nonpublic information), whether publicly or otherwise, any inquiries with respect to, or the making, or submission of a SPAC Acquisition Proposal or Alternative Transaction, (2) enter into or engage in any negotiations or discussions with, or provide any nonpublic information to, or afford access to the business, properties, assets, books or records of SPAC to, any Person (other than the AIR Companies, the Acquisition Entities, or any of their respective Representatives) relating to or for the purpose of encouraging or facilitating any SPAC Acquisition Proposal or Alternative Transaction (other than to state that the terms of this Agreement prohibit such discussion), (3) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of SPAC, (4) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any SPAC Acquisition Proposal or Alternative Transaction or any proposal or offer that could reasonably be expected to lead to a SPAC Acquisition Proposal or Alternative Transaction, or (5) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action. Notwithstanding anything to the contrary contained herein, nothing in this Agreement (including this Section 8.24(b)) shall limit or restrict the ability of any Representative of SPAC to take any action or engage in any activity in respect of, or on behalf of, any Person (including any current or future special purpose acquisition company) other than SPAC.

8.25 Notice to Creditors

(a) Company Notice to Creditors. The Company shall give notice to all of its Creditors in accordance with Article 127FC(1) of the Jersey Companies Law and publish the contents of the notice in accordance with Article 127FC(5) of the Jersey Companies Law, as soon as reasonably practicable following the date of this Agreement.

(b) Jersey Merger Sub Notice to Creditors. Jersey Merger Sub shall give notice to all of its Creditors in accordance with Article 127FC(1) of the Jersey Companies Law and publish the contents of the notice in accordance with Article 127FC(5) of the Jersey Companies Law, as soon as reasonably practicable following the date of this Agreement.

8.26 Round Lot Holders. The Parties shall use their respective commercially reasonable efforts to satisfy the round lot holder requirement; provided, however, that failure to meet such requirement, despite a Party’s commercially reasonable efforts, shall not constitute a breach of this Agreement by that Party or otherwise give rise to any liability of that Party.

8.27 Shareholder Support Agreement. Following the date of this Agreement, the Company shall use its reasonable best efforts to obtain executed Shareholder Support Agreements from the Key Company Shareholders who did not enter in a Shareholder Support Agreement concurrently with the execution of this Agreement.

8.28 Efforts to Consummate. Without limiting any covenant contained in this ARTICLE VIII, (a) the Company and PubCo shall, and shall cause their respective Subsidiaries (including the Cayman Merger Sub and the Jersey Merger Sub) to use commercially reasonable efforts to take such other action as may be reasonably necessary or as another Party may reasonably request to satisfy the conditions of ARTICLE X or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable, including with respect to the treatment of the existing Indebtedness as set forth and more particularly described in Section 8.28 of the Company Disclosure Letter.

ARTICLE IX.

SURVIVAL

9.1 Survival. None of the representations, warranties, covenants, obligations or other agreements in this Agreement, any Ancillary Document or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Cayman Closing (with respect to SPAC and the Cayman Merger Sub) or the Jersey Closing (with respect to the Company, PubCo and Jersey Merger Sub), and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Cayman Closing or the Jersey Closing, as applicable (and there shall be no liability after the Cayman Closing or the Jersey Closing, as applicable, in respect thereof), except for (a) those covenants, obligations and agreements contained herein or therein that by their terms expressly apply in whole or in part after the Cayman Closing or the Jersey Closing, as applicable, and then only with respect to any breaches occurring after the Cayman Closing or the Jersey Closing, as applicable, (b) ARTICLE XIII and any corresponding definitions set forth in ARTICLE I and (c) Fraud Claims.

ARTICLE X.

CONDITIONS TO OBLIGATIONS OF THE PARTIES

10.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions shall in all respects be subject to the satisfaction or written waiver (where permissible) by the Company and SPAC of the following conditions:

(a) Company Closing Approval. The Special Written Resolution shall remain in full force and effect (the “Company Closing Approval”).

(b) No Outstanding Company Shareholder Objections. The date as set out in Article 127FJ(3)(a) of the Jersey Companies Law shall have passed (if applicable).

(c) Required Shareholder Approval. The Shareholder Approval Matters shall have been submitted to the vote of SPAC Shareholders at the Extraordinary General Meeting in accordance with the Proxy Statement and shall have been approved and adopted by the requisite vote of SPAC Shareholders at the Extraordinary General Meeting in accordance with the Proxy Statement, the SPAC Memorandum and the applicable provisions of the Cayman Companies Act and Nasdaq (the “Required Shareholder Approval”).

(d) No Outstanding Creditor Objections. Each applicable date as set out in Article 127FJ(3)(c) of the Jersey Companies Law having passed in respect of: (i) the Company’s notification and publication obligations described in Section 8.25(a); and (ii) the Jersey Merger Sub’s notification and publication obligations described in Section 8.25(b).

(e) No Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Governmental Order that is then in effect and which has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions (a “Legal Restraint”).

(f) Antitrust Clearance. All filings notifications, and reports required to be filed with any Governmental Authority under any Antitrust Law for the consummation of the Transactions shall have been filed; all consents, authorizations, Permits, clearances, actions or non-actions required from any Governmental Authority under any Antitrust Law for the consummation of the Transactions shall have been issued or obtained; and all waiting periods applicable to the Transactions under any Antitrust Law (including all extensions thereof) shall have expired or been terminated (collectively, the “Regulatory Approvals”).

(g) Listing. The PubCo Ordinary Shares (including those to be issued pursuant to this Agreement and the Ancillary Documents (including the Earnout Shares)) shall have been approved for listing on the Nasdaq, subject only to official notice of issuance thereof.

(h) Proxy/Registration Statement. The Proxy/Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC which remains in effect with respect to the Proxy/Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and not withdrawn.

(i) Amended and Restated Governing Documents. The memorandum of association and articles of association of PubCo shall have been amended and restated in their entirety in such form as is agreed in writing between SPAC and the Company (each acting reasonably and in good faith) as soon as reasonably practicable following the date of this Agreement and in any event without delaying the effectiveness of the Proxy/Registration Statement to be effective as provided in Section 2.6(a) (the “A&R PubCo Charter”).

10.2 Conditions to Obligations of PubCo and the Company. In addition to the conditions specified in Section 10.1, the obligations of PubCo and the Company to consummate the Transactions are subject to the satisfaction or written waiver (by the Company, where permissible) of the following conditions:

(a) Representations and Warranties.

(i) All of the SPAC Fundamental Warranties shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect or similar) in all material respects on and as of the date of this Agreement and the Cayman Closing Date as if made on the Cayman Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been so true and correct as of such date).

(ii) The representation and warranty contained in Section 5.7(b) shall be true and correct in all respects on and as of the date of this Agreement and the Cayman Closing Date as if made on the Cayman Closing Date.

(iii) All of the other representations and warranties of SPAC set forth in this Agreement and in any certificate delivered by or on behalf of SPAC pursuant hereto (other than the SPAC Fundamental Warranties and the representations and warranties set forth in Section 5.7(b)) shall be true and correct on and as of the date of this Agreement and the Cayman Closing Date as if made on the Cayman Closing Date, except for (A) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct as of such date, subject to clause (B) of this Section 10.2(a)(iii)) and (B) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or SPAC Material Adverse Effect or similar), individually or in the aggregate, have not had and would not reasonably be expected to have a SPAC Material Adverse Effect.

(b) Agreements and Covenants. SPAC shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Cayman Closing Date.

(c) Officer Certificate. SPAC shall have delivered to the Company a certificate, dated as of the Cayman Closing Date, signed by an officer of each of SPAC certifying as to the satisfaction of the conditions specified in Section 10.2(a) and Section 10.2(b).

(d) CF&Co. M&A Engagement Letter. The CF&Co. M&A Engagement Letter shall remain in full force and effect.

(e) Ancillary Documents. A counterpart to the Ancillary Documents required to be executed by SPAC at or prior to the Cayman Closing Date or the Cayman Closing shall have been executed and delivered to the Company.

10.3 Conditions to Obligations of SPAC. In addition to the conditions specified in Section 10.1, the obligations of SPAC to consummate the Transactions are subject to the satisfaction or written waiver (by SPAC where permissible) of the following conditions:

(a) Representations and Warranties.

(i) All of the Company Fundamental Warranties and the Acquisition Entity Fundamental Warranties shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect or similar) in all material respects on and as of the date of this Agreement and the Cayman Closing Date as if made on the Cayman Closing Date and will be so true and correct on and as of the Jersey Closing Date as if made on the Jersey Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been so true and correct as of such date).

(ii) The representations and warranties set forth in each of Section 6.7 and Section 7.8(a) shall be true and correct in all respects on and as of the date of this Agreement and the Cayman Closing Date as if made on the Cayman Closing Date and will be so true and correct on and as of the Jersey Closing Date as if made on the Jersey Closing Date.

(iii) The representations and warranties set forth in each of Section 7.26 and Section 7.27 shall be true and correct in all respects on and as of the date of this Agreement and the Cayman Closing Date as if made on the Cayman Closing Date and will be so true and correct on and as of the Jersey Closing Date as if made on the Jersey Closing Date, except for, in each case, such failures to be true and correct as has not been, and would not reasonably be expected to be, material, individually or in the aggregate, to the AIR Companies, taken as a whole.

(iv) All of the other representations and warranties of the Company and the Acquisition Entities set forth in this Agreement and in any certificate delivered by or on behalf of the Company or the Acquisition Entities pursuant hereto (other than the Company Fundamental Warranties, the Acquisition Entity Fundamental Warranties, and the representations and warranties set forth in Section 6.7, Section 7.8(a), Section 7.26 and Section 7.27) shall be true and correct on and as of the date of this Agreement and the Cayman Closing Date as if made on the Cayman Closing Date and will be so true and correct on and as of the Jersey Closing Date as if made on the Jersey Closing Date, except for (A) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct as of such date, subject to clause (B) of this Section 10.3(a)(iv)) and (B) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect or similar), individually or in the aggregate, have not had and would not reasonably be expected to have (x) a Company Material Adverse Effect or (y) a material adverse effect on any Acquisition Entity’s ability to consummate the Transactions or perform their obligations under this Agreement or the Ancillary Documents to which they are party, as applicable.

(b) Agreements and Covenants. The Company and each of the Acquisition Entities shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by them on or prior to the Cayman Closing Date or the Jersey Closing Date, as applicable.

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect or any Event that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) Officer Certificate. The Company and PubCo shall have each delivered to SPAC a certificate, dated as of the Cayman Closing Date, signed by an executive officer or director of the Company or PubCo, as applicable, certifying as to the satisfaction of the conditions specified in Section 10.3(a), Section 10.3(b) and Section 10.3(c).

(e) Debt Consent Letter. The Consents, amendments and confirmations set forth on Section 10.3(e) of the Company Disclosure Letter shall be in full force and effect.

(f) Ancillary Documents. A counterpart to the Ancillary Documents required to be executed by the Company, PubCo, Cayman Merger Sub and Jersey Merger Sub at or prior to the Cayman Closing Date or the Jersey Closing shall have been executed and delivered to SPAC.

10.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this ARTICLE X to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any AIR Company or PubCo) to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE XI.

TERMINATION AND EXPENSES

11.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Cayman Closing Date, notwithstanding receipt of any requisite approval and adoption of this Agreement and the Transactions by the shareholders of any Party, as follows:

(a) by mutual written consent of SPAC and the Company;

(b) by written notice by either SPAC or the Company to the other if any of the conditions set forth in ARTICLE X have not been satisfied or waived by the date falling nine (9) months from the date of this Agreement (such date or such later date, if any, as is provided in the last proviso to this Section 11.1(b), the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 11.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates (including, with respect to the Company, PubCo, Cayman Merger Sub or Jersey Merger Sub) of any representation, warranty, covenant or obligation under this Agreement was the principal cause of the failure of a condition set forth in ARTICLE X on or before the Outside Date; provided, further, that in the event the financial statements set forth in Section 8.6 shall not have been delivered to SPAC in accordance with the applicable deadlines and other terms set forth in Section 8.6, then, by written notice to the Company, SPAC may in its sole discretion extend the Outside Date on one or more occasions by the number of days from the date of such deadline to the date such financial statements are finally delivered to

SPAC in accordance with Section 8.6, in which case the Outside Date shall be deemed for all purposes to be the latest of such dates;

(c) by written notice by either SPAC or the Company to the other if a Legal Restraint has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 11.1(c) shall not be available to a Party if the failure by such Party or its Affiliates (including, with respect to the Company, PubCo, Cayman Merger Sub or Jersey Merger Sub) to comply with any provision of this Agreement was the principal cause of such Legal Restraint;

(d) by written notice by the Company to SPAC if (i) there has been a breach by SPAC of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of SPAC shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 10.2(a) or Section 10.2(b) to be satisfied (treating the Cayman Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach (or if the breach is curable, the date by which such breach is required to be cured in the succeeding clause (ii))), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) thirty (30) days after written notice of such breach or inaccuracy is provided to SPAC by the Company or (B) the Outside Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 11.1(d) if at such time SPAC would be entitled to terminate this Agreement pursuant to Section 11.1(e);

(e) by written notice by SPAC to the Company if (i) there has been a breach by the Company, PubCo, Cayman Merger Sub or Jersey Merger Sub of any of their respective representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 10.3(a) or Section 10.3(b) to be satisfied (treating the Cayman Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach (or if the breach is curable, the date by which such breach is required to be cured in the succeeding clause (ii))), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) thirty (30) days after written notice of such breach or inaccuracy is provided to the Company by SPAC or (B) the Outside Date; provided that SPAC shall not have the right to terminate this Agreement pursuant to this Section 11.1(e) if at such time the Company would be entitled to terminate this Agreement pursuant to Section 11.1(d);

(f) by written notice by either SPAC or the Company to the other if the Extraordinary General Meeting is held (including any adjournment or postponement thereof) and has concluded, SPAC Shareholders have duly voted, and the Required Shareholder Approval was not obtained; or

(g) by written notice by the Company to SPAC within ten (10) Business Days after there has been a Modification in Recommendation.

11.2 Effect of Termination. If this Agreement is terminated pursuant to Section 11.1, this Agreement shall thereupon become null and void and of no further force and effect and there shall be no Liability on the part of any Party to another Party, except that (a) the provisions of Sections 8.15, 8.16, 11.3, ARTICLE XII, ARTICLE XIII, and this Section 11.2 shall remain in full force and effect; and (b) nothing in this Section 11.2 shall be deemed to (i) release any Party from any Liability for any willful and material breach by such Party of any term of this Agreement prior to the date of termination or pursuant to any Fraud Claim against such Party, (ii) impair the right of any Party to compel specific performance by any other Party of such other Party’s obligations under this Agreement in each case prior to the valid termination of this Agreement or (iii) terminate or otherwise modify the Confidentiality Agreement; provided, further that nothing in this Section 11.2 shall, in any way, limit the waivers against the Trust Account as set forth in Section 12.1.

11.3 Fees and Expenses. Subject to Section 12.1, unless otherwise expressly provided for in this Agreement, all fees, costs and expenses (whether or not invoiced) incurred in connection with entering into this Agreement shall be paid by the Party incurring such fees, costs and expenses. For the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, (i) the Company shall pay, or cause to be paid, all unpaid Company Transaction Expenses and (ii) SPAC shall pay, or cause to be paid, all unpaid SPAC Transaction Expenses and (b) if the Jersey Closing occurs, PubCo shall pay, or cause to be paid, any unpaid Company Transaction Expenses and any unpaid SPAC Transaction Expenses.

ARTICLE XII.

WAIVERS AND RELEASES

12.1 Waiver of Claims Against Trust. Each of the Company, PubCo, Cayman Merger Sub and Jersey Merger Sub hereby acknowledges and agrees that SPAC has established the Trust Account containing the proceeds of the IPO, from certain private placements occurring simultaneously with the IPO and from certain loans agreed to be made by Sponsor (including interest accrued from time to time thereon) for the benefit of the holders of the SPAC Class A Ordinary Shares issued and sold in the IPO (the “Public Shareholders”) and that, except as otherwise described in the IPO Prospectus, SPAC may disburse monies from the Trust Account only (a) to the Public Shareholders in the event they elect to redeem their SPAC Class A Ordinary Shares in connection with the consummation of its initial Business Combination or in connection with an amendment to the SPAC Memorandum to extend SPAC’s deadline to consummate a Business Combination, (b) to the Public Shareholders if SPAC fails to consummate a Business Combination within twenty four (24) months after the closing of the IPO, subject to further extension by amendment to the SPAC Memorandum, (c) with respect to any interest earned on the amounts held in the Trust Account, as necessary to pay

Taxes, and (d) to SPAC after or concurrently with the consummation of a Business Combination. For and in consideration of SPAC entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company, PubCo, Cayman Merger Sub and Jersey Merger Sub hereby agree on behalf of themselves and their respective Affiliates, notwithstanding anything to the contrary in this Agreement, that none the Company, PubCo, Cayman Merger Sub, Jersey Merger Sub nor any of their respective Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Trust Account Released Claims”). The Company, PubCo, Cayman Merger Sub and Jersey Merger Sub on behalf of themselves and their respective Affiliates hereby irrevocably waive any Trust Account Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements hereunder and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with SPAC or its Affiliates). The Company, PubCo, Cayman Merger Sub and Jersey Merger Sub each agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by SPAC to induce SPAC to enter in this Agreement, and the Company, PubCo, Cayman Merger Sub and Jersey Merger Sub each further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent the Company, PubCo, Cayman Merger Sub, Jersey Merger Sub or any of their respective Affiliates commences any Action based upon, in connection with, relating to or arising out of any matter relating to this Agreement or the Transactions, which proceeding seeks, in whole or in part, monetary relief against the Trust Account, each such Party hereby acknowledge and agree that such Party’s and its Affiliates’ sole remedy with respect to monetary relief shall be against funds held outside of the Trust Account (including any funds that have been released from the Trust Account to SPAC or any assets that have been purchased or acquired with any such funds excluding, for the avoidance of doubt, funds released from the Trust Account to the SPAC Shareholders who have exercised their Redemption Rights) and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behalves or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Nothing in this Section 12.1 shall amend, limit, alter, change, supersede or otherwise modify the right of the Company, PubCo, Cayman Merger Sub or Jersey Merger Sub to (a) bring any Action or Actions for specific performance, injunctive and/or other equitable relief (including a claim for SPAC to specifically perform its obligations under this Agreement) or (b) bring or seek a claim for damages against SPAC, or any of its successors or assigns, for any breach of this Agreement (but such claim shall not be against the Trust Account or any funds distributed from the Trust Account). This Section 12.1 shall survive termination of this Agreement for any reason.

ARTICLE XIII.

MISCELLANEOUS

13.1 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery (a) in person, (b) by email (without receiving notice of non-receipt or other “bounce-back”), (c) by reputable, nationally recognized overnight courier service or (d) by registered or certified mail, pre-paid and return receipt requested; provided, however, that notice given pursuant to clauses (c) and (d) above shall not be effective unless a duplicate copy of such notice is also given in person or by email (without receiving notice of non-receipt or other “bounce-back”); in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to SPAC at or prior to the Cayman Closing, to:		with a copy (which will not constitute notice) to:
Cantor Equity Partners III, Inc. 110 East 59th Street New York, NY 10022		DLA Piper LLP (US) 1251 Avenue of the Americas, 27th New York, NY 10020-1104
Attn:	Chief Executive Officer	Attn:	Stephen P. Alicanti
Email:	CantorEquityPartners@cantor.com		Sidney Burke
Email:

If to Sponsor at or after the Cayman Closing, to:			with a copy (which will not constitute notice) to:

Cantor EP Holdings III, LLC 110 East 59th Street New York, NY 10022		DLA Piper LLP (US) 1251 Avenue of the Americas, 27th New York, NY 10020-1104
Attn:	Chief Executive Officer	Attn:	Stephen P. Alicanti
Email:	CantorEquityPartners@cantor.com		Sidney Burke
Email:

If to the Company, PubCo, Cayman Merger Sub or Jersey Merger Sub, to:		with a copy (which will not constitute notice) to:

c/o AIR Limited Festival Office Tower Dubai, PO Box 117613 United Arab Emirates		Latham & Watkins (London) LLP 99 Bishopsgate London, EC2M 3XF, United Kingdom
Attn:	Mary-Ann Orr and Ronan Barry	Attn:	Jennifer M. Engelhardt
Email:			Ryan Maierson
Email:

13.2 Binding Effect; Assignment. Subject to Section 13.3, this Agreement and all of the provisions hereof shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise prior to the Cayman Closing without the prior written consent of SPAC, PubCo, and the Company and after the Cayman Closing without the prior written consent of Sponsor. Any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

13.3 Third Parties. Except for (a) the rights of the D&O Indemnified Persons set forth in Section 8.18 (in the event that the Cayman Closing and the Jersey Closing occur), (b) the rights of the Nonparty Affiliates set forth in Section 13.14, and (c) the rights of Sponsor under any provision of this Agreement that confers any right or privilege to Sponsor (including pursuant to Section 13.9, Section 13.10 and Section 13.14), which Persons set forth in clauses (a), (b), and (c) the Parties acknowledge and agree are express third-party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any Party in connection with the Transactions shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party or thereto or a successor or permitted assign of such a Party.

13.4 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State (other than (a) the statutory and fiduciary and other duties of the directors of the SPAC and the directors of Cayman Merger Sub, the effects of the Cayman Merger and the rights set forth in Section 238 of the Cayman Companies Act which shall in each case be governed by the laws of the Cayman Islands and (b) the statutory and fiduciary and other duties of the directors of the Company, PubCo and Jersey Merger Sub and the effects of the Jersey Merger which shall be governed by the Laws of Jersey). All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, however, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in (a) any federal court located in the State of Delaware, or (b) if jurisdiction is not then available in a federal court located in the State of Delaware, the Superior Court of the State of Delaware, and the Parties will endeavor to have such Action assigned to the Delaware Complex Commercial Litigation Division thereof. The Parties hereby (i) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any Party and (ii) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each Party further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (x) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (y) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (z) that (A) the Action in any such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

13.5 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY ANCILLARY DOCUMENT OR THE TRANSACTIONS. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.5.

13.6 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the Transactions are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction, specific performance or other equitable remedy to prevent or remedy any breach of this Agreement and to seek to enforce specifically the terms and provisions hereof, in each case, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

13.7 Cumulative Remedies. Save as expressly set out in this Agreement, no Party shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever at any time, whether before or after Cayman Closing and Jersey Closing, and each Party waives any rights of rescission or termination it may have. The rights, powers, privileges and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers, privileges or remedies provided by Law except as otherwise expressly provided. Nothing in this Section 13.7 shall have the effect of excluding or limiting any liability for or remedy in respect of a Fraud Claim.

13.8 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

13.9 Amendment. This Agreement may be amended, supplemented or modified (a) prior to the Cayman Closing only by execution of a written instrument signed by each of the Parties and (b) after the Cayman Closing only by execution of a written instrument signed by PubCo and Sponsor.

13.10 Waiver. Each of SPAC, PubCo and the Company, on behalf of itself and its Affiliates, may in its sole discretion (a) extend the time for the performance of any obligation or other act of any other non-affiliated Party, (b) waive any inaccuracy in the representations and warranties by such other non-affiliated Party contained herein or in any document delivered pursuant hereto and (c) waive compliance by such other non-affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right or remedy hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding the foregoing, any waiver of any provision of this Agreement after the Cayman Closing by PubCo or SPAC shall also require the prior written consent of Sponsor.

13.11 Entire Agreement. This Agreement, the Ancillary Documents and the Confidentiality Agreement collectively set out the entire agreement between the Parties in respect of the subject matter contained herein and therein and, save to the extent expressly set out in this Agreement, the Ancillary Document or the Confidentiality Agreement, supersede and extinguish any prior drafts, agreements, undertakings, representations, warranties, promises, assurances and arrangements of any nature whatsoever, whether or not in writing, relating thereto.

13.12 Interpretation.

(a) The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference and shall not in any way affect the meaning or interpretation of this Agreement.

(b) In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (iii) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP or IFRS, as applicable, based on the accounting principles used by the applicable Person; (iv) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (v) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (vi) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (vii) the term “or” means “and/or” unless clearly indicated otherwise, including, by use of “either”; (viii) any agreement, instrument, insurance policy, Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law as from time to time amended, modified or supplemented as of the applicable date or during the applicable period of time, including (in the case of agreements or instruments) by waiver or consent (and in the case of agreements or instruments, in accordance with the term of the agreement or instrument, and in the case of any Ancillary Document, in accordance with the terms of this Agreement) and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (ix) references to statutes shall include all rules and regulations promulgated thereunder; (x) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article,” “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; (xi) the term “Dollars” or “$” means United States dollars. For purposes of calculating Indebtedness or other terms herein applying currency other than U.S. dollars, such foreign currencies shall be converted into U.S. dollars at the applicable Bloomberg exchange rate as of the time of calculation; and (xii) references to writing shall include any modes of reproducing words in a legible and non-transitory form.

(c) Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person.

(d) Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form.

(e) The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(f) Any disclosure made by a Party in the SPAC Disclosure Letter or the Company Disclosure Letter, as applicable, or any section thereof, with reference to any section of this Agreement or section of the SPAC Disclosure Letter or the Company Disclosure Letter, as applicable, shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of the SPAC Disclosure Letter or the Company Disclosure Letter, as applicable, if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the SPAC Disclosure Letter or the Company Disclosure Letter, as applicable. Certain information set forth in the SPAC Disclosure Letter or the Company Disclosure Letter, as applicable, is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. Unless expressly contemplated by this Agreement, the disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

(g) To the extent that any Contract, document, certificate or instrument is represented and warranted to by PubCo or the Company to be given, delivered, provided or made available by PubCo or the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to SPAC or its Representatives, such Contract, document, certificate or instrument shall have been posted no later than two (2) Business Days prior to the date of this Agreement to the Project Genesis electronic data room established by the Company on the Sterling Data Rooms platform, and SPAC and its Representatives must have been given access to the electronic folders containing such information at such time.

13.13 Counterparts. This Agreement may be executed and delivered (including by facsimile, email or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

13.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, the Parties acknowledge and agree that all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or the Ancillary Documents, or the negotiation, execution, or performance or non-performance of this Agreement or the Ancillary Documents (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or the Ancillary Documents), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as Parties hereunder or Persons party to the applicable Ancillary Document (the “Contracting Parties”) except as set forth in this Section 13.14. In no event shall any Contracting Party have any shared or vicarious liability for the actions or omissions of any other Person. No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, shareholder, affiliate, agent, financing source, attorney or Representative or assignee of any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, shareholder, affiliate, agent, financing source, attorney or Representative or assignee of any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any Liability (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any obligations or Liabilities arising under, out of, in connection with, or related in any manner to this Agreement or the other Ancillary Documents or for any claim based on, in respect of, or by reason of this Agreement or the other Ancillary Documents or their negotiation, execution, performance, or breach; and each Party waives and releases all such Liabilities and Actions against any such Nonparty Affiliates. Notwithstanding anything to the contrary herein, none of the Contracting Parties or any Nonparty Affiliate shall be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages (in each case, other than in connection with damages awarded in a third-party claim) which may be alleged as a result of this Agreement, the Ancillary Documents or any other agreement referenced herein or therein or the Transactions, or the termination or abandonment of any of the foregoing. The Parties acknowledge and agree that the Nonparty Affiliates are intended third-party beneficiaries of this Section 13.14.

13.15 Post-Closing SPAC Representative.

(a) By execution and delivery of this Agreement, SPAC, on behalf of itself and its successors and assigns, hereby irrevocably appoints Sponsor as its agent, attorney-in-fact and representative, with full power of substitution to act in the name, place and stead of SPAC, to act on behalf of SPAC from and after the Cayman Closing in connection with: (i) terminating, amending or waiving on behalf of SPAC any provision of this Agreement or any Ancillary Document which expressly contemplates that Sponsor will act on behalf of SPAC, (ii) signing on behalf of SPAC any releases or other documents with respect to any dispute or remedy arising under this Agreement or any Ancillary Document which expressly contemplates that Sponsor will act on behalf of SPAC, (iii) employing and obtaining the advice of legal counsel, accountants and other professional advisors as Sponsor, in its reasonable discretion, deems necessary or advisable in the performance of its duties as Sponsor and to rely on their advice and counsel, (iv) incurring and paying reasonable out-of-pocket costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the Transactions, and any other reasonable out-of-pocket fees and expenses allocable or in any way relating to such transaction or any post-Cayman Closing consideration adjustment or indemnification claim and (v) otherwise enforcing the rights and obligations of SPAC under this Agreement or any Ancillary Document which expressly contemplates that Sponsor will act on behalf of SPAC, including giving and receiving all notices and communications hereunder or thereunder on behalf of SPAC. All decisions and actions by Sponsor in accordance with this Section 13.15 shall be binding upon SPAC and its successors and assigns, and neither SPAC nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 13.15 are irrevocable and coupled with an interest.

(b) Sponsor shall not be liable for any act done or omitted under this Agreement or any Ancillary Document which expressly contemplates that Sponsor will act on behalf of SPAC as Sponsor while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of legal counsel shall be conclusive evidence of such good faith. SPAC shall indemnify, defend and hold harmless Sponsor from and against any and all Liabilities incurred without gross negligence, bad faith or willful misconduct on the part of Sponsor (in its capacity as such) and arising out of or in connection with the acceptance or administration of Sponsor’s duties under this Agreement or any Ancillary Document which expressly contemplates that Sponsor will act on behalf of SPAC, including the reasonable fees and expenses of any legal counsel retained by Sponsor. In no event shall Sponsor in such capacity be liable hereunder or in connection herewith for any direct, indirect, punitive, special or consequential damages. Sponsor shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on Sponsor in the foregoing manner. In connection with the performance of its rights and obligations hereunder, Sponsor shall have the right at any time and from time to time to select and engage, at the cost and expense of SPAC, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other out-of-pocket expenses, as Sponsor may deem reasonably necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to Sponsor under this Section 13.15 shall survive the Cayman Closing and continue indefinitely.

13.16 Legal Representation.

(a) The Parties agree that, notwithstanding the fact that DLA Piper LLP (US) (“DLA”) may have, prior to the Cayman Closing, jointly represented SPAC and Sponsor in connection with this Agreement, the Ancillary Documents and the Transactions, and has also represented SPAC, Sponsor and their respective Affiliates in connection with matters other than the transaction that is the subject of this Agreement, DLA will be permitted in the future, after the Cayman Closing, to represent Sponsor or its Affiliates in connection with matters in which such Persons are adverse to PubCo, SPAC or any of their respective Affiliates, including any disputes arising out of, or related to, this Agreement. The Company and PubCo, who are or have the right to be represented by independent counsel in connection with the Transactions, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with DLA’s future representation of one or more of Sponsor or its Affiliates in which the interests of such Person are adverse to the interests of PubCo, SPAC, and the Company or any of their respective Affiliates in connection with any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by DLA of Sponsor, SPAC or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, Sponsor shall be deemed the client of DLA with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications in any form or format whatsoever between or among any of DLA, SPAC or Sponsor, or any of their respective Representatives that relate in any way to the negotiation, documentation and consummation of the Transactions or, beginning on the date of this Agreement, any dispute arising under this Agreement (collectively, the “SPAC Deal Communications”) shall remain privileged after the Cayman Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to Sponsor, shall be controlled by Sponsor and shall not pass to or be claimed by PubCo, SPAC; provided, further, that nothing contained herein shall be deemed to be a waiver by PubCo, SPAC or any of their respective Affiliates of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party. The Company agrees on behalf of itself and SPAC, PubCo and the AIR Companies after the Cayman Closing, (a) to the extent that SPAC or, after the Cayman Closing, PubCo or the AIR Companies receives or takes physical possession of any SPAC Deal Communications, (i) such physical possession or receipt shall not, in any way, be deemed a waiver by Sponsor or any other Person, of the privileges or protections described in this Section 13.16, and (ii) neither SPAC, PubCo nor the AIR Companies after the Cayman Closing shall assert any claim that Sponsor or any other Person waived the attorney-client privilege, attorney work-product protection or any other right or expectation of client confidence applicable to any such materials or communications, (b) not to access or use the SPAC Deal Communications, including by way of review of any electronic data, communications or other information, or by seeking to have SPAC, PubCo or any AIR Company waive the attorney-client or other privilege, or by otherwise asserting that SPAC, PubCo or the AIR Companies after the Cayman Closing has the right to waive the attorney-client or other privilege and (c) not to seek to obtain the SPAC Deal Communications from DLA so long as such SPAC Deal Communications would be subject to a privilege or protection if they were being requested in a proceeding by an unrelated third party.

(b) The Parties agree that, notwithstanding the fact that Latham & Watkins (London) LLP (“L&W”) may have, prior to the Jersey Closing, represented the Company and PubCo in connection with this Agreement, the Ancillary Documents and the Transactions, and has also represented the Company and its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, L&W will be permitted in the future, after the Jersey Closing, to represent PubCo, the Company or their respective Affiliates in connection with matters in which such Persons are adverse to the Company, the Company Shareholders, PubCo or any of their respective Affiliates, including any disputes arising out of, or related to, this Agreement. The SPAC and PubCo, who are or have the right to be represented by independent counsel in connection with the Transactions, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with L&W’s future representation of one or more of PubCo, the Company or its Affiliates in which the interests of such Person are adverse to the interests of one another or the Company Shareholders or any of their respective Affiliates in connection with any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by L&W of the Company or any of its Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Company shall be deemed the client of L&W with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Jersey Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Company, shall be controlled by the Company and shall not pass to or be claimed by SPAC or the Sponsor; provided further, that nothing contained herein shall be deemed to be a waiver by SPAC, the Sponsor or any of their respective Affiliates of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK;

SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the following Parties have caused this Business Combination Agreement to be duly executed as of the date first above written.

SPAC:

CANTOR EQUITY PARTNERS III, INC.

By:	/s/ Brandon Lutnick
Name:	Brandon Lutnick
Title:	Chief Executive Officer

[Signature Page to the Business Combination Agreement]

IN WITNESS WHEREOF, the following Parties have caused this Business Combination Agreement to be duly executed as of the date first above written.

Company:

AIR LIMITED

By:	/s/ Tamir Saeed
Name:	Tamir Saeed
Title:	Director

PubCo:

AIR HOLDINGS LIMITED

By:	/s/ Mary-Ann Orr
Name:	Mary-Ann Orr
Title:	Director

Cayman Merger Sub:

GENESIS CAYMAN MERGER SUB LIMITED

By:	/s/ Mary-Ann Orr
Name:	Mary-Ann Orr
Title:	Director

Jersey Merger Sub:

GENESIS JERSEY MERGER SUB LIMITED

By:	/s/ Mary-Ann Orr
Name:	Mary-Ann Orr
Title:	Director

[Signature Page to the Business Combination Agreement]

SCHEDULE 1

Jersey Directors

Part 1

Name	Address
Mary-Ann Orr

Part 2

Name
Khaleel Ibrahim Imran Mamoori
William Nicholas Thorndike Jr
Reinhard Mieck
Walid Tawfiq Shaker Fakhouri
Stuart Damon Brazier
Ian Michael Fearon
Faisal Bari
Karina Kogan
Tamir Saeed
Saatvik Agarwal
Manuel Stotz
Nael Jeremie Richard Karim Kassar

[Schedule 1]

Exhibit A

Sponsor Support Agreement

[Exhibit A]

Exhibit B

Shareholder Support Agreement

[Exhibit B]

Exhibit C

Form of Plan of Cayman Merger

[Exhibit C]

Exhibit D

Form of A&R Registration Rights Agreement

[Exhibit D]

Exhibit E

Form of Surviving Jersey Company Memorandum and Articles of Association

[Exhibit E]

Annex B

SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of November 7, 2025, by and among Cantor EP Holdings III, LLC, a Delaware limited liability company (“Sponsor”), Cantor Equity Partners III, Inc., a Cayman Islands exempted company (“SPAC”), AIR Limited, a private limited company organized under the laws of Jersey (the “Company”), and AIR Holdings Limited, a private limited company organized under the laws of Jersey (“PubCo”). Capitalized terms used but not defined herein have the meanings assigned to them in the Business Combination Agreement by and among SPAC, the Company, PubCo, Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company (“Cayman Merger Sub”), and Genesis Jersey Merger Sub Limited, a private limited company organized under the laws of Jersey (“Jersey Merger Sub”), dated as of the date of this Agreement (as may be amended from time to time, the “BCA”).

WHEREAS, as of the date of this Agreement, Sponsor owns 6,900,000 SPAC Class B Ordinary Shares (the “Founder Shares”) and 580,000 SPAC Class A Ordinary Shares (the “Private Placement Shares” and, together with the Founder Shares and any New Securities (as defined below) of which ownership of record or the power to vote is hereafter acquired by Sponsor prior to the termination of this Agreement, the “Sponsor Shares”);

WHEREAS, in connection with SPAC’s initial public offering (the “IPO”), SPAC, Sponsor and the then current officers and directors of SPAC entered into a letter agreement, dated as of June 25, 2025 (as amended, the “Insider Letter”), pursuant to which Sponsor agreed to certain voting requirements, transfer restrictions and waiver of redemption rights with respect to the SPAC Ordinary Shares owned by it;

WHEREAS, Article 17 of SPAC’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “SPAC Memorandum”) provides, among other matters, that the SPAC Class B Ordinary Shares will automatically convert into SPAC Class A Ordinary Shares upon the consummation of an initial business combination, subject to adjustment if additional SPAC Class A Ordinary Shares or Equity-linked Securities (as defined in the SPAC Memorandum) are issued or deemed issued in excess of the amounts sold in the IPO (the “Anti-Dilution Right”), excluding certain exempted issuances;

WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC, the Company, PubCo, Cayman Merger Sub and Jersey Merger Sub are entering into the BCA, pursuant to which, upon the consummation of the transactions contemplated thereby, among other matters (a) Cayman Merger Sub will merge with and into SPAC (with SPAC surviving such merger as a direct wholly-owned subsidiary of PubCo) (the “Cayman Merger”) and (b) no earlier than the Cayman Merger, Jersey Merger Sub will merge with and into the Company (with the Company surviving such merger as an indirect wholly-owned subsidiary of PubCo) (the “Jersey Merger” and, together with the Cayman Merger and the other transactions contemplated by the BCA and the Ancillary Documents, the “Transactions”), upon the terms and subject to the conditions set forth therein; and

WHEREAS, as a condition and inducement to the Company’s and PubCo’s willingness to enter into the BCA, the Company and PubCo have required that Sponsor enter into this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and subject to the conditions set forth herein, the parties hereto agree as follows:

1. Sponsor Voting Requirements. At any meeting of the SPAC Shareholders, however called, or at any adjournment or postponement thereof, or in any other circumstance in which the vote, consent or other approval of the SPAC Shareholders is sought, Sponsor shall (i) if a meeting is held, appear at each such meeting (in person or by proxy) or otherwise cause all of the Sponsor Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of the Sponsor Shares:

(a) in favor of each Shareholder Approval Matter;

(b) against any SPAC Acquisition Proposal or Alternative Transaction;

(c) against any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC (other than the Transactions);

(d) against any change in the business of SPAC; and

(e) against any proposal, action or agreement involving SPAC that would or would reasonably be expected to (i) impede, frustrate, prevent or nullify any provision of this Agreement, the BCA or any Ancillary Document, (ii) result in a breach in any material respect of any covenant, representation, warranty or any other obligation or agreement of SPAC under the BCA or any Ancillary Document, (iii) result in any of the conditions in respect of obligations of SPAC or the Parties set forth in Article X of the BCA not being fulfilled, or (iv) change in any manner the capitalization of, including the voting rights of any class of share capital of, SPAC (other than in connection with the Shareholder Approval Matters).

2. Enforcement of Insider Letter. During the Interim Period, for the benefit of the Company and PubCo, (a) Sponsor agrees that it shall fully comply with, and perform all of its obligations, covenants and agreements set forth in, the Insider Letter, including not redeeming its Sponsor Shares in connection with the Transactions and complying with the transfer restrictions with respect to the Founder Shares and Private Placement Shares, (b) SPAC agrees to enforce the Insider Letter in accordance with its terms, and (c) each of Sponsor and SPAC agree not to amend, modify or waive any provision of the Insider Letter without the prior written consent of the Company and PubCo (not to be unreasonably withheld, delayed or conditioned).

3. New Shares. In the event that, during the Interim Period, (a) any SPAC Ordinary Shares or other equity securities of SPAC are issued to Sponsor in respect of the Founder Shares or the Private Placement Shares pursuant to the Anti-Dilution Right or any share dividend, share subdivision, recapitalization, reclassification, combination or exchange of SPAC Ordinary Shares owned by Sponsor or otherwise, then such SPAC Ordinary Shares or other equity securities acquired or purchased by Sponsor shall be subject to the terms of this Agreement to the same extent as if they constituted Founder Shares or Private Placement Shares, as applicable, or (b) Sponsor (i) purchases or otherwise acquires beneficial ownership of any SPAC Ordinary Shares or other equity securities of SPAC, or (ii) acquires the right to vote any SPAC Ordinary Shares or other equity securities of SPAC (such SPAC Ordinary Shares or other equity securities of SPAC referred to in clauses (b)(i) and (ii), collectively the “New Securities”), then such New Securities acquired or purchased by Sponsor shall be subject to the terms set forth in Sections 1 and 2 to the same extent as if they constituted the Sponsor Shares.

4. Waiver of Anti-Dilution Protection. Sponsor, as the holder of all of the issued and outstanding SPAC Class B Ordinary Shares, solely in connection with and only for the purpose of the proposed Transactions, and subject to and conditioned upon the Cayman Closing and the Jersey Closing occurring, hereby, automatically and without any further actions by Sponsor, waives, to the fullest extent permitted by law, the Anti-Dilution Right, and agrees that the SPAC Class B Ordinary Shares (following the forfeiture and cancellation pursuant to Section 5) will convert into SPAC Class A Ordinary Shares only upon the Initial Conversion Ratio (as defined in the SPAC Memorandum to be 1:1) in connection with the Transactions. This waiver shall be void and of no force and effect if the BCA is validly terminated in accordance with its terms immediately following such valid termination. All other terms related to the SPAC Class B Ordinary Shares shall remain in full force and effect, except as modified as set forth directly above or as contemplated by the BCA or the Ancillary Documents in connection with the consummation of the Transactions, which modification shall be effective only upon the consummation of the Transactions.

5. Forfeiture. Prior to the conversion of the SPAC Class B Ordinary Shares into SPAC Class A Ordinary Shares in accordance with the BCA and solely in connection with and only for the purpose of the proposed Transactions, Sponsor shall, subject to and conditioned upon the Cayman Closing and the Jersey Closing occurring, automatically and irrevocably surrender and forfeit, for no consideration, as a contribution to capital to SPAC, 3,400,000 of the SPAC Class B Ordinary Shares held by Sponsor (the “Forfeited Shares”). The Forfeited Shares shall be automatically and immediately cancelled by SPAC (and SPAC shall promptly direct SPAC’s transfer agent, or such other intermediaries as appropriate, to take any and all such actions incident thereto). SPAC and Sponsor shall take such actions as are necessary to cause the Forfeited Shares to be retired and canceled, after which such Forfeited Shares shall no longer be issued and outstanding.

6. Waiver and Release of Claims. Sponsor covenants and agrees as follows:

(a) Subject to and conditioned upon the Cayman Closing and the Jersey Closing, effective as of the Cayman Closing (and subject to the limitations set forth in paragraph (c) below), Sponsor, on behalf of itself and its controlled Affiliates and its and their respective successors, assigns, representatives, administrators, executors and agents, and any other Person claiming by, through or under any of the foregoing (each a “Releasing Party” and, collectively, the “Releasing Parties” provided, for the avoidance of doubt, that SPAC shall not be deemed a Releasing Party hereunder), does hereby unconditionally and irrevocably release, waive and forever discharge SPAC, the Company, PubCo, Cayman Merger Sub, Jersey Merger Sub, each Company Shareholder who delivers a Shareholder Support Agreement and each of its and their past and present directors, officers, employees, agents, predecessors, successors, assigns, and Subsidiaries, from any and all past or present claims, demands, damages, judgments, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, arising directly or indirectly from any act, omission, event or transaction occurring (or any circumstances existing) at or prior to the Cayman Closing (each a “Claim” and, collectively, the “Claims”); provided, however, that the release, waiver and discharge by Sponsor’s Affiliates is limited to Claims that arise from the Transactions.

(b) Sponsor acknowledges that it may hereafter discover facts in addition to or different from those which it now knows or believes to be true with respect to the subject matter of this Agreement, and that it may hereafter come to have a different understanding of the Law that may apply to potential Claims which it is releasing hereunder, but it affirms that, except as is otherwise specifically provided herein, it is its intention to fully, finally and forever settle and release any and all Claims. In furtherance of this intention, Sponsor acknowledges that the releases contained herein shall be and remain in effect as full and complete general releases notwithstanding the discovery or existence of any such additional facts or different understandings of Law.

(c) Notwithstanding the foregoing provisions of this Section 6 or anything to the contrary set forth herein, the Releasing Parties do not release or discharge, and each Releasing Party expressly does not release or discharge, any Claims that arise under or are based upon the terms of any of the following (as they may be amended from time to time in accordance with their terms and the terms of the BCA): (i) this Agreement, (ii) any Ancillary Document to which Sponsor is a party, (iii) any letter of transmittal to which Sponsor is a party, (iv) any other document, certificate or Contract executed or delivered in connection with the BCA to which Sponsor is a party, (v) any rights a Releasing Party has to indemnification from SPAC arising out of the Transactions, (vi) the Insider Letter, (vii) the Business Combination Marketing Agreement, dated June 25, 2025, by and between Cantor Fitzgerald & Co. (“CF&Co.”) and SPAC, (viii) the Underwriting Agreement, dated June 25, 2025, by and between CF&Co. and SPAC, (ix) the Expense Advancement Agreement, dated as of June 25, 2025, by and between SPAC and Sponsor, the Sponsor Working Capital Note, the Sponsor Trust Contribution Note, and any other promissory notes and/or expense advance agreements entered into by and between SPAC and Sponsor prior to the Cayman Closing without violation of the terms of the BCA, (x) the letter agreement, dated as of October 23, 2025, by and between CF&Co. and SPAC, (xi) any subscription agreements entered into in connection with any PIPE Investment to which a Releasing Party may be a party, (xii) any agreement entered into with respect to services provided by CF&Co. pursuant to any PIPE Investments (if any) to which a Releasing Party may be a party, (xiii) any agreement entered into with respect to the financial advisory, placement agency or other similar investment banking services provided by CF&Co. to SPAC and/or PubCo, or (xiv) the SPAC Memorandum or any indemnity agreement of any director or officer of SPAC with SPAC with or for the benefit of a Releasing Party with respect to any Claims for indemnification, contribution, set-off, reimbursement or similar rights.

(d) Notwithstanding the foregoing provisions of this Section 6, nothing contained in this Agreement shall be construed as an admission by any party hereto of any liability of any kind to any other party hereto. Notwithstanding anything to the contrary contained herein, Sponsor (and each of its Affiliates other than SPAC) and SPAC shall be deemed not to be Affiliates of each other for purposes of this Section 6.

7. SPAC Loan Conversion. The parties hereby agree that, subject to and conditioned upon the Cayman Closing and the Jersey Closing, the aggregate of all amounts outstanding and due to Sponsor from SPAC as of the Cayman Closing under the SPAC Loans shall be repaid as follows: (a) with respect to the Sponsor Working Capital Note, the aggregate amount owed by SPAC, as set forth on the statement delivered by SPAC prior to the Cayman Closing pursuant to Section 8.19(a) of the BCA (the “SPAC Pre-Closing Statement”), shall be automatically converted, immediately prior to the Cayman Merger, into SPAC Class A Ordinary Shares at $10.00 per share, and that upon the issuance and delivery of such SPAC Class A Ordinary Shares to Sponsor, the Sponsor Working Capital Note shall be deemed satisfied in full; and (b) with respect to all other SPAC Loans (other than the Sponsor Working Capital Note), all amounts outstanding thereunder as of the Cayman Closing, as set forth on the SPAC Pre-Closing Statement, shall be repaid in cash at the Cayman Closing in accordance with Section 8.19(a) of the BCA, and that upon the repayment in cash in full, such other SPAC Loans shall be deemed satisfied in full.

8. Sponsor Earnout.

(a) Sponsor hereby agrees that, upon and subject to the Cayman Closing and the Jersey Closing, it will not Transfer (as such term is defined in the Insider Letter) one million five hundred thousand (1,500,000) of the PubCo Ordinary Shares that Sponsor receives in the Cayman Merger in exchange for its Founder Shares (together with any equity securities paid as dividends or distributions with respect to such PubCo Ordinary Shares or into which such PubCo Ordinary Shares are exchanged or converted, in either case, after the Cayman Closing, the “Earnout Shares”), unless, until and to the extent that a Release Event (as defined below) has occurred with respect to such Earnout Shares; provided, that Sponsor may, subject to the terms and on the conditions set forth in Section 14(h), Transfer all or any portion of the Earnout Shares to any Person that qualifies as a permitted transferee under Section 7(c) of the Insider Letter (each, a “Permitted Transferee”).

(b) In the event that a Release Event has not occurred on or prior to the date which is five (5) years following the Cayman Closing Date (the “Termination Date” and, the period from the Cayman Closing Date until and including the Termination Date, the “Earnout Period”) with respect to all of the Earnout Shares, Sponsor hereby agrees to the redesignation and immediate redemption and cancellation of any of its Earnout Shares in accordance with the relevant provisions of the A&R PubCo Charter. In order to effectuate such redesignation, redemption and cancellation in the event that a Release Event has not been achieved by the Termination Date, Sponsor shall promptly deliver its Earnout Shares that have not been subject to a Release Event to PubCo in certificated or book-entry form (at the election of Sponsor) for redesignation, redemption and cancellation by PubCo, and Sponsor shall cease to have any right, title or interest in and to such Earnout Shares.

(c) The share certificates (if any are issued) representing the Earnout Shares shall be stamped or otherwise imprinted with, and each book-entry account evidencing any Earnout Shares must bear, a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER, DIVIDENDS AND OTHER RIGHTS SET FORTH IN SECTION 8 OF THE SPONSOR SUPPORT AGREEMENT, DATED AS OF NOVEMBER 7, 2025, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”), THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AND THE OTHER PARTIES THERETO, AS AMENDED FROM TIME TO TIME. A COPY OF SUCH SPONSOR SUPPORT AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(d) PubCo will cause its transfer agent to remove such legend as promptly as practicable, but in any event within three (3) Business Days, after the written request by Sponsor following a Release Event with respect to such Earnout Shares. Until and unless the Earnout Shares are released to PubCo for redesignation, redemption and cancellation, Sponsor will have full ownership rights to the Earnout Shares, including the right to vote such shares and to receive dividends and distributions paid in cash thereon; provided, however, that Earnout Shares are deemed to include all distributions payable thereon in stock or other non-cash property (“Non-Cash Dividends”), and such Non-Cash Dividends (to the extent attributable to Earnout Shares that are redesignated, redeemed and cancelled pursuant to this Section 8) shall be forfeited by Sponsor in accordance with the terms governing redesignation, redemption and cancellation of Earnout Shares in this Section 8.

(e) Pursuant to, and in accordance with this Agreement, the Earnout Shares shall vest and no longer be subject to redesignation, redemption and cancellation as follows (each, as applicable to the relevant Earnout Shares, a “Release Event”):

(i) 750,000 of the Earnout Shares will vest and no longer be subject to redesignation, redemption and cancellation if the closing price of the PubCo Ordinary Shares (or any common or ordinary equity security that is the successor to the PubCo Ordinary Shares (together with the PubCo Ordinary Shares, the “Public Ordinary Shares”) on the principal exchange on which such securities are then listed or quoted is at or above $12.50 (the “First Price Threshold”) for twenty (20) Trading Days (which need not be consecutive) over a consecutive thirty (30) Trading Day period at any time during the Earnout Period (the “First Earnout Condition”);

(ii) 750,000 of the Earnout Shares will vest and no longer be subject to redesignation, redemption and cancellation if the closing price of the Public Ordinary Shares on the principal exchange on which such securities are then listed or quoted is at or above $15.00 (the “Second Price Threshold” and, together with the First Price Threshold, the “Price Thresholds”) for twenty (20) Trading Days (which need not be consecutive) over a consecutive thirty (30) Trading Day period at any time during the Earnout Period (the “Second Earnout Condition” and, together with the First Earnout Condition, the “Earnout Conditions”);

(iii) if either of the Earnout Conditions shall be satisfied on or prior to the Termination Date, then as promptly as practicable following the achievement of each applicable Price Threshold, but in any event within three (3) Business Days, PubCo shall cause its transfer agent to, upon receipt of written notice from Sponsor and PubCo, certifying that the applicable Price Threshold have been achieved, release the Earnout Shares to Sponsor; and

(iv) if an Early Release Event occurs prior to the Termination Date, then all of the Earnout Shares that have not yet vested will vest and no longer be subject to redesignation, redemption and cancellation or the transfer restrictions in this Section 8, effective immediately prior to the consummation of such Early Release Event.

(f) For purposes of this Agreement, (i) an “Early Release Event” means the occurrence of any of the following: (A) if PubCo is merged, consolidated or reorganized with or into another Person except for any such merger or consolidation in which the PubCo Ordinary Shares outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of the surviving or resulting corporation (or of a parent company thereof); (B) PubCo sells, leases, assigns, transfers, licenses or otherwise disposes of, in one or a series of related transactions, all or substantially all of the assets of PubCo and its Subsidiaries, taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more Subsidiaries of PubCo if substantially all of the assets of PubCo and its Subsidiaries taken as a whole are held by such Subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly-owned subsidiary of PubCo; (C) a Schedule 13D or Schedule 13G report (or any successor schedule form or report), each as promulgated pursuant to the Exchange Act, is filed with the SEC disclosing that any person or group (as the terms “person” and “group” are used in Section 13(d) or Section 14(d) of the Exchange Act and the rules and regulations promulgated thereunder) has become the beneficial owner (as the term “beneficial owner” is defined in Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of a percentage of the outstanding Public Ordinary Shares that represents more than 50% of the voting power of PubCo, provided, that any amendment to a Schedule 13D or Schedule 13G report (or any successor schedule form or report) filed by (1) a person or group which, immediately after the Jersey Closing, beneficially owns a percentage of the outstanding Public Ordinary Shares that represents more than 50% of the voting power of PubCo; or (2) an Affiliate of such person or group described in clause (1) who is a Permitted Transferee of all or any portion of such Public Ordinary Shares, to reflect changes to the allocation of Public Ordinary Shares beneficially owned by the original reporting persons thereunder or their respective Affiliates who are Permitted Transferees of such Public Ordinary Shares shall not be deemed to trigger this clause (C) so long as such original reporting persons and/or their respective Permitted Transferee Affiliates continue to beneficially own more than 50% of the voting power of PubCo in the aggregate; (D) if PubCo shall engage in a “going private” transaction pursuant to Rule 13e-3 under the Exchange Act or otherwise ceases to be subject to reporting obligations under Sections 13 or 15(d) of the Exchange Act; or (E) if PubCo Ordinary Shares or other Public Ordinary Shares shall cease to be listed on a national securities exchange; and (ii) “Trading Day” means any day on which the Public Ordinary Shares are actually traded on the principal exchange on which such securities are then listed or quoted.

(g) The Price Thresholds and the applicable number of Earnout Shares released for each applicable Release Event shall be subject to equitable adjustment for share splits, share dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Public Ordinary Shares after the Cayman Closing and the Jersey Closing, as applicable. For avoidance of doubt, share dividends include the fair market value of any securities or other assets paid or payable by PubCo or any successor public company to holders of Public Ordinary Shares.

9. Lock-Up.

(a) Sponsor hereby agrees that, upon and subject to the Cayman Closing, it shall not Transfer any PubCo Ordinary Shares issued to Sponsor at the Cayman Closing into which the Founder Shares are converted pursuant to Section 3.1(a)(iii) of the BCA (the “Lock-Up Shares”) until the earlier of: (i) the date that is six (6) months from the Cayman Effective Time and (ii) the date on which an Early Release Event (the period beginning on the Cayman Closing Date and ending upon the earlier of clause (i) and (ii) being, the “Lock-Up Period”).

(b) Notwithstanding the foregoing under Section 9(a), Sponsor may Transfer the Lock-Up Shares to (i) a Permitted Transferee, provided such transferee agrees in writing to be bound by the terms of this Section 9, or (ii) grant Liens over such Lock-Up Shares to secure obligations which arise under or in connection with bona fide financial facilities entered into by Sponsor, its Affiliates or any Permitted Transferee, on one hand, and a third-party Lien-holder, on the other hand, for the benefit of Sponsor, its Affiliates or such Permitted Transferee, as applicable, provided, that during the Lock-Up Period, such Lien-holder shall not be permitted to foreclose upon such Lock-Up Shares or otherwise be entitled to enforce its rights or remedies with respect to such Lock-Up Shares, including the right to vote, Transfer or take title to or ownership of such Lock-Up Shares.

(c) The share certificates (if any are issued) representing the Lock-Up Shares shall be stamped or otherwise imprinted with, and each book-entry account evidencing any Lock-Up Shares must bear, a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER, DIVIDENDS AND OTHER RIGHTS SET FORTH IN SECTION 9 OF THE SPONSOR SUPPORT AGREEMENT, DATED AS OF NOVEMBER 7, 2025, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED FROM TIME TO TIME. A COPY OF SUCH SPONSOR SUPPORT AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(d) PubCo will cause its transfer agent to remove such legend as promptly as practicable, but in any event within three (3) Business Days, following the expiration of the Lock-Up Period.

(e) This Section 9 shall supersede Section 7 of the Insider Letter, which Section 7 of the Insider Letter shall be of no further force or effect upon the beginning of the Lock-up Period.

10. Representations and Warranties of Sponsor. Except as set forth in the SEC Reports or in any other report filed by Sponsor with the SEC that are available on the SEC’s website through EDGAR at least two (2) Business Days prior to the date of this Agreement, Sponsor represents and warrants to the Company and to PubCo, as follows:

(a) Authorization. Sponsor is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, and the execution, delivery and performance of this Agreement by Sponsor and the consummation by Sponsor of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Sponsor and no other proceedings on the part of Sponsor or Sponsor’s equityholders are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby except as have been obtained prior to the date of this Agreement. This Agreement has been duly and validly executed and delivered by Sponsor, and assuming the due execution and delivery by the Company, PubCo and SPAC, constitutes the legal, valid and binding obligation of Sponsor, enforceable against Sponsor in accordance with its terms, subject to the Enforceability Exceptions.

(b) Consents and Approvals; No Violations.

(i) The execution, delivery and performance of this Agreement by Sponsor and the consummation by Sponsor of the transactions contemplated hereby do not and will not require any filing or registration with, notification to, or authorization, permit, license, declaration, Governmental Order, Consent of, or other action by or in respect of, any Governmental Authority or Nasdaq on the part of Sponsor.

(ii) The execution, delivery and performance by Sponsor of this Agreement and the consummation by Sponsor of the transactions contemplated by this Agreement do not and will not (A) conflict with or violate any provision of the Governing Documents of Sponsor in any material respect, (B) conflict with or violate any Law applicable to Sponsor or by which any property or asset of Sponsor is bound, (C) require any material consent or notice, or result in any material violation or breach of, or materially conflict with, or constitute (with or without notice or lapse of time or both) a material default (or give rise to any right of purchase, termination, amendment, acceleration or cancellation) under, result in the loss of any material benefit under, or result in the triggering of any material payments pursuant to, any of the terms, conditions or provisions of any Contract to which Sponsor is a party or by which any of Sponsor’s properties or assets are bound or any Law applicable to Sponsor or Sponsor’s properties or assets, or (D) result in the creation of any Lien on any property or asset of Sponsor, except in the case of clauses (B) and (D) above as would not reasonably be expected, either individually or in the aggregate, to impair in any material respect the ability of Sponsor to timely perform its obligations hereunder or consummate the transactions contemplated hereby.

(c) Ownership of Founder Shares and Private Placement Shares. As of the date of this Agreement, (i) Sponsor is the sole record and beneficial owner of the Founder Shares and the Private Placement Shares, free and clear of all Liens (other than Liens arising under applicable securities Laws, this Agreement and the Insider Letter), (ii) Sponsor has the sole voting power with respect to the Founder Shares and the Private Placement Shares, (iii) Sponsor has not entered into any voting agreement (other than this Agreement and the Insider Letter) with or granted any Person any proxy (revocable or irrevocable) with respect to the Founder Shares and the Private Placement Shares, (iv) there is no limitation on Sponsor’s ability to sell or otherwise dispose of the Founder Shares and the Private Placement Shares other than restrictions arising under applicable securities Laws, this Agreement and the Insider Letter, (v) the Founder Shares and the Private Placement Shares are the only equity securities in SPAC owned of record by Sponsor and (vi) neither Sponsor nor its Affiliates hold or own any rights to acquire (directly or indirectly) any equity securities of SPAC or any equity securities convertible into, or which can be exchanged for, equity securities of SPAC, other than as set forth in this Agreement or the Sponsor Working Capital Note, the Sponsor Trust Contribution Note or as described in the SEC Reports.

(d) Contracts with SPAC. Except for (i) the Contracts described in Section 6(c) or otherwise disclosed in the SPAC Disclosure Letter and (ii) any Contract filed as an exhibit to a form, report, schedule, statement or other document that is publicly filed with the SEC at least two (2) Business Days prior to the date of this Agreement, none of Sponsor or any of the controlled Affiliates of Sponsor is a party to, or has any rights with respect to or arising from, any Contract with SPAC.

(e) Litigation. There is no Action pending, or, to the Knowledge of Sponsor, threatened Action against Sponsor, or, to the Knowledge of Sponsor, any of its directors, managers, officers or employees (in their capacity as such) or otherwise affecting Sponsor or its assets, including any condemnation or similar proceeding, nor is any Governmental Order outstanding against or involving Sponsor, whether at law or in equity, before or by any Governmental Authority, which would reasonably be expected to have a Material Adverse Effect (as defined below) on Sponsor. There is no unsatisfied judgment or open injunction binding upon Sponsor that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sponsor. There is no Action that Sponsor has pending against any other Person. Sponsor is not subject to any Governmental Orders of any Governmental Authority, nor are any such Governmental Orders pending. For the purposes of this Agreement, (i) “Knowledge” of Sponsor shall have the meaning ascribed thereto in clause (c) of such definition under the BCA, applied to Sponsor as if it had been a Party thereunder; and (ii) a “Material Adverse Effect” shall mean a SPAC Material Adverse Effect as applied to Sponsor, this Agreement and the Transactions contemplated hereby, in each case, mutatis mutandis.

(f) Finders and Brokers. Except as set forth on Section 5.15 of the SPAC Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission from Sponsor, SPAC, the Company or PubCo, or any of their respective Affiliates, in connection with the Transactions based upon arrangements made by or on behalf of Sponsor or any of its Affiliates.

(g) Acknowledgment. Sponsor understands and acknowledges that each of SPAC, the Company and PubCo is entering into the BCA in reliance upon Sponsor’s execution and delivery of this Agreement.

(h) Intended Tax Treatment. Sponsor has not taken, or agreed to take, any action not contemplated by the BCA and/or any Ancillary Documents that could reasonably be expected to prevent, impair or impede the Intended Tax Treatment. To the Knowledge of Sponsor, there are no facts or circumstances that could reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

11. Further Assurances. Sponsor hereby agrees that it shall (a) execute and deliver, or cause to be executed and delivered, such Ancillary Documents as may be necessary to satisfy any condition to consummate the Transactions under the BCA, in substantially the form previously provided to Sponsor as of the date of this Agreement, (b) undertake commercially reasonable efforts to (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and (ii) take, or cause to be taken, such actions, and do, or cause to be done, and assist and cooperate with the other parties in doing such things, within the reasonable control of Sponsor and that do not impose any cost, liability or obligation on Sponsor (or result in a waiver or loss of any rights of Sponsor), in each case, as are reasonably necessary for the purpose of effectively carrying out the Transactions.

12. Other Covenants.

(a) Binding Effect of the BCA. Sponsor hereby agrees to be bound by and comply with Sections 8.15 (Public Announcements), 8.16 (Confidential Information) and 8.24 (No Solicitation) of the BCA (and any relevant definitions contained in any such Sections of the BCA) as if Sponsor was an original signatory to the BCA with respect to such provisions to the same extent as such provisions apply to SPAC.

(b) Disclosure. Sponsor hereby authorizes PubCo and SPAC to publish and disclose in any announcement or disclosure, in each case, required by the SEC or Nasdaq, as applicable (including all documents and schedules filed with the SEC in connection with the foregoing, including the Proxy/Registration Statement), Sponsor’s identity and ownership of the SPAC Ordinary Shares and the nature of Sponsor’s commitments and agreements under this Agreement, the BCA, the Ancillary Documents and any other agreements to the extent such disclosure is required by applicable securities Laws, the SEC or Nasdaq, as applicable; provided that the content of any such disclosure shall require the prior written consent of Sponsor (not to be unreasonably withheld, delayed or conditioned); provided, further, that nothing contained herein shall prevent PubCo or SPAC from making any public announcements or disclosures with respect to Sponsor containing information that has already been made public by the parties in compliance with this Section 12(b).

13. Waiver of Dissenters’ Rights. Sponsor hereby irrevocably waives, and agrees not to exercise or assert, any dissenters’ rights under Section 238 of the Cayman Companies Act and any other similar statute in connection with the Cayman Merger and the BCA.

14. General.

(a) Termination. This Agreement shall terminate on the earliest to occur of (i) mutual agreement signed in writing by each of the parties hereto, (ii) upon any amendment or modification of the BCA or any Ancillary Document without the prior written consent of Sponsor that adversely affects Sponsor relative to any other SPAC Shareholder in any material respect, including any reduction or change in the Per Share Cayman Merger Consideration under the BCA and (iii) automatically at such time that none of the Earnout Shares remain subject to the terms and conditions of Section 8 and (iv) at such time, if any, as the BCA is terminated in accordance with its terms prior to the Cayman Closing, and upon such termination this Agreement shall be null and void and of no effect whatsoever, and the parties hereto shall have no obligations under this Agreement; provided, however, that no termination of this Agreement shall relieve or release a party from any obligations or liabilities for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such party, in either case, prior to termination of this Agreement. Notwithstanding the foregoing, Sections 2, 4, 5, 6, 11 and this Section 14 shall survive any termination of this Agreement pursuant to clause (i) of the immediately preceding sentence in accordance with their terms.

(b) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by email during normal business hours, (iii) by overnight courier service, or (iv) after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, and otherwise on the next Business Day, addressed as follows (or at such other address for a party as shall be specified by like notice):

if to SPAC (prior to the Cayman Closing), to it at:

Cantor Equity Partners III, Inc.
110 East 59th Street New York, NY 10022
Attention:	Chief Executive Officer
Email:	CantorEquityPartners@cantor.com

if to Sponsor, to it at:

Cantor EP Holdings III, LLC
110 East 59th Street New York, NY 10022
Attention:	Chief Executive Officer
Email:	CantorEquityPartners@cantor.com

if to the Company, PubCo or, after the Cayman Closing, SPAC, to it at:

c/o AIR Limited Festival Office Tower Dubai, PO Box 117613 United Arab Emirates
Attention:	Mary-Ann Orr and Ronan Barry
Email:

(c) Entire Agreement. This Agreement (together with the other Ancillary Documents, the BCA and each of the other documents and the instruments referred to herein, to the extent incorporated herein) constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and thereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or thereof.

(d) Waiver of Claims Against Trust; Governing Law; Jurisdiction; Specific Performance. Sections 12.1, 13.4 and 13.6 of the BCA shall apply to this Agreement mutatis mutandis.

(e) Remedies. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of any rights or remedies otherwise available.

(f) Amendments and Waivers. This Agreement may be amended or modified only with the written consent of SPAC, the Company, PubCo and Sponsor. The observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the party against whom enforcement of such waiver is sought. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(g) Severability. If any provision of this Agreement is held invalid, illegal or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid, illegal or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

(h) Assignment. No party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties; provided, that in the event that Sponsor transfers any of the Founder Shares or the Private Placement Shares to any Permitted Transferee, Sponsor shall, by providing notice to SPAC and the Company prior to such transfer, transfer its rights and obligations under this Agreement with respect to such Founder Shares and/or Private Placement Shares to such Permitted Transferee so long as such Permitted Transferee (other than a Permitted Transferee pursuant to Section 7(c)(vi) of the Insider Letter) agrees in writing to be bound by the terms and conditions of this Agreement. Any purported assignment in violation of this Section 14(h) shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Agreement shall be binding on the undersigned and their respective successors and permitted assigns.

(i) Costs and Expenses. Subject to Section 11.3 of the BCA, each party hereto will pay its own costs and expenses (including legal, accounting and other fees) relating to the negotiation, execution, delivery and performance of this Agreement.

(j) No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. Without in any way limiting the rights or obligations of any party hereto under this Agreement, prior to the Cayman Closing, (i) no party shall have the power by virtue of this Agreement to control the activities and operations of any other and (ii) no party shall have any power or authority by virtue of this Agreement to bind or commit any other party. No party shall hold itself out as having any authority or relationship in contravention of this Section 14(j).

(k) Capacity as Shareholder. Sponsor signs this Agreement solely in its capacity as a shareholder of SPAC, and not in its capacity as a director (including “director by deputization”), officer or employee of SPAC, if applicable. Nothing herein shall be construed to (i) restrict, limit, prohibit or affect any actions or inactions by Sponsor or any representative of Sponsor, as applicable, serving in the capacity of a director or officer of SPAC, acting in such Person’s capacity as a director or officer of SPAC (it being understood and agreed that the BCA contains provisions that govern the actions or inactions by the directors and officers of SPAC with respect to the Transactions) or (ii) prohibit, limit or restrict the exercise of any fiduciary duties as director or officer of SPAC that is otherwise permitted by, and done in compliance with, the terms of the BCA (and in each case of clauses (i) and (ii), without limiting Sponsor’s obligations hereunder in its capacity as a shareholder of SPAC).

(l) Affiliates. In this Agreement, the term “Affiliates,” when used with respect to a particular Person, means any other Person directly or indirectly controlling, controlled by or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made, whether through one or more intermediaries or otherwise, and the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise. Notwithstanding the foregoing, (i) Affiliates of Sponsor shall only include Cantor Fitzgerald & Co. and Persons directly or indirectly controlled by Cantor Fitzgerald & Co., and Sponsor and SPAC (and each of their respective Affiliates) shall be deemed not to be Affiliates of each other for purposes of this Agreement and (ii) no private investment fund (or similar vehicle) or business development company, or any other investment account, fund, vehicle or other client advised or sub-advised by Sponsor or by Sponsor’s Affiliates or any portfolio companies thereof shall be deemed to be an Affiliate of Sponsor, except to the extent any such Person is expressly requested or directed by Sponsor to take any action which would constitute a breach of this Agreement if taken by Sponsor, and such Person actually takes such prohibited action (it being understood and agreed that this Agreement shall not otherwise apply to, or be binding on, any Persons described in this clause (ii)).

(m) No Recourse. Neither SPAC nor any of the past, present or future SPAC Shareholders (other than Sponsor or any Permitted Transferee thereof), nor any director, officer, employee, member, partner, shareholder or other owner (whether direct or indirect), Affiliate, agent, attorney or representative of Sponsor, shall have any obligation or liability for the obligations or liabilities of Sponsor under this Agreement. Without limiting the foregoing, this Agreement may only be enforced against the persons or entities that have executed and delivered a counterpart to this Agreement.

(n) Headings; Interpretation. The headings and subheadings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) the term “including” (and with correlative meaning “include”) shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “hereof,” “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; (iv) the term “or” means “and/or”; (v) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends, and such phrase shall not simply mean “if”; and (vi) references to “written” or “in writing” include in electronic form. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(o) Counterparts. This Agreement may be executed in two or more counterparts, and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document, but all of which together shall constitute one and the same instrument. Copies of executed counterparts of this Agreement transmitted by electronic transmission (including by email or in .pdf format) or facsimile as well as electronically or digitally executed counterparts (such as DocuSign) shall have the same legal effect as original signatures and shall be considered original executed counterparts of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Sponsor Support Agreement as of the date first written above.

SPONSOR:

CANTOR EP HOLDINGS III, LLC

By:	/s/ Brandon Lutnick
Name:	Brandon Lutnick
Title:	Chief Executive Officer

SPAC:

CANTOR EQUITY PARTNERS III, INC.

By:	/s/ Brandon Lutnick
Name:	Brandon Lutnick
Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Sponsor Support Agreement as of the date first written above.

COMPANY:

AIR LIMITED

By:	/s/ Tamir Saeed
Name:	Tamir Saeed
Title:	Director

PUBCO:

AIR HOLDINGS LIMITED

By:	/s/ Mary-Ann Orr
Name:	Mary-Ann Orr
Title:	Director

[Signature Page to Sponsor Support Agreement]

Annex C

SHAREHOLDER SUPPORT AGREEMENT

This SHAREHOLDER SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of November 7, 2025, by and among Cantor Equity Partners III, Inc., a Cayman Islands exempted company (“SPAC”), AIR Holdings Limited, a private limited company incorporated under the laws of Jersey (“PubCo”), AIR Limited, a private limited company organized under the laws of Jersey (the “Company”), and the remainder of the undersigned (each such person, a “Shareholder” and collectively the “Shareholders”). Capitalized terms used but not defined herein have the meanings assigned to them in the Business Combination Agreement by and among SPAC, the Company, PubCo, Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company (“Cayman Merger Sub”), and Genesis Jersey Merger Sub Limited, a private limited company organized under the laws of Jersey (“Jersey Merger Sub”), dated as of the date hereof (as may be amended from time to time, the “BCA”).

WHEREAS, as of the date of this Agreement, each Shareholder owns the number and class(es) of Company Ordinary Shares, par value $19.7456 per share, set forth next to the name of such Shareholder on such Shareholder’s signature page to this Agreement (collectively, together with all other securities of the Company that such Shareholder purchases or otherwise acquires beneficial or record ownership of or becomes entitled to vote during the Restricted Period (as defined below), including by reason of any share subdivision, share dividend, distribution, reclassification, recapitalization, conversion or other transaction, or pursuant to the vesting of restricted share units or the exercise of options or warrants to purchase such shares or rights, the “Shareholder Shares”);

WHEREAS, the Company Board has approved this Agreement and the execution, delivery and performance thereof by the parties hereto;

WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC, PubCo, Cayman Merger Sub, Jersey Merger Sub and the Company are entering into the BCA, which provides for, among other things, the merger of Cayman Merger Sub with and into SPAC (the “Cayman Merger”) (with SPAC surviving such merger as a wholly-owned subsidiary of PubCo), and the merger of Jersey Merger Sub with and into the Company (the “Jersey Merger,” and together with the Cayman Merger, the “Mergers”) (with the Company surviving such merger as a wholly-owned subsidiary of PubCo), in each case, upon the terms and subject to the conditions set forth therein (collectively, the “Mergers”);

WHEREAS, obtaining the Special Written Resolution is a condition precedent to the consummation of the Jersey Merger; and

WHEREAS, as a condition and inducement to SPAC’s willingness to enter into the BCA, SPAC has required certain Key Company Shareholders to enter into this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and subject to the conditions set forth herein, the parties hereto agree as follows:

Section 1 Covenants of the Shareholders. During the period beginning on the date of this Agreement and ending on the earlier of (i) the Jersey Closing and (ii) at such time, if any, as the BCA is validly terminated in accordance with its terms prior to the Cayman Closing (such period, the “Restricted Period,” and the earlier of clause (i) and (ii), the “Expiration Time”), each Shareholder, severally and not jointly, hereby agrees:

(a) At any meeting of the Company Shareholders, however called, or at any adjournment or postponement thereof, or in any other circumstance in which the vote, consent or other approval of the Company Shareholders is sought, such Shareholder shall (i) if a meeting is held, appear at each such meeting (in person or by proxy) or otherwise cause all of the Shareholder Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written resolution (or cause a written resolution to be executed and delivered) covering, all of the Shareholder Shares against (other than pursuant to, or in furtherance of, the Jersey Merger and the other Transactions) (A) any action, proposal, transaction or agreement that is intended or that would reasonably be expected to (1) frustrate the purposes of, impede, hinder, interfere with, prevent or delay the consummation of, or otherwise adversely affect, the Jersey Merger, or any of the other Transactions, the BCA or any of the other agreements related to the Jersey Merger (including the Ancillary Documents to which any AIR Company is a party), (2) result in a breach in any material respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the BCA or any Ancillary Document, (3) result in any of the conditions in respect of obligations of the Company or the Parties set forth in Article X of the BCA not being fulfilled, (4) change in any manner the capitalization of, including the voting rights of any class of share capital of, the Company (other than in connection with the Company Approval Matters), other than such changes that are both (i) as permitted under the BCA and (ii) in accordance with Governing Documents of the Company or (5) amend, change, revoke or otherwise impair the effectiveness of the Special Written Resolution or the approval and adoption of the Company Approval Matters contemplated thereby (or permit any of the foregoing to occur); and (B) any Company Acquisition Proposal or Alternative Transaction.

(b) For the avoidance of doubt, in the event that (i) any Shareholder Shares are issued to any Shareholder after the date of this Agreement pursuant to any share dividend, share subdivision, recapitalization, reclassification, combination or exchange of Shareholder Shares of, on or affecting the Shareholder Shares owned by such Shareholder or otherwise, (ii) such Shareholder purchases or otherwise acquires beneficial ownership of any Shareholder Shares after the date of this Agreement, or (iii) such Shareholder acquires the right to vote or share in the voting of any Shareholder Shares after the date of this Agreement (such Company Ordinary Shares or other equity securities of the Company, collectively the “New Securities”), then such New Securities acquired or purchased by such Shareholder shall constitute Shareholder Shares and shall be subject to the terms of this Agreement (including with respect to the voting requirements set forth in Section 1(a)) to the same extent as if they constituted Shareholder Shares owned by such Shareholder as of the date of this Agreement.

(c) During the Restricted Period, without the prior written consent of SPAC, such Shareholder shall not agree to modify or amend, or permit any modification or amendment to, the Shareholders’ Agreement.

Section 2 Representations and Warranties of the Shareholders. Each Shareholder represents and warrants to SPAC, severally solely as to such Shareholder and not jointly, as follows:

2.1 Authorization. If such Shareholder is an individual, such Shareholder has all requisite capacity to execute and deliver this Agreement, to perform such Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby. If such Shareholder is not an individual, such Shareholder (a) is a corporation, partnership, limited liability company, trust or other entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of its jurisdiction of incorporation or organization, (b) has all requisite power and authority to execute and deliver this Agreement, to perform such Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby, and (c) the execution, delivery and performance of this Agreement by such Shareholder and the consummation by such Shareholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of such Shareholder and no other proceedings on the part of any such Shareholder or such Shareholder’s equityholders are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby except as have been obtained prior to the date of this Agreement. This Agreement has been duly and validly executed and delivered by such Shareholder and, assuming the due execution and delivery by SPAC and the Company, constitutes the legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except as may be limited by the Enforceability Exceptions.

2.2 Consents and Approvals; No Violations.

(a) The execution, delivery and performance of this Agreement by such Shareholder and the consummation by such Shareholder of the transactions contemplated hereby do not and will not require any filing or registration with, notification to, or authorization, permit, license, declaration, Governmental Order, consent or approval of, or other action by or in respect of, any Governmental Authority or Nasdaq on the part of such Shareholder.

(b) The execution, delivery and performance by such Shareholder of this Agreement and the consummation by such Shareholder of the transactions contemplated by this Agreement do not and will not (i) conflict with or violate any provision of the Governing Documents of such Shareholder if such Shareholder is not an individual, (ii) conflict with or violate, in any respect, any Law applicable to such Shareholder or by which any property or asset of such Shareholder is bound, (iii) require any consent or notice, or result in any violation or breach of, or conflict with, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of purchase, termination, amendment, acceleration or cancellation) under, result in the loss of any benefit under, or result in the triggering of any payments (including any right of acceleration of any royalties, fees, profit participations or other payments to any Person) pursuant to, any of the terms, conditions or provisions of any Contract to which such Shareholder is a party or by which any of such Shareholder’s properties or assets are bound or any Governmental Order or Law applicable to such Shareholder or such Shareholder’s properties or assets, or (iv) result in the creation of a Lien on any property or asset of such Shareholder, except in the case of clauses (ii) and (iv) above as would not reasonably be expected, either individually or in the aggregate, to impair in any material respect the ability of such Shareholder to timely perform its obligations hereunder or consummate the transactions contemplated hereby.

2.3 Ownership of Shareholder Shares. Such Shareholder (a) is the sole record and beneficial owner of all of the Shareholder Shares listed next to the name of such Shareholder on such Shareholder’s signature page to this Agreement, free and clear of all Liens (other than Liens arising under applicable securities Laws), (b) has the sole voting power with respect to such Shareholder Shares and (c) has not entered into any voting agreement (other than this Agreement) with or granted any Person any proxy (revocable or irrevocable) with respect to such Shareholder Shares (other than this Agreement). Except as set forth on such Shareholder’s signature page to this Agreement, neither such Shareholder nor any family member of such Shareholder (if such Shareholder is an individual) nor any of the Affiliates of such Shareholder or of such family member of such Shareholder (or any trusts for the benefit of any of the foregoing) owns, of record or beneficially, or has the right to acquire any securities of the Company. Immediately prior to the closing of the Jersey Merger, such Shareholder (or such Shareholder’s Permitted Transferee (as defined below) who has entered into a Joinder (as defined below)) will be the sole record and beneficial owner of all of the Shareholder Shares listed next to the name of such Shareholder on such Shareholder’s signature page to this Agreement, free and clear of all Liens (other than Liens arising under applicable securities Laws).

2.4 Contracts with the Company. Except for (a) the Contracts described in Section 1(c), (b) any Contract listed in Section 7.12(a)(xi) of the Company Disclosure Letter and (c) any Contract pursuant to which such Shareholder purchased or received any Shareholder Shares or Company Options which was shared with SPAC in the Company’s virtual data room for the Mergers and the Transactions, neither such Shareholder nor any family member of such Shareholder (if such Shareholder is an individual) nor any of the controlled Affiliates of such Shareholder or of such family member of such Shareholder is a party to any Contract with any AIR Company.

2.5 Independent Advice. Such Shareholder has received a copy of and has reviewed the BCA and has had an opportunity to discuss such agreement and this Agreement with legal, financial and tax advisors of his, her or its own choosing, and has had the opportunity to review such information regarding the Company, the Mergers and the Transactions as such Shareholder deems relevant or appropriate.

2.6 Intended Tax Treatment. Each Shareholder has not taken, or agreed to take, any action not contemplated by the BCA and/or any Ancillary Documents that could reasonably be expected to prevent, impair or impede the Intended Tax Treatment. To the Knowledge of such Shareholder, there are no facts or circumstances that could reasonably be expected to prevent, impair or impede the Intended Tax Treatment. For the purposes of this Agreement, “Knowledge” of a Shareholder shall have the meaning ascribed thereto in clause (c) of such definition under the BCA, applied to such Shareholder as if it, he or she had been a Party thereunder, mutatis mutandis.

Section 3 No Transfers.

(a) Each Shareholder hereby agrees not to, during the Restricted Period, Transfer (as defined below), or cause to be Transferred, any Shareholder Shares or Company Options owned of record or beneficially by such Shareholder, or any voting rights with respect thereto (“Subject Securities”), or enter into any Contract with respect to conducting any such Transfer. Each Shareholder hereby authorizes SPAC to direct the Company to impose stop, transfer or similar orders to prevent the Transfer of any Subject Securities on the books of the Company in violation of this Agreement. Any Transfer or attempted Transfer of any Subject Securities in violation of any provision of this Agreement shall be void ab initio and of no force or effect.

(b) “Transfer” means (i) any direct or indirect sale, tender pursuant to a tender or exchange offer, assignment, encumbrance, disposition, pledge, hypothecation, gift or other transfer (by operation of law or otherwise), either voluntary or involuntary, of any share capital, options or warrants or any interest (including any beneficial ownership interest) in any share capital, options or warrants (including the right or power to vote any share capital) or (ii) in respect of any share capital, options or warrants or interest (including any beneficial ownership interest) in any share capital, options or warrants to directly or indirectly enter into any swap, derivative or other agreement, transaction or series of transactions, in each case, referred to in this clause (ii) that has an exercise or conversion privilege or a settlement or payment mechanism determined with reference to, or derived from the value of, such share capital, options or warrants and that hedges or transfers, in whole or in part, directly or indirectly, the economic consequences of such share capital, options or warrants or interest (including any beneficial ownership interest) in such share capital, options or warrants whether any such transaction, swap, derivative or series of transactions is to be settled by delivery of securities, in cash or otherwise. A “Transfer” shall not include the transfer of Subject Securities by a Shareholder (A) to the Company’s officers or directors, any current or future affiliate or family member of any of the Company’s officers or directors or any current or future affiliate of the Shareholder or to any member(s), officers, directors or employees of the Shareholder or any of its current or future affiliates, or as a gift to a charitable organization; (B) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, or any current or future affiliate of such individual; (C) to a charitable organization; (D) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (E) in the case of an individual, pursuant to a qualified domestic relations order or (F) in connection with the granting of any Liens over any such Subject Securities to secure obligations which arise under or in connection with bona fide financial facilities entered into by such Shareholder or its Affiliates, on the one hand, and a third-party lender, on the other hand, for the benefit of such Shareholder or its Affiliates, as applicable; provided, however, that during the Restricted Period, such Lien-holder shall not be permitted to foreclose upon such Subject Securities or otherwise be entitled to enforce its rights or remedies with respect to such Subject Securities, including the right to vote, Transfer or take title to or ownership of such Subject Securities (each such transferee a “Permitted Transferee” and each such transfer, a “Permitted Transfer”). As a condition to any Permitted Transfer, the applicable Permitted Transferee shall be required to become a party to this Agreement by signing a joinder agreement hereto and thereto in form and substance reasonably satisfactory to SPAC (each a “Joinder”). References to “the parties hereto” and similar references shall be deemed to include any later party signing a Joinder.

(c) Each Shareholder hereby agrees not to, and not to permit any Person under such Shareholder’s control to deposit any of such Shareholder’s Shareholder Shares in a voting trust or subject any of the Shareholder Shares owned beneficially or of record by such Shareholder to any arrangement with respect to the voting of such Shareholder Shares other than agreements entered into with SPAC.

Section 4 Waiver and Release of Claims. Each Shareholder covenants and agrees, severally with respect to such Shareholder only and not with respect to any other Shareholder, as follows:

(a) Subject to and conditioned upon Cayman Closing and the Jersey Closing, effective as of the Jersey Closing (and subject to the limitations set forth in paragraph (c) below), each Shareholder, on behalf of such Shareholder and his, her or its controlled Affiliates and his, her or its respective successors, assigns, representatives, administrators, executors and agents, and any other Person claiming by, through or under any of the foregoing, does hereby unconditionally and irrevocably release, waive and forever discharge each of the AIR Companies, PubCo, SPAC, Cayman Merger Sub, Jersey Merger Sub and Sponsor, and each of their respective past and present directors, officers, employees, agents, predecessors, successors, assigns, Subsidiaries and Affiliates, from any and all past or present claims, demands, damages, judgments, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, arising directly or indirectly from any act, omission, event or transaction occurring (or any circumstances existing) at or prior to the Jersey Closing (each a “Claim” and, collectively, the “Claims”), including any and all Claims arising out of or relating to (i) such Shareholder’s capacity as a current or former shareholder, officer or director, manager, employee or agent of the Company or any of its predecessors or Affiliates (or his, her or its capacity as a current or former trustee, director, officer, manager, employee or agent of any other entity in which capacity he, she or it is or was serving at the request of the Company or any of its Subsidiaries), or (ii) any Contract with the Company or any of its Subsidiaries entered into or established prior to the Jersey Closing, including any voting agreement, investors’ rights agreement, right of first refusal and co-sale agreement, management rights letter, or similar shareholders agreements or side letters, or equity purchase agreements, provided, however, that the release, waiver and discharge by such Shareholder’s Affiliates is limited to Claims that arise from the Transactions.

(b) Each Shareholder acknowledges that he, she or it may hereafter discover facts in addition to or different from those which he, she or it now knows or believes to be true with respect to the subject matter of this Agreement, and that he, she or it may hereafter come to have a different understanding of the Law that may apply to potential claims which he, she or it is releasing hereunder, but he, she or it affirms that, except as is otherwise specifically provided herein, it is his, her or its intention to fully, finally and forever settle and release any and all Claims. In furtherance of this intention, each of the Shareholders acknowledges that the releases contained herein shall be and remain in effect as full and complete general releases notwithstanding the discovery or existence of any such additional facts or different understandings of Law.

(c) Notwithstanding the foregoing provisions of this Section 4 or anything to the contrary set forth herein, no Shareholder or any of his, her or its Affiliates releases or discharges, and each Shareholder expressly does not release or discharge, any Claims: (i) that arise under or are based upon the terms of the BCA, any of the Ancillary Documents, any letter of transmittal or any other document, certificate or Contract executed or delivered in connection with the BCA; or (ii) for indemnification, contribution, set-off, reimbursement or similar rights pursuant to any indemnification agreement or Governing Documents of the Company or any of its Subsidiaries with respect to such Shareholder, any of his, her or its Affiliates or their respective designated members of the boards of directors of the Company or any of its Subsidiaries solely to the extent set forth in Section 8.18 of the BCA.

(d) Notwithstanding the foregoing provisions of this Section 4, nothing contained in this Agreement shall be construed as an admission by any party hereto of any liability of any kind to any other party hereto.

Section 5 Further Assurances. Each Shareholder hereby agrees that he, she or it shall, at the sole cost and expense of the Company, from time to time, (a) execute and deliver, or cause to be executed and delivered, such Ancillary Documents as may be necessary to satisfy any condition to consummate the Transactions under the BCA, in substantially the form previously provided to such Shareholder as of the date of this Agreement, (b) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments (including to amend the Company Memorandum) and (c) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing all things within the reasonable control of such Shareholder and that do not impose any cost, liability or obligation on such Shareholder (or result in a waiver or loss of any rights of such Shareholder), in each case, as another party hereto may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the BCA (in substantially the form previously provided to the Shareholder as of the date of this Agreement), including the Jersey Merger.

Section 6 Other Covenants.

6.1 Binding Effect of the BCA. Each Shareholder hereby agrees to be bound by and comply with Sections 8.15 (Public Announcements), 8.16 (Confidential Information) and 8.24 (No Solicitation) of the BCA (and any relevant definitions contained in any such Sections of the BCA) as if such Shareholder was an original signatory to the BCA with respect to such provisions to the same extent as such provisions apply to the Company.

6.2 Disclosure. Each Shareholder hereby authorizes PubCo and SPAC to publish and disclose in any announcement or disclosure, in each case, required by the SEC or Nasdaq as applicable (including all documents and schedules filed with the SEC in connection with the foregoing, including the Proxy/Registration Statement), such Shareholder’s identity and ownership of the Shareholder Shares and the nature of such Shareholder’s commitments and agreements under this Agreement, the BCA, the Ancillary Documents and any other agreements to the extent such disclosure is required by applicable securities Laws, the SEC or Nasdaq, as applicable; provided that the content of any such disclosure shall require the prior written consent of such Shareholder (not to be unreasonably withheld, delayed or conditioned); provided, further, that nothing contained herein shall prevent PubCo or

SPAC from making any public announcements or disclosures with respect to such Shareholder to containing information that has already been made public by the parties in compliance with this Section 6.2.

Section 7 Waiver of Objectors’ Rights. Each Shareholder hereby irrevocably waives, and agrees not to exercise or assert, any rights to seek appraisal, rights of objection or any similar rights in connection with the BCA, the Jersey Merger and the Transactions.

Section 8 General.

8.1 Termination. This Agreement shall terminate on the earliest to occur of (i) mutual agreement signed in writing by each of the parties hereto, (ii) as to any Shareholder, upon any amendment or modification of the BCA or any Ancillary Document without the prior written consent of such Shareholder that adversely affects such Shareholder relative to any other Shareholder in any material respect, including any reduction or change in the Per Share Jersey Merger Consideration under the BCA and (iii) at the Expiration Time, and upon such termination, this Agreement shall be null and void and of no effect whatsoever, and the parties hereto shall have no obligations under this Agreement; provided, however, that no termination of this Agreement shall relieve or release a party from any obligations or liabilities for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such party, in either case, prior to termination of this Agreement. Notwithstanding the foregoing, Section 4, Section 5, Section 6 and this Section 8 and any corresponding definitions thereto shall survive any termination of this Agreement resulting from the consummation of the Jersey Closing.

8.2 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by email during normal business hours, (iii) by overnight courier service, or (iv) after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, and otherwise on the next Business Day, addressed as follows (or at such other address for a party as shall be specified by like notice):

If to SPAC:

Cantor Equity Partners III, Inc.
110 East 59th Street New York, NY 10022
Attn:	Chief Executive Officer
Email:	CantorEquityPartners@cantor.com

with a copy to (which will not constitute notice):

DLA Piper LLP (US)
1251 Avenue of the Americas, 27th Floor New York, NY 10020-1104
Attn:	Stephen P. Alicanti
Sidney Burke

Email:

If to PubCo or the Company:

c/o AIR Limited Festival Office Tower Dubai, PO Box 117613 United Arab Emirates
Attn:	Mary-Ann Orr and Ronan Barry

Email:

with a copy to (which shall not constitute notice):

Latham & Watkins (London) LLP 99 Bishopsgate London EC2M 3XF United Kingdom
Attn:	Jennifer M. Engelhardt
Ryan Maierson

Email:

If to the Shareholders:

To the address for such Shareholder as set forth on such Shareholder’s signature page to this Agreement.

8.3 Entire Agreement. This Agreement (together with the other Ancillary Documents, the BCA and each of the other documents and the instruments referred to herein, to the extent incorporated herein) constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and thereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or thereof.

8.4 Waiver of Claims Against Trust; Governing Law; Jurisdiction; Specific Performance. Sections 12.1, 13.4 and 13.6 of the BCA shall apply to this Agreement mutatis mutandis.

8.5 Remedies. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of any rights or remedies otherwise available.

8.6 Amendments and Waivers. This Agreement may be amended or modified only with the written consent of SPAC, the Company, PubCo and each Shareholder. The observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the party against whom enforcement of such waiver is sought. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

8.7 Severability. If any provision of this Agreement is held invalid, illegal or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid, illegal or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

8.8 Assignment. No party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties; provided, that in the event that a Shareholder Transfers any of his, her or its Shareholder Shares to any Permitted Transferee, such Shareholder shall, by providing notice to SPAC and the Company prior to such Transfer, Transfer his, her or its rights and obligations under this Agreement with respect to such Shareholder Shares to such Permitted Transferee so long as such Permitted Transferee enters into a Joinder Agreement. Any purported assignment in violation of this Section 8.8 shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Agreement shall be binding on the undersigned and their respective successors and permitted assigns.

8.9 Costs and Expenses. Subject to Section 11.3 of the BCA, each party hereto will pay his, her or its own costs and expenses (including legal, accounting and other fees) relating to the negotiation, execution, delivery and performance of this Agreement.

8.10 No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. Without in any way limiting the rights or obligations of any party hereto under this Agreement, prior to the Jersey Closing, (i) no party shall have the power by virtue of this Agreement to control the activities and operations of any other; and (ii) except as otherwise set forth in Section 8.6, no party shall have any power or authority by virtue of this Agreement to bind or commit any other party. No party shall hold itself out as having any authority or relationship in contravention of this Section 8.10.

8.11 Capacity as Shareholder. Each Shareholder signs this Agreement solely in his, her or its capacity as a shareholder of the Company, and not in his, her or its capacity as a director (including “director by deputization”), officer or employee of the Company, if applicable. Nothing herein shall be construed to (i) restrict, limit, prohibit or affect any actions or inactions by such Shareholder or any Representative of such Shareholder, as applicable, serving in the capacity of a director or officer of the Company, acting in such Person’s capacity as a director or officer of the Company (it being understood and agreed that the BCA contains provisions that govern the actions or inactions by the directors and officers of the Company with respect to the Transactions) or (ii) prohibit, limit or restrict the exercise of any fiduciary duties as director or officer of the Company that is otherwise permitted by, and done in compliance with, the terms of the BCA (and in each case of clauses (i) and (ii), without limiting such Shareholder’s obligations hereunder in his, her or its capacity as a Shareholder).

8.12 No Recourse. Notwithstanding anything herein to the contrary, the obligations of the Shareholders hereunder are several and not joint, and no Shareholder shall be responsible for the actions or inactions of any other Shareholder. Neither the Company nor any of its Subsidiaries, nor any of the past, present or future Company Shareholders (other than the Shareholders party hereto), nor any director, officer, employee, member, partner, shareholder or other owner (whether direct or indirect), Affiliate, agent, attorney or representative of any Company Shareholder, shall have any obligation or liability for the obligations or liabilities of any Shareholder under this Agreement. Without limiting the foregoing, this Agreement may only be enforced against the persons or entities that have executed and delivered a counterpart to this Agreement.

8.13 Headings; Interpretation. The headings and subheadings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) the term “including” (and with correlative meaning “include”) shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “hereof,” “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; (iv) the term “or” means “and/or”; (v) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends, and such phrase shall not simply mean “if”; and (vi) references to “written” or “in writing” include in electronic form. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

8.14 Counterparts. This Agreement may be executed in two or more counterparts, and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document, but all of which together shall constitute one and the same instrument. Copies of executed counterparts of this Agreement transmitted by electronic transmission (including by email or in .pdf format) or facsimile as well as electronically or digitally executed counterparts (such as DocuSign) shall have the same legal effect as original signatures and shall be considered original executed counterparts of this Agreement.

[The next page is the signature page]

IN WITNESS WHEREOF, the parties hereto have executed this Shareholder Support Agreement as of the date first written above.

SPAC:

CANTOR EQUITY PARTNERS III, INC.

By:	/s/ Brandon Lutnick
Name:	Brandon Lutnick
Title:	Chief Executive Officer

[Signature Page to Shareholder Support Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Shareholder Support Agreement as of the date first written above.

PUBCO:

AIR HOLDINGS LIMITED

By:	/s/ Mary-Ann Orr
Name: Mary-Ann Orr
Title: Director

COMPANY:

AIR LIMITED

By:	/s/ Tamir Saeed
Name: Tamir Saeed
Title: Director

[Signature Page to Shareholder Support Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Shareholder Support Agreement as of the date first written above.

Kingsway Fund Frontier Consumer Franchises

By:	/s/ William Jones
Name:	William Jones
Title:	Director

Notice Address	Number and Class of Company Ordinary Shares	Company Options	Beneficial or Record Ownership

[Signature Page to Shareholder Support Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Shareholder Support Agreement as of the date first written above.

Kingsway FCF Overflow SPC – Segregated Portfolio One

By:	/s/ Laren Gillespie
Name:	Laren Gillespie
Title:	Director

Notice Address	Number and Class of Company Ordinary Shares	Company Options	Beneficial or Record Ownership

[Signature Page to Shareholder Support Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Shareholder Support Agreement as of the date first written above.

Kingsway FCF Overflow SPC – Segregated Portfolio Two

By:	/s/ Laren Gillespie
Name:	Laren Gillespie
Title:	Director

Notice Address	Number and Class of Company Ordinary Shares	Company Options	Beneficial or Record Ownership

[Signature Page to Shareholder Support Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Shareholder Support Agreement as of the date first written above.

Kingsway FCF Overflow SPC – Segregated Portfolio Five

By:	/s/ Laren Gillespie
Name:	Laren Gillespie
Title:	Director

Notice Address	Number and Class of Company Ordinary Shares	Company Options	Beneficial or Record Ownership

[Signature Page to Shareholder Support Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Shareholder Support Agreement as of the date first written above.

Kingsway FCF Overflow SPC – Segregated Portfolio Six

By:	/s/ Laren Gillespie
Name:	Laren Gillespie
Title:	Director

Notice Address	Number and Class of Company Ordinary Shares	Company Options	Beneficial or Record Ownership

[Signature Page to Shareholder Support Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Shareholder Support Agreement as of the date first written above.

KIM AIR Limited

By:	/s/ James Dingle
Name:	James Dingle
Title: Director – Viscorp Services Limited

By:	/s/ Carly Thorpe
Name:	Carly Thorpe
Title: Director – Visdirect Services Limited

Notice Address	Number and Class of Company Ordinary Shares	Company Options	Beneficial or Record Ownership

[Signature Page to Shareholder Support Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Shareholder Support Agreement as of the date first written above.

BANK OF JORDAN PLC

By:	/s/ Saleh Hammad
Name:	Saleh Hammad
Title: CEO

Notice Address	Number and Class of Company Ordinary Shares	Company Options	Beneficial or Record Ownership

[Signature Page to Shareholder Support Agreement]

Annex D

FORM OF AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [●], 2026, is made and entered into by and among AIR Global plc (formerly known as AIR Holdings Limited), a public limited company organized under the laws of Jersey (“PubCo”), Cantor Equity Partners III, Inc., a Cayman Islands exempted company (“SPAC”), Cantor EP Holdings III, LLC, a Delaware limited liability company (“Sponsor”), and each of the undersigned holders listed on the signature pages hereto under the heading “Specified Holders” (such persons, the “Specified Holders” and, together with Sponsor and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, each a “Holder” and, collectively, “Holders”). Capitalized terms used and not otherwise defined herein shall have the same meanings set forth in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, on June 25, 2025, SPAC and Sponsor entered into that certain Registration Rights Agreement (the “Original Registration Rights Agreement”);

WHEREAS, on November 7, 2025, PubCo (at such time, a private limited company organized under the laws of Jersey), SPAC, AIR Limited, a private limited company organized under the laws of Jersey (the “Company”), Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of PubCo (“Cayman Merger Sub”), and Genesis Jersey Merger Sub Limited, a private limited company organized under the laws of Jersey and a wholly-owned subsidiary of PubCo (“Jersey Merger Sub”), entered into that certain Business Combination Agreement (as may be amended from time to time, the “Business Combination Agreement”);

WHEREAS, pursuant to the Business Combination Agreement, upon and subject to the terms and conditions thereof and in accordance with applicable law, among other matters, upon the consummation of the transactions contemplated by the Business Combination Agreement (the “Closing”), (a) Cayman Merger Sub will merge with and into SPAC (the “Cayman Merger”), with SPAC continuing as the surviving entity, and with the holders of SPAC Ordinary Shares, including Sponsor, receiving PubCo Ordinary Shares; (b) Jersey Merger Sub will merge with and into the Company (the “Jersey Merger,” and, together with the Cayman Merger, the “Mergers”), with the Company continuing as the surviving entity, and with the holders of ordinary shares of the Company, with a par value of $19.7456 per share, receiving PubCo Ordinary Shares; and (c) as a result of the Mergers and the other transactions contemplated by the Business Combination Agreement, among other matters, SPAC and the Company will become wholly-owned subsidiaries of PubCo, and PubCo will become a publicly traded company;

WHEREAS, pursuant to Section 5.5 of the Original Registration Rights Agreement, the provisions, covenants, and conditions set forth therein may be amended or modified upon the written consent of SPAC and the holders of at least a majority in interest of the Registrable Securities (as defined in the Original Registration Rights Agreement) at the time in question, and Sponsor is holder of at least a majority in interest of the Registrable Securities (as defined in the Original Registration Rights Agreement) as of the date hereof; and

WHEREAS, SPAC and Sponsor desire to amend and restate the Original Registration Rights Agreement in its entirety and enter into this Agreement, pursuant to which PubCo shall grant Holders certain registration rights with respect to certain securities of PubCo as set forth in this Agreement and terminate the Original Registration Rights Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or principal financial officer of PubCo, after consultation with counsel to PubCo, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) PubCo has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Board” shall mean the Board of Directors of PubCo.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Cayman Merger” shall have the meaning given in the Recitals hereto.

“Cayman Merger Sub” shall have the meaning given in the Recitals hereto.

“Class A Ordinary Shares” shall mean Class A ordinary shares of SPAC, par value $0.0001 per share.

“Class B Ordinary Shares” shall mean Class B ordinary shares of SPAC, par value $0.0001 per share.

“Closing” shall have the meaning given in the Recitals hereto.

“Closing Date” shall mean the date of the Closing.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Company” shall have the meaning given in the Recitals hereto.

“Demand Registration” shall have the meaning given in subsection 2.1.1.

“Demanding Holders” shall have the meaning given in subsection 2.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time.

“Filing Deadline” shall have the meaning given in subsection 2.3.1.

“Form F-1” means a Registration Statement on Form F-1 or any comparable successor form or forms thereto.

“Form F-3” means a Registration Statement on Form F-3 or any comparable successor form or forms thereto.

“Founder Shares” shall mean PubCo Ordinary Shares issued to Sponsor in the Cayman Merger in exchange for the Class A Ordinary Shares issued to Sponsor upon conversion of the Class B Ordinary Shares held by Sponsor immediately prior to the Cayman Merger in accordance with SPAC’s amended and restated memorandum and articles of association.

“Holders” shall have the meaning given in the Preamble.

“Jersey Merger” shall have the meaning given in the Recitals hereto.

“Jersey Merger Sub” shall have the meaning given in the Recitals.

“Lock-Up Period” shall mean (a) with respect to Sponsor Holders, the Sponsor Lock-Up Period and (b) with respect to the Specified Holders, the lock-up period specified in Section 3.1(b)(ii) of the Business Combination Agreement.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.

“Mergers” shall have the meaning given in the Recitals hereto.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading.

“New Registration Statement” shall have the meaning given in subsection 2.3.2.

“Original Registration Rights Agreement” shall have the meaning given in the Recitals.

“Permitted Transferees” shall mean (a) prior to the expiration of the applicable Lock-Up Period, any person or entity to whom a Holder is permitted to transfer its Registrable Securities prior to the expiration of the applicable Lock-Up Period pursuant to, as applicable, the Sponsor Support Agreement, Section 3.1(b)(ii) of the Business Combination Agreement or any other applicable agreement between such Holder and PubCo, and (b) after the expiration of the applicable Lock-Up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“Private Placement Shares” shall mean the PubCo Ordinary Shares issued to Sponsor in the Cayman Merger in exchange for the Class A Ordinary Shares purchased by Sponsor at the closing of SPAC’s initial public offering.

“Pro Rata” shall have the meaning given in subsection 2.1.4.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“PubCo” shall have the meaning given in the Preamble.

“PubCo Ordinary Shares” shall mean ordinary shares of PubCo, par value $0.01 per share.

“Registrable Security” shall mean (a) the PubCo Ordinary Shares set forth on Schedule A hereto (which, for the avoidance of doubt, shall include all of the Founder Shares and Private Placement Shares); (b) to the extent not listed on Schedule A hereto, any outstanding PubCo Ordinary Shares or any other equity security (including PubCo Ordinary Shares issued or issuable upon the exercise of any other equity security) of PubCo to the extent held by a Holder as of the date of this Agreement or as of the Closing Date, including any securities purchased in connection therewith; and (c) any other equity security of PubCo issued or issuable with respect to any PubCo Ordinary Shares described in the preceding subclauses (a) through (c), by way of a share dividend or share subdivision or in connection with a combination of shares, recapitalization, merger, consolidation, re-domestication, reorganization, or other similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates or book entry notations for such securities not bearing a legend restricting further transfer shall have been delivered or noted by PubCo and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale or current public information requirements); (v) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction; or (vi) such securities have otherwise ceased to be held by a Holder.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(i) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which PubCo Ordinary Shares are then listed;

(ii) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(iii) printing, messenger, telephone and delivery expenses;

(iv) reasonable fees and disbursements of counsel for PubCo;

(v) reasonable fees and disbursements of all independent registered public accountants of PubCo incurred specifically in connection with such Registration; and

(vi) reasonable fees and expenses of one (1) legal counsel representing Holders, as selected by Holders holding a majority of the then-outstanding Registrable Securities included, or to be included, in such Registration.

“Registration Statement” shall mean any registration statement under the Securities Act that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.1.

“Resale Shelf Registration Statement” shall have the meaning given in subsection 2.3.1.

“SEC Guidance” shall have the meaning given in subsection 2.3.2.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended from time to time.

“Significant Specified Holder” shall mean any Specified Holder holding at least 10% of the then-outstanding PubCo Ordinary Shares.

“SPAC” shall have the meaning given in the Preamble.

“SPAC Ordinary Shares” shall mean the Class A Ordinary Shares and the Class B Ordinary Shares.

“Specified Holders” shall have the meaning given in the Preamble hereto.

“Sponsor” shall have the meaning given in the Recitals hereto.

“Sponsor Holders” shall mean Sponsor and its Permitted Transferees who hold Registrable Securities.

“Sponsor Lock-Up Period” shall mean Lock-Up Period as defined in the Sponsor Support Agreement.

“Sponsor Support Agreement” shall mean that certain Sponsor Support Agreement, dated as of November 7, 2025, by and among the Company, PubCo, SPAC and Sponsor.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of PubCo are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

ARTICLE II

REGISTRATIONS

2.1 Demand Registration.

2.1.1. Request for Registration. Subject to the provisions of subsection 2.1.4 and Section 2.4 hereof, at any time and from time to time on or after the Closing Date, any Significant Specified Holder (the “Demanding Holders”) may make a written demand for Registration of all or part of their Registrable Securities, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). PubCo shall, within ten (10) calendar days of PubCo’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify PubCo, in writing, within five (5) calendar days after the receipt by such Holder of the notice from PubCo. Upon receipt by PubCo of any such written notification from a Requesting Holder(s) to PubCo, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and PubCo shall effect, as soon thereafter as practicable, the Registration of all Registrable Securities requested by the Demanding Holders(s) and Requesting Holder(s) pursuant to such Demand Registration, including by (x) filing or confidentially submitting a Registration Statement relating thereto as soon as practicable, but not more than sixty (60) calendar days immediately after PubCo’s receipt of the Demand Registration, and (y) using its reasonable best efforts to have such Registration Statement become effective as soon as practicable after PubCo’s receipt of the Demand Registration but in any event no later than within ninety (90) calendar days or, if the Registration Statement is reviewed by, and comments thereto are provided from, the Commission, within one hundred twenty (120) calendar days; provided, that PubCo shall request the Registration Statement to be declared effective as soon as practicable but in any event no later than within five (5) business days after the date PubCo is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Under no circumstances shall PubCo be obligated to effect more than one (1) Registration pursuant to a Demand Registration under this subsection 2.1.1 in any six (6)-month period. Each Holder agrees that such Holder shall treat as confidential the receipt of the notice of Demand Registration and shall not disclose or use the information contained in such notice of Demand Registration without the prior written consent of PubCo or until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by the Holder in breach of the terms of this Agreement.

2.1.2. Effective Registration. Notwithstanding the provisions of subsection 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) PubCo has complied with all of its obligations under this Agreement with respect thereto; provided, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (a) such stop order or injunction is removed, rescinded or otherwise terminated, and (b) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elects to continue with such Registration and accordingly notifies PubCo in writing, but in no event later than five (5) calendar days, of such election; and provided, further, that PubCo shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

2.1.3. Underwritten Offering. Subject to the provisions of subsection 2.1.4 and Section 2.4 hereof, if (x) a majority-in-interest of the Demanding Holders or (y) a Significant Specified Holder so advise PubCo as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Demanding Holders initiating the Demand Registration in consultation with PubCo. Notwithstanding the foregoing, PubCo is not obligated to effect an Underwritten Offering unless the aggregate gross proceeds from the sale of all Registrable Securities (regardless of Holder) requested to be included in such Underwritten Offering is reasonably expected by the Requesting Holder to be at least $75,000,000, and PubCo is not obligated to effect (i) more than an aggregate of two (2) Underwritten Offerings pursuant to this subsection 2.1.3 in any twelve (12)-month period, or (ii) an Underwritten Offering pursuant to this subsection 2.1.3 within ninety (90) calendar days after the closing of an Underwritten Offering.

2.1.4. Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises PubCo, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other PubCo Ordinary Shares or other equity securities that PubCo desires to sell and PubCo Ordinary Shares, if any, as to which a Registration has been requested pursuant to separate written contractual piggyback registration rights held by any other shareholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then PubCo shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders (Pro Rata, based on the respective number of Registrable Securities that each Holder has so requested) exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), PubCo Ordinary Shares or other equity securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), PubCo Ordinary Shares or other equity securities of other persons or entities that

PubCo is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons or entities and that can be sold without exceeding the Maximum Number of Securities.

2.1.5. Demand Registration Withdrawal. At least three (3) business days prior to (i) the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of its Registrable Securities pursuant to a Demand Registration under subsection 2.1.1 (other than an Underwritten Offering pursuant to subsection 2.1.3), a majority-in-interest of the Demanding Holders initiating a Demand Registration or a majority-in-interest of the Requesting Holders (if any) and (ii) the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing an Underwritten Offering pursuant to subsection 2.1.3, a majority-in-interest of the Demanding Holders initiating an Underwritten Offering, in each case of (i) and (ii), shall have the right to withdraw from a Registration pursuant to such applicable Demand Registration for any or no reason whatsoever upon written notification to PubCo and, if applicable, the Underwriter or Underwriters (if any) of its intention to withdraw from such Registration. Notwithstanding anything to the contrary in this Agreement, PubCo shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration prior to any withdrawal under this subsection 2.1.5; provided, that if PubCo pays such expenses related to a Demand Registration initiated by Sponsor, such registration shall count as a Demand Registration for purposes of Section 3.6.

2.2 Piggyback Registration.

2.2.1. Piggyback Rights. If, at any time on or after the Closing Date, PubCo proposes to file or confidentially submit a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of shareholders of PubCo (or by PubCo and by the shareholders of PubCo including, without limitation, pursuant to Section 2.1 hereof), other than a Registration Statement (a) filed in connection with any employee share option or other benefit plan, (b) pursuant to a registration statement on Form F-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (c) for an exchange offer or offering of securities solely to PubCo’s existing shareholders, (d) for an offering of debt that is convertible into equity securities of PubCo or (e) for a dividend reinvestment plan, then PubCo shall give written notice of such proposed filing to all Holders of Registrable Securities as soon as practicable but not less than ten (10) calendar days before the anticipated filing date of such Registration Statement, which notice shall (i) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (ii) offer to all Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within (a) five (5) calendar days in the case of filing a registration statement, prospectus or prospectus supplement and (b) three (3) calendar days in the case of an Underwritten Offering (unless such offering is an overnight or bought Underwritten Offering, then one (1) calendar day), in each case after receipt of such written notice (such Registration a “Piggyback Registration”). PubCo shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of PubCo included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. If no written request for inclusion from a Holder is received within the specified time, each such Holder shall have no further right to participate in such Piggyback Registration pursuant to this subsection 2.2.1. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by PubCo.

2.2.2. Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises PubCo and Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of PubCo Ordinary Shares that PubCo desires to sell, taken together with (i) PubCo Ordinary Shares, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) PubCo Ordinary Shares, if any, as to which Registration has been requested pursuant to separate written contractual piggyback registration rights of other shareholders of PubCo, exceeds the Maximum Number of Securities, then:

(a) If the Registration is undertaken for PubCo’s account, PubCo shall include in any such Registration (i) first, PubCo Ordinary Shares or other equity securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, Pro Rata based on the respective number of Registrable Securities that each Holder has so requested, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), PubCo Ordinary Shares, if any, as to which Registration has been requested pursuant to written contractual piggyback registration rights of other shareholders of PubCo, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Registration is pursuant to a request by persons or entities other than Holders of Registrable Securities, then PubCo shall include in any such Registration (i) first, PubCo Ordinary Shares or other equity securities, if any, of such requesting persons or entities, other than Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, Pro Rata based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that Holders have requested be included in such Underwritten Registration, which can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), PubCo Ordinary Shares or other equity securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), PubCo Ordinary Shares or other equity securities for the account of other persons or entities that PubCo is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3. Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to PubCo and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration at least three (3) business days prior to the earlier of (i) the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or (ii) the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing the Underwritten Offering with respect to such Piggyback Registration. PubCo (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement or abandon an Underwritten Offering in connection with a Piggyback Registration at any time prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, PubCo shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to any withdrawal under this subsection 2.2.3.

2.2.4. Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.1 hereof.

2.3 Shelf Registration.

2.3.1. Registration Statement Covering Resale of Registrable Securities. PubCo shall prepare and file or cause to be prepared and filed with the Commission, no later than ninety (90) days following the Closing Date (the “Filing Deadline”), a Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act or any successor thereto registering the resale from time to time by Holders of all of the Registrable Securities held by the Holders and by Company Shareholders of all PubCo Ordinary Shares that the Company Shareholders received in exchange for their Company Ordinary Shares at the Jersey Effective Time (the “Resale Shelf Registration Statement”). The Resale Shelf Registration Statement shall be on Form F-3 (or, if Form F-3 is not available to be used by PubCo at such time, on Form F-1 or another appropriate form permitting Registration of such Registrable Securities for resale). If the Resale Shelf Registration Statement is initially filed on Form F-1 and thereafter PubCo becomes eligible to use Form F-3 for secondary sales, PubCo shall, as promptly as reasonably practicable, cause such Resale Shelf Registration Statement to be amended, or shall file a new replacement Resale Shelf Registration Statement, such that the Resale Shelf Registration Statement is on Form F-3. PubCo shall use reasonable best efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as possible after the Filing Deadline; provided, however, that PubCo’s obligations to include the Registrable Securities held by a Holder in the Resale Shelf Registration Statement are contingent upon such Holder furnishing in writing to PubCo such information regarding the Holder, the securities of PubCo held by the Holder and the intended method of disposition of the Registrable Securities as shall be reasonably requested by PubCo to effect the registration of the Registrable Securities, and the Holder shall execute such documents in connection with such registration as PubCo may reasonably request that are customary of a selling shareholder in similar situations. Once effective, PubCo shall use reasonable best efforts to keep the Resale Shelf Registration Statement and Prospectus included therein continuously effective and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, to ensure that another Registration Statement is available, under the Securities Act at all times until the earliest of (i) the date on which all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement and (ii) the date on which all Registrable Securities and other securities covered by such Registration Statement have ceased to be Registrable Securities. The Registration Statement filed with the Commission pursuant to this subsection 2.3.1 shall contain a prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement (subject to applicable lock-up restrictions), and shall provide that such Registrable Securities may be sold pursuant to any method or combination of methods legally available to, and requested by, Holders.

2.3.2. Commission Cutback. Notwithstanding the registration obligations set forth in this Section 2.3, in the event the Commission informs PubCo that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, PubCo agrees to promptly (i) inform each of the Holders thereof and use its reasonable best efforts to file amendments to the Resale Shelf Registration Statement as required by the Commission and/or (ii) withdraw the Resale Shelf Registration Statement and file a new registration statement (a “New Registration Statement”) on Form F-3, or if Form F-3 is not then available to PubCo for such registration statement, on such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, PubCo shall use its reasonable best efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”). Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation on the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that PubCo used reasonable efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a Holder as to further limit its Registrable Securities to be included on the Registration Statement, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a Pro Rata basis, subject to a determination by the Commission that certain Holders must be reduced first based on the number of Registrable Securities held by such Holders. In the event PubCo amends the Resale Shelf Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, PubCo will use its reasonable best efforts to file with the Commission, as promptly as allowed by the Commission or SEC Guidance provided to PubCo or to registrants of securities in general, one or more registration statements on Form F-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Resale Shelf Registration Statement, as amended, or the New Registration Statement.

2.3.3. Underwritten Shelf Offerings. At any time that a Resale Shelf Registration Statement is effective, if any Demanding Holder delivers a notice to PubCo pursuant to subsection 2.1.3 stating the intention to sell all or part such Holders’ Registrable Securities included on the Shelf Registration Statement in an Underwritten Offering, then PubCo shall promptly amend or supplement the Shelf Registration Statement, as may be necessary in order to enable such Registrable Securities to be distributed pursuant to an Underwritten Offering; provided, that subsections 2.1.3 and 2.1.4 shall apply mutatis mutandis.

2.4 Restrictions on Registration Rights. If Holders have requested an Underwritten Registration and (a) PubCo and Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer, or (b) the filing, initial effectiveness, or continued use of a Registration Statement in respect of such Underwritten Offering at any time would require the inclusion in such Registration Statement of financial statements that are unavailable to PubCo for reasons beyond PubCo’s control, or (iii) in the good faith judgment of the Board such Registration would be materially detrimental to PubCo and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case, PubCo shall furnish to such Holders a certificate signed by the Chairman or another authorized representative of the Board stating that in the good faith judgment of the Board it would be materially detrimental to PubCo for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, PubCo shall have the right to defer such filing for a period of not more than thirty (30) calendar days; provided, however, that PubCo shall not defer its obligation in this manner more than once in any 12-month period.

ARTICLE III

PUBCO PROCEDURES

3.1 General Procedures. If at any time on or after the Closing Date, PubCo is required to effect the Registration of Registrable Securities, PubCo shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto PubCo shall, as expeditiously as reasonably possible:

3.1.1. prepare and file with the Commission, as soon as reasonably practicable, a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold or are no longer outstanding (such period, the “Effectiveness Period”);

3.1.2. prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus used in connection therewith as may be necessary under applicable law to keep such Registration Statement continuously effective with respect to the disposition of all Registrable Securities thereby for its Effectiveness Period;

3.1.3. prior to filing or confidentially submitting a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and each Holder of Registrable Securities included in such Registration, and each such Holder’s legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and each Holder of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided, that, PubCo will not have any obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system;

3.1.4. prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as any Holder of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of PubCo and do any and all other acts and things that may be necessary or advisable to enable Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that PubCo shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5. cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by PubCo are then listed;

3.1.6. provide a transfer agent and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7. advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8. at least five (5) calendar days prior to the filing or confidentially submitting of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities, and its counsel, including, without limitation, providing copies promptly upon receipt of any comment letters received with respect to any such Registration Statement or Prospectus;

3.1.9. notify Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10. permit a representative of the Holders (such representative to be selected by a majority-in-interest of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause PubCo’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to PubCo, prior to the release or disclosure of any such information; and provided further, PubCo may not include the name of any Holder or Underwriter or any information regarding any Holder or Underwriter in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement or Prospectus, any document that is to be incorporated by reference into such Registration Statement or Prospectus, or any response to any comment letter, without the prior written consent of the such Holder or Underwriter and providing each such Holder or Underwriter a reasonable amount of time to review and comment on such applicable document;

3.1.11. obtain a “cold comfort” letter from PubCo’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority in interest of the participating Holders and such managing Underwriter;

3.1.12. on the date the Registrable Securities are delivered for sale pursuant to such Registration in the event of an Underwritten Registration, obtain an opinion, dated such date, of counsel representing PubCo for the purposes of such Registration, addressed to the Underwriter(s) and the placement agent or sales agent, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Underwriter(s), placement agent or sales agent may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to the Underwriter(s), placement agent or sales agent;

3.1.13. in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.14. make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of PubCo’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission), which shall be satisfied by PubCo’s filing such a statement on the Commission’s EDGAR site;

3.1.15. if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $50,000,000, use its reasonable efforts to make available senior executives of PubCo to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.16. otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by Holders, in connection with such Registration.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by PubCo, provided, however, that PubCo shall not be required to pay for more than one (1) registration proceeding with respect to a registration request begun pursuant to Section 2.1 by the Demanding Holders that is subsequently withdrawn at the request of the Demanding Holders. Any Registration Expenses of Registrations not borne by PubCo pursuant to the immediately preceding sentence shall be borne by the Demanding Holders Pro Rata. It is acknowledged by Holders that Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing Holders.

3.3 Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of PubCo pursuant to a Registration initiated by PubCo hereunder unless such person (a) agrees to sell such person’s securities on the basis provided in any underwriting arrangements in form, scope and substance customary for such offerings and approved by PubCo and such person and (b) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from PubCo that a Registration Statement or Prospectus contains a Misstatement, each Holder shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that PubCo hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by PubCo that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require PubCo to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to PubCo for reasons beyond PubCo’s control, PubCo may, upon giving prompt written notice of such action to Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than sixty (60) calendar days, determined in good faith by PubCo to be necessary for such purpose. In the event PubCo exercises its rights under the preceding sentence, Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. PubCo shall immediately notify Holders of the expiration of any period during which it exercised its rights under this Section 3.4. If so directed by PubCo, Holders will deliver to PubCo or, in Holders’ sole discretion, destroy, all copies of each Prospectus for which Holders have suspended use pursuant to this Section 3.4 covering Registrable Securities in Holders’ possession; provided, however, that this obligation to deliver or destroy shall not apply (i) to the extent Holders are required to retain a copy of such Prospectus (a) to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up. Notwithstanding anything to the contrary set forth herein, PubCo shall not provide any Holder with any material, nonpublic information regarding PubCo without the Holder’s consent, other than to the extent that providing notice under this Section 3.4 to such Holder constitutes material, nonpublic information regarding PubCo.

3.5 Reporting Obligations. As long as any Holder owns Registrable Securities, PubCo, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by PubCo after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish Holders with true and complete copies of all such filings. PubCo further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell PubCo Ordinary Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission to the extent such rule or such successor rule is available to PubCo), including providing any legal opinions. Upon the request of any Holder, PubCo shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

3.6 Limitations on Registration Rights. Notwithstanding anything herein to the contrary, (a) Sponsor may not exercise its rights solely in respect of the Private Placement Shares under Sections 2.1 and 2.2 hereunder after June 25, 2030 and June 25, 2032 respectively and (b) Sponsor may not exercise its rights solely in respect of the Private Placement Shares under Section 2.1 more than one time.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1. In connection with any Registration Statement in which a Holder of Registrable Securities is participating, PubCo agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its affiliates, officers and directors and each person who controls such Holder (within the meaning of the Securities Act) (collectively, the “Holder Indemnified Persons”) against all losses, claims, damages, liabilities and expenses (including reasonable and documented attorneys’ fees) resulting from any Misstatement or alleged Misstatement, except insofar as the same are caused by or contained in any information furnished in writing to PubCo by such Holder Indemnified Person expressly for use therein. Notwithstanding the foregoing, the indemnity agreement contained in this section 4.1.1 shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of PubCo, which consent shall not be unreasonably withheld, conditioned or delayed.

4.1.2. In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to PubCo in writing such information and affidavits as PubCo reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify PubCo, its directors and officers and agents and each person who controls PubCo (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable outside attorneys’ fees) resulting from any Misstatement or alleged Misstatement, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

4.1.3. Any person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party if the indemnifying party provides notice of such to the indemnified party within thirty (30) calendar days of the indemnifying party’s receipt of notice of such claim. After notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any other legal expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (i) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (ii) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (iii) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (iv) the indemnifying party has not in fact employed counsel to assume the defense of such action or counsel reasonably satisfactory to the indemnified party, in each case, within a reasonable time after receiving notice of the commencement of the action; in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction (plus local counsel) at any one time for all such indemnified party or parties. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). No indemnifying party shall, without the consent of the indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 4 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (1) includes an express and unconditional release of each indemnified party, in form and substance reasonably satisfactory to such indemnified party, from all liability arising out of such litigation, investigation, proceeding or claim and (2) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

4.1.4. The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. PubCo and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the PubCo’s or such Holder’s indemnification is unavailable for any reason.

4.1.5. If the indemnification provided under Section 4.1 hereof is held by a court of competent jurisdiction to be unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall to the extent permitted by law contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability except in the case of fraud or wilful misconduct by such Holder. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery, or (c) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to PubCo, to: c/o AIR Limited Festival Office Tower Dubai, PO Box 117613 United Arab Emirates, attention: Mary-Ann Orr and Ronan Barry; Email: , with a copy (which will not constitute notice) to: Latham & Watkins (London) LLP, 99 Bishopsgate, London, EC2M 3XF, United Kingdom Attention: Jennifer M. Engelhardt and Ryan Maierson; Email: ; and, if to any Holder, at such Holder’s address or contact information as set forth in PubCo’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) calendar days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third-Party Beneficiaries.

5.2.1. This Agreement and the rights, duties and obligations of PubCo hereunder may not be assigned or delegated by PubCo in whole or in part.

5.2.2. Prior to the expiration of the applicable Lock-Up Period, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the transfer restrictions set forth in this Agreement.

5.2.3. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of Sponsor, which shall include Permitted Transferees.

5.2.4. This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement, including Section 4.1 and Section 5.2 hereof.

5.2.5. No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate PubCo unless and until PubCo shall have received (a) written notice of such assignment as provided in Section 5.1 hereof and (b) the written agreement of the assignee, in a form reasonably satisfactory to PubCo, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed and delivered (including by facsimile, email or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

5.4 Governing Law; Jurisdiction. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (I) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION AND (II) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.

5.5 Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHERS HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.5.

5.6 Amendments and Modifications. Upon the written consent of PubCo and Holders of at least a majority in interest of the Registrable Securities held by all Holders at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects the Sponsor Holders as a group shall require the consent of at least a majority-in-interest of the Registrable Securities held by such Sponsor Holders at the time in question so affected; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder or group of affiliated Holders, solely in its capacity as a shareholder of PubCo, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder or group of affiliated Holders so affected. No course of dealing between any Holder or PubCo and any other party hereto or any failure or delay on the part of a Holder or PubCo in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or PubCo. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party. Any amendment, termination, or waiver effected in accordance with this section 5.6 shall be binding on each party hereto and all of such party’s successors and permitted assigns, regardless of whether or not any such party, successor or assignee entered into or approved such amendment, termination, or waiver.

5.7 Other Registration Rights. PubCo represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require PubCo to register any securities of PubCo for sale or to include such securities of PubCo in any Registration filed by PubCo for the sale of securities for its own account or for the account of any other person. Further, PubCo represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.8 Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior contracts or agreements with respect to the subject matter hereof and the matters addressed or governed hereby, whether oral or written, including, without limitation, the Original Registration Rights Agreement.

5.9 Term. This Agreement shall terminate upon the earlier of (a) the tenth anniversary of the date of this Agreement or (b) the date as of which (i) all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) or (ii) with respect to any Holder, such Holder ceasing to hold Registrable Securities.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this Amended and Restated Registration Rights Agreement to be executed as of the date first written above.

PUBCO:

AIR GLOBAL PLC

By:
Name:
Title:

SPAC:

CANTOR EQUITY PARTNERS III, INC.

By:
Name:
Title:

SPECIFIED HOLDERS:

[●]

By:
Name:
Title:

SPONSOR:

CANTOR EP HOLDINGS III, LLC

By:
Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

SCHEDULE A

Holder	Address	Number of PubCo Ordinary Shares

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except where any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, actual fraud or the consequences of committing a crime. Pubco’s memorandum and articles of association permit indemnification of officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In connection with the consummation of the Business Combination, Pubco expects to enter into indemnification agreements with each of its directors that will indemnify such persons to the maximum extent permitted by applicable law against all losses suffered or incurred by them including, among other things, those that arise out of or in connection with his or her appointment as a director, an act done, concurred in or omitted to be done by such person in connection with such person’s performance of his or her functions as a director, or an official investigation, examination or other proceedings ordered or commissioned in connection with the affairs of the company of which he or she is serving as a director at the request of the indemnifying company. Pubco expects that these indemnification agreements will provide the directors with contractual rights to indemnification and expense advancement.

CAEP’s and AIR’s officers and directors will be eligible for continued indemnification and continued coverage under a tail policy for CAEP’s and/or AIR’s directors’ and officers’ liability insurance policy for up to a six-year period from and after Closing for events occurring prior to Closing, which tail policy is to be paid for by Pubco at Closing pursuant to the Business Combination Agreement. If the Business Combination does not close, CAEP’s and AIR’s officers and directors may not receive this tail insurance coverage.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Pubco pursuant to the foregoing provisions, Pubco has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

Exhibit no	Description
2.1†	Business Combination Agreement, dated as of November 7, 2025, by and among CAEP, Pubco, Cayman Merger Sub, Jersey Merger Sub and AIR (included as Annex A to the proxy statement/prospectus).
3.1	Memorandum and Articles of Association of Pubco in effect prior to Closing.
3.2*	Form of Amended and Restated Memorandum and Articles of Association of Pubco.
4.1*	Specimen Pubco Ordinary Share Certificate.
5.1*	Opinion of Walkers (Jersey) LLP as to validity of Pubco Ordinary Shares.
8.1*	Form of Tax Opinion of DLA Piper LLP (US).
10.1	Sponsor Support Agreement, dated as of November 7, 2025, by and among Pubco, CAEP, Sponsor and AIR (included as Annex B to this proxy statement/prospectus).
10.2	Shareholder Support Agreement, dated as of November 7, 2025, by and among certain Key Company Shareholders, CAEP, AIR and Pubco (included as Annex C to this proxy statement/prospectus).
10.3	Form of Amended and Restated Registration Rights Agreement, by and among Pubco, CAEP, Sponsor and the other undersigned holders thereto (included as Annex D to this proxy statement/prospectus).
10.4	Letter Agreement, dated June 25, 2025, by and among CAEP, its officers, its directors and the Sponsor.
10.5*	Senior Facilities Agreement, dated March 5, 2025 among AIR, AIR Group Ventures Limited as borrower and the arrangers thereto.
10.6††*	Form of Pubco omnibus incentive plan.
21.1*	List of Subsidiaries of Pubco.
23.1*	Consent of PricewaterhouseCoopers Limited Partnership Dubai Branch.
23.2*	Consent of Withum Smith+Brown, PC.
23.3*	Consent of Walkers (Jersey) LLP (included in Exhibit 5.1).
23.4*	Consent of Arthur D. Little.
23.5*	Consent of DLA Piper LLP (US) (Included in Exhibit 8.1).
24.1*	Power of Attorney (included on signature page to the proxy statement/prospectus which forms part of this registration statement).
99.1*	Form of Proxy Card.
99.2*	Consent of Tamir Saeed to be Named as a Director Nominee.
99.3*	Consent of Manuel Stotz to be Named as a Director Nominee.
107*	Filing Fee Table.

____________

* To be filed by amendment.

† Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

†† Indicates a management contract or compensatory plan.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

•
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
•
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
•
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;
•
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
•
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;
•
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and
•
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
•
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
•
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
•
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (a) that is filed pursuant to the immediately preceding paragraph, or (b) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dubai, United Arab Emirates on , 2026.

AIR HOLDINGS LIMITED

By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each of and as attorney-in-fact and agent, with full power of substitution and re-substitution, to sign on his or her behalf, individually and in any and all capacities, including the capacities stated below, any and all amendments (including post-effective amendments) to this Registration Statement and any registration statements filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, relating thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Position	Date

, 2026

, 2026

, 2026

, 2026

, 2026

Pursuant to the requirements of the Securities Act, the co-registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dubai, United Arab Emirates on , 2026.

AIR LIMITED

By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each of and as attorney-in-fact and agent, with full power of substitution and re-substitution, to sign on his or her behalf, individually and in any and all capacities, including the capacities stated below, any and all amendments (including post-effective amendments) to this Registration Statement and any registration statements filed by the co-registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, relating thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Position	Date
AIR Limited
, 2026

, 2026

, 2026

, 2026

, 2026

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, as amended, the undersigned, the duly undersigned representative in the United States of America, has signed this Registration Statement in , on , 2026.

Authorized U.S. Representative

By:
Name:
Title: